    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 1998



                                                      REGISTRATION NO. 333-67671

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                           --------------------------

                              INFORMIX CORPORATION

             (Exact name of Registrant as specified in its charter)

           DELAWARE                          7372                  94-3011736
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                   Classification Code No.)      Identification
incorporation or organization)                                      Number)

                              4100 BOHANNON DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 926-6300
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           --------------------------

                               JEAN-YVES DEXMIER
               EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                              INFORMIX CORPORATION
                              4100 BOHANNON DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 926-6300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

       DOUGLAS H. COLLOM, ESQ.                   DANIEL E. O'CONNOR, ESQ.
       JEFFREY A. HERBST, ESQ.                     DAVID T. YOUNG, ESQ.
        RONALD A. BAKER, ESQ.                     PAUL G. MARTINO, ESQ.
        MARK A. CLAWSON, ESQ.                    Gunderson Dettmer Stough
   Wilson Sonsini Goodrich & Rosati        Villeneuve Franklin & Hachigian, LLP
       Professional Corporation                   155 Constitution Drive
          650 Page Mill Road                   Menlo Park, California 94025
   Palo Alto, California 94304-1050                   (650) 321-2400
            (650) 493-9300

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AND THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS UNDER THE AGREEMENT AND PLAN OF REORGANIZATION DESCRIBED HEREIN INCLUDING THE APPROVAL OF SUCH AGREEMENT BY THE STOCKHOLDERS OF RED BRICK SYSTEMS, INC.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       [LOGO]

                                485 ALBERTO WAY
                                   LOS GATOS,
                                CALIFORNIA 95032


                                December 4, 1998


Dear Stockholder:

    You are cordially invited to attend a special meeting of stockholders of Red Brick Systems, Inc. to be held on:


                    Thursday, December 31, 1998 at 8:00 a.m.
                                at Hyatt Rickeys
                              4219 El Camino Real
                             Palo Alto, California


    THIS IS A VERY IMPORTANT SPECIAL MEETING THAT AFFECTS YOUR INVESTMENT IN RED BRICK.

    At this meeting you will be asked to vote on a merger agreement pursuant to which Red Brick would be merged with a subsidiary of Informix Corporation. In the merger, Informix will issue to Red Brick stockholders 0.6 of a share of Informix common stock for each share of Red Brick common stock held by them. Red Brick and Informix intend the exchange of Red Brick common stock for Informix common stock (other than cash paid for fractional shares) to be tax-free to Red Brick stockholders for federal income tax purposes.

    Your board of directors has approved the merger, has determined that the merger agreement and the merger are in your best interests and unanimously recommends that you vote to approve the merger agreement at the special meeting. The merger agreement is attached to the accompanying proxy statement/prospectus as Annex A. We encourage you to read the merger agreement.

    In reaching this determination, your board of directors received the written opinion of Morgan Stanley & Co. Incorporated that the exchange ratio described above was fair, from a financial point of view, to you as of the date of its opinion. A copy of this opinion is attached to the accompanying proxy statement/prospectus as Annex B.

    We have enclosed a notice of special meeting and a proxy statement/prospectus discussing the proposed merger and the merger agreement. We encourage you to read these documents carefully. Also enclosed is a proxy card so you can vote on the merger agreement without attending the meeting. PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT TO US AS SOON AS POSSIBLE IN THE POSTAGE-PREPAID ENVELOPE WE HAVE PROVIDED. If you decide to attend the special meeting, you may vote your shares in person whether or not you have mailed us a proxy.

    Thank you for your cooperation.

                                          Very truly yours,


                                          /s/ Christopher G. Erickson


                                          CHRISTOPHER G. ERICKSON
                                          President, Chief Executive Officer and
                                          Chairman of the Board of Directors

--------------------------------------------------------------------------------
YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE RED BRICK SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. YOUR PROXY MAY BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. PLEASE DO NOT SEND ANY RED BRICK STOCK CERTIFICATES IN YOUR PROXY ENVELOPE.
--------------------------------------------------------------------------------

                                       [LOGO]

                                485 ALBERTO WAY
                                   LOS GATOS,
                                CALIFORNIA 95032

                                   NOTICE OF
                        SPECIAL MEETING OF STOCKHOLDERS


                                 TO BE HELD ON
                    THURSDAY, DECEMBER 31, 1998 AT 8:00 A.M.
                                AT HYATT RICKEYS
                              4219 EL CAMINO REAL
                             PALO ALTO, CALIFORNIA


                            ------------------------

    The board of directors of Red Brick Systems, Inc. asks you to attend this important special meeting to vote on the following:

       1. A merger agreement pursuant to which Red Brick would be merged with a subsidiary of Informix Corporation. In the merger, Informix will issue to Red Brick stockholders 0.6 of a share of Informix common stock for each share of Red Brick common stock held by them; and

       2. Any other business as may properly come before the special meeting or any postponement or adjournment.

    Your board of directors has determined that the merger agreement and the merger are in your best interests and recommends that you vote to approve the merger agreement at the meeting.


    Only stockholders of record of Red Brick common stock at the close of business on December 3, 1998 will be entitled to notice of, and to vote at, the special meeting or any adjournments or postponements. A list of such stockholders will be available for inspection at Red Brick's headquarters located at 485 Alberto Way, Los Gatos, California during ordinary business hours for the ten-day period prior to the special meeting. The merger cannot be completed unless holders of a majority of the outstanding shares of Red Brick common stock on the record date affirmatively vote to approve the merger agreement.


    Accompanying this notice is a proxy statement/prospectus discussing the proposed merger and the merger agreement. We encourage you to read this document carefully. Also enclosed is a proxy card so you can vote on the merger agreement without attending the meeting. PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT TO US AS SOON AS POSSIBLE IN THE POSTAGE-PREPAID ENVELOPE WE HAVE PROVIDED. If you decide to come to the special meeting, you may vote your shares in person whether or not you have mailed us a proxy.


                                        By Order of the Board of Directors
                                        /s/ Kristi L. Smith
                                        KRISTI L. SMITH
                                        Secretary

Los Gatos, California
Dated: December 4, 1998


--------------------------------------------------------------------------------
YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE RED BRICK SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. YOUR PROXY MAY BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. PLEASE DO NOT SEND ANY RED BRICK STOCK CERTIFICATES IN YOUR PROXY ENVELOPE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. INFORMIX MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

--------------------------------------------------------------------------------


                  SUBJECT TO COMPLETION DATED DECEMBER 4, 1998



              [RED BRICK LOGO]                      [INFORMIX LOGO]
            PROXY STATEMENT                            PROSPECTUS
                   OF                                      OF
        RED BRICK SYSTEMS, INC.                   INFORMIX CORPORATION
 FOR A SPECIAL MEETING OF STOCKHOLDERS         UP TO 8,043,057 SHARES OF
    TO BE HELD ON DECEMBER 31, 1998           COMMON STOCK, PAR VALUE $.01

    The board of directors of Red Brick Systems, Inc. has approved a merger agreement that would merge Red Brick with a subsidiary of Informix Corporation. In the merger, Informix will issue to Red Brick stockholders 0.6 shares of Informix common stock for each share of Red Brick common stock held by them. We intend the exchange of Red Brick common stock for Informix common stock (other than cash paid for fractional shares) to be tax-free to Red Brick stockholders for federal income tax purposes.


    Your board of directors has determined that the merger agreement and the merger are in your best interests and recommends that you vote to approve the merger agreement at the special meeting described below.

    A special meeting for Red Brick stockholders to vote on the merger agreement has been scheduled for:


                    THURSDAY, DECEMBER 31, 1998 AT 8:00 A.M.
                                AT HYATT RICKEYS
                              4219 EL CAMINO REAL
                             PALO ALTO, CALIFORNIA



    Only stockholders who held their shares of Red Brick common stock at the close of business on December 3, 1998 will be entitled to notice of, and to vote at, the special meeting and any adjournments or postponements. The merger cannot be completed unless holders of a majority of the outstanding shares of Red Brick common stock on the record date affirmatively vote to approve the merger agreement.


    INFORMIX COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "IFMX." RED BRICK COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "REDB."

    This document gives you detailed information about the proposed merger. We encourage you to read this entire document carefully. Please see "Where You Can Find More Information" on page 29 for additional information about Informix and Red Brick on file with the Securities and Exchange Commission.

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN DETERMINING HOW TO VOTE ON THE MERGER AGREEMENT.
--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE INFORMIX COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


    This proxy statement/prospectus is dated December 4, 1998, and was first mailed to stockholders on December 9, 1998.

                               TABLE OF CONTENTS


                                                                                                               PAGE
                                                                                                             ---------
SUMMARY....................................................................................................          1
  The Companies............................................................................................          1
  The Merger...............................................................................................          1
  What Red Brick Stockholders Will Receive in the Merger...................................................          1
  Risks of the Merger......................................................................................          1
  The Special Meeting......................................................................................          2
  Record Date for Voting on the Merger Agreement...........................................................          2
  Stockholder Vote Required to Approve the Merger Agreement................................................          2
  Voting Agreements........................................................................................          2
  Red Brick Reasons for the Merger; Recommendation to Red Brick Stockholders...............................          2
  Opinion of Financial Advisor to Red Brick................................................................          2
  Other Interests of Red Brick Officers and Directors in the Merger........................................          2
  Conditions to the Merger.................................................................................          3
  No Solicitation..........................................................................................          3
  Termination of the Merger Agreement......................................................................          3
  Informix Stock Option....................................................................................          3
  Regulatory Approvals.....................................................................................          3
  Accounting Treatment.....................................................................................          3
  Important Federal Income Tax Consequences................................................................          3
  No Appraisal Rights......................................................................................          3
  Comparative Per Share Data and Market Price Information..................................................          3
  Listing of Informix Common Stock.........................................................................          4
  Forward-Looking Statements May Prove Inaccurate..........................................................          4
  Who Can Help Answer Your Questions.......................................................................          4
  Summary Consolidated Historical Financial Data...........................................................          5

RISK FACTORS...............................................................................................          7
  Risks Related to the Merger..............................................................................          7
  Risks Relating to Informix...............................................................................          9
  Risks Relating to Red Brick..............................................................................         19

WHERE YOU CAN FIND MORE INFORMATION........................................................................         30

TRADEMARKS.................................................................................................         30

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE............................................................         31

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA............................................................         32

COMPARATIVE PER SHARE DATA.................................................................................         34

MARKET PRICE AND DIVIDEND INFORMATION......................................................................         35
  Informix.................................................................................................         35
  Red Brick................................................................................................         35
  Recent Share Prices......................................................................................         35
  Stockholders.............................................................................................         36
  Dividends................................................................................................         36

THE RED BRICK SPECIAL MEETING..............................................................................         37
  General..................................................................................................         37
  Record Date and Outstanding Shares.......................................................................         37

                                                                                                               PAGE
                                                                                                             ---------
  Voting of Proxies........................................................................................         37
  Quorum Required..........................................................................................         38
  Vote Required............................................................................................         38
  Abstentions; Broker Non-Votes............................................................................         39
  Solicitation of Proxies and Expenses.....................................................................         39

THE PLAN OF MERGER AND RELATED TRANSACTIONS................................................................         40
  Material Contacts and Board Deliberations................................................................         40
  Reasons for the Merger...................................................................................         42
  Recommendation of the Red Brick Board....................................................................         44
  Opinion of Financial Advisor to Red Brick................................................................         44
  Interests of Certain Persons in the Merger...............................................................         48
  Certain Federal Income Tax Considerations................................................................         51
  No Appraisal Rights......................................................................................         52

THE MERGER AGREEMENT.......................................................................................         53
  The Merger...............................................................................................         53
  Effective Time...........................................................................................         53
  Conversion of Shares in the Merger.......................................................................         53
  Assumption of Stock Options..............................................................................         54
  Effect of the Merger.....................................................................................         54
  Representations and Warranties...........................................................................         54
  Conduct of Informix's and Red Brick's Business Prior to the Merger.......................................         55
  No Solicitation..........................................................................................         57
  Conditions to the Merger.................................................................................         58
  Termination of the Merger Agreement......................................................................         60
  Fees and Expenses........................................................................................         61
  Related Agreements.......................................................................................         61

OTHER RELATED MATTERS......................................................................................         64
  Governmental and Regulatory Approvals....................................................................         64
  Accounting Treatment.....................................................................................         64
  Nasdaq National Market Quotation.........................................................................         64
  Restrictions on Resale of Informix Common Stock..........................................................         64

COMPARISON OF RIGHTS OF STOCKHOLDERS OF INFORMIX AND RED BRICK.............................................         65

BUSINESS OF INFORMIX.......................................................................................         68
  Overview.................................................................................................         68
  Products.................................................................................................         68
  Services, Consulting and Customer Support................................................................         71
  Marketing and Customers..................................................................................         72
  Licensing................................................................................................         72
  Product Development......................................................................................         73
  Competition..............................................................................................         74
  Intellectual Property....................................................................................         75
  Legal Proceedings........................................................................................         76
  Facilities...............................................................................................         80
  Employees................................................................................................         81

INFORMIX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............         82
  Overview.................................................................................................         82

                                                                                                               PAGE
                                                                                                             ---------
  Results of Operations for Nine Months Ended September 30, 1998 and September 28, 1997....................         86
  Results of Operations for Years Ended December 31, 1997, 1996 and 1995...................................         94
  Liquidity and Capital Resources..........................................................................        105
  Disclosures About Market Rate Risk.......................................................................        109
  Year 2000 Compliance.....................................................................................        110
  European Monetary Conversion.............................................................................        114
  Recent Developments......................................................................................        114

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.......................        115

INFORMIX MANAGEMENT........................................................................................        117
  Executive Officers and Directors.........................................................................        117
  Board of Directors Meetings and Committees...............................................................        121
  Director Compensation....................................................................................        122
  Compensation Committee Interlocks and Insider Participation..............................................        122
  Compliance with Section 16(a) of the Exchange Act........................................................        122
  Executive Compensation...................................................................................        123
  Stock Option Repricing...................................................................................        127
  Employment Agreements and Change in Control Arrangements.................................................        129
  Limitations on Liability and Indemnification Matters.....................................................        131
  Stock Plans..............................................................................................        131

INFORMIX STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......................................        136

INFORMIX CERTAIN TRANSACTIONS..............................................................................        138

DESCRIPTION OF INFORMIX CAPITAL STOCK......................................................................        141
  General..................................................................................................        141
  Common Stock.............................................................................................        141
  Preferred Stock..........................................................................................        142
  Registration Rights......................................................................................        144
  Antitakeover Effects of Provisions of Certificate of Incorporation and Bylaws; Rights Agreement..........        144
  Effect of Delaware Antitakeover Statute..................................................................        145
  Transfer Agent...........................................................................................        145

BUSINESS OF RED BRICK......................................................................................        146
  Overview.................................................................................................        146
  Industry Background......................................................................................        146
  Solution.................................................................................................        147
  Products.................................................................................................        149
  Technology...............................................................................................        151
  Customers and Markets....................................................................................        153
  Sales and Marketing......................................................................................        153
  Maintenance and Services.................................................................................        154
  Research and Development.................................................................................        154
  Competition..............................................................................................        156
  Intellectual Property and Other Proprietary Rights.......................................................        156
  Employees................................................................................................        157
  Properties...............................................................................................        157
  Legal Proceedings........................................................................................        158

                                                                                                               PAGE
                                                                                                             ---------
RED BRICK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............        159
  Overview.................................................................................................        159
  Results of Operations for Nine Months Ended September 30, 1998 and 1997..................................        160
  Results of Operations for Years Ended December 31, 1997, 1996 and 1995...................................        165
  Liquidity and Capital Resources..........................................................................        168
  Year 2000 Compliance.....................................................................................        170

RED BRICK MANAGEMENT.......................................................................................        172
  Executive Officers and Directors.........................................................................        172
  Board of Directors Meetings and Committees...............................................................        174
  Director Compensation....................................................................................        174
  Compensation Committee Interlocks and Insider Participation..............................................        174
  Compliance with Section 16(a) of the Exchange Act........................................................        175
  Executive Compensation...................................................................................        175
  Employment Contracts and Change in Control Arrangements..................................................        178
  Limitations on Liability and Indemnification.............................................................        178
  Stock Plans..............................................................................................        178

RED BRICK STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT......................................        181

RED BRICK CERTAIN TRANSACTIONS.............................................................................        183

DESCRIPTION OF RED BRICK CAPITAL STOCK.....................................................................        184
  Common Stock.............................................................................................        184
  Preferred Stock..........................................................................................        184
  Rights Agreement.........................................................................................        184
  Antitakeover Effects of Provisions of the Certificate of Incorporation and Delaware Law..................        185
  Registration Rights......................................................................................        186
  Transfer Agent and Registrar.............................................................................        186

LEGAL MATTERS..............................................................................................        187

EXPERTS....................................................................................................        187

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.................................................................        F-1
  Consolidated Financial Statements of Informix............................................................        F-2
  Consolidated Financial Statements of Red Brick...........................................................       F-49

ANNEX A-- AGREEMENT AND PLAN OF REORGANIZATION BY AND AMONG INFORMIX CORPORATION, IC MERGER CORPORATION AND
         RED BRICK SYSTEMS, INC., DATED AS OF OCTOBER 7, 1998

ANNEX B-- OPINION OF MORGAN STANLEY & CO., INCORPORATED, DATED OCTOBER 7, 1998

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE PROPOSED MERGER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE PROPOSED MERGER, YOU SHOULD CAREFULLY READ THE ENTIRE DOCUMENT AND THE DOCUMENTS WE HAVE REFERRED YOU TO. SEE "WHERE YOU CAN FIND MORE INFORMATION" (PAGE 29). THE MERGER AGREEMENT IS ATTACHED AS ANNEX A TO THIS DOCUMENT. WE ENCOURAGE YOU TO READ THE MERGER AGREEMENT. IT IS THE LEGAL DOCUMENT THAT GOVERNS THE PROPOSED MERGER.


THE COMPANIES (PAGES 68 AND 146)


INFORMIX CORPORATION
4100 Bohannon Drive
Menlo Park, California 94025
Telephone: 650-926-6300

    Informix Corporation designs, develops, manufactures, markets and supports relational database management systems (RDBMS), object-relational database management systems (ORDBMS), as well as related connectivity and development products. Organizations commonly use RDBMS software for storing, managing and retrieving very large amounts of data. RDBMS software simplifies the data retrieval process by allowing multiple individual users, with different application software, to access and manage the same data simultaneously without corrupting the underlying database.

RED BRICK SYSTEMS, INC.
485 Alberto Way
Los Gatos, California 95032
Telephone: 408-399-3200

    Red Brick Systems, Inc. designs, develops, markets and supports data warehousing software. Red Brick's products allow an enterprise to load very large amounts of data into separate databases that can be used to conduct complex analytical queries without affecting the organization's transaction processing systems. Red Brick's flagship product, Red Brick Warehouse, is a client/server RDBMS software product specifically designed for data warehousing applications. Red Brick's second major product, Red Brick Formation, was introduced in September 1998. Customers will use Red Brick Formation to take data from transaction processing and legacy data sources and prepare it for use in a data warehouse.


THE MERGER (PAGE 53)


    Informix, Red Brick and a wholly-owned subsidiary of Informix, have entered into an Agreement and Plan of Reorganization dated October 7, 1998. This merger agreement is attached as Annex A at the back of this proxy statement/prospectus. The merger agreement proposes that Red Brick merge with a wholly-owned subsidiary of Informix and thereby become a wholly-owned subsidiary of Informix. We encourage you to read the merger agreement as it is the legal document that governs the proposed merger.


WHAT RED BRICK STOCKHOLDERS WILL RECEIVE IN THE MERGER (PAGE 53)


    Upon completion of the merger, Informix will issue to Red Brick stockholders
0.6 shares of Informix common stock for each share of Red Brick common stock that they own.

    Red Brick stockholders will not receive fractional shares. Instead, they will receive a check in payment for any fractional share.

    DO NOT SEND IN YOUR STOCK CERTIFICATES NOW. WHEN THE MERGER IS COMPLETED, INFORMIX WILL SEND YOU WRITTEN INSTRUCTIONS FOR EXCHANGING YOUR STOCK CERTIFICATES.

RISKS OF THE MERGER (PAGE 7)

    In considering whether to approve the merger agreement, you should consider all of the risks of the merger, including the risk of fluctuations in the market price of Informix common stock and the fact that Informix may not successfully combine Red Brick's business with its own following the merger. WE ENCOURAGE YOU TO READ ALL OF THE RISKS SET FORTH IN THIS PROXY STATEMENT/ PROSPECTUS BEGINNING ON PAGE 7.

THE SPECIAL MEETING (PAGE 37)



    Red Brick will hold a special meeting of stockholders on Thursday, December 31, 1998 at 8:00 a.m. at Hyatt Rickeys, 4219 El Camino Real, Palo Alto, California. At the special meeting, Red Brick stockholders will be asked to approve the merger agreement and the merger.



RECORD DATE FOR VOTING ON THE MERGER AGREEMENT (PAGE 37)



    You are entitled to vote at the special meeting if you owned shares of Red Brick common stock as of the close of business on December 3, 1998, the record date. On the record date, there were 12,586,500 shares of Red Brick common stock outstanding. Red Brick stockholders will have one vote at the special meeting for each share of Red Brick common stock they owned on the record date.



STOCKHOLDER VOTE REQUIRED TO APPROVE THE MERGER AGREEMENT (PAGE 38)


    The affirmative vote of the holders of a majority of the outstanding shares of Red Brick common stock is required to approve the merger agreement. Therefore, your abstention or failure to vote will have the effect of a vote against the merger agreement. Informix stockholders will not vote on the merger agreement.


VOTING AGREEMENTS (PAGE 62)


    As of September 30, 1998, the directors and executive officers of Red Brick owned 1,433,278 shares of Red Brick common stock (including shares which can be acquired upon stock option exercises within 60 days of September 30, 1998), which represented approximately 11.1% of the outstanding shares of Red Brick common stock. Each of the directors and executive officers of Red Brick have entered into a voting agreement granting Informix a proxy to vote all of their shares of Red Brick common stock for the approval of the merger agreement.


RED BRICK REASONS FOR THE MERGER; RECOMMENDATION TO RED BRICK STOCKHOLDERS (PAGE
43)


    The Red Brick board of directors has determined that the terms of the merger and the merger agreement are in the best interests of Red Brick and its stockholders. In reaching its decision, the Red Brick board of directors identified several potential benefits of the merger. Red Brick and Informix believe that following the merger they will be able to offer customers more comprehensive database management software solutions and address a broader range of customer needs. The Red Brick board of directors also considered that Red Brick stockholders would have the opportunity to participate in the potential growth of Informix and Red Brick following the merger. However, the Red Brick board of directors also recognized that the potential benefits of the merger may not be realized and that there are a number of other risks related to the merger. See "Risk Factors--Risks Related to the Merger" at page 7.

    THE RED BRICK BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.


OPINION OF FINANCIAL ADVISOR TO RED BRICK (PAGE 44 AND ANNEX B)


    In deciding to approve the merger, Red Brick's board of directors considered an opinion dated October 7, 1998 from its financial advisor, Morgan Stanley & Co. Incorporated. The Morgan Stanley opinion stated that the exchange ratio was fair on such date, from a financial point of view, to Red Brick stockholders. This opinion is attached as Annex B to this document. WE ENCOURAGE YOU TO READ THE ENTIRE MORGAN STANLEY OPINION.


OTHER INTERESTS OF RED BRICK OFFICERS AND DIRECTORS IN THE MERGER (PAGE 48)


    In considering the Red Brick board of directors' recommendation that you vote to approve the merger agreement, you should note that the officers and directors of Red Brick have interests in the merger that are different from, or in addition to, your interests. Specifically, as a result of the merger, (1) one director and the officers of

Red Brick may receive severance payments, (2) the directors and officers of Red Brick may receive accelerated vesting of stock options and (3) the directors and officers of Red Brick will receive continuing indemnification against liabilities. As a result, Red Brick's directors and officers could be more likely to vote to approve the merger agreement than Red Brick stockholders generally.


CONDITIONS TO THE MERGER (PAGE 58)


    The merger will not be completed unless the conditions contained in the merger agreement are met, including the approval of the merger agreement by Red Brick stockholders. Some of these conditions may be waived by the company entitled to assert the condition.


NO SOLICITATION (PAGE 57)


    Red Brick has agreed, subject to some exceptions contained in the merger agreement, not to initiate or engage in discussions with another party regarding a business combination with that party while the merger is pending.


TERMINATION OF THE MERGER AGREEMENT (PAGE 60)


    Red Brick and Informix may together agree to terminate the merger agreement without completing the merger. This is the case whether or not Red Brick stockholders have approved the merger agreement. In addition, either company may terminate the merger agreement if the merger is not completed on or before April 30, 1999 or if specified events occur before that date.


INFORMIX STOCK OPTION (PAGE 61)


    In connection with the merger agreement, Red Brick granted Informix a stock option to purchase up to 19.9% of Red Brick's outstanding common stock at $2.40 per share. If the merger agreement is terminated in connection with Red Brick's pursuit of an acquisition agreement with a third party or Red Brick's failure to hold the special meeting in a timely fashion, Informix will be able to exercise the stock option. However, Informix may not receive more than $2 million in profit as a result of the option.


REGULATORY APPROVALS (PAGE 64)



    The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prohibits Red Brick and Informix from completing the merger until after they have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period has ended. Both Red Brick and Informix furnished the required information. The waiting period ended on November 25, 1998.



ACCOUNTING TREATMENT (PAGE 64)


    Red Brick and Informix intend the merger to be accounted for as a purchase.


IMPORTANT FEDERAL INCOME TAX CONSEQUENCES (PAGE 51)


    Red Brick and Informix intend the exchange of Red Brick common stock for Informix common stock (other than cash paid for fractional shares) to be tax-free to Red Brick stockholders for federal income tax purposes.

    Tax matters are very complicated and the tax consequences to you from the merger will depend on your own circumstances. You should consult your tax advisors for a full understanding of all of the tax consequences to you from the merger.


NO APPRAISAL RIGHTS (PAGE 52)


    Under Delaware law, Red Brick stockholders do not have any right to an appraisal of the value of their Red Brick common stock in connection with the merger.


COMPARATIVE PER SHARE DATA AND MARKET PRICE INFORMATION (PAGES 34 AND 35)



    Shares of Informix common stock and Red Brick common stock are both quoted on the Nasdaq Stock Market's National Market. On October 7, 1998, the last trading day before the announcement of the proposed merger, Red Brick common stock closed at $2.19 per share and Informix common stock closed at $4.00 per share. On December 3, 1998, the latest practicable trading day before the printing of this proxy statement/prospectus, Red Brick common stock closed at $3.69 per share and Informix common stock closed at $7.00 per share.



LISTING OF INFORMIX COMMON STOCK (PAGE 64)


    The shares of Informix common stock issued in connection with the merger will be listed on the Nasdaq Stock Market's National Market.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (PAGE 31)


    Each of Red Brick and Informix has made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include expectations concerning matters that are not historical facts. When we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. For more information regarding factors that could cause actual results to differ from these expectations, you should refer to "Risk Factors" on page 7.

WHO CAN HELP ANSWER YOUR QUESTIONS

    If you have questions about the merger you should contact:

    Red Brick Investor Relations
    485 Alberto Way
    Los Gatos, California 95032
    Telephone: (408) 399-7962
    Attention: Rebecca Kreps

                 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA


    Informix derived its information from the audited financial statements of Informix for the years 1993 through 1997 and the unaudited financial statements as of and for the nine months ended September 28, 1997 and September 30, 1998. Red Brick derived its information from the audited financial statements of Red Brick for the years 1993 through 1997 and as of and for the nine months ended September 30, 1998 and the unaudited statement of operations for the nine months ended September 30, 1997. This information is only a summary and should be read in conjunction with each company's historical consolidated financial statements (and related notes) contained in this document.


                              INFORMIX CORPORATION
                   (In Thousands, Except for Per Share Data)

                            NINE MONTHS ENDED
                      -----------------------------
                      SEPTEMBER 30,   SEPTEMBER 28,                          DECEMBER 31,
                      -------------   -------------   ----------------------------------------------------------
                          1998            1997          1997        1996         1995         1994        1993
                      -------------   -------------   ---------  ----------   ----------   ----------   --------
                       (UNAUDITED)     (UNAUDITED)
STATEMENT OF
  OPERATIONS DATA:
  Net revenues......    $520,411        $ 482,613     $ 663,892   $ 734,540    $ 636,547    $ 451,969   $353,115
  Operating income
    (loss)..........      35,663         (373,709)     (355,742)    (61,326)      68,725       77,229     83,925
  Net income
    (loss)..........      33,144         (366,061)     (356,867)    (73,565)      38,600       48,293     54,989
  Basic earnings
    (loss) per
    share...........    $   0.18        $   (2.41)    $   (2.36)      (0.49)   $    0.27    $    0.35   $   0.42
  Diluted earnings
    (loss) per
    share...........    $   0.17        $   (2.41)    $   (2.36)  $   (0.49)   $    0.26    $    0.34   $   0.40
  Shares used to
    compute basic
    earnings (loss)
    per share.......     165,711          151,708       151,907     149,310      145,062      137,742    130,534
  Shares used to
    compute diluted
    earnings (loss)
    per share.......     171,406          151,708       151,907     149,310      150,627      142,782    137,827

BALANCE SHEET DATA:
  Cash, cash
    equivalents and
    short-term
    investments.....    $156,414                      $ 155,465   $ 261,120    $ 253,209    $ 194,153   $144,383
  Working capital
    (deficit).......     (14,398)                      (140,148)      3,137      163,594      184,867    157,017
  Total assets......     538,344                        563,244     881,988      682,445      447,769    328,001
  Long-term
    obligations.....       4,467                          6,311       2,359        2,846          892        451
  Stockholders'
    equity..........     126,634                         59,064     325,304      357,747      269,400    207,581

        RED BRICK SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
                   (In Thousands, Except for Per Share Data)


                               NINE MONTHS ENDED
                                 SEPTEMBER 30,                            DECEMBER 31,
                            ------------------------  -----------------------------------------------------
                               1998         1997        1997       1996       1995       1994       1993
                            -----------  -----------  ---------  ---------  ---------  ---------  ---------
                                         (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
  Total revenues..........   $  25,156    $  28,623   $  43,315  $  36,035  $  20,605  $   8,502  $   2,564
  Income (loss) from
    operations............     (15,585)     (19,626)    (18,717)     1,537        579     (1,416)    (2,862)
  Net income (loss).......     (15,006)     (18,437)    (18,023)     3,818        308     (1,481)    (2,935)
  Basic earnings (loss)
    per share(1)..........   $   (1.20)   $   (1.61)  $   (1.55) $    0.37  $    0.22        n/a        n/a
  Diluted earnings (loss)
    per share(1)..........   $   (1.20)   $   (1.61)  $   (1.55) $    0.30  $    0.04        n/a        n/a
  Shares used to compute
    basic earnings (loss)
    per share(1)..........      12,473       11,463      11,663     10,357      1,407        n/a        n/a
  Shares used to compute
    diluted earnings
    (loss) per share
    (1)...................      12,473       11,463      11,663     12,643      8,635        n/a        n/a

BALANCE SHEET DATA:
  Cash, cash equivalents
    and short-term
    investments...........   $  17,132                $  26,909  $  35,151  $   2,998  $   1,958  $   2,747
  Working capital.........      11,681                   26,132     40,308      2,613      1,554      3,553
  Total assets............      29,170                   43,565     53,368     10,977      6,510      4,887
  Long-term obligations...          21                       60        396      1,068      1,131        194
  Total stockholders'
    equity................      16,017                   29,482     42,924      3,720      2,262      3,741


------------------------

(1) Prior to 1995, statement of operations data omit the historical net income per share, as it was not presented in the initial public offering registration statement pursuant to SEC guidelines. Pro forma net income per share is presented for 1995. Amounts for 1996 and 1995 have been restated to comply with FAS 128 and SAB 98.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE VOTING ON THE MERGER AGREEMENT AND RELATED TRANSACTIONS. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING RED BRICK AND INFORMIX. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE DO NOT BELIEVE ARE IMPORTANT TO AN INVESTOR MAKING A DECISION WHETHER TO INVEST IN INFORMIX SECURITIES MAY ALSO HARM OUR BUSINESS OPERATIONS.

    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED. IN SUCH CASE, THE TRADING PRICE OF INFORMIX COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

    THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

RISKS RELATED TO THE MERGER

    INTEGRATION OF RED BRICK INTO INFORMIX'S BUSINESS

    Informix and Red Brick may not achieve the intended benefits of the merger if Informix is unable to combine successfully Red Brick's business with its own. Informix could encounter the following difficulties:

    - Retaining Red Brick customers;

    - Marketing and distributing Red Brick products;

    - Operating Red Brick's business more efficiently; and

    - Retaining key Red Brick employees.

For example, Red Brick's customers could cancel or delay product orders if they are uncertain about Informix's commitment to support Red Brick products. Red Brick's distributors could cancel or refuse to renew contracts with Red Brick. The difficulty of bringing together personnel from different corporate cultures could result in less efficient business operations. In addition, key Red Brick employees may not accept employment with Informix.

    These and other problems resulting from the merger could divert the attention of Informix's management and harm Informix's business.

    DEPENDENCE ON KEY RED BRICK PERSONNEL

    The merger could lead to the loss of certain key Red Brick employees. Red Brick's contribution to the combined company's future performance will depend in part on the continued service of key groups of Red Brick personnel. The loss of a substantial portion of Red Brick's consultants, developers, system engineers or customer support personnel could seriously harm the combined company's business.

    COSTS OF THE MERGER

    The merger will result in estimated total transaction costs of approximately $1.0 million to Informix and $3.6 million to Red Brick. The actual transaction costs may be much larger. In addition to these transaction costs, Informix expects to incur other costs after the merger that should not exceed $10 million. These include severance benefits and facilities closures that will be recorded in the allocation of the purchase price of the merger, as appropriate. Informix expects that expenses related to the write-off of Red Brick in-process research and development should not exceed 15% of the value of the merger. If the merger does not close, Informix and Red Brick will have incurred costs for which they have received no benefits.

    FIXED EXCHANGE RATIO


    In the merger, Informix will exchange 0.6 of a share of Informix common stock for each outstanding share of Red Brick common stock. The exchange ratio is fixed and will not change if the market price of either Informix common stock or Red Brick common stock changes. As a result, Red Brick's stockholders will not be compensated if the market price of Informix common stock decreases before the merger. If the market price of Informix common stock declines before the merger, including the period between the special meeting and the closing of the merger, the market value of the Informix common stock to be received by Red Brick's stockholders also would decline. The closing price for Informix common stock on October 7, 1998, the last trading day prior to the public announcement of the merger, was $4.00. On December 3, 1998, the latest practicable trading day before the printing of this proxy statement/prospectus, the closing price for Informix common stock was $7.00. You should obtain recent market quotations for Informix common stock and Red Brick common stock because these stocks have historically been subject to substantial volatility.


    VOLATILITY OF STOCK PRICES

    The market prices of Informix common stock and Red Brick common stock may fluctuate significantly before the merger. After the merger, the market price of Informix common stock may fluctuate significantly. A number of factors could affect the market price of these securities before the merger and the market price of Informix common stock after the merger, including:

    - Revenue or income below analysts' expectations;

    - Announcements of new products by one of the companies or its competitors;

    - Quarterly fluctuations in financial results of Informix or other software companies;

    - Changes in analysts' estimates of the future financial performance of Informix, its competitors or other software companies;

    - General business conditions in the software industry;

    - Changes in prices for products of Informix, Red Brick or their competitors;

    - Changes in revenue growth rates for Informix, Red Brick or their competitors;

    - Sales of large blocks of Red Brick common stock or Informix common stock; and

    - Conditions in the financial markets in general and technology companies in particular, whose stock may experience extreme price and volume fluctuations without regard to operating performance.

    CONDITIONS TO THE CLOSING OF THE MERGER

    The merger will not close unless several conditions are met, including:

    - Each representation and warranty made by Informix and Red Brick must be materially accurate;

    - Events specified in the merger agreement must occur;


    - Events specified in the merger agreement must not occur; and



    - Informix and Red Brick must satisfy their respective covenants specified in the merger agreement.

RISKS RELATING TO INFORMIX

    UNCERTAIN IMPACT OF RESTATEMENT OF FINANCIAL STATEMENTS

    NOVEMBER 1997 RESTATEMENT. In November 1997, Informix restated its financial statements for fiscal years 1996, 1995 and 1994. This restatement was necessary due to errors and irregularities that took place during these fiscal periods. The restatement significantly changed Informix's previously reported financial condition, particularly because it eliminated Informix's retained earnings and working capital.

    As a result of the restatement, total revenues and net income for fiscal years 1994-1996 were reduced from amounts previously reported:

                                         1996                                     1995                               1994
FISCAL YEAR             ---------------------------------------  ---------------------------------------  --------------------------
(IN MILLIONS)            AS REPORTED    RESTATED    DIFFERENCE    AS REPORTED    RESTATED    DIFFERENCE    AS REPORTED    RESTATED
                        -------------  -----------  -----------  -------------  -----------  -----------  -------------  -----------
REVENUE...............    $   939.3     $   734.5    $  (204.8)    $   714.2     $   636.5    $   (77.7)    $   470.1     $   452.0
NET INCOME (LOSS).....    $    97.8     $   (73.6)   $  (171.4)    $    97.6     $    38.6    $   (59.0)    $    61.9     $    48.3


FISCAL YEAR
(IN MILLIONS)           DIFFERENCE
                        -----------
REVENUE...............   $   (18.1)
NET INCOME (LOSS).....   $   (13.6)

    The restatement also resulted in a $16.2 million increase in revenues for the first quarter of 1997.

    Informix investigated the errors and irregularities that caused it to restate its financial statements and discovered a number of weaknesses in its internal controls. These conditions together represent a "material weakness." The American Institute of Certified Public Accountants defines a material weakness as a condition in which existing internal controls do not adequately reduce the risk that material errors or irregularities occur and are not detected in a timely manner. Informix is implementing a plan to strengthen its internal accounting controls.

    MAY 1998 RESTATEMENT. In May 1998, on the advice of its former independent accountants, Informix decided to recognize revenue for license agreements with customers who include Informix products for resale in their own products when those products are eventually sold to their customers. As a result, Informix restated its financial results for the quarter ended March 31, 1998. This restatement decreased revenue by $6.2 million, and resulted in a net loss for the quarter.

    FINANCE PERSONNEL. In connection with its audit of Informix's fiscal 1997 financial statements, Informix's former independent accountants determined that a material weakness existed because of a lack of sufficient staffing in Informix's finance department and other conditions. Informix has hired and is continuing to hire a number of employees and consultants for its finance department to ensure that necessary accounting controls are in place.

    GENERAL. Customer and investor uncertainty about Informix's future financial results and business prospects could harm Informix's ability to sell its products. This could seriously harm Informix's business.

    More detailed discussions of the restatements that were completed by Informix in November 1997 and in May 1998 are located in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note B of Notes to Consolidated Financial Statements. You should read these discussions carefully.

    NEED FOR ADDITIONAL FINANCING

    In the future, Informix may need additional working capital. Informix's inability to obtain additional financing, if and when needed, on commercially favorable terms, could seriously harm Informix's business.

    In December 1997, Informix Software, Inc., a Delaware corporation and Informix's principal operating subsidiary, entered into a loan agreement with a syndicate of commercial banks. The purpose of the loan agreement is to provide Informix with working capital. The loan agreement provides Informix with a line of credit of up to $75 million, with the actual amount borrowable based on a percentage of accounts receivable. As a result, the total amount available under the loan agreement will change from time to time based on Informix's receivables. As of September 30, 1998, Informix had not borrowed any money under the loan agreement. The loan agreement is secured by all of the assets of Informix Software and the capital stock of Informix Software and Informix's other subsidiaries domiciled in the United States.

    In order to borrow money under the loan agreement, Informix must:

    - Maintain specified financial ratios and minimum quarterly revenues, income and cash flow;

    - Limit capital expenditures; and

    - Refrain from engaging in any merger, consolidation, reorganization or other transaction resulting in a fundamental change.

    At June 30, 1998, Informix was not in compliance with the requirements of the loan agreement because it did not have the quarterly cash flows required by the loan agreement for the fiscal quarter ended June 30, 1998. However, the banks waived Informix's non-compliance and amended the loan agreement so that it is now more favorable to Informix. Informix was in compliance with the amended requirements of the loan agreement as of September 30, 1998. There is no assurance that Informix will be able to meet its obligations under the amended loan agreement.

    WORKING CAPITAL DEFICIT

    Informix has a working capital deficit of $14.4 million as of September 30, 1998. This deficit includes liabilities categorized as advances from customers and financial institutions totaling $139.3 million as of September 30, 1998. These advances are payments that were made by customers, or received from financial institutions, before Informix recognized revenue related to these payments. Informix could be required to refund such advances if Informix fails to comply with certain contractual terms of a specific license agreement.

    If Informix continues to maintain a substantial working capital deficit, it could seriously harm Informix's ability to sell its products because customers and potential customers may be concerned about Informix's financial condition and choose not to buy Informix's products.

    SLOWING GROWTH IN RDBMS MARKET

    Growth rates have been declining in the RDBMS industry. Industry analysts and competitors have predicted continued decline. The decline may become even larger because of recent instability in the Asia-Pacific region. A further decline in industry growth rates could harm Informix's business.

    FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY

    Informix is generally unable to predict accurately its future quarterly revenues and operating results. There have been large fluctuations in Informix's quarterly revenues and operating results in the past and these fluctuations may continue because of:

    - Changes in demand for Informix's software;

    - Changes in the domestic or international economies;

    - Aggressive price discounting by Informix or its competitors which could result in the decline of revenue and net income;

    - The size, timing and contractual terms of significant orders, especially because Informix generally recognizes a large portion of its revenue at the end of a quarter;

    - The timing of the introduction of new products or product enhancements by Informix or its competitors;

    - Customer uncertainty about Informix's financial condition and business prospects;

    - Changes in the mix of revenues attributable to domestic and international sales; and

    - Seasonal buying patterns which tend to peak in the fourth quarter.

    LEGAL PROCEEDINGS

    LITIGATION. Since April 16, 1997, various Informix investors have filed over 20 separate lawsuits against Informix, Ernst & Young LLP (Informix's former independent accountants) and certain current and former officers and directors of Informix. Most of the lawsuits have been filed as purported class actions by persons who claim that they purchased Informix's common stock during a purported class period. The complaints in the lawsuits, in general, do not specify the amount of damages that plaintiffs seek.

    The plaintiffs claim that:

    - The defendants made or were responsible for false or misleading statements in Informix's filings with the SEC, press releases, statements to securities analysts and other public statements regarding Informix's financial results and business prospects;

    - The defendants overstated Informix's revenue and earnings by improperly recognizing revenue from sales of software licenses; and

    - Some current or former officers and directors engaged in insider trading by selling stock when they knew Informix's revenue and earnings were misstated.

    The complaints allege violations of federal and state securities laws, fraud, and violations of California's unfair business practices statutes.

    Informix also was named as a nominal defendant in eight derivative actions. These actions have been consolidated into a single proceeding, and the consolidated complaint names as defendants Ernst & Young, and certain current or former officers and directors of Informix. The plaintiffs claim that defendants:

    - Breached their fiduciary duties to Informix;

    - Engaged in abuses of their control of Informix;

    - Were unjustly enriched by their sales of Informix's common stock;

    - Engaged in insider trading in violation of California law; and

    - Published false financial information in violation of California law.

    Because of the nature of a derivative action, Informix will be entitled to any recovery from this litigation.

    The pending federal and state securities actions are in the early stages of discovery. As a result, Informix is unable to estimate the possible range of damages that might be incurred as a result of the lawsuits. Informix has not set aside any financial reserves relating to any of these lawsuits. The uncertainty associated with substantial unresolved lawsuits could seriously harm Informix's business. In particular, the lawsuits could harm Informix's relationships with existing customers and its ability to obtain new customers. The continued defense of the lawsuits could also result in the diversion of management's time and attention away from business operations, which could harm Informix's business. The lawsuits could also have the effect of discouraging potential acquirors from bidding for Informix or reducing the consideration they would otherwise be willing to pay in connection with an acquisition.

    SECURITIES AND EXCHANGE COMMISSION INVESTIGATION. In July 1997, the Securities and Exchange Commission issued a formal order of investigation of Informix and certain unidentified individuals associated with Informix. The investigation relates to non-specified accounting matters, financial reports, other public disclosures and trading activity in Informix's stock. Informix is cooperating with the investigation and is providing all information subpoenaed by the Commission. Informix is in the process of producing documents and a number of current and former officers have been contacted to provide testimony in the investigation.

    THE NATURE AND STATUS OF EACH OF THE FOREGOING PROCEEDINGS IS MORE FULLY DESCRIBED IN "BUSINESS OF INFORMIX--LEGAL PROCEEDINGS."

    INDEMNIFICATION AGREEMENTS AND LIABILITY INSURANCE

    Under Delaware law, Informix's certificate of incorporation, its bylaws and certain indemnification agreements, Informix must indemnify its current and former officers and directors to the fullest extent permitted by law. The indemnification covers any expenses and/or liabilities reasonably incurred in connection with the investigation, defense, settlement or appeal of legal proceedings. The obligation to provide indemnification does not apply if the officer or director is found to be liable for fraudulent or criminal conduct.

    Informix has purchased directors' and officers' liability insurance to reimburse it for the costs incurred in connection with these indemnification obligations. For the period from August 1996 to August 1997, the period in which most of the claims against Informix and certain of its directors and officers were asserted, Informix had in place three director's and officer's liability insurance policies, each providing $5 million in coverage for a total of $15 million.

    The 1996-1997 director and officer policies provide that 100% of the costs incurred in defending claims asserted jointly against Informix and its current and former officers and directors are allocable to the individuals' defense and, thus, are covered by the policy. However, the 1996-1997 directors' and officers' policies do not provide any separate coverage for Informix. Moreover, Informix does not have separate insurance to cover the costs of its own defense or to cover any liability for any claims asserted against it.

    DEPENDENCE ON KEY PERSONNEL; PERSONNEL CHANGES; ABILITY TO RECRUIT PERSONNEL

    Informix could be seriously harmed if it is unable to attract and retain highly skilled technical, sales, consulting, marketing and management personnel or if it loses the services of one or more of its executive officers or key employees. Informix depends upon a number of key management and technical personnel, including Robert J. Finocchio, Jr., Informix's Chairman, President and Chief Executive Officer and Jean-Yves F. Dexmier, Informix's Executive Vice President and Chief Financial Officer. In October 1998, Myron ("Mike") Saranga, a key Informix employee, resigned from his position as Informix's Senior Vice President for Product Management and Development. F. Steven Weick, Vice President, Research and Development, has succeeded Mr. Saranga.

    Informix's business could be harmed if Informix is not successful in retaining existing employees and attracting, training and retaining additional qualified personnel, particularly in key departments such as product development and sales.

    RISKS ASSOCIATED WITH PREFERRED STOCK FINANCINGS

    In 1997 and 1998 Informix raised $101.7 million through the issuance of convertible preferred stock.

    Informix has designated series A-1 preferred stock and series B preferred stock. Both the series A-1 preferred stock and the series B preferred stock are convertible into shares of Informix's common stock based on the trading prices of the common stock during future periods. The percentage of Informix common stock owned by current Informix stockholders could decline substantially if:

    - The conversion price of the preferred stock is determined during a period when the market price of Informix common stock is low;


    - The series A-1 preferred stockholders exercise their right to purchase, as of September 30, 1998, an additional 80,000 shares of series A-1 preferred stock; and


    - The series B preferred stockholders exercise their rights to purchase, as of September 30, 1998, 1,001,891 shares of Informix common stock at $7.84 per share.

    If Informix does not comply with the terms of the preferred stock agreements, Informix may be unable to engage in various corporate transactions, including:

    - Financing transactions; and

    - Certain transactions involving a change-in-control or acquisition of Informix.

    In addition, as of September 30, 1998, series B preferred stockholders had converted 14,000 shares of series B preferred stock into 3,759,480 shares of common stock of Informix. At each conversion of shares of series B preferred stock Informix must issue additional rights to acquire shares of common stock equal to 20% of the total number of shares of common stock into which the series B preferred stock converts.

    The terms of the financing agreements also include penalty provisions that are triggered if Informix fails to satisfy its obligations. In particular, the holders of the series A-1 preferred stock will become entitled to an annual dividend of approximately $3.0 million, payable quarterly in cash, if Informix fails to satisfy certain covenants, including the following:

    - Have a registration statement covering the common stock issuable upon conversion of the series
     A-1 preferred stock declared effective by the Commission within 180 days of a registration request from the holders of series A-1 preferred stock (as of the date of this Prospectus, no shares of series A-1 preferred stock were outstanding and, accordingly, Informix had not received a registration request);

    - Obtain stockholder approval of the issuance of the common stock issuable upon conversion of the series A-1 preferred stock in the event that such approval becomes required by the rules of The Nasdaq National Market; and

    - Redeem the shares of series A-1 preferred stock if the holder objects to a change-in-control transaction because the potential acquiror of Informix does not meet specified market capitalization and trading volume requirements.

    If Informix must pay these dividends, the holders of the series A-1 preferred stock will become immediately entitled to designate a number of members of Informix's board of directors corresponding, as a percentage of the total number of members, to the percentage of Informix's outstanding common stock held by these holders.

    The holders of the series B preferred stock are entitled to receive a cumulative dividend at an annual rate of 5% of the face value of each share of series B preferred stock. As of September 30,

1998, that amount was $1.8 million based on the 36,000 shares of series B preferred stock (face value $1,000 per share) outstanding. The dividend is generally payable on the conversion or redemption of the series B preferred stock and may be paid in cash or shares of common stock. Informix may be unable to fund the payment or redemption and, even if funding is available, large dividend payments may seriously harm Informix's business.

    COMPETITION; PRICING RISKS

    Informix faces intense competition in the market for RDBMS software products. Informix's competitors in the market include several large vendors that develop and market databases, applications, development tools or decision support products. Informix's principal competitors include Computer Associates, IBM, Microsoft, NCR/Teradata, Oracle and Sybase. Most of these competitors have significantly greater resources than Informix. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than Informix.

    The following factors could drive down the prices of database software and related products:

    - Increased customer use of new operating systems like Windows NT;

    - Access to these products through low-end desktop computers;

    - Access to data through the Internet;

    - The bundling of these software products for promotional purposes or as a long-term pricing strategy; and

    - Aggressive price discounting by Informix or its competitors.

    If Informix significantly reduces the prices of its products or services, and these reductions are not offset by increases in sales volume, Informix's business could be seriously harmed.

    TECHNOLOGICAL CHANGE AND NEW PRODUCTS

    The market for Informix's products and services is characterized by:

    - Rapidly changing technology;

    - Changing customer needs;

    - Frequent new product introductions; and

    - Evolving industry standards that may render existing products and services obsolete.

    The life cycles of Informix's products are difficult to estimate. In order to grow and prosper, Informix must:

    - Continue to enhance its existing products;

    - Introduce new products on a timely and cost-effective basis;

    - Match or exceed the product deliveries of its competitors; and

    - Continue to make substantial investments in its product development efforts.

    Informix may not have sufficient resources to make necessary investments.

    Informix has experienced product development delays in the past and may experience delays in the future because of:

    - High attrition in its product development group; and

    - Difficulty in attracting qualified replacement development personnel.

    These problems could harm Informix's ability to develop new products or product enhancements. Delays in the scheduled availability, a lack of market acceptance of its products or Informix's failure to accurately anticipate customer demand and meet customer performance requirements could seriously harm Informix's business.

    In addition, despite testing, products as complex as Informix's may contain undetected errors or bugs when first introduced or as new versions are released. Undetected errors or bugs could delay the introduction or commercial acceptance of the products.

    Commercial acceptance of Informix's products and services could also be harmed by:

    - Critical or negative statements made or reports issued by brokerage firms, industry analysts or financial analysts;

    - Advertising or marketing efforts of competitors;

    - Other factors that could affect consumer perception, including the restatement of Informix's financial statements, a continuing working capital deficit and its restructuring; and

    - Delays in market acceptance of object-relational database management products offered by Informix

    INTERNATIONAL OPERATIONS; CURRENCY FLUCTUATIONS

    Informix's business could be harmed by factors associated with international operations such as:

    - Changes in foreign currency exchange rates;

    - Uncertainties relative to regional, political and economic circumstances; and

    - Recent instability in the Asia-Pacific region.

    International sales represented approximately 54% of total revenues for the years ended December 31, 1997 and December 31, 1996, and 52% of total revenues for the nine-month period ended September 30, 1998. Informix's sales to the Asia-Pacific region accounted for approximately 12% of Informix's total revenues in the year ended December 31, 1997, 13% of Informix's total revenues in the year ended December 31, 1996, and 11% of Informix's total revenues in the nine-month period ended September 30, 1998.

    Informix cannot predict the effect of exchange rate fluctuations on future operating results. Most of Informix's international revenue and expenses are denominated in local currencies. Informix takes into account changes in exchange rates in its pricing strategy, but only on an annual basis. As a result, Informix has substantial foreign exchange risk during the period between annual pricing reviews.

    Informix attempts to reduce this pricing exposure by entering into forward currency exchange contracts to hedge up to 80% of the forecasted net income of its foreign subsidiaries for up to one year in the future. If Informix does not accurately forecast net income or properly hedge these amounts, Informix's operating results could be harmed.

    Also, the sales cycles for Informix's products is relatively long. Foreign currency fluctuations could, therefore, result in large changes in the financial impact of a specific transaction between the time of initial customer contact and revenue recognition. As a result of the foregoing factors, Informix's business could be seriously harmed by fluctuations in foreign currency exchange rates.

    YEAR 2000 RISKS

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with Year 2000 requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance.

    Informix could incur large costs and the disruption of its business if key systems fail as a result of Year 2000 problems or if Informix experiences delays in implementing Year 2000 compliant software products. To the extent Informix is relying on the products of other vendors to resolve Year 2000 issues, Informix may experience delays in implementing the products.

    In addition, the failure to correct a significant Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations which could harm Informix's business. Informix may not have enough available personnel to implement its Year 2000 project.

    Also, Year 2000 issues may affect the purchasing patterns of customers and potential customers. Many companies are spending large amounts of money to become Year 2000 compliant. Their spending may reduce funds available to purchase Informix products.

    Informix is:

    - Reviewing the Year 2000 compliance status of the software and systems used in its internal business processes; and

    - Obtaining appropriate assurances of compliance from the manufacturers of these products and agreement to modify or replace all non-compliant products.

    Informix expects this work to be substantially complete by the Fall of 1999.

    In addition, Informix is considering converting certain of its internal software and systems to commercial products from third parties that are known to be Year 2000 compliant. This conversion will require:

    - The dedication of substantial time from both Informix administrative and management information personnel;

    - The assistance of consulting personnel from third party software vendors; and

    - The training of Informix's personnel using such systems.

    Based on available information, Informix believes it will be able to complete its Year 2000 compliance review and make necessary modifications prior to the end of 1999. Software or systems which are important to Informix's business are scheduled to be Year 2000 compliant by the end of 1998.

    Informix's Year 2000 Project is expected to significantly reduce Informix's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material third parties suppliers. Informix believes that the probability of significant interruptions of normal operations will be reduced with the implementation of new business systems and completion of the project as scheduled.

    EUROPEAN MONETARY CONVERSION

    On January 1, 1999, a new currency, the Euro, will become the legal currency for eleven of the fifteen member countries of the European Economic Community. Between January 1, 1999 and January 1, 2002, governments, companies and individuals may conduct business in these countries in both the Euro and the existing national currencies. On January 1, 2002, the Euro will become the sole currency in these countries.

    Informix is evaluating the impact of conversion to the Euro on its business. In particular, Informix is reviewing:

    - Whether it may have to change the prices of its products in the different countries because they will now be denominated in the same currency in each country;

    - Whether its internal software systems can process transactions denominated either in current national currencies or the Euro, including converting currencies using computation methods specified by the European Economic Community;

    - The cost to Informix if it must modify or replace any of its internal software systems; and

    - Whether it will have to change the terms of any financial instruments in connection with its hedging activities.

    Based on current information and Informix's initial evaluation, Informix does not expect the cost of any necessary corrective action to seriously harm its business. However, Informix will continue to evaluate the impact of these and other possible effects of the conversion to the Euro on its business. Informix cannot guarantee that the costs associated with conversion to the Euro will not in the future seriously harm its business.

    DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

    Informix's success depends on proprietary technology. Informix cannot guarantee that it can effectively protect its technology. The loss of any substantial portion of Informix's rights in its technology or extended litigation to protect its rights could seriously damage Informix's business. Informix relies primarily on a combination of:

    - Patent, copyright and trademark laws;

    - Trade secrets;

    - Confidentiality procedures;

    - Contractual provisions contained in its license agreements; and

    - Technical measures.

    Informix may be unable to protect its technology because:

    - Unauthorized third parties may be able to copy aspects of Informix's products or to obtain and use Informix's proprietary information;

    - Informix's competitors may independently develop similar or superior technology;

    - Policing unauthorized use of Informix's software is difficult;

    - The laws of some foreign countries do not protect Informix's proprietary rights to the same extent as do the laws of the United States;

    - "Shrink-wrap" licenses may be wholly or partially unenforceable under the laws of certain jurisdictions;

    - Litigation may be necessary in the future to enforce Informix's intellectual property rights, to protect Informix's trade secrets or to determine the validity and scope of the proprietary rights of others; and

    - Third parties may claim that Informix products infringe upon their proprietary rights.

    PRODUCT LIABILITY

    A product liability claim brought against Informix could harm Informix's business. Nevertheless, Informix's license agreements with its customers typically contain provisions designed to limit Informix's exposure to product liability claims.

    ANTITAKEOVER PROTECTIONS

    Informix is authorized to issue, without any further vote or action by its stockholders, preferred stock with dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices and liquidation preferences determined by the Informix board of directors. This ability could have the effect of delaying, deferring or preventing a change in control or acquisition of Informix.

    The issuance of preferred stock could drive down the market price of Informix common stock and the voting and other rights of the holders of Informix common stock. The issuance of preferred stock could weaken the voting power of the holders of Informix common stock through the loss of voting control. In particular, certain rights, preferences and privileges of the series A-1 preferred stock and series B preferred stock could prevent or discourage potential bids to acquire Informix, unless the terms of the acquisition are approved by the holders of preferred stock.

    Informix has taken steps designed to reduce its vulnerability to an unsolicited acquisition proposal. These include:

    - Elimination of the right of stockholders to act without holding a meeting;

    - Certain procedures for nominating directors and submitting proposals for consideration at stockholder meetings; and

    - A board of directors divided into three classes, with each class standing for election once every three years.

    These provisions are intended to enhance the likelihood of continuity and stability in the management of Informix. They may discourage certain types of transactions which involve an actual or threatened change in control or acquisition of Informix. These steps are also intended to discourage certain tactics that may be used in proxy fights, but they could have the effect of discouraging tender offers for shares of Informix's common stock. They may prevent an increase in the market price of Informix's common stock resulting from actual or rumored takeover attempts.

    Informix has adopted a rights agreement that grants holders of Informix common stock preferential rights in the event of an unsolicited takeover attempt. These rights are denied to any stockholder involved in the takeover attempt and this has the effect of requiring cooperation with Informix's board of directors. This may also prevent an increase in the market price of Informix's common stock resulting from actual or rumored takeover attempts.

    Informix is subject to Delaware's antitakeover law which prevents certain Delaware corporations, such as Informix, from engaging in a business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. A business combination includes, among other things, a merger or consolidation involving Informix and the interested stockholder and the sale of more than 10% of Informix's assets. An interested stockholder is any entity or person beneficially owning 15% or more of the outstanding voting stock of Informix. This may also delay, defer or prevent a change in control or acquisition of Informix.

    VOLATILITY OF STOCK PRICE

    The market price of Informix's common stock has fluctuated significantly in the past and may continue to fluctuate significantly because of:

    - Market uncertainty about Informix's financial condition or business prospects or the prospects for the RDBMS market in general;

    - Revenues or results of operations that do not match analysts' expectations;

    - The introduction of new products or product enhancements by Informix or its competitors;

    - General business conditions in the software industry;

    - Changes in the mix of revenues attributable to domestic and international sales; and

    - Seasonal trends in technology purchases and other general economic conditions.

    In addition, the stock market is subject to extreme price and volume fluctuations, which particularly affect the market for the securities of many technology companies. These fluctuations have often been unrelated to the operating performance of the specific companies.


RISKS RELATING TO RED BRICK


    FAILURE TO CLOSE MERGER

    If the merger does not close, such failure will seriously harm Red Brick's business, financial condition and results of operations because the announcement of the merger and Red Brick's efforts to close the merger will have significantly reduced its cash position and is likely to:

    - Disrupt Red Brick's sales and marketing efforts;

    - Delay orders for Red Brick products and services;

    - Increase the concerns of current and potential customers and employees regarding Red Brick's financial condition and business prospects;

    - Increase employee turnover;

    - Damage employee morale and productivity; and

    - Divert the attention of Red Brick management.


    GOING CONCERN ASSUMPTION; FUTURE CAPITAL REQUIREMENTS; NO ASSURANCE OF
     FUTURE FINANCING



    The Company's independent auditors included an explanatory paragraph in their audit opinion with respect to Red Brick's financial statements which indicated substantial doubt about the Company's ability to continue as a going concern due to a reduction in license revenues, recurring operating losses and use of cash in operating activities of approximately $8.5 million for the nine months ended September 30, 1998 and the need for additional financing. The factors leading to, and the existence of, the explanatory paragraph adversely affects Red Brick's stability and its ability to support its products. Existing and prospective customers have raised similar concerns. As a result, Red Brick has experienced delays in orders and corresponding reductions in revenue. If the merger is not consummated, Red Brick expects that such concerns will increase and this, in turn, will cause additional delays and lost revenue. In addition, revenues have decreased due to a decline in average selling prices of approximately 50%. This decline resulted primarily from a shift in orders from higher priced Unix versions to lower priced Windows NT versions and increased competition. Furthermore, significant turnover within Red Brick's sales organization has negatively impacted revenues. Red Brick's financial condition has also affected its ability to recruit and retain employees. If the merger is not consummated, Red Brick expects that these conditions will continue to affect the stability of its employee base.



    Red Brick management currently believes that current cash and investment balances, plus anticipated cash collections, are sufficient to fund operations through March 1999. While Red Brick management has initiated spending controls in an effort to preserve its cash resources, the Company has refrained from curtailing significant portions of its operations in order to remain attractive to potential acquirors. If the merger is not consummated, Red Brick management anticipates that Red Brick would shift its primary focus to the Japanese market where it has established a network of distributors which have made significant investments in marketing Red Brick's products. Red Brick expects that its revenues outside of Japan would be reduced and Red Brick would take action to reduce significantly its sales, marketing and administrative costs principally through headcount reductions. Notwithstanding these changes, if the merger is not consummated, Red Brick will need to raise additional capital to fund continuing operations. Red Brick may not be able to increase revenues in Japan, reduce spending or raise capital on acceptable terms or at all. Red Brick's inability to increase revenues in Japan, reduce spending or raise capital would seriously harm Red Brick's financial condition and results of operations.



    POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY



    In the past, Red Brick's quarterly operating results have varied significantly. Red Brick's quarterly results may also vary significantly in the future. A number of factors are likely to cause these variations, including:



    - Increased competition;



    - Size, timing and contractual terms of significant orders, especially because Red Brick generally recognizes a large portion of its revenue in the last two weeks of a quarter;



    - Timing of new product announcements and pricing policy changes by Red Brick and its competitors;



    - Market acceptance of new and enhanced versions of Red Brick's products;



    - Customer uncertainty about Red Brick's financial condition and business prospects;



    - Changes in operating expenses;



    - Changes in personnel;



    - Changes in the mix of direct and indirect sales;



    - Seasonal buying patterns which tend to be weaker in the first and the third quarter;



    - Foreign currency exchange rates; and



    - General economic factors.



    Red Brick cannot predict with any significant degree of certainty its operating results for any future quarter. Red Brick's expense levels are relatively fixed and are based, in part, on expectations as to future revenues. Consequently, if revenue levels fall below Red Brick's expectations, Red Brick's net loss will increase because only a small portion of Red Brick's expenses vary with its revenues. However, Red Brick experiences difficulty in predicting product revenues for several reasons, including:



    - Product revenues in any quarter are substantially dependent on orders booked and shipped in that quarter since Red Brick has virtually no order backlog;

    - The market for data warehouse software products is rapidly evolving;



    - Red Brick's sales cycle, which may last many months, varies substantially from customer to customer; and



    - Red Brick expects that sales derived through indirect channels, which are harder to forecast and have lower gross margins than direct sales, will increase as a percentage of total revenues.



    Red Brick's operating results were below the expectations of financial analysts and investors for the quarters ended March 31, 1997, and June 30, 1998. As a result, Red Brick experienced a significant decrease in the price of its common stock. Red Brick's operating results may be below analysts' and investors' expectations in some future quarters as well. Red Brick's failure to meet such expectations would likely seriously harm the price of Red Brick's common stock.


    DEPENDENCE UPON KEY PERSONNEL; NEED TO RETAIN SALES AND TECHNICAL PERSONNEL

    Red Brick's future performance depends significantly upon the continued service of its key technical, sales and senior management personnel. However, none of these personnel is bound by an employment agreement with Red Brick. The loss of the services of one or more of Red Brick's key employees in the future could seriously harm Red Brick's business, operating results and financial condition.


    Red Brick's future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense and Red Brick has lost significant numbers of technical, sales and management personnel in recent periods. Red Brick may be unable to retain the remaining key technical, sales and managerial employees. Additionally, Red Brick may be unable to attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future. Red Brick's failure to retain existing employees or to hire additional personnel on a timely basis in the future could seriously harm its business, operating results and financial condition.


    COMPETITION

    The market for Red Brick's products is intensely competitive and subject to rapid change. Red Brick primarily encounters competition from large public companies, including Oracle, Informix, Sybase, IBM, and NCR/Teradata. Red Brick expects additional competition from other established and emerging companies as the data warehouse software market continues to develop and expand. With the introduction in the third quarter of 1998 of Red Brick Formation, Red Brick expects to encounter competition from a new category of vendors, including Ardent and Informatica. Many of Red Brick's competitors have one or more of the following competitive advantages over Red Brick:

    - Longer operating history;

    - Significantly greater financial, technical, marketing, sales, distribution and other resources;

    - Significantly greater name recognition;

    - Larger installed base of customers;

    - Better established relationships with current and potential customers of Red Brick;

    - Greater knowledge of the relational database industry; and

    - Capabilities to offer customers a single vendor solution.

    As a result of these advantages, Red Brick's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products than Red Brick can to its products. In addition, current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Red Brick also expects that competition will increase as a result of software industry consolidations. If competition increases, Red Brick is likely to experience product price reductions, reduced gross margins and loss of market share. Any of those effects could seriously harm Red Brick's business, operating results and financial condition. Due to these factors, Red Brick may be unable to compete successfully against its current and future competitors.

    POTENTIAL SELLING PRICE EROSION

    In the second and third quarters of 1998, Red Brick's average selling price declined to as low as $80,000 from in excess of $150,000 in 1997. This decline in average selling price had an adverse impact on Red Brick's operating results. Many factors affect Red Brick's average selling price and have contributed to its decline, including the following:

    - Orders have shifted from higher-priced Unix versions of Red Brick Warehouse to the lower-priced Windows NT version;

    - Increased distribution through indirect channels, both internationally and domestically, resulting in lower realized prices; and

    - Intense competition, including significant price discounts and the bundling of multiple software products by competitors.

    Red Brick expects these trends to continue and to experience continued decreases in the average selling prices of Red Brick Warehouse in future quarters. Unless Red Brick can offset price reductions with a corresponding increase in sales volumes, continued declining prices are likely to seriously harm Red Brick's business, operating results, and financial condition.

    SALES AND MARKETING REPOSITIONING

    Red Brick has implemented several changes in its sales and marketing management and strategies. In July 1998, Anthony Layzell, who had been serving as Red Brick's Senior Vice President, Sales and Marketing, left Red Brick. As a result, Christopher Erickson, President, CEO, and Chairman, assumed responsibility for the international sales organization and Paul Rodwick was promoted to Vice President, Marketing. Red Brick has also made several recent changes within the senior sales management team. In addition, Red Brick has experienced significant turnover within its sales organization. Red Brick believes there may be a transition period before the new sales management team and sales representatives become fully productive. Furthermore, Red Brick may make other management and organizational changes in the future. Red Brick has also implemented changes to its sales and marketing strategies, including an increased focus on partnership relationships and indirect sales and the re-positioning of Red Brick as a leading provider of integrated data warehouse products and services. Red Brick intends these management and strategic changes to enhance its productivity and competitiveness in the marketplace. However, if Red Brick's changes fail to produce the desired results, they could seriously harm Red Brick's productivity, expenses and revenues, particularly over the next several quarters. In addition, Red Brick's operating results over the next several quarters may be less predictable than in the past.

    STOCK PRICE VOLATILITY

    The market price of Red Brick's common stock has fluctuated significantly in the past and could continue to fluctuate significantly in the future because of:

    - Quarterly variations in operating results;

    - Announcements of technological innovations or new products by Red Brick or its competitors;

    - Changes in financial estimates by securities analysts;

    - Changes in market valuations of database or data warehousing companies;
      and

    - Additions or departures of key personnel.

    In addition to the above factors, the stock market has experienced volatility, often unrelated to operating performance, that particularly affected market prices of equity securities of many high technology companies. Such market fluctuations may adversely affect the market price of Red Brick's common stock.

    DEPENDENCE ON NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE

    The market for Red Brick's software is characterized by rapid technological change, frequent new product introductions and evolving industry standards. The introduction by competitors of products embodying new technologies and the emergence of new industry standards can render Red Brick's existing products obsolete and unmarketable. Red Brick's future success depends on a number of factors, including its ability to:

    - Enhance its current products;

    - Develop and introduce new products that keep pace with technological developments and emerging industry standards on a timely basis;

    - Market and sell effectively its new and enhanced products; and

    - Address the increasingly sophisticated needs of its customers.

    In September 1998, Red Brick made the first customer shipments of Red Brick Formation. Since Red Brick Formation is a new product in its first commercial version, it has not yet proved that it is sufficient in terms of functionality, performance or reliability to meet customer requirements or that it will be generally salable. The failure of Red Brick Formation to operate as expected could seriously harm Red Brick's business, operating results and financial condition.

    In July 1998, Red Brick announced its intention to build and market analytic application products in addition to its Red Brick Warehouse and Red Brick Formation product lines. However, Red Brick may be unable to:

    - Develop and market successfully analytic application products;

    - Develop successfully other product enhancements or new products that respond to technological change or evolving industry standards;

    - Avoid difficulties that could delay or prevent the successful development, introduction and marketing of new products and product enhancements; or

    - Meet the requirements of the marketplace and achieve market acceptance for its new products and product enhancements.

    Any potential new products or product enhancements would likely have significant technical risks. If the commencement of commercial shipments of new products and enhancements is delayed, Red Brick could experience loss, or delays in receipt, of product revenues. Red Brick may fail, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements. Such failure could seriously harm its business, operating results and financial condition.

    Complex software products, such as those offered by Red Brick, may contain undetected errors or failures when first introduced or when new versions are released. Red Brick has previously discovered software errors in certain of its new products after their introduction. Although Red Brick has not experienced serious harm resulting from any such errors to date, its products may contain errors. The discovery of errors in its products could result in a loss of, or delay in, market acceptance of that product. In turn, such losses or delays could seriously harm Red Brick's business, operating results and financial condition.

    LIMITED PROFITABILITY; ACCUMULATED DEFICIT; FUTURE OPERATING RESULTS
     UNCERTAIN


    As of September 30, 1998, Red Brick had an accumulated deficit of $41.5 million. Red Brick had a $5.0 million loss in the third quarter of 1998 and a $15.0 million loss for the nine month period ended September 30, 1998. In addition, Red Brick was not profitable in 1997. Red Brick may fail to become profitable on a quarterly basis or on an annual basis in the future. Future operating results will depend on many factors, including:


    - The demand for Red Brick's products;

    - The level of product and price competition;

    - Red Brick's success in expanding its direct sales force and indirect distribution channels;

    - Red Brick's ability to complete the development of in-process technology acquired;

    - Red Brick's ability to develop and market new products;

    - Red Brick's ability to control costs while executing a new product plan;
      and

    - General economic conditions.

    PRODUCT CONCENTRATION

    Red Brick derives substantially all of its revenues from two sources: (1) sales of licenses of Red Brick Warehouse, and (2) related maintenance and service contracts. Even though Red Brick introduced Red Brick Formation in September 1998, Red Brick expects the Red Brick Warehouse product to continue to account for the significant part of Red Brick's revenues for the foreseeable future. Competition, technological change or other factors could lead to a decline in demand for Red Brick Warehouse or result in a failure of Red Brick Warehouse to achieve broad market acceptance. Such decline or failure would seriously harm the business, operating results and financial condition of Red Brick. A decline in sales of Red Brick Warehouse would also seriously harm the licensing of other Red Brick products to Red Brick Warehouse customers.

    LITIGATION

    On March 25, 1998, certain Red Brick stockholders acting on behalf of themselves and other persons who purchased Red Brick's common stock between January 15, 1997 and April 15, 1997, filed two purported class action lawsuits in the United States District Court for the Northern District of California. On May 28, 1998, the Court consolidated the two lawsuits into one action. On September 2, 1998, the plaintiffs filed an Amended Class Action Complaint for the consolidated action (the "Amended Complaint"). The Amended Complaint names as defendants, among others, Red Brick and certain of its present and former officers and directors. The complaint alleges violations of the federal securities laws and seeks unspecified monetary damages. Red Brick believes that the Amended Complaint is without merit and, on October 7, 1998, Red Brick filed a motion to dismiss the complaint. A hearing on the motion to dismiss is tentatively scheduled for December 15, 1998. The pending litigation against Red Brick, and any future litigation against Red Brick or its employees, may result in substantial costs and expenses to Red Brick, even if Red Brick prevails in its case or settles the litigation. Such costs may include a significant diversion of time and effort by Red Brick's technical and management personnel. Red Brick could be seriously harmed by an unfavorable resolution of such litigation. Depending on their breadth and timing, pending litigation and any future litigation against Red Brick could seriously harm Red Brick's business, future results of operation, cash flows, or financial condition.

    DEPENDENCE ON CONTINUED GROWTH OF THE DATA WAREHOUSE MARKET

    Although demand for data warehouse software has grown in recent years, the market is still emerging. Red Brick's future financial performance will depend to a large extent on two conditions: (1) continued growth in the number of organizations adopting data warehouses, and (2) existing Red Brick customers expanding their use of data warehouses. The data warehouse market, however, may not continue to grow and its customers may not expand their use of data warehouses. A failure of the data warehouse market to grow, or slower growth than Red Brick currently anticipates, could seriously harm Red Brick's business, operating results, and financial condition.

    OPERABILITY WITH INDEPENDENT PRODUCTS

    Red Brick's operating results depend upon the ability of its products to operate with related products of certain independent vendors, including leading, industry standard relational database management systems ("RDBMS") and application software products. If Red Brick fails to meet existing or future requirements for operating with related products in a timely manner, demand for Red Brick's products could be harmed. The ability of certain leading applications to operate with Red Brick's RDBMS depends on the addition of certain features to Red Brick's RDBMS. However, Red Brick may never be able to make such additions. The new Red Brick product, Red Brick Formation, depends on its ability to operate with commercial RDBMS products sold by Oracle and other companies. Development and support of Red Brick Formation requires that Red Brick obtain and maintain licenses to these third-party RDBMS products. Since Oracle and other RDMBS product vendors are among Red Brick's main competitors, Red Brick may not be able to obtain and maintain the software licenses necessary to continue to develop and support these products.

    CUSTOMER CONCENTRATION

    Red Brick depends upon a relatively small number of customers and resellers for a significant percentage of its revenues. The loss of a major customer or reseller or any reduction in orders by such customers or resellers could seriously harm Red Brick. As a result, Red Brick's business, financial condition, and results of operations would be seriously harmed.

    YEAR 2000 COMPLIANCE

    Red Brick is aware of the issues associated with existing computer systems as the Year 2000 approaches. Year 2000 issues are pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The question is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. In 1996, Red Brick began a complete Year 2000 compliance review for all products then shipping. Red Brick has extended this review to new products developed and released since that time. Red Brick also extended this review to the technology acquired in 1997 from Engage and the SQL-Backtrack for Red Brick Warehouse product that was co-developed with a third party.

    Red Brick defines Year 2000 compliance for its products as follows:

    - INTERNAL FORMATS: Products store and manage all dates internally in full four-digit year format;

    - CALCULATIONS AND CONVERSIONS: Date calculations are performed correctly. All operations are performed on whole dates, and conversions between internal formats and external representations are implemented correctly. No date value can cause improper operation. Year 2000 is recognized as a leap year;

    - IMPLICIT CENTURY REPRESENTATION: All product features and interfaces have explicit mechanisms to indicate unambiguously how to interpret two-digit years; and

    - USER INTERFACES: When displayed in a user interface, dates are presented with four digits.

    Red Brick's internal review established that all Red Brick products on all supported platforms are Year 2000 compliant by design. This compliance has been confirmed by appropriate testing. Red Brick has incorporated ongoing testing for compliance into Red Brick's standard test suites used to qualify new or updated product releases before shipment. Red Brick regularly provides formal statements of compliance to existing and prospective customers.

    Despite design review and ongoing testing, Red Brick's products may contain undetected errors or defects associated with Year 2000 date handling. Known or unknown errors or defects in Red Brick's products could result in:

    - Delay or loss of revenue;

    - Diversion of development resources;

    - Damage to reputation; and

    - Increased service and warranty costs.

Any of the above conditions could seriously harm Red Brick's business, operating results or financial condition. Some commentators have stated that a significant amount of litigation will arise out of Year 2000 compliance issues. Because of the unprecedented nature of such litigation, Red Brick is uncertain whether or to what extent it may be affected by such issues.

    Year 2000 issues may also affect the computer systems used internally by Red Brick to manage and operate its business. Red Brick recently completed assessing its current systems and working with its software vendors to confirm that systems purchased by Red Brick are prepared for Year 2000 issues. Red Brick is not currently aware of any material costs or operational issues associated with Year 2000 issues affecting internal systems. Red Brick does not believe that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. Specifically, Red Brick estimates such costs will not exceed $60,000, of which $46,000 has been spent through November 4, 1998. However, Red Brick may experience significant unanticipated problems and costs caused by undetected errors or defects in internal systems. The worst-case scenario if such problems occur would be Red Brick's inability to ship products and record revenue. Red Brick does not currently have any information concerning the Year 2000 compliance status of its customers or prospective customers. If current or future customers fail to achieve Year 2000 compliance or if they divert technology expenditures (especially technology expenditures that were reserved for data warehousing-related software and services) to address Year 2000 compliance issues, Red Brick's business, results of operation, or financial condition could be seriously harmed.

    Red Brick has funded its Year 2000 activities from available cash and has not separately accounted for these costs in the past. To date, these costs have not been material. Red Brick will incur additional costs for administrative, customer support, internal IT, and product engineering activities to address ongoing internal and product-related Year 2000 issues. In addition, Red Brick may experience problems and costs with Year 2000 compliance that could seriously harm its business, results of operations, and financial condition. Red Brick has not yet fully developed a contingency plan to address situations that may result if it is unable to achieve Year 2000 readiness of critical operations. The cost of developing and implementing such a plan may itself be material. Finally, Red Brick is also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions.

    EXPANSION OF INDIRECT CHANNELS

    An integral part of Red Brick's business strategy is to further develop a channel of distributors, value added resellers (VARs), application partners and system integrators and to increase the proportion of Red Brick's customers licensed through this indirect channel. Red Brick is currently investing significant resources into developing this channel. This investment of resources could harm Red Brick operating results if Red Brick's efforts do not generate significant license revenues. Red Brick's failure to recruit or retain capable distributors, VARs, application partners, or system integrators could seriously harm its results of operations. In addition, if Red Brick is successful in selling products through this channel, Red Brick's gross margins will be reduced due to the lower unit prices Red Brick expects to receive when selling through indirect channels.

    MANAGEMENT OF CHANGING BUSINESS

    Red Brick's employee base and revenue grew during 1997. In 1998 Red Brick's customer base has continued to grow. This growth has strained Red Brick's management systems and resources. Red Brick must continue to improve its financial and management controls, reporting systems and procedures on a timely basis in order to compete effectively and to manage future growth. Ultimately, Red Brick may not be able to manage this change in its business successfully. Red Brick's failure to do so could have serious harm on Red Brick's business, operating results, and financial condition.

    INTERNATIONAL OPERATIONS

    Red Brick's international revenues for the nine month period ended September 30, 1998 and the year ended December 31, 1997, were 17% and 17% of total revenues, respectively. In order to expand international sales successfully, Red Brick believes it may need to establish additional foreign operations, hire additional personnel, and recruit additional international resellers and distributors. These tasks will require significant management attention and financial resources. This use of resources could harm Red Brick's business, operating results, and financial condition.

    Red Brick's operations and financial results could also be significantly affected by many factors associated with international operations, including:

    - General economic conditions in each country where Red Brick sells its products;

    - Uncertainties relative to regional economic circumstances;

    - Slower adoption of information technology by foreign countries;

    - Changes in foreign currency exchange rates;

    - Political instability in emerging markets; and

    - Difficulties in staffing and managing foreign operations.

    Additional uncertainty inherent in Red Brick's international business activities generally include risks such as:

    - Unexpected changes in regulatory requirements, tariffs and other trade barriers;

    - Costs of localizing products for foreign countries;

    - Lack of acceptance of localized products in foreign countries;

    - Longer accounts receivable payment cycles;

    - Potentially adverse tax consequences including restrictions on the repatriation of earnings;

    - Weaker intellectual property protection in foreign countries; and

    - The burdens of complying with a wide variety of foreign laws.

Some or all of the above risks may seriously harm Red Brick's future international sales and operating results.

    LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

    Red Brick's success depends on proprietary technology. Red Brick cannot guarantee that it can effectively protect its technology. The loss of any substantial portion of Red Brick's rights in its technology or extended litigation to protect its rights could seriously damage Red Brick's business. Red Brick relies primarily on a combination of:

    - Patent, copyright and trademark laws;

    - Trade secrets;

    - Confidentiality procedures; and

    - Contractual provisions contained in its license agreements.

    Red Brick may be unable to protect its technology because:

    - Unauthorized third parties may be able to copy aspects of Red Brick's products or obtain and use Red Brick's proprietary information;

    - Red Brick's competitors may independently develop similar or superior technology;

    - Policing unauthorized use of Red Brick's software is difficult;

    - The laws of some foreign countries do not protect Red Brick's proprietary rights to the same extent as do the laws of the United States;

    - Litigation in the future to enforce Red Bricks's intellectual property rights, to protect Red Brick's trade secrets or to determine the validity and scope of the proprietary rights of others may be unsuccessful; and

    - Third parties may claim, with or without merit, that Red Brick products infringe upon their proprietary rights.

    Red Brick expects that software product developers will increasingly be subject to infringement claims due to at least two developments: (1) the growth in the number of products and competitors in Red Brick's industry segment, and
(2) the overlapping functionality of products in different industry segments. Any such claims, with or without merit, could:

    - Be time consuming;

    - Result in costly litigation;

    - Cause delays in product shipments; and

    - Require Red Brick to enter into royalty or licensing agreements.

Such royalty or licensing agreements, if required, may not be available on terms acceptable to Red Brick, or at all. Their unavailability would seriously harm Red Brick's business, operating results and financial condition.

    Red Brick relies upon certain software that it licenses from third parties. Red Brick integrates the third party software into its own internally developed software and uses it to perform key functions in such products as Red Brick Warehouse and Red Brick Formation. These third-party software licenses may not continue to be available to Red Brick on commercially reasonable terms. The loss of, or inability to maintain, any such software licenses could result in delayed or reduced shipments. This situation could last until equivalent software could be developed, identified, licensed and integrated. Such a situation would be likely to seriously harm Red Brick's business, operating results and financial condition.

                      WHERE YOU CAN FIND MORE INFORMATION

    Informix Corporation ("Informix") and Red Brick Systems, Inc. ("Red Brick") file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any reports, statements or other information filed by either company at the Commission's public reference rooms in Washington, D.C., New York City and Chicago. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The companies' filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the Commission at http://www.sec.gov.

    Informix filed a Registration Statement on Form S-4 (the "Registration Statement") to register with the Commission the Informix common stock to be issued to Red Brick stockholders in the merger (the "Merger") contemplated by the Agreement and Plan of Reorganization dated October 7, 1998 by and among Informix, IC Merger Corporation, a wholly owned subsidiary of Informix ("Merger Sub"), and Red Brick (the "Merger Agreement"). This Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Informix in addition to being a proxy statement of Red Brick for a special meeting of Red Brick stockholders to be held on December 30, 1998, as described herein (the "Red Brick Special Meeting"). As allowed by the Commission's rules, this Proxy Statement/Prospectus does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement. This Proxy Statement/Prospectus summarizes some of the documents that are exhibits to the Registration Statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.

    Informix has supplied all information contained in this Proxy
Statement/Prospectus relating to Informix, and Red Brick has supplied all such information relating to Red Brick.

    Neither Informix nor Red Brick has authorized anyone to give any information regarding the solicitation of proxies or the offering of shares of Informix common stock that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is not an offer to sell or a solicitation of anyone to whom it would be unlawful to make an offer of solicitation. You should not assume that the information contained in this Proxy Statement/Prospectus is accurate as of any time after the date of this Proxy Statement/ Prospectus, and neither the mailing of this Proxy Statement/Prospectus to Red Brick stockholders nor the issuance of Informix common stock in the Merger should create any implication to the contrary.

                                   TRADEMARKS

    This Proxy Statement/Prospectus contains trademarks and trade names of Informix, Red Brick and other companies, which are the property of their respective owners.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

    This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that are not historical facts. Although each of Informix and Red Brick believes that the expectations reflected in such forward-looking statements are reasonable, neither can give any assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations ("Cautionary Statements") are disclosed herein and therein, including, without limitation in conjunction with the forward-looking statements included under "Risk Factors." All forward-looking statements attributable to Informix are expressly qualified in their entirety by the Cautionary Statements described herein. All forward-looking statements attributable to Red Brick are expressly qualified in their entirety by the Cautionary Statements described herein.

    Neither Informix nor Red Brick makes any express or implied representation or warranty as to the attainability of the projected or estimated financial information referenced or set forth herein under "The Plan of Merger and Related Transactions--Opinion of Financial Advisor to Red Brick" or elsewhere herein or as to the accuracy or completeness of the assumptions from which such projected or estimated information is derived. Projections or estimations of Informix's and Red Brick's future performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results. Reference is made to the particular discussions set forth under "Risk Factors," "Informix Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Red Brick Management's Discussion and Analysis of Financial Condition and Results of Operations."

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


    Informix derived its information from the audited financial statements of Informix for the years 1993 through 1997 and the unaudited financial statements as of and for the nine months ended September 28, 1997 and September 30, 1998. Red Brick derived its information from the audited financial statements of Red Brick for the years 1993 through 1997 and as of and for the nine months ended September 30, 1998 and the unaudited statement of operations for the nine months ended September 30, 1997. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Informix and Red Brick consider necessary for a fair presentation of their respective financial positions and results of operations for these periods. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of results that may be expected for the entire year ending December 31, 1998 or any other period. This information is only a summary and should be read in conjunction with each company's historical consolidated financial statements (and related notes) contained in this document.


                              INFORMIX CORPORATION
                   (In Thousands, Except for Per Share Data)

                                      NINE MONTHS ENDED
                                ------------------------------
                                                    SEPTEMBER
                                SEPTEMBER 30,          28,                              DECEMBER 31,
                                -------------      -----------   ----------------------------------------------------------
                                    1998              1997         1997        1996         1995         1994        1993
                                -------------      -----------   ---------  ----------   ----------   ----------   --------
                                 (UNAUDITED)       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net revenues................   $520,411           $ 482,613    $ 663,892   $ 734,540    $ 636,547    $ 451,969   $353,115
  Operating income (loss).....     35,663            (373,709)    (355,742)    (61,326)      68,725       77,229     83,925
  Net income (loss)...........     33,144             366,061     (356,867)    (73,565)      38,600       48,293     54,989
  Basic earnings (loss) per
    share.....................   $   0.18           $   (2.41)   $   (2.36)  $   (0.49)   $    0.27    $    0.35   $   0.42
  Diluted earnings (loss) per
    share.....................   $   0.17           $   (2.41)   $   (2.36)  $   (0.49)   $    0.26    $    0.34   $   0.40
  Shares used to compute basic
    earnings (loss) per
    share.....................    165,711             151,708      151,907     149,310      145,062      137,742    130,534
  Shares used to compute
    diluted earnings (loss)
    per share.................    171,406             151,708      151,907     149,310      150,627      142,782    137,827

BALANCE SHEET DATA:
  Cash, cash equivalents and
    short-term investments....   $156,414                        $ 155,465   $ 261,120    $ 253,209    $ 194,153   $144,383
  Working capital (deficit)...    (14,398)                        (140,148)      3,137      163,594      184,867    157,017
  Total assets................    538,344                          563,244     881,988      682,445      447,769    328,001
  Long-term obligations.......      4,467                            6,311       2,359        2,846          892        451
  Stockholders' equity........    126,634                           59,064     325,304      357,747      269,400    207,581

        RED BRICK SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
                   (In Thousands, Except for Per Share Data)


                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,                             DECEMBER 31,
                                       ------------------------  ------------------------------------------------------
                                          1998         1997         1997       1996       1995       1994       1993
                                       -----------  -----------  ----------  ---------  ---------  ---------  ---------
                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Total revenues.....................   $  25,156    $  28,623   $   43,315  $  36,035  $  20,605  $   8,502  $   2,564
  Income (loss) from operations......     (15,585)     (19,626)     (18,717)     1,537        579     (1,416)    (2,862)
  Net income (loss)..................     (15,006)     (18,437)     (18,023)     3,818        308     (1,481)    (2,935)
  Basic earnings (loss) per
    share(1).........................   $   (1.20)   $   (1.61)  $    (1.55) $    0.37  $    0.22        n/a        n/a
  Diluted earnings (loss) per
    share(1).........................   $   (1.20)   $   (1.61)  $    (1.55) $    0.30  $    0.04        n/a        n/a
  Shares used to compute basic
    earnings (loss) per share(1).....      12,473       11,463       11,663     10,357      1,407        n/a        n/a
  Shares used to compute diluted
    earnings (loss) per share(1).....      12,473       11,463       11,663     12,643      8,635        n/a        n/a

BALANCE SHEET DATA:
  Cash, cash equivalents and
    short-term investments...........   $  17,132                $   26,909  $  35,151  $   2,998  $   1,958  $   2,747
  Working capital....................      11,681                    26,132     40,308      2,613      1,554      3,553
  Total assets.......................      29,170                    43,565     53,368     10,977      6,510      4,887
  Long-term obligations..............          21                        60        396      1,068      1,131        194
  Total stockholders' equity.........      16,017                    29,482     42,924      3,720      2,262      3,741


------------------------

(1) Prior to 1995, statement of operations data omit the historical net income per share, as it was not presented in the initial public offering registration statement pursuant to SEC guidelines. Pro forma net income per share is presented for 1995. Amounts for 1996 and 1995 have been restated to comply with FAS 128 and SAB 98.

                           COMPARATIVE PER SHARE DATA

    The following table sets forth certain historical per share data of Informix and Red Brick and selected unaudited pro forma combined per share data after giving effect to the Merger as a purchase transaction. The following data should be read in conjunction with the Summary of Consolidated Financial Data included elsewhere in this Proxy Statement/Prospectus. The unaudited pro forma combined per share data are not necessarily indicative of the results of operations or financial condition that would have been reported if the Merger had been consummated at the beginning of the earliest period presented and should not be construed as representative of future results of operations or financial condition of Informix or the combined companies. Neither Informix nor Red Brick declared any cash dividends related to their respective common stock during the periods presented.

                                                                           NINE MONTHS ENDED        YEAR ENDED
                                                                          SEPTEMBER 30, 1998     DECEMBER 31, 1997
                                                                          -------------------  ---------------------
HISTORICAL--INFORMIX:
  Net income (loss) per basic share.....................................       $    0.18             $   (2.36)
  Net income (loss) per diluted share...................................       $    0.17             $   (2.36)


                                                                           NINE MONTHS ENDED        YEAR ENDED
                                                                          SEPTEMBER 30, 1998     DECEMBER 31, 1997
                                                                          -------------------  ---------------------
HISTORICAL--RED BRICK:
  Net loss per basic share..............................................       $   (1.20)            $   (1.55)
  Net loss per diluted share............................................       $   (1.20)            $   (1.55)

                                                                           NINE MONTHS ENDED        YEAR ENDED
                                                                          SEPTEMBER 30, 1998     DECEMBER 31, 1997
                                                                          -------------------  ---------------------
PRO FORMA COMBINED NET INCOME (LOSS) PER SHARE(1):
  Informix share--basic.................................................       $    0.06             $   (2.40)
  Informix share--diluted...............................................       $    0.06             $   (2.40)
  Red Brick equivalent share--basic(2)..................................       $    0.04             $   (1.44)
  Red Brick equivalent share--diluted(2)................................       $    0.04             $   (1.44)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                                1998(3)        DECEMBER 31, 1997(4)
                                                                          -------------------  ---------------------
BOOK VALUE PER SHARE:
  Historical--Informix(5)...............................................       $    0.69             $    0.34
  Historical--Red Brick(5)..............................................       $    1.28             $    2.41
  Pro forma combined per Informix share(6)..............................       $    0.81             $    0.48
  Pro forma per equivalent Red Brick share(2)...........................       $    0.49             $    0.29

------------------------------

(1) The pro forma combined net loss does not give effect to the anticipated nonrecurring charge of approximately $4.0 million for in-process research and development expected to result from the merger. In addition, Informix expects to incur integration-related charges that should not exceed $10 million. The pro forma combined net income (loss) per share does not give effect to such charges. Informix estimates they will record goodwill and intangible assets of approximately $24.8 million associated with the merger. The pro forma combined net income (loss) per share gives effect to the estimated amortization expense as if such assets had been incurred as of the beginning of the respective period.

(2) The Red Brick equivalent per share amounts are calculated by multiplying the related combined pro forma share amounts by the Exchange Ratio of 0.6 of a share of Informix common stock for each share of Red Brick common stock.

(3) The pro forma combined book value per share gives effect to the following pro forma adjustments as of the respective balance sheet date: (a) $32.1 million to record the fair value of Informix common stock issued and options and warrants exchanged to complete the merger; (b) $16.0 million to eliminate the Red Brick stockholders' equity; and (c) $4.0 million to record a charge for in-process research and development.

(4) The pro forma combined book value per share gives effect to the following pro forma adjustments as of the respective balance sheet date: (a) $32.1 million to record the fair value of Informix common stock issued and options and warrants exchanged to complete the merger; (b) $29.5 million to eliminate the Red Brick stockholders' equity; and (c) $4.0 million to record a charge for in-process research and development.

(5) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock and preferred stock (including the preferred stock warrants), on an as if converted basis, outstanding at the end of each period.

(6) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of each period.

                     MARKET PRICE AND DIVIDEND INFORMATION

INFORMIX

    The Informix common stock has been traded on The Nasdaq National Market under the symbol "IFMX" since October 1986. The following table sets forth for the periods indicated the quarterly high and low closing sales prices reported on The Nasdaq National Market.


                                                                               HIGH        LOW
                                                                             ---------  ---------
Fiscal Year Ending December 31, 1998:
  Fourth Quarter (through December 3)......................................  $    7.00  $    3.81
  Third Quarter............................................................  $    7.75  $    3.50
  Second Quarter...........................................................  $   10.06  $    6.22
  First Quarter............................................................  $    8.81  $    5.09
Fiscal Year Ended December 31, 1997:
  Fourth Quarter...........................................................  $    8.03  $    4.06
  Third Quarter............................................................  $   12.20  $    6.28
  Second Quarter...........................................................  $   15.13  $    6.78
  First Quarter............................................................  $   24.80  $   15.25
Fiscal Year Ended December 31, 1996:
  Fourth Quarter...........................................................  $   28.63  $   17.63
  Third Quarter............................................................  $   30.25  $   20.31
  Second Quarter...........................................................  $   26.88  $   18.38
  First Quarter............................................................  $   35.88  $   26.38


RED BRICK

    The Red Brick common stock has been traded on The Nasdaq National Market under the symbol "REDB" since January 1996. The following table sets forth for the periods indicated the quarterly high and low closing prices reported on The Nasdaq National Market.


                                                                                 COMMON STOCK
                                                                             --------------------
                                                                               HIGH        LOW
                                                                             ---------  ---------
Fiscal Year Ending December 31, 1998:
  Fourth Quarter (through December 3)......................................  $    3.69  $    1.88
  Third Quarter............................................................  $    4.56  $    2.00
  Second Quarter...........................................................  $    7.63  $    3.91
  First Quarter............................................................  $    9.63  $    5.06
Fiscal Year Ended December 31, 1997:
  Fourth Quarter...........................................................  $    9.63  $    5.38
  Third Quarter............................................................  $   11.00  $    6.63
  Second Quarter...........................................................  $   11.00  $    5.88
  First Quarter............................................................  $   24.88  $   14.00
Fiscal Year Ended December 31, 1996:
  Fourth Quarter...........................................................  $   27.50  $   18.75
  Third Quarter............................................................  $   35.25  $   19.00
  Second Quarter...........................................................  $   60.75  $   33.50
  First Quarter (trading began January 23, 1996)...........................  $   53.75  $   18.00


RECENT SHARE PRICES

    The following table sets forth the closing sales prices per share of Informix common stock on The Nasdaq National Market and the closing sales price per share of the Red Brick common stock on The

Nasdaq National Market, each on (i) October 7, 1998, the last full trading date prior to the execution and delivery of the Merger Agreement (as hereinafter defined) and the public announcement thereof, and (ii) December 3, 1998, the latest practicable trading day before the printing of this Proxy Statement/ Prospectus.



                                                                           INFORMIX     RED BRICK
                                                                            COMMON       COMMON
                                                                             STOCK        STOCK
                                                                          -----------  -----------
October 7, 1998.........................................................   $    4.00    $    2.19
December 3, 1998........................................................   $    7.00    $    3.69


    No assurance can be given as to the market prices of Informix common stock or the Red Brick common stock at any time before the closing of the Merger or as to the market price of Informix common stock at any time thereafter. The exchange ratio is fixed and will not be adjusted to compensate Red Brick stockholders for decreases in the market price of Informix common stock which could occur before the Merger becomes effective. In the event the market price of Informix common stock decreases or increases prior to the Effective Time (as hereinafter defined), the market value at the Effective Time of the Informix common stock to be received in the Merger in exchange for Red Brick common stock would correspondingly decrease or increase. STOCKHOLDERS OF RED BRICK ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS OF THE RED BRICK COMMON STOCK AND THE INFORMIX COMMON STOCK.

    Following the Merger, Red Brick common stock will no longer be listed on The Nasdaq National Market.

STOCKHOLDERS


    As of December 3, 1998, the record date for the Red Brick Special Meeting, Red Brick had issued and outstanding 12,586,500 shares of Red Brick common stock held by approximately 174 stockholders of record.


DIVIDENDS

    In connection with the conversions of Informix's series B preferred stock, Informix has paid cash dividends in the amount of $1,005,945 as of November 11, 1998. See "Description of Informix Capital Stock--Preferred Stock." Other than such dividends, neither Informix nor Red Brick has ever declared or paid cash dividends on their respective capital stock. Informix currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Pursuant to the Merger Agreement, Red Brick has agreed not to pay cash dividends pending the consummation of the Merger.

                         THE RED BRICK SPECIAL MEETING

GENERAL


    This Proxy Statement/Prospectus is being furnished to the holders of Red Brick common stock in connection with the solicitation of proxies by the Red Brick Board of Directors (the "Red Brick Board") for use at the Red Brick special meeting of stockholders to be held on Thursday, December 31, 1998 at 8:00 a.m., local time, at Hyatt Rickeys, 4219 El Camino Real, Palo Alto, California, and at any adjournments or postponements thereof (the "Red Brick Special Meeting"). This Proxy Statement/Prospectus, and the accompanying Proxy Card, are first being mailed to holders of Red Brick common stock on or about December 9, 1998.


    The purpose of the Red Brick Special Meeting is to consider and vote upon a proposal (the "Merger Proposal") to approve the Merger Agreement, which sets forth the terms and conditions of the Merger, and the transactions contemplated thereby. Upon consummation of the Merger (the "Effective Time"), each outstanding share of Red Brick common stock will be converted into the right to receive the exchange ratio of 0.6 of a share of Informix common stock (the "Exchange Ratio"), with cash paid in lieu of fractional shares. In addition, as a result of the Merger, each outstanding option to purchase Red Brick common stock (each a "Red Brick Option") will be assumed by Informix and converted into an option to acquire such number of shares of Informix common stock as the holder would have been entitled to receive had such holder exercised such Red Brick Option in full immediately prior to the Effective Time. See "The Merger Agreement--Assumption of Stock Options."


    Based on the closing sale price of Informix common stock on The Nasdaq National Market on December 3, 1998, the latest practicable trading day before the printing of this Proxy Statement/ Prospectus, the Exchange Ratio would result in a per share purchase price for Red Brick common stock of approximately $4.20. Stockholders of Red Brick are strongly encouraged to obtain current market quotations for the Informix common stock and the Red Brick common stock. If the Merger is consummated, stockholders of Red Brick will no longer hold any interest in Red Brick other than through their interest in shares of Informix common stock. Consummation of the Merger is subject to a number of conditions, including required regulatory approval and the required approval of the stockholders of Red Brick.


    THE RED BRICK BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT ARE FAIR TO, AND THAT THE MERGER IS IN THE BEST INTERESTS OF, RED BRICK AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, THE RED BRICK BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF RED BRICK COMMON STOCK VOTE FOR THE MERGER PROPOSAL.

RECORD DATE AND OUTSTANDING SHARES


    Only stockholders of record of Red Brick common stock at the close of business on December 3, 1998 (the "Record Date") are entitled to notice of and to vote at the Red Brick Special Meeting. At the close of business on the Record Date, there were 12,586,500 shares of Red Brick common stock outstanding and entitled to vote, and there were approximately 174 stockholders of record of Red Brick common stock. Each stockholder of record of Red Brick common stock is entitled to one vote for each share of Red Brick common stock held by such stockholder as of the Record Date.


VOTING OF PROXIES

    The proxy card accompanying this Proxy Statement/Prospectus is solicited on behalf of the Red Brick Board for use at the Red Brick Special Meeting. Whether or not you are able to attend the Red Brick Special Meeting, you are urged to complete, date, and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Red Brick. All proxies that are properly executed and returned, and that are not revoked, will be voted at the Red Brick Special Meeting in accordance with the instructions you indicate thereon. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL OF THE MERGER PROPOSAL. The Red Brick Board does not presently intend to bring any other business before the Red Brick Special Meeting other than the Merger Proposal. So far as is known to the Red Brick Board as of the date this Proxy Statement/Prospectus is being mailed to holders of Red Brick common stock, no other matters are to be brought before the Red Brick Special Meeting. As to any business that may properly come before the Red Brick Special Meeting, including, among other things, consideration of any motion made for adjournment of the Red Brick Special Meeting (including, without limitation, for purposes of soliciting additional votes for approval of the Merger Proposal), it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the proxies. Any adjournment of the Red Brick Special Meeting will require the affirmative vote of the holders of at least a majority of the shares represented in person or by proxy at such meeting.

    A stockholder of Red Brick who has delivered a proxy to Red Brick may revoke it at any time before it is exercised at the Red Brick Special Meeting, by (i) filing a written notice of revocation with, or delivering a duly executed proxy bearing a later date to Christopher G. Erickson, President, Red Brick Systems, Inc., 485 Alberto Way, Los Gatos, California 95032, or (ii) attending the Red Brick Special Meeting and voting in person (although attendance at the Red Brick Special Meeting will not, by itself, revoke a proxy). Please note, however, that if a stockholder's shares are held of record by a broker, bank, or other nominee and that stockholder wishes to vote at the Red Brick Special Meeting, the stockholder must bring to the Red Brick Special Meeting a letter from the broker, bank, or other nominee confirming that stockholder's beneficial ownership of such shares as of the Record Date. All shares represented by a valid proxy received prior to the Red Brick Special Meeting will be voted. All votes will be tabulated by the inspector of election appointed for the Red Brick Special Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

QUORUM REQUIRED

    The Red Brick Bylaws provide that the holders of a majority of Red Brick common stock issued and outstanding and entitled to vote at the Red Brick Special Meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Red Brick Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining the presence of a quorum.

VOTE REQUIRED

    Pursuant to the Delaware General Corporation Law ("DGCL") and the Red Brick Certificate of Incorporation and Bylaws, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Red Brick common stock entitled to vote at the Red Brick Special Meeting. Abstentions and broker non-votes are not affirmative votes and, therefore, will have the same effect as votes against approval of the Merger Proposal. SINCE THE REQUIRED VOTE OF THE STOCKHOLDERS OF RED BRICK IS BASED UPON THE NUMBER OF OUTSTANDING SHARES OF RED BRICK COMMON STOCK, RATHER THAN UPON THE SHARES ACTUALLY VOTED IN PERSON OR BY PROXY AT THE RED BRICK SPECIAL MEETING, THE FAILURE BY THE HOLDER OF ANY SUCH SHARES EITHER TO SUBMIT A PROXY OR TO VOTE IN PERSON AT THE RED BRICK SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER PROPOSAL.

    THE MATTERS TO BE CONSIDERED AT THE RED BRICK SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF RED BRICK. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS AND TO COMPLETE, DATE, SIGN, AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

    All directors and executive officers of Red Brick have entered into agreements to vote all shares over which they exercise voting control for the approval of the Merger Proposal at the Red Brick Special Meeting. As of September 30, 1998 such persons beneficially owned 1,433,278 shares of Red Brick common stock (including shares which could be acquired upon stock option exercises within 60 days of September 30, 1998), or 11.1% of the Red Brick common stock outstanding as of such date. Notwithstanding these voting agreements, the vote of each stockholder of Red Brick is important, and all stockholders are encouraged to vote. See "The Merger Agreement--Related Agreements--Voting Agreements"

ABSTENTIONS; BROKER NON-VOTES

    If an executed Red Brick proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the Red Brick Special Meeting for purposes of determining a quorum. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of determining a quorum. Since the required vote of the stockholders of Red Brick is based on the number of outstanding shares of Red Brick common stock, abstentions and broker non-votes will have the same effect as a vote against approval of the Merger Proposal.

SOLICITATION OF PROXIES AND EXPENSES

    Red Brick will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement/Prospectus, the proxy and any additional solicitation material furnished to stockholders, except that pursuant to the Merger Agreement, the cost of printing and filing the Proxy Statement/Prospectus is to be shared equally by Red Brick and Informix. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, Red Brick may reimburse such persons for their costs of forwarding the solicitation material to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone, telegram or other means by directors, officers, employees or agents of Red Brick. Except as noted below, no additional compensation will be paid to these individuals for any such services. Red Brick has retained Corporate Investor Communications, Inc. ("CIC") to assist in the solicitation of proxies. CIC will receive a fee for such services of approximately $6,000, plus out-of-pocket expenses, which will be paid by Red Brick. Except as described above, Red Brick does not presently intend to solicit proxies other than by mail.

 RED BRICK STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS APPROVED, INFORMIX WILL SEND YOU WRITTEN INSTRUCTIONS
                    FOR EXCHANGING YOUR STOCK CERTIFICATES.

                  THE PLAN OF MERGER AND RELATED TRANSACTIONS

    THIS SECTION OF THE PROXY STATEMENT/PROSPECTUS DESCRIBES CERTAIN ASPECTS OF THE PROPOSED MERGER. THE FOLLOWING DESCRIPTION DOES NOT PURPORT TO BE COMPLETE. THE DISCUSSION OF THE MERGER IN THIS PROXY STATEMENT/ PROSPECTUS AND THE DESCRIPTION OF THE PRINCIPAL TERMS OF THE MERGER AGREEMENT ARE SUBJECT TO AND QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT/ PROSPECTUS AS ANNEX A. ALL HOLDERS OF RED BRICK COMMON STOCK ARE ENCOURAGED TO READ THE MERGER AGREEMENT AND THE OTHER ANNEXES IN THEIR ENTIRETY.

MATERIAL CONTACTS AND BOARD DELIBERATIONS

    The market for data warehousing software products and services became increasingly competitive during the second quarter of 1998. Faced with intensifying competition from companies with greater financial, marketing, sales and distribution capabilities than their own, Red Brick evaluated a variety of potential strategic alternatives, including potential business combinations, outside financing options, and alternative strategic options as a stand-alone company. Following such evaluation, on July 2, Red Brick engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") to act as its financial advisor in connection with exploring and effecting possible strategic alternatives for Red Brick.

    On August 10, Christopher G. Erickson, Chairman, President and Chief Executive Officer of Red Brick, contacted Robert J. Finocchio, Chairman, President and Chief Executive Officer of Informix, to discuss the possibility of a strategic combination between Red Brick and Informix, particularly in light of Informix's recently announced strategic emphasis on the data warehousing market. Although specific terms of a transaction were not discussed at this time, Messrs. Erickson and Finocchio agreed to meet to discuss further the possibility of a business combination involving the two companies.

    On August 19, Messrs. Erickson and Finocchio met to discuss further the possibility of a strategic business combination of Red Brick and Informix and the potential benefits of such a combination. Although specific terms of a transaction were not discussed at this time, they agreed to arrange a meeting involving Phillip M. Fernandez, the Executive Vice President and Chief Operating Officer of Red Brick, Myron Saranga, Senior Vice President, Product Management and Development for Informix, and other executives from Informix.

    On August 19, the Red Brick Board met with Messrs. Erickson and Fernandez and Kristi L. Smith, Vice President and Chief Financial Officer of Red Brick, for a regularly-scheduled operations review meeting. Mr. Erickson briefed the Red Brick Board on, among other matters, the initial discussions with Informix.

    On August 24, John Shoch, a member of the Red Brick Board, spoke with Mr. Finocchio regarding the possibility of a strategic combination between Red Brick and Informix. Messrs. Shoch and Finocchio discussed the potential benefits of such a combination but did not discuss specific financial terms of such a combination.

    On August 24 , Mr. Fernandez met with Mr. Saranga and other Informix executives to discuss in a more detailed manner the specific potential benefits of a business combination involving Informix and Red Brick. Financial terms of a potential business combination between Red Brick and Informix were not discussed during this meeting.

    On August 26, Messrs. Erickson and Finocchio discussed how the parties might further explore a potential business combination of Informix and Red Brick. Messrs. Finocchio and Erickson agreed that Informix would undertake an initial due diligence review of Red Brick pursuant to a confidentiality agreement. Financial terms of a potential business combination between Red Brick and Informix were not discussed during this conversation. On September 1, Informix entered into a Confidentiality Agreement with Red Brick.

    Also on September 1, at a regular meeting, the Red Brick Board met with Red Brick's legal and financial advisors and with senior management representatives to review, among other matters, Red Brick's discussions with Informix.

    From September 2 through September 17, senior executives of Red Brick and Informix held several due diligence meetings to discuss the strategies, capabilities and technologies of Red Brick and the potential risks and benefits of a business combination between the parties. Financial terms of a potential business combination between Red Brick and Informix were not discussed during these meetings.

    On September 10, the Red Brick Board met telephonically with senior management representatives and discussed, among other matters, the status of discussions with Informix.

    On September 18, Informix faxed to Red Brick a proposed non-binding letter of intent and term sheet regarding a potential acquisition of Red Brick by Informix.

    On September 21, at a special meeting, the Red Brick Board met with Red Brick's financial advisors and with senior management representatives to discuss, among other matters, Informix's letter of intent and term sheet regarding an acquisition of Red Brick. The Red Brick Board reviewed the status of discussions with Informix, discussed the strategic rationale for the combination between the two companies, the benefits and risks associated with the proposed transaction, the businesses and prospects of the companies and other related issues.

    On September 22, Mr. Finocchio, Jean-Yves Dexmier, Executive Vice President and Chief Financial Officer of Informix, and Karen Blasing, Vice President, Business Development Finance, of Informix, met with Messrs. Erickson and Fernandez and Ms. Smith to discuss the relative valuations of the two companies in a potential transaction. The meeting ended without agreement on financial or other terms of a combination.

    On September 23 and 24, representatives of Morgan Stanley had several conversations with Mr. Dexmier regarding various terms of the proposed transaction, including price and structure. These discussions ended without agreement on financial or other terms of a combination.

    On September 24, at a special meeting, the Red Brick Board met with Red Brick's financial advisors and with senior management representatives to discuss, among other matters, the status of negotiations with Informix.

    On September 25, Messrs. Erickson and Finocchio met and discussed a potential merger in which Red Brick would become a wholly-owned subsidiary of Informix and each share of Red Brick's outstanding stock would be exchanged for
0.6 shares of Informix common stock. Messrs. Erickson and Finocchio agreed to continue negotiating the other terms and conditions of a definitive merger agreement based on the foregoing exchange ratio; PROVIDED, HOWEVER, that Mr. Finocchio indicated that Informix's ability to offer any such transaction would depend on a review of the business condition of Red Brick following an in depth due diligence review, as well as the input of Informix's financial advisors. Similarly, Mr. Erickson indicated that Red Brick's ability to consider such a transaction or recommend such a transaction would be subject to Red Brick's completion of a due diligence investigation of Informix and input of Red Brick's financial advisors.

    On September 28, the Informix Board held a special telephonic meeting to discuss the terms of the proposed acquisition of Red Brick. The Informix Board then ratified the actions of Informix management in entering into discussions with Red Brick and approved the terms of management's proposed offer.

    From September 28 through October 7, Informix and Red Brick, together with their respective legal, financial and accounting advisors, conducted due diligence reviews and negotiated the terms of the definitive agreements providing for the Merger and related transactions.

    On October 1, at a special telephonic meeting, the Red Brick Board met with Red Brick's legal advisors and with senior management representatives to discuss, among other matters, the status of negotiations with Informix.

    On October 3, at a special meeting, the Red Brick Board met with Red Brick's legal and financial advisors and with senior management representatives to discuss, among other matters, the status of negotiations with Informix, the status of Red Brick's due diligence review of Informix and the directors' comments on the draft Merger Agreement.

    On October 7, the Informix Board held a special telephonic meeting to approve the proposed Merger. The Informix Board discussed the terms of the Merger Agreement with Informix's management. Following that discussion, the Board determined that the proposed Merger was in the best interests of Informix and its stockholders, approved the Merger Agreement and authorized the officers of Informix to enter into the Merger Agreement and related transactions.

    On October 7, there was a telephonic meeting of the Red Brick Board to approve the Merger Agreement and the related transactions. Morgan Stanley informed the Red Brick Board of its oral opinion (subsequently confirmed in writing) that as of such date the Exchange Ratio was fair from a financial point of view to the holders of Red Brick common stock, and responded to various questions raised by members of the Red Brick Board regarding such opinion. This presentation was followed by a presentation by a member of Gunderson Dettmer regarding the final terms of the Merger Agreement and related agreements. After considering the terms of the proposed transaction and the opinion of Morgan Stanley, the Red Brick Board determined that the Merger Agreement was fair to Red Brick stockholders and that the proposed Merger was in the best interests of Red Brick and its stockholders. The Red Brick Board then unanimously approved the Merger and the Merger Agreement and exhibits thereto and unanimously resolved to recommend that the stockholders of Red Brick vote for the Merger Agreement and the transactions contemplated thereby.

REASONS FOR THE MERGER

    CERTAIN STATEMENTS MADE IN THE FOLLOWING PARAGRAPHS REGARDING THE POTENTIAL BENEFITS THAT COULD RESULT FROM THE MERGER ARE FORWARD-LOOKING STATEMENTS BASED ON CURRENT EXPECTATIONS AND ENTAIL VARIOUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. THE ANTICIPATED POTENTIAL BENEFITS OF THE MERGER MAY NOT BE REALIZED. SUCH RISKS AND UNCERTAINTIES ARE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

    JOINT REASONS FOR THE MERGER

    In reaching their decisions to approve the Merger Agreement, the Merger, and the transactions contemplated by the Merger Agreement, each of the Informix Board and the Red Brick Board consulted with their respective management teams and advisors and independently considered the proposed Merger Agreement and the transactions contemplated thereunder. Based on their respective reviews of the proposed transaction and the business and operations of the other party, the Informix Board and the Red Brick Board each approved the Merger Agreement and the Merger. Each board concluded that (i) the goals and philosophies of the companies are compatible and consistent, (ii) the products of the companies are complementary, (iii) Informix and Red Brick have the potential to offer customers a more comprehensive database management software solution than either could offer independently, (iv) the Merger would be positively received by customers of each of the companies because the combination of the companies' software products can potentially address a broader range of customer needs, and
(v) the companies' respective stockholders would benefit by the enhanced ability of Informix and Red Brick to compete in the rapidly evolving software industry and participate in the potential for growth of Informix and Red Brick following the Merger.

    INFORMIX'S REASONS FOR THE MERGER

    The Informix Board has unanimously approved the Merger Agreement and the Merger and has identified several potential benefits of the Merger to Informix. In addition to the anticipated joint benefits described above, the Informix Board believes that the following are additional reasons the Merger will be beneficial to Informix:

    - Expand the capability to deliver decision support solutions through the addition of Red Brick data warehouse consulting and research and development expertise;

    - Enhance the data warehouse technology strength in products such as high-end data management tools and analytical data marts;

    - Combine the complementary key distribution channel partnerships into one company; and

    - Offer the Red Brick installed customer base increased benefits of the Informix global support services, integrated technology strength and single vendor solution for data warehouses and online transaction processing.

    RED BRICK'S REASONS FOR THE MERGER

    The Red Brick Board has unanimously approved the Merger Agreement and the transactions contemplated thereby. The Red Brick Board unanimously recommends that the Red Brick stockholders vote to approve and adopt the Merger Agreement and the Merger.

    In addition to the joint benefits described above, the Red Brick Board believes that the following are additional reasons the Merger will be beneficial to Red Brick:

    - The Merger would potentially enhance the opportunity for realization of Red Brick's strategic objective of achieving greater scale and presence in the data warehouse software market;

    - The Merger potentially offers Red Brick an opportunity to leverage Informix's larger sales force and more extensive distribution channel to market its products;

    - The combination with Informix would provide an opportunity for expanded distribution of Red Brick's products to Informix's larger installed customer base;

    - The Merger potentially provides the opportunity for cost synergies through the consolidation and integration of certain marketing, product development, distribution and administrative operations and functions into the existing Informix infrastructure;

    - The potential for the Merger to reduce concerns among current and potential Red Brick customers and employees regarding the financial viability of Red Brick as an independent company; and

    - The larger market capitalization of Informix compared to Red Brick and the corresponding increase in trading liquidity of Informix common stock compared to Red Brick common stock.

    The Red Brick Board considered a number of factors relating to the Merger, including, but not limited to the following: (i) the strategic benefits of the Merger; (ii) historical information concerning Informix's and Red Brick's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the Commission; (iii) Red Brick management's view of the financial condition, results of operations and businesses of Informix and Red Brick before and after giving effect to the Merger; (iv) current financial market conditions and historical market prices, volatility and trading information with respect to Informix common stock and Red Brick common stock; (v) the consideration to be received by Red Brick stockholders in the Merger and the relationship between the market value of the Informix common stock to be issued in exchange for each share of Red Brick common stock and a comparison of comparable merger transactions; (vi) the financial and other terms and conditions of the Merger Agreement and related agreements, including the fact that the Merger is expected to be treated as a tax-free reorganization to Red Brick and its stockholders; (vii) Red Brick management's view of Red Brick's prospects as an independent company; (viii) the potential for other third parties to enter into strategic relationships with or to acquire Informix or Red Brick; (ix) the financial analysis and performance and other information with respect to the Merger presented by Morgan Stanley to the Red Brick Board and the Morgan Stanley opinion dated October 7, 1998, that, as of such date, the Exchange Ratio was fair from a financial point of view to Red Brick's stockholders; (x) the expected impact of the Merger on Red Brick's customers and employees; (xi) reports from Red Brick management, legal and financial advisors as to the results of the due diligence investigation of Informix; and (xii) the expectation that the Merger will be accounted for as a purchase.

    The Red Brick Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including, but not limited to, (i) the risk to stockholders of Red Brick that the value to be received in the Merger could be significantly reduced in the event of a decline in Informix's stock price due to the fixed Exchange Ratio; (ii) the impact of the loss of Red Brick's status as an independent company on stockholders, employees and customers of Red Brick; (iii) the risk that the potential benefits sought in the Merger might not be fully realized; (iv) the possibility that the Merger might not be consummated and the potential adverse effects of public announcement of the Merger on (a) Red Brick's sales and operating results, (b) Red Brick's ability to attract and retain key employees, (c) progress of certain development projects and (d) Red Brick's overall competitive position; (v) the risk that despite the efforts of Informix and Red Brick, key technical and management personnel might not remain employees of Informix or Red Brick; (vi) the transaction costs expected to be incurred in connection with the Merger; and
(vii) the other risks described under "Risk Factors--Risks Related to Merger" herein. After due consideration, the Red Brick Board concluded that the risks associated with the proposed Merger were outweighed by the potential benefits of the Merger.

    The foregoing discussion of the information and factors considered by the Red Brick Board is not intended to be exhaustive but is believed to include all material factors considered by the Red Brick Board. In view of the wide variety of information and factors, both positive and negative, considered by the Red Brick Board, the Red Brick Board did not find it practical to, and did not, quantify or otherwise assign relative or specific weights to the foregoing factors considered. After taking into consideration all of the factors set forth above, the Red Brick Board concluded that the Merger was in the best interests of Red Brick and its stockholders.

RECOMMENDATION OF THE RED BRICK BOARD

    THE RED BRICK BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT ARE FAIR TO, AND THAT THE MERGER IS IN THE BEST INTERESTS OF, RED BRICK AND ITS STOCKHOLDERS AND THEREFORE RECOMMENDS THAT THE HOLDERS OF RED BRICK COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. See "--Reasons for the Merger." Certain members of the Red Brick Board may be deemed to have a conflict of interest in recommending stockholder approval of the Merger. See "--Interests of Certain Persons in the Merger."

OPINION OF FINANCIAL ADVISOR TO RED BRICK

    Pursuant to a letter agreement dated as of July 2, 1998 (the "Engagement Letter"), Morgan Stanley was engaged to provide financial advisory services including the provision of a financial fairness opinion in connection with the Merger. Morgan Stanley was selected by the Red Brick Board to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of Red Brick. At the meeting of the Red Brick Board on October 7, 1998, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of such date, based upon and subject to the various considerations set forth in the opinion, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of the Red Brick common stock.

    THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY DATED OCTOBER 7, 1998, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN RENDERING ITS OPINION, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX B. RED BRICK STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. THE MORGAN STANLEY OPINION IS DIRECTED TO THE RED BRICK BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW AS OF THE DATE OF THE OPINION, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF RED BRICK COMMON STOCK AS TO HOW TO VOTE AT THE RED BRICK SPECIAL MEETING. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    In rendering its opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information of Red Brick and Informix, respectively; (ii) reviewed certain internal financial statements and other financial and operating data concerning Red Brick prepared by the management of Red Brick; (iii) discussed the past and current operations and financial condition and the prospects of Red Brick and Informix, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Red Brick and Informix, respectively; (iv) reviewed the reported prices and trading activity for the Red Brick common stock and Informix common stock; (v) reviewed the pro forma impact of the Merger on Informix's earnings per share; (vi) compared the financial performance of Red Brick and the prices and trading activity of the Red Brick common stock and Informix common stock with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;
(viii) reviewed and discussed with the managements of Red Brick and Informix and their outside advisors certain contingent liabilities of Informix; (ix) participated in discussions and negotiations among representatives of Red Brick and Informix and their financial and legal advisors; (x) reviewed the draft Merger Agreement dated October 5, 1998 and certain related agreements; and (xi) considered such other factors and performed such other analysis as Morgan Stanley deemed appropriate.

    Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of the Morgan Stanley opinion. With respect to the financial and operating data, including information relating to the strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Red Brick. Morgan Stanley also relied upon, without independent verification, the assessment by the managements of Red Brick and Informix of the strategic and other benefits expected to result from the Merger. Morgan Stanley also relied upon, without independent verification, the assessment by the managements of Red Brick and Informix of Red Brick's and Informix's technologies and products, and the risks associated with Red Brick's and Informix's existing and future products and technologies. Additionally, Morgan Stanley assumed that the Merger will be consummated in accordance to the terms set forth in the Merger Agreement, including, among other things, that the Merger would be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Red Brick, nor was Morgan Stanley furnished with any such appraisals. In addition, with the consent of Red Brick management, Morgan Stanley relied upon the assessment by the managements of Red Brick and Informix and their outside advisors with respect to certain contingent liabilities of Informix. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Morgan Stanley opinion.

    The following is a brief summary of the analysis performed by Morgan Stanley in connection with its oral opinion and the preparation of its opinion letter dated October 7, 1998.

    COMPARATIVE STOCK PRICE PERFORMANCE

    As part of its analysis, Morgan Stanley reviewed the recent stock price performance of Red Brick and Informix and compared such performance with that of a broader group of technology companies. The group included those companies comprising the Morgan Stanley High Technology 35 Index (collectively, the "MS High Tech Index"). Morgan Stanley observed that over the period from October 2, 1997 to October 2, 1998, the market price of Red Brick common stock depreciated 73%, compared with a depreciation of 33% for Informix, an appreciation of 4% for the MS High Tech Index and an appreciation of 4% for the S&P 500.

    PEER GROUP COMPARISON

    Morgan Stanley compared certain financial information of Informix with publicly available information of a group of relational database software companies including Oracle Corporation, NCR Corporation, and Sybase Inc. (collectively, the "Relational Database Companies"). In particular, such analysis showed that as of October 2, 1998, based on earnings per share projections from securities research analysts, Informix traded at a multiple of
21.7 times calendar year 1998 earnings, compared to a median of 23.5 times for the Relational Database Companies. Informix traded at a multiple of 13.8 times calendar year 1999 estimated earnings based on projections from securities research analysts, compared to a median of 17.2 times for the Relational Database Companies. The analysis also showed that as of October 2, 1998, Informix's calendar year 1999 Price to Earnings Ratio, derived from securities research analysts projections, divided by its estimated Long Term Growth Rate was 1.1, compared to 1.2 for the Relational Database Companies. No company utilized as a comparison in the comparable companies analysis is identical to Red Brick or Informix. In evaluating the comparable companies, Morgan Stanley made judgements and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Red Brick and Informix, such as the impact of competition on Red Brick or Informix and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Red Brick or Informix or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable companies data.

    ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS

    As part of its analysis, Morgan Stanley reviewed 5 transactions (collectively, the "Software Transactions"). Morgan Stanley compared certain statistics for the Software Transactions to the relevant financial statistics for Red Brick based on the value of Red Brick implied by the Exchange Ratio and the closing price for Red Brick common stock as of October 2, 1998. Analysis of the Software Transactions showed multiples of latest twelve months revenues ranging from a low of 0.4 to a high of 1.8 times. These compared to a multiple of 0.5 times latest twelve months revenue for Red Brick based on the Exchange Ratio and the closing stock price of the Informix stock as of October 2, 1998. No transaction utilized as a comparison in the comparable transactions analysis is identical to the Merger. In evaluating the precedent transactions, Morgan Stanley made judgements and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Red Brick and Informix, such as the impact of competition on Red Brick or Informix and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Red Brick or Informix or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

    EXCHANGE RATIO ANALYSIS

    Morgan Stanley reviewed the ratios of the closing stock prices of Informix common stock to Red Brick common stock over various periods during the three month period ending October 2, 1998 and computed the premiums represented by the Exchange Ratio over the averages of these daily ratios over various periods. The averages of these ratios of the closing prices of Red Brick and Informix were
0.437 for the 5 trading days preceding October 5, 1998, 0.443 for the preceding 10 trading days, 0.510 for the preceding 30 trading days, 0.469 for the preceding 60 trading days, and 0.533 for the preceding 90 trading days. The Exchange Ratio represented premiums of 37%, 35%, 18%, 28%, and 13%, respectively, over the aforementioned average exchange ratios of the Informix and Red Brick stock prices.

    PRO FORMA MERGER ANALYSIS

    Morgan Stanley analyzed the pro forma impact of the Merger on Informix's projected earnings per share for the calendar year 1999. Such analysis was based on projections by the management of Red Brick and on securities research analyst forecasts for Informix. Morgan Stanley observed that, assuming that the Merger was treated as a purchase transaction with a 30% in-process research and development write-off, the Merger would result in earnings per share dilution for Informix of 3.5% in calendar year 1999 before taking into account any synergies. Morgan Stanley noted that, based on the earnings projections, the Merger would result in earnings per share accretion for Informix stockholders in the fourth quarter of 1999 before taking into account any synergies.

    DISCOUNTED EQUITY VALUE

    Morgan Stanley performed an analysis of the present value of the implied value of Red Brick based on Red Brick's future trading price assuming consummation of the Merger and based on securities research analyst projections for both Red Brick and Informix for calendar year 1999, illustrative multiples of earnings per share ranging from 18.0 times to 22.0 times and illustrative discount rates of ranging from 17.5% to 25.0%. Based on this analysis, Morgan Stanley estimated a present value of Red Brick common stock ranging from $29 million to $40 million. Morgan Stanley compared this range to the stand-alone discounted equity value of Red Brick. Morgan Stanley observed that, based on securities research analyst projections for revenues in calendar year 1999, illustrative multiples of revenue ranging from 0.3 times to 0.8 times and illustrative discount rates ranging from 13.7% to 25.0%, the present value of Red Brick on a stand-alone basis ranged from $21 million to $35 million.

    In connection with the review of the Merger by the Red Brick Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of its opinion given in connection therewith. While the foregoing summary describes the analyses and factors reviewed by Morgan Stanley in connection with its opinion, it does not purport to be a complete description of all the analyses performed by Morgan Stanley in connection with its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Red Brick or Informix. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Red Brick or Informix. Any estimates contained herein are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness of the Exchange Ratio pursuant to the

Merger Agreement from a financial point of view to the holders of shares of Red Brick common stock and were conducted in connection with the delivery of the Morgan Stanley opinion. The analyses do not purport to be appraisals or to reflect the prices at which Red Brick or Informix might actually be sold. The Exchange Ratio pursuant to the Merger was determined through arm's-length negotiations between Red Brick and Informix and was approved by the Red Brick Board. Morgan Stanley did not recommend any specific exchange ratio to Red Brick or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger.

    The Red Brick Board retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, Morgan Stanley is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity securities of Red Brick or Informix.

    Pursuant to the Engagement Letter, Morgan Stanley provided financial advisory services and a financial opinion in connection with the Merger, and Red Brick agreed to pay Morgan Stanley a customary fee in connection therewith. Red Brick has also agreed to reimburse Morgan Stanley for reasonable expenses incurred. In addition, Red Brick has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities, under the federal securities laws, related to Morgan Stanley's engagement. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Red Brick and Informix and have received fees for the rendering of these services.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendation of the Red Brick Board with respect to the Merger Agreement, holders of Red Brick common stock should be aware that members of the Red Brick Board and the executive officers of Red Brick have certain interests in the Merger that are in addition to the interests of holders of Red Brick common stock generally. These interests are more fully described below and include certain employment arrangements with Informix, severance arrangements, the acceleration of the vesting of certain options to acquire Red Brick common stock and certain rights of indemnification.

    INTEREST IN RED BRICK COMMON STOCK AND RED BRICK OPTIONS


    As of September 30, 1998, the executive officers and directors of Red Brick beneficially owned an aggregate of 1,433,278 shares of Red Brick common stock (including 403,991 shares of Red Brick common stock subject to Red Brick Options exercisable within 60 days of September 30, 1998). Based upon the closing sale price of Informix common stock on December 3, 1998, the latest practicable trading day before the printing of this Proxy Statement/Prospectus, and assuming the exercise of outstanding Red Brick Options exercisable within 60 days of September 30, 1998, the aggregate dollar value of Informix common stock to be received in the Merger by the executive officers and directors of Red Brick is approximately $6.0 million.


    STOCK OPTION PLANS

    Under the Red Brick 1995 Stock Option Plan ("1995 Option Plan"), options granted to John Shoch and Andrew Ludwick as members of the Red Brick Board after the initial public offering of Red Brick will become fully exercisable and vested in connection with the Merger. Officers of Red Brick, including Christopher Erickson, Andrew Priest, Ron Barale, Phillip Fernandez, Paul Rodwick, Lawrence Howard, Kristi Smith, and Peggy DeLeon (collectively, the "Red Brick Officers"), hold outstanding options granted under the 1995 Option Plan. Pursuant to the 1995 Option Plan and Red Brick's Supplemental Stock Option Plan ("Supplemental Option Plan") and the Merger Agreement, Informix will substitute new options to purchase shares of Informix common stock in exchange for all outstanding options under the 1995 Option Plan and Supplemental Option Plan and such new options will be exercisable for a number of shares of Informix common stock equal to the number of shares of Red Brick common stock purchasable under the original option multiplied by the Exchange Ratio and rounded down to the nearest whole number and at an exercise price calculated by dividing the original exercise price by the Exchange Ratio and rounding up to the nearest whole cent. Each officer, employee or consultant who exercises his or her Red Brick options prior to the Merger will receive in the Merger shares of Informix common stock, which stock will be freely tradable immediately following the consummation of the Merger, subject only to the limitations set forth under Rule 145 under the Securities Act of 1933 and contractual restrictions on the Red Brick Officer's ability to resell the Informix common stock. See "The Merger Agreement--Related Agreements--Affiliate Agreements."

    In the event that the employment of a Red Brick Officer is Involuntarily Terminated (as defined below) within 12 months following the Merger, then under the terms of the 1995 Option Plan, the exercisability or vesting of each outstanding option held by such officer will automatically accelerate and the Red Brick Officer will have up to a one year period from the date of the Involuntary Termination in which to exercise the option. "Involuntary Termination" is defined in the 1995 Option Plan to include an involuntary dismissal or discharge for reasons other than misconduct or voluntary resignation following a change in position which materially reduces the individual's level of responsibility, a reduction by more than 15% in the individual's compensation or relocation. Identical acceleration provisions apply to employees holding options granted under the 1995 Option Plan and Supplemental Option Plan.

    As of September 30, 1998, options to purchase a total of 4,529,350 shares of Red Brick common stock, at exercise prices ranging from $0.16 to $25.25 per share, were held by approximately 291 Red Brick employees. Options held by former employees of Red Brick are not eligible for accelerated vesting.

    EMPLOYEE STOCK PURCHASE PLAN

    Red Brick's Employee Stock Purchase Plan ("ESPP") and the Merger Agreement provide that, prior to the Effective Time, all outstanding purchase rights under the ESPP will be exercised upon the earlier of January 29, 1999 or immediately prior to the Effective Time, provided that if the Effective Time is later than January 31, 1999, then a new Purchase Period (as defined in the ESPP) will commence on February 1, 1999 and will end upon the earlier of July 31, 1999 or immediately prior to the Effective Time, and each participant in the ESPP will be issued shares of Red Brick common stock at that time pursuant to the terms of the ESPP and each share of Red Brick common stock so issued shall by virtue of the Merger be converted into the right to receive 0.6 shares of Informix common stock. Some of the Red Brick Officers contribute through payroll deduction to the ESPP and will purchase a maximum of 1,000 shares of Red Brick common stock immediately prior to consummation of the Merger.

    SEVERANCE PLANS

    Each of the Red Brick Officers is eligible for certain severance benefits under the Officers Severance Plan ("Officers Severance Plan") upon the Red Brick Officer's termination of employment without cause provided the officer executes a general release of claims in favor of Red Brick. Under the Officers Severance Plan, unless the Red Brick Officer accepts employment with Informix, he or she shall be entitled to 12 months salary plus 12 months acceleration of vesting of the officer's options and unvested shares. Also, if the officer's employment is voluntarily or involuntarily terminated following a change in control, then the Red Brick Officer will be entitled to 12 months salary plus 12 months acceleration of vesting of the officer's options and unvested shares. The Merger will constitute a Change in Control for purposes of the Officers Severance Plan. Pursuant to the Merger Agreement, the Officer Severance Plan will be amended to provide that benefits will only be payable if an officer's employment is terminated within 90 days of the closing of the Merger, including a termination that occurs because the officer does not accept a position.

    Red Brick also maintains the Red Brick Systems, Inc. Severance Plan (the "Employee Severance Plan") pursuant to which all non-officer employees are eligible for certain severance benefits upon involuntary termination of employment without cause provided the employee executes a general release of claims in favor of Red Brick. Under the Employee Severance Plan, an involuntarily terminated Red Brick employee will be entitled to a number of weeks of salary calculated pursuant to a formula that ranges from a minimum of two weeks of salary to four weeks of salary plus one day of salary for each month of employment. Pursuant to the Merger Agreement, the Employee Severance Plan will be amended to provide that benefits will only be payable if an employee's employment is terminated within 90 days of the closing of the Merger.

    Red Brick has entered into change in control letter agreements with certain employees, who are not Red Brick Officers, which provide for payment of severance benefits provided the eligible employee remains employed through announcement of any change in control and their employment is then terminated by Red Brick or the successor corporation within three months before or after the change in control. The amount of severance pay is 12 months of base salary. Separation pay will be paid in a lump sum after employment ends.

    Red Brick has also entered into stay bonus letter agreements with certain employees, who are not Red Brick Officers, which provide for payment of bonuses provided the eligible employees remain employed through the 60th day following closing of any change in control (or any earlier date designated by management of Red Brick). The amount of stay bonus is either 20% or 40% of base salary.

    EMPLOYEE BENEFITS

    The Merger Agreement provides that following the Effective Time, Informix will grant all Red Brick employees credit for all service (to the same extent as service with Informix is taken into account with respect to similarly situated employees of Informix) with Red Brick prior to the Effective Time for purposes of vesting and vacation accrual. Informix has also agreed, to the extent permitted under its plans, to waive any pre-existing condition exclusion and actively-at-work requirements under Informix's benefit plans.

    EMPLOYMENT AGREEMENT WITH PHILLIP FERNANDEZ

    Effective upon the consummation of the Merger, Informix has made an offer of employment to Phillip Fernandez. Mr. Fernandez is Red Brick's Executive Vice President and Chief Operating Officer and will become a Vice President of Informix pursuant to the employment agreement. The employment agreement provides that Mr. Fernandez will receive a salary of $27,500 per month. Upon closing of the Merger, Mr. Fernandez will also receive from Informix $225,000 in lieu of a severance benefit under the Officers Severance Plan, and Mr. Fernandez's options shall accelerate as to the number of shares equal to the one year of additional option vesting, which is the same benefit provided to terminated officers pursuant to the Officers Severance Plan. In addition, Mr. Fernandez's options shall fully accelerate upon the termination of his employment with Informix provided such termination occurs six or more months after the Effective Time or upon the sooner termination of his employment due to death or disability.

    INDEMNIFICATION ARRANGEMENTS

    Informix has agreed to maintain, with certain limitations, the directors' and officers' liability insurance policies maintained by Red Brick or to provide comparable coverage for a period of four years from the

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Effective Time. Informix has also agreed to cause Red Brick following the Merger to honor all of Red Brick's indemnification obligations to all present and former officers and directors of Red Brick.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion summarizes certain material federal income tax considerations relevant to the Merger that are applicable to holders of Red Brick common stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Informix, Red Brick or Red Brick's stockholders as described herein.

    Red Brick stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Red Brick stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons or entities, who are financial institutions or insurance companies, who do not hold their Red Brick shares as capital assets, who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, who hold Red Brick common stock as part of an integrated investment (including a "straddle") comprised of shares of Red Brick common stock and one or more other positions, or who may hold Red Brick common stock subject to the constructive sale provisions of Section 1259 of the Code. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Merger (whether or not any such transactions are undertaken in connection with the Merger), including without limitation any transaction in which Red Brick shares are acquired or shares of Informix common stock are disposed of, or the tax consequences to holders of options, warrants or similar rights to acquire Red Brick common stock, including the assumption by Informix of outstanding options and subscriptions to acquire Red Brick common stock. ACCORDINGLY, RED BRICK STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

    Consummation of the Merger is conditioned upon receipt by Informix and Red Brick of opinions (the "Tax Opinions") from their respective counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, that the Merger should constitute a "reorganization" within the meaning of Section 368(a) of the Code (a "Reorganization"). Assuming the Merger is a Reorganization, then, subject to the assumptions, limitations and qualifications referred to herein and in the Tax Opinions, the Merger should result in the following federal income tax consequences:

    (i) No gain or loss should be recognized by holders of Red Brick common stock solely upon their receipt in the Merger of Informix common stock in exchange therefor (except to the extent of cash received in lieu of a fractional share of Informix common stock).

    (ii) The aggregate tax basis of the Informix common stock received by Red Brick stockholders in the Merger (including any fractional share of Informix common stock not actually received) should be the same as the aggregate tax basis of the Red Brick common stock surrendered in exchange therefor.

   (iii) The holding period of the Informix common stock received by each Red Brick stockholder in the Merger should include the period for which the Red Brick common stock surrendered in exchange therefor was considered to be held, provided that the Red Brick common stock so surrendered is held as a capital asset at the time of the Merger.

    (iv) Cash payments received by holders of Red Brick common stock in lieu of a fractional share should be treated as if such fractional share of Informix common stock had been issued in the Merger and then redeemed by Informix. A Red Brick stockholder receiving such cash should recognize gain or loss with respect to such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share.

    (v) None of Informix, Merger Sub or Red Brick should recognize gain or loss solely as a result of the Merger.

    Even if the Merger qualifies as a Reorganization, a recipient of shares of Informix common stock could recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely Red Brick common stock). All or a portion of such gain may be taxable as ordinary income. Gain could also have to be recognized to the extent that an Red Brick stockholder was treated as receiving (directly or indirectly) consideration other than Informix common stock in exchange for such stockholder's Red Brick common stock.

    The parties will not request a ruling from the Internal Revenue Service (the "IRS") in connection with the Merger. Red Brick stockholders should be aware that the Tax Opinions do not bind the IRS and the IRS is therefore not precluded from successfully asserting a contrary opinion. In addition, the Tax Opinions are subject to certain assumptions, limitations and qualifications, including but not limited to the truth and accuracy of certain representations made by Informix, Red Brick and Merger Sub in certain certificates to be delivered to counsel by the respective managements of Informix, Red Brick and Merger Sub.

    A successful IRS challenge to the Reorganization status of the Merger as a result of a failure to meet any of the requirements of a Reorganization would result in Red Brick stockholders recognizing taxable gain or loss with respect to each share of Red Brick common stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the Informix common stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Informix common stock so received would equal its fair market value as of the Effective Time, and the stockholder's holding period for such stock would begin the day after the Merger.

NO APPRAISAL RIGHTS

    Section 262 of the DGCL provides appraisal rights (sometimes referred to as "dissenters' rights") to stockholders of Delaware corporations in certain situations. However, Section 262 appraisal rights are not available to stockholders of a corporation (i) whose securities are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD") and (ii) whose stockholders are not required to accept in exchange for their stock anything other than (A) stock of another corporation listed on a national securities exchange or on an interdealer quotation system by the NASD and (B) cash in lieu of fractional shares. Because Red Brick's common stock is traded on such a system, the Nasdaq National Market, and because the Red Brick stockholders are being offered (A) stock of Informix, which is also traded on the Nasdaq National Market, and (B) cash in lieu of fractional shares, stockholders of Red Brick will not have appraisal rights with respect to the Merger. The DGCL does not provide appraisal rights to stockholders of a corporation, such as Informix, which issues shares in connection with a merger but is not itself a constituent corporation in the Merger.

                              THE MERGER AGREEMENT

    THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT, A COPY OF WHICH IS ATTACHED AS ANNEX A TO THIS PROXY STATEMENT/PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT. STOCKHOLDERS OF RED BRICK ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE MERGER. IN THE CASE OF ANY DISCREPANCY BETWEEN THE TERMS OF THE MERGER AGREEMENT AND THE SUMMARY SET FORTH HEREIN, THE MERGER AGREEMENT WILL CONTROL.

THE MERGER

    The Merger Agreement provides that, following the approval and adoption of the Merger Agreement by the stockholders of Red Brick and the satisfaction or waiver of the other conditions to the Merger, Merger Sub will be merged with and into Red Brick, with Red Brick continuing as the surviving corporation and becoming a wholly-owned subsidiary of Informix (the "Surviving Corporation").

EFFECTIVE TIME


    Subject to the provisions of the Merger Agreement, Informix, Red Brick and Merger Sub shall cause the Merger to be consummated by the concurrent filing, as soon as practicable on or after the Closing (as hereafter defined), of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware law. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich and Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement, or at such other time, date and location as Informix and Red Brick agree in writing. The Closing is anticipated to occur on or about December 31, 1998.


CONVERSION OF SHARES IN THE MERGER

    At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Red Brick or any of their security holders, each share of Red Brick common stock, $0.0001 par value per share, issued and outstanding immediately prior to the Effective Time will be canceled and extinguished and automatically converted into the right to receive 0.6 shares of the common stock of Informix, $0.01 par value (the "Exchange Ratio"), upon surrender of the certificate representing such share of Red Brick common stock in the manner provided in the Merger Agreement (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required)). However, each share of Red Brick common stock held by Red Brick or owned by Merger Sub, Informix or any direct or indirect wholly-owned subsidiary of Red Brick or Informix immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

    The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Informix common stock or Red Brick common stock), reorganization, recapitalization, reclassification or other like change with respect to Informix common stock or Red Brick common stock occurring on or after the date hereof and prior to the Effective Time.

    No fraction of a share of Informix common stock will be issued by virtue of the Merger, but in lieu thereof, each holder of shares of Red Brick common stock who would otherwise be entitled to a fraction of a share of Informix common stock (after aggregating all fractional shares of Informix common stock that otherwise would be received by such holder) shall be entitled to receive from Informix an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the average of the last reported sale prices of Informix common stock for the five (5) most recent days that Informix common stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

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
    Promptly after the Effective Time, Informix, acting thought the Exchange Agent, will deliver to each Red Brick stockholder of record as of such date a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of Red Brick common stock and which, pursuant to the Merger, will be exchanged for shares of Informix common stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF RED BRICK COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

ASSUMPTION OF STOCK OPTIONS

    At the Effective Time, each outstanding option to purchase shares of Red Brick common stock (each, a "Red Brick Stock Option") under Red Brick's 1995 Stock Option Plan (including options granted under the predecessor 1991 Stock Option Plan) and Supplemental Stock Option Plan, whether or not exercisable, and whether or not vested, shall by virtue of the Merger and without any further action on the part of Red Brick or the holder thereof, be assumed by Informix in such manner that Informix (i) is "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of Section 424 of the Code, or
(ii) to the extent that Section 424 of the Code does not apply to any such Red Brick stock option, would be a transaction within Section 424 of the Code. Each Red Brick Stock Option so assumed by Informix will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time, except that each option will be or become exercisable for a certain number of shares of Informix common stock rather than shares of Red Brick common stock, as adjusted to reflect the Exchange Ratio, and at an exercise price adjusted to reflect the Exchange Ratio.

EFFECT OF THE MERGER

    Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Red Brick with Red Brick remaining as the surviving corporation. Following the Merger, Red Brick will continue to operate independently as a wholly owned subsidiary of Informix. The stockholders of Red Brick will become stockholders of Informix, and their rights as stockholders will be governed by the Informix Certificate of Incorporation, the Informix Bylaws and the laws of the state of Delaware.

    Pursuant to the Merger Agreement, the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the surviving corporation; PROVIDED, HOWEVER, that such Certificate of Incorporation shall be amended to change the name of the Surviving Corporation to Red Brick Systems, Inc. and the bylaws of Merger Sub will become the bylaws of the Surviving Corporation. At the Effective Time, the board of directors of the Surviving Corporation will consist of the directors who were serving as directors of Merger Sub immediately prior to the Effective Time. The officers of Merger Sub immediately prior to the Effective Time will remain as officers of the Surviving Corporation, until their successors are duly appointed.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various representations and warranties of Informix, Red Brick and Merger Sub relating to, among other things, (i) their incorporation, existence, good standing, corporate power and similar corporate matters; (ii) their capitalization; (iii) their authorization, execution, delivery and performance and the enforceability of the Merger Agreement and related matters; (iv) the absence of conflicts, violations and defaults under their corporate charters and bylaws and certain other agreements and documents;
(v) their pending or threatened litigation; and (vi) the absence of any occurrence or event that could reasonably be expected to have a material adverse effect on the assets, business, financial condition, operations or prospects (a "Material Adverse Effect") of Red Brick, Informix or Merger Sub, as applicable.

    Red Brick has provided certain additional representations and warranties relating to, among other things, (i) certain of its audited financial statements; (ii) the absence of undisclosed liabilities;

(iii) ownership of its properties; (iv) material contracts and no defaults thereunder; (v) its Intellectual Property Rights; (vi) tax matters; (vii) its employee benefits plans; (viii) its Rights Plan; (ix) its insurance coverage; and (x) environmental matters.

    Informix and Merger Sub have also provided certain additional representations and warranties as to documents and reports filed by Informix with the Commission and the accuracy and completeness thereof.

    All representations and warranties of Informix, Red Brick and Merger Sub expire at the Effective Time.

CONDUCT OF INFORMIX'S AND RED BRICK'S BUSINESS PRIOR TO THE MERGER

    During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time, Red Brick agrees (except to the extent that Informix shall otherwise consent in writing) to carry on its business and to cause its subsidiaries to carry on their business in the ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations, to pay their debts and taxes when due (subject to good faith disputes over such debts or taxes), to pay or perform other material obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact their present business organizations, keep available the services of their present officers and key employees, and preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of Red Brick and its subsidiaries at the Effective Time.

    In addition, notwithstanding the above, Red Brick shall not, nor shall Red Brick permit any subsidiary to, do any of the following without the prior consent of Informix:

    (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

    (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date of the Merger Agreement and as previously disclosed in writing or made available to Informix, or adopt any new severance plan;

    (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to Red Brick's intellectual property, or enter into grants to transfer or license to any person future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

    (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

    (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Red Brick or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the service relationship with any employee or consultant pursuant to stock option or purchase agreements in effect on the date hereof;

    (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance delivery and/or sale of (A) shares of Red Brick common stock pursuant to the exercise of stock options or warrants therefor outstanding as of the date of the Merger Agreement, and (B) shares of Red Brick common stock issuable to participants in the ESPP consistent with the terms thereof and (ii) the granting of stock options (and the issuance of common stock upon exercise thereof), in the ordinary course and consistent with past practices, in an amount not to exceed options to purchase (and the issuance of common stock upon exercise thereof) 60,000 shares in the aggregate;

    (g) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

    (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Red Brick or enter into any material joint ventures, strategic partnerships or alliances;

    (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Red Brick except sales or licenses of product or inventory in the ordinary course of business consistent with past practice;

    (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Red Brick, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

    (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

    (l) Make any individual or series of related payments outside of the ordinary course of business in excess of $100,000, other than banking, accounting, legal and printing fees associated with the Merger;

    (m) Except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which Red Brick or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

    (n) Enter into any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of Red Brick's products or products licensed by Red Brick other than in the ordinary course of business consistent with past practice, but in no event shall Red Brick enter into any exclusive distribution arrangement;

    (o) Materially revalue any of its assets or, except as required by generally accepted accounting principles ("GAAP"), make any change in its accounting methods, principles or practices;

    (p) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code;

    (q) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by the Merger Agreement; or

    (r) Agree in writing or otherwise to take any of the actions described in
(a) through (q) above.

    Further, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time, Informix shall not do the following without the prior consent of Red Brick:

    (a) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; or

    (b) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code.

NO SOLICITATION

    Subject to the provisions of the Merger Agreement summarized in the following paragraph, from and after the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, Red Brick and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney, or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined); (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, except as noted below; (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions or as noted below; (iv) approve, endorse or recommend any Acquisition Proposal, except as noted below; or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as hereinafter defined). However, the Merger Agreement does not prohibit Red Brick from taking any of the following actions: (x) furnishing nonpublic information regarding Red Brick and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions or negotiations with, any person or group in response to a Superior Offer (as hereinafter defined) submitted by such person or group (and not withdrawn) if (A) neither Red Brick nor any representative of Red Brick or any of its subsidiaries shall have violated any of the restrictions as described above, (B) the Red Brick Board concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Red Brick Board to comply with its fiduciary obligations to Red Brick's stockholders under applicable law, (C) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, Red Brick gives Informix written notice of the identity of such person or group and of Red Brick's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and Red Brick receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Red Brick and such limitations are at least as restrictive as the limitations set forth in the confidentiality agreement between Red Brick and Informix, and (D) contemporaneously with furnishing any such nonpublic information to such person or group, Red Brick furnishes such nonpublic information to Informix (to the extent such nonpublic information has not been previously furnished by Red Brick to Informix); (y) complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal; or (z) withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger, or endorsing or recommending to its stockholders a Superior Offer if (i) a Superior Offer is made to Red Brick and is not withdrawn, (ii) neither Red Brick nor any of its representatives shall have violated any of the restrictions in the Merger Agreement with respect to solicitations for such Superior Offer or to the party making such offer, and (iii) the Red Brick Board or any committee thereof concludes in good faith, after consultation with its outside counsel, that in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation, and the endorsement or recommendation of such Superior Offer, is required in order for the Red Brick Board or any committee thereof to comply with its fiduciary obligations under applicable law. Red Brick and its subsidiaries have agreed to cease any and all existing activities, discussions, or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. In addition to the foregoing, Red Brick shall (i) provide Informix with at least 24 hours prior notice of any meeting of the Red Brick Board at which the Red Brick Board is reasonably expected to consider a Superior Offer and (ii) provide Informix with at least 2 business days or 48 hours prior written notice of a meeting of the Red Brick Board at which the Red Brick Board is reasonably expected to recommend a Superior Offer to its stockholders and, together with such notice, a copy of the definitive documentation relating to such Superior Offer to the extent available.

    As used in the Merger Agreement and this Proxy Statement/Prospectus, "Acquisition Proposal" means any offer or proposal (other than an offer or proposal by Informix) relating to any Acquisition Transaction. As used in the Merger Agreement and this Proxy Statement/Prospectus, "Acquisition Transaction" means any transaction or series of related transactions other than the transactions contemplated by the Merger Agreement involving: (i) any acquisition or purchase from Red Brick by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of Red Brick or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Red Brick or any of its subsidiaries, or any merger, consolidation, business combination or similar transaction involving Red Brick pursuant to which the stockholders of Red Brick immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of Red Brick; or (iii) any liquidation or dissolution of Red Brick. As used in the Merger Agreement and this Proxy Statement/Prospectus, "Superior Offer" shall mean an unsolicited bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Red Brick pursuant to which the stockholders of Red Brick immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Red Brick of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the fair market value of Red Brick's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Red Brick), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Red Brick, on terms that the Red Brick Board determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to Red Brick stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a Superior Offer if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of the Red Brick Board to be obtained by such third party on a timely basis.

    In addition to the obligations of Red Brick as described above, Red Brick, as promptly as practicable, will advise Informix orally and in writing of any request for nonpublic information which Red Brick reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which Red Brick reasonably should believe would lead to any Acquisition Proposal; the material terms and conditions of such request, Acquisition Proposal or inquiry; and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Red Brick will keep Informix informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

CONDITIONS TO THE MERGER

    The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Closing of the following conditions: (i) the Merger Agreement and the

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Merger and other transactions contemplated thereby shall have been approved and adopted by Red Brick's stockholders by the requisite vote under applicable law and Red Brick's Certificate of Incorporation; (ii) the Commission shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement, of which this Proxy Statement/Prospectus is a part, or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the Commission; (iii) no governmental entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and all waiting periods under the HSR Act (as defined under the section "Other Related Matters") relating to the Merger will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained; (iv) Informix and Red Brick shall each have received written opinions from legal counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; and (v) the Informix common stock issuable to Red Brick stockholders pursuant to the Merger Agreement, and such other shares required to be reserved for issuance in connection with the Merger have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

    In addition, the obligation of Red Brick to consummate and effect the Merger shall be subject to the satisfaction on or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Red
Brick: (i) each representation and warranty of Informix and Merger Sub contained in the Merger Agreement (A) shall have been true and correct as of the date of the Merger Agreement and (B) shall be true and correct on and as of the Closing with the same force and effect as if made on the Closing, except for changes contemplated by the Merger Agreement and for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date), and except, with regard to the foregoing clauses (A) and (B), in such cases where the failure to be so true and correct would not have a Material Adverse Effect (as hereinafter defined) on Informix (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and any update of or modification to the Informix disclosure letter to Red Brick made or purported to have been made after the date of the Merger Agreement shall be disregarded) and Red Brick shall have received a certificate with respect to the foregoing signed on behalf of Informix by an authorized agent of Informix; (ii) Informix and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing and Red Brick shall have received a certificate to such effect signed on behalf of Informix by an authorized officer of Informix; and (iii) no Material Adverse Effect with respect to Informix shall have occurred since the date of the Merger Agreement. As used in the Merger Agreement and this Proxy Statement/Prospectus, "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its parent (if applicable) or subsidiaries taken as a whole; provided, however, that the following shall not be considered a "Material Adverse Effect": (i) changes, events, violations, inaccuracies, circumstances and effects that are caused by conditions affecting the United States economy as a whole or affecting the industry in which such entity competes as a whole, which conditions do not affect such entity in a disproportionate manner, (ii) a shortfall in revenues of such entity as a result of delays in customer orders (including any effects on such entity's operating income which result directly from such revenue shortfall), which delays result from the announcement and pendency of the Merger, or (iii) the loss of employees resulting from the announcement and pendency of the Merger.

    Further, the obligations of Informix and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction on or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Informix: (i) each representation and warranty of Red Brick contained in the Merger Agreement (A) shall have been true and correct as of the date of the Merger Agreement and (B) shall be true and correct on and as of the Closing with the same force and effect as if made on and as of the Closing, except for changes contemplated by the Merger Agreement and for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date) and except, with regard to the foregoing clauses (A) and (B) and, in such cases (other than with respect to certain enumerated representations and warranties) where the failure to be so true and correct would not have a Material Adverse Effect on Red Brick as of such particular date (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and any update of or modification to the Red Brick disclosure letter to Informix made or purported to have been made after the date of the Merger Agreement shall be disregarded) and Informix shall have received a certificate with respect to the foregoing signed on behalf of Red Brick by an authorized agent of Red Brick; (ii) Red Brick shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it at or prior to the Closing and Informix shall have received a certificate to such effect signed on behalf of Red Brick by an authorized officer of Red Brick;
(iii) no Material Adverse Effect with respect to Red Brick and its subsidiaries shall have occurred since the date of the Merger Agreement; (iv) each Red Brick Affiliate (as hereinafter defined) shall have entered into the Affiliate Agreement in the form attached to the Merger Agreement as Exhibit C and each of such agreements will be in full force and effect as of the Effective Time; (v) all actions necessary to extinguish and cancel all outstanding Rights (as defined in that certain Rights Agreement (the "Red Brick Rights Plan") dated as of July 21, 1997, between Red Brick and Harris Trust and Savings Bank, as Rights Agent, as amended) or render such Rights inapplicable to the Merger shall have been taken; (vi) on or before November 30, 1998, the quarterly audit and the nine month audit specified in the Merger Agreement shall have been completed by Ernst & Young LLP and the results of such audits shall have been communicated to Informix (all of which have occurred); (vii) the revenues and other financial results of the quarterly audit for each of the three calendar quarters included in such audits shall not be materially different from the revenues and other financial results disclosed by Red Brick for each of such three calendar quarters in the Form 10-Q filed by Red Brick with respect to each such quarter (which audited results were not materially different than the results disclosed in the applicable Form 10-Q); and (viii) no material restatement or adjustment shall have occurred or been made to any audited financial statements of Red Brick on or before the date of the Merger Agreement which financial statements were contained in any reports, schedules, registration statements or definitive proxy statements filed by Red Brick since January 1, 1996.


TERMINATION OF THE MERGER AGREEMENT

    The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the stockholders of Red Brick, (i) by mutual written consent duly authorized by the Informix Board and Red Brick Board; (ii) by either Red Brick or Informix if the Merger shall not have been consummated by April 30, 1999 for any reason; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement or the failure of the Merger to occur prior to such date shall not be available to any party whose action or failure to act has been a principal cause of, or resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement; (iii) by either Red Brick or Informix if a governmental entity shall have issued an order, decree or ruling or taken any other action in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable; (iv) by either Red Brick or Informix if the required approvals of the stockholders of Red Brick contemplated by the

Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Red Brick Special Meeting duly convened therefor or at any adjournment thereof (provided that the right to terminate the Merger Agreement for failure to obtain Red Brick stockholder approval shall not be available to Red Brick where the failure to obtain approval of Red Brick's stockholders shall have been caused by the action or failure to act of Red Brick in breach of the Merger Agreement); (v) by Informix, if (A) Red Brick shall not have used commercially reasonable efforts to hold the Red Brick Special Meeting as promptly as practicable and in any event within 45 days after the Registration Statement is declared effective under the Securities Act, (B) the Red Brick Board shall have withheld, withdrawn or modified in a manner adverse to Informix its recommendation in favor of adoption and approval of the Merger Agreement or the Merger, (C) Red Brick shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Red Brick Board in favor of the Merger and the Merger Agreement, (D) the Red Brick Board shall have failed to reconfirm such recommendation within seven business days after a written request to do so at any time following the announcement or disclosure of an Acquisition Proposal, (E) the Red Brick Board shall have accepted any Acquisition Proposal or recommended any Acquisition Proposal to the stockholders of Red Brick, (F) Red Brick shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal, or a tender or exchange offer relating to securities of Red Brick shall have been commenced by a person or entity unaffiliated with Informix and Red Brick shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten business days after such tender or exchange offer is first published sent or given, a statement disclosing that Red Brick recommends rejection of such tender or exchange offer;
(vi) by Red Brick, upon a breach of any representation, warranty, covenant, or agreement on the part of Informix set forth in the Merger Agreement, or if any representation or warranty of Informix shall have become untrue, provided, that if such inaccuracy in Informix's representations and warranties or breach by Informix is curable by Informix through the exercise of its commercially reasonable efforts, then Red Brick may not terminate the Merger Agreement under this section for 30 days after notice from Red Brick of such breach, provided that Informix continues to exercise such commercially reasonable efforts to cure such breach; and (vii) by Informix, upon a breach of any representation, warranty, covenant or agreement on the part of Red Brick set forth in the Merger Agreement, or if any representation or warranty of Red Brick shall have become untrue, provided, that if such inaccuracy in Red Brick's representations and warranties or breach by Red Brick is curable by Red Brick through the exercise of its commercially reasonable efforts, then Informix may not terminate the Merger Agreement under this section for 30 days after notice from Informix of such breach, provided that Red Brick continues to exercise such commercially reasonable efforts to cure such breach.

FEES AND EXPENSES

    All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; PROVIDED, HOWEVER, that Informix and Red Brick shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits), and any amendments or supplements thereto.

RELATED AGREEMENTS

    STOCK OPTION AGREEMENT

    Concurrently with the execution of the Merger Agreement, and as a condition and inducement to enter into the Merger Agreement, Red Brick and Informix entered into a stock option agreement dated October 7, 1998 (the "Stock Option Agreement") whereby Red Brick agreed to grant to Informix an irrevocable option (the "Informix Stock Option") to acquire up to a number of shares of the Red Brick

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
common stock, $0.0001 par value, including the associated rights to purchase shares of Red Brick preferred stock pursuant to the Red Brick Rights Plan, equal to 19.9% of the issued and outstanding shares of capital stock of Red Brick as of the first date, if any, upon which an Exercise Event (as hereinafter defined) shall occur, in exchange for $2.40 per share.

    For all purposes of the Stock Option Agreement, an "Exercise Event" shall have occurred (i) immediately prior to the earlier of (x) the consummation of, or (y) any record date for a meeting of Red Brick's stockholders with regard to an Acquisition Proposal for, an Acquisition Transaction with respect to Red Brick with any party other than Informix (or an affiliate of Informix), (ii) immediately prior to the effectiveness of a Change of Control (as hereinafter defined) of the Red Brick Board as a result of an election contest within the meaning of Rule 14a-11 of the Exchange Act; or (iii) upon termination of the Merger Agreement pursuant to Section 7.1(b), (e) or (f). As used herein, "Change of Control" means a change in the composition of the Red Brick Board as a result of which fewer than a majority of the incumbent directors are directors who either (A) had been directors of Red Brick at least 18 months prior to such change or (B) were elected or nominated for election to the Red Brick Board with the affirmative votes of at least a majority of the directors who had been directors of Red Brick at least 18 months prior to such change and who were still serving as directors at the time of the election or nomination.

    The Informix Stock Option shall terminate upon the earliest of (i) the Effective Time, or (ii) 12 months following the termination of the Merger Agreement; PROVIDED, HOWEVER, that if the Informix Stock Option is exercisable but cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Informix Stock Option shares under the HSR Act shall not have expired or been terminated, or because any other condition to closing has not been satisfied, then the Informix Stock Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal.

    VOTING AGREEMENTS

    As an inducement to Informix to enter into the Merger Agreement, each stockholder of Red Brick who is a party to a Voting Agreement, dated as of October 7, 1998 (each a "Voting Agreement," and collectively, the "Voting Agreements"), among the parties thereto (each a "Voting Agreement Stockholder," and collectively, the "Voting Agreement Stockholders") with Informix, has, by executing a Voting Agreement, irrevocably appointed Informix (or any nominee of Informix) as his, hers or its lawful attorney and proxy. Such proxies give Informix the limited right to vote the shares of Red Brick common stock beneficially owned by the Voting Agreement Stockholders (including any shares of Red Brick common stock that such stockholders acquire after the time they entered into the Voting Agreements) (collectively, the "Voting Shares") for the approval and adoption of the Merger Agreement.

    In exercising its right to vote the Voting Shares as lawful attorney and proxy of the Voting Agreement Stockholders, Informix (or any nominee of Informix) will be limited, at every Red Brick stockholders meeting and every written consent in lieu of such meeting, to vote the Voting Shares (i) in favor of approval of the Merger and the Merger Agreement and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than Informix and any liquidation or winding up of Red Brick. The Voting Agreement Stockholders may vote the Voting Shares themselves on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms. Each Voting Agreement Stockholder has agreed not to transfer his or her Shares prior to the expiration date of their Voting Agreement.

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
    AFFILIATE AGREEMENTS

    In connection with the Merger, each member of the Red Brick Board, certain officers of Red Brick and certain stockholders of Red Brick (in the reasonable judgement of Red Brick, "affiliates" of Red Brick within the meaning of Rule 145 promulgated under the Securities Act (each a "Red Brick Affiliate")) has executed the Red Brick Affiliate Agreement that will be effective as of the Effective Time. Accordingly, Informix will be entitled to place appropriate legends on the certificates evidencing any Informix common stock to be received by a Red Brick Affiliate pursuant to the terms of the Merger Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Informix common stock, consistent with the terms of the Red Brick Affiliate Agreement. Pursuant to such agreements, such directors, officers and stockholders will have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Red Brick common stock to be received by them in the Merger.

    NONCOMPETITION AGREEMENTS

    In connection with the Merger, Christopher Erickson and Phillip Fernandez of Red Brick have entered into Noncompetition Agreements in favor of Informix. The Noncompetition Agreements provide that, commencing at the Effective Time and ending on the date that is 12 months from the Effective Time, such employee shall not (i) be or become an officer, director, stockholder, owner, affiliate, salesperson, co-owner, partner, trustee, promoter, technician, engineer, analyst, employee, agent, representative, supplier, consultant, advisor or manager of or to, or otherwise acquire or hold any interest in, any person or entity that competes in the market for data warehousing software applications (including, without limitation, related client/server relational database management applications) for or on behalf of Oracle, IBM, Microsoft, Sybase, NCR/Teradata, Broadbase, Platinum Software, Information Advantage, Arbor/Hyperion or Microstrategy; or (ii) provide any service (as an employee, consultant or otherwise), support, product or technology to any person or entity, if such service, support, product or technology involves or relates to software development in the market for data warehousing software applications (including, without limitation, related client/server relational database management applications) for or on behalf of Oracle, IBM, Microsoft, Sybase, NCR/Teradata, Broadbase, Platinum Software, Information Advantage, Arbor/Hyperion or Microstrategy.

    In addition, Red Brick will encourage Ron Barale, Peggy DeLeon, Lawrence Howard, Andrew Priest, Paul Rodwick and Kristi Smith to enter into similar Noncompetition Agreements.

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
                             OTHER RELATED MATTERS

GOVERNMENTAL AND REGULATORY APPROVALS


    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder, the Merger may not be consummated until notifications have been given and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice and the specified waiting period has been satisfied. Each of Informix and Red Brick submitted its Notification and Report Form under the HSR Act on October 26, 1998. The specified waiting period expired on November 25, 1998. The Merger is also subject to satisfaction of the requirements of federal securities laws and applicable securities and "blue sky" laws of the various states.


ACCOUNTING TREATMENT

    The Merger will be treated as a purchase for accounting and financial reporting purposes.

NASDAQ NATIONAL MARKET QUOTATION

    It is a condition to the Merger that (i) the shares of Informix common stock to be issued in connection with the Merger and (ii) the shares of Informix common stock to be reserved for issuance in connection with the assumption of outstanding Red Brick Stock Options be approved for quotation on The Nasdaq National Market. A notice of listing will be filed for listing such shares of Informix common stock on The Nasdaq National Market.

RESTRICTIONS ON RESALE OF INFORMIX COMMON STOCK

    The Informix common stock to be issued in the Merger will have been registered under the Securities Act of 1933, as amended (the "Securities Act") by a Registration Statement on Form S-4, thereby allowing those shares to be traded without restriction by all former holders of Red Brick common stock who
(i) are not deemed to be "affiliates" of Red Brick at the time of the Red Brick Special Meeting (as "affiliates" is defined for purposes of Rule 145 under the Securities Act) and (ii) who do not become "affiliates" of Informix after the Merger.

    Shares of Informix common stock received by those stockholders of Red Brick who are deemed to be affiliates of Red Brick may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. The Merger Agreement requires Red Brick to use commercially reasonable efforts to cause its affiliates to enter into agreements not to make any public sale of any Informix common stock received upon consummation of the Merger, except in compliance with Rule 145 under the Securities Act. See "The Merger Agreement--Related Agreements--Affiliate Agreements." In general, Rule 145, as currently in effect, imposes restrictions on the manner in which such affiliates may make resales of Informix common stock that such affiliates, and others (including persons with whom the affiliates act in concert), may sell within any three-month period. These restrictions will generally apply for at least a period of one year after the Merger (or longer if the person is an affiliate of Informix).

    This Proxy Statement/Prospectus does not cover any resales of Informix common stock received by persons who are deemed to be affiliates of Red Brick.

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
         COMPARISON OF RIGHTS OF STOCKHOLDERS OF INFORMIX AND RED BRICK

    After consummation of the Merger, the holders of Red Brick common stock who receive Informix common stock under the terms of the Merger Agreement will become stockholders of Informix. As stockholders of Red Brick, their rights are presently governed by Delaware law, by Red Brick's Certificate of Incorporation, as amended (the "Red Brick Certificate"), and by Red Brick's Bylaws, as amended (the "Red Brick Bylaws"). As stockholders of Informix, their rights will be governed by Delaware law, by Informix's Certificate of Incorporation, as amended (the "Informix Certificate"), and by Informix's Bylaws, as amended (the "Informix Bylaws"). The following discussion summarizes the material differences between the rights of holders of Red Brick common stock and holders of Informix common stock and differences between the charters and bylaws of Red Brick and Informix. This summary does not purport to be complete and is qualified in its entirety by reference to the Red Brick Certificate and Red Brick Bylaws, the Informix Certificate and Informix Bylaws, and the relevant provisions of Delaware law.

    SPECIAL MEETING OF THE STOCKHOLDERS

    Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The Red Brick Bylaws provide that special meetings of the stockholders may be called by the President, or by the President or Secretary at the request in writing of the majority of the members of the Board of Directors. The Informix Bylaws provide that special meetings of the stockholders may be called by the Chairman of the Board of Directors, by the President, or pursuant to a resolution approved by a majority of the Board of Directors.

    NOTICE OF SPECIAL MEETING

    Both the Red Brick Bylaws and the Informix Bylaws provide that written notice, stating the place, date (which shall be not less than ten nor more than 60 days before the date of the meeting) and hour of the special meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such special meeting.

    ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

    Under Delaware law, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing. Both the Red Brick Certificate and the Informix Certificate eliminate actions by written consent of the stockholders.

    STOCKHOLDER PROPOSALS FOR MEETINGS

    The Red Brick Bylaws provide that notice of any proposal by a stockholder of business to be transacted at any annual meeting of the stockholders, to be timely, must be delivered to or mailed and received at the principal place of business of the corporation not less than 60 days prior to the first anniversary of the prior year's annual meeting; PROVIDED, HOWEVER, that if (i) the date of the annual meeting is advanced more than 30 days prior to or delayed more than 60 days after such anniversary date, or (ii) the stockholder proposal is for a special meeting of the stockholders, then notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 60th day prior to such annual or special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The Informix Bylaws provide that notice of any proposal by a stockholder of business to be transacted at any meeting of the stockholders, to be timely, must be delivered to or mailed and received at the principal place of business of the corporation not less than 120 days prior to the meeting.

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
    CUMULATIVE VOTING

    Neither the Red Brick Certificate and Bylaws nor the Informix Certificate and Bylaws provide for cumulative voting in elections of directors. Without cumulative voting, the holders of a majority of the shares present at any annual meeting will be able to elect all of the directors to be elected at that meeting, and no person could be elected without the support of a majority of the stockholders. Thus, a person or persons holding shares or proxies representing less than a majority of the shares present will not be able to elect any directors as they might if cumulative voting were applicable.

    NOMINATIONS FOR BOARD OF DIRECTORS AND ADVANCE NOTICE OF STOCKHOLDER
     NOMINEES

    The Red Brick Bylaws provide that nominations for election to the Board of Directors must be made (i) pursuant to Red Brick's notice with respect to such meeting, (ii) by direction of the Board of Directors or (iii) by any stockholder of record of any outstanding class of capital stock of the corporation entitled to vote for the election of directors who has complied with certain notice provisions. Nominations, other than those made by the Board of Directors of Red Brick must be preceded by notification in writing received by the Secretary of the corporation not less than 60 days prior to the first anniversary of the prior year's annual meeting; PROVIDED, HOWEVER,that if the date of the annual meeting is advanced more than 30 days prior to or delayed more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Only persons nominated in accordance with the Red Brick Bylaws shall be eligible to serve as directors of Red Brick. The Informix Bylaws provide that nominations of persons for election to the Board of Directors of the corporation, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of Informix. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive officers of the corporation not less than 120 days prior to the meeting.

    NUMBER OF DIRECTORS

    The Red Brick Bylaws provide that the number of directors shall be fixed from time to time by resolution of the Red Brick Board or by the stockholders at an annual meeting of Red Brick. The number of authorized members of the Red Brick board is currently fixed at four. The Informix Bylaws provide that the number of directors shall be set at seven and divided into three classes with the term of office of one class expiring each year.

    REMOVAL OF DIRECTORS

    The Red Brick Certificate and Red Brick Bylaws provide, consistent with Delaware law, that any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The Informix Bylaws provide for removal of directors only for cause and only upon the affirmative vote of a majority of the shares of the class of stock so entitled to vote.

    EXCULPATION OF DIRECTORS

    Each of Red Brick and Informix has included in its Certificate of Incorporation a provision which eliminates the personal liability of its directors from monetary damages resulting from a breach of fiduciary duty as a director to the fullest extent permitted by the Delaware Law.

    INDEMNIFICATION

    The Red Brick Bylaws provide for the indemnification of directors to the maximum extent and in the manner permitted by the Delaware Law, and grant to the Board discretionary power to indemnify any

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officer or employee of Red Brick. The Informix Bylaws provide for the indemnification of a director, officer, employee or agent, provided that such individual shall not be indemnified for willful misconduct or for conduct finally adjudged to have been knowingly fraudulent or deliberately dishonest.

    AMENDMENT, REPEAL OF BYLAWS

    The Red Brick Certificate and Red Brick Bylaws provide that the Red Brick Bylaws can be amended or repealed either by the affirmative vote of the holders of a majority of the outstanding voting shares or by the Board of Directors. The Informix Certificate provides that the Informix Bylaws can be amended or repealed only upon the affirmative vote of the holders of two-thirds of the outstanding voting shares considered for this purpose as one class.

    STOCKHOLDER RIGHTS PLANS

    Each of Red Brick and Informix has adopted a stockholder rights plan that, among other things, discourages certain types of transactions which may involve an actual or threatened change of control of their respective companies. The primary difference between the plans is the threshold percentage of stock ownership sought or obtained by a potential acquiror which triggers the exercisability of rights under such plans. The threshold percentage for Red Brick is 15% of Red Brick's outstanding common stock. The threshold percentage for Informix is 20% of Informix's outstanding common stock. Each of these plans is summarized in the respective companies' description of their capital stock. See "Description of Informix Capital Stock--Antitakeover Effects of Provisions of Certificate of Incorporation and Bylaws; Rights Agreement" and "Description of Red Brick Capital Stock--Rights Agreement."

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                              BUSINESS OF INFORMIX

OVERVIEW

    Informix is a leading multinational supplier of information management software. Informix designs, develops, manufactures, markets and supports relational database management systems ("RDBMS"), connectivity interfaces and gateways and application development tools for graphical and character-based software applications as part of an RDBMS. Database management software permits multiple individual users, employing different application software, to access and manage the same data concurrently without corrupting the underlying database. RDBMS software extends the functionality and utility of non-relational database management software by simplifying the data retrieval process for end-users, who do not require specific knowledge about the structure of the database but need only to specify the data to be retrieved. Companies commonly employ RDBMS software for use in storing, managing and retrieving the large amounts of data necessary to support internal management information and decision-support systems as well as mission-critical data processing applications.

    Informix believes that technological advances, including the development and commercialization of the Internet, will lead to increasingly sophisticated customer requirements for data storage and management beyond the functionality offered by conventional RDBMS products. In recent years, the types and quantities of data required to be stored and managed has grown increasingly complex and includes, in addition to conventional character data, audio, video, text and three dimensional graphics. In 1996, Informix devoted substantial resources in the development of object-relational database management systems ("ORDBMS") and tools for applications in multimedia and entertainment, digital media publishing and financial services.

    Informix markets its products to end-users on a worldwide basis directly through its sales force and indirectly through application resellers, OEMs and distributors. The principal geographic markets for Informix's products are North America, Europe, the Asia/Pacific region, and Latin America. In recent years, approximately half of Informix's total revenues have been generated outside North America. Informix's principal customers include businesses ranging from small corporations to Fortune 1000 companies, principally in the manufacturing, financial services, telecommunications, media, retail/wholesale, hospitality and government services sectors.

PRODUCTS

    INFORMIX DYNAMIC SERVER

    Informix Dynamic Server is a high performance, enterprise capable online transaction processing database server. This product is based on Informix's Dynamic Scalable Architecture and features parallel data processing capability, replication and connectivity options built into its core. Informix Dynamic Server is available in a variety of configurations based upon adding one or more of the configuration options described below.

    Informix also provides a version of Informix Dynamic Server called the Workgroup Edition, which has been adapted specifically for workgroup environments.

    SERVER CONFIGURATION OPTIONS

    Informix makes available five server configuration options, which are integrated in various combinations along with Informix Dynamic Server to meet specific customer requirements.

    The Informix Advanced Decision Support Option extends Informix Dynamic Server with a variety of decision support functions including summarization, sampling, and "top-N."

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    The Informix Extended Parallel Option adapts Informix Dynamic Server to work within loosely coupled, share-nothing computing architectures, including clusters of symmetric multiprocessing systems and parallel processing systems.

    The Informix Universal Data Option extends Informix Dynamic Server with support for extensibility and SQL3. Extensibility includes the ability to add new objects and data types, business specific procedures and logic, and new indexing search methods to the server, as well as support for DataBlade modules, which can include a related set of data types, functions and indexes for a specific purpose.

    The Informix MetaCube ROLAP Option adds an on-line analytical processing engine to Informix Dynamic Server that automatically preconsolidates data and provides a multidimensional view of data without the constraints of two dimensional (row and table) data model. This option also includes MetaCube Explorer; MetaCube Scheduler for batch processing; MetaCube Queryback for running queries in the background; MetaCube Aggregator for creating and maintaining aggregates in a data warehouse; MetaCube for Excel which enables data Warehouse analysis in an Excel spreadsheet environment; and MetaCube for the Web which brings MetaCube analysis capabilities to intranets.

    Finally, the Informix Web Integration Option provides connectivity between Web servers and Informix Dynamic Server. This option enables developers to create intelligent web applications based upon database information that deliver multimedia, tailored Web pages to users.

    DATABLADE MODULES

    DataBlade modules combine new data types, new functions or methods, and new indexing operations, which taken together extend Informix Dynamic Server. The DataBlade modules are used in conjunction with the Universal Data Option. Informix sells the following DataBlade modules, and others are available through Informix's partners:

    The Informix Video Foundation DataBlade module provides an open and scalable software architecture that allows strategic third-party development partners to incorporate specific video technologies such as video servers, external control devices, compression codes or cataloging tools into database management applications with the Informix Dynamic Server. In addition, the video data types and data model allow customers to explore new ways to manipulate video and associated metadata, or information about the video.

    The Informix TimeSeries DataBlade module expands the functionality of the database by adding support for the management of time-series and temporal data. The TimeSeries DataBlade module supports a regular or irregular repeating time-stamped series of any datatype supported by Informix Dynamic Server or any structure or combination of these. For example, a set of open, high, low and close currency values can be used to record a time-based series of stock prices. The granularity of time recording can be adjusted to suit the unique requirements of the application. The TimeSeries DataBlade module provides support for three new datatypes, time-series, calendar and calendar pattern, and over 80 functions to manage them. The time-series type stores sequences of time-stamped information, and a related calendar allows access to specific portions of the time series for update, analysis, display or other uses.

    The Informix Geodetic DataBlade module provides geo-spatial datatypes and functions supporting two-dimensional representation of the earth's surface based on a geodetic (longitude, latitude and datum) coordinate system. In addition to two-dimensional geographic feature support, the Geodetic DataBlade Module allows an altitude range and a time range to be specified.

    The Informix Unicode DataBlade module allows users to store, access and manipulate native Unicode data in the same way as any variable character data is manipulated.

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    CONNECTIVITY AND GATEWAY PRODUCTS

    Informix's principal connectivity products include the following:

    Informix-Enterprise Gateway Manager is a connectivity tool allowing applications running on various operating systems to access data sources via loadable gateway drivers. Informix also offers gateway drivers for Oracle and Sybase databases. Drivers for additional data sources are available from various third parties.

    Informix-Enterprise Gateway with DRDA is a UNIX based connectivity tool allowing interoperability to IBM databases such as DB2, DB2/VM and DB2/400 from Windows and UNIX clients. Informix-Gateway with DRDA allows applications built with Informix application development tools to access and modify information in Distributed Relational Database Architecture compliant database management systems.

    Informix-ESQL for C and COBOL are embedded SQL products which permit developers to take advantage of SQL technology while building applications is in C or COBOL.

    Informix-CLI is a library of low level functions that provide high performance direct access to Informix databases from applications built in C or other third generation languages. Informix-CLI is compliant with Microsoft's ODBC specifications.

    Informix-Client SDK is a single packaging of several application programming interfaces ("APIs") needed to develop applications for Informix servers. These interfaces allow developers to write applications in the language in which they are familiar, whether it be Java, C++, C, or ESQL.

    Informix-Object Interface for C++ allows developers using C++ to work with the Informix server product line through a single object-oriented application programming interface (API). Informix-Object Interface C++ is for C++ developers requiring an object-oriented interface to the server for the development of SQL-based applications.

    Informix-Connect is a runtime connectivity product which includes the runtime libraries of the Informix APIs which comprise the Informix-Client SDK product. These libraries are required by applications running on client machines in order to access Informix servers, and it is needed when finished applications are ready for deployment. Informix-Connect is the runtime component of Client SDK.

    Informix-JDBC Driver is a native Java driver that connects platform independent client-side Java applications to any currently shipping and supported Informix database.

    Informix-DCE/NET is a DCE-based connectivity product that allows customers to access Informix databases transparently through Microsoft's Open Database Connectivity (ODBC) interface while having the features of security and naming services.

    Informix-Open is a set of libraries that allows Informix ODBC-compliant applications to connect to and interface with an Informix, Oracle, or Sybase server.

    Informix-Enterprise Gateway for EDA/SQL allows tools and applications running on UNIX and Microsoft Windows to access data located anywhere in an enterprise. It provides both SQL and remote procedure call access to over 60 relational and nonrelational data sources on 35 different hardware platforms and operating systems.

    DATABASE TOOLS

    Informix offers a variety of database application development tools designed to allow users to build applications. Informix's principal database tools include:

    Informix Data Director for Visual Basic enables developers to prototype, build, and extend workgroup and enterprise applications. Data Director for Visual Basic reduces the amount of application code

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necessary for writing client/server solutions by automating the data access operations for the client application. This automation eliminates the time consuming task of writing data access code, allows developers to incorporate sophisticated functionality without having to be SQL experts, and enables project teams to improve their time to market with scalable applications. Data Director enables developers to create applications that support user defined data types, including images, Web pages and spatial data.

    Informix-NewEra is a graphical, object-oriented development environment designed for creating enterprise-wide multi-tier client/server database applications. Informix-NewEra features a fourth generation object-oriented programming language, reusable class libraries, application partitioning and flexible application deployment and supports open connectivity to Informix and non-Informix databases. Informix-NewEra is currently available for Microsoft Windows and OSF Motif.

    Informix-4GL is a character-based development environment, which includes a fourth generation programming language with screen building, report entry, and SQL database input/output capabilities. The Informix-4GL product family is comprised of three core products: Informix-4GL Compiled, Informix-4GL Rapid Development Systems and Informix-4GL interactive Debugger.

    Informix-SQL is a package of five interactive tools for creating character-based applications. Informix-SQL consists of a forms package, a report writer, an interactive SQL editor, a menu building and an interactive schema editor.

    Informix-SE is a "load and go" database server with client/server capabilities, and it is SQL compliant.

    C-ISAM is Informix's indexed sequential access method library of C functions for creating and using indexed sequential files.

SERVICES, CONSULTING AND CUSTOMER SUPPORT

    Informix maintains field-based and centralized corporate technical staffs to provide a comprehensive range of assistance to its customers. These services include pre- and post-sales technical assistance, consulting, product and sales training and technical support services. Consultants and trainers provide services to customers to assist them in the use of Informix's products and the design and development of applications that utilize Informix's products.

    Informix provides post-sales support to its customers on an optional basis for annual fees which generally range from 12% to 20% of the license fees paid by the customer. These support services usually include product updates.

    During fiscal 1996 and the first quarter of fiscal 1997, as part of its sales and marketing strategy, Informix launched a series of "Information Superstores." The Superstores were intended to demonstrate and offer Informix's software products to customers on actual hardware platforms used by those customers, thereby permitting the end-user to evaluate and monitor the performance and functionality of Informix's products prior to purchase. In addition, the Superstores offered application tools from leading third-party tools and application vendors installed on a variety of platforms, including Data General Corporation, Hewlett-Packard Company, IBM, NCR/Teradata, Pyramid, Sequent Computer Systems Inc. ("Sequent"), Silicon Graphics and Sun Microsystems. In connection with Informix's restructuring announced in the second quarter of 1997, Informix scaled back its original plans and repositioned its remaining sites as solution labs managed by Informix's consulting practice. The decision to scale back the Superstores resulted in a charge to operations during fiscal 1997 of approximately $37.0 million. See "Informix Management's Discussion and Analysis of Financial Condition and Results of Operations-- Restructuring Charges."

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MARKETING AND CUSTOMERS

    Informix distributes its products through the channels of direct end-user licensing, OEMs, application vendors addressing specific markets and distributors. Informix has chosen a multiple channel distribution strategy to maintain broad market coverage and product availability. Informix, therefore, has generally avoided exclusive relationships with its licensees and other resellers of its products. Discount policies and reseller licensing programs are intended to support each distribution channel with a minimum of channel conflict. Informix also provides a financing option to customers in connection with the license of software. For fiscal 1997, sales of licenses directly to end users accounted for 58% of total license revenues and sales to OEM's and sales through resellers accounted for 42% of total license revenues.

    At September 30, 1998, Informix's sales, marketing and support staff totaled 1,013 regular employees in the North America region; 167 regular employees in the Latin America region; 600 regular employees in Europe, the Middle East and Africa; and 346 regular employees in the Asia/Pacific region.

LICENSING

    END-USER LICENSING

    Informix licenses its products to large companies and government entities through its direct sales force, and to certain of these companies, as well as smaller end-users, through its telemarketing sales force. Informix believes that the common core technology of its database management system products, based on standard operating systems and the SQL database language, helps it sell into major corporations and government agencies that wish to standardize their diverse computing environments. As a result, certain of these end-user organizations have entered into general purchasing agreements with Informix which offer volume discounts.

    APPLICATION VENDOR LICENSING

    Since its inception, Informix has licensed application vendors to distribute its products. A typical application vendor develops an application product (E.G., an insurance agency management system) using one of Informix's products and then licenses the resultant application software to its customers in the target market. The application vendor customer purchases a license for use of Informix's product to develop an applications program. Depending on the application program developed, it may include a run-only license, a full version license or even multiple product licenses.

    Application vendors develop applications using a wide array of application development tools, including products from Informix, such as Informix-NewEra, Informix-4GL and Informix-SQL, as well as products offered by third parties. Applications developed using Informix's products are generally portable across various brands of computers and different operating systems.

    Informix has specialized programs to support the application vendor distribution channel. Under these programs, Informix provides to selected application vendors a combination of marketing development services, consulting and technical marketing support and discounts.

    OEM LICENSING

    Informix's products are also marketed with the assistance of the sales forces of its OEM customers who have concluded that "solution selling" of a combination of software and hardware to their respective customers enhances the sales of their computer equipment. Informix believes that the compatibility and range of applications for its products are significant to this distribution channel.

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    DISTRIBUTOR LICENSING

    Informix has established a network of full service international distributors who provide local service and support, as well as Informix's products, to their respective national markets. Distributors are used to supplement Informix's direct sales force and enable Informix to sell its products and services in countries where Informix has not established a direct sales force.

PRODUCT DEVELOPMENT

    The computer software industry is highly competitive and rapidly changing. Consequently, Informix dedicates considerable resources to research and development efforts to enhance its existing product lines and to develop new products to meet new market opportunities. Most of Informix's current software products and accompanying documentation have been developed internally; however, Informix has acquired certain software products from others and plans to do so again in the future.

    Major product releases resulting from research and development projects in fiscal 1997 included the new releases of Informix Dynamic Server; Universal Data Option; Extended Parallel Option; Advanced Decision Support Option; Informix Dynamic Server, Workgroup Edition; and the initial release of Web Integration Option.

    Informix's current product development efforts are focused on (i) improving and enhancing current products and new products, with particular emphasis on parallel computer architecture, user-defined database extensions, Web technology integration, graphical desk top and system administration; (ii) improving Informix's products to provide greater speed and support for larger numbers of concurrent users; and (iii) adapting new products to the broad range of computer brands and operating systems Informix currently supports and adapting current products to new brands of computers and operating systems which represent attractive market opportunities for Informix's products.

    There can be no assurance that Informix's product development efforts will be successful or that any new products will achieve significant market acceptance.

    As of September 30, 1998, Informix had 988 regular employees engaged in research and development. In recent months, Informix has experienced high attrition in its product development group and has had difficulty attracting qualified replacement development personnel. Any failure to attract and retain a sufficient number of qualified development personnel would have a material adverse effect on Informix's business, results of operations and financial condition.

    Informix's research and development expenditures for fiscal 1997, 1996 and 1995 was $139.3 million, $120.2 million and $85.6 million, respectively, representing approximately 21%, 16% and 14% of net revenues for such periods. In addition, during fiscal 1997, 1996 and 1995, Informix capitalized product development costs of $21.8 million, $28.4 million and $17.5 million, respectively, in accordance with Statement of Financial Accounting Standards No.
86. See "Informix Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The market for Informix's products and services is characterized by rapidly changing technology, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. The life cycles of Informix's products are difficult to estimate. Informix's growth and future financial performance will depend upon its ability to enhance its existing products and to introduce new products on a timely and cost-effective basis and that meet dynamic customer requirements. There can be no assurance that Informix will be successful in developing new products or enhancing its existing products or that such new or enhanced products will receive market acceptance or be delivered timely to the market. Informix's product development efforts are expected to continue to require substantial investments by Informix, and there can be no assurance that Informix will have sufficient resources to make the necessary investments. Informix has experienced product development delays in the past and may experience delays in the future. Delays in the scheduled availability or a

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lack of market acceptance of its products or failure to accurately anticipate customer demand and meet customer performance requirements, including as a result of recent attrition in Informix's product development group, could have a material adverse effect on Informix's business, results of operations and financial condition. In addition, products as complex as those offered by Informix may contain undetected errors or bugs when first introduced or as new versions are released. There can be no assurance that, despite testing, new products or new versions of existing products will not contain undetected errors or bugs that will delay the introduction or commercial acceptance of such products. A key factor in determining the success of Informix will continue to be the ability of Informix's products to operate and perform well with existing and future leading, industry-standard application software products intended to be used with RDBMS. Failure to meet existing or future interoperability requirements of certain independent vendors and performance requirements of certain independent vendors marketing such applications in a timely manner could adversely affect the market for Informix's products. Commercial acceptance of Informix's products and services could also be adversely affected by critical or negative statements or reports by brokerage firms, industry and financial analysts and industry periodicals concerning Informix, its products, business or competitors or by the advertising or marketing efforts of competitors, or other factors that could accept consumer perception.

    In recent years, the types and quantities of data required to be stored and managed has grown increasingly complex and includes, in addition to conventional character data, audio, video, text, and three dimensional graphics. In 1996, Informix devoted substantial resources in developing Informix's ORDBMS product line. The market for the products offering object-relational database functionality is new and evolving, and its growth depends upon a growing need to store and manage complex data and on broader market acceptance of Informix's products as a solution for this need. There can be no assurance that organizations will chose to make the transition from conventional RDBMS to ORDBMS. Delays in market acceptance of object-relational database management products offered by Informix could have an adverse effect on Informix's results of operations and financial condition.

COMPETITION

    Competitors in the relational database software market compete primarily on the basis of product price and performance characteristics, name recognition, technical product support, product training and services. With respect to product performance, Informix believes that the principal competitive factors include (i) application development productivity (I.E., the speed with which applications can be built); (ii) database performance (I.E., the speed at which database storage and retrieval functions are executed); (iii) product function and features; (iv) the ability to support large warehouses of information; (v) reliability, availability and serviceability; (vi) the distribution of software applications and data across networks of computers from multiple suppliers; and increasingly (vii) the ability to manage complex data and solve more complex business problems based on such data. Although Informix believes that it currently competes favorably with respect to such factors, there can be no assurance that Informix can maintain its competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, technical and other resources. In addition, Informix believes that it has effectively controlled its operating expenses and significantly improved its financial condition.

    Informix faces intense competition in the market for RDBMS software products. The market for Informix's products is subject to rapid technological change and frequent new product introductions and enhancements, and Informix's competitors in the market include several large vendors that develop and market databases, applications, development tools or decision support products. Informix's principal competitors include Computer Associates International, Inc., IBM, Microsoft, NCR/Teradata, Oracle and Sybase. Several of Informix's competitors have significantly greater financial, technical, marketing and other resources than Informix. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than Informix. Any failure by Informix to compete successfully with

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its existing competitors or future competitors could have a material adverse effect on Informix's business, results of operations and financial condition.

    Several of Informix's competitors have announced the development of enhanced versions of their principal database products that are intended to improve the performance or expand the capabilities of their existing products. New or enhanced products by existing competitors or new competitors could result in greater price pressure on Informix's products. In addition, the industry movement to new operating systems, like Windows NT, access through low-end desktop computers and access to data through the Internet may cause downward pressure on prices of database software and related products. The bundling of software products for promotional purposes or as a long-term pricing strategy by certain of Informix's competitors could also result in reductions in the price Informix may charge for its products. If such downward pressure on prices were to occur, Informix's operating margins would be adversely affected. Existing and future competition or changes in Informix's product or service pricing structure or product or service offerings could result in an immediate reduction in the prices of Informix's products or services. If significant price reductions in Informix's products or services were to occur and not be offset by increases in sales volume, Informix's business, results of operation and financial condition would be adversely affected. There can be no assurance that Informix will continue to compete successfully with its existing competitors or will be able to compete successfully with new competitors.

    In addition, Informix's public announcement in August 1997 of the pending restatement of its financial statements, delays in reporting operating results for the second and third quarters of fiscal 1997 while the restatement was being compiled, threatened de-listing of Informix's common stock from the Nasdaq National Market as a result of Informix's failure to satisfy its public reporting obligations, corporate actions to restructure operations and reduce operating expenses and customer uncertainty regarding Informix's financial condition have adversely affected Informix's ability to sell its products in fiscal 1997. In addition, since the beginning of 1997, Informix and its competitors in the RDBMS industry have experienced substantially slower growth in the market for RDBMS products. The financial restatement has now been completed, its results have been publicly disclosed, and Informix is current with respect to its public reporting obligations. In addition, Informix believes that it has effectively controlled its operating expenses and significantly improved its financial condition. Nevertheless, there can be no assurance that uncertainties resulting from the restatement, including ongoing customer concern about Informix's financial condition, will not continue to have a materially adverse effect on Informix's competitive position and results of operations.

INTELLECTUAL PROPERTY

    Informix's success depends on proprietary technology. To protect its proprietary rights, Informix relies primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions contained in its license agreements and technical measures. Informix seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which provide only limited protection. Informix holds one United States patent and several pending applications. There can be no assurance that any other patents covering Informix's inventions will issue or that any patent, if issued, will provide sufficiently broad protection or will prove enforceable in actions against alleged infringers.

    Informix's products are generally licensed to end-users on a "right-to-use" basis pursuant to a license that restricts the use of the products for the customer's internal business purposes. Informix also relies on "shrink wrap" licenses, which include a notice informing the end-user that, by opening the product packaging, the end-user agrees to be bound by Informix's license agreement printed on the package. Despite such precautions, it may be possible for unauthorized third parties to copy aspects of its current or future products or to obtain and use information that Informix regards as proprietary. In particular, Informix has licensed the source code of its products to certain customers under certain circumstances and for restricted uses. Informix has also entered source code escrow agreements with a number of its

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customers that generally require release of source code to the customer in the event of Informix's bankruptcy, liquidation or otherwise ceasing to conduct business. There can be no assurance that Informix's means of protecting its proprietary rights will be adequate or that Informix's competitors will not independently develop similar or superior technology. Policing unauthorized use of Informix's software is difficult, and while Informix is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect Informix's proprietary rights to the same extent as do the laws of the United States, and "shrink-wrap" licenses may be wholly or partially unenforceable under the laws of certain jurisdictions. Litigation may be necessary in the future to enforce Informix's intellectual property rights, to protect Informix's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on Informix's business, results of operations and financial condition.

    Informix is not aware that any of its software product offerings infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by Informix with respect to its current or future products. Informix expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in Informix's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require Informix to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Informix or at all, which could have a material adverse effect on Informix's business, results of operations and financial condition.

LEGAL PROCEEDINGS

    ACTIONS ARISING UNDER FEDERAL AND STATE SECURITIES LAWS

    Beginning on or about April 16, 1997, over 20 complaints alleging violations of the federal securities laws were filed against Informix, (in some cases) Ernst & Young, Informix's former independent accountants and certain Named Individual Defendants (listed below) in the United States District Court for the Northern District of California. Most of the complaints have been filed as purported class actions by individuals who allege that they are individual investors who purchased Informix's common stock during a purported class period; the alleged class periods vary among the complaints. The complaints name some or all of the following current and former officers and directors of Informix as defendants: Phillip E. White, Howard H. Graham, David H. Stanley, Ronald M. Alvarez, Karen Blasing, D. Kenneth Coulter, Ira H. Dorf, Stephen E. Hill, Myron
(Mike) Saranga, Steven R. Sommer, Michael R. Stonebraker and Edwin C. Winder (the "Named Individual Defendants"). On August 20, 1997, the District Court entered an order consolidating all of the separately-filed class actions pending at that time, designating the action as IN RE INFORMIX CORPORATION SECURITIES LITIGATION, and designating as "related cases" all cases brought under the federal securities laws then pending and any that may be filed after that date. A consolidated amended class action complaint was filed on April 6, 1998. As required by the provisions of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, the Court has designated the lead plaintiffs in the federal action and has appointed lead plaintiffs' counsel.

    A related non-class action, TEACHERS' RETIREMENT SYSTEM OF LOUISIANA AND STATE BOARD OF ADMINISTRATION OF FLORIDA V. INFORMIX CORPORATION ET AL., has been consolidated with IN RE INFORMIX CORPORATION SECURITIES LITIGATION for all pre-trial purposes. The LOUISIANA and FLORIDA plaintiffs request a total of $10.173 million in damages. An amended consolidated complaint was filed by the LOUISIANA and FLORIDA plaintiffs on April 3, 1998.

    On or about March 19, 1998, another complaint alleging securities and common law fraud and misrepresentation causes of action was filed in the United States District Court for the Northern District of California. This complaint, captioned WILLIAMS V. INFORMIX CORPORATION, ET AL., alleges both individual and

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class claims on behalf of former securities holders of Illustra Information
Technologies, Inc. ("Illustra") who exchanged their Illustra securities for securities of Informix in February 1996 in connection with Informix's February 1996 acquisition of Illustra pursuant to an Agreement and Plan of Reorganization (the "Illustra Agreement"). This matter has been consolidated with IN RE INFORMIX CORPORATION SECURITIES LITIGATION. The WILLIAMS complaint, like the previously-filed federal complaints, alleges that Informix and certain of its former officers and/or directors, and its independent auditors, issued false or misleading statements regarding Informix's reported financial results and business prospects. This matter has been consolidated with IN RE INFORMIX; however, on June 19, 1998 the Court granted in part and denied in part the Williams plaintiffs' motion to sever their case. The Court's order requires defendants to respond separately to the factual allegations and legal claims raised by the WILLIAMS complaint which are not pleaded in the consolidated complaint in IN RE INFORMIX and for the WILLIAMS plaintiffs, rather than lead plaintiffs, to respond to any motion to dismiss made by defendants with respect to such claims. Defendants filed a motion to dismiss the Williams complaint on July 24, 1998.

    The existing federal court complaints allege that Informix, the Named Individual Defendants and Ernst & Young issued or caused to be issued false or misleading statements in Informix's filings with the Commission, press releases, statements to securities analysts and other public statements regarding its financial results and business prospects. The alleged class period in the amended consolidated complaints extends from February 8, 1995 through November 18, 1997. In particular, plaintiffs allege, inter alia, that defendants overstated Informix's revenue and earnings during the time period by improperly recognizing revenue from sales of software licenses. All of these actions allege that the defendants' false and misleading statements violate section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The complaints further allege that the Named Individual Defendants sold Informix's common stock while in the possession of adverse material nonpublic information. The existing complaints, in general, do not specify the amount of damages that plaintiffs seek. The individual defendants moved to dismiss the claims against each of them. The District Court recently granted some but not all of the motions to dismiss filed by the individual defendants for failure to meet pleading requirements. The Court's order allows plaintiffs to file an amended complaint against the defendants who have been dismissed.

    Defendants filed a motion to dismiss the consolidated federal class action complaint on July 9, 1998.

    Three purported securities class actions containing allegations similar to the federal actions were filed in the Superior Court of the State of California, County of San Mateo between May 19, 1997 and August 25, 1997. Those actions, captioned RILEY V INFORMIX CORPORATION ET AL., DAYANI V. INFORMIX CORPORATION ET AL., AND GOLDSTEIN V. WHITE ET AL., contained factual allegations nearly identical to the allegations set forth in the federal court complaints, but allege state law claims. The Superior Court has consolidated these actions into the DAYANI case, and has appointed lead plaintiffs' counsel. By stipulation, plaintiffs filed a consolidated, amended complaint on December 23, 1997. The state court consolidated, amended complaint names as defendants Informix, Ernst & Young and the Named Individual Defendants. The claims in the consolidated amended state complaint arise under California securities, fraud and unfair business practices statutes.

    The state court consolidated, amended complaint alleges that the defendants made false statements and engaged in unfair trade practices, materially overstating Informix's revenue. Plaintiffs allege that defendants recorded as revenue approximately $300 million from software license sales which should not have been recorded because INTER ALIA, revenue was recognized on sales to resellers before end-users were identified; revenue was recognized in circumstances where customers had rights of return or cancellation; and Informix recognized revenue from barter transactions in which Informix allegedly exchanged software licenses for products that had no value to Informix. Plaintiffs further allege that while Informix's stock price was artificially inflated due to the overstatement of revenue, the defendants used Informix's stock to make corporate acquisitions, and the Named Individual Defendants sold stock while in possession of material adverse nonpublic information. The alleged class period in the state court consolidated, amended complaint is February 7, 1995 through November 18, 1997.

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    Defendants filed demurrers to the state court consolidated, amended complaint on February 13, 1998. Defendants base their demurrers to the consolidated, amended complaint in this action on the grounds that certain of the individual defendants made no actionable statements during the alleged class period, Informix did not engage in any market activity during the alleged class period, the plaintiffs did not actually rely upon any of the alleged false and misleading statements, the California statutory unfair business practices claims are inapplicable to securities transactions, and the consolidated, amended complaint fails to plead the alleged fraud with sufficient particularity. On June 30, 1998, the Court issued a ruling sustaining defendants' demurrers to all causes of action except plaintiffs' statutory securities claim against Informix. In addition, the Court ruled that plaintiffs will be permitted to amend their allegations except for those claims relating to statutory unfair business practices under Section 17200 of the California Business & Professions Code.

    DERIVATIVE ACTIONS

    Informix also was named as a nominal defendant in eight derivative actions, purportedly brought on its behalf, filed in the Superior Court of the State of California, County of San Mateo. The cases have been consolidated under the caption IN RE INFORMIX CORPORATION DERIVATIVE LITIGATION, and the Court has appointed lead plaintiff's counsel in the consolidated actions. The consolidated, amended complaint alleges that, based upon the facts alleged in the federal and state securities class actions, defendants breached their fiduciary duties to Informix, engaged in abuses of their control of Informix, were unjustly enriched by their sales of Informix's common stock, engaged in insider trading in violation of California law and published false financial information in violation of California law. The consolidated, amended complaint names as defendants Ernst & Young, the Named Individual Defendants and Albert F. Knorp, Jr., James L. Koch, Thomas A. McDonnell and Cyril J. Yansouni, non-management directors of Informix. The plaintiff seeks unspecified damages on Informix's behalf from each of the defendants. On December 18, 1997, plaintiffs served their first amended, consolidated derivative complaint.

    Informix, on whose purported behalf the derivative action is asserted, and the individual defendants and Ernst & Young, against whom the claims are alleged, filed demurrers to the consolidated derivative complaint on February 6, 1998. Informix's demurrer in this action is based upon the fact that the plaintiff did not make demand on Informix's board prior to filing the derivative action as is required by governing Delaware law. In addition, Informix's current and former officers and directors have brought demurrers to the consolidated, amended complaint on the grounds that plaintiffs fail to plead their claims with sufficient particularity and that certain of plaintiffs' California statutory causes of action do not apply, by their terms, to officers and directors of a Delaware corporation. On April 1, 1998, the Court sustained Informix's demurrer based upon the plaintiffs' failure to make demand. The Court has given plaintiffs leave to amend their complaint. On June 30, 1998, the Court issued an order sustaining defendants' demurrers. In addition, the Court ruled that plaintiffs will be permitted to amend their allegations except for their claims for abuse of control, their claims under Section 1507 of the California Corporations Code and their claims relating to statutory unfair business practices under Section 17200 of the California Business & Professions Code. Defendants will not file an answer in this action unless the Court overrules any subsequent demurrers. Further, the defendants will not be in a position to state their factual defenses to claims stated by the plaintiffs' claims until the plaintiffs serve their second consolidated amended complaint and the Court rules upon any future demurrers. Because of the nature of derivative litigation, any recovery in the action would inure to the benefit of Informix.

    UTAH ACTION

    On or about May 12, 1998, certain individual plaintiffs filed an action on their own behalf in Utah state court against Informix asserting state statutory securities fraud and common law fraud claims. The Complaint, captioned MOON ET AL. V. INFORMIX SOFTWARE, INC., alleges factual claims similar to the federal complaints. Plaintiffs in this action do not specify the amount of damages they seek. Informix recently

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removed the action to the United States District Court in Utah. Informix has
filed a motion to transfer this action to the Northern District of California.

    NEW YORK ACTION

    On or about July 20, 1998, an individual plaintiff filed an action in federal court in the Southern District of New York. The complaint captioned BERMAN V. INFORMIX CORPORATION, alleges factual claims similar to the federal complaints filed in Northern California. The complaint seeks an unspecified amount of actual damages and $5 million in punitive damages. Informix has moved to transfer this action to the Northern District of California.

    INDEMNIFICATION AGREEMENTS AND LIABILITY INSURANCE

    Pursuant to Delaware law, Informix's Certificate of Incorporation, its Bylaws and the indemnification agreements between Informix and each of its current and former officers and directors, Informix is obligated to indemnify its current and former officers and directors for certain liabilities arising from their employment with or service to Informix. These indemnification obligations require Informix to indemnify its current and former officers and directors for any suit or other proceeding, threatened or actual, whether civil, criminal, administrative, investigative, appellate or any other type of proceeding, that arises as a result of any act or omission in the indemnitee's capacity as an officer or director of Informix to the fullest extent permitted under Delaware or any other applicable law. The indemnification extends to any and all expenses (including but not limited to attorneys' fees and costs, and any other out-of-pocket expense) and/ or liabilities of any type (including but not limited to judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act ("ERISA"), and amounts paid in settlement) reasonably incurred in connection with the investigation, defense, settlement or appeal of such proceedings. The obligation to provide indemnification does not apply if the indemnitee is adjudicated to be liable for fraudulent or criminal conduct.

    Informix has purchased directors' and officers' liability insurance to reimburse it for the costs incurred in connection with its indemnification obligations described above. For the period from August 1996 to August 1997, the period in which most of the claims against Informix and certain of its directors and officers were asserted, Informix had in place three directors and officers liability insurance policies (the "1996 and 1997 D&O Policies"), each providing $5 million in coverage for an aggregate of $15 million. The primary policy and first excess policy were issued by Lloyds of London. The second excess policy was issued by Admiral Insurance Company. The insurance carriers have taken the position that litigation filed after the policy periods of the 1996 and 1997 D&O Policies but arising from the same facts and circumstances as claims filed during the period from August 1996 to August 1997, "relates back" to the 1996 and 1997 D&O Policies. Thus, the issuance carriers assert that actions filed after August 1997 do not implicate coverage under Informix's D&O insurance policies for the period August 1997 to August 1998 (the "Current D&O Policies"). The Current D&O Policies provide aggregate coverage of $20 million, subject to various exclusions, including claims relating to the restatement of Informix's financial statements. The 1996 and 1997 D&O Policies provide that 100 percent of the costs incurred in defending claims asserted jointly against Informix and its current and former officers and directors are allocable to the individuals' defense and, thus, are covered by the policy. However, the 1996 and 1997 D&O Policies do not provide any separate coverage for Informix. Moreover, Informix does not have separate insurance to cover the costs of its own defense or to cover any liability for any claims asserted against it. Informix has not currently set aside any financial reserves relating to any of the above-referenced actions.

    In June 1998, one of Informix's insurance carriers filed a complaint seeking rescission of its insurance policies on the grounds that Informix made material misrepresentations in its applications relating to the relevant policies. The carrier has subsequently agreed to drop its claim for rescission.

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    ILLUSTRA ESCROW

    In January 1997, pursuant to the Illustra Agreement, Informix made a claim to certain shares held in an escrow fund. In response, the Illustra stockholders have claimed that Informix wrongfully caused these shares to be retained in escrow, thereby harming the Illustra stockholders. The Illustra securities holders filed a demand for arbitration with the private arbitration service agreed upon by the parties to the Illustra Agreement. In October, 1998, Informix and the Illustra shareholders resolved their dispute regarding the remaining shares held in the escrow. Informix and the Illustra stockholders agreed to a dismissal of the arbitration proceeding. Informix and the Illustra stockholders further agreed that the Illustra stockholders' claim for damages for the decline in the value of the escrow shares could be raised in the Federal court action filed on behalf of former Illustra stockholders, which action was described above.

    SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

    In addition, in July 1997, the Securities and Exchange Commission issued a formal order of investigation of Informix and certain unidentified individuals associated with Informix with respect to non-specified accounting matters, financial reports, other public disclosures and trading activity in Informix's securities. Informix is cooperating with the investigation and is providing all information subpoenaed by the Commission. Informix is in the process of producing documents and a number of current and former officers have been contacted to appear before the Commission.

    SERIES B PREFERRED STOCKHOLDERS

    On June 9, 1998, Informix filed a Post-Effective Amendment to its Registration Statement on Form S-1 pertaining to Informix's sale of its Series B Preferred stock. The Securities and Exchange Commission ("SEC") reviewed the Post-Effective Amendment and declared it effective on August 13, 1998. The Series B Preferred stockholders have claimed that during August 1998 they were prevented from selling shares of Series B Preferred stock until the SEC completed its review of the Post-Effective Amendment and, as a result, Informix had failed to comply with certain terms of a Registration Rights Agreement between the Series B Preferred stockholders and Informix. Informix is currently involved in discussions with the Series B Preferred stockholders and expects to resolve this matter before the end of the current fiscal year. Informix will account for any cost associated with the resolution of this matter as an additional dividend to the Series B Preferred stockholders. Informix is unable to estimate the amount, if any, of such dividend.

    GENERAL

    The pending federal and state securities actions are in the early stages of discovery. Consequently, at this time it is not reasonably possible to estimate the damages, or the range of damages, that Informix might incur in connection with such actions. However, the uncertainty associated with substantial unresolved litigation can be expected to have an adverse impact on Informix's business. In particular, such litigation could impair Informix's relationships with existing customers and its ability to obtain new customers. Defending such litigation will likely result in a diversion of management's time and attention away from business operations, which could have a material adverse effect on Informix's results of operations. Such litigation may also have the effect of discouraging potential acquirors from bidding for Informix or reducing the consideration such acquirors would otherwise be willing to pay in connection with an acquisition.

FACILITIES

    Informix's headquarters and its principal marketing, finance, sales, administration, customer service and research and development operations are located in five buildings in a corporate office park in Menlo Park, California. Informix currently leases approximately 214,000 square feet of space in these buildings.

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The leases for spaces in two of the buildings expire in September 2001. The leases for space in the remaining three of the buildings were recently renewed for an additional five year term expiring in March 2003. In addition, Informix leases space totaling approximately 33,000 square feet in two additional buildings in close proximity. These leases expire in May 2003 and October 2000.

    In addition, certain of Informix's research and development facilities, a portion of its customer service organization, its principal domestic manufacturing facility and its telemarketing organization are located in a 134,000 square foot facility in Lenexa, Kansas. The buildings are leased to Informix under a lease expiring in April 2003, subject to renewal for up to two additional five year terms. The Lenexa, Kansas facility was leased to Informix by a partnership of which Informix held a 50% partnership interest. Informix entered an agreement to sell its interest in 49.9% of the partnership to the other partner. Such sale closed in the first quarter of fiscal 1998. Informix also leases office space, principally for sales and support offices, in a number of facilities in the United States, Canada and outside North America. Informix believes that its current facilities are adequate to meet its needs through the next twelve months.

    Some of the research and development operations for Informix's tools products and a portion of customer service and sales training are located in Oakland, California. Informix leases approximately 130,000 square feet at this site, and the lease expires in May 2003. Informix also leases 47,276 square feet in Portland, Oregon, primarily for its research and development group. The lease on approximately one-half of this space expires on October 31, 2003. The lease on the remaining space expires in March 2000.

    In December 1996, Informix announced plans to relocate its corporate headquarters from the Menlo Park facilities to a new corporate campus in Santa Clara, California. In January 1997, Informix entered into a two-year lease for 27 acres of undeveloped commercial real estate in Santa Clara, which was intended to be used for construction of the new headquarters facility. Informix also obtained an option to purchase the land for $61.5 million. In order to secure performance of its obligations under the lease, Informix pledged $61.5 million in cash collateral to the lessor. In April 1997, Informix exercised its option to purchase the land, and in December 1997 completed the sale of the real estate for net proceeds of approximately $59.3 million. In addition, in November 1996, Informix had leased approximately 200,000 square feet of office space in Santa Clara on property located adjacent to the 27 acre undeveloped parcel. In December 1997, Informix assigned its rights under such lease agreement to an unrelated third party, although Informix remains contingently liable for the lease payments thereunder.

EMPLOYEES

    As of September 30, 1998, Informix and its subsidiaries employed 3,664 regular employees worldwide, including 2,126 in sales, marketing and support, 988 in research and development, 77 in operations and 473 in administration and finance. Of Informix's total employees at September 30, 1998, approximately 1,491 were located outside North America. None of Informix's employees located in the United States are represented by a labor union. A small number of employees located outside the United States are represented by labor unions, and the degree and scope of representation varies from country to country. Informix has not experienced any work stoppages either domestically or internationally.

    Since the first quarter of fiscal 1997, Informix has experienced a significant number of voluntary resignations and has taken selective actions to reduce the number of employees in certain functional areas. Informix had 3,664 employees at September 30, 1998, compared to 4,632 at March 30, 1997. In fiscal 1997, Informix experienced high attrition rates in its product development and sales groups and has had trouble attracting qualified replacement personnel. The competition for employees in the software industry is intense, and Informix expects that such competition will continue for the foreseeable future.

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                INFORMIX MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF INFORMIX, WHICH INVOLVE RISKS AND UNCERTAINTIES. INFORMIX'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

    As a result of the restatement of Informix's financial statements for the first quarter of 1997 and the years 1996, 1995 and 1994 as updated in subsequent filings made by Informix, certain information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations related to the fiscal years 1996, 1995 and 1994 has changed from that which appeared in Informix's originally filed Form 10-K for such periods.

    In addition, as a result of the restatement of Informix's financial statements for the first quarter of 1998, certain information contained in this item related to such period has changed from that which appeared in the Company's originally filed Form 10-Q for that period.

    Effective January 1, 1998, Informix elected to change from the 4-4-5 week quarterly convention previously followed to a calendar quarter convention effective January 1, 1998. The change resulted in an additional three days and one day of operations for the nine-month period and the three-month period ended September 30, 1998, respectively, as compared to the same periods in the previous year. The impact on Informix's financial statements for the nine-month period ended September 30, 1998 was to increase license revenue by $17.4 million, or 7% percent. In addition, accounts receivable increased approximately $17.4 million and accrued expenses increased approximately $2.7 million.

    References to or comparisons between the same "period" in this Prospectus refer to Informix's nine-month period of the relevant fiscal year.

OVERVIEW

    Informix is a leading multinational supplier of information management software. It derives license revenues principally from licensing its relational database management systems ("RDBMS") software and derives service revenues from providing technical product support and product updates and consulting and training services to customers. Informix's products are sold directly to end-users and IMs and indirectly through application resellers, original equipment manufacturers ("OEMs") and distributors.

    In the first quarter of fiscal 1997, Informix experienced a substantial shortfall in license revenues compared to forecasts, resulting in a substantial net loss for the quarter. The shortfall in revenue was due to slow growth in demand for RDBMS products as well as Informix's inability to close a number of sales transactions that management anticipated would close by quarter's end, particularly in Europe.

    As a result of the shortfall in license revenues for the first quarter of fiscal 1997, Informix, in the second quarter and again in the third quarter of 1997, initiated an internal restructuring of its operations intended to reduce operating expenses and improve Informix's financial condition. These restructurings included selective reductions in headcount and leased facilities and the downsizing, elimination or conversion into solution labs of Informix's planned Information Superstores. Costs associated with the restructurings totaled approximately $108.2 million and had a material adverse effect on Informix's results of operations for fiscal 1997. In addition, in fiscal 1997 Informix issued the newly designated series of its Preferred Stock, the Series A-1 Preferred Stock (the "Series A-1 Preferred") and the Series B Preferred Stock (the "Series B Preferred"), in two financing transactions which resulted in aggregate net proceeds of $87.6 million to Informix (excluding a $1.0 million fee paid to a financial advisor of Informix in connection with the sale of the Series B Preferred). In February 1998, Informix issued an additional 60,000 shares of Series A-1 Preferred (the "Series A-1 Warrant") which warrant was issued in connection with the sale of

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the Series A-1 Preferred in August 1997. The partial exercise of the Series A-1
Warrant resulted in net proceeds of $14.1 million to Informix. At September 30, 1998 the Series A-1 Warrant remained exercisable for up to 80,000 shares of Series A-1 Preferred at a purchase price of $250 per share. At September 30, 1998, 36,000 shares of Series B Preferred remained outstanding. Informix entered into a senior secured credit facility agreement for up to $75.0 million, of which Informix was eligible to borrow $50.3 million at September 30, 1998 based on certain eligibility criteria. See "Risk Factors--Risks Relating to Informix-- Need for Additional Financing."

    RESTATEMENT OF FINANCIAL RESULTS FOR 1996, 1995 AND 1994 AND FIRST QUARTER
     OF FISCAL 1997

    In August 1997, Informix announced that it had become aware of errors and irregularities that affected the timing and the dollar amount of reported earned revenues from license transactions for all annual periods in the three years ended December 31, 1996. These errors and irregularities included unauthorized and undisclosed arrangements or agreements between Company personnel and resellers, recognition of revenue on certain transactions in reporting periods prior to contract acceptance, the recording of certain transactions that lacked economic substance and the recording of maintenance revenue as license revenue. The unauthorized and undisclosed agreements with resellers introduced acceptance contingencies, permitted resellers to return unsold licenses for refunds, extended payment terms or committed Informix to assist resellers in selling the licenses to end-users. Accordingly, license revenues from these transactions that were recorded at the time product was delivered to resellers should have instead been recorded at the time all conditions to the sale lapsed. Because of the pervasiveness of the unauthorized arrangements with resellers in the 1994, 1995 and 1996 accounting periods, Informix concluded that all revenue from license agreements with resellers, except for those licenses sold and billed on a per copy basis, should be recognized only when the licenses were resold or utilized by resellers and all related obligations had been satisfied. In addition, amounts received from resellers or financial institutions as prepayments of software license fees in advance of revenue recognition should be recorded as advances from customers and financial institutions. The financial review undertaken by Informix resulted in the restatement of Informix's financial results for fiscal 1996, 1995 and 1994 and for the first quarter of fiscal 1997. Informix publicly disclosed the results of the restatement in November 1997.

    The nature of Informix's business in 1992 and 1993 was such that there was not a material amount of revenues recorded under prepaid software license transactions conducted with resellers during these years. Additionally, as a result of Informix's extended procedures, there were no material errors or irregularities identified affecting revenues recognized prior to the third quarter of 1994. Informix concluded based on those circumstances that it was not necessary to restate the financial statements for 1992 and 1993.

    In connection with the errors and irregularities discussed above, a number of conditions which collectively represented a material weakness in Informix's internal accounting controls were identified. These conditions included a deterioration in Informix's accounting controls at corporate and regional management levels, and a related failure to stress the importance of these controls, an inappropriate level of influence, principally by Informix's sales organization, over the revenue recognition process and an apparent lack of clarity and consistent understanding within Informix concerning the application of Informix's revenue recognition policies to large, complex reseller license transactions. To address the material weakness represented by these conditions, Informix is implementing a plan to strengthen Informix's internal accounting controls. This plan includes updating Informix's revenue recognition policies regarding accounting and reporting for large, complex reseller license transactions, developing and conducting educational programs to help implement such policies, changing Informix's corporate and regional accounting and reporting structure and re-establishing the internal audit function reporting to Informix's Board of Directors.

    As a result of the restatement, total revenues were reduced from amounts previously reported by $204.8 million from $939.3 million as originally reported to $734.5 million, by $77.7 million from $714.2 million as originally reported to $636.5 million and by $18.1 million from $470.1 million as originally reported to $452.0 million for fiscal 1996, 1995 and 1994, respectively. The restatement also resulted in an increase in revenues of $16.2 million from $133.7 million as originally reported to $149.9 million for the first quarter of fiscal 1997. In addition, the restatement resulted in a reduction in net income of $171.4 million from $97.8 million as originally reported to a loss of $73.6 million for fiscal 1996; a reduction in net income of $59.0 million from $97.6 million as originally reported to $38.6 million for fiscal 1995; and a reduction in net income of $13.6 million from $61.9 million as originally reported to $48.3 million for fiscal 1994. The restatement had a material adverse effect on the Company's financial condition, most notably evidenced by the elimination of retained earnings and working capital. At December 31, 1996, after giving effect to the restatement, the Company's working capital decreased $255.3 million from $258.4 million as originally reported to $3.1 million. At December 31, 1997, the Company had a working capital deficit of $140.2 million and at September 30, 1998, the Company had a working capital deficit of $14.4 million. The substantial reductions in working capital at December 31, 1997 and 1996 reflect substantial operating losses and the addition of "advances from customers and financial institutions" as a current liability on the Company's balance sheet. Such advances totaled $180.0 million at December 31, 1997 and $239.5 million at December 31, 1996. At September 30, 1998, such advances totaled $139.3 million. See "Risk Factors-- Risks Relating to Informix--Working Capital Deficit."

    Informix's public announcement of the pending restatement, delays in reporting operating results for the second and third quarters of fiscal 1997 while the restatement was being compiled, threatened de-listing of Informix's common stock from the Nasdaq National Market as a result of Informix's failure to satisfy its public reporting obligations, corporate actions to restructure operations and reduce operating expenses, and customer uncertainty regarding Informix's financial condition adversely affected Informix's ability to sell its products in fiscal 1997. In addition, since the beginning of 1997, Informix and its competitors have experienced substantially slower growth in the market for RDBMS products. The financial restatement has now been completed, its results have been publicly disclosed and Informix is current with respect to its public reporting obligations. In addition, Informix believes that it has effectively controlled its operating expenses and significantly improved its financial condition. Nevertheless, adverse market conditions, including significant competitive pressures in Informix's markets and ongoing customer uncertainty about Informix's financial condition and business prospects, may continue to have an adverse effect on Informix's ability to sell its products and results of operations.

    RESTATEMENT OF FINANCIAL RESULTS FOR FIRST QUARTER OF FISCAL 1998

    In May 1998, Informix announced that it had restated its financial results for the first quarter ended March 31, 1998. Total revenues for the quarter restated were $161.0 million which is a reduction of approximately $6.2 million from the previously reported $167.2 million. In addition, the restatement resulted in a reduction in net income of $5.3 million from $7.1 million as originally reported to $1.8 million for the quarter ended March 31, 1998. The restatement also affected Informix's financial condition as evidenced by a reduction in working capital and an increase in accumulated deficit. The working capital deficit at March 31, 1998, increased $5.3 million from $86.5 million as originally reported to $91.8 million. Informix's accumulated deficit also increased $5.3 million from $271.0 million as originally reported to $276.3 million. The restatement of Company's financial results for the first quarter occurred in connection with Informix's accounting treatment for license transactions with industrial manufacturers ("IMs").

    In connection with the restatement of its financial statements for fiscal 1994, 1995, 1996 and the first quarter of fiscal 1997, Informix examined both:
(1) agreements where customers committed to purchase up to a designated dollar amount of software licenses ("Commitment Agreements"); and (2) agreements where customers purchased licenses on a per copy basis ("Straight Purchase Agreements"). Informix determined that unauthorized and undisclosed agreements (which included the introduction of acceptance contingencies, permission to return unsold licenses for refunds and extended payment terms) had been made to certain customers in connection with Commitment Agreements, but not in connection with Straight Purchase Agreements. Informix had entered into Commitment Agreements with end users, IMs and other resellers during such prior periods, all of which were initially accounted for on a sell-in basis (i.e., recognizing revenue upon the initial shipment of Informix's software to the reseller). Upon further examination of its Commitment Agreements in connection with the restatement process, Informix determined that the unauthorized and undisclosed agreements had been made with certain resellers, but not with end users. As a result: (1) Informix did not restate revenue resulting from Commitment Agreements with end users; and (2) Informix restated all revenue resulting from Commitment Agreements with all resellers from a sell-in to a sell-through basis (i.e., recognizing revenue only when the reseller resold or utilized the licenses and all related obligations were satisfied).

    Some of Informix's software license agreements with IMs were Commitment Agreements and some were Straight Purchase Agreements. Instead of analyzing every Commitment Agreement with IMs to determine whether unauthorized and undisclosed agreements had been made, Informix conservatively treated all Commitment Agreements with IMs as reseller agreements for accounting purposes and restated that IM revenue to a sell-through basis. The total amount of revenue resulting from all Commitment Agreements with IMs was not material in fiscal 1994, 1995, 1996 or the first quarter of fiscal 1997. Straight Purchase Agreements with IMs were not restated.

    Informix initially decided to recognize revenue from IM transactions after December 31, 1997 on a sell-in basis. Informix's license transactions with IMs and end users are substantially similar in that upon the delivery of Informix's software to the IM: (1) all obligations of Informix under the software license agreement are fully performed; and (2) Informix believes the earnings process with regard to these transactions to be complete. Accordingly, in its original report of the financial results for the quarter ended March 31, 1998, Informix had recognized approximately $6.2 million in license revenue resulting from software license agreements with IMs in the same manner as revenue resulting from agreements with end users.

    Informix subsequently decided to change its initial decision and to recognize revenue resulting from all license transactions with IMs on a sell-through basis upon the advice of Informix's former independent accountants, Ernst & Young LLP. Accordingly, approximately $6.2 million in license revenue previously recognized has been deferred and will be recognized only when the related software licenses are resold to end user customers over a period which Informix expects to be approximately two years.

    In connection with its audit of Informix's fiscal 1997 consolidated financial statements, Informix's former independent accountants determined that a material weakness existed, based on the lack of appropriate resources in the accounting and financial reporting departments of Informix and other conditions. To address these conditions, Informix plans to hire additional finance personnel to serve in the accounting and financial reporting departments. In the interim, Informix has hired, and plans to continue to hire, additional finance personnel to serve in the Finance Department. In addition, Informix has hired a number of consultants to ensure that appropriate accounting control measures are in place. As noted above, ongoing customer uncertainty about Informix's financial condition and business prospects may continue to have an adverse effect on Informix's ability to sell its products and results of operations. See "Risk Factors--Risks Relating to Informix--Dependence on Key Personnel; Personnel Changes; Ability to Recruit Personnel" and "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure."

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 28,
  1997

    The following table sets forth operating results as a percentage of net revenues for the nine-month periods ended September 30, 1998 and September 28, 1997, respectively.

                                                                                  PERCENT OF
                                                                                 NET REVENUES
                                                                           ------------------------
                                                                              NINE MONTHS ENDED
                                                                           ------------------------
                                                                            SEPT. 30,    SEPT. 28,
                                                                              1998         1997
                                                                           -----------  -----------
Net revenue:
  Licenses...............................................................          51%          57%
  Services...............................................................          49           43
                                                                                  ---          ---
Total net revenue........................................................         100          100
Costs and expenses:
  Cost of software distribution..........................................           5           11
  Cost of services.......................................................          22           27
  Sales and marketing....................................................          37           72
  Research and development...............................................          21           22
  General and administrative.............................................          10           15
  Write-off of goodwill and long term assets.............................      --                6
  Write-off of acquired research and development.........................      --                1
  Restructuring charges..................................................          (1)          23
                                                                                  ---          ---
    Total operating expenses.............................................          93          177
                                                                                  ---          ---
Operating income (loss)..................................................           7          (77)
Interest income..........................................................           1            1
Interest expense.........................................................          (1)          (1)
Other income/(expense), net..............................................      --                3
                                                                                  ---          ---
Income (loss) before tax.................................................           7          (74)
Income taxes.............................................................      --               (2)
                                                                                  ---          ---
Net income (loss)........................................................           6%         (76)%
                                                                                  ---          ---
                                                                                  ---          ---

    Informix's operating results for the nine-month period ended September 30, 1998 increased significantly from the same period of the prior year. This change was due to a 8% increase in revenue coupled with a 43% decrease in operating expenses.

    REVENUES

    Informix derives revenues from licensing its software and providing post-license technical product support and updates to customers and from consulting and training services. License revenues may involve the shipment of product by Informix or the granting of a license to a customer to manufacture products. Service revenues consist of customer telephone or direct support, product update rights, consulting and training fees.

    LICENSE REVENUES. Informix's products are sold directly to end-user customers and IMs or through resellers, including OEMs, distributors and value added resellers (VAR's). In 1996, Informix increased its focus on its reseller channels in order to focus on partnerships with several hardware vendors to utilize their sales forces, obtain access to their installed base of customers, and benefit from their consulting and systems integration organizations. This increased focus on reseller channels resulted in a significant build-up of licenses that had not been resold or utilized by such resellers. Unsold licenses in the amount of

$139.3 million and $210.3 million have not been recognized as earned revenue as of September 30, 1998 and September 28, 1997, respectively.

    Informix's license revenues decreased approximately 13% to $169.4 million from $195.6 million during the first half of 1998 as compared to the first half of 1997. However, license revenues increased to $96.3 million for the quarter ended September 30, 1998 as compared to $77.4 million for the corresponding quarter in 1997, an increase of approximately 24%. As a result, license revenues for the nine-month period ended September 30, 1998 decreased only slightly to $265.7 million from $273.1 million for the same period in 1997.

    The decrease in license revenues during the first half of 1998, as compared to such period in 1997, was attributable to a number of factors including an overall decrease in the revenue growth rates in the RDBMS industry. This overall decrease in revenue growth ranges in the RDBMS industry during 1997 and the first half of 1998 resulted in heightened competition in the RDBMS industry worldwide. In addition, continued uncertainty in the Asia Pacific economies and financial markets contributed to Informix's decreased license revenue in the first six months of the nine-month period ended September 30, 1998. Furthermore, Informix's sales in Europe during the first six months of 1998 continued to be adversely affected by the changes to Informix's European management in the fourth quarter of fiscal 1997 and the first quarter of fiscal 1998.

    The increase in license revenues during the quarter ended September 30, 1998 as compared to the same period in 1997 primarily reflects the lower than normal level of license revenues attained by Informix in the third quarter of 1997. This lower than normal level of license revenues attained in the third quarter of 1997 was primarily a result of customer uncertainty regarding Informix's financial condition at that time. License revenues were higher for the quarter ended September 30, 1998 as compared to the corresponding quarter in 1997 for each of Informix's regions.

    Informix had two new transactions during the nine-month period ended September 30, 1998 which exceeded $2.5 million.

    Informix recognizes revenue from license agreements with resellers when the licenses are resold or utilized by the reseller and all related obligations have been satisfied. Agreements with resellers frequently require cash advances from the customer or from a financing entity to whom the customer payment streams are sold. Amounts received in advance of revenue being recognized are recorded as "advances from customers and financial institutions" in Informix's financial statements. During the nine month period ended September 30, 1998, Informix received $10.1 million in customer advances and recognized revenue from resellers with previously recorded customer advances of $48.6 million. Included in the $48.6 million recognized was $46.7 million of licenses which were resold or utilized by the reseller and $1.9 million related to contractual reductions in customer advances. Contractual reductions result from settlements between Informix and resellers in which the customer advance contractually expires or a settlement is structured wherein the rights to resell Informix's product terminate without sell through or deployment of the software.

    During the nine-month period ended September 30, 1998, Informix structured settlements with two of its resellers. The terms of the settlements permit the resellers to continue to sell Informix's products for specified periods of time. At the end of each three month period, the respective customer advance will be reduced by the greater of (i) the value of the software products resold or utilized by the reseller or (ii) a minimum specified dollar amount. The amount of the reduction in customer advances will be recognized as product revenue.

    As of September 30, 1998, Informix had reached structured settlements with resellers with remaining rights to resell a total of $30.2 million of Informix's products. In accordance with the settlements, the minimum reduction in customer advances totals $4.7 million for the quarter ended December 31, 1998, and $18.2 million and $7.3 million for the years ended December 31, 1999 and 2000, respectively.

    Informix's license transactions can be relatively large in size and difficult to forecast both in timing and dollar value. As a result, license transactions have caused fluctuations in net revenues and net income (loss) because of the relatively high gross margin on such revenues. As is common in the industry, a disproportionate amount of Informix's license revenue is derived from transactions that close in the last weeks or days of a quarter. The timing of closing large license agreements also increases the risk of quarter-to-quarter fluctuations. Informix expects that these types of transactions and the resulting fluctuations in revenue will continue.

    However, during fiscal 1998, Informix has changed its business practices with respect to aggressive price discounting to encourage volume purchasing by customers, a practice which has historically been common in the RDBMS industry. Informix is now more closely managing price discounting and is transitioning its sales model to encourage smaller, recurring transactions. Consequently, the number of one-time large transactions with customers has decreased and may continue to decrease.

    As discussed in Note 2 to Informix's Consolidated Financial Statements included in Form 10K for the year ended December 31, 1997, revenue from license agreements with resellers, except for those licenses sold and billed on a per-copy basis, is recognized as earned when the licenses are resold or utilized by the reseller and all related obligations have been satisfied. In order to properly recognize revenue on arrangements where the reseller has duplication rights, Informix relies on accurate and timely reports from such resellers of the quantity of licenses that have been resold or utilized. From time to time, late or inaccurate reports are identified or corrected for a variety of reasons including the reseller updating their reports or as a result of proactive activities of Informix such as audits of the resellers' royalty reports. Informix's revenue recognition policy is to recognize revenue in the quarter in which evidence of the resale or utilization information is received. As a result, revenue from these late or updated reports is recognized in the period during which the reports are received. Such revenue amounts were not significant for the quarter ended September 30, 1998 and amounted to approximately $8.2 million for the nine-month period ended September 30, 1998. However, Informix expects that the late or inaccurate reporting of resale or utilization of licenses by resellers and the resulting fluctuations will continue for the foreseeable future.

    SERVICE REVENUES. Service revenues increased 22% for the the nine-month period ended September 30, 1998 as compared to the corresponding period of 1997. This increase is attributable primarily to the renewal of maintenance contracts and increased consulting revenue in connection with Informix's installed customer base. As Informix's products grow in complexity, more support services are expected to be required. Informix intends to satisfy this requirement through internal support, third-party services and OEM support. The gross margin on service revenue increased from 39% in the nine-month period ended September 28, 1997 to 55% in the comparable period of 1998.

    For the nine-month period ended September 30, 1998, service revenue grew faster than license revenue and as a result, service revenue represents a larger percentage of total revenues than in the prior year comparable period. Informix continues to emphasize support services as a source of revenue and the growth achieved versus the prior year period reflects the continued growth in Informix's installed base. However, comparative growth rates in service revenue and license revenue may fluctuate from quarter to quarter.

    GEOGRAPHIC DISTRIBUTION. Informix's net revenues from sales to foreign customers was 50% of total revenue during the third quarter ended September 30, 1998 as compared to 51% for the same quarter in 1997. Foreign sales increased from $75.9 million in the quarter ended September 28, 1997 to $92.9 million in the quarter ended September 30, 1998. For the nine-month period ended September 30, 1998, Informix's net revenues from sales to foreign customers was 52% of total revenue as compared to 53% during the same period in 1997. Foreign sales increased from $256.9 million in the nine-month period ended September 28, 1997 to $268.5 million in the nine-month period ended September 30, 1998.

    Sales in Europe increased 33% and 6% for the three-month period and nine-month periods ended September 30, 1998, respectively, as compared to the corresponding periods in 1997. As a percentage of total revenue, sales in Europe remained constant at 33% for the nine-month period ended September 30, 1998, as compared to the corresponding period in 1997. However, sales in Europe as a percentage of total revenue for the quarter ended September 30, 1998 increased to 32% from 30% in the same quarter a year ago. The increase in European sales from the prior year quarter was partially due to the lower than normal level of license revenues attained in the third quarter of 1997 as a result of customer uncertainty regarding Informix's financial condition at that time.

    Despite a significant increase in constant dollars, sales in Asia/Pacific translated into U.S. dollars increased 5% and decreased 1% in the quarter ended and the nine-month period ended September 30, 1998, respectively, as compared to the corresponding periods in 1997. As a percentage of total revenue, sales translated into U.S. dollars in Asia/Pacific remained relatively constant at 11% and 12% for the quarter ended and the nine-month period ended September 30, 1998, respectively, as compared to 13% for both the corresponding periods in 1997.

    Sales in Latin America increased 9% and 5% in the quarter ended and the nine-month period ended September 30, 1998, respectively, as compared to the corresponding periods in 1997. As a percentage of total revenue, sales in Latin America remained relatively constant at 7% for both the quarter ended and the nine-month period ended September 30, 1998 as compared to 8% for both of the corresponding periods in 1997.

    Substantially all of Informix's Latin American revenue is U.S. dollar denominated. In Europe, Asia/ Pacific, and Japan, most revenues and expenses are denominated in local currencies. Informix's operating and pricing strategies take into account changes in exchange rates over time; however, Informix's results of operations may be significantly affected in the short term by fluctuations in foreign currency exchange rates. Changes in foreign currency exchange rates, the strength of local economies, and the general volatility of software markets may result in a higher or lower proportion of foreign revenues as a percentage of total revenues in the future.

    COST OF SOFTWARE DISTRIBUTION

                                                                                         NINE MONTHS ENDED
                                                                                      ------------------------
                                                                                       SEPT. 30,    SEPT. 28,
                                                                                         1998         1997       % CHANGE
                                                                                      -----------  -----------  -----------
                                                                                              (DOLLARS IN MILLIONS)
Manufactured cost of software distribution..........................................   $    10.1    $    22.2          (55)%
  Percentage of license revenue.....................................................           4%           8%
Amortization of capitalized software................................................   $    16.6    $    16.0            4%
  Percentage of license revenue.....................................................           6%           6%
Write-down to net realizable value..................................................   $  --        $    14.7         (100)%
  Percentage of license revenue.....................................................          --%           5%
Total cost of software distribution.................................................   $    26.7    $    52.9          (50)%
  Percentage of license revenue.....................................................          10%          19%

    Software distribution costs consist primarily of: 1) manufacturing and related costs such as media, documentation, product assembly and purchasing costs, freight, customs and third party royalties; and 2) amortization of previously capitalized software development costs and any write-offs of previously capitalized software.

    The manufactured cost of software distribution as a percentage of license revenue decreased from 8% in the nine-month period ended September 28, 1997 to 4% in the same period of 1998. This decrease was primarily caused by a decrease in third party software royalties, the write-off of Informix's BAAN software in the second quarter of 1997, a reduction in labor costs and reductions in materials and shipping costs. In the future, the cost of software distribution as a percentage of revenue may vary depending upon sales levels, labor costs, the success of continued cost-cutting efforts, shipping costs, the cost of third party software that is bundled with Informix's products and whether the product is produced by Informix or reproduced by customers.

    Amortization of capitalized software costs begins in the quarter following the commercial release of the product. The amortization of capitalized software remained flat at 6% of license revenues in the first three quarters of 1998 compared to 6% in the first three quarters of 1997. The amortization of capitalized software will vary slightly quarter to quarter as new products are released and other products become fully amortized.

    In addition, due to Informix's acquisition of CenterView Software, Inc. in February 1997 and the announcement of its revised tool strategy, and in accordance with Financial Accounting Standards Board Statement No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," a net realizable value test performed on certain of Informix's tool products resulted in a write-down of $14.7 million of previously capitalized software costs in the first quarter of 1997.

    COST OF SERVICES

                                                                                         NINE MONTHS ENDED
                                                                                      ------------------------
                                                                                       SEPT. 30,    SEPT. 28,
                                                                                         1998         1997       % CHANGE
                                                                                      -----------  -----------  -----------
                                                                                              (DOLLARS IN MILLIONS)
Cost of services....................................................................   $   113.4    $   128.2          (12)%
  Percentage of service revenue.....................................................          45%          61%

    Cost of services consists primarily of maintenance, consulting and training expenses. Cost of services for the nine-month period ended September 30, 1998 decreased by 12%, as compared to the same period in 1997. This decrease was primarily attributable to decreases of 9% in average headcount for the nine-month period ended September 30, 1998 over the same period in 1997 as well as improved efficiency and better control of outsourced expenses. In the future, Informix expects that cost of services as a percentage of net service revenue will continue to approximate the rate incurred in the first three quarters of 1998.

    SALES AND MARKETING EXPENSES

                                                                                         NINE MONTHS ENDED
                                                                                      ------------------------
                                                                                       SEPT. 30,    SEPT. 28,
                                                                                         1998         1997       % CHANGE
                                                                                      -----------  -----------  -----------
                                                                                              (DOLLARS IN MILLIONS)
Sales and marketing expenses........................................................   $   193.7    $   347.9          (44)%
Percentage of net revenue...........................................................          37%          72%

    Sales and marketing expenses consist primarily of salaries, commissions, marketing programs and related overhead costs. The decrease in sales and marketing expenses in the nine-month period ended September 30, 1998, in absolute dollars and as a percentage of net revenue, as compared to the comparable period of 1997 was primarily the result of a significant reduction of sales and marketing personnel worldwide. For the nine-month period ended September 30, 1998, average headcount for sales and marketing personnel decreased to 1,177 from 1,656 for the comparable period in 1997, a decrease of 29%. This decrease in headcount accounts for the majority of the decrease both in percentage decline and absolute dollars spent. In addition, depreciation expense charged to sales and marketing decreased approximately $11.6 million for the nine-month period ended September 30, 1998 as compared to such period in fiscal 1997 in connection with Informix's reassessment of its Superstores concept which occurred in fiscal 1997. Informix's decision to downsize, eliminate or convert Information Superstores into solution labs managed by Informix's consulting practice, coupled with other cost cutting measures resulted in significant charges for restructuring in the second and third fiscal quarters of 1997.

    RESEARCH AND DEVELOPMENT EXPENSES

    The following table summarizes research and development costs for the nine-month period ended September 30, 1998 and September 28, 1997:

                                                                                         NINE MONTHS ENDED
                                                                                      ------------------------
                                                                                       SEPT. 30,    SEPT. 28,
                                                                                         1998         1997       % CHANGE
                                                                                      -----------  -----------  -----------
                                                                                              (DOLLARS IN MILLIONS)
Incurred product development expenditures...........................................   $   121.4    $   126.7           (4)%
Expenditures capitalized............................................................       (13.7)       (18.3)         (25)%
                                                                                      -----------  -----------
Research and development expense....................................................   $   107.7    $   108.4           (1)%
                                                                                      -----------  -----------
                                                                                      -----------  -----------
Expenses capitalized as a percentage of incurred expenses...........................          11%          14%

    Research and development expenses consist primarily of salaries, project consulting and related overhead costs for product development. Informix capitalizes software development costs incurred in developing a product once technological feasibility of the product has been determined. Software costs also include amounts paid for purchased software and outside development on products which have reached technological feasibility. All software costs are amortized as a cost of software distribution on a straight-line basis over the remaining estimated economic life of the product. Capitalized software costs are generally amortized over three years.

    Product development expenditures decreased in absolute dollars by 4% in the nine-month period ended September 30, 1998 compared to the same period in fiscal 1997. The proportion of capitalized product development expenditures as a percentage of total incurred expenses also decreased in the nine-month period ended September 30, 1998 compared to the same period in fiscal 1997. The decrease for the nine-month period is attributable to the fact that, primarily during the first half of fiscal 1997, a large portion of expenditures incurred were on products such as Universal Data Option, formerly Universal Server, and other related products, that had reached technological feasibility, but had not yet been commercially released. Informix expects the proportion of work on capitalized projects for the remainder of fiscal 1998 to remain relatively stable compared to the first three quarters of fiscal 1998.

    Significant programs currently under development include improvements and enhancements of current products, with particular emphasis on parallel computer architecture, user-defined database extensions, web technology integration, database application tools and systems administration. Informix believes that research and development expenditures are essential to maintaining its competitive position in its primary markets and expects the expenditure levels to remain a significant percentage of revenues.

    Informix's product development efforts are expected to continue to require substantial investments by Informix, and there can be no assurance that Informix will have sufficient resources to make the necessary investments. In addition, there can be no assurance that Informix's product development efforts will be successful or that any new products will achieve significant market acceptance.

    GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                         NINE MONTHS ENDED
                                                                                      ------------------------
                                                                                       SEPT. 30,    SEPT. 28,
                                                                                         1998         1997       % CHANGE
                                                                                      -----------  -----------  -----------
                                                                                              (DOLLARS IN MILLIONS)
General and administrative expenses.................................................   $    50.5    $    72.1          (30)%
Percentage of net revenue...........................................................          10%          15%

    General and administrative expenses consist primarily of finance, legal, information systems, human resources, bad debt expense and related overhead costs. General and administrative expenses decreased in absolute dollars in the nine-month period ended September 30, 1998 compared to the same period in 1997 due primarily to a reduction in bad debt expense of $18.5 million. This reduction reflects Informix's efforts to better manage both the amount and credit risk of its accounts receivable balances.

    WRITE-OFF OF GOODWILL AND LONG-TERM ASSETS

    In accordance with Financial Accounting Standards Board Statement No. 121 (FAS 121), "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed of," Informix records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the estimated future undiscounted cash flows to be generated by those assets are less than the assets' carrying amounts. During the first quarter of 1997, the Company's Japanese subsidiary experienced a significant sales shortfall and operating losses. Accordingly, Informix evaluated the ongoing value of the subsidiary's long-lived assets (primarily computer and other equipment) and related goodwill. Based on this evaluation, Informix determined that the subsidiary's assets had been impaired and wrote them down by $30.5 million to their estimated fair values. Fair value was determined by using estimated future discounted cash flows and/or resale market quotes as appropriate.

    In the quarter ended March 31, 1998, Informix wrote off approximately $0.8 million of capitalized software. During the quarter, Informix reviewed its portfolio of software development projects and determined $0.8 million of previously capitalized software costs related primarily to Informix's "Data Director for Java" and "Object Knowledge" application tools products should be written off to cost of software distribution. Informix had developed both of these tools products internally, although the "Data Director for Java" application tools products were initially developed through the use of core technology acquired from CenterView and the "Object Knowledge" application tools products were initially developed through use of core technology acquired from Illustra. In the first quarter of fiscal 1998, Informix (i) determined that the Java interface required by "Data Director for Java" did not perform within acceptable parameters in order to meet market demand; and (ii) decided to abandon the "Object Knowledge" development process in order to focus on developing a similar, internally-developed product called "Visionary." Consequently, Informix canceled the development of both products and wrote off the associated capitalized costs during the first quarter of fiscal 1998, after it was determined that the projected sales of these tools products were not sufficient to realize the capitalized product development costs. The review of software development projects is performed periodically to ensure all capitalized software costs recorded in accordance with FAS 86 are carried at an amount not exceeding their net realizable value. Informix did not write off any capitalized software costs in the second or third quarters of 1998.

    WRITE-OFF OF ACQUIRED RESEARCH AND DEVELOPMENT

    In February 1997, Informix acquired all of the outstanding capital stock of CenterView Software, Inc., a privately owned corporation that provides software tools for application development. The aggregate purchase price was approximately $8.7 million, which included cash plus direct costs of acquisition. For financial statement purposes, the acquisition has been accounted for as a purchase and, based on an independent appraisal of all the assets acquired and liabilities assumed, the purchase price was allocated to the specifically identifiable tangible and intangible assets acquired, including approximately $7 million of purchased research and development which has been charged to operations in the first quarter of 1997, the period the acquisition was consummated. Informix did not have any related activity in the nine-month period ended September 30, 1998.

    RESTRUCTURING

    In June and September 1997, Informix approved plans to restructure its operations to bring expenses in line with forecasted revenues. In connection with the restructuring, Informix substantially reduced its worldwide headcount and operations to improve efficiency. The following analysis sets forth the significant components of the restructuring charge included in current liabilities at September 30, 1998:

                                             RESTRUCTURING
                                                EXPENSE
                                              AT DEC. 31,     NON-CASH       CASH                         ACCRUAL BALANCE
                                                 1997           COSTS      PAYMENTS      ADJUSTMENTS     AT SEPT. 30, 1998
                                            ---------------  -----------  -----------  ---------------  -------------------
                                                                             (IN MILLIONS)
Severance and benefits....................     $    21.9      $  --        $    19.6      $     2.2          $     0.1
Write-off of assets.......................          48.2           48.2       --             --                 --
Facility charges..........................          34.7            9.4         11.7            5.1                8.5
Other.....................................           3.4            2.7          0.2         --                    0.5
                                                  ------          -----        -----            ---                ---
                                               $   108.2      $    60.3    $    31.5      $     7.3          $     9.1
                                                  ------          -----        -----            ---                ---
                                                  ------          -----        -----            ---                ---

    Severance and benefits represent the reduction of approximately 670 employees, primarily sales and marketing personnel, on a worldwide basis. As of September 30, 1998, Informix had substantially completed this component of its restructure plan. Write-off of assets included write-off or write-down in carrying value of equipment as a result of Informix's decision to reduce the number of Information Superstores throughout the world, as well as the write-off of equipment associated with headcount reductions. The equipment subject to write-offs and write-downs consisted primarily of computer servers, workstations, and personal computers that are no longer utilized in Informix's operations. Facility charges include early termination costs associated with the closing of certain domestic and international sales offices.

    Total restructuring expense decreased by $7.3 million during the nine-month period ended September 30, 1998. This decrease was primarily due to adjusting the estimated severance and facility charges to actual costs incurred. Informix has substantially completed actions associated with its restructuring except for subleasing or settling its remaining long-term operating leases related to vacated properties.

    OTHER INCOME/(EXPENSE), NET

    Other income/(expense) for the nine-month period ended September 30, 1998 resulted primarily from a net foreign currency loss of $(2.6) million. Other income/(expense) for the nine-month period ended September 28, 1997 resulted primarily from a net foreign currency gain of $14.6 million. See "--Foreign Exchange Gains and Losses."

    PROVISION FOR INCOME TAXES

    Income tax expense for the nine months ended September 28, 1997 and September 30, 1998 resulted from taxable earnings and withholding taxes in certain foreign jurisdictions where Informix is unable to utilize its net operating loss carryforwards. No income tax expense resulted in the three-month period ended September 30, 1998 due to a change in Informix's effective tax rate for the year ended December 31, 1998. The change resulted from implementation of measures to utilize net operating loss carryforwards in certain foreign jurisdictions and other measures to minimize foreign tax expense.

    FOREIGN EXCHANGE GAINS AND LOSSES

    Informix enters into forward foreign exchange contracts to hedge the value of accounts receivable or accounts payable denominated in foreign currencies against fluctuations in exchange rates until such receivables are collected or payables are disbursed. This program involves the use of forward foreign exchange contracts in the primary European and Asian currencies. Informix has limited unhedged transaction exposures in certain secondary currencies in Latin America, Eastern Europe and Asia Pacific because there are limited forward currency exchange markets in these currencies.

    In addition, in the first quarter of 1998, Informix initiated a program whereby it enters into forward foreign currency exchange contracts to hedge no more than 80% of anticipated net income of foreign subsidiaries for up to a maximum of one year in the future. Informix's outstanding forward exchange contracts used to hedge anticipated net income are marked to market. This hedging activity did not have a material impact on Informix's results of operations for the quarter ended, and the nine-month period ended, September 30, 1998.

    For the nine-month periods ended September 30, 1998 and September 28, 1997, Informix recorded net foreign currency gains/(losses) of $(2.6) million and $14.6 million, respectively. The restatement of the consolidated financial statements for the quarter ended March 30, 1997 resulted in a change in Informix's foreign currency denominated intercompany accounts receivable and accounts payable balances. As a result, certain foreign currency forward contracts were no longer effective as hedges. Transaction gains and losses realized due to fluctuations in foreign currency exchange rates that were only partially offset by gains and losses on forward foreign currency exchange contracts and the gains and losses on the forward exchange contracts resulted in a net foreign currency gain of $12.2 million in the quarter ended March 30, 1997.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

    The following table sets forth operating results as a percentage of net revenues for the three years ended December 31, 1997, respectively.

                                                                                            YEARS ENDED DECEMBER 31,
                                                                                       -----------------------------------
                                                                                          1997        1996        1995
                                                                                       ----------  ----------  -----------
                                                                                             PERCENT OF NET REVENUE
Net revenues:
  Licenses...........................................................................         57%         68%         73%
  Services...........................................................................         43          32          27
                                                                                           -----       -----         ---
    Total net revenues...............................................................        100         100         100
Costs and expenses:
  Cost of software distribution......................................................         10           6           6
  Cost of services...................................................................         25          20          14
  Sales and marketing................................................................         63          56          47
  Research and development...........................................................         21          16          14
  General and administrative.........................................................         13           9           8
  Write-off of goodwill and long-term assets.........................................          5       --          --
  Write-off of acquired research and development.....................................          1       --          --
  Restructuring charges..............................................................         16       --          --
  Merger expenses....................................................................      --              1       --
                                                                                           -----       -----         ---
    Total expenses...................................................................        154         108          89
                                                                                           -----       -----         ---
  Operating income (loss)............................................................        (54)         (8)         11
                                                                                           -----       -----         ---
  Net income (loss)..................................................................        (54)%       (10)%         6%
                                                                                           -----       -----         ---
                                                                                           -----       -----         ---

    Informix's operating results for fiscal 1997 were significantly below the prior year due to decreases in license revenue and increases in costs and expenses. Revenue declined 10% for fiscal 1997 in comparison to fiscal 1996. Revenue declined 9%, 7%, 10% and 2% in North America, Asia/Pacific, Europe and Latin America, respectively. The increase in operating expenses reflects continued expansion of product and customer support organizations through the early months of fiscal 1997 as well as incremental legal and audit expenses related to the stockholder lawsuits and the restatement process, charges of $30.5 million related to Informix's Japanese operations, $108.2 million for restructuring charges, $14.7 million for write-down to net realizable value of previously capitalized software costs and $7.0 million for a write-off of acquired research and development during the period. The lower revenues combined with increased operating costs resulted in an operating loss of $355.7 million for the year. See "Business of Informix-- Legal Proceedings," "--Cost of Software Distribution," "--Write-off of Acquired Research and Development," "--General and Administrative Expenses" and "--Restructuring Charges."

    Informix's operating results were affected negatively in 1996 as a result of operating expenses growing more rapidly than revenues. Informix continued to invest heavily in personnel in the areas of sales, marketing and customer service, and research and development and incurred integration expenses and fees associated with the acquisition in February 1996 of Illustra. In December 1996, Informix began shipping its Universal Server product. Informix incurred significant marketing expenses in connection with the initial announcement and launch of the Universal Server in fiscal 1996. These development, integration and marketing expenses adversely affected Informix's operating margins in fiscal 1996.

    REVENUES

    Informix derives revenues from licensing its software and providing post-license technical product support and updates to customers and from consulting and training services. License revenues may involve the shipment of product by Informix or the granting of a license to a customer to manufacture products. Service revenues consist of customer telephone or direct support, product update rights, consulting and training fees. Total net revenues were $663.9 million, $734.5 million and $636.5 million for fiscal 1997, 1996 and 1995, respectively. Between December 31, 1996 and 1997, total net revenues decreased by 10% or $70.6 million, primarily as a result of a substantial decrease in license revenues, partially offset by an increase in service revenues. Between December 31, 1995 and 1996, total net revenues increased by 15% or $98.0 million.

    LICENSE REVENUES. Informix sells its products directly to end-users as well as through resellers, including OEM's, distributors and VAR's. During fiscal 1996, Informix increased the focus on its reseller channels to establish partnerships with hardware and application vendors in order to utilize their sales force, obtain access to their installed base of customers and benefit from their consulting and systems integration organizations. Informix recognizes license revenue from resellers, except for those sold and billed on a per copy basis, when the licenses are resold or utilized by the reseller and all related obligations have been satisfied. License revenues accounted for 57%, 68% and 73% of total revenues in fiscal 1997, 1996 and 1995, respectively. The year-to-year declines in license revenues as a percentage of total revenues reflect the fact that service revenues have grown at a faster pace than license revenues, and that license revenues declined substantially in fiscal 1997.

    License revenue declined by 25% to $378.2 million for fiscal 1997 from $502.7 million for fiscal 1996. In the first quarter of fiscal 1997, license revenues decreased 43% compared to the fourth quarter of fiscal 1996. This decrease was primarily due to slow growth in demand for RDBMS products as well as Informix's inability to close a number of sales transactions that management anticipated would close by quarter's end, particularly in Europe. In the second quarter of fiscal 1997, license revenue increased 26% compared to the first quarter, principally as a result of stronger product license sales in North America. In the third quarter of fiscal 1997, license revenues decreased 29% compared to the second quarter. The decrease in the third quarter was attributable to a significant extent to decreased product license sales in Europe and Latin America and customer uncertainties resulting from Informix's announcement of the restatement of its financial statements in August 1997 and restructuring activities in September 1997. During the fourth quarter of fiscal 1997, license revenues increased 36% as compared to the third quarter of fiscal 1997. The increase in the fourth quarter of fiscal 1997 was principally due to increased license sales in Europe and Latin America, which Informix believes was due to improved customer confidence about Informix and its financial condition following the announcement of its restated financial statements.

    Informix does not believe that the decrease in license revenue in fiscal 1997 compared to fiscal 1996 reflects a reduced acceptance of Informix's products or a reduced competitive advantage of its products. Informix believes that this decrease was primarily attributable to the slowing growth in the market for RDBMS products and customer uncertainty about Informix's financial condition and viability, due to Informix's operating losses in the first three quarters of fiscal 1997, the announcement of the restatement, the delays in reporting operating results for the second and third quarters of fiscal 1997, the threatened de-listing of Informix's common stock from the Nasdaq National Market as a result of Informix's failure to satisfy its public reporting obligations, and Informix's actions to restructure operations and reduce operating expenses. In addition, Informix experienced a significant turnover in senior management sales positions during 1997, which adversely affected sales. During the fourth quarter of fiscal 1997, Informix filled certain key sales positions through new hires, internal promotion and reorganization of its sales force.

    License revenues increased 9% to $502.7 million for fiscal 1996 from $462.1 million for fiscal 1995. The license revenue growth during fiscal 1996 reflects an increase in sales of Informix's server products, particularly Informix's flagship database server, OnLine Dynamic Server, partially offset by a decrease in license revenues from its database tool products. The increase in server product revenues during fiscal 1996 reflected continued acceptance of Informix's server products. Informix believes that the RDBMS industry has benefited from market acceptance of UNIX, Windows, Windows NT and other open operating environments and trends to downsize from large proprietary computer systems. Informix believes that the decline in license revenues derived from its database tool products is primarily the result of competitive product offerings from other companies.

    At December 31, 1997, 1996 and 1995 licenses not resold by resellers representing approximately $180.0 million, $239.5 million and $83.6 million, respectively, were recorded as advances from customers and financial institutions and had not been recognized as earned revenue. Licenses originally recorded as advances from customers and financial institutions representing approximately $64.8 million, $58.2 million and $34.2 million were sold through reseller channels to end users during fiscal 1997, 1996 and 1995, respectively, and recognized as earned revenue. Informix estimates that approximately $50 to $70 million of the advances from customers and financial institutions of $180.0 million at December 31, 1997 will be sold through to end-users during fiscal 1998. Nevertheless, there can be no assurances that such licenses will be resold. If the underlying license agreements expire and are not renewed prior to resellers' selling all licenses to end users and Informix has no remaining obligations, the remaining revenue relating to customers' advances will be recognized in the quarter following the expiration of the reseller license agreements.

    Informix's license transactions can be relatively large in size and difficult to forecast both in timing and dollar value. As a result, these transactions have caused fluctuations in net revenues and net income (loss) because of the relatively high gross margin on such revenues. As is common in the industry, a disproportional amount of Informix's license revenue is derived from transactions that close in the last weeks or days of a quarter. The timing of closing large license agreements also increases the risk of quarter-to-quarter fluctuations. Informix expects that these types of transactions and the resulting fluctuations will continue.

    Informix is currently unable to forecast whether the decreases in license revenue experienced in fiscal 1997 will continue in fiscal 1998. During 1997, substantial uncertainty existed about Informix's business and financial condition. Informix believes that various actions taken by Informix during 1997 have substantially improved its financial condition. See "--Restructuring Charges" and "--Liquidity and Capital Resources." Nevertheless, adverse market conditions, including significant competitive pressures and ongoing customer uncertainty about Informix's financial condition and business prospects, could continue to have an adverse effect on license revenues and results of operations.

    SERVICE REVENUES. Service revenues increased 23% to $285.7 million for fiscal 1997 from $231.8 million for fiscal 1996. Service revenues increased 33% to $231.8 million for fiscal 1996 from $174.5 million for fiscal 1995. Service revenues accounted for 43%, 32% and 27% of total revenues in fiscal 1997, 1996 and 1995, respectively. As Informix's products become more complex, more support services are expected to be required. Informix intends to satisfy this requirement through internal support, third-party services and OEM support. Service revenues are comprised of maintenance, consulting and training revenues. Informix continues to emphasize support services as a source of revenue and the growth achieved in absolute dollars reflects the growth in Informix's installed base and strategic focus on providing consulting services for its customers. The year-to-year increases in service revenues as a percentage of total revenues reflect the fact that service revenues have continued to grow while license revenues declined substantially in fiscal 1997.

    Revenue derived from post-contract technical support and fees for software updates increased 18% to $188.1 million in fiscal 1997 from $159.5 million in fiscal 1996 and 31% in fiscal 1996 from $121.9 million in fiscal 1995. This increase is attributable principally to maintenance contracts for new license sales in each year as well as the renewal of existing maintenance contracts. In the event Informix continues to experience substantial declines in license revenue, such declines would be expected to have an adverse effect on growth in service revenues.

    Consulting and training revenues increased 35% to $97.6 million in fiscal 1997 from $72.3 million in fiscal 1996 and 38% in fiscal 1996 from $52.6 million in fiscal 1995. The growth in the consulting and training practice was driven by increased demand for consulting services primarily in North America and in Europe. Some significant one-time large consulting contracts were also executed in fiscal 1997 and contributed to the significant increase of consulting revenues year over year. There can be no assurances that similar one-time large consulting contracts will be entered into in future periods. Failure to secure such contracts may have an adverse impact on the growth of service revenues.

    GEOGRAPHIC DISTRIBUTION

    The Company's distribution markets are organized into four general markets:
North America; Europe, the Middle East and Africa; Latin America; and the Asia/Pacific region, including Japan. The North America, Europe, Latin America and Asia/Pacific organizations contributed 46%, 34%, 8% and 12% of the Company's net revenues, respectively, in fiscal 1997, compared to 46%, 34%, 7% and 13%, respectively, in fiscal 1996 and 45%, 36%, 6% and 13%, respectively, in fiscal 1995.

    Approximately 54%, 54% and 55% of Informix's net revenues were derived from sales to foreign customers in fiscal 1997, 1996 and 1995, respectively. Informix expects that foreign revenues will continue to provide a significant portion of total revenues. However, changes in foreign currency exchange rates, the condition of local economics, and the general volatility of software markets may result in a higher or lower proportion of foreign revenues in the future. In Europe and Asia/Pacific most revenues and expenses are now denominated in local currencies. The U.S. dollar strengthened in fiscal 1997 against the major European and Asia/Pacific currencies, which resulted in lower revenue and expenses recorded when translated into U.S. dollars, compared with the prior year periods. Although the Company has also increased its direct presence in Latin America, a significant percentage of this region's revenue is still denominated in U.S. dollars. Although the effect was not significant in fiscal 1997, the Company has in the past experienced significant currency fluctuations in Mexico, and to a lesser extent, other Latin American countries, and expects such fluctuations may occur in the future. The Company's operating and pricing strategies take into account changes in exchange rates over time; however, the Company's results of operations may be significantly affected in the short term by fluctuations in foreign currency exchange rates. In addition, the current continued weakness observed in Asian currencies may result in reduced revenues from the countries affected by this condition, thus having a negative impact on the overall performance of the Company.

    CONCURRENT TRANSACTIONS

    Principally during fiscal 1996, the Company entered into software license agreements with certain computer and service vendors where the Company concurrently committed to acquire goods and services. These concurrent transactions in fiscal 1996 included license agreements of approximately $170.0 million and a commitment by the Company to acquire goods and services in the aggregate of approximately $130.0 million. Concurrent transactions in 1997 included license agreements of approximately $21 million and a commitment by the Company to acquire goods and services in the aggregate of approximately $50 million. See Notes 1 and 2 of Notes to Consolidated Statements.

    COST OF SOFTWARE DISTRIBUTION

                                                           1997       CHANGE       1996       CHANGE       1995
                                                         ---------  -----------  ---------  -----------  ---------
                                                                           (DOLLARS IN MILLIONS)
Manufactured cost of software distribution.............  $    26.9         (16)% $    32.2          26%  $    25.6
Percentage of license revenue..........................          7%                      6%                      6%
Amortization of capitalized software...................  $    21.4          47%  $    14.6          21%  $    12.0
Percentage of license revenue..........................          6%                      3%                      3%
Write-down to net realizable value.....................  $    14.7        N.M.      --            N.M.      --
Percentage of license revenue..........................          4%
Cost of software distribution..........................  $    63.0          35%  $    46.8          24%  $    37.6
Percentage of license revenue..........................         17%                      9%                      8%

------------------------

N.M.=Not meaningful

    Cost of software distribution increased to $63.0 million for fiscal 1997 from $46.8 million and $37.6 million for fiscal 1996 and 1995, respectively. Software distribution costs consist primarily of (i) manufacturing and related costs such as media, documentation, product assembly and purchasing costs, freight, customs, and third-party royalties and (ii) amortization of previously capitalized software development costs, including adjustments to the carrying value of such capitalized costs based on changes to the carrying value of such capitalized costs based on changes to Informix's estimates of the net realizable value of related products.

    Excluding amortization and write-down to net realizable value of previously capitalized software development costs, cost of software distribution as a percentage of license revenue was 7% for fiscal 1997 and 6% for both 1996 and 1995. In the future, the cost of software distribution as a percentage of revenue may vary depending upon whether the product is reproduced by Informix or by its customers.

    Amortization of capitalized software costs commences the quarter following product introduction. Capitalized software amortization increased 47% to $21.4 million for fiscal 1997 from $14.6 million for the prior year period. The increase in amortization of capitalized software in absolute dollars and as a percentage of net revenues is due to the release of Informix's Universal Server products in the fourth quarter of fiscal 1996. The absolute value of amortization of capitalized software will vary period to period as new products are released and other products become fully amortized.

    Amortization of capitalized software increased 21% in fiscal 1996 compared to fiscal 1995 due to the release of several products in the latter half of 1995 and 1996. The absolute value of amortization of capitalized software will vary from quarter to quarter as new products are released and other product development costs become fully amortized.

    The write-down to net realizable value of $14.7 million during the first quarter of fiscal 1997 was due to Informix's acquisition of CenterView Software, Inc. ("CenterView") and the related announcements of its revised tool strategy. In accordance with Financial Accounting Standards Board Statement No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," a net realizable value test was performed on certain of Informix's database tool products and resulted in a write-down of $14.7 million of previously capitalized software costs. In addition to this write-down, Informix recorded separately a $7.0 million charge for write-off of Acquired Research and Development in connection with Informix's acquisition of CenterView. See "--Write-off of Acquired Research and Development."

    COST OF SERVICES

    Cost of services consists primarily of maintenance, consulting and training expenses. Cost of services increased 15% to $166.9 million for fiscal 1997 from $144.9 million for fiscal 1996. Cost of services increased 58% to $144.9 million for fiscal 1996 from $91.5 million for fiscal 1995. The overall growth in cost of services of 15% between fiscal 1996 and 1997 is consistent with the 23% growth in service revenues over the same period. The cost of services increased significantly in fiscal 1996 as Informix substantially expanded its consulting practice in the United States and Europe as well as its technical support organization in order to provide customer assistance for the Online Dynamic Server product line. Cost of services decreased as a percentage of service revenues to 58% for fiscal 1997 compared to 62% for the same period in 1996. During fiscal 1997, gross margins increased relative to both support revenue and consulting/training revenue, particularly in the third and fourth quarters of that year. Informix believes that the increased margins during fiscal 1997 were principally attributable to more efficient delivery of services. The increase in cost of services in fiscal 1996 in absolute dollars and as a percentage of net revenues compared to the prior year is primarily due to Informix's expansion of consulting and support service capabilities as products have become more complex.

    SALES AND MARKETING EXPENSES

    Sales and marketing expenses increased less than 1% to $417.2 million for fiscal 1997 from $413.7 million for fiscal 1996. Sales and marketing expenses increased 37% to $413.7 million for fiscal 1996 from $301.9 million for fiscal 1995. As a percentage of revenues, sales and marketing expenses increased to 63% in fiscal 1997 from 56% in fiscal 1996, due to a reduction in net revenues. As a percentage of revenues, sales and marketing expenses increased to 56% in fiscal 1996 from 47% in fiscal 1995, due to significant increases in sales and marketing personnel and marketing programs starting in late 1996.

    During the late months of fiscal 1996 and in the early months of fiscal 1997, there were significant increases in personnel and expenses as Informix continued to expand its sales force for anticipated license revenue growth and continued to implement various marketing programs, including its Information Superstore program. The Information Superstore program, which was launched in fiscal 1996 and through the early months of 1997, resulted in increased depreciation expense due to the fixed asset purchases related to the program. The slight increase in sales and marketing expense in fiscal 1997 in absolute dollars compared to fiscal 1996 was a result of continued increased expenses in the early months of fiscal 1997, offset by a significant reduction in overall sales and marketing expenses in the second half of fiscal 1997 in connection with the restructuring plan executed by Informix.

    Due to the significant revenue shortfall in the first quarter of fiscal 1997, Informix executed internal restructuring plans in the second quarter and again in the third quarter, which included reducing headcount, consolidating facilities and operations, and downsizing, eliminating or converting Information Superstores into solution labs managed by Informix's consulting practice. Informix had significantly lower sales and marketing costs in the fourth quarter of fiscal 1997 as a result of these measures. In the fourth quarter of fiscal 1997, sales and marketing expenses were reduced to $69.3 million. Costs in the fourth quarter of fiscal 1997 were 43% lower than the prior year quarter and 32% lower than the third quarter of fiscal 1997.

    The significant increase in sales and marketing expenses in fiscal 1996 in absolute dollars compared to fiscal 1995 was a result of the addition of new sales offices and sales personnel worldwide as Informix expanded its worldwide sales organization, the opening of new foreign offices, higher commission expense associated with the increase of revenues prior to the restatement and increased marketing programs associated with new product launches.

    RESEARCH AND DEVELOPMENT EXPENSES

                                                                  1997       CHANGE       1996        CHANGE        1995
                                                                ---------  -----------  ---------  -------------  ---------
                                                                                   (DOLLARS IN MILLIONS)
Incurred product development expenditures.....................  $   161.1           8%  $   148.6           44%   $   103.1
Expenditures capitalized......................................  $    21.8         (23)% $    28.4           62%   $    17.5
Research and development expenses.............................  $   139.3          16%  $   120.2           40%   $    85.6
Expenditures capitalized as a percentage of incurred..........         14%                     19%                       17%

    Research and development expenses increased 16% to $139.3 million for fiscal 1997 from $120.2 million for fiscal 1996. Research and development expenses increased 40% to $120.2 million for fiscal 1996 from $85.6 million for fiscal 1996. The year-to-year increase in research and development expenses in absolute dollars for fiscal 1997, is attributable principally to an increase in staff which occurred during the early part of fiscal 1997, working on new products and product extensions. The year-to-year increase in research and development expenses in absolute dollars for fiscal 1996 is attributable principally to an increase in staff working on the development of new products and product extensions, including Universal Server.

    Informix accounts for its software development expenses in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." This statement requires that, once technological feasibility of a developing product has been established, all subsequent costs incurred in developing that product to a commercially acceptable level be capitalized and amortized ratably over the revenue life of the product.

    Prior to fiscal 1997, the higher capitalization in absolute dollars of product development expenditures from year to year resulted from an increase in the work involved in projects having already reached technological feasibility as they neared their release dates, including Universal Data Options formerly Informix Universal Server.

    Informix believes that research and development expenditures are essential to maintaining its competitive position in its primary markets and expects the expenditure levels to continue to constitute a significant percentage of revenues.

    GENERAL AND ADMINISTRATIVE EXPENSES

    In fiscal 1997, general and administrative expenses increased 36% to $87.5 million from $64.4 million for fiscal 1996. In fiscal 1996, general and administrative expenses increased 26% to $64.4 million from $51.1 million for fiscal 1995. The increase in fiscal 1997 in general and administrative expenses in absolute dollars and as a percentage of net revenue was primarily the result of the continued expansion of Informix's international operations, higher bad debt expense of $4.6 million, incremental legal and auditing expenses of $8 million resulting from the stockholders' litigation and the restatement of Informix's financial statements, and the write-off of certain assets of $2.2 million. General and administrative expenses increased in absolute dollars in 1996 compared to 1995 as a result of the continued expansion of Informix's international operations.

    WRITE-OFF OF GOODWILL AND OTHER LONG-TERM ASSETS

    In accordance with Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," Informix records impairment losses on long-lived assets used in its operations when events and circumstances indicate that the assets might be impaired and the estimated future undiscounted cash flows to be generated by those assets are less than the assets' carrying amounts.

    In the first quarter of fiscal 1997, Informix's Japanese subsidiary experienced a significant shortfall in business activity compared to historical levels. This fact, coupled with continuing competitive pressures in the Japanese market, resulted in Informix adjusting its forecasts of the subsidiary's future cash flows and further led Informix to evaluate the recoverability of the subsidiary's long-lived assets, including computer and other equipment, acquired intangible assets and goodwill. As a result of this evaluation, Informix determined that the carrying value of these long-lived assets had been impaired and, accordingly, recorded a charge in the first quarter of $30.5 million to write-down the assets' carrying value to their estimated fair value. Fair value was determined using estimated future discounted cash flows of the subsidiary and/or resale values as appropriate.

    WRITE-OFF OF ACQUIRED RESEARCH AND DEVELOPMENT

    In February 1997, Informix acquired all of the outstanding capital stock of CenterView, a privately owned corporation that provides software tools for application development. The aggregate purchase price was approximately $8.7 million, which included cash plus direct costs of acquisition. For financial statement purposes, the acquisition has been accounted for as a purchase and, based on an independent appraisal of all the assets acquired and liabilities assumed, the purchase price was allocated to the specifically identifiable tangible and intangible assets acquired, including approximately $7.0 million of purchased research and development which has been charged to operations in the period the acquisition was consummated, the first quarter of fiscal 1997.

    Based on a review of CenterView's current suite of products, Informix's management identified and classified future versions of Informix's Data Director product as in-process technology, specifically Versions 3.0 and 4.0, as of the date of its acquisition. Data Director is an integrated development extension for Microsoft Visual Basic that enables companies to build corporate Intranet and client/server applications in a single environment. Data Director enhances Visual Basic with a model-driven data access engine that manages all database interactions between client and server, eliminating the complexity traditionally associated with client/server development and enabling companies to build client/server applications faster and more efficiently than with Visual Basic alone.

    Based on discussions with CenterView management, including project development project managers regarding the stage of development of Versions 3.0 and 4.0, it was determined that these projects had not reached technological feasibility as of the date of the CenterView acquisition, nor did these projects have any alternative future use. This determination was based primarily on an assessment of the history of the research and development schedules for the projects, their current stage of development, the risks inherent in completing the incremental research and development efforts necessary to reach technological feasibility, and the planned general release dates. Version 3.0 was scheduled for first customer release in July 1997 while Version 4.0 was anticipated to reach first customer release in April 1998. Based on the discussions with CenterView management regarding historical product releases, it was determined that commercial release occurs approximately two to three months after first customer introduction of the product. The projects are expected to produce positive levels of cash flow during the year ended December 31, 1998. Moreover, Informix estimated that the costs to complete these projects would be approximately $8.4 million in fiscal 1997 and approximately $4.2 million in fiscal 1998. These figures were estimated by considering (i) the development schedules of the in-process projects; (ii) complexity of the identified development projects; and (iii) number of engineer hours per project, per year.

    The market for Informix's Data Director product is characterized by rapidly changing technology, frequent new product introductions and evolving market and customer demands. Although CenterView successfully developed and marketed Data Director Version 2.1 and previous versions, there can be no assurance that Informix will be successful in developing and marketing the enhanced versions of the Data Director product. As such, the in-process technology embedded in Data Director Versions 3.0 and 4.0 was valued utilizing risk-adjusted cash flows to incorporate these and other uncertainties associated with Informix's product development efforts. Failure to successfully complete these efforts in a timely manner could adversely affect the market potential for the acquired CenterView products.

    RESTRUCTURING CHARGES

    In June and again in September 1997, Informix approved plans to restructure its operations in order to bring expenses in line with forecasted revenues. In connection with these restructurings, Informix substantially reduced its worldwide headcount and consolidated facilities and operations to improve efficiency. The following analysis sets forth the significant components of the restructuring reserve at December 31, 1997:

                                                                                                       ACCRUAL BALANCE
                                                             RESTRUCTURING   NON-CASH       CASH       AT DECEMBER 31,
                                                                EXPENSE        COSTS      PAYMENTS          1997
                                                             -------------  -----------  -----------  -----------------
                                                                                   (IN MILLIONS)
Severance and benefits.....................................    $    21.9     $  --        $    19.5       $     2.4
Write-off of assets........................................         48.2          48.2       --              --
Facility charges...........................................         34.7           7.7          3.8            23.2
Other......................................................          3.4           2.2           .2             1.0
                                                                  ------         -----        -----           -----
                                                               $   108.2     $    58.1    $    23.5       $    26.6
                                                                  ------         -----        -----           -----
                                                                  ------         -----        -----           -----

    Severance and benefits represent the reduction of approximately 670 employees, primarily sales and marketing personnel, on a worldwide basis. Temporary employees and contractors were also reduced. Write-off of assets include the write-off or write-down in carrying value of equipment as a result of Informix's decision to reduce the number of Information Superstores throughout the world, as well as the write-off of equipment associated with headcount reductions. The equipment subject to the write-offs and write-downs consists primarily of computer servers, workstations, and personal computers that will no longer be utilized in Informix's operations. These assets were written down to their fair value less cost to sell. The carrying value at December 31, 1997, of computer equipment included in the restructuring activities during the second and third quarters of 1997 and intended to be disposed of, is approximately $2.2 million. Facility charges include early termination costs associated with the closing of certain domestic and international sales offices.

    As a result of these restructuring activities, Informix was able to reduce its operating expenses, in the form of lower depreciation expense, reduced salaries and wages and lower rent expense, by approximately $12.2 million and $19.7 million, respectively, in the third and fourth quarters of 1997 compared to quarterly expense levels incurred in 1997 prior to the initiation of the restructuring activities.

    The total restructuring expense decreased by $1.2 million during the fourth quarter of fiscal 1997 primarily due to adjusting the original estimate of the loss to be incurred on the sale of land to the actual loss.

    Informix expects to complete most of the actions associated with restructuring by the end of the second quarter of fiscal 1998.

    MERGER EXPENSES

    In the first quarter of 1996, Informix recorded expenses of approximately $5.9 million as a result of the acquisition of Illustra, which was accounted for as a pooling of interests. These costs consisted primarily of investment banking, legal and accounting fees.

    INTEREST INCOME

    Interest income was $5.6 million as compared to $9.9 million and $8.1 million for fiscal 1997, 1996 and 1995, respectively. The decline in fiscal 1997 in comparison to fiscal 1996 resulted from a reduction in the average interest-bearing cash and short-term investments balances in fiscal 1997. The reduction in cash is due to lower sales and higher expenses. The increase in interest income from fiscal 1995 to fiscal 1996 was due to higher balances of cash and cash equivalents and short-term investments, offset by slightly lower interest rates.

    INTEREST EXPENSE

    Interest expense decreased to $9.4 million from $12.5 million and increased from $6.3 million for fiscal 1997, 1996 and 1995, respectively. Interest expense principally relates to interest charges incurred in connection with financing of customer accounts receivable and has decreased due to a decrease in the amount of receivables financed.

    OTHER INCOME, NET

    Other income, net, increased to $10.5 million for fiscal 1997 from $2.9 million and $0.1 million in fiscal 1996 and 1995, respectively. The increase from fiscal 1996 was due primarily to $8.1 million of net gains on the sale of marketable securities and $8.0 million of foreign currency transaction gains, offset partially by adjustments of $4.5 million to the carrying value of strategic investments and $1.1 million of other expenses. Other income, net, in fiscal 1996 consisted of $3.9 million of gain on sale of marketable securities offset by other net expenses of $1.0 million.

    The restatement of the 1996, 1995 and 1994 financial statements resulted in a change in Informix's foreign currency denominated intercompany accounts payable and accounts receivable balances. As a result, certain foreign currency transaction gains and losses realized due to fluctuation in the related asset and liability currency exchange rates were not offset by underlying gains and losses on forward foreign currency exchange contracts used to hedge those foreign currency exposures. Informix recorded net foreign currency transaction gains of approximately $8.0 million, $.3 million and $.2 million in fiscal 1997, 1996 and 1995, respectively; the restatement of Informix's financial statements affected the recorded net foreign currency transaction gains and (losses) as follows: $7.5 million, $(0.7) million, $0.1 million and $(0.5) million in fiscal 1997, 1996, 1995 and 1994, respectively.

    INCOME TAXES

    In fiscal 1997, income tax expense resulted primarily from foreign withholding taxes and taxable earnings in certain foreign jurisdictions. The expected tax benefit computed by applying the federal statutory rate to the loss before income taxes was substantially offset by a corresponding increase in the valuation allowance for net deferred tax assets. Informix has provided a valuation allowance for the net deferred tax assets in excess of amounts recoverable through carryback of net operating losses. Accordingly, realization of the net deferred tax asset at December 31, 1997 of $34 million is not dependent on future taxable income.

    In fiscal 1996, income tax expense resulted from an increase in the valuation allowance for deferred tax assets attributable to foreign net operating loss carryforwards, foreign withholding taxes and taxable earnings in certain foreign jurisdictions.

    IMPACT OF RESTATEMENT ON QUARTERLY FINANCIAL INFORMATION

    The restatement of the financial statements for fiscal 1996, 1995 and 1994 and the first quarter of fiscal 1997 had the following impact on previously reported quarterly financial information.

                                   FIRST QUARTER         SECOND QUARTER(3)        THIRD QUARTER(3)       FOURTH QUARTER(3)
                               ----------------------  ----------------------  ----------------------  ----------------------
                               AS REPORTED  RESTATED   AS REPORTED  RESTATED   AS REPORTED  RESTATED   AS REPORTED  RESTATED
                               -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
                                                            (IN THOUSANDS EXCEPT PER SHARE DATA)
Year ended December 31, 1997
  Net revenues...............   $ 133,664   $ 149,902   $ 182,012   $ 182,527   $ 149,911   $ 150,184   $ 181,152   $ 181,279
  Gross profit(2)............      63,185      79,616     123,527     124,042      97,625      97,898     132,266     132,393
  Net income (loss)(1)(2)....    (140,107)   (144,161)   (111,377)     --        (110,523)     --           9,194      --
  Preferred stock dividend...      --          --          --          --          --          --            (301)     --
  Value assigned to
    warrants.................      --          --          --          --          --          --          (1,601)     --
                               -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
Net income (loss) applicable
  to common stockholders.....    (140,107)   (144,161)   (111,377)     --        (110,253)     --           7,292      --
  Net income (loss) per
    common share:
  Basic......................   $   (0.93)  $   (0.95)  $   (0.73)  $  --       $   (0.73)  $  --       $    0.05   $  --
    Diluted..................       (0.93)      (0.95)      (0.73)     --           (0.73)     --            0.04      --

Year ended December 31, 1996
  Net revenues...............   $ 204,021   $ 164,985   $ 226,282   $ 160,290   $ 238,180   $ 190,600   $ 270,828   $ 218,665
  Gross profit...............     160,584     121,758     178,474     113,041     189,003     141,619     218,342     166,486
  Net income (loss)..........      15,891     (15,377)     21,628     (34,083)     26,181     (17,095)     34,118      (7,010)
  Net income (loss) per
    share:
    Basic....................   $    0.11   $   (0.10)  $    0.15   $   (0.23)  $    0.17   $   (0.11)  $    0.23   $   (0.05)
    Diluted..................        0.10       (0.10)       0.14       (0.23)       0.17       (0.11)       0.22       (0.05)

Year ended December 31, 1995
  Net revenues...............   $ 148,037   $ 146,325   $ 164,068   $ 142,381   $ 182,701   $ 168,002   $ 219,413   $ 179,839
  Gross profit...............     121,839     120,343     134,042     112,432     150,183     137,668     178,396     136,971
  Net income (loss)..........      17,646      16,177      20,184      (2,731)     23,896       7,759      35,918      17,372
  Net income (loss) per
    share:
    Basic....................   $    0.12   $    0.11   $    0.14   $   (0.02)  $    0.16   $    0.05   $    0.24   $    0.12
    Diluted..................        0.12        0.11        0.14       (0.02)       0.16        0.05        0.23        0.11

Year ended December 31, 1994
  Net revenues...............   $  96,242   $  92,763   $ 106,214   $  96,217   $ 117,081   $ 111,428   $ 150,575   $ 151,561
  Gross profit...............      81,429      77,950      89,765      79,768      98,106      92,453     129,520     130,506
  Net income (loss)..........      11,540       8,922      12,210       4,686      15,446      11,191      22,752      23,494
  Net income (loss) per
    share:
    Basic....................   $    0.09   $    0.07   $    0.09   $    0.03   $    0.11   $    0.08   $    0.16   $    0.17
    Diluted..................        0.08        0.06        0.09        0.03        0.11        0.08        0.16        0.16

------------------------------

(1) The Company recorded in the second quarter and again in the third quarter of fiscal 1997, restructuring charges of $59.6 million and $49.7 million, respectively. The total restructuring expenses decreased by $1.2 million during the fourth quarter of fiscal 1997 primarily due to adjusting the original estimate of the loss to be incurred on the sale of land to the actual loss. (See Note 13 to the Consolidated Financial Statements)

(2) In the first quarter of fiscal 1997, the Company recorded a charge of $30.5 million to write down the carrying values of certain of its Japanese subsidiary's long-lived assets to their fair values. During the same quarter, the Company also recorded a charge of $14.7 million to write down the carrying value of capitalized software development costs for certain products to their net realizable value.

(3) The second, third and fourth quarters of fiscal 1997 were restated to reclassify interest expense on sold receivables to interest expense which had previously been classified as a reduction of net revenues.

    The restatement of the financial statements for the first quarter of fiscal 1998 had the following impact on previously reported quarterly financial information.

                                                                        THREE MONTHS ENDED
                                                                          MARCH 31, 1998
                                                                      -----------------------
                                                                      AS REPORTED   RESTATED
                                                                      -----------  ----------
New revenues........................................................   $ 167,182   $  160,999
Gross profit........................................................     119,924      113,741
Net income (loss)...................................................       7,078        1,811
Preferred stock dividend............................................        (603)        (603)
Value assigned to warrants..........................................      (1,594)      (1,594)
                                                                      -----------  ----------
Net income (loss) applicable to common stockholders.................       4,881         (386)
Net income (loss) per common share:
  Basic.............................................................   $    0.03   $    (0.00)
  Diluted...........................................................        0.03        (0.00)

LIQUIDITY AND CAPITAL RESOURCES

                                                           AS OF OR FOR THE
                                                          NINE MONTHS ENDED          AS OF OR FOR THE YEAR ENDED
                                                     ----------------------------           DECEMBER 31,
                                                     SEPTEMBER 30,  SEPTEMBER 28,  -------------------------------
                                                         1998           1997         1997       1996       1995
                                                     -------------  -------------  ---------  ---------  ---------
                                                                             (IN MILLIONS)
Cash, cash equivalents and short-term
  investments......................................    $   156.4      $    95.5    $   155.5  $   261.0  $   253.2
Working capital (deficit)..........................        (14.4)        (254.9)      (140.2)       3.1      163.6
Cash and cash equivalents provided by (used in)
  operations.......................................        (23.0)        (144.0)      (144.8)     (29.4)      59.3
Cash and cash equivalents used in investment
  activities.......................................        (21.4)         (75.5)       (63.1)    (145.3)    (157.7)
Cash and cash equivalents provided by financing
  activities.......................................         33.6           67.1        115.2      228.7      136.8

    OPERATING CASH FLOWS

    Cash used by operations decreased significantly to $23.0 million for the nine-month period ended September 30, 1998 from $144.0 million in the same period in 1997 due primarily to Informix's efforts to reduce operating expenses. Cash used by operations increased significantly to $144.8 million for the year ended December 31, 1997 from $29.4 million in 1996 due to operating expenses in excess of revenues. Cash from operations did not provide sufficient resources to fund Informix's operations in fiscal 1997 and 1996.

    The net loss of $356.9 million for fiscal 1997, included a number of non-cash transactions. These non-cash transactions included write-downs of long term assets, capitalized software, goodwill and acquired research and development and certain non-cash restructuring charges which partially offset the net loss resulting in net cash used by operations of $144.8 million.

    Net accounts receivable increased by $9.6 million as of September 30, 1998 as compared to December 31, 1997. Net accounts receivable decreased by $52.5 million to $142.0 million as of December 31, 1997 from December 31, 1996. This decrease resulted from a $37.4 million decrease in revenues during the fourth quarter of fiscal 1997 as compared to the fourth quarter of fiscal 1996 partially offset by a reduction in its financing programs with third-party financial institutions in fiscal 1997. Days sales outstanding ("DSO") was 71, 83 and 79 at December 31, 1997, 1996 and 1995, respectively. Informix increased its efforts to improve cash collections in fiscal 1997 in response to its deteriorating cash position during the year. Informix expects DSO in 1998 to approximate or to slightly increase from the fiscal 1997 levels. DSO increased from approximately 71 days in December 1997 to 74 days in September 1998. The days sales outstanding ratio is dependent on many factors, including the mix of contract-based revenue with significant OEMs and large corporate and government end-users versus revenue recognized on shipments to application vendors and distributors. Cash received from customers and third-party financial institutions in advance of revenue being recognized has been recorded as advances on unearned license revenue; however, Informix does not expect to finance amounts due from customers subsequent to December 31, 1997.

    INVESTING CASH FLOWS

    Net cash and cash equivalents used in investing activities decreased in the nine-month period ended September 30, 1998 compared to the same period in 1997 due in large part to Informix's emphasis on increasing its working capital position. In the nine-month period ended September 30, 1998, Informix acquired $13.2 million of capital equipment as compared to $94.2 million during the same period in 1997. The decrease of capital equipment purchases in the nine-month period ended September 30, 1998 resulted from Informix's reduction in employee headcount, the related cost containment program and Informix's decision to downsize, eliminate or convert its Superstores into solution labs managed by Informix's consulting practice. In the future, Informix anticipates the actual level of capital spending will be dependent on a variety of factors, including Informix's business requirements and general economic conditions.

    Net cash and cash equivalents used in investing activities decreased for the year ended December 31, 1997 compared with the same period in 1996. The decrease was due in large part to lower investments of excess cash due to the significant decline in cash balances over the year. Significant investing activities, excluding the investment of excess cash, during the year included additions to software costs of $20.8 million, the sale of available-for-sale securities for $46.0 million, purchase of the Santa Clara property and capital equipment of $92.2 million, the purchase of CenterView for $8.7 million and net proceeds from selling the Santa Clara property of $59.3 million.

    Informix sold its interest in a strategic investment during fiscal 1997 which resulted in net proceeds of $10.4 million.

    Informix planned on relocating its corporate headquarters to Santa Clara, California, approximately 15 miles to the south of Informix's headquarters. In January 1997, Informix entered into a two year lease for 27 acres of undeveloped commercial real estate which required a pledge of $61.5 million in cash into a non-interest bearing collateral account controlled by an affiliate of the lessor. In April 1997, Informix exercised its option to purchase the land for $61.5 million with the intent to arrange for the sale of the parcels to unrelated third parties. The $61.5 million is reflected in the "purchases of land and property and equipment" line of the cash flow statement. The land sales closed in the fourth quarter of fiscal 1997, and $59.3 million is disclosed on the "proceeds from disposal of land and property and equipment."

    In addition, during fiscal 1997, Informix acquired $30.7 million of capital equipment consisting primarily of computer equipment, computer software and office equipment. Capital equipment purchases were primarily the result of Informix's expected expansion during the first half of fiscal 1997.

    In February 1997, Informix acquired all of the outstanding capital stock of CenterView, a privately owned corporation that provides software tools for application development. The aggregate purchase price was approximately $8.7 million, which included cash plus direct costs of acquisition. For financial statement purposes, the acquisition has been accounted for as a purchase and, based on an independent appraisal of all the assets acquired and liabilities assumed, the purchase price was allocated to the specifically identifiable intangible assets acquired, including approximately $7.0 million of purchased research and development which has been charged to operations in the period the acquisition was consummated the first quarter of fiscal 1997.

    FINANCING

    Net cash and cash equivalents provided by financing activities in the nine-month period ended September 30, 1998 consist primarily of proceeds from the sale of Informix's common stock to employees, and the purchase of 60,000 additional shares of Series A-1 Preferred Stock at $250 per share for net proceeds to Informix of $14.1 million in connection with the partial exercise of the Series A-1 Warrant.

    Informix's programs with third-party financing institutions in the first half of 1997 provided financing for extended credit terms instead of such financing being provided by Informix. This was the primary source of net cash and cash equivalents provided by financing activities in the first half of 1997. Cash received from customers and third-party financial institutions in advance of revenue being recognized is reflected in the Statement of Cash Flows under "Advances from Customers and Financial Institutions" as a financing activity. Informix no longer enters into third-party financing arrangements involving the sale of its receivables. See "Risk Factors Relating to Informix--Need for Additional Financing and Working Capital Deficit."

    Net cash and cash equivalents provided by financing activities in fiscal 1997 decreased in comparison to the same period in 1996. A significant portion of the decrease was the decline in advances from customers and financial institutions, partially offset by the proceeds from issuances of preferred and common stock.

    Informix may receive cash, either from the customer, or from a financial institution to whom the customer payment streams due under software license arrangements are sold, prior to the time the license fee is recognized as earned revenue. If Informix fails to comply with the contractual terms of the specific license agreement, Informix could be required to refund to the customer or the financial institution the amount(s) received. However, Informix does not believe the refunds of amounts received, if any, will have a material effect on Informix's results of operations, financial position or cash flows. During fiscal 1997, 1996 and 1995, Informix received $21.8 million, $207.2 million and $109.3 million, respectively, of license fee payments in advance of revenue being recognized under such transactions.

    Proceeds from common stock represent stock options exercised and purchases under the employee stock purchase plan. In September 1997, Informix's Board of Directors authorized the repricing of outstanding stock options to purchase common stock under Informix's stock option plans so that the exercise price of repriced options would equal the closing sales price of Informix's common stock as reported on The Nasdaq Stock Market on November 17, 1997, which was $7.1563. In December 1997, Informix's Board of Directors authorized a second opinion repricing to be effective January 9, 1998 (the "Second Repricing Effective Date") based upon the closing sales price of Informix's common stock as of the Second Repricing Effective Date ($5.094). Under the terms of the second repricing, each employee, other than officers and directors of Informix, could elect to exchange any option outstanding as of May 1, 1997 for a new option with an exercise price equal to the closing sales price on the Second Repricing Effective Date. Options exchanged in the second repricing may not be exercised for a period of one year from the Second Repricing Effective Date. See "Executive Compensation--Stock Option Repricing."

    In August 1997, Informix raised net proceeds of $37.6 million through the issuance of the Series A Preferred. In November 1997, Informix raised an additional $50.0 million in net proceeds (excluding a $1.0 million fee paid to a financial advisor of Informix) through the issuance of the Series B Preferred. Simultaneously with the closing of the Series B Preferred, the holders of the Series A Preferred exchanged all their outstanding shares of Series A Preferred for the newly designated Series A-1 Preferred, having substantially similar rights, preferences and privileges as the Series A Preferred with the exception of certain amendments, including revisions to the terms under which such shares become mandatorily redeemable.

    Informix assigned its leasehold interest and its related obligations under an office space lease in Santa Clara, California to an unrelated third party. The lease term was for fifteen years and minimum lease payments amount to $96.0 million over the term. Informix remains contingently liable for minimum lease payments under the terms of the assignment.

    As of December 31, 1997, Informix was contractually obligated to purchase approximately $4.4 million of various computer equipment.

    Informix has several active software development and service provider contracts with third-party technology providers. These agreements contain financial commitments by Informix of $15.1 million, $11.4 million, $10.4 million, $7.3 million and $3.5 million in fiscal 1998, 1999, 2000, 2001 and 2002, respectively.

    In December 1997, Informix Software, Inc., a Delaware corporation and Informix's principal operating subsidiary ("Informix Software"), entered into a Senior Secured Credit Agreement with a syndicate of commercial banks, including BankBoston, N.A. as administrative agent and Canadian Imperial Bank of Commercial as syndication agent, providing for a revolving credit facility of up to $75 million (the "Credit Facility"). The actual amount available under the Credit Facility, for either direct borrowings or issuances of letters of credit, is based on 80 percent of the eligible domestic accounts receivable and 50 percent of the eligible foreign accounts receivable. Accounts receivable for an account debtor are ineligible for purposes of the Credit Facility when (a) such account receivable is outstanding for longer than 60 days, (b) the account debtor or any other person obligated to make payment thereon asserts any defense, offset, counterclaim or other right to avoid or reduce the amount of the account receivable, but only to the extent the lenders reasonably determine a valid defense, offset, counterclaim or other right exists and then only to the extent of such right, (c) the account debtor or other person required to make payment thereon is insolvent, subject to bankruptcy or receivership proceedings or has made an assignment for the benefit of creditors or whose credit standing is unacceptable to the lenders, and the lenders have so notified Informix, (d) the account debtor is a lender under the Credit Facility, (e) 30 percent or more of the accounts receivable of any account debtor is deemed ineligible because such accounts are outstanding for longer than 60 days thus rendering all the accounts receivable of that debtor ineligible and (f) the lender reasonably deems not to qualify an account receivable as eligible and provides a reasonably detailed written explanation to Informix. Under the Credit Facility, foreign accounts receivable that are backed by a letter of credit issued or confirmed by a financial institution approved by the lenders are deemed to be domestic accounts receivable. As a result, the aggregate amount available under the Credit Facility will vary from time to time based on the amount and eligibility of Informix's receivables. As of December 31, 1997, no borrowings were outstanding under the Credit Facility, Informix's accounts receivable totaled $142 million and its borrowing base under the Credit Facility was $47 million.

    The purpose of the Credit Facility is to provide Informix working capital and finance general corporate purposes. The term of the Credit Facility is two years. Amounts outstanding under the Credit Facility bear interest at a premium over one of two alternative variable rates selected by Informix. The "Base Rate" equals the greater of (i) the rate of interest announced by BankBoston, N.A. as its "base rate" and (ii) the Federal Funds Effective Rate plus 1/2 of 1% per year. The "Adjusted LIBOR Rate" equals (i) the London Interbank Offered Rate divided by (ii) one minus the applicable reserve requirement under Regulation D of the Federal Reserve Board. The maximum premium over the Base Rate is 1.25%, and the maximum premium over the LIBOR Rate is 2.50%, subject to downward adjustment based on Informix's realizing certain financial thresholds. The Credit Facility is secured by all of the assets of Informix Software and the capital stock of Informix's subsidiaries that are domiciled in the United States, including Informix Software. As of June 30, 1998, the availability of the Credit Facility was subject to Informix's compliance with certain covenants, including the following financial covenants requiring Informix to: (a) maintain a ratio of 1.25 to 1.00 in respect of the sum of cash and accounts receivable to the difference of current liabilities less deferred and unearned revenues; (b) maintain quarterly revenues which do not include any restated revenue resulting from Informix's November 1997 restatement of its financial statements of $150.0 million through June 1998 and $160.0 million thereafter; however, the Credit Facility was amended to reduce the Minimum Quarterly Revenue from $150.0 million to $144.0 million through June 1998 and from $160.0 million to $154.0 million thereafter; (c) maintain quarterly operating loss of no more than $10.0 million through the quarter ending March 31, 1998 and a quarterly operating profit of at least $10 million for the quarter ending June 30, 1998 and a quarterly operating profit of at least $15 million thereafter; (d) maintain, for the quarter ending June 30, 1998 and each quarter thereafter, a positive quarterly cash flow consisting of operating income which does not include any restated revenue resulting from Informix's November 1997 restatement of its financial statements, capitalized software costs, capital expenditures or cash outlays in respect of accrued expenses arising from restructuring charges (but which income figure does take into account depreciation and amortization expenses); (e) maintain an interest coverage ratio of 1.25 to 1.00 in respect of quarterly operating cash flow to interest expense plus scheduled amortization of debt; (f) refrain from making additional investments in fixed or capital assets, in any fiscal year, in excess of $15.0 million, plus any carry forward amount which carry forward amount cannot exceed $5.0 million; and (g) refrain from entering into any merger, consolidation, reorganization or other transaction resulting in a fundamental change. At June 30, 1998, Informix was in compliance with all financial covenants under the Credit Facility, except for those described in (d) and (e) above pertaining to Informix's cash flows for the quarter ended June 30, 1998. However, the lenders waived Informix's non-compliance with covenants (d) and (e) discussed above for Informix's quarter ended June 30, 1998 and amended the Credit Facility so that it now includes less restrictive financial covenants. At September 30, 1998, Informix was in compliance with all of the covenants under the amended Credit Facility. At September 30, 1998, no borrowings were outstanding under the Credit Facility. See "Risk Factors--Risks Relating to Informix--Need for Additional Financing."

    SUMMARY

    Informix believes that its current cash balances, cash available under the Credit Facility and cash flow from operations will be sufficient to meet its working capital requirements for at least the next 12 months.

DISCLOSURES ABOUT MARKET RATE RISK

    INTEREST RATE RISK

    Informix's exposure to market rate risk for changes in interest rates relates primarily to Informix's investment portfolio. Informix does not use derivative financial instruments in its investment portfolio. Informix places its investments with high quality issuers and, by policy, limits the amount of credit exposure to any one issuer. Informix is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default, market and reinvestment risk. Informix classifies its cash equivalents and short-term investments as "fixed rate" if the rate of return on such instruments remains fixed over their term. These "fixed-rate" investments include fixed rate U.S. government securities, municipal bonds, time deposits and certificates of deposits. Informix classifies its cash equivalents and short-term investments as "variable rate" if the rate of return on such investments varies based on the change in a predetermined index or set of indices during their term. These "variable-rate" investments primarily include money market accounts held at various securities brokers and banks. The table below presents the amounts and related weighted interest rates of Informix's investment portfolio at September 30, 1998:

                                                              AVERAGE
                                                           INTEREST RATE    COST     FAIR VALUE
                                                           -------------  ---------  -----------
Cash equivalents
  Fixed rate.............................................        5.47%    $  75,733   $  75,733
  Variable rate..........................................        5.60%    $   5,454   $   5,454
Short-term investments
  Fixed rate.............................................        5.50%    $  11,507   $  11,506
  Variable rate..........................................       --        $  --       $  --

    FOREIGN CURRENCY RISK

    Informix enters into forward foreign exchange contracts primarily to hedge the value of accounts receivable or accounts payable denominated in foreign currencies (mainly European and Asian foreign currencies) against fluctuations in exchange rates until such receivables are collected or such payables are disbursed. Informix's accounting policies for these contracts are based on Informix's designation of the contracts as hedging transactions. The criteria Informix uses for designating a contract as a hedge include the contract's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on forward foreign exchange contracts are deferred and recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related forward foreign exchange contract would be recognized in income in the same period. Subsequent gains or losses on the related contract would be recognized in income in each period until the contract matures, is terminated or sold. Informix operates in certain countries in Latin America, Eastern Europe and Asia Pacific where there are limited forward currency exchange markets and thus Informix has unhedged transaction exposures in these currencies. However, such exposures are not material to Informix's financial statements for any period presented. In addition, since Informix enters into forward contracts only as a hedge, any change in currency rates would not result in any material net gain or loss as any gain or loss on the underlying foreign currency denominated balance would be offset by the gain or loss on the forward contract. The table below provides information about Informix's foreign currency forward exchange contracts at September 30, 1998. The information is provided in U.S. dollar equivalents and presents the notional amount (contract amount) and the weighted average contractual foreign currency exchange rates. All contracts mature within twelve months.

    Subsequent to fiscal year end 1997, Informix began entering into forward foreign currency exchange contracts to hedge no more than 80% of anticipated net income of foreign subsidiaries of up to a maximum of one year in the future. From an accounting perspective, these hedges are considered to be speculative. Informix's outstanding forward exchange contracts used to hedge anticipated net income are marked to market.

                                                               WEIGHTED AVERAGE
AT SEPTEMBER 30, 1998                                           CONTRACT RATE         FAIR VALUE
----------------------------------------   CONTRACT VALUE     ------------------   -----------------
                                          -----------------
                                           (IN THOUSANDS)
Forward currency contracts sold:
Deutsche Mark...........................      $  18,806           $     1.71             $(233)
Japanese Yen............................          9,560               129.50               455
British Pound...........................          8,925                 1.65              (250)
Korean Won..............................          4,900             1,435.54              (188)
Singapore Dollar........................          4,496                 1.69                 3
Australian Dollar.......................          3,259                 1.65                84
Swiss Franc.............................          2,536                 1.39                 8
French Franc............................          1,668                 6.00              (103)
Taiwanese NT............................          1,267                34.01                20
Italian Lira............................          1,119             1,787.40               (83)
Other (individually less than $1
  million)..............................          6,609                   NM              (144)
                                               --------                                  -----
Total...................................      $  63,145                                  $(431)
                                               --------                                  -----
                                               --------                                  -----
Forward currency contracts purchased:
British Pound...........................      $  50,462           $     1.69             $ 231
French Franc............................         12,089                 5.62               (60)
Swedish Krona...........................          3,163                 7.88                (6)
Denmark Krone...........................          1,510                 6.39                (4)
Deutsche Mark...........................          1,201                 1.67               (13)
Other (individually less than $1
  million)..............................          1,916                   NM                (8)
                                               --------                                  -----
Total...................................      $  70,341                                  $ 140
                                               --------                                  -----
                                               --------                                  -----
Grand Total.............................      $ 133,486                                  $(291)
                                               --------                                  -----
                                               --------                                  -----

YEAR 2000 COMPLIANCE

    GENERAL

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish

21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with Year 2000 requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance.

    Informix has begun to:

    - Review the Year 2000 compliance status of the software and systems used in its internal business processes; and

    - Obtain appropriate assurances of compliance from the manufacturers of these products and agreement to modify or replace all non-compliant products.

    Informix expects this work to be substantially complete by the Fall of 1999.

    In addition, Informix is considering converting certain of its software and systems to commercial products from third parties that are known to be Year 2000 compliant. This conversion will require:

    - The dedication of substantial time from both Informix administrative and management information personnel;

    - The assistance of consulting personnel from third party software vendors; and

    - The training of Informix's personnel using such systems.

    Based on the information available to date, Informix believes it will be able to complete its Year 2000 compliance review and make necessary modifications prior to the end of 1999. Software or systems which are important to Informix's business are scheduled to be Year 2000 compliant by the end of 1998. To the extent Informix is relying on the products of other vendors to resolve Year 2000 issues, there can be no guarantee that Informix will not experience delays in implementing such products. Informix could incur substantial costs and disruption of its business if key systems, or a significant number of systems, were to fail as a result of Year 2000 problems or if Informix were to experience delays in implementing Year 2000 compliant software products.

    STATE OF READINESS

    Informix's Year 2000 project is divided into four major sections as follows:

    - Informix Product Readiness;

    - Information Systems Operations & Applications Software (IS Systems);

    - Third-party Suppliers; and

    - Global Business Processes (includes Facilities, Legal, Manufacturing, Technical Support, Sales, Product Management and Development, Marketing and Finance).

    Informix has engaged Arthur Andersen LLP to help Informix with its Year 2000 project.

    The general phases common to all sections are:

    - Increasing Informix employee awareness through various forms of communication;

    - Taking an inventory of items relevant to Year 2000 (including computer hardware, software, telecommunications equipment, embedded controllers within our facilities, and other non-computer related equipment), assigning priorities to identified items for assessment and possible renovation, and assessing the status of Year 2000 compliance of items which have been determined to be material to Informix;

    - Repairing or replacing material items that are not Year 2000 compliant;

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
    - Testing or updates given by third party suppliers; and

    - Designing and implementing contingency and business continuity plans for each internal Informix organization and location during the Year 2000 rollover period. Material items are those items which are believed by Informix to have a negative impact on customer service, involve a risk to the safety of individuals, that may cause damage to property or the environment, or that may affect revenue.

    By November, 1998 Informix expects that the first phase of each section of the project will be completed. The second phase is expected to be completed by the end of 1998. The third phase will continue into the first half of 1999 as various departments perform tests, or receive compliance information from third-party suppliers. The testing phases of the project are being performed primarily by Informix, with the exception of certain key applications which will be analyzed, and possibly renovated and tested, by third-parties.

    Informix has a business continuity program in development to ensure that core business units remain viable and responsive during any interruption of the renovation of its systems. Year 2000-related anomalies that may impact core business units will also be addressed in this program. A working plan of the program should be available within the third quarter of 1999.

    INFORMIX PRODUCT READINESS. All currently supported Informix database server products, beginning with the version 5 family, are believed to be Year 2000 compliance. Informix defines "Year 2000 compliant" to mean that "the use or occurrence of the dates on or after January 1, 2000 will not adversely affect the performance or functionality of the Informix database server products with respect to four-digit year dates or the ability of such products to correctly create, store, process, and output information related to such date data, including Leap Year calculations." However, Informix's Year 2000 compliance may be affected by other parts of the system in which Informix's database server products are used, as discussed below.

    In addition, all currently supported Informix application development tool products and client API products are believed to be Year 2000 compliant, as well as all connectivity products, Gateway products, DataBlades, C-ISAM, Metacube, and OnLine/Optical.

    Informix products often depend on data from other parts of the system in which they are being used. Year 2000 compliance is not effective unless all of the hardware, operating system, other software, and firmware being used along with the Informix products correctly interpret and/or translate date data into a four digit year date and properly exchange date data with Informix products.

    Data integrity is critical and therefore Informix is taking steps to thoroughly test our products under different scenarios.

    IS SYSTEMS. The IS operations of Informix consist of all computer hardware, systems software and telecommunications. Informix's current hardware inventory includes PC Desktops, PC Laptops, UNIX servers, UNIX workstations, and NT workgroup servers. Informix's current software inventory includes Windows 95 operating system and MS Office products, Product Development environment tools for UNIX, and various management systems. Informix's telecommunications equipment includes both voice and data services, including PBX systems, voicemail, ACD, video conferencing, local area networks ("LANs"), wide area networks ("WANs"), and remote access equipment. Conversion and implementation of these components is estimated to be completed by June, 1999. Testing is ongoing as hardware or system software is renovated or replaced. Contingency planning is scheduled to commence in the first quarter of 1999. All IS operations activities are expected to be completed by the third quarter of 1999.

    The applications software section includes both the conversion of applications software that is not Year 2000 compliant and the replacement of such software (where available from the supplier). Significant portions of Informix's key applications have already been renovated. In 1998, Informix began a worldwide business systems replacement project with systems that use programs primarily from SAP America, Inc. The purpose of this replacement project was to improve access to business information through common, integrated computing systems across Informix. The SAP systems are scheduled for completion by mid-1999. The remaining key business software programs are expected to be Year 2000 compliant by the end of 1998. Applications supplied by other vendors are expected to be renovated, replaced, or retired by early 1999. None of Informix's other information technology projects have been delayed due to the implementation of the Year 2000 project. Contingency planning for this section is scheduled to begin in third quarter 1998 and be completed by mid-1999.

    THIRD-PARTY SUPPLIERS. This section includes the process of identifying and prioritizing critical suppliers and communicating with them about our plans and progress in addressing the Year 2000 problem and how their individual compliance can impact our success. Informix has begun detailed evaluations of the most critical suppliers. These evaluations will be followed by the development of contingency plans, which are scheduled to begin in certain departments in the fourth quarter of 1998, with completion by mid-1999. Follow-up reviews are scheduled through the remainder of 1999.

    GLOBAL BUSINESS PROCESSES. Informix has begun developing plans detailing the tasks and resources required for the global business processes section. This section includes the hardware, software and associated embedded computer chips that are used in the operation of all facilities operated by Informix. It also includes readiness in key Informix business areas, including Finance, Technical Support, and Legal. All repair and testing of embedded systems is scheduled to be completed by year-end 1999. Contingency planning for this section is scheduled to begin in first quarter 1999 and be completed by year-end 1999.

    COSTS

    The total cost associated with required modifications to become Year 2000 compliant is expected to be material to Informix's financial position. The estimated total cost of the Year 2000 project is approximately $4.5 million. The total amount expended on the project through September 30, 1998 was less than $100,000. The estimated future cost of completing the Year 2000 project is estimated to be approximately $4.4 million. Informix estimates that this amount will be spent as follows:

    - $2 million for capital expenditures to repair or replace software and related hardware;

    - approximately $500,000 for capital expenditures to repair or replace non-IS equipment; and

    - $1.9 million for non-capital expenses for Technical Support, Operations, IS Operations and Applications, and the Year 2000 Program Office. Funds for all non-capitalized items related to the project are provided from a separate Year 2000 G&A budget. Capital costs are included in Informix organizational capital budgets. The costs of implementing the SAP systems is not included in these cost estimates as it is seen as a general business enhancement which is not Year 2000 specific.

    RISKS

    The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could negatively affect Informix's business. Due to the general uncertainty inherent in the Year 2000 problem, Informix is unable to determine at this time whether the consequences of Year 2000 failures will have a material adverse impact on Informix's business. In addition, Informix is exposed to the risk of general infrastructure disruptions that may affect the availability of personnel throughout the Year 2000 rollover period. In addition, Year 2000 issues may affect the purchasing patterns of customers and potential customers. Many companies are expending significant resources to correct their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by Informix, which could have a negative effect on Informix's business.

    The Year 2000 Project is expected to significantly reduce Informix's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material third parties suppliers. Informix believes that the possibility of significant interruptions of normal operations will be reduced with the implementation of new business systems and completion of the project as scheduled.

EUROPEAN MONETARY CONVERSION

    On January 1, 1999, a new currency, the Euro, will become the legal currency for eleven of the fifteen member countries of the European Economic Community. Between January 1, 1999 and January 1, 2002, governments, companies and individuals may conduct business in these countries in both the Euro and the existing national currencies. On January 1, 2002, the Euro will become the sole currency in these countries.

    Informix is evaluating the impact of conversion to the Euro on its business. In particular, Informix is reviewing:

    - Whether it may have to change the prices of its products in the different countries because they will be denominated in the same currency in each country;

    - Whether its internal software systems can process transactions denominated either in current national currencies or the Euro, including converting currencies using computation methods specified by the European Economic Community;

    - The cost to Informix if it must modify or replace any of its internal software systems; and

    - Whether it will have to change the terms of any financial instruments in connection with its hedging activities.

    Based on current information and Informix's initial evaluation, Informix does not expect the cost of any necessary corrective action to have a material adverse effect on its business. However, Informix will continue to evaluate the impact of these and other possible effects of the conversion to the Euro on its business. Informix cannot guarantee that the costs associated with conversion to the Euro will not in the future have a material adverse effect on its business.

RECENT DEVELOPMENTS

    In May 1998, Informix dismissed Ernst & Young LLP as Informix's independent accountants and engaged KPMG Peat Marwick LLP as Informix's independent accountants. See "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure."

    In July 1998, Informix adopted its 1998 Non Statutory Stock Option Plan under which it reserved 5,500,000 shares of its common stock for issuance to employees and consultants of Informix other than executive officers and directors.

    Subsequent to September 30, 1998, holders of the Series B Preferred elected to convert an additional 9,350 shares of Series B Preferred into 2,130,069 shares of common stock of Informix. In connection with such conversions, Informix also issued such Series B Preferred stockholders warrants to purchase up to 426,010 shares of common stock of Informix, at an exercise price of $7.84 per share and paid cash dividends in the amount of $442,863 to such stockholders.


    On November 25, 1998 the outstanding Series A-1 Warrant was exercised in full for 80,000 shares of Series A-1 Preferred, resulting in $20 million in net proceeds to Informix. Immediately following the exercise of this warrant, the holder of the shares of Series A-1 Preferred converted all 80,000 shares into 4,642,525 shares of Informix common stock.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                      ACCOUNTING AND FINANCIAL DISCLOSURE

    On May 20, 1998, Informix filed a current report on Form 8-K (the "Form 8-K") regarding its dismissal of Ernst & Young LLP as its independent accountants and the engagement of KPMG Peat Marwick LLP as Informix's independent accountants. The contents of that report are as follows:

FORM 8-K FILED ON MAY 20, 1998

    ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

    On May 12, 1998, Informix's Board of Directors approved a resolution (i) to dismiss Ernst & Young LLP ("E&Y") as Informix's independent accountants, effective upon management's notification of E&Y of the dismissal; and (ii) concurrent with such notification, to engage KPMG Peat Marwick LLP ("KPMG") as Informix's independent accountants upon such terms as may be negotiated by management.

    On May 13, 1998, Informix's management notified E&Y of the dismissal. On May 19, 1998, Informix engaged KPMG as Informix's independent accountants.

    E&Y's reports with respect to Informix's financial statements for the fiscal years ended December 31, 1996 and 1997 did not contain an adverse opinion or a disclaimer of opinion and were not qualified as to uncertainty, audit scope or accounting principles.

    In connection with the audits of Informix's financial statements for each of the two fiscal years ended December 31, 1996 and 1997 and in the subsequent interim period, except as described in the next paragraph, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of E&Y would have caused E&Y to make reference to the matter in their report.

    E&Y advised Informix that it disagreed with Informix's recognition of revenue resulting from software license transactions with industrial manufacturers which occurred during the first quarter ended March 31, 1998. The disagreement was resolved to the satisfaction of E&Y with the result that approximately $6.2 million in revenue has been deferred and will be recognized over a period which Informix expects to be approximately two years. Informix intends to file immediately an amendment to its quarterly report on Form 10-Q for the quarter ended March 31, 1998 to restate its financial results for the period. The Audit Committee has discussed the accounting of these transactions with management and E&Y.

    Informix has authorized E&Y to respond fully to the inquiries of KPMG as the successor independent accountants of Informix. Prior to accepting its engagement as Informix's successor independent accountants, KPMG had the opportunity to discuss with E&Y the subject matter of the disagreement described above and other matters relevant to Informix. KPMG has not offered any report or advice to Informix concerning such disagreement that was important to Informix's decision in reaching a resolution.

    During Informix's fiscal years ended December 31, 1996 and 1997, and through March 31, 1998, the following reportable events occurred:

    In connection with the restatement of Informix's financial statements for fiscal years ended December 31, 1996, 1995 and 1994, and the quarter ended March 30, 1997, a number of conditions which collectively represented a material weakness in Informix's internal accounting controls were identified. These conditions included a deterioration in Informix's accounting controls at corporate and regional management levels, and a relative failure to stress the importance of these controls; an inappropriate level of influence, principally by the sales organization, over the revenue recognition process; and an apparent lack of clarity and consistent understanding within Informix of the application of Informix's revenue recognition policies to large, complex reseller license transactions. Informix is implementing a plan to strengthen Informix's internal accounting controls. This plan includes updating Informix's revenue recognition policies regarding accounting and reporting for large, complex reseller license transactions, developing and conducting educational programs to help implement such policies, changing Informix's corporate and regional accounting and reporting structure and re-establishing an internal audit function reporting to Informix's Board of Directors.

    On April 29, 1998, E&Y informed the Audit Committee of the Board that it considered that, in connection with the audit of Informix's fiscal 1997 consolidated financial statements, the lack of appropriate resources in the accounting and financial reporting departments of Informix constituted a reportable condition.

    Informix requested that E&Y furnish a letter addressed to the Commission stating whether E&Y agreed with the above statements. A copy of that letter, when received by Informix, will be promptly filed with the Commission as Exhibit
16.1 to the Form 8-K.

RESPONSE OF ERNST & YOUNG LLP

    On May 29, 1998 Ernst & Young furnished Informix with the following response letter concerning the information contained in the Form 8-K which response letter Informix filed with the Commission on Form 8-K/A on June 2, 1998 (the "Form 8-K/A").

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

    We have read Item 4 of Form 8-K dated May 20, 1998, of Informix Corporation and believe it is not complete as to reportable events as described in Item 304(a)(1)(v) of Regulation S-K. We believe the ninth paragraph of Item 4 included on page 3 therein should be replaced by the following two sentences. On April 29, 1998, E&Y informed the Audit Committee of the Board that, in connection with the audit of Informix's fiscal 1997 consolidated financial statements, the lack of appropriate resources, analyses, and process structure in the accounting and financial reporting departments of Informix resulted in delays in closing the books, numerous and material amounts of post-closing entries and audit adjustments required to be recorded by Informix, and difficulty in accumulating accurate information necessary for financial statement disclosure in a timely manner. E&Y considers this condition to be a material weakness.

    We are in agreement with the statements contained in the first sentence of the second paragraph, the third paragraph, the fourth paragraph, the first sentence of the fifth paragraph, the first part of the second sentence of the fifth paragraph through and including the words "has been deferred", the fourth sentence of the fifth paragraph as it relates to our Firm, the first sentence of the sixth paragraph, the seventh paragraph, the first and second sentence of the eighth paragraph, and the first sentence of the tenth paragraph on pages 2 and 3 therein. In addition, we have no basis to agree or disagree with other statements of the registrant contained therein.

    Regarding the registrant's statements concerning the lack of internal controls to prepare financial statements, included in the eighth and ninth paragraphs of Item 4 on page 2 and 3 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant's consolidated financial statements for the years ended December 31, 1997, 1996, 1995, and 1994.

                              INFORMIX MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information concerning Informix's executive officers and directors and their ages as of September 30, 1998.

NAME                                         AGE                             POSITION
-------------------------------------------  ---  ---------------------------------------------------------------
Robert J. Finocchio, Jr....................  47   President, Chief Executive Officer and Chairman of the Board of
                                                    Directors-Class III, term to expire at 1999 Annual
                                                    Stockholder Meeting
Jean-Yves F. Dexmier.......................  47   Executive Vice President and Chief Financial Officer
Karen Blasing..............................  42   Vice President, Business Development Finance
Susan T. Daniel............................  56   Vice President, Human Resources
James F. Engle.............................  52   Vice President and Treasurer
Diane L. Fraiman...........................  42   Vice President, Corporate Marketing
J.F. Hendrickson, Jr.......................  59   Vice President, Customer Services, and Lenexa (Kansas) Site
                                                    General Manager
Stephen E. Hill............................  39   Vice President and General Manager, Tools Business Unit
Donald W. Hunt.............................  43   Vice President, North American Field Operations
Gary Lloyd.................................  51   Vice President, Legal, General Counsel and Secretary
Leonard Palomino...........................  38   Vice President and General Manager, Data Warehousing
Wesley Raffel..............................  43   Vice President and General Manager, Web and
                                                    E-Commerce
Stephanie P. Schwartz......................  49   Vice President, Corporate Controller
Michael R. Stonebraker.....................  55   Vice President and Chief Technology Officer
F. Steven Weick............................  53   Vice President, Research & Development
Leslie G. Denend (3).......................  57   Director-Class I, term to expire at 2000 Annual Stockholder
                                                    Meeting
Albert F. Knorp, Jr. (2)(3)................  63   Assistant Secretary and Director-Class III, term to expire at
                                                    1999 Annual Stockholder Meeting
James L. Koch (1)(2)(3)....................  54   Director-Class II, term to expire at 2001 Annual Stockholder
                                                    Meeting
Thomas A. McDonnell (1)(2).................  53   Director-Class II, term to expire at 2001 Annual Stockholder
                                                    Meeting
George Reyes (2)...........................  44   Director-Class I, term to expire at 2000 Annual Stockholder
                                                    Meeting
Cyril J. Yansouni (1)(2)(3)................  56   Director-Class I, term to expire at 2000 Annual Stockholder
                                                    Meeting

------------------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

(3) Member of Nominating Committee

    ROBERT J. FINOCCHIO, JR. has served as Chairman, President and Chief Executive Officer since July 1997. From December 1988 until May 1997, Mr. Finocchio was employed with 3Com Corporation ("3Com"), a global data networking company, where he held various positions, most recently serving as President, 3Com Systems. Prior to his employment with 3Com, Mr. Finocchio held various executive positions in sales and service with Rolm Communications, a telecommunications and networking company, most recently as

Vice President of Rolm Systems Marketing. Mr. Finocchio also serves as a director of Latitude Communications, a teleconferencing company. Mr. Finocchio is also a Regent of Santa Clara University. Mr. Finocchio holds a B.S. in economics from Santa Clara University and an M.B.A. from the Harvard Business School.

    JEAN-YVES F. DEXMIER has served as Informix's Executive Vice President and Chief Financial Officer since October 1997. Mr. Dexmier also served as Informix's Secretary from October 1997 to February 1998. Mr. Dexmier served as a strategy consultant to high technology companies from February 1997 to September 1997. From November 1995 until February 1997, Mr. Dexmier served as Senior Vice President and Chief Financial Officer of Octel Communications Corporation, a provider of voice messaging systems ("Octel"). From April 1995 to October 1995, Mr. Dexmier served as Chief Financial Officer for Kenetech Corporation, a wind energy company. From May 1994 to March 1995, Mr. Dexmier served as Chief Financial Officer for Air Liquide America Corporation, a U.S. subsidiary of the French-based group Air Liquide, a worldwide producer of industrial gases. From January 1991 to January 1994, Mr. Dexmier served as Chief Financial Officer for Thomson Consumer Electronics, Inc., a subsidiary of Thomson SA, a worldwide electronics manufacturer. Mr. Dexmier holds a B.S. in mathematics from Lycee Pasteur, a Ph.D. in electronics from the Ecole Nationale Superieure de l'Aeronautique et de l'Espace and an M.B.A. in economics and finance from the Ecole Polytechnique. In addition, he attended the executive management program at the University of Michigan School of Business Administration.

    KAREN BLASING has served as Informix's Vice President, Business Development Finance since May 1998. Prior to that time, Ms. Blasing served as Informix's Corporate Controller since June 1996 and as a Vice President of Informix since August 1997 before resigning from such positions in April 1998. Ms. Blasing joined Informix in November 1992 as its Director of Financial Reporting and Analysis. From January 1989 to October 1992, Ms. Blasing was a Senior Financial Manager at Oracle Corporation, a provider of information management software and services. Ms. Blasing holds a B.S. in both economics and business from the University of Montana and an M.B.A. from the University of Washington.

    SUSAN T. DANIEL has served as Informix's Vice President, Human Resources since February 1998. From March 1981 until February 1998, Ms. Daniel served in a variety of positions at Advanced Micro Devices, Inc., a semiconductor manufacturer, most recently as Vice President, Human Resource Operations. Ms. Daniel holds a B.A. in History from Queens College, an M.A. in social studies from Syracuse and J.D. from Santa Clara University.

    JAMES F. ENGLE has served as Informix's Vice President and Treasurer since December 1997. Mr. Engle served as acting Corporate Controller of Informix from April 1998 until June 1988. From 1991 until December 1997, Mr. Engle served as a Vice President and the Corporate Treasurer of Octel. Mr. Engle holds a B.A. in economics from the University of Missouri and an M.B.A. in international business and corporate finance from the Columbia University Graduate School of Business.

    DIANE L. FRAIMAN has served as Informix's Vice President, Corporate Marketing since April 1998. From September 1996 to March 1998, Ms. Fraiman served as Vice President, Marketing Video & Networking Division, at Tektronix, Inc., a producer of hardware and software networking and video products. From May 1994 to August 1996, Ms. Fraiman was Director of Marketing at Sequent, a manufacturer of large-scale multiprocessor systems. From 1978 to April 1994, Ms. Fraiman worked in a variety of positions at Digital Equipment Corporation, a global networking company, most recently as its Director, Corporate Digital/Microsoft Alliance. Ms. Fraiman holds a B.S. in biomedical engineering from Vanderbilt University.

    J.F. HENDRICKSON, JR. has served as Informix's Vice President, Customer Services, since July 1992 and as its Lenexa (Kansas) Site General Manager since February 1995. From 1991 until the time he joined Informix, Mr. Hendrickson was Senior Vice President of Sales and Support at Image Business Systems, a developer of document image management software for client/server systems. Mr. Hendrickson holds a

B.S. in mechanical engineering from Stanford University and an M.B.A. in business and administration from the University of California, Los Angeles.

    STEPHEN E. HILL has served as Informix's Vice President and General Manager, Tools Business Unit since January 1998. Prior to assuming that position, Mr. Hill served as Informix's Vice President, Advanced Technology since December 1995. Mr. Hill has been employed with Informix since 1985 and has served in various strategic planning and marketing positions. Prior to joining Informix, Mr. Hill held various product development positions at General Electric Company, a diversified electronics and manufacturing company, Software Publishing Corporation, a supplier of business productivity software, and Human Edge Software, a business software company. Mr. Hill holds a B.S. in electrical engineering from the University of Vermont.

    DONALD W. HUNT has served as Informix's Vice President, North American Sales, since August 5, 1998. Previous to August 1998, Mr. Hunt was Vice President, North America End User Sales with Informix Software, Inc. Mr. Hunt joined Informix in February 1997 as Vice President and General Manager responsible for business sales in the Eastern United States and Canada. Prior to joining Informix, Mr. Hunt was Vice President of the Americas Open Market from March 1996 to February 1997, a provider of electronic commerce on the Internet, and Sun Microsystems. At Open market, he held the position of Vice President of the Americas. At Sun Microsystems, Inc., Mr. Hunt held the position of Director of Independent Software Vendors for North America from February 1997 to March 1996. Mr. Hunt's career started at Digital Equipment Corporation, where he held various sales and marketing management positions. Mr. Hunt holds a B.S. in business administration from Salem State College, Salem, Massachusetts.

    GARY LLOYD has served as Informix's Vice President, Legal and General Counsel since January 1998 and as its Secretary since February 1998. From November 1997 until January 1998, Mr. Lloyd served as Informix's interim General Counsel. From March 1994 until October 1997, Mr. Lloyd was with the law firm of Farella Braun & Martel L.L.P. From 1984 until February 1994, Mr. Lloyd served in a variety of positions at the Securities and Exchange Commission, most recently as its Assistant Director, Division of Enforcement. Mr. Lloyd holds a B.A. in political science and English from Kent State University and a J.D. from Case Western Reserve University.

    LEONARD PALOMINO has served as Informix's Vice President and General Manager, Datawarehousing since August 1998. From November 1996 to August 1998, Mr. Palomino served as Informix's Vice President, Enterprise Services. Since January 1991, Mr. Palomino has held various other positions at Informix, including Vice President, Advanced Technology Group, Executive Director of Client Services and Director of Client Services. Prior to Informix, Mr. Palomino held various positions at Century Analysis, Inc., including Support Manager. Mr. Palomino holds an A.S. in Computer Science from Spokane Falls College.

    WESLEY RAFFEL has served as Informix's Vice President and General Manager, Web and E-Commerce since August 1998. From September 1997 to August 1998, Mr. Raffel served as Informix's Vice President, North American Field Operations. From January 1996 to January 1997, Mr. Raffel served as Senior Vice President, Sales and Marketing, and was the acting Chief Executive Officer of AssureNet Pathways, Inc., a network security company. From October 1992 to September 1995, Mr. Raffel was Vice President, Sales, of Global Village Communication, Inc., a designer of integrated communications products for personal computers ("Global Village"). Prior to joining Global Village, Mr. Raffel held a variety of positions at 3Com, most recently as its Vice President, Intercontinental Operations. Mr. Raffel holds a B.A. in general studies from Harvard University and an M.B.A. from the University of Chicago Graduate School of Business.

    STEPHANIE P. SCHWARTZ has served as the Vice President, Controller since June 1998. Prior to joining Informix, Ms. Schwartz served as Chief Financial Officer of Atalla Corporation, a developer of secure on-line transaction automation systems and a subsidiary of Tandem Computers Inc. ("Tandem"), a position she had held since October 1996. Ms. Schwartz had previously served in a variety of positions at Tandem, a developer of computer and software systems, since August 1991, most recently as its Director, Business Development, Asia Pacific Division. Ms. Schwartz holds a B.S. degree in mathematics from the Massachusetts Institute of Technology and an M.B.A. in finance from Fairleigh Dickenson University.

    MICHAEL A. STONEBRAKER has served as Informix's Vice President and Chief Technology Officer since February 1996. Dr. Stonebraker co-founded Illustra and served in a consulting capacity with Illustra as its Chief Technology Officer until February 1996. Dr. Stonebraker is the professor emeritus of Electrical Engineering and Computer Sciences at the University of California, Berkeley, where he joined the faculty in 1971. Dr. Stonebraker holds a B.S. in electrical engineering from Princeton University and an M.S. and Ph.D. in computer information and control engineering from the University of Michigan.

    F. STEVEN WEICK has served as Informix's Vice President of Research and Development since October 1998, and is responsible for all core research and development for Informix, including server development, datablade engineering, client and system management development, tools, partner engineering and product management. Mr. Weick joined Informix in 1997 as Vice President of Server Development. Prior to joining Informix, Mr. Weick was, from 1995 to August 1997, Vice President of Engineering for MapInfo Inc., a business mapping solutions company. Mr. Weick led development activities for five years at Tandem Computers, the last three as Vice President of Communications Hardware and Software Products, and earlier led the Non-Stop SQL server, compiler and tools development groups. Mr. Weick began his career at IBM in 1965 as a development engineer; he held numerous positions at IBM, including: chief architect for database products, consultant to the corporate technical committee, development manager responsible for DB2, and program manager for compilers. Mr. Weick holds a B.S. in mathematics from Purdue University and an M.B.A. from Pepperdine University.

    LESLIE G. DENEND has served as a member of Informix's Board of Directors since December 1997. Mr. Denend served as President of Network Associates, Inc., a provider of network security and management software, that resulted from the merger of McAfee Associates, Inc. and Network General Corporation ("Network General") from December 1997 until May 1998. From June 1993 to December 1997, Mr. Denend served as President and Chief Executive Officer of Network General. He also served as Network General's Senior Vice President of Products from February 1993 to June 1993. From November 1990 to December 1992, he was President of Vitalink Communications, a manufacturer of networking products. From January 1989 to October 1990, Mr. Denend served in a variety of positions at 3Com, most recently as Executive Vice President for Product Operations. Mr. Denend is also a director of Rational Software Inc., a provider of component-based development software systems, and Proxim, Inc., a designer of wireless local area networking products. Mr. Denend is a graduate of the United States Air Force Academy and holds an M.B.A. and Ph.D. in economics, public policy and business from Stanford University. Mr. Denend was also a Fulbright Scholar in economics at Bonn University.

    ALBERT F. KNORP, JR. has served as a member of Informix's Board of Directors since 1984 and as its Assistant Secretary since 1985. Mr. Knorp is a general partner in Seaport Ventures, L.P., a family partnership. Since November 1994, Mr. Knorp has been of counsel to the law firm of Gray Cary Ware & Freidenrich. He had previously been a partner in the law firm of Lewis, Knorp, Walsh & Kavalaris. Mr. Knorp holds a B.A. in social sciences from Stanford University and an L.L.B. from Santa Clara University.

    JAMES L. KOCH has served as a member of Informix's Board of Directors since May 1991. Since July 1990, Mr. Koch has served in various positions at Santa Clara University. Since February 1997, Mr. Koch has been its Director of the Center for Science, Technology and Society and, since July 1990, a Professor of Management and Corporate Strategy. In addition, from July 1990 to July 1996, Mr. Koch served as Dean of the Leavey School of Business Administration at Santa Clara University. Mr. Koch holds a B.A. in business administration from San Francisco State University and an M.B.A. and Ph.D. in business administration from the University of California, Los Angeles.

    THOMAS A. MCDONNELL has served as a member of Informix's Board of Directors since February 1988. Since 1971, Mr. McDonnell has served as Chief Executive Officer of DST Systems, Inc. ("DST"), a transfer agent for mutual funds, stocks and bonds, and since October 1984 as a director of DST. Mr. McDonnell is also President of DST, a position he has held since 1973; Mr. McDonnell also served as Treasurer of DST from 1973 to September 1995. From August 1983 to November 1995, Mr. McDonnell was Executive Vice President and a director of Kansas City Southern Industries, Inc., a holding company and the former parent of DST. Mr. McDonnell is also director of BHA Group, Inc., a manufacturer of pollution control devices, Cerner Corporation, a provider of software and technology to the health care industry, Computer Sciences Corporation, an information technology company, Euronet Services, Inc., an operator of automatic teller machines, Janus Capital Corporation, a registered investment advisor and Nellcor-Puritan-Bennett Corporation, a medical device company. Mr. McDonnell holds a B.S. and B.A. in accounting from Rockhust College and an M.B.A. from the Wharton School of the University of Pennsylvania.

    GEORGE REYES has served as a member of Informix's Board of Directors since July 1998. Since March 1988, Mr. Reyes has served in a variety of positions at Sun Microsystems Inc., a supplier of enterprise network computing products, most recently as its Vice President and Corporate Controller, a position Mr. Reyes has held since April 1994. Mr. Reyes serves as a member of the Advisory Board of the Leavey School of Business Administration at Santa Clara University. Mr. Reyes holds a B.A. in accounting from the University of South Florida and an M.B.A. in Finance from Santa Clara University.

    CYRIL J. YANSOUNI has served as a member of Informix's Board of Directors since May 1991. Since March 1991, Mr. Yansouni has been the Chief Executive Officer and Chairman of the Board of Directors of Read-Rite Corporation, a manufacturer of thin film magnetic recording heads. He also is a member of the Advisory Board of both the Leavey School of Business Administration at Santa Clara University and the San Jose State University School of Engineering. Mr. Yansouni is a director of PeopleSoft, Inc., a provider of client/server business software, Raychem Corporation, an international manufacturer and marketer of products for electronics, industrial and telecommunications applications, and ActivCard, a French company that develops authentication communication software. Mr. Yansouni holds a B.S. degree in electrical and mechanical engineering from the University of Louvain, Belgium and an M.S. degree in electrical engineering from Stanford University. In addition, he attended the executive management program at Stanford University.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

    Informix has three standing committees, the Compensation Committee, the Audit Committee and the Nominating Committee. The Audit Committee supervises and reviews the audit and audit review programs and procedures of Informix's independent auditors, Informix's internal accounting staff and the results of internal auditing procedures. The Audit Committee also reviews the independence, professional services, fees, plans and results of the independent auditors' engagement, and recommends their retention or discharge to the Board. The members of Informix's Audit Committee are Messrs. Koch, Knorp, McDonnell, Reyes and Yansouni. The Audit Committee held six meetings during fiscal 1997. The members of Informix's Nominating Committee are Messrs. Knorp, Koch, and Yansouni. The Nominating Committee held two meetings during fiscal 1997.

    The Compensation Committee will make recommendations to the Board concerning the compensation of all officers of Informix and will administer Informix's stock option plans. The Compensation Committee held six meetings during fiscal 1997.

DIRECTOR COMPENSATION

    Employee directors do not receive any additional compensation for serving as a director. For the fiscal year ended December 31, 1997, Informix paid each non-employee director a quarterly fee of $2,000 and an additional fee of $1,000 for each Board meeting attended. In addition, members of the Audit and Compensation Committees received $500 for each committee meeting attended. Members of the nominating committee do not receive additional compensation for committee meetings attended. For the year ending December 31, 1998, the outside directors will continue to receive the same compensation as they received in 1997. Informix reimburses each member of Informix's Board of Directors, whether or not an employee, for out-of-pocket expenses, including travel expenses, incurred in connection with attending Board meetings. In addition, from time to time, Informix invites the directors' spouses to accompany the directors to board meetings, and, when invited, Informix also pays the travel expenses incurred by the spouses. In 1997, these spousal travel expenses were less than $10,000 per director.

    Informix's 1989 Outside Directors Stock Option Plan (the "Director Plan") provides for the grant of options to non-employee directors pursuant to an automatic, nondiscretionary grant mechanism. Each non-employee director is automatically granted an option to purchase 15,000 shares of common stock upon initial election to the Board of Directors and an additional option to purchase 15,000 shares upon re-election. Informix has a staggered board, with each director serving for a three year term. Each such option is granted at the fair market value of common stock on the date of grant. Options granted under the Director Plan become exercisable over three years with one-third of the shares vesting on each anniversary of the grant date. See "--Stock Plans--1989 Outside Directors Stock Option Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for directors, the Chief Executive Officer, other officers and certain key employees of Informix. The Compensation Committee also administers Informix's 1994 Stock Option and Award Plan and 1998 Non-Statutory Stock Option Plan and in this capacity approves employee stock option grants and awards. The Compensation Committee consists of directors James
L. Koch, Thomas A. McDonnell and Cyril J. Yansouni. Robert J. Finocchio, Jr., Chairman, President and Chief Executive Officer of Informix, participates in all discussions regarding the compensation of all officers of Informix but is excluded from discussions regarding his own salary and incentive compensation. No interlocking relationship exists between any member of Informix's Compensation Committee and any member of any other company's board of directors or compensation committee.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

    The members of the Board of Directors, the executive officers of Informix, and persons who hold more than 10% of Informix's outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which require them to file reports with respect to their ownership of Informix's common stock and their transactions in such common stock. Based upon (i) the copies of Section 16(a) reports that Informix received from such persons for their fiscal 1997 transactions in the common stock and their common stock holdings and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for the 1997 fiscal year, Informix believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its executive officers, Board members, and greater than 10% stockholders, except Thomas A. McDonnell, a member of the Company's Board of Directors, inadvertently failed to file a report on Form 4 in March 1997 for a transaction involving the exercise of an option under the 1994 Plan. Such transaction was reported on Mr. McDonnell's Form 5 for the year ended December 31, 1998.

EXECUTIVE COMPENSATION

    The following table sets forth in summary form information concerning the compensation awarded to, earned by, or paid for services rendered to Informix in all capacities during each of fiscal 1997, 1996 and 1995 by (i) Informix's Chairman, President and Chief Executive Officer, (ii) Informix's next four most highly compensated executive officers whose salary and bonus for fiscal 1997 exceeded $100,000; and (iii) Informix's former President and Chief Executive Officer (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                              SECURITIES
                                                                                              UNDERLYING
                                                                                              OPTIONS(#)
                                                                 ANNUAL COMPENSATION (1)     -------------
                                                               ----------------------------    LONG-TERM
                                                               FISCAL                        COMPENSATION        ALL OTHER
NAME AND PRINCIPAL POSITION                                     YEAR    SALARY      BONUS       AWARDS         COMPENSATION
-------------------------------------------------------------  ------  ---------  ---------  -------------   -----------------
CURRENT EXECUTIVE OFFICERS

Robert J. Finocchio, Jr.(2)                                     1997   $ 185,278  $  --      1,500,000       $       5,000(12)
  Chairman, President and Chief Executive                       1996      --         --         --                --
  Officer                                                       1995      --         --         --                --

J. F. Hendrickson(3)                                            1997     192,667     39,600     83,560(8)            5,977(13)
  Vice President, Customer Services, and                        1996     179,667     --         30,000               6,013
  Lenexa (Kansas) Site General Manager                          1995     171,667     95,000     40,000               5,395

Stephen E. Hill(4)                                              1997     163,667     33,400     56,000(9)            2,533(14)
  Vice President and General Manager, Tools                     1996     154,569     --         30,000               2,500
  Business Unit                                                 1995     145,667     85,000     40,000               2,429

Myron (Mike) Saranga(5)                                         1997     267,667     69,000    409,000(10)          43,886(15)
  Senior Vice President, Product Management                     1996     245,667     --        100,000              45,875(10)
  and Development                                               1995     229,333    168,000    130,000               5,525

Michael R. Stonebraker(6)                                       1997     209,200     42,400    135,000(11)           2,592(16)
  Vice President and Chief Technology                           1996     155,000     --         75,000               1,620
  Officer                                                       1995      --         --         --                --

FORMER EXECUTIVE OFFICERS

Phillip E. White(7)                                             1997     277,083     --         --                 203,967(17)
  Chairman, President and Chief Executive                       1996     461,667     --        200,000               4,484
  Officer                                                       1995     421,667    400,000    250,000               4,256

------------------------------

(1) Other than the salary and bonus described herein, Informix did not pay any executive officer named in the Summary Compensation Table any fringe benefits, perquisites or other compensation in excess of 10% of such executive officer's salary and bonus during fiscal 1997, 1996 or 1995.

(2) Mr. Finocchio became Chairman, President and Chief Executive Officer in July 1997. Accordingly, he received no reportable income from Informix for fiscal 1996 or 1995. Mr. Finocchio's salary and other compensation for fiscal 1997 were determined in accordance with the provisions of his Employment Agreement with Informix. See "--Employment Agreements and Change in Control Arrangements." In January 1998, Informix granted Mr. Finocchio an additional option under the 1994 Plan to acquire 500,000 shares of common stock, subject to vesting in equal annual installments over four years.

(3) Mr. Hendrickson became Vice President, Customer Services, in July 1992 and Lenexa (Kansas) Site General Manager in February 1995.

(4) Mr. Hill was promoted to Vice President and General Manager, Tools Business Unit in January 1998 from Vice President, Advanced Technology, a position he had held since December 1995.

(5) Mr. Saranga became Senior Vice President, Product Management and Development in May 1993 and resigned in October 1998.

(6) Dr. Stonebraker became Vice President and Chief Technology Officer in February 1996. Accordingly, he received no reportable income for fiscal 1995.

(7) Mr. White resigned as Chairman, President and Chief Executive Officer in July 1997.

(8) Includes options to purchase 56,000 shares that Mr. Hendrickson elected to reprice under Informix's November 1997 option repricing program. In connection with such repricing, Mr. Hendrickson forfeited the right to purchase 14,000 shares of common stock under options previously granted to him. See "--Stock Option Repricing."

(9) Fiscal 1997 figure includes 56,000 shares that Mr. Hill elected to reprice under Informix's November 1997 option repricing program. In connection with such repricing, Mr. Hill forfeited the right to purchase 14,000 shares of common stock under options previously granted to him. See "--Stock Option Repricing." In January 1998, Informix granted Mr. Hill an additional option under the 1994 Plan to acquire 100,000 shares of common stock, subject to vesting in equal installments over four years.

(10) Fiscal 1997 figure includes 184,000 shares Mr. Saranga elected to reprice under Informix's November 1997 option repricing program. In connection with such repricing, Mr. Saranga forfeited the right to purchase 46,000 shares of common stock under options previously granted to him. See "--Stock Option Repricing." Fiscal 1997 figure also includes 100,000 option shares of which will vest on December 31, 2000 if Mr. Saranga remains an employee of Informix on such date. In January 1998, Informix granted Mr. Saranga the right to receive 35,000 performance shares of common stock under the 1994 Plan during each of the next three years if certain financial milestones are met as of January 1, 1999, 2000 and 2001. Such performance shares were subject to a right of repurchase in favor of Informix which would have lapsed if Mr. Saranga had remained an employee of Informix on January 1, 2001. Because Mr. Saranga resigned on October 2, 1998, he is no longer entitled to receive such performance shares.

(11) Fiscal 1997 figure includes options to purchase 60,000 shares Dr. Stonebraker elected to reprice under Informix's November 1997 option repricing program. In connection with such repricing, Dr. Stonebraker forfeited the right to purchase 15,000 shares of common stock under options previously granted to him. See "--Stock Option Repricing."

(12) Represents reimbursement by Informix of $5,000 in legal fees incurred in connection with the negotiation of Mr. Finocchio's Employment Agreement. See "Employment Agreements and Change in Control Arrangements."

(13) Represents $4,050, $4,013 and $3,395 in group life insurance paid by Informix in fiscal 1997, 1996 and 1995, respectively; and $1,927, $2,000 and $2,000 in matching contributions under Informix's 401(k) plan paid by Informix in fiscal 1997, 1996 and 1995, respectively.

(14) Represents $533, $500 and $429 in group life insurance paid by Informix in fiscal 1997, 1996 and 1995, respectively, and $2,000, $2,000 and $2,000 in matching contributions under Informix's 401(k) Plan by Informix in fiscal 1997, 1996 and 1995, respectively.

(15) Represents $6,318, $4,050 and $3,525 in group life insurance paid by Informix in fiscal 1997, 1996 and 1995, respectively; and $2,000, $2,000 and $2,000 in matching contributions under Informix's 401(k) plan paid by Informix in fiscal 1997, 1996 and 1995, respectively. Includes $35,568 and $39,825 in forgiveness by Informix in fiscal 1997 and 1996, respectively, of outstanding principal and accrued interest (such forgiveness amounts were not grossed up to satisfy tax obligations) under a promissory note delivered by Mr. Saranga to Informix. In June 1998, Informix forgave an additional $34,749 in outstanding principal and accrued interest under such promissory note. See "Informix Certain Transactions."

(16) Represents $2,592 and $1,620 in group life insurance paid by Informix in fiscal 1997 and 1996, respectively.

(17) Represents $4,050, $2,484 and $2,256 in group life insurance paid by Informix in fiscal 1997, 1996 and 1995, respectively, and $2,000, $2,000 and $2,000 in matching contributions under Informix's 401(k) plan paid by Informix in fiscal 1997, 1996 and 1995, respectively. Fiscal 1997 figure also includes $197,917 paid by Informix in connection with Mr. White's resignation pursuant to the terms of his Employment Agreement with Informix. See "--Employment Agreements and Change in Control Arrangements" and "Informix Certain Transactions."

                       OPTION GRANTS IN FISCAL YEAR 1997

    The following table provides information relating to stock options awarded to each of the Named Executive Officers during fiscal 1997.

                                                 INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                                ----------------------------------------------------       VALUES AT ASSUMED
                                NUMBER OF     PERCENT OF                                 ANNUAL RATES OF STOCK
                                SECURITIES   TOTAL OPTIONS                                 PRICE APPRECIATION
                                UNDERLYING    GRANTED TO      EXERCISE                    FOR OPTIONS TERM(1)
                                 OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   ----------------------------
                                 GRANTED    FISCAL 1997(2)    SHARE(3)     DATE(4)         5%             10%
                                ----------  ---------------  ----------  -----------  -------------  -------------
CURRENT EXECUTIVE OFFICERS

Robert J. Finocchio, Jr. (5)..   1,500,000         11.44%    $  10.8125    07/22/07   $  10,199,885  $  25,848,511

J. F. Hendrickson, Jr. (6)....      27,500          0.21         9.0313    06/18/07         156,193        395,823
                                    32,000          0.24         7.1563    04/18/05          99,665        234,842
                                    24,000          0.18         7.1563    05/16/06          88,044        213,728

Stephen E. Hill (7)...........      50,000          0.38         9.0313    06/18/07         283,987        719,678
                                    32,000          0.24         7.1563    04/18/05          99,665        234,842
                                    24,000          0.18         7.1563    05/16/06          88,044        213,728

Myron (Mike) Saranga (8)......     125,000          0.95         9.0313    06/18/07         709,967      1,799,196
                                   100,000          0.76         9.5000    09/15/07         597,450      1,514,055
                                   104,000          0.79         7.1563    04/18/05         323,911        763,235
                                    80,000          0.61         7.1563    05/16/06         293,481        712,425

Michael R. Stonebraker (9)....      75,000          0.57         9.0313    06/18/07         425,980      1,079,517
                                    60,000          0.46         7.1563    04/15/06         217,424        526,549

FORMER EXECUTIVE OFFICERS

Phillip E. White..............      --            --             --          --            --             --

(1) Potential realizable value is based on the assumption that the common stock of Informix appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year option term. These numbers are calculated based on the requirements promulgated by the Commission and do not reflect Informix's estimate of future stock price growth.

(2) Based on options to acquire 13,107,338 shares granted under the 1994 Plan, the Director Plan and Informix's 1987 Non-Statutory Stock Option Plan. Such option grants include shares granted as a result of Informix's November 1997 option repricing program. See "--Stock Option Repricing." Unless otherwise specified herein, all options granted to the Named Executive Officers were under the 1994 Plan.

(3) Options were granted at an exercise price equal to not less than the fair market value of Informix's common stock on the date of grant as reported on the Nasdaq National Stock Market. The exercise price may be paid in cash, check, by delivery of already-owned shares of Informix's common stock subject to certain conditions or pursuant to a cashless exercise procedure under which the optionee provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to Informix, out of the sale proceeds, an amount equal to the exercise price plus all applicable withholding taxes.

(4) Twenty-five percent (25%) of the shares issuable upon exercise of options granted under the 1994 Stock Plan become vested on the first anniversary of the date of grant, and the remaining shares vest over three years at the rate of 25% of the shares subject to option vesting on each successive anniversary of the option grant date. Unless otherwise specified, options granted to Named Executive Officers in fiscal 1997, including options granted outside the 1994 Plan, are subject to Informix's standard four year vesting schedule described above.

(5) The options to purchase 1,500,000 option shares of common stock granted to Mr. Finocchio were issued in connection with his Employment Agreement with Informix. See "--Executive Compensation" and "--Employment Agreements and Change in Control Arrangements." Of the 1,500,000 option shares granted to Mr. Finocchio, 1,000,000 were granted under the 1994 Plan and 500,000 were granted under Informix's 1997 Non-Statutory Stock Option Plan. In addition, in January 1998, Informix granted Mr. Finocchio an additional option under the 1994 Plan to acquire 500,000 shares of common stock, subject to vesting in equal annual installments over four years.

(6) Option grant figures includes 56,000 shares Mr. Hendrickson elected to reprice under Informix's November 1997 option repricing program. In connection with such repricing, Mr. Hendrickson forfeited the right to purchase 14,000 shares of common stock under options previously granted to him. See "--Stock Option Repricing."

(7) Option grant figures includes 56,000 shares Mr. Hill elected to reprice under Informix's November 1997 option repricing program. In connection with such repricing, Mr. Hill forfeited the right to purchase 14,000 shares of common stock under options previously granted to him. See "--Stock Option Repricing." In addition, in January 1998, Informix granted Mr. Hill an additional option under the 1994 Plan to acquire 100,000 shares of common stock, subject to vesting in equal annual installments over four years.

(8) Option grant figures includes 184,000 shares Mr. Saranga elected to reprice under Informix's November 1997 option repricing program. In connection with such repricing, Mr. Saranga forfeited the right to purchase 46,000 shares of common stock under options previously granted to him. See "--Stock Option Repricing." Mr. Saranga's option to purchase up to 100,000 shares of the common stock of Informix granted in September 1997 under the 1994 Plan will become vested on December 31, 2000 if Mr. Saranga remains an employee of Informix on such date. In January 1998, Informix granted Mr. Saranga the right to receive 35,000 performance shares of common stock under the 1994 Plan each of the next three years if certain financial milestones are met as of January 1, 1999, 2000 and 2001. Such performance shares were subject to a right of repurchase in favor of Informix which would have lapsed if Mr. Saranga had remained an employee of Informix on January 1, 2001. Because Mr. Saranga resigned on October 2, 1998, he is no longer entitled to receive such performance shares.

(9) Option grant figures includes 60,000 shares Dr. Stonebraker elected to reprice under Informix's November 1997 option repricing program. In connection with such repricing, Dr. Stonebraker forfeited the right to purchase 15,000 shares of common stock under options previously granted to him. See "--Stock Option Repricing."

                           AGGREGATE OPTION EXERCISES
             IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth certain information regarding stock options exercised during the fiscal year ended December 31, 1997 and held as of December 31, 1997 by the Named Executive Officers.

                                                                    NUMBER OF SECURITIES
                                                                         UNDERLYING               VALUE OF UNEXERCISED
                                                                   UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                        SHARES                        DECEMBER 31, 1997           DECEMBER 31, 1997(2)
                                      ACQUIRED OR      VALUE     ---------------------------  -----------------------------
                                       EXERCISED    REALIZED(1)  EXERCISABLE   UNEXERCISABLE  EXERCISABLE    UNEXERCISABLE
                                     -------------  -----------  ------------  -------------  ------------  ---------------
CURRENT EXECUTIVE OFFICERS
  Robert J. Finocchio, Jr.(3)......       --         $  --            --          1,500,000   $    --          $  --
  J. F. Hendrickson, Jr............       --            --          320,000          93,500      132,800          --
  Stephen E. Hill(4)...............       15,000       142,188       62,500         116,000        --             --
  Myron (Mike) Saranga(5)..........       --            --          135,000         429,000        --             --
  Michael R. Stonebraker...........       --            --            --            135,000        --             --

FORMER EXECUTIVE OFFICERS
  Phillip E. White.................       50,000        63,810    1,245,000(6)      --           624,348(6)       --

--------------------------

(1) Market value at the time of exercise less the applicable exercise price

(2) Based on the closing sales price of $4.750 of underlying securities as of December 31, 1997 as reported on the Nasdaq National Stock Market minus the exercise price.

(3) In January 1998, Informix granted Mr. Finocchio an additional option to purchase 500,000 shares of common stock under the 1994 Plan, subject to vesting in equal installments over four years.

(4) In January 1998, Informix granted Mr. Hill an additional option to purchase 100,000 shares of common stock under the 1994 Plan, subject to vesting in equal installments over four years.

(5) In January 1998, Informix granted Mr. Saranga the right to receive 35,000 performance shares of common stock under the 1994 Plan each of the next three years if certain financial milestones are met as of January 1, 1999, 2000 and 2001. Such performance shares were subject to a right of repurchase in favor of Informix which would have lapsed if Mr. Saranga had remained an employee of Informix on January 1, 2001. Because Mr. Saranga resigned on October 2, 1998, he is no longer entitled to receive such performance shares.

(6) All of Mr. White's options expired in February 1998. Prior to the expiration of such options, Mr. White exercised options to acquire an aggregate of 540,000 shares of common stock in January and February 1998 with a realized value of approximately $1,161,380.

STOCK OPTION REPRICING

    In September 1997, Informix's Board of Directors authorized the repricing of outstanding options to purchase common stock under Informix's stock option plans. Employees, including executive officers, were eligible to participate only if they remained actively employed at the effective date of the repricing and were only permitted to exchange options outstanding prior to May 1, 1997. The repricing/option exchange was effective November 21, 1997 (the "Repricing Effective Date"). The repricing program offered eligible employees the opportunity to exchange eligible outstanding options with exercise prices in excess of the closing sales price of Informix's common stock on the Repricing Effective Date for a new option with an exercise price equal to such price. Other than the exercise price, each new option issued upon exchange has terms substantially equivalent to the surrendered option, including with respect to the number of shares, vesting terms and expiration. Options issued in connection with the exchange may not be exercised for a period of one year from the Repricing Effective Date, however. In addition, officers of Informix participating in the option exchange were required to forfeit 20% of the shares subject to each option being surrendered. The exercise price for repriced options was $7.1563, the closing sales price of Informix's common stock on the Repricing Effective Date.

    The following table provides information with respect to the November 1997 repricing for the Named Executive Officers and for other executive officers of Informix who elected to reprice options. These are the only executive officers of Informix who had their options repriced.

                         TEN-YEAR OPTION/SAR REPRICINGS

                                            NUMBER OF
                                           SECURITIES                                                            LENGTH OF ORIGINAL
                                           UNDERLYING     MARKET PRICE OF                                           OPTION TERM
                                          OPTIONS/SARS    STOCK AT TIME OF   EXERCISE PRICE AT                  REMAINING AT DATE OF
                                           REPRICED OR      REPRICING OR     TIME OF REPRICING   NEW EXERCISE       REPRICING OR
NAME                              DATE    AMENDED(#)(1)     AMENDMENT($)      OR AMENDMENT($)      PRICE($)          AMENDMENT
------------------------------  --------  -------------   ----------------   -----------------   ------------   --------------------
CURRENT EXECUTIVE OFFICERS
  Robert F. Finocchio,             --         --              --                 --                 --               --
    Jr.(2)....................
  Karen Blasing(3)............  11/21/97       4,200           7.1563             18.250            7.1563               7.41
                                11/21/97       4,800           7.1563             18.250            7.1563               8.49
                                11/21/97       8,000           7.1563             18.250            7.1563               8.54
  J.F. Hendrickson, Jr.(4)....  11/21/97      32,000           7.1563             18.250            7.1563               7.41
                                11/21/97      24,000           7.1563             24.125            7.1563               8.48
  Stephen E. Hill(5)..........  11/21/97      32,000           7.1563             18.250            7.1563               7.41
                                11/21/97      24,000           7.1563             24.125            7.1563               8.48
  Myron (Mike) Saranga(6).....  11/21/97     104,000           7.1563             18.250            7.1563               7.41
                                11/21/97      80,000           7.1563             24.125            7.1563               8.48
  Michael R. Stonebraker(7)...  11/21/97      60,000           7.1563             19.375            7.1563               8.40

FORMER EXECUTIVE OFFICERS
  Philip E. White(8)..........     --         --              --                 --                 --               --

--------------------------

(1) All options repriced by the Named Executive Officers and other executive officers listed in the above table were granted under the 1994 Plan.

(2) Mr. Finocchio became Chairman, President and Chief Executive Officer in July 1997; consequently, he was not eligible to participate in the November 1997 repricing.

(3) Ms. Blasing became Informix's Vice President, Business Development Finance in May 1998. Prior to that time, Ms. Blasing served as Informix's Corporate Controller since June 1996 and as a Vice President of Informix since August 1997 before resigning from such positions in April 1998. Ms. Blasing forfeited the right to purchase 4,250 shares of common stock as a result of the repricing. At the time of the repricing, 4,600 of the 17,000 options Ms. Blasing elected to reprice were vested.

(4) Mr. Hendrickson forfeited the right to purchase 14,000 shares of common stock as a result of the repricing. At the time of repricing, 22,000 of the 56,000 options Mr. Hendrickson elected to reprice were vested.

(5) Mr. Hill forfeited the right to purchase 14,000 shares of common stock as a result of the repricing. At the time of repricing, 22,000 of the 56,000 options Mr. Hill elected to reprice were vested.

(6) Mr. Saranga forfeited his right to purchase 46,000 shares of common stock as a result of the repricing. At the time of the repricing, 72,000 of the 184,000 options Mr. Saranga elected to reprice were vested. Mr. Saranga resigned from his position with Informix on October 2, 1998.

(7) Dr. Stonebraker forfeited his right to purchase 15,000 shares of common stock as a result of the repricing. At the time of the repricing, 15,000 of the 60,000 options Dr. Stonebraker elected to reprice were unvested.

(8) Mr. White resigned as Informix's Chairman, President and Chief Executive Officer in July 1997; consequently he was not eligible to participate in the November 1997 repricing.

    In December 1997, Informix's Board of Directors authorized a second option repricing to be effective January 9, 1998 (the "Second Repricing Effective Date") based upon the closing sales price of Informix's common stock as of the Second Repricing Effective Date ($5.094). Under the terms of the second repricing, each employee, other than officers and directors of Informix, could elect to exchange any option outstanding as of May 1, 1997 for a new option with an exercise price equal to the closing sales price on the Second Repricing Effective Date. Options exchanged in the second repricing may not be exercised for a period of one year from the Second Repricing Effective Date.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    On July 18, 1997, Informix entered into an at-will employment agreement with Mr. Finocchio, Informix's Chairman, President and Chief Executive Officer. The agreement provides for an annual base salary of $460,000, subject to annual review concerning increases. Pursuant to the agreement, Informix granted Mr. Finocchio an option to purchase 1,000,000 shares of common stock under the 1994 Plan at an exercise price per share of $10.8125, subject to vesting in equal annual installments over four years and an option under Informix's 1997 Non-statutory Stock Option Plan to acquire an additional 500,000 shares of common stock, also at an exercise price of $10.8125 and subject to vesting under the same terms as the grant under the 1994 Plan. In the event of a merger or change in control of Informix the exercisability of Mr. Finocchio's options will accelerate so as to become fully vested. In January 1998, Informix granted Mr. Finocchio an additional option under the 1994 Plan to acquire 500,000 shares of common stock, subject to vesting in equal annual installments over four years.

    On September 24, 1997, Informix entered into an at-will employment letter with Jean-Yves F. Dexmier, Informix's Executive Vice President and Chief Financial Officer, which provides for an annual base salary of $350,000 and an annual cash bonus based on the achievement of individual and Company performance objectives. In the event Mr. Dexmier is terminated without cause within the first twelve months of his employment with Informix, he will be entitled to receive severance in an amount equal to one year of base salary plus any bonus he would have been entitled to receive under Informix's executive compensation plan. If such termination occurs after Mr. Dexmier's first twelve months with Informix, he shall be entitled to receive as severance an amount equal to six months base salary. If there is a change in control of Informix within the first twelve months Mr. Dexmier is employed with Informix, Mr. Dexmier will be entitled to receive $1,000,000 less any stock option profit realized upon the change in ownership. In connection with his employment, Informix granted Mr. Dexmier an option under the 1994 Plan to acquire 500,000 shares of common stock at an exercise price of $6.8125, subject to vesting in equal annual installments over four years. In January 1998, Informix granted Mr. Dexmier an additional option under the 1994 Plan to acquire 100,000 shares of common stock, subject to equal annual installments over four years.

    On September 18, 1997, Informix entered into an at-will employment letter with Wesley Raffel, Informix's Vice President and General Manager, Web and E-Commerce, which provides for an annual base salary of $250,000 and an annual cash bonus based on the achievement of individual and Company performance objectives. In the event of a change in the Chief Executive Officer or a change in ownership of Informix where Mr. Raffel's employment with Informix is terminated in connection with such event, Mr. Raffel will be entitled to receive severance in an amount equal to one year of base salary. In connection with his employment, Informix granted Mr. Raffel an option under the 1994 Plan to acquire 325,000 shares of common stock at an exercise price of $7.3438, subject to vesting in equal annual installments over four years.

    In October 1997, Informix entered into Change of Control Agreements (the "Change of Control Agreements") with Messrs. Dexmier, Raffel and Saranga and Ms. Blasing. The Change of Control Agreements, which are substantially similar for each executive officer, provide that in the event a change in control of Informix occurs, the exercisability of each executive officer's options will accelerate so as to become fully vested.

    In January 1998, Informix entered into an at-will employment letter with Susan T. Daniel, Informix's Vice President, Human Resources, which provides for an annual base salary of $230,000 and an annual cash bonus based on the achievement of individual and Company performance objectives. Ms. Daniel will also receive $7,500 annually her first two years of employment if she remains employed with Informix on the anniversary date of her employment with Informix. In connection with her employment, Informix granted Ms. Daniel an option under the 1994 Plan to acquire 200,000 shares of common stock at a per share exercise price of $7.4688, subject to vesting in equal annual installments over four years. In the event of a change of ownership of Informix within Ms. Daniel's first two years of employment with Informix where Ms. Daniel's employment is terminated within 90 days of the change of control event other than for cause, she will be entitled to receive severance in an amount equal to one (1) year base salary. If a change of control in the ownership of Informix occurs within Ms. Daniel's first six months with Informix, the exercisability of her options will accelerate as to two years additional vesting. If such change of control takes place after such six month period, the exercisability of Ms. Daniel's options will accelerate so as to become fully vested.

    In January 1998, Informix entered into an at-will employment letter with Gary Lloyd, Informix's Vice President, Legal, General Counsel and Secretary, which provides for an annual base salary of $200,000 and an annual cash bonus based on the achievement of individual and Company performance objectives. In connection with his employment, Informix granted Mr. Lloyd an option under the 1994 Plan to acquire 150,000 shares of common stock at a per share exercise price of $5.7500, subject to vesting in equal installments over four years. If a change of control in the ownership of Informix occurs within Mr. Lloyd's first six months with Informix, the exercisability of his options will accelerate as to two years additional vesting. If such change of control takes place after such six month period, the exercisability of Mr. Lloyd's options will accelerate so as to become fully vested.

    On March 18, 1998, Informix entered into an at-will employment letter with Diane L. Fraiman, Informix's Vice President, Corporate Marketing, which provides for an annual base salary of $250,000 and an annual cash bonus based on the achievement of individual and Company performance objectives. Pursuant to her employment letter, Ms. Fraiman received a $135,000 signing bonus, which Ms. Fraiman will be required to repay in full if she terminates her employment with Informix prior to the first anniversary of her commencement date. Ms. Fraiman will be required to repay half that amount if she terminates her employment after the first anniversary date but prior to the second anniversary date. In connection with her employment with Informix, Informix granted Ms. Fraiman option to acquire 200,000 shares of common stock at an exercise price of $8.531 per share, subject to vesting in equal annual installments over four years. If there is a change in control of Informix within the first six months after the date of Ms. Fraiman's employment letter, the vesting of Ms. Fraiman's options will accelerate as to two year's additional vesting. If such change of control occurs after such six month anniversary, Ms. Fraiman's options will accelerate so as to become fully vested.

    Other than the employment arrangements described above, Informix does not have employment agreements with any other current executive officer or director.

    In connection with Philip E. White's resignation as Chairman, President and Chief Executive Officer in July 1997, and pursuant to his employment agreement with Informix, Informix was obligated to pay Mr. White six months salary at a rate of $39,583.34 per month from the time of his resignation.

    Informix has entered into severance arrangements with additional former executive officers of Informix. See "Certain Transactions."

    Informix has also adopted a Rights Agreement, commonly referred to as a poison pill. See "Description of Informix Capital Stock--Antitakeover Effects of Provisions of Certificate of Incorporation and Bylaws; Rights Agreement."

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

    Informix has adopted provisions in its Amended and Restated Certificate of Incorporation that eliminate to the fullest extent permissible under Delaware law the liability of its directors to Informix for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. Informix's Bylaws provide that Informix shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. Informix has entered into indemnification agreements with its officers and directors containing provisions which may require Informix, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Business of Informix--Legal Proceedings."

STOCK PLANS

    1994 STOCK OPTION AND AWARD PLAN

    Informix's 1994 Stock Option and Award Plan, as amended (the "1994 Plan"), provides for the grant to employees of either options to purchase shares of common stock or the award of performance shares of common stock to be paid to employees upon the achievement of certain performance goals set for such employees. Options granted under the 1994 Plan may be either "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified stock options. Stock options or performance awards granted under the 1994 Plan shall be referred to herein as "Awards." The 1994 Plan became effective in March 1994. The 1994 Plan replaced Informix's 1986 Stock Option Plan for Employees (the "Prior Plan"). Options previously issued under the Prior Plan continue to be exercisable according to their terms. Unless terminated sooner, without contrary action by Informix's stockholders, the 1994 Plan will terminate automatically in March 2004. A total of 16,000,000 shares of common stock had been reserved for issuance under the 1994 Plan at September 28, 1997, with a maximum of 800,000 of those shares available for award as performance shares.

    The 1994 Plan may be administered by a committee of the Board of Directors (the "Committee"), which shall be comprised solely of directors who are both "disinterested persons" under Rule 16b-3 of the Exchange Act and "outside directors" under Section 162(m) of the Code. The 1994 Plan is currently administered by the Compensation Committee of the Board of Directors. The Committee has the power, among other things, to determine which employees shall be granted Awards, to prescribe the terms and conditions of the Awards and to interpret the 1994 Plan and Awards. In addition, the Committee has the authority to amend, suspend or terminate the 1994 Plan, provided that no such action may adversely affect any Award previously granted under the 1994 Plan. In addition, in May 1997, Informix's stockholders approved an increase by 8,000,000 shares in the number of shares reserved for issuance under the 1994 Plan, provided that options to acquire such additional shares may not be repriced without stockholder approval.

    Options granted under the 1994 Plan are not generally transferable by the optionee, and each option is generally exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1994 Plan must generally be exercised within three months of the termination of optionee's status as an employee of Informix or within 12 months after such employee's termination by death or disability, but in no event later than the expiration of ten-years from the date of grant of such option. The Committee has the discretion to extend or accelerate the exercisability of options following a termination of the optionee's employment but in no event for more than ten years after the date of grant of such option. The exercise price of nonstatutory stock options granted under the 1994 Plan must at least be equal to the fair market value of the common stock on the date of grant. The exercise price of all incentive stock options granted under the 1994 Plan must generally be at least equal to the fair market value of the common stock on the date of grant. In the event of certain transactions specified in Section 424(d) of the Code where Informix is assuming stock options granted to an employee by such employee's previous employer, the Committee may grant substitute options under the 1994 Plan with an exercise price less than fair market value. The term of all other options granted under the 1994 Plan may not exceed ten years. Notwithstanding the foregoing, with respect to any participant who owns stock possessing more than ten percent of the voting power of all classes of Informix's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years.

    No employee shall be granted in any fiscal year options to purchase more than 500,000 shares, except that new employees and newly appointed executive officers may be granted options under the 1994 Plan to purchase up to 1,000,000 shares in the fiscal year of their hire or appointment. Generally, options granted under the 1994 Plan are not exercisable until one year after the date of grant, with 25% vesting on the first year anniversary and 25% vesting on the second, third and fourth anniversaries of the option grant date. Options which are unexercisable at the time of an employee's death or disability but which would otherwise become exercisable within one year of such date will automatically accelerate to the date of the employee's death or disability. The consideration to be paid upon exercise of an option may be cash, other shares (with certain restrictions) or such other form of consideration as may be acceptable to the Committee.

    No employee shall receive more than 200,000 shares pursuant to a performance award in any fiscal year. In all cases, the performance period relating to a performance award grant shall exceed six months in duration. Such performance may be qualified as "performance based compensation" under Section 162(m) of the Code in the Committee's discretion and may be based on the achievement of goals relating to Company revenue, return on stockholders' equity and/or earnings per share. Shares of common stock of Informix will be paid out to employees based on his or her achievement of certain performance milestones. The 1994 Plan provides that in the event of a merger or consolidation of Informix with or into another corporation, a sale of substantially all of Informix's assets or certain other changes in control of Informix, the number of shares purchasable under options granted under the 1994 Plan and the corresponding exercise price will be adjusted in connection with such corporate restructuring and that, with regard to the performance shares outstanding, the Committee shall determine the appropriate actions to prevent the dilution or diminishment of the awards.

    As of September 30, 1998, 35,059,024 shares of common stock had been issued upon exercise of options outstanding under the Prior Plan and 155,148 shares of common stock had been issued upon exercise of options outstanding under the 1994 Plan. Options to purchase 1,889,934 shares of common stock at a weighted average exercise price of $5.337 were outstanding under the Prior Plan, and options to purchase 12,201,527 shares of common stock at a weighted average exercise price of $7.2716 were outstanding under the 1994 Plan (giving effect to an option repricings effected in November 1997 (and to the second option repricing in January 1998). Additionally, 105,000 shares of common stock have been awarded in connection with performance shares awards under the 1994 Plan but have not yet been issued. Moreover, as of September 30, 1998, options to purchase 487,653 shares of common stock of Informix assumed in connection with the acquisition of Illustra were outstanding with a weighted average exercise price of $.8186 and are exercisable according to their terms (giving effect to an option repricings effected in November 1997 and January 1998). As of September 30, 1998, 3,643,325 shares remained available for issuance under the 1994 Plan, including 695,000 shares available for issuance as performance shares.

    1998 NON-STATUTORY STOCK OPTION PLAN

    Informix's 1998 Non-Statutory Stock Option Plan (the "1998 Plan") was approved by the Board of Directors in July 1998. As of September 30, 1998, no shares had been issued upon exercise of stock options granted under the 1998 Plan. Options to purchase 2,699,699 shares of common stock at a weighted average exercise price of $5.3399 were outstanding under the 1998 Plan.

    The 1998 Plan provides for the grant of nonstatutory stock options to employees and consultants; provided that options may not be granted to officers and directors under the 1998 Plan. A total of 5,500,000 shares of common stock are currently reserved for issuance pursuant to the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in July 2008.

    The 1998 Plan may be administered by the Board of Directors or a committee of the Board (as applicable, the "Committee"). The 1998 Plan is currently administered by the Compensation Committee of the Board of Directors. The Committee has the power to determine the terms of the options granted, including the exercise price of the option, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Committee has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1998 Plan.

    Options granted under the 1998 Plan are generally not transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1998 Plan must generally be exercised within three months after the end of optionee's status as an employee or consultant of Informix, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option's ten year term.

    The exercise price of options granted under the 1998 Plan is determined by the Administrator. The term for options granted under the 1998 Plan is ten years.

    1997 NON-STATUTORY STOCK OPTION PLAN

    Informix's 1997 Non-Statutory Stock Option Plan (the "1997 Plan") was approved by the Board of Directors in July, 1997. As of September 30, 1998, no shares had been issued upon exercise of stock options granted under the 1997 Plan, and 500,000 shares were subject to outstanding options. Such options were granted to Robert J. Finocchio, Informix's Chairman, President and Chief Executive Officer, in connection with his July 1997 employment agreement. See "--Employment Agreements and Change in Control Arrangements."

    The 1997 Plan provides for the grant of nonstatutory stock options to employees and consultants; provided that options may only be granted to officers and directors under the 1997 Plan as an inducement essential to their entering into an employment contract with Informix. A total of 500,000 shares of common stock are currently reserved for issuance pursuant to the 1997 Plan. Unless terminated sooner, the 1997 Plan will terminate automatically in July 2007.

    The 1997 Plan may be administered by the Board of Directors or a committee of the Board (as applicable, the "Administrator"). The Administrator has the power to determine the terms of the options granted, including the exercise price of the option, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate the 1997 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1997 Plan.

    Options granted under the 1997 Plan are generally not transferable by the optionee, and each option is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of Informix if such termination is for cause, or within twelve months after such optionee's termination by death, disability or for any termination other than for cause, but in no event later than the expiration of the option's ten year term.

    The exercise price of options granted under the 1997 Plan is determined by the Administrator. The term for options granted under the 1997 Plan is ten years.

    The 1997 Plan provides that in the event of a merger of Informix with or into another corporation, or a sale of substantially all of Informix's assets, each option shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options are not assumed or substituted for by the successor corporation, the Administrator shall provide for the optionee to have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the Administrator makes an option exercisable in full in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the option will terminate upon the expiration of such period.

    The 1997 Plan provides that in the event of a change of control of Informix, the acceleration of vesting terms contained in the optionee's employment agreement shall govern.

    1997 EMPLOYEE STOCK PURCHASE PLAN

    Informix's 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") became effective in July 1997 and shall continue in effect until terminated by Informix. The 1997 Purchase Plan replaces the Corporation's Employee Stock Purchase Plan which expired on July 1, 1997. A total of 4,000,000 shares of common stock has been reserved for issuance under the 1997 Purchase Plan, 2,837,959 shares remained available for issuance under the 1997 Purchase Plan at September 30, 1998. The 1997 Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, has four three-month offering periods each year beginning on the first trading day on or after July 1, October 1, January 1 and April 1. The 1997 Purchase Plan is administered by the Board of Directors or by a committee appointed by the Board (the "Committee"). The 1997 Purchase Plan is currently administered by the Compensation Committee. Employees are eligible to participate if they are customarily employed by Informix for more than 20 hours per week and more than five months during a calendar year and have completed a two year service period with Informix. Moreover, employees are not eligible to participate in the 1997 Purchase Plan if they possess or have the right to acquire five percent (5%) or more of the voting stock of Informix or any of its subsidiaries. The 1997 Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of an employee's compensation, including commissions, overtime and bonuses. The price of common stock purchased under the 1997 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning or at the end of each offering period as reported on the Nasdaq National Stock Market for the day in question. Employees may not purchase more than 20,000 shares of common stock during any three month offering period. In addition, employees will not be granted the right to purchase shares of common stock under the 1997 Purchase Plan at a rate which accrues in excess of $25,000 of fair market value at the applicable grant dates of such shares. Employees may end participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Informix.

    Rights granted under the 1997 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution or as otherwise provided under the 1997 Purchase Plan. The 1997 Purchase Plan provides that, in the event of a merger of Informix with or into another corporation or a sale of substantially all of Informix's assets, the Board of Directors may make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the shares available for purchase under the 1997 Purchase Plan and in the maximum number of shares subject to any option under the 1997 Purchase Plan. The Board of Directors has the authority to amend or terminate the 1997 Purchase Plan. If the 1997 Purchase Plan is terminated, the Board may elect to terminate all outstanding options either immediately or upon completion of the purchase of shares on the next purchase date or may elect to permit options to expire in accordance with their terms.

    1989 OUTSIDE DIRECTORS STOCK OPTION PLAN

    Outside directors are entitled to participate in the 1989 Outside Directors Stock Option Plan, as amended, (the "Director Plan"). The Director Plan has a term of 20 years, unless terminated sooner by the Board. A total of 1,600,000 shares of common stock has been reserved for issuance under the Director Plan. The Director Plan provides for the automatic grant of 15,000 shares of common stock to each eligible outside director on the date such person first is elected as a director. In addition, outside directors shall automatically be granted an option to purchase 15,000 shares at each time such outside director is re-elected to the Board of Directors. Each option granted under the Director Plan shall have a term of ten years and the shares subject to the option shall vest over three years with one-third of the shares vesting on each of the first three anniversaries of the grant date. The exercise prices of the options granted under the Director Plan shall be 100% of the fair market value per share of the common stock, generally determined with reference to the closing price of the common stock as reported on the Nasdaq National Market on the date of grant. In the event of a change of control of Informix, each option granted under the Director Plan shall become fully vested and exercisable. Options granted under the Director Plan must be exercised within one month of the end of the optionee's tenure as a director of Informix, or within 12 months after such director's termination by death or disability, but in no event later than the expiration of the option's ten-year term. No option granted under the Director Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

    401(k) PLAN

    Informix has adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan"). All U.S. employees except temporary employees, leased employees, non-resident alien employees with no U.S.-source income, union employees and employees of an affiliated employer not authorized to participate in the 401(k) Plan are eligible to participate as of their date of hire. Eligible employees may elect to defer between one percent (1%) and fifteen percent (15%) of their compensation in the 401(k) Plan, subject to the statutorily prescribed annual limit. Informix may make matching contributions on behalf of all participants in the 401(k) Plan in an amount determined by Informix's Board of Directors. The matching contribution for the year ended December 31, 1997 was 50% of employee deferrals, up to a maximum of $2,000 per employee. Informix may also make additional discretionary profit sharing contributions in such amounts as determined by the Board of Directors, subject to statutory limitations on contributions made by employees and employers under such plans. Matching contributions are subject to a vesting schedule; all other contributions are at all times fully vested. Employees may borrow from the 401(k) Plan, and may request withdrawal from their account in the case of hardship or on attainment of age 59 1/2. The 401(k) Plan is intended to qualify under Sections 401 and 501 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by Informix to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by Informix, if any, will be deductible by Informix when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

                      INFORMIX STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of Informix's outstanding equity securities as of September 30, 1998, after giving effect to the conversion of all of Informix's Series B Preferred Stock into 12,500,000 shares of common stock based upon an assumed conversion price of $4.00 per share and the Warrants to acquire an aggregate of 2,700,000 shares of common stock and the assumed grant and exercise of the Shemano Warrant to purchase 50,000 shares of common stock of Informix for (i) each person or entity who is known by Informix to own beneficially 5% or more of Informix's outstanding common stock; (ii) each director of Informix; (iii) each of the Named Executive Officers; and (iv) all current directors and executive officers of Informix as a group.

                                                                                           SHARES OF COMMON STOCK
                                                                                             BENEFICIALLY OWNED
                                                                                          -------------------------
                                                                                                        PERCENT OF
NAME AND ADDRESS OF STOCKHOLDER(1)                                                           NUMBER      CLASS(2)
----------------------------------------------------------------------------------------  ------------  -----------
COMMON STOCK
5% STOCKHOLDERS
  Fletcher International Limited(3) ....................................................    13,674,500     7.6%
    c/o Midland Bank Trust Corporation (Cayman) Limited
    P.O. Box 1109, Mary Street
    Grand Cayman, Cayman Islands
    British West Indies
DIRECTORS AND CURRENT EXECUTIVE OFFICERS
  Leslie G. Denend(4)...................................................................       --           --
  Robert J. Finocchio, Jr.(5)...........................................................       378,849       *
  J.F. Hendrickson, Jr.(6)..............................................................       374,584       *
  Stephen E. Hill(7)....................................................................       126,062       *
  Albert F. Knorp, Jr.(8)...............................................................       159,268       *
  James L. Koch(9)......................................................................        94,400       *
  Thomas A. McDonnell(10)...............................................................       150,000       *
  George Reyes(11)......................................................................       --           --
  Myron (Mike) Saranga(12)..............................................................       306,010       *
  Michael R. Stonebraker(13)............................................................       539,898       *
  Cyril J. Yansouni(14).................................................................        45,000       *
  All current directors and executive officers as a group (17 persons)(15)..............     2,495,608       *
FORMER EXECUTIVE OFFICERS
  Phillip E. White(16)..................................................................        12,819       *

------------------------------

*   Less than 1%.

(1) Unless otherwise indicated, the address for each listed stockholder, other than the Selling Stockholders, is c/o Informix Corporation, 4100 Bohannon Drive, Menlo Park, California 94025. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

(2) For figures related to holdings of common stock, applicable percentage ownership is based on 181,051,266 shares of common stock outstanding as of September 30, 1998 (including the February 1998 issuance of 12,769,908 shares of common stock issued to Fletcher upon conversion of 220,000 shares of Series A-1 Preferred as described more fully in footnote 3), together with applicable options or warrants for such stockholder. Such outstanding common stock share figure assumes the conversion of the remaining outstanding Series B Preferred into 8,740,520 shares of common stock based on an assumed conversion price of $4.00 per share. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of common stock or Series A-1 Preferred subject to options or warrants that are presently exercisable or exercisable within 60 days of September 30, 1998 are deemed to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire Informix's capital stock that are presently outstanding or granted in the future or reserved for future issuance under Informix's stock plans, there will be further dilution to new public investors.


(3) Includes 12,769,908 shares of common stock issued upon conversion of 220,000 shares of Series A-1 Preferred on February 13, 1998 and 6,904,598 shares of common stock currently issuable upon conversion of shares of Series A-1 Preferred, which are currently issuable upon exercise of the Series A-1 Warrant. As described below, the number of shares of common stock issuable upon exercise and conversion of the Series A-1 Warrant increased effective April 1, 1998. Fletcher is the original purchaser of 160,000 shares of Informix's Series A Preferred and the Series A Warrant to purchase an additional 140,000 shares of Series A Preferred. Fletcher exchanged such Series A Preferred for a like number of shares of Series A-1 Preferred and exchanged the Series A Warrant for the Series A-1 Warrant to purchase a like number of shares of Series A-1 Preferred. The Series A-1 Preferred is convertible into common stock of Informix based on a conversion rate that is dependent upon the trading price of Informix's common stock as reported on The Nasdaq Stock Market prior to the time of such conversion. As indicated above, on February 13, 1998, Fletcher exercised the Series A-1 Warrant with respect to 60,000 shares of Series A-1 Preferred and simultaneously converted 220,000 shares of Series A-1 Preferred into 12,769,908 shares of common stock. Pursuant to the terms of the Subscription Agreement, the maximum number of shares of common stock issuable upon conversion of the Series A-1 Preferred (including upon exercise and conversion of the Series A-1 Warrant) was 13,674,500 as of March 31, 1998; however, on January 26, 1998, pursuant to the terms of the original financing agreements, Fletcher gave Informix a notice designating 16,674,500 shares as the maximum number of shares of common stock to be issuable upon conversion of the Series A-1 Preferred on or after April 1, 1998. On September 1, 1998 Fletcher gave Informix a second notice designating 19,674,500 shares as the maximum number of shares of common stock to be issuable upon conversion of the Series A-1 Preferred on or after November 5, 1998. Fletcher must give Informix another notice to increase the maximum number of conversion shares further. The Series A-1 Preferred shares are non-voting securities and holders of Series A-1 Preferred are not generally entitled to vote on corporate matters, prior to the conversion of such shares into common stock.


(4) Mr. Denend is a member of Informix's Board of Directors.

(5) Includes 375,000 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998. Also includes 100 shares of common stock held by Mr. Finocchio's minor son. Mr. Finocchio is Informix's Chairman, President and Chief Executive Officer. See "Informix Management-- Employment Agreements and Control Arrangements."

(6) Includes 372,875 shares of common stock held issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998. Mr. Hendrickson is Informix's Vice President, Customer Services, and Lenexa (Kansas) Site General Manager. Mr. Hendrickson forfeited options to acquire 14,000 shares of common stock in connection with Informix's November 1997 option repricing program. See "Executive Compensation--Stock Option Repricing."

(7) Includes 121,000 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998. Mr. Hill is Informix's Vice President and General Manager, Tools Business Unit. Mr. Hill forfeited options to acquire 14,000 shares of common stock in connection with Informix's November 1997 option repricing program. See "Informix Management--Executive Compensation; Stock Option Repricing."

(8) Includes 30,000 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998. Also includes 105,728 shares of common stock held by Seaport Ventures, L.P., of which Mr. Knorp is a general partner. Mr. Knorp is a member of Informix's Board of Directors.

(9) Includes 92,000 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998. Mr. Koch is a member of Informix's Board of Directors.

(10) Includes 95,000 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998. Mr. McDonnell is a member of Informix's Board of Directors.

(11) Mr. Reyes is a member of Informix's Board of Directors and Audit Committee.

(12) Includes 304,250 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998. Mr. Saranga was formerly Informix's Senior Vice President, Product Management and Development. Mr. Saranga forfeited options to acquire 46,000 shares of common stock in connection with Informix's November 1997 option repricing program. See "Informix Management--Executive Compensation; Option Repricing." Mr. Saranga resigned on October 2, 1998 and has 3 months to exercise such options.

(13) Includes 48,750 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998. Also includes 121,882 shares of common stock held by Dr. Stonebraker's minor children and 533 shares of common stock held by Dr. Stonebraker as trustee for the Michael Stonebraker Pension Plan. Dr. Stonebraker is Informix's Vice President and Chief Technology Officer. Dr. Stonebraker forfeited options to acquire 15,000 shares of common stock in connection with Informix's November 1997 option repricing program. See "Informix Management--Executive Compensation; Stock Option Repricing."

(14) Includes 45,000 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998. Mr. Yansouni is a member of Informix's Board of Directors.

(15) Includes 1,787,925 shares of common stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998.

(16) Mr. White resigned as Chairman of the Board of Directors, President and Chief Executive Officer in July 1997.

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
                         INFORMIX CERTAIN TRANSACTIONS

    In June 1993, Informix made a loan in the principal amount of $150,000 to Myron (Mike) Saranga, Informix's former Senior Vice President, Product Management and Development, in connection with his accepting employment by Informix. The loan was originally due and payable in full on the earliest of June 2, 1995, the date Mr. Saranga sold certain residential real property located in Connecticut, or the date Mr. Saranga's employment with Informix was terminated. In June 1995, Mr. Saranga and Informix amended the loan to increase the interest rate of 3.56% per annum to 6.55% per annum and to provide that $30,000 of principal, and accrued interest, would be forgiven on June 2, 1996 and each anniversary thereafter until the loan is no longer outstanding, provided that Mr. Saranga remains an employee of Informix. The loan provided that the full amount of unpaid principal and accrued interest will become immediately due and payable on the date Mr. Saranga's employment with Informix is terminated for any reason. Mr. Saranga resigned on October 2, 1998. In June 1998, 1997 and 1996, respectively, Informix forgave $34,749, $35,568 and $39,825 of principal and interest loan under the promissory note, respectively (such forgiveness amounts were not grossed up to satisfy tax obligations). As of March 31, 1998, outstanding principal under the note totaled $60,000. It is anticipated that Mr. Saranga will repay the entire outstanding principal and accrued interest.

    Informix has entered into employment and change of control agreements with certain executive officers of Informix. See "Informix Management--Employment Agreements and Change in Control Arrangements."

    In connection with Frank J. Bergandi's resignation as Vice President, North American Sales, in December 1995, Informix entered into a Separation Agreement with Mr. Bergandi whereby Informix agreed to pay Mr. Bergandi six months salary at a rate of $15,833.33 per month during a six month transition period. Informix also agreed that options to purchase up to an aggregate of 95,000 shares of common stock of Informix held by Mr. Bergandi would continue to vest during such transition period.

    In April 1997, Informix entered into Separation Agreements with Ronald M. Alvarez, Informix's former Vice President, American Sales, and Edwin C. Winder, Informix's former Vice President, Japan Operations, in connection with their resignations as executive officers of Informix. Under the terms of their respective Separation Agreements, Mr. Alvarez and Mr. Winder received payments for six months additional salary from the time of their resignations at the rate of $17,083.33 and $18,250.00 per month, respectively. In addition, Mr. Alvarez received a bonus in the amount of $7,686.00 for his services during Informix's first fiscal quarter of 1997. As part of his Separation Agreement, options to purchase 11,250 shares of common stock of Informix held by Mr. Alvarez continued to vest during the six months subsequent to his resignation date. Informix also agreed to pay both Mr. Alvarez and Mr. Winder additional fees for outplacement services and legal fees incurred in connection with the negotiation of their respective Separation Agreements.

    In connection with D. Kenneth Coulter's resignation as Executive Vice President, Worldwide Field Operations in July 1997, and pursuant to an Employment Agreement Informix previously entered with Mr. Coulter, Informix paid Mr. Coulter an aggregate of $106,954 over the five month period ended December 31, 1997.

    In connection with Richard H. Williams' resignation as Senior Vice President, Business Units, in September 1996, Informix entered into a Separation Agreement with Mr. Williams whereby Informix agreed to pay Mr. Williams $132,500 in a lump sum payment, which represented six months of Mr. Williams' base salary. Moreover, Informix agreed that certain additional unvested restricted stock to purchase up to 77,283 shares of common stock of Informix held by Mr. Williams would continue to vest during the five month period following his resignation from Informix. Informix also agreed to pay Mr. Williams $1,000 for each day that he performed consulting services for Informix during the five months following his resignation; however, Mr. Williams did not perform any consulting services for Informix during such period. In addition, under the terms of a restricted stock purchase agreement Informix

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
previously entered into with Mr. Williams, in connection with Mr. Williams' resignation, Informix purchased 128,804 shares of restricted stock that had been held by Mr. Williams for $24,999.81.

    In connection with Richard Blass' resignation as Vice President, Americas Finance, in November 1996, Informix entered into a Separation Agreement with Mr. Blass whereby it agreed to pay Mr. Blass five and one-half months salary at a rate of $11,500.00 per month following his resignation. Informix also agreed to pay Mr. Blass an additional six months salary, at the same rate of $11,500.00 per month, either in a lump sum payment or over six months following such five and one-half month transition period. Under his Separation Agreement, Informix also agreed to pay Mr. Blass up to $5,000 for outplacement services.

    In January 1997, Informix made a loan in the principal amount of $150,000 to Alan Henricks, Informix's former Executive Vice President and Chief Financial Officer, at an interest rate of seven percent (7.0%) per annum in connection with his appointment as Chief Financial Officer. Under the terms of the loan, $50,000 of principal would be forgiven on December 20 of each year that Mr. Henricks remained an employee of Informix. In connection with Mr. Henricks' resignation in April 1997, Informix entered into a Separation Agreement with Mr. Henricks whereby Informix agreed to pay Mr. Henricks nine months salary at a rate of $25,000.00 per month following his resignation. In addition, Mr. Henricks agreed to repay the outstanding principal and interest under the note in equal monthly installments of $17,156.00 through deductions from Mr. Henricks' monthly severance payments described above.

    In connection with David H. Stanley's resignation as Vice President, Legal and Corporate Services, and General Counsel in October 1997, Informix entered into a Separation Agreement with Mr. Stanley whereby Informix agreed to pay Mr. Stanley six months salary at a rate of $16,666.67 per month following his resignation. In addition, Informix agreed that unvested options to purchase up to an aggregate of 150,000 shares of common stock of Informix held by Mr. Stanley would continue to vest during a one month transition period. Under the Separation Agreement Informix also agreed to pay Mr. Stanley up to $5,000 for outplacement services.

    Informix has made certain payments to Philip E. White, Informix's former Chairman, President and Chief Executive Officer in connection with his resignation pursuant to the terms of an employment agreement between Informix and Mr. White. See "Informix Management--Employment Agreements and Change in Control Arrangements."


    On November 17, 1997, Informix issued 160,000 shares of Series A-1 Preferred and the Series A-1 Warrant in cancellation of and exchange for all of the outstanding Series A Preferred and the Series A Warrant previously issued in connection with a Subscription Agreement, dated August 12, 1997, between Fletcher International Limited and Informix. The issuance of the Series A-1 Preferred in exchange for the Series A Preferred was effected in reliance on the exemption under Section 3(a)(9) of the Securities Act. See "Description of Informix Capital Stock--Preferred Stock." On February 13, 1998, Fletcher exercised the Series A-1 Warrant with respect to 60,000 shares of Series A-1 Preferred and simultaneously converted 220,000 shares of Series A-1 Preferred into 12,769,908 shares of common stock. On November 25, 1998, Fletcher exercised the Series A-1 Warrant with respect to 80,000 shares of Series A-1 Preferred and simultaneously converted 80,000 shares of Series A-1 Preferred into 4,642,525 shares of common stock.


    In connection with the issuance of the Series B Preferred in November 1997, Informix paid Shemano a fee of $1,000,000 for financial advisory services provided in connection with such financing. In addition, Informix issued Shemano 100,000 shares of its common stock, which are registered and offered for resale pursuant to this Prospectus. Informix also issued Shemano a warrant to purchase up to an additional 50,000 shares of common stock because, as of May 15, 1998, the closing sales price of Informix's common stock was less than $12.50. The Shemano Warrant is exercisable according to the same terms as the Warrants. In addition, pursuant to a February 1998 letter agreement with Shemano, Informix agreed that upon receipt of a written request from Shemano prior to the time the Commission declares the Registration Statement effective, Informix would repurchase the Shemano shares. Such repurchase obligation terminated upon the Commission declaring the Registration Statement covering such shares effective on May 12, 1998.

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
    Pursuant to both Article VI of Informix's Bylaws and Section 6 of the Indemnification Agreement Informix enters into with its executive officers and directors, Informix advances expenses incurred by indemnified parties in connection with the investigation, defense, settlement or appeal of threatened, pending or completed action or suits against such parties in their capacity as an agent of Informix. Under both the Bylaws and the Indemnification Agreement, the indemnified party will repay Informix for any advanced expenses if it is ultimately determined that the indemnified party is not entitled to be indemnified by Informix. See "Risk Factors--Risks Relating to Informix--Legal Proceedings" and "Business of Informix--Legal Proceedings." As of September 30, 1998, Informix has received invoices for legal fees of approximately $4,113,664 incurred by Informix and certain of its current and former executive officers and/ or directors in connection with certain actions and suits discussed in this report, a substantial portion of which has been incurred by these current and former executive officers and/or directors.

                     DESCRIPTION OF INFORMIX CAPITAL STOCK

GENERAL

    Informix is authorized to issue 500,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of Preferred Stock, $0.01 par value. Of the Preferred Stock, 440,000 shares have been designated Series A Convertible Preferred Stock, none of which are outstanding; 440,000 shares have been designated Series A-1 Convertible Preferred Stock, of which no shares are outstanding and of which 80,000 shares are issuable upon exercise of an outstanding warrant; and 50,000 shares of Series B Convertible Preferred Stock, 36,000 of which were outstanding as of September 30, 1998; in June 1998, 500 shares of Series B Preferred were converted into 80,008 shares of common stock of Informix. In September 1998, 13,500 shares of Series B Preferred were converted into 3,679,472 shares of common stock of Informix. As of September 30, 1998, Informix had an aggregate of 172,310,746 shares of common stock outstanding (not including 50,000 shares of common stock issuable upon exercise of the Shemano Warrant), and an additional 18,140,543 shares of common stock were issuable upon exercise of outstanding options, of which 3,921,367 shares were vested and exercisable.

    On February 13, 1998, Fletcher elected to exercise its right to purchase 60,000 shares of Series A-1 Preferred under the Series A-1 Warrant and simultaneously converted 220,000 shares of A-1 Preferred into 12,769,908 shares of common stock.


    On January 26, 1998 Fletcher gave Informix a 65 day notice designating 16,674,500 shares as the maximum number of shares of common stock issuable upon conversion of the Series A-1 Preferred (including the 12,769,908 issued on February 13, 1998); prior to the time Fletcher delivered such notice, the maximum number of shares of common stock issuable upon conversion of the Series A-1 Preferred was 13,674,500. On September 1, 1998 Fletcher gave Informix a second 65 day notice designating 19,674,500 shares as the maximum number of shares of common stock issuable upon conversion of the Series A-1 Preferred (including the 12,769,908 issued on February 13, 1998 and 4,642,525 issued on November 25, 1998). Fletcher must give Informix another 65 day notice to increase the maximum number of conversion shares further.


    The following description of Informix's capital stock does not purport to be complete and is subject to and qualified in its entirety by Informix's Amended and Restated Certificate of Incorporation and Bylaws, by Informix's Certificates of Designation of Series A Convertible Preferred Stock, Series A-1 Convertible Preferred Stock and Series B Convertible Preferred Stock, by the Rights Agreement and by the applicable provisions of Delaware law.

    The Amended and Restated Certificate of Incorporation and Bylaws as well as the Rights Agreement contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of Informix unless such takeover or change in control is approved by the Board of Directors. In addition, acquisitions of Informix and certain other change-in-control transactions may not be effected without the consent of the holders of the outstanding Preferred Stock or without requiring the acquiring entity to assume the Preferred Stock or cause such Preferred Stock to be redeemed. These provisions are likely to make an acquisition of Informix more difficult and expensive and could discourage potential acquirors.

COMMON STOCK

    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

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
    Holders of the common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any existing or future agreements between Informix and its debtholders. Informix has never declared or paid cash dividends on its capital stock, expects to retain future earnings, if any, for use in the operation and expansion of its business, and does not anticipate paying any cash dividends in the foreseeable future. In the event of the liquidation, dissolution or winding up of Informix, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

PREFERRED STOCK

    Informix is authorized to issue 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by Informix's stockholders. To date, Informix has used its ability to designate new series of Preferred Stock in transactions intended to raise additional capital for Informix. The ability to issue additional shares of Preferred Stock, however, also provides desirable flexibility in connection with possible acquisitions and other corporate purposes but could also have the effect of delaying, deferring or preventing a change in control of Informix without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

    On August 12, 1997, Informix issued 160,000 shares of Series A Preferred to Fletcher International Limited ("Fletcher") for net proceeds of $37.6 million. In addition, Informix granted Fletcher a warrant to acquire up to an additional 140,000 shares of Series A Preferred for a purchase price per share of $250. On November 17, 1997, Informix issued 160,000 shares of the Series A-1 Preferred in cancellation of and exchange for all of the outstanding Series A Preferred previously issued to Fletcher. In connection with such cancellation and exchange, Informix and Fletcher also agreed to cancel the previously granted warrant to acquire Series A Preferred for the Series A-1 Warrant. The rights, preferences and privileges of the Series A-1 Preferred are substantially identical to those of the previously outstanding Series A Preferred, except that the mandatory redemption terms and certain other provisions differ. In particular, the holders of Series A Preferred could require Informix to redeem the Series A Preferred in the event certain conditions were not met in connection with a third party acquiring Informix or substantially all of its assets. Under the terms of the Series A-1 Preferred, however, Informix, not the holders of the Series A-1 Preferred, may make an election to redeem the Series A-1 Preferred in the event of such a change of control transaction. As a result of these differences, the Series A Preferred was excluded from stockholders' equity in Informix's consolidated balance sheet, while the Series A-1 Preferred is included in stockholders' equity.


    The Series A-1 Preferred is convertible into shares of common stock at any time after issuance. At the holder's option, each share of Series A-1 Preferred, which has a face value of $250, is convertible into common stock at a per share price equal to 101% of the average price of the common stock for the 30 trading days ending five trading days prior to the conversion, but not greater than the lesser of (i) 105% of the common stock average price of the first five trading days of such thirty day period or (ii) $12. The number of shares of common stock to be issued upon conversion will vary based on future stock price movements. Holders of the Series A-1 Preferred will not be entitled to convert the Series A-1 Preferred into more than 19,674,500 shares of common stock without first giving Informix 65 days prior notice. Holders of the A-1 Preferred will be entitled to a 15% annual dividend, payable quarterly in cash, in the event of
(i) Informix's failure to obtain stockholder approval within 90 days following any date when the number of shares of common stock issuable or issued upon conversion of the A-1 Preferred would have exceeded 19.9% of Informix's outstanding common stock or
(ii) the failure of Informix to have a registration statement declared effective by the Commission under the Securities Act within 180 days following the request of the holders of the Series A-1 Preferred. Such dividend rights will continue to accrue until such default has been cured or the shares have been converted or redeemed. See "--Registration Rights." In the event holders of the Series A-1 Preferred object to the terms of a proposed acquisition of Informix, Informix may redeem shares of the Series A-1 Preferred at a price of $250 per share, plus any accrued but unpaid dividends. In the event Informix fails to redeem such shares, such failure will be deemed a default and Informix will be obligated to pay a 15% annual dividend (payable quarterly in cash) on such shares until redeemed or converted. In the event Informix defaults on the payment of any required dividend, the holders of Series A-1 Preferred will be entitled, voting separately as a class, to appoint and elect a number of directors (not less than one) to Informix's Board of Directors such that, following such election, such new directors will represent a percentage of the total members of the Board that most nearly approximates the percentage of ownership of Informix held by the holders of the Series A-1 Preferred on a fully-diluted basis. The Series A-1 Preferred will automatically convert into common stock 18 months following the date of its issuance by Informix; however, in the event Informix defaults on the payment of a required dividend other than as a result of a failure to redeem in connection with certain acquisitions, the automatic conversion date of the Series A-1 Preferred will be extended for a one-year period beginning on the date the default is first cured. The automatic conversion date may also be extended for additional periods under other circumstances. See "Risk Factors--Risks Relating to Informix--Risks Associated with Preferred Stock Financings."

    The Series B Preferred is convertible at the election of the holder into shares of common stock beginning on the date six months after issuance, and at any time prior to such date upon the occurrence of certain events, including merger and similar transactions which would result in a change of control of Informix. The currently outstanding Series B Preferred was originally issued on November 19, 1997. The Series B Preferred will automatically convert into common stock three years following the date of its issuance by Informix. Each share of Series B Preferred, which has a face value of $1,000, is convertible into (i) shares of common stock at a per share price equal to the lowest of (A) the average of the closing bid prices for the common stock for the 22 trading days immediately prior to the 180th day following the initial issuance date of the Series B Preferred, (B) 101% of the average of the closing bid prices for the common stock for the 22 trading days ending five trading days prior to the date of actual conversion or (C) 101% of the lowest closing bid price for the common stock during the five trading days immediately prior to the date of actual conversion and (ii) Warrants to acquire that number of shares of common stock equal to 20% of the shares determined pursuant to item (i). The exercise price for the Warrants is $7.84 per share. The conversion price of the Series B Preferred is subject to modification and adjustment upon the occurrence of specified events. The Series B Preferred accrues cumulative dividends at an annual rate of 5% of the face value of each share of Series B Preferred. The dividend is generally payable upon the conversion or redemption of the Series B Preferred, and may be paid in cash or, at Informix's election subject to certain conditions, in shares of common stock. The Series B Preferred is junior to Informix's outstanding Series A-1 Convertible Preferred Stock in respect of liquidation preference and the right to receive dividend payments. As of November 11, 1998, series B preferred stockholders had converted 23,350 shares of series B preferred into 5,889,549 shares of common stock of Informix. In connection with such conversions, Informix issued warrants to purchase 1,377,901 shares of common stock of Informix at $7.84 per share and paid cash dividends in the amount of $1,005,945. See "Risk Factors--Risks Relating to Informix--Risks Associated with Preferred Stock Financings."

    In connection with the issuance of the Series B Preferred in November 1997, Informix paid Shemano a fee of $1,000,000 for financial advisory services provided in connection with such financing. In addition, Informix issued Shemano 100,000 shares of its common stock. Informix also issued Shemano a warrant to purchase up to an additional 50,000 shares of common stock due to the fact that, on May 15, 1998, the closing sales price of Informix's common stock was less than $12.50. See "Informix Certain Transactions."

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
REGISTRATION RIGHTS

    Informix has agreed that if the Commission imposes a holding period for securities issued in reliance on the exemption from registration set forth in Regulation S under the Securities Act longer than the 40 day period currently in effect or materially restricts the ability of the holders of the Series A-1 Preferred to sell or otherwise dispose of such securities pursuant to Regulation S, upon the request of the Series A-1 Preferred holders, Informix will file with the Commission a registration statement under the Securities Act covering that number of shares of Informix's common stock issued or issuable to such holders upon conversion of the Series A-1 Preferred, and thereafter to use its best efforts to cause such registration statement to become effective. Informix has agreed to use its best efforts to keep any such registration effective until the earlier of the date at which time all applicable securities have been sold, the second anniversary of the issuance of the Series A Preferred shares or at such time that such securities may otherwise be sold to the public absent registration.

    Informix also agreed to file with the Commission within 45 days following the sale of the Series B Preferred a registration statement under the Securities Act covering not less than 150% of that number of shares of common stock issuable to the Series B Preferred holders upon conversion of the Series B Preferred and upon exercise of the Warrants at the time of filing, and thereafter to use its best efforts to cause such registration statement to become effective. The Commission declared the Registration Statement effective on May 12, 1998. Informix has agreed to maintain the effectiveness of the Registration Statement until the earlier to occur of the date on which all of the applicable securities have been sold thereunder or such time that such securities may be sold to the public without registration. In addition, Informix has granted "piggyback" registration rights to holders of the Series B Preferred, which permit such holders to include shares of common stock issuable upon conversion of the Series B Preferred and upon exercise of the Warrants in certain registration statements which may be filed by Informix covering the sale of shares of common stock for the account of Informix.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS;
  RIGHTS AGREEMENT

    Informix's Amended and Restated Certificate of Incorporation provides that all stockholder actions must be effected at a duly called annual or special meeting and may not be effected by written consent. Informix's Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Board of Directors, the Chairman of the Board of Directors or the President of Informix. In addition, Informix's Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to Informix's Secretary of the stockholder's intention to bring such business before the meeting. In addition, the Board of Directors of Informix is divided into three classes, with each class standing for election once every three years.

    Informix's Board of Directors has declared a dividend of one Purchase Right (for purposes of this subsection, a "Right") under a Rights Agreement (the "Informix Rights Agreement") for each share of Informix's common stock outstanding on September 17, 1991 or thereafter issued. When exercisable, each Right initially entitles the holder to purchase one share of common stock at a specified price. The Rights become exercisable on the earlier of: (i) the tenth day (or such later date as may be determined by a majority of Informix's Directors not affiliated with the acquiring person or group (the "Continuing Directors")) after a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% of more of Informix's outstanding common stock or (ii) the tenth business day (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group of 20% or more of Informix's outstanding common stock. If an acquiror obtains 20% or more of Informix's outstanding common stock (other than in certain permitted transactions), and unless the Rights are earlier redeemed, the holder of each unexercised Right will have the right to receive shares of Informix's common stock having a value equal to two times the purchase price. Similarly, unless the Rights are earlier redeemed, after the tenth day following certain acquisition transactions, proper provision must be made so that holders of Rights (other than those beneficially owned by an acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price. The Informix Rights Agreement has been amended so as to prevent holders of the Series A-1 Preferred and the holders of the Series B Preferred from being deemed acquiring persons under the Informix Rights Agreement by virtue of their beneficial ownership of securities issued or issuable in connection with the sale and issuance of Preferred Stock. The Rights expire on July 25, 2005 or on their earlier exchange, redemption or expiration in connection with certain permitted transactions. See "Informix Management--Executive Compensation; Employment Agreements and Change in Control Arrangements."

    The foregoing provisions of Informix's Amended and Restated Certificate of Incorporation Bylaws and the Informix Rights Agreement are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of Informix. Such provisions are designed to reduce the vulnerability of Informix to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of Informix. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for Informix's shares and, consequently, may also inhibit fluctuations in the market price of Informix's shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of Informix. In addition, acquisitions of Informix and certain other change-in-control transactions may not be effected without the consent of the holders of the outstanding Preferred Stock or without requiring the acquiring entity to assume the Preferred Stock or cause such Preferred Stock to be redeemed. These provisions are likely to make an acquisition of Informix more difficult and expensive and could discourage potential acquirors. See "Risk Factors--Risks Relating to Informix--Antitakeover Protections" and "--Antitakeover Effects of Provisions of Certificate of Incorporation and Bylaws; Rights Agreement; Effects of Delaware Antitakeover Statute."

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

    Informix is subject to Section 203 of the Delaware General Corporation Law (the "Antitakeover Law"), which regulates corporate acquisitions. The Antitakeover Law prevents certain Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging, under certain circumstances in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving Informix and the interested stockholder and the sale of more than ten percent (10%) of Informix's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more the outstanding voting stock of Informix and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of Informix's outstanding voting shares. Informix has not "opted out" of the provisions of the Antitakeover Law. See "Risk Factors--Risks Relating to Informix--Antitakeover Protections."

TRANSFER AGENT

    The Transfer Agent and Registrar for the common stock is Boston Equiserve
LP.

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                             BUSINESS OF RED BRICK

OVERVIEW

    Red Brick designs, develops, markets and supports data warehousing software. Red Brick's flagship product, Red Brick Warehouse, is a high performance, client/server relational database management system ("RDBMS") software product specifically designed for data warehousing, data mart, data mining and on-line analytical processing ("OLAP") applications. Red Brick's second major product, Red Brick Formation, which was introduced in September 1998, is an Extraction, Transformation, Movement and Loading ("ETML") tool used by customers to take data from transaction processing and legacy data sources and prepare it for use in a data warehouse. Red Brick assists customers in designing and building data warehouse solutions. Red Brick's software enables IT professionals and business managers to implement quickly and manage effectively data warehouse applications and provides decision makers with easy access to critical information necessary to make more informed decisions.

    Red Brick's products comprise a suite of data warehouse RDBMS servers, data mining software, data warehouse administration tools, ETML tools, and connectivity software designed to enable organizations to implement data warehouse solutions across their organizations. Red Brick's products today address five main activities of building and using a data warehouse: data extraction, data transformation, load processing, warehouse data management and query processing. Red Brick's products work together, and integrate with popular third-party data warehousing products, to form an end-to-end data warehouse platform which Red Brick calls DecisionScape.

    Red Brick's client/server based products are designed to support open industry standards, which provide its customers flexibility in selecting computing environments and data warehouse tools. Red Brick markets its software and related services primarily through a direct sales organization and through value-added resellers, system integrators, consulting partners, hardware partners and distributors worldwide. Red Brick's customers include: 360 Communications Company, Amazon.com, AT&T, Barnes & Noble, BellSouth, BlueCross BlueShield Association Federal Employee Program, Catalina Marketing, Estee Lauder, Goodyear Tire and Rubber Company, Hewlett-Packard, Bass Hotels & Resorts, Inc., The Kroger Company, NASA, Pepsi-Cola Company, Reuters Information Technology, Sara Lee Corporation, Tenneco Packaging, Tufts Associated Health Plans, and WorldCom.

INDUSTRY BACKGROUND

    Business enterprises continually strive to improve the efficiency and effectiveness of their operations in today's increasingly competitive global business environment. The pace and complexity of business decision making has increasingly become a greater challenge for organizations. Decision making authority has generally become more distributed throughout all levels of an organization, creating a need by more people to access information used for making critical business decisions. In adapting to this new business environment, organizations have implemented computer systems and technologies that increase efficiency through automating transaction processing.

    On-line transaction processing ("OLTP") systems are used to automate those business functions that generate records that can be processed and stored electronically, such as automatic teller machines, reservation centers and telephone calls. In today's organizations, many thousands of these transactions may occur every second of every day, generating vast amounts of business data. This dramatic increase in the quantity of transaction data has led to the development of RDBMS technologies designed and optimized for collecting and storing transaction data.

    Organizations seek to make faster, more accurate and more confident business decisions by effectively using the vast amount of data generated by these OLTP systems. However, organizations have discovered limitations in using the same OLTP system for both transaction processing and decision support. For example, OLTP systems maintain only recent operating data on-line, making real-time analysis of historical

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data very difficult. In addition, organizations maintain separate OLTP systems for each specific business function, such as purchasing, inventory management and point of sale transactions, making cross-functional analysis of information contained in these separate databases problematic. Furthermore, to process hundreds or thousands of transactions per second, the transaction processing systems store data in formats designed for transaction performance rather than for use by business people for decision support. Finally, conducting analysis and transaction processing on the same system substantially degrades the OLTP systems' performance, jeopardizing the execution of routine business transactions that are critical to organizations. As a result, organizations have found it difficult to utilize OLTP systems for decision support.

    To enable more effective decision making, organizations have established separate, dedicated systems for decision support. However, these organizations have encountered limitations in applying traditional RDBMS technologies, which have been optimized for OLTP applications, as their decision support databases. For example, OLTP RDBMSs have been designed to process thousands of small, predetermined structured updates every second. Business analysis applications, on the other hand, require performing relatively few, highly unstructured, ad-hoc, read-intensive queries per minute. In addition, OLTP RDBMS technologies have been optimized to access and update a small number of records with every transaction, whereas a single query for business analysis could require the access and retrieval of millions of records. OLTP RDBMSs are optimized for continual collection and processing of transactional data, whereas decision support systems require a methodology more focused on extraction and analysis of data. OLTP RDBMSs are unable to store effectively and manage the vast amounts of historical and cross-functional data required by a decision support application. For all of the above reasons, it is difficult to pose and answer business questions using traditional OLTP RDBMS applications.

    To utilize transaction data effectively for better decision making, organizations require a RDBMS optimized for decision support and maintained separately from OLTP RDBMSs. These separate RDBMSs, referred to as data warehouses, must contain weeks, months, and even years of summary and detailed historical business data that can amount to gigabytes and terabytes of information necessary for analysis and decision making.

    Because data warehouses are separate databases from organizations' OLTP systems, and because data warehouses contain data in different formats than in their OLTP systems, customers implementing data warehouses need tools to assist in taking data from their many OLTP systems and putting the data into the data warehouse RDBMS. These tools have come to be called ETML tools.

SOLUTION

    Red Brick designs, develops, markets and supports Red Brick Warehouse, a RDBMS software product optimized to meet the new requirements of data warehouse, data mart, data mining, and OLAP applications, and Red Brick Formation, a scalable and highly functional ETML tool used to assist in the creation and management of these applications. Red Brick believes Red Brick Warehouse was the first open RDBMS software product designed specifically for these applications. Red Brick has capitalized on more than ten years of experience in decision support systems and technologies to assist customers in designing and building data warehouse solutions.

    Red Brick's current products address five main activities of building and using a data warehouse: data extraction, data transformation, load processing, warehouse data management and query processing:

    DATA EXTRACTION--COPY DATA FROM LEGACY AND OLTP SYSTEMS

    Virtually all of the data to be stored in a data warehouse originates in an existing operational system. The Red Brick Formation product assists in copying data out of operational systems and moving the data to the physical computer hosting the data warehouse database. Red Brick's extraction and movement

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subsystem accomplishes this task with less staff effort than manual methods, and at data rates which Red Brick believes are significantly higher than typically achieved with competing products.

    DATA TRANSFORMATION--CLEAN AND FORMAT DATA FOR THE WAREHOUSE

    The data stored in a data warehouse is never just a copy of the original source data from OLTP systems. Source data must be simplified, cleaned, corrected, reorganized, reformatted, and prepared for analytical use in the warehouse. The Red Brick Formation product provides a sophisticated Graphical User Interface that allows the customer to design and implement this complex cleaning and transformation process using a simple "drag and drop" interface. Red Brick believes its transformation subsystem can support more complex transformations than can competing products, and does so more quickly and simply because of its powerful user interface.

    LOAD PROCESSING--SIMPLIFY DATA LOAD PROCESSING AND IMPROVE DATA LOAD
     PERFORMANCE

    A significant problem for the information technology or MIS department of an organization is loading data into the warehouse, indexing it for access, ensuring its quality and performing other operations, such as summarizing sales by region, during a short period of time when users are not on the system. The Red Brick Warehouse and Red Brick Formation products work together to simplify and accelerate this critical process. Red Brick's load processing subsystem typically offers load speeds significantly faster than competing products, while at the same time automatically building indices and summarizations and verifying data integrity.

    WAREHOUSE DATA MANAGEMENT--COST EFFECTIVELY STORE AND MANAGE VERY LARGE
     AMOUNTS OF DATA

    Data warehouse solutions typically store very large amounts of data, are oriented by time, and require periodic, large updates. Red Brick's tools and technologies make managing the warehouse simple and cost effective. Red Brick Warehouse is based on a modular storage model and provides simplified administrative interfaces and systems management functions optimized for very large data warehouse environments. Red Brick's tools and technologies enable features such as disk failure management, implementation of backup and restore procedures, movement of data throughout the warehouse network and end user administration and monitoring.

    QUERY PROCESSING--QUICKLY AND EASILY ANALYZE LARGE VOLUMES OF BUSINESS
     INFORMATION

    Red Brick Warehouse is designed to provide easy, cost effective access to either a single data warehouse or networked data warehouses of information for tens of users to thousands of users. Red Brick believes that its solution can substantially improve the quality and timeliness of an organization's decision making. Red Brick's solution specifically addresses the three key aspects required to ensure effective business analysis: posing questions easily, typically getting answers fast and ensuring that the underlying data is of the highest quality. Red Brick's solution can process business questions significantly faster than traditional OLTP RDBMSs, and often provides greater performance advantages for more complex questions. The solution also offers query functions, called RISQL, that allow business questions to be easily posed and processed and specialized functions that verify data integrity.

    Red Brick capitalizes on more than ten years of decision support expertise to assist customers in rapidly developing and implementing Red Brick data warehouse solutions. Red Brick's professional services organization has captured this experience in a Data Warehouse Implementation Methodology, which describes the process for designing, developing, and deploying successful data warehouse solutions. An understandable, extensible database design is a major factor in the success of a data warehouse. To further accelerate time to production, Red Brick provides language tools that enable quick query development. In certain industry segments, Red Brick offers "quick start" solution kits that include prepackaged designs and business questions that can be quickly tailored to meet specific customer needs.

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Finally, Red Brick's Partners and Value Extended Reseller ("PaVER") program, which consists of more than 75 companies that support Red Brick Warehouse, gives the customer the flexibility to choose best of class tools to complete their client/server data warehouse implementations.

PRODUCTS

    Red Brick provides a suite of integrated data warehouse products that are designed to enable organizations to implement data warehouse solutions across their organizations. These products, marketed as the DecisionScape platform, consist of a specialized RDBMS--Red Brick Warehouse--which includes data mining software, aggregate management software, data warehouse connectivity software and administration tools, and an ETML tool--Red Brick Formation. Customers are able to access their data warehouses through private networks and over the World Wide Web. Red Brick's products have been designed to address five main elements of a data warehouse: data extraction, data transformation, load processing, warehouse data management and query processing. Red Brick's products are generally available on industry-leading UNIX platforms, including Digital, Hewlett-Packard, IBM and Sun, and on Windows NT. Pricing of Red Brick's products depends on a number of factors, including the size of the computer system, number of named users and number of processors. Red Brick's software products include:

    RDBMS PRODUCTS

    The RDBMS products are based on the Red Brick Warehouse technology and include:

    - RED BRICK WAREHOUSE. Red Brick Warehouse is an RDBMS product specifically designed to meet the needs and requirements of a data warehouse environment. The target environment for Red Brick Warehouse is symmetric multi-processing server systems, typically at the division or profit center level within an organization. Red Brick Warehouse Version 5.1, the ninth major release of Red Brick Warehouse technology, was first shipped in January 1998. This release features advances in performance, scalability, and functionality, and includes aggregate management and data mining functionality fully integrated into the data warehouse RDBMS engine.

    - RED BRICK WAREHOUSE FOR WINDOWS NT. Red Brick Warehouse for Windows NT is an RDBMS product designed for data warehouse and data mart applications running on Intel-based Windows NT servers.

    - RED BRICK WAREHOUSE FOR WORKGROUPS. Red Brick Warehouse for Workgroups is a version of the Red Brick Warehouse product designed to be implemented on single processor systems, typically at the workgroup level within an organization.

    Each of Red Brick's three RDBMS products can work together in a networked configuration.

    CONNECTIVITY SOFTWARE

    Red Brick offers connectivity software to provide efficient and effective client/server access to Red Brick Warehouse, ensuring maximum flexibility in selecting computing environments, as well as complementing existing investments in information technology. These products include:

    - RED BRICK ODBC. Red Brick ODBC is a connectivity software product that is installed on client machines connected to Red Brick RDBMS and provides complete access to the Red Brick Warehouse in accordance with Open Database Connectivity specifications.

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    ADMINISTRATION TOOLS

    These tools are designed for IT professionals and business managers within organizations to implement their data warehouse applications effectively and include:

    - RED BRICK VISTA. Red Brick Vista was released in January 1998 and is a comprehensive, server-integrated solution for the computation and management of aggregates, a method of improving performance by pre-calculating summary information.

    - AUTO AGGREGATE LOAD OPTION. Auto Aggregate Load Option provides the capability to create summary records for incoming OLTP data automatically, and is a tool for accepting or rejecting incoming records based on pre-determined criteria. This product is now incorporated into Red Brick Vista.

    - SQL-BACKTRACK-TM- FOR RED BRICK WAREHOUSE. In January 1998 Red Brick began shipping SQL-BackTrack-TM- for Red Brick Warehouse, a backup and recovery system designed specifically for Red Brick. SQL-BackTrack-TM- provides for fast, easy, and safe recovery of data warehouse data in the event of a system failure.

    - PARALLEL TABLE MANAGEMENT UTILITY. Parallel Table Management Utility allows better utilization of multi-processor hardware systems for data loading, performs data conversion, index building and verification of referential integrity, and handles unexpected failure in the middle of multi-tape load processes, allowing efficient and effective recovery.

    - RED BRICK WAREHOUSE ADMINISTRATOR. Red Brick Warehouse Administrator is a graphical Windows-based client tool designed for database administrators to manage general Red Brick Warehouse 5.1 administration tasks with an emphasis on segmentation assistance.

    ETML PRODUCTS

    The Red Brick Formation product is a recent addition to the Red Brick product line, and was first shipped in September 1998. Red Brick Formation is a product for data Extraction, Transformation, Movement, and Loading, and works in conjunction with Red Brick Warehouse as well as with other RDBMS products including Oracle 8 and Microsoft SQL Server. Red Brick Formation includes the following components:

    - RED BRICK FORMATION ARCHITECT. Red Brick Formation Architect runs under Windows NT and provides the customer with a Graphical User Interface for designing and creating a "job" move data from a Legacy or OLTP system into a data warehouse. Such a "job" typically extracts data from one or more source systems, combines, cleans, and reformats that data, and loads the results into a data warehouse database.

    - RED BRICK FORMATION FLOW ENGINE. The Red Brick Formation Flow Engine runs under Windows NT and popular Unix systems, and is a server product that actually executes the jobs created with the Red Brick Formation Architect.

    A typical initial purchase by a customer includes the purchase of one or two Red Brick Warehouse RDBMS product licenses and two or more of the administration tools offered by Red Brick. While the tools are not required in an initial data warehouse implementation, organizations realize the benefits gained by using these tools in managing and optimizing their data warehouses as they begin to bring their data warehouse implementations into production and as the number, size and complexity of their data warehouse implementations grow. Red Brick Formation is offered as a separate product, and may be purchased in conjunction with a Red Brick Warehouse license, at a later time after a Red Brick Warehouse license, or separately without a Red Brick Warehouse license. Customers are required to purchase a first-year maintenance contract with each product license, and many customers choose to purchase consulting

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services for solution design and implementation. Many customers also purchase new computer hardware and consulting services from third parties when implementing a data warehouse. Red Brick often sells a customer additional data warehouse applications as the customer implements additional data warehouse systems across the organization.

TECHNOLOGY

    Red Brick has developed core proprietary technologies that effectively address the three key components of data warehousing: load processing, warehouse data management and query processing. Red Brick has also purchased in-process technologies from CMG Information Services, Inc. ("CMGI") and its subsidiary, Engage Technologies, Inc. ("Engage"). Red Brick Formation, the first product resulting from this transaction, was released in September 1998. Red Brick Formation is a data ETML tool. Since Red Brick Formation is a new product in its first commercial version, it has not yet proved that it is sufficient in terms of functionality, performance or reliability to meet customer requirements or that it will be generally salable. As a result, Red Brick does not know if Red Brick Formation will contribute in a material way to Red Brick's revenues. The failure of Red Brick Formation to operate as expected could seriously harm Red Brick's business, operating results and financial condition. The purchased technology will also be used for additional future development efforts aimed at extending the integrated DecisionScape data warehouse platform. Red Brick's products include the following technologies:

    STARINDEX AND STARJOIN

    STARjoin is a critical technology for Red Brick Warehouse performance. With STARjoin, multiple relational tables may be joined at one time in a fast, single-pass operation as compared to conventional technologies that join tables one pair at a time, requiring the creation of many temporary tables for complex queries. The STARjoin technology allows Red Brick Warehouse to join two or more tables in a single step. A typical query in a Red Brick Warehouse application will join more than five tables in a single step. The STARjoin algorithm uses the STARindex to accelerate join processing. The STARindex relates rows in the various tables of a database using a compact, easily-maintained structure. The STARindex is completely transparent to end-users and is created and maintained by the database administrator like any other standard B-Tree index used in most relational database products.

    PARALLEL QUERY

    Red Brick Warehouse includes complete parallel query processing technology. On parallel hardware systems, each query is automatically divided into multiple sub-parts, each of which is processed at the same time on different processors, which improves query performance time.

    SEGMENTED STORAGE

    Red Brick's Segmented Storage architecture allows tables and indexes to be distributed intelligently across the many disks that comprise a large data warehouse. As a result, the database is better organized, easier to manage, more reliable and provides improved performance. The ability to manage the sub-components of a very large data warehouse separately makes the management of terabyte-sized warehouses achievable.

    PIPELINED PARALLEL LOAD

    The Load Data function is designed to perform complete load processing. The loader not only places row data into a target database table, but also performs data format conversions, referential integrity checking and multiple index building as one concurrent, integrated operation. The parallel loader uses an Adaptive Pipeline Parallel technology that allows each row being loaded to move through a set of steps, with a different processor performing each step.

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    AGGREGATE ADVISOR AND QUERY RE-WRITE

    The Aggregate Advisor management and navigation system can automatically notify warehouse administrators of appropriate aggregation strategies based on actual warehouse usage, lessening the amount of time it takes to maintain the warehouse and design an aggregation strategy. The Query Re-Write capability automatically alters queries submitted to the warehouse to use available aggregate tables without requiring the end user to know that the aggregates exist. This allows administrators to alter aggregation strategies without having to re-train users or migrate changes to hundreds or thousands of workstations.

    RISQL EXTENSIONS

    Structured Query Language ("SQL") has long been established as the standard for relational database access. Red Brick has implemented a rich set of SQL extensions, called RISQL (Red Brick Intelligent SQL), which allow Red Brick Warehouse users to ask many practical business questions that cannot be asked with SQL alone. These RISQL extensions allow the server to directly process queries involving rankings, moving averages, running totals and a variety of other important business measures. Using RISQL extensions, most business queries can be completely processed by the server, thus eliminating the need for client-side post processing.

    TARGETINDEX

    Based in part on bit-mapped index technologies, TARGETindex provides for very fast selection of groups from large, multi-attribute lists, such as targeting a micro market from a large customer list.

    FAST GROUP CALCULATIONS

    Red Brick Warehouse contains technology to process group calculations in memory. Specialized data structures are used to store the group results in memory, eliminating significant disk input/output and processing time.

    DYNAMIC OPTIMIZATION

    Red Brick Warehouse takes a fundamentally different approach than traditional OLTP RDBMSs to query optimization, using Dynamic Optimization to repeatedly re-evaluate its query execution strategy while the query is running to produce substantially better performance.

    ON DEMAND PARALLEL

    Red Brick's On-Demand Parallel query processing includes special technology that adapts and changes the degree of parallelism used to dynamically achieve maximum throughput, enhancing optimized performance in changing multi-user environments with varying workloads. Integrated Data Mining. Red Brick Data Mine Option is server-based software fully integrated into the Red Brick Warehouse RDBMS engine. It is used to read very large volumes of data--hundreds of millions of rows and hundreds of attributes--to find patterns, trends, and relationships that would be difficult to find with traditional drill-down querying techniques. Using models based on these relationships, users are better able to predict the impact of decisions on their customers, businesses and markets.

    CONTINUALLY ADAPTIVE INDEXING

    Red Brick's Continually Adaptive Indexing extends TARGETindex technology to provide indexes which automatically and continually adapt to the data that is being indexed. Red Brick Warehouse automatically selects the optimal index type on a per value, not per index basis, which enables considerable speed and efficiency gains.

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    HYBRID HASH JOIN

    Red Brick's Hybrid Hash Join includes sophisticated optimizations such as full sub-join recursion (needed to efficiently handle very large joins), role reversal (needed to efficiently join dissimilarly sized tables) and bit filtering (needed to improve hash join efficiency). For the end user, Red Brick's advanced hash join can more quickly process queries against complex schemas.

    TARGETJOIN

    Red Brick Warehouse 5.1 introduced TARGETjoin, a new join algorithm. TARGETjoin accelerates complex decision support queries through its parallel bitmap join technology.

CUSTOMERS AND MARKETS

    To date, Red Brick has issued software licenses to more than 350 customers in a variety of industries. Red Brick's customers include: 360 Communications Company, Amazon.com, AT&T, Barnes & Noble, BellSouth, BlueCross BlueShield Association Federal Employee Program, Catalina Marketing, Estee Lauder, Goodyear Tire and Rubber Company, Hewlett-Packard, Bass Hotels & Resorts, Inc., The Kroger Company, NASA, Pepsi-Cola Company, Reuters Information Technology, Sara Lee Corporation, Tenneco Packaging, Tufts Associated Health Plans, and WorldCom.

SALES AND MARKETING

    Red Brick markets its products and services primarily through its direct sales force and professional services organization. Red Brick employs highly skilled engineers and technically proficient sales persons capable of serving the sophisticated needs of its customers' information and business management staffs. Red Brick has domestic sales or support staff located in approximately 20 locations in the United States and Canada, and in international offices in London, England and Tokyo, Japan. In addition to its direct sales efforts, Red Brick utilizes advertising, direct mail and public relations programs, participates in industry trade shows and organizes seminars to promote the adoption of its products and methodologies.

    Red Brick provides customers maximum flexibility and choice in building data warehouse applications, and has established a "PaVER" (Partner and Value-Extended Reseller) Program to foster relationships with third parties whose products and services are often used in conjunction with Red Brick Warehouse. The PaVER program provides Red Brick Warehouse customers the ability to utilize existing technologies or select from a broad group of front-end tools when implementing data warehouse systems. Red Brick has more than 75 vendors in its PaVER Program. During 1996, Red Brick implemented its PaVER Gold Program, a technical certification initiative designed to provide Red Brick Warehouse users with a choice of software products that exploit the specialized decision support capabilities of Red Brick Warehouse. In the PaVER Gold program, partners have committed to tight interoperability between their software products and Red Brick Warehouse, to support future releases of Red Brick Warehouse within a specified amount of time after each release, and to establish reciprocal technical support links with Red Brick to quickly resolve technical issues with joint customers.

    International revenues consist of export revenues and prior to September 16, 1998 also included revenues from Red Brick's Australasia subsidiary. (At such date, Red Brick reduced its controlling interest in such subsidiary to approximately ten percent of the subsidiary's outstanding capital stock.) Red Brick's international revenues for the nine months ended September 30, 1998 were 17% of total revenues and for the years ended December 31, 1997, 1996, and 1995, were 17%, 10%, and 8% of total revenues, respectively. Red Brick Australasia's revenues for such periods were 2%, 1%, 0% and 0% of total revenues, respectively.

    Red Brick has a captive lease program that operates under the name of Red Brick Capital to provide customers with financing options for Red Brick's products and services. In connection with this program,

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Red Brick entered into a services agreement with Integrated Lease Management
("ILM"), a non-affiliated leasing group, to provide lease management and lease financing services. The agreement can be renewed in successive twelve-month periods. Under the lease program, Red Brick Capital assigns, on a non-recourse basis, the software finance agreement executed between Red Brick Capital and the end user customer to certain funders arranged by ILM.

    In January 1998, Red Brick appointed Lawrence Howard as Vice President, North American sales, and in July 1998, Red Brick appointed Paul Rodwick as Vice President, Marketing. Also, in July 1998, Anthony Layzell, who had been serving as Red Brick's Senior Vice President, Sales and Marketing, resigned from Red Brick to pursue other interests. During late 1997 and throughout 1998, there has been significant turnover in Red Brick's direct sales force. This transition in sales and marketing management, as well as the turnover in the sales force, may have an adverse effect on Red Brick's operating results.

MAINTENANCE AND SERVICES

    Red Brick believes that providing superior customer service and implementation expertise is critical for customer success. Red Brick's strategy is to deliver technology and services that enable its customers and partners to implement data warehouse applications quickly. Most of Red Brick's customers currently have maintenance agreements that entitle them to technical support, training and periodic upgrades. Red Brick also offers additional training and consulting services on a fee basis.

    TECHNICAL SUPPORT

    Red Brick has established a centralized corporate technical service group that is supported by the consulting and field engineering groups. Red Brick provides customers with a comprehensive array of services, including software updates, documentation updates, telephone support, product maintenance, emergency response and access to a product enhancement request database. Red Brick offers support programs that include up to 24 hours a day, 7 days a week telephone support.

    TRAINING

    Red Brick offers customer training courses on Red Brick Warehouse products and database design. Regularly scheduled courses are offered at Red Brick's headquarters in Los Gatos, California. Individual customer courses are provided at the customers' facilities.

    PROFESSIONAL SERVICES

    Beginning in early 1997, Red Brick significantly expanded its professional services organization. Red Brick offers a variety of solution-oriented consulting services delivered either by specialists from Red Brick or through a network of third-party consultants trained on Red Brick Warehouse. These services are built around a structured Data Warehousing Implementation Methodology, and include data warehouse design and modeling, data preparation, data loading, installation, implementation, systems maintenance and upgrading.

RESEARCH AND DEVELOPMENT

    Red Brick has made substantial investments in research and development. Red Brick believes that its future performance will depend in large part on its ability to maintain and enhance its current product line, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. Red Brick intends to expand its existing product offerings and to introduce new products for the data warehouse software market. Although Red Brick expects that certain of its new products will be developed internally, Red Brick may, based on timing and cost considerations, acquire technology or products from third parties.

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    On August 29, 1997, Red Brick executed a technology purchase agreement with
CMGI and Engage, whereby Red Brick acquired the in-process source code and related documentation to the Engage software technology "Engage.Fusion" and "Engage.Discover," and such products' shared, object-oriented, metadata facility, all of which are currently technology under development. In the third quarter of 1997 Red Brick took a charge of approximately $11.0 million for in-process technology based upon an independent appraisal. Red Brick paid CMGI $9.5 million in cash and issued to CMGI 238,160 shares of unregistered Red Brick common stock. At the time of the purchase, the acquired technology had not yet reached technological feasibility and did not have alternative future uses. Subsequent to the acquisition of this technology, Red Brick invested approximately $5.2 million to develop Red Brick Formation, which was released in September 1998. The purchased technology will be used for additional future development efforts aimed at extending the integrated DecisionScape data warehouse platform. If Red Brick is unable, for technological or other reasons, to develop this technology, Red Brick's business, operating results and financial condition could be materially adversely affected.

    In July 1998, Red Brick announced its intention to build and market analytic application products in addition to its Red Brick Warehouse and Red Brick Formation product lines. There can be no assurance that Red Brick will be successful in developing and marketing these analytic application products. In addition, there can be no assurance that Red Brick will be successful in developing other product enhancements or new products that respond to technological change or evolving industry standards, that Red Brick will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these new products and product enhancements, or that Red Brick's new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. Any potential new products or product enhancements would likely be subject to significant technical risks. If Red Brick experiences delays in the commencement of commercial shipments of new products and enhancements, Red Brick could experience delays or loss of product revenues. If Red Brick is unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, Red Brick's business, operating results and financial condition could be materially adversely affected.

    Red Brick plans to release new versions of its Red Brick Warehouse periodically and to continue to develop new administration tools to be used with Red Brick Warehouse; however, there can be no assurance such new versions or administration tools will be released. These potential new versions and administration tools, as well as the products to be developed based on the acquired in-process technology, are subject to significant technical risks. Red Brick may experience delays in the commencement of commercial shipments of potential new versions, administration tools, and new products resulting in delay or loss of product revenues. If the potential new versions of Red Brick Warehouse or the potential new application tools do not achieve market acceptance, or Red Brick is unable, for technological or other reasons, to develop, introduce and sell such versions, application tools, or new products in a timely manner, Red Brick's business, operating results and financial condition will be materially adversely affected. Software products as complex as those offered by Red Brick may contain undetected errors or failures when first introduced or when new versions are released. Red Brick has in the past discovered software errors in certain of its new products after their introduction. When Red Brick discovers a software error in a product, Red Brick's customer service and research and development organizations typically work with the customer in an attempt to resolve the problem. In most cases, Red Brick can provide a solution over the phone. Occasionally, a Red Brick representative may visit a customer site to assist the customer in solving the problem. Although Red Brick has not experienced materially adverse effects resulting from any such errors to date, there can be no assurance that, despite testing by Red Brick and by current and potential customers, errors will not be found in new versions of Red Brick Warehouse, administration tools, or new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could have a material adverse effect upon Red Brick's business, operating results and financial condition.

COMPETITION

    The market for Red Brick's products is intensely competitive and subject to rapid change. Red Brick primarily encounters competition from large, public companies, including Oracle Corporation, Informix Corporation, Sybase, Inc., International Business Machines Corporation, and NCR/Teradata. With the introduction in September 1998 of the Red Brick Formation product, Red Brick expects to encounter competition from a new category of vendors, including Ardent and Informatica. In addition, because there are relatively low barriers to entry for certain components within the software market, Red Brick expects additional competition from other established and emerging companies if the data warehouse market continues to develop and expand. Red Brick believes that the principal competitive factors affecting its market include first-to-market product capabilities, product performance, price, support of industry standards, ease of use, and customer and technical support and service. Although Red Brick believes that its products currently compete favorably with respect to such factors, there can be no assurance that Red Brick can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

    Most of Red Brick's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than Red Brick, significantly greater name recognition and a larger installed base of customers. In addition, many of Red Brick's competitors have well-established relationships with current and potential customers of Red Brick, have extensive knowledge of the relational database industry and are capable of offering a single vendor solution. As a result, Red Brick's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than can Red Brick. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Red Brick also expects that competition will increase as a result of software industry consolidations. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. Any of these effects could materially adversely affect Red Brick's business, operating results and financial condition. There can be no assurance that Red Brick will be able to compete successfully against current and future competitors or that competitive pressures faced by Red Brick will not materially adversely affect its business, operating results and financial condition.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    Red Brick relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, Red Brick licenses rather than sells its software and requires licensees to enter into license agreements, which impose certain restrictions on licensees' ability to utilize the software. In addition, Red Brick seeks to avoid disclosure of its trade secrets, including but not limited to requiring those persons with access to Red Brick's proprietary information to execute confidentiality agreements with Red Brick and restricting access to Red Brick's source code. Red Brick seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Red Brick has filed provisional patent applications in the United States with respect to certain aspects of its software. None of these patents have been issued and there can be no assurance that a patent or patents will be issued pursuant to any of these applications or that, if granted, such patent or patents would survive a legal challenge to its validity or provide significant protection to Red Brick. Despite Red Brick's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Red Brick's products or to obtain and use information that Red Brick regards as proprietary. Policing unauthorized use of Red Brick's products is difficult, and while Red Brick is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect Red Brick's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that Red Brick's means of protecting its proprietary rights will be adequate or that Red Brick's competitors will not independently develop similar technology. Although Red Brick has not been notified that Red Brick's products infringe the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by Red Brick with respect to current or future products. Red Brick expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in Red Brick's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require Red Brick to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Red Brick or at all, which could have a material adverse effect upon Red Brick's business, operating results and financial condition.

    Red Brick relies upon certain software that it licenses from third parties, including software that is integrated with Red Brick's internally developed software and used in Red Brick Warehouse and Red Brick Formation to perform key functions. There can be no assurance that these third-party software licenses will continue to be available to Red Brick on commercially reasonable terms. The loss of, or inability to maintain, any such software licenses could result in delays or reductions of shipments until equivalent software could be developed, identified, licensed and integrated, which would materially adversely affect Red Brick's business, operating results and financial condition.

EMPLOYEES

    As of September 30, 1998, Red Brick had a total of 272 employees, of which 253 were based in the United States, 5 were based in the United Kingdom, 3 were based in Canada, and 11 were based in Japan. Of the total, 94 were engaged in sales and marketing, 77 were in research and development, 48 were in customer service organizations, and 36 were in finance, administration, and operations. As noted above, there has been transition in Red Brick's sales and marketing management, as well as significant turnover in the direct sales force and product development department. This transition may have an adverse effect on Red Brick's operating results for the fiscal year ending December 31, 1998. Red Brick's future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel, none of whom is bound by an employment agreement. The loss of the services of one or more of Red Brick's key employees could have a material adverse effect on Red Brick's business, operating results, and financial condition. Red Brick's future success also depends on its continuing ability to attract, train, and retain highly qualified technical, sales, and managerial personnel. Competition for such personnel is intense, and there can be no assurance that Red Brick can retain its key technical, sales, and managerial employees or that it can attract, assimilate, or retain other highly qualified technical, sales, and managerial personnel in the future. None of Red Brick's employees is represented by a labor union. Red Brick has not experienced any work stoppages and considers its relations with its employees to be good.

PROPERTIES

    Red Brick's principal administrative, sales, marketing, support, and research and development facility is located in Los Gatos, California. Red Brick has operating leases for this office space totaling approximately 56,000 square feet that expires in December 2002. Red Brick believes that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed. Red Brick has an additional research and development facility of approximately 8,500 square feet in Andover, Massachusetts. The lease on this facility expires in July 2002. Red Brick currently leases other domestic sales offices throughout the United States, as well as international offices in the United Kingdom and Japan.

LEGAL PROCEEDINGS

    On March 25, 1998, certain Red Brick stockholders acting on behalf of themselves and other persons who purchased Red Brick's common stock between January 15, 1997 and April 15, 1997, filed two purported class action lawsuits in the United States District Court for the Northern District of California. On May 28, 1998, the Court consolidated the two lawsuits into one action. On September 2, 1998, the plaintiffs filed an Amended Class Action Complaint for the consolidated action (the "Amended Complaint"). The Amended Complaint names as defendants, among others, Red Brick and certain of its present and former officers and directors. The complaint alleges violations of the federal securities laws and seeks unspecified monetary damages. Red Brick believes that the Amended Complaint is without merit and, on October 7, 1998, Red Brick filed a motion to dismiss the complaint. A hearing on the motion to dismiss is tentatively scheduled for December 15, 1998. The pending litigation against Red Brick, and any future litigation against Red Brick or its employees, may result in substantial costs and expenses to Red Brick, even if Red Brick prevails in its case or settles the litigation. Such costs may include a significant diversion of time and effort by Red Brick's technical and management personnel. Red Brick could be materially and adversely affected by an unfavorable resolution of such litigation. Depending on their breadth and timing, pending litigation and any future litigation against Red Brick could materially adversely affect Red Brick's business, future results of operation, cash flows, or financial condition.

    Other than the events disclosed above, there are no pending material legal proceedings, other than ordinary routine litigation incidental to the business, to which Red Brick or any of its subsidiaries is a party or of which any of their property is the subject.

               RED BRICK MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE DISCUSSION IN THIS SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES REGARDING RED BRICK'S REVENUES AND ASSOCIATED COSTS AND EXPENSES. RED BRICK'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS--RISKS RELATING TO RED BRICK," AS WELL AS THOSE RISKS DISCUSSED IN THIS SECTION AND ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

OVERVIEW

    Red Brick designs, develops, markets and supports Red Brick Warehouse, a high-performance, client/ server relational database management system ("RDBMS") that is specifically designed for data warehouse applications, and Red Brick Formation, an Extraction, Transformation, Movement and Loading ("ETML") tool used by customers to take data from transaction processing and legacy data sources and prepare it for use in a data warehouse. Red Brick was founded in July 1986 as a consulting company to address the issues associated with gaining access to large data stores. During the period from inception to late 1989, Red Brick developed various tools and technologies intended to address these issues. In late 1989, Red Brick began to develop technology for a new RDBMS focused on decision support and data warehouse applications. Red Brick made its initial product shipments of Red Brick Warehouse in December 1991. Since that time, Red Brick has released new versions of Red Brick Warehouse periodically, as well as administration tools that are sold as options to Red Brick Warehouse. Red Brick's administration tools assist IT professionals and business managers within organizations to implement their data warehouse applications effectively. Red Brick also made initial shipments of a second major product, Red Brick Formation, in September 1998.


    At September 30, 1998, Red Brick had an accumulated deficit of $41.5 million. Red Brick has experienced a reduction in license revenues, incurred recurring operating losses and has used cash in operating activities of approximately $8.5 million for the nine months ended September 30, 1998. There can be no assurance that Red Brick will be profitable on a quarterly basis or achieve profitability on an annual basis. Red Brick's limited operating history makes the prediction of future operating results difficult. Although Red Brick experienced significant percentage growth in revenues during certain periods in the past, Red Brick does not believe prior percentage growth rates are sustainable or indicative of future operating results. Management currently believes that its current cash and investment balances, plus anticipated cash collections, are sufficient to fund operations through March 1999. If the merger is not consummated, Red Brick plans to shift its primary focus to the Japanese market and to take action to reduce significantly its sales, marketing and administrative costs, principally through headcount reductions. Notwithstanding these changes, if the merger is not consummated, the Company will need to raise additional capital to fund continuing operations. The Company may not be able to increase revenues in Japan, reduce spending or raise capital on acceptable terms or at all. The Company's inability to increase revenues in Japan, reduce spending or raise capital would have a material adverse affect on the Company's financial condition and results of operations. See "--Liquidity and Capital Resources."


    Substantially all of Red Brick's historical revenues have been attributable to sales of licenses of Red Brick Warehouse and the related maintenance and service contracts. This product is currently expected to account for a significant part of Red Brick's revenues for the foreseeable future. A decline in demand for or failure to achieve broad market acceptance of Red Brick Warehouse as a result of competition, technological change or otherwise, would have a material adverse effect on the business, operating results, and financial condition of Red Brick. A decline in sales of Red Brick Warehouse would also have a material adverse effect on sales of other Red Brick products that may be sold to Red Brick customers. Red Brick's future financial performance will depend in part on the successful development, introduction, and customer acceptance of new and enhanced versions of Red Brick Warehouse and other products. There can be no assurance that Red Brick will continue to be successful in marketing Red Brick Warehouse or any new or enhanced products.

    Red Brick believes that a preference for integrated platforms and solutions is emerging among data warehouse customers. As the data warehousing market continues to develop and expand, it has attracted many vendors to enter the market. Red Brick believes this proliferation of vendors and products seems to be elongating the sales cycle and complicating the customer's decision process regarding the implementation and maintenance of data warehousing products. Red Brick believes that, based on its market analysis, customers want a fully integrated data warehousing solution that provides customers the ability to cleanse and transform data, load data into the warehouse and perform decision support analysis on the data in the warehouse.

    In order to address this perceived market shift, Red Brick acquired certain in-process technology from Engage, a subsidiary of CMGI, in August 1997. This technology provides Red Brick with the technological base necessary to develop a fully integrated data warehouse platform. In the third quarter of 1997, Red Brick took a charge of approximately $11.0 million for in-process technology, based upon an independent appraisal. Subsequent to the acquisition of this technology, Red Brick invested approximately $5.2 million to develop Red Brick Formation, which was derived from the technology acquired in the third quarter of 1997 and was released in September 1998. The purchased in-process technology will be used for additional future development efforts aimed at extending Red Brick's integrated data warehouse platform. Red Brick has directed its marketing efforts towards positioning Red Brick as a leading provider of an end-to-end data warehouse platform that Red Brick calls DecisionScape.

    Red Brick's future success depends on its ability to enhance its current products, to develop and introduce new products that keep pace with technological developments and emerging industry standards on a timely basis, to successfully market and license such products, and to address the increasingly sophisticated needs of its customers. Red Brick Formation is a new product in its first commercial version, and it has not yet proved that it meets customer requirements or that it is sufficient in terms of functionality, performance, or reliability to be generally salable and to contribute in a material way to Red Brick's revenues. The partial or complete failure of Red Brick to achieve these product development and marketing goals, or of Red Brick Formation to operate as expected, would have a material adverse effect on Red Brick's business, operating results, and financial condition.

    Red Brick believes that its products are priced competitively with most of its competitors' products. Intense competition in the database market in which Red Brick competes may put pressure on Red Brick to reduce prices on certain products, particularly where certain vendors offer significant discounts in an effort to recapture or gain market share. In addition, the bundling of software products for promotional purposes or as a long-term pricing strategy by certain of Red Brick's competitors could have the effect over time of significantly reducing the prices that Red Brick can charge for its products. Any such price reductions could have a material adverse effect on Red Brick's business, results of operations or financial condition if Red Brick cannot offset these price reductions with a corresponding increase in sales volumes.

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

    REVENUES

                                                                     NINE MONTHS ENDED
                                                                       SEPTEMBER 30,
                                                             ---------------------------------
                                                               1998       CHANGE       1997
                                                             ---------  -----------  ---------

                                                                  (DOLLARS IN THOUSANDS)
Software license...........................................  $  11,860         (38%) $  19,189
Percentage of total revenues...............................         47%                     67%
Maintenance and service....................................  $  13,296          41%  $   9,434
Percentage of total revenues...............................         53%                     33%
Total revenues.............................................  $  25,156         (12%) $  28,623

    Red Brick's revenues are derived from (i) license fees for its software products and (ii) fees for services complementing its products, including software maintenance and support, training, consulting and development agreements. Fees for service revenues are charged separately from Red Brick's software products. Through December 31, 1997, Red Brick recognized revenue in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") No. 91-1, "Software Revenue Recognition." In 1997, the American Institute of Certified Public Accountants issued SOP No. 97-2, "Software Revenue Recognition," which is effective for Red Brick beginning in fiscal 1998. In October 1997, the American Institute of Certified Public Accountants issued Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"), which superseded SOP 91-1 and provides guidance on generally accepted accounting principles for recognizing revenue on software transactions. SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. Under SOP 97-2, the determination of fair value is based on objective evidence which is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered. SOP 97-2 was amended in February 1998 by Statement of Position 98-4 ("SOP 98-4") "Deferral of the Effective Date of a Provision of SOP 97-2" which deferred for one year the specification of what was considered vendor specific objective evidence of fair value for the various elements in a multiple element arrangement. Red Brick has adopted the provisions of these SOPs as of January 1, 1998.

    SOFTWARE LICENSE REVENUES. Red Brick currently derives substantially all of its software license revenues from licenses of Red Brick Warehouse, a relational database management system that is specifically designed for enabling data warehouse applications. Software license revenues decreased for the nine month period ended September 30, 1998, compared to the nine month period ended September 30, 1997, primarily because of the decline in sales in the U.S. market due to the increased competition in this market. International sales, which have lower average selling prices, increased, especially in Japan. Average selling prices in 1998 decreased from the average selling prices in 1997.

    MAINTENANCE AND SERVICE REVENUES. The growth in maintenance and service revenues for the nine month periods ended September 30, 1998, compared to the same period in the prior year, was primarily attributable to the renewal of maintenance contracts and additional professional services engagements. Due to reduced license sales in the U.S., which are a primary factor in generating consulting and service revenue, Red Brick anticipates that prior growth rates of Red Brick's maintenance and service revenues and margins may not be sustainable in the future.

    For the nine month periods ended September 30, 1998 and 1997, there were no sales to any one customer that accounted for 10% or more of total revenues during such respective periods. However, Red Brick expects that licenses of its products to a limited number of customers and resellers may continue to account for a significant percentage of revenue for the foreseeable future. There can be no assurance that any customer or reseller will continue to license Red Brick's products. The loss of a major customer or reseller or any reduction in orders by such customers or resellers, including reductions due to market or competitive conditions, could have a material adverse effect on Red Brick's business, financial condition, and results of operations.

    Red Brick's international revenues for the nine month periods ended September 30, 1998 and 1997, were 17% and 14% of total revenues, respectively. In the third quarter of 1998, Red Brick reduced its controlling interest in its Australasia subsidiary to approximately ten percent of the subsidiary's outstanding capital stock. Accordingly, Red Brick will no longer consolidate the financial results of this subsidiary. RBA's revenues for the nine month periods ended September 30, 1998 and 1997, which were consolidated with Red Brick's financial statements, were 2% of total revenues during such respective periods.

    COST OF REVENUES

                                                                            NINE MONTHS ENDED
                                                                              SEPTEMBER 30,
                                                                   -----------------------------------
                                                                     1998        CHANGE        1997
                                                                   ---------  -------------  ---------

                                                                         (DOLLARS IN THOUSANDS)
Software license.................................................  $   1,457           28%   $   1,139
Percentage of total revenues.....................................          6%                        4%
Maintenance and service..........................................  $   7,616           24%   $   6,164
Percentage of total revenues.....................................         30%                       22%
Total cost of revenues...........................................  $   9,073           24%   $   7,303
Percentage of total revenues.....................................         36%                       26%

    COST OF SOFTWARE LICENSE REVENUES. Cost of software license revenues consisted primarily of the cost of royalties paid to third-party vendors, product media and duplication, shipping expenses, manuals and packaging materials. Cost of software license revenues increased for the nine month period ended September 30, 1998 compared to the same period ended September 30, 1997, primarily due to increases in cost of royalties related to minimum royalty obligations.

    COST OF MAINTENANCE AND SERVICE REVENUES. Cost of maintenance and service revenues consisted primarily of personnel-related costs incurred in providing support, consulting services and training to customers. Cost of maintenance and service revenues for the nine month period ended September 30, 1998, increased over such costs for the same period ended September 30, 1997, as a result of increased personnel-related costs as Red Brick continued to expand its customer service and consulting organizations.

    OPERATING EXPENSES

                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                            -------------------------------
                                                              1998      CHANGE      1997
                                                            ---------  ---------  ---------

                                                                (DOLLARS IN THOUSANDS)
Sales and marketing.......................................  $  19,061         (4%) $  19,813
Percentage of total revenues..............................         76%                   69%
Research and development..................................  $   9,503         33% $   7,130
Percentage of total revenues..............................         38%                   25%
General and administrative................................  $   3,104          3% $   3,019
Percentage of total revenues..............................         12%                   11%
In-process technology.....................................  $      --      *      $  10,984
Percentage of total revenues..............................      *                        38%
Total operating expenses..................................  $  31,668        (23%) $  40,946
Percentage of total revenues..............................        126%                  143%

       -------------------------------

       *   Not meaningful

    SALES AND MARKETING. Sales and marketing expenses consisted primarily of personnel-related costs, including sales commissions, as well as promotional expenses including advertising, public relations, seminars, and trade shows. Sales and marketing expenses decreased for the nine month period ended September 30, 1998, compared to the same period ended September 30, 1997, mainly due to personnel attrition which resulted in decreases in personnel-related costs.

    RESEARCH AND DEVELOPMENT. Research and development expenses consisted primarily of salaries and other personnel-related expenses, and depreciation of development equipment. The increase in research and development expenses for the nine month period ended September 30, 1998, from the same period ended September 30, 1997, was primarily attributable to the increased staffing of software engineers required to expand and enhance Red Brick's product line, work on the development of the in-process technology acquired, and the expensing of technology and software that had not met technological feasibility. In accordance with SFAS No. 86, Red Brick capitalizes eligible computer software costs upon the achievement of technological feasibility, subject to net realizable value considerations. Red Brick has defined technological feasibility as completion of a working model. As of September 30, 1998, such capitalizable costs were insignificant. Accordingly, Red Brick has charged all such costs to research and development expense in the accompanying condensed consolidated statements of operations. Red Brick believes that research and development expenses may continue to increase in dollar amount and may increase as a percentage of total revenues in the future as Red Brick continues to work on the in-process technology acquired from Engage and to update and expand its product line.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consisted primarily of personnel costs for finance and general management, as well as insurance and professional expenses. General and administrative expenses increased for the nine month period ended September 30, 1998, compared to the nine month period ended September 30, 1997. This increase was primarily due to increased legal fees primarily related to shareholder litigation. Red Brick believes that general and administrative expenses may increase in dollar amount and may increase as a percentage of total revenues.

    IN-PROCESS TECHNOLOGY. On August 29, 1997, Red Brick executed a technology purchase agreement with CMGI and Engage whereby Red Brick acquired the source code and related documentation to the Engage software technology "Engage.Fusion" and "Engage.Discover," and such products' shared, object-oriented, metadata facility, all of which were then technology under development. In the third quarter of 1997 Red Brick recorded a charge of approximately $11.0 million for in-process technology based upon independent appraisal. Red Brick paid CMGI $9.5 million in cash and issued to CMGI 238,160 shares of unregistered common stock. As of the time of its acquisition, the acquired technology had not yet reached technological feasibility and did not have alternative future uses.

    In September 1998, Red Brick made the first customer shipments of a new product called Red Brick Formation, which is an ETML tool. Red Brick Formation is the first product that Red Brick has delivered to market derived from the technology it acquired from Engage. Subsequent to the acquisition of this technology, Red Brick invested approximately $5.2 million to develop Red Brick Formation. Red Brick Formation is a new product in its first commercial version, and it has not yet proved that it meets customer requirements or that it is sufficient in terms of functionality, performance or reliability to be generally salable and to contribute in a material way to Red Brick's revenues. Failure of the Red Brick Formation product to operate as expected, or failure of Red Brick to successfully market and license the product, could have a material adverse effect on Red Brick's business, operating results, and financial condition. Additionally, Red Brick is still working on its development plan for the "Engage.Discover" portion of the acquired technology. Red Brick estimates that significant additional investment will be required to complete this in-process research and development.

    INTEREST AND OTHER INCOME, NET

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                  ---------------------------------
                                                                    1998       CHANGE       1997
                                                                  ---------  -----------  ---------

                                                                       (DOLLARS IN THOUSANDS)
Interest and other income, net..................................  $     992         (29%) $   1,398
Percentage of total revenues....................................          4%                      5%

    Interest and other income, net, primarily represented interest income earned on Red Brick's cash, cash equivalents, and short-term investments. Interest and other income, net, decreased during the nine month period ended September 30, 1998 compared to the year earlier period primarily because of the decrease in cash, cash equivalents and short-term investments.

    PROVISION FOR INCOME TAXES

                                                                                NINE MONTHS ENDED
                                                                                  SEPTEMBER 30,
                                                                       -----------------------------------
                                                                         1998        CHANGE        1997
                                                                       ---------  -------------  ---------

                                                                             (DOLLARS IN THOUSANDS)
Provision for income taxes...........................................  $     413           35%   $     305

    The income tax provisions for the nine months ended September 30, 1998 and 1997, of $413,000 and $305,000, respectively, are attributable to current income taxes, and consist principally of foreign withholding taxes and other foreign income taxes and state minimum taxes. No income tax benefits have been recognized for the losses incurred in the first nine months of 1998 and 1997.

    As of December 31, 1997, Red Brick had federal and state net operating loss carryforwards of approximately $12.0 million and $5.5 million, respectively, and federal and state research credit carryforwards of $650,000 and $450,000, respectively. Utilization of approximately $1.5 million of the net operating loss carryforwards is limited to approximately $100,000 per year, due to the ownership change provisions provided by the Tax Reform Act of 1986 and similar state provisions. These carryforwards will expire from 1999 to 2012.

    MINORITY INTEREST, NET LOSS AND NET LOSS PER SHARE

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                           -----------------------------------
                                                              1998       CHANGE        1997
                                                           ----------  -----------  ----------

                                                                  (DOLLARS IN THOUSANDS
                                                                EXCEPT PER SHARE AMOUNTS)
Minority interest........................................  $       --       *       $       96
Percentage of total revenues.............................      *                        *
Net loss.................................................  $  (15,006)        (19%) $  (18,437)
Percentage of total revenues.............................         (60%)                    (64%)
Basic loss per share.....................................  $    (1.20)        (25%) $    (1.61)
Diluted loss per share...................................  $    (1.20)        (25%) $    (1.61)

       -------------------------------

       *   Not meaningful

    Net loss per share for the nine-month period ended September 30, 1998 was primarily the result of the revenue shortfall for the nine months ended September 30, 1998. Software license revenues for the nine months ended September 30, 1998, decreased from the year earlier period. As noted in "Risks Relating to Red Brick" above, the Company's expense levels are relatively fixed and are based, in part, on expectations regarding future revenues.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

    REVENUES

                                                                       YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------------
                                                        1997       CHANGE       1996       CHANGE       1995
                                                      ---------  -----------  ---------  -----------  ---------
                                                                       (DOLLARS IN THOUSANDS)
Software license....................................  $  29,234           0%  $  29,242          86%  $  15,742
Percentage of total revenues........................         67%                     81%                     76%
Maintenance and service.............................  $  14,081         107%  $   6,793          40%  $   4,863
Percentage of total revenues........................         33%                     19%                     24%
Total revenues......................................  $  43,315          20%  $  36,035          75%  $  20,605

    SOFTWARE LICENSE REVENUES. Red Brick derived substantially all of its software license revenues from licenses of Red Brick Warehouse, a relational database management system that is specifically designed for enabling data warehouse applications, and prior to 1998 had an average selling price in excess of $150,000. Software license revenues were flat from 1996 to 1997. Red Brick's software license revenue in the first quarter of 1997 was significantly less than financial analysts' expectations when license revenue declined 31% for the quarter ended March 31, 1997, from that of the same period in the prior year and declined 56% from the sequential quarter. Software license revenue increased over the comparable period in the prior year 15% and 11% for the quarters ended June 30, 1997 and September 30, 1997, respectively and was flat for the quarter ended December 31, 1997. In both the second and third quarters of 1997, one customer accounted for 16% and 12% of total revenue for the quarter, respectively. In the fourth quarter of 1997, two transactions accounted for 43% of the software license revenue. There can be no assurance that Red Brick will continue to receive such significant customer orders in the future.

    The increase in software license revenue in 1996 from 1995 was primarily attributable to an increase in the number of units sold.

    MAINTENANCE AND SERVICE REVENUES. The growth in maintenance and service revenues in 1997 and 1996 was primarily attributable to the renewal of maintenance contracts after the initial one-year term and additional professional services engagements. Following an investment in its consulting staff and consulting capabilities, Red Brick also received several significant consulting assignments during 1997.

    For the years ended December 31, 1997 and 1996, sales to no one customer accounted for more than 10% of total revenues. For the year ended December 31, 1995, sales to one customer accounted for 21% of total revenues.

    Red Brick's international revenues for the years ended December 31, 1997, 1996, and 1995, were 17%, 10%, and 8% of total revenues, respectively.

    COST OF REVENUES

                                                                 YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------
                                                  1997       CHANGE       1996       CHANGE       1995
                                                ---------  -----------  ---------  -----------  ---------
                                                                 (DOLLARS IN THOUSANDS)
Software license..............................  $   1,503          32%  $   1,136          66%  $     685
Percentage of total revenues..................          3%                      3%                      3%
Maintenance and service.......................  $   8,438         151%  $   3,357         108%  $   1,615
Percentage of total revenues..................         19%                      9%                      8%
Total cost of revenues........................  $   9,941         121%  $   4,493          95%  $   2,300
Percentage of total revenues..................         23%                     12%                     11%

    COST OF SOFTWARE LICENSE REVENUES. The increase in cost of software licenses in 1997 over 1996 was primarily related to increased shipping costs as Red Brick expanded internationally, increased printing and duplication costs as its products become more complex to include more functionality and were ported to more operating systems, and royalties to third parties related to increased sales of the data mining products. These increases in cost of software licenses were partially offset by decreases in the amount of royalties Red Brick paid to Sybase in 1997 due to the termination of the license agreement. The increase in cost of software license revenues in 1996 over 1995 reflected the higher volume of product shipped.

    COST OF MAINTENANCE AND SERVICE REVENUES. Cost of maintenance and service revenues has increased each year from the year ended December 31, 1995 through the year ended December 31, 1997 as a result of increased personnel-related costs as Red Brick continued to expand its customer service organizations to support the increase in service revenue.

    OPERATING EXPENSES

                                                                                 YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------------------
                                                                  1997       CHANGE       1996       CHANGE       1995
                                                                ---------  -----------  ---------  -----------  ---------
                                                                                 (DOLLARS IN THOUSANDS)
Sales and marketing...........................................  $  26,955          32%  $  20,410          85%  $  11,011
Percentage of total revenues..................................         62%                     57%                     53%
Research and development......................................  $   9,960          59%  $   6,256          24%  $   5,033
Percentage of total revenues..................................         23%                     17%                     24%
General and administrative....................................  $   4,192          48%  $   2,839          69%  $   1,682
Percentage of total revenues..................................         10%                      8%                      8%
In-process technology.........................................  $  10,984       *       $     500       *       $  --
Percentage of total revenues..................................         25%                      1%                  *
Total operating expenses......................................  $  52,091          74%  $  30,005          69%  $  17,726
Percentage of total revenues..................................        120%                     83%                     86%

------------------------

*   Not meaningful

    SALES AND MARKETING. Sales and marketing expenses increased in 1997 over 1996 primarily due to increased staffing of Red Brick's sales and marketing operations, costs associated with the infrastructure of Red Brick, educational seminars to generate leads, and design and other fees related to Red Brick's efforts to reposition itself as a leading provider of an integrated high-performance end-to-end data warehouse solution. The 1996 over 1995 increase in sales and marketing expenses was primarily due to the expansion of Red Brick's sales operations and increased marketing activities, including promotional expenses.

    RESEARCH AND DEVELOPMENT. The increase in research and development expenses in 1997 over 1996 was primarily attributable to the increased staffing of software engineers and the purchase of software licenses required to expand and enhance Red Brick's product line. The increase in 1996 over 1995 research and development expenses was primarily related to increased staffing of software engineers.

    GENERAL AND ADMINISTRATIVE. The increase in general and administrative expenses in 1997 and 1996 over the prior years was primarily attributable to increased staffing and professional fees necessary to manage and support Red Brick.

    IN-PROCESS TECHNOLOGY. On August 29, 1997, Red Brick executed a technology purchase agreement with CMGI and Engage whereby Red Brick acquired the source code and related documentation to the Engage software technology "Engage.Fusion" and "Engage.Discover," and such products' shared, object-oriented, metadata facility, all of which are currently technology under development. In the third quarter of 1997 Red Brick recorded a charge of approximately $11.0 million for in-process technology based upon an independent appraisal. Red Brick paid CMGI $9.5 million in cash and issued to CMGI 238,160 shares of unregistered common stock. As of the time of its acquisition, the acquired technology had not yet reached technological feasibility and did not have alternative future uses.

    In the second quarter of 1996 Red Brick acquired in-process technology associated with a $500,000 licensing arrangement. At the time of acquisition, the acquired in-process technology had not yet reached technological feasibility and did not have alternative future uses.

    INTEREST AND OTHER INCOME (EXPENSE)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                    ---------------------------------------------------------
                                                                      1997       CHANGE       1996       CHANGE       1995
                                                                    ---------  -----------  ---------  -----------  ---------
                                                                                     (DOLLARS IN THOUSANDS)
Interest and other income (expense), net..........................  $   1,767          17%  $   1,509       *       $   (128)

------------------------

*   Not meaningful

    Interest and other income for 1997, 1996 and 1995 was $1.9 million, $1.7 million and $94,000, respectively. The increase in interest and other income in 1997 from 1996 primarily relates to compounding of interest on higher cash and investments balances throughout the year prior to the use of cash to purchase certain assets and technology from Engage. Interest and other income increased during 1996 due to the investment of the proceeds received from Red Brick's initial public offering. Interest and other expense for 1997, 1996 and 1995 was $124,000, $234,000 and $222,000, respectively. The decrease in interest and other expense in 1997 over 1996 was primarily due to paying down capital lease lines.

    Red Brick has experienced virtually no gains or losses on foreign currency translation since substantially all of its international sales to date have been billed and collected in U.S. dollars. Red Brick pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations.

    PROVISION FOR (BENEFIT FROM) INCOME TAXES

                                                                                       YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------------------------
                                                                        1997       CHANGE       1996       CHANGE       1995
                                                                      ---------  -----------  ---------  -----------  ---------
                                                                                       (DOLLARS IN THOUSANDS)
Provision for (benefit from) income taxes...........................  $   1,203       *       $   (687)       *       $     143

------------------------

*   Not meaningful

    The 1997 income tax provision of $1.2 million included approximately $203,000 in current income taxes, consisting principally of foreign withholding taxes and other foreign income taxes, and a $1.0 million deferred tax provision to establish a valuation allowance with respect to the net deferred tax assets. The 1996 income tax benefit reflected the original recognition of the $1.0 million in deferred tax assets. Red Brick has provided a full valuation allowance against its net deferred tax assets at December 31, 1997 due to uncertainties surrounding its realization.

    After adjusting for the deferred tax assets, the tax provisions recorded in 1997, 1996 and 1995 have primarily consisted of foreign withholding taxes, current foreign income taxes and domestic minimum taxes.

    As of December 31, 1997, Red Brick had federal and state net operating loss carryforwards of approximately $12.0 million and $5.5 million, respectively, and federal and state research credit carryforwards of $650,000 and $450,000, respectively. Utilization of approximately $1.5 million of the net operating loss carryforwards is limited to approximately $100,000 per year, due to the ownership change provisions provided by the Tax Reform Act of 1986 and similar state provisions. These carryforwards will expire from 1999 through 2012.

    MINORITY INTEREST, NET INCOME (LOSS), AND EARNINGS (LOSS) PER SHARE

                                           YEAR ENDED DECEMBER 31,
                                ---------------------------------------------
                                   1997       CHANGE    1996   CHANGE   1995
                                -----------   ------   ------  ------   -----
                                   (DOLLARS IN THOUSANDS EXCEPT PER SHARE
                                                  AMOUNTS)
Minority Interest.............  $       130     53%    $   85    *      $--
Percentage of total
  revenues....................       *                   *                *
Net income (loss).............  $   (18,023)   *       $3,818  1,140%   $ 308
Percentage of total
  revenues....................          (42%)              11%              1%
Basic earnings (loss) per
  share.......................  $     (1.55)   *       $ 0.37     68%   $0.22
Diluted earnings (loss) per
  share.......................  $     (1.55)   *       $ 0.30    650%   $0.04

------------------------

*   Not meaningful

LIQUIDITY AND CAPITAL RESOURCES

                                                 DECEMBER 31,
                                 SEPTEMBER     ----------------
                                  30, 1998      1997     1996
                                ------------   -------  -------
                                    (DOLLARS IN THOUSANDS)
Working capital...............    $11,681       26,132  $40,308
Cash, cash equivalents and
  short-term investments......     17,132       26,909   35,151

    Working capital decreased at September 30, 1998 compared to that at December 31, 1997, primarily due to a decrease in cash, short-term investments and accounts receivable. Working capital decreased at December 31, 1997 from that at December 31, 1996 primarily due to decreases in cash related to the acquisition of in-process technology and other assets from CMGI, and increases in deferred revenue and accrued expenses.

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                                               --------------------  --------------------------------
                                                                 1998       1997       1997        1996       1995
                                                               ---------  ---------  ---------  ----------  ---------
                                                                               (DOLLARS IN THOUSANDS)
Cash provided by (used in) operating activities..............  $  (8,512) $   1,549  $   1,083  $     (158) $     796
Cash provided by (used in) investing activities..............      2,336     (3,760)    (5,338)    (22,357)      (112)
Cash provided by financing activities........................      1,175      2,127      2,061      34,069        356

    For the nine months ended September 30, 1998, net cash used in operating activities resulted primarily from the net loss adjusted for non-cash items partially offset by the decrease in accounts receivable. For the nine months ended September 30, 1997, net cash provided by operating activities resulted primarily from decreases in accounts receivable and increases in accrued expenses and compensation, accounts payable, and deferred revenue, partially offset by the net loss adjusted for non-cash items including the in-process technology. For the year ended December 31, 1997, net cash provided by operating activities resulted primarily from an increase in deferred revenue, partially offset by the net loss adjusted for non-cash items, including the in-process technology. For the year ended December 31, 1996, net cash used in operating activities resulted primarily from an increase in accounts receivable and deferred tax asset partially offset by increases in accrued expenses and compensation and deferred revenue, and by net income adjusted for non-cash items. For the year ended December 31, 1995, net cash provided by operations was primarily from net income adjusted for non-cash items and increases in accrued expenses and compensation, deferred revenue, and accounts payable partially offset by an increase in accounts receivable. In addition, the Company agreed to pay to Engage minimum nonrefundable royalties of $3.1 million in connection with the parties' cross-licensing agreement, of which $1.5 million has been paid as of October 30, 1998.

    For the nine months ended September 30, 1998 and 1997, Red Brick's investing activities consisted of net sales of investment grade, interest-bearing securities, offset by purchases of property and equipment. For the year ended December 31, 1997, Red Brick's investing activities consisted of the acquisition of certain assets and in-process technology and purchases of property and equipment, offset by net sales of investment grade, interest-bearing securities. For the year ended December 31, 1996, Red Brick's investing activities consisted of net purchases of investment grade, interest-bearing securities, as well as purchases of property and equipment. Red Brick's 1995 investing activities consisted primarily of purchases of property and equipment. Red Brick's principal commitments consist primarily of leases on facilities and equipment. Capital expenditures were $2.4 million for the nine months ended September 30, 1998, compared to $1.1 million for the nine months ended September 30, 1997. For the years ended December 31, 1997, 1996 and 1995, capital expenditures were $1.7 million, $1.7 million and $85,000, respectively.

    The cash provided by financing activities during the nine months ended September 30, 1998 and 1997, was primarily from the issuance of common stock through Red Brick's employee stock purchase plan and stock option plans, partially offset by principal payments on capital lease obligations. The cash provided by financing activities during the year ended December 31, 1997, was primarily from the issuance of common stock partially offset by principal payments on capital lease obligations. The cash provided by financing activities during the year ended December 31, 1996, was primarily from the initial public offering in January 1996. The cash provided by financing activities during the year ended December 31, 1995, was primarily from the sale of preferred and common stock, partially offset by principal payments made on capital lease obligations.


    Red Brick's independent auditors included an explanatory paragraph in their audit opinion with respect to Red Brick's financial statements which indicated substantial doubt about Red Brick's ability to continue as a going concern due to a reduction in license revenues, recurring operating losses and use of cash in operating activities of approximately $8.5 million for the nine months ended September 30, 1998 and the need for additional financing. The factors leading to, and the existence of, the explanatory paragraph adversely affects Red Brick's stability and its ability to support its products. Existing and prospective customers have raised similar concerns. As a result, Red Brick has experienced delays in orders and corresponding reductions in revenue. If the merger is not consummated, Red Brick expects that such concerns will increase and this, in turn, will cause additional delays and lost revenue. In addition, revenues have decreased due to a decline in average selling prices of approximately 50%. This decline resulted primarily from a shift in orders from higher priced Unix versions to lower priced Windows NT versions and increased competition. Furthermore, significant turnover within Red Brick's sales organization has negatively impacted revenues. Red Brick's financial condition has also affected its ability to recruit and retain employees. If the merger is not consummated, Red Brick expects that these conditions will continue to affect the stability of its employee base.



    Red Brick management currently believes that current cash and investment balances, plus anticipated cash collections, are sufficient to fund operations through March 1999. While Red Brick management has initiated spending controls in an effort to preserve its cash resources, the Company has refrained from curtailing significant portions of its operations in order to remain attractive to potential acquirors. If the merger is not consummated, Red Brick management anticipates that Red Brick would shift its primary focus to the Japanese market where it has established a network of distributors which have made significant investments in marketing Red Brick's products. Red Brick expects that its revenues outside of Japan would be reduced and Red Brick would take action to reduce significantly its sales, marketing and administrative costs principally through headcount reductions. Notwithstanding these changes, if the merger is not consummated, Red Brick will need to raise additional capital to fund continuing operations. Red Brick may not be able to increase revenues in Japan, reduce spending or raise capital on acceptable terms or at all. Red Brick's inability to increase revenues in Japan, reduce spending or raise capital would have a material adverse effect on Red Brick's financial condition and results of operations.

YEAR 2000 COMPLIANCE

    Red Brick is aware of the issues associated with existing computer systems as the Year 2000 approaches. Year 2000 issues are pervasive and complex, as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The question is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. In 1996, Red Brick began a complete Year 2000 compliance review for all products then shipping. Red Brick has extended this review to new products developed and released since that time. Red Brick also extended this review to the in-process technology acquired in 1997 from Engage and the SQL-Backtrack for Red Brick Warehouse product that was co-developed with a third party.

    Red Brick defines Year 2000 compliance for its products as follows:

    - INTERNAL FORMATS: Products store and manage all dates internally in full four-digit year format;

    - CALCULATIONS AND CONVERSIONS: Date calculations are performed correctly. All operations are performed on whole dates, and conversions between internal formats and external representations are implemented correctly. No date value can cause improper operation. Year 2000 is recognized as a leap year;

    - IMPLICIT CENTURY REPRESENTATION: All product features and interfaces have explicit mechanisms to indicate unambiguously how to interpret two-digit years; and

    - USER INTERFACES: When displayed in a user interface, dates are presented with four digits.

    Red Brick's internal review established that all Red Brick products on all supported platforms are Year 2000 compliant by design. This compliance has been confirmed by appropriate testing. Red Brick has incorporated ongoing testing for compliance into Red Brick's standard test suites used to qualify new or updated product releases before shipment. Red Brick regularly provides formal statements of compliance to existing and prospective customers.

    Despite design review and ongoing testing, Red Brick's products may contain undetected errors or defects associated with Year 2000 date handling. Known or unknown errors or defects in Red Brick's products could result in:

    - Delay or loss of revenue;

    - Diversion of development resources;

    - Damage to reputation; and

    - Increased service and warranty costs.

Any of the above conditions could materially adversely affect Red Brick's business, operating results or financial condition. Some commentators have stated that a significant amount of litigation will arise out of Year 2000 compliance issues. Because of the unprecedented nature of such litigation, Red Brick is uncertain whether or to what extent it may be affected by such issues.

    Year 2000 issues may also affect the computer systems used internally by Red Brick to manage and operate its business. Red Brick recently completed assessing its current systems and working with its software vendors to confirm that systems purchased by Red Brick are prepared for Year 2000 issues. Red Brick is not currently aware of any material costs or operational issues associated with Year 2000 issues affecting internal systems. Red Brick does not believe that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. Specifically, Red Brick estimates such costs will not exceed $60,000, of which $46,000 has been spent through November 4, 1998. However, Red Brick may experience significant unanticipated problems and costs caused by undetected errors or defects in internal systems. The worst-case scenario if such problems occur would be

Red Brick's inability to ship products and record revenue. Red Brick does not currently have any information concerning the Year 2000 compliance status of its customers or prospective customers. If current or future customers fail to achieve Year 2000 compliance or if they divert technology expenditures (especially technology expenditures that were reserved for data warehousing-related software and services) to address Year 2000 compliance issues, Red Brick's business, results of operation, or financial condition could be materially adversely affected.

    Red Brick has funded its Year 2000 activities from available cash and has not separately accounted for these costs in the past. To date, these costs have not been material. Red Brick will incur additional costs for administrative, customer support, internal IT, and product engineering activities to address ongoing internal and product-related Year 2000 issues. In addition, Red Brick may experience problems and costs with Year 2000 compliance that could materially adversely affect its business, results of operations, and financial condition. Red Brick has not yet fully developed a contingency plan to address situations that may result if it is unable to achieve Year 2000 readiness of critical operations. The cost of developing and implementing such a plan may itself be material. Finally, Red Brick is also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions.

                              RED BRICK MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information concerning executive officers and directors of Red Brick and their ages as of September 30, 1998.

NAME                                                      AGE                           POSITION
-----------------------------------------------------     ---     -----------------------------------------------------
Christopher G. Erickson(1)...........................         50  President, Chief Executive Officer and Chairman of
                                                                    the Board
Phillip M. Fernandez.................................         37  Executive Vice President and Chief Operating Officer
Kristi L. Smith......................................         32  Vice President, Finance, Chief Financial Officer and
                                                                    Secretary
Lawrence L. Howard...................................         54  Vice President, North American Sales
Peggy DeLeon.........................................         39  Vice President, Human Resources
Andrew W. Priest.....................................         35  Vice President, Solutions and Services
Ron Barale, Jr.......................................         39  Vice President, Platform Products Group
Paul Rodwick.........................................         35  Vice President, Marketing
Andrew K. Ludwick(2)(3)..............................         51  Director
John F. Shoch(2)(3)..................................         49  Director

------------------------

(1) Member of Stock Option Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

    MR. ERICKSON joined Red Brick in February 1993 as President and Chief Executive Officer and as a director. In September 1995, Mr. Erickson was also elected Chairman of the Board of Red Brick. From November 1980 to January 1993, Mr. Erickson was employed by Tandem Computers Incorporated ("Tandem"), a manufacturer of computers and related products. From 1985 to 1989, as Director of Software Product Management, he was responsible for the planning and marketing of Tandem software products, including NonStop SQL(TM), the software industry's first specialized RDBMS. From 1989 to 1993, Mr. Erickson served as President of Tandem Telecommunications Systems, Inc., a wholly-owned subsidiary of Tandem, and most recently as Vice President and General Manager, Tandem Telecom Division. Prior to joining Tandem, Mr. Erickson was employed by Wells Fargo Bank, N.T. & S.A., a banking institution, Burroughs Computer Corporation, a manufacturer of computers and related products, and Data Point Corporation, a computer products and services company. Mr. Erickson holds a B.A. in economics from the University of California, Santa Barbara and an M.B.A. from the University of California, Berkeley.

    MR. FERNANDEZ joined Red Brick in December 1991 as Vice President, Engineering. In November 1996, Mr. Fernandez was promoted to Senior Vice President, Products and Services. In July 1998, Mr. Fernandez was promoted to Chief Operating Officer and Executive Vice President. From March 1989 to November 1991, Mr. Fernandez was employed by Metaphor Computer Systems, a computer software company, most recently as Director, Systems Software Development. Mr. Fernandez holds a B.A. in history from Stanford University.

    MS. SMITH joined Red Brick in February 1998 as Corporate Controller and, in July 1998, was promoted to Vice President, Finance, Chief Financial Officer and Secretary. From September 1994 to February 1998, Ms. Smith served as Director of Planning and Analysis and Assistant Corporate Controller at Sybase, Inc. From July 1988 to September 1994, Ms. Smith was employed by Arthur Andersen L.L.P., most recently as a

Manager. Ms. Smith is a certified public accountant and holds an M.B.A. from the University of California, Berkeley, and a B.B.A. in Finance from Iowa State University.

    MR. HOWARD joined Red Brick in January 1998 as Vice President, North American Sales. From January 1996 to January 1998, Mr. Howard was the President and Chief Executive Officer of OrbitSoft 2000, Inc., a software development services company. From January 1995 to January 1996, Mr. Howard was employed by Ascent Logic Corporation, a systems engineering software company, as the General Manager, C/S Strategic Business Unit. From March 1994 to January 1995, Mr. Howard was an independent consultant working with various software companies. From May 1992 to March 1994, Mr. Howard was employed by Unify Corporation, a client/server software company, as Senior Vice President, Sales and Marketing. Mr. Howard holds a B.S. in mechanical engineering from the University of Kansas and an MBA from the University of Florida.

    MS. DELEON joined Red Brick in August 1995 as Vice President of Human Resources. From May 1993 to August 1995, Ms. DeLeon served as Vice President of Worldwide Human Resources at Spectrum HoloByte. She holds a B.S. in Organizational Behavior from the University of San Francisco.

    MR. PRIEST joined Red Brick in March 1997 as Director of Professional Services. In July 1998, Mr. Priest was promoted to Vice President, Solutions and Services. From May 1991 to March 1997, Mr. Priest served in consulting practice management and account and channel sales at Information Builders, Inc. From July 1988 to May 1991, Mr. Priest managed accounts at Hewlett-Packard Company. Mr. Priest has also worked at Norden Systems and Litton Guidance and Control Systems in a software engineering capacity. Mr. Priest holds a B.S. in Computer Science from State University of New York.

    MR. BARALE joined Red Brick in September 1994 as Director, Customer Support. In October 1997, Mr. Barale was promoted to Vice President, Services and Support. In July 1998, Mr. Barale was promoted to Vice President, Platform Products Group. From October 1991 to August 1994, Mr. Barale was Director of Post-Sales Support at Compuware-Uniface Corporation. Mr. Barale attended San Jose State University where he majored in Computer Science.

    MR. RODWICK joined Red Brick in January 1996 as Senior Director of Product Management. In July 1998, Mr. Rodwick was promoted to Vice President of Marketing. From October 1994 to December 1995, Mr. Rodwick was Senior Product Manager at Sybase, Inc. From February 1992 to October 1994, Mr. Rodwick was Manager of Product Development and Manager of DIS Products at Metaphor, Inc. From May 1990 to August 1990, Mr. Rodwick served as Project Coordinator for Tandem Computer's European Development Lab. Mr. Rodwick holds a B.S. in Computer Engineering from University of Illinois at Urbana-Champaign.

    MR. LUDWICK became a director of Red Brick in October 1996. From October 1994 to October 1996, Mr. Ludwick served as President and Chief Executive Officer of Bay Networks, Inc. ("Bay Networks"), created in October 1994 by the merger of SynOptics Communications, Inc., which he co-founded in July 1985, and Wellfleet Communications, Inc. Prior to co-founding SynOptics Communications, Inc., Mr. Ludwick worked for Xerox Corporation, a document management company, in a variety of positions in marketing, market planning, and sales operations. Mr. Ludwick serves on the Board of Directors of Bay Networks. Mr. Ludwick holds a B.A. from Harvard College and an M.B.A. from the Harvard Business School.

    DR. SHOCH became a director of Red Brick in October 1989. Since 1985, Dr. Shoch has been a general partner at Asset Management Company, a venture capital management firm. From 1971 to 1985, Dr. Shoch was employed by the Xerox Corporation, a document management company, most recently as President of the Office Systems Division. Dr. Shoch is also a director of Conductus, Inc., Remedy Corporation and several private companies. Dr. Shoch holds a B.S. in political science and an M.S. and a Ph.D. in computer science from Stanford University.

    Each director holds office until the next annual meeting of stockholders or until his successor is duly elected and qualified. The officers serve at the discretion of the Red Brick Board. There are no family relationships among the directors and officers of Red Brick.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

    The Red Brick Board has three standing committees: the Audit Committee, the Compensation Committee, and the Stock Option Committee.

    The Audit Committee reviews, acts on, and reports to the Red Brick Board with respect to various auditing matters, including the selection of Red Brick's auditors, the scope of the annual audits, fees to be paid to Red Brick's auditors, the performance of Red Brick's auditors, and the accounting practices of Red Brick. The current members of the Audit Committee are Mr. Ludwick and Dr. Shoch.

    The Compensation Committee reviews the performance and sets the compensation of the Chief Executive Officer of Red Brick, and approves the compensation of the other executive officers of Red Brick and reviews the compensation programs for other key employees, including salary and cash bonus levels as recommended by the Chief Executive Officer. The Compensation Committee administers the 1995 Stock Option Plan and the 1998 Employee Stock Purchase Plan. The current members of the Compensation Committee are Mr. Ludwick and Dr. Shoch.

    The Stock Option Committee approves stock option grants (up to a maximum number of shares set by the Red Brick Board) to employees and consultants of Red Brick who are not officers. Mr. Erickson is the sole member of the Stock Option Committee.

DIRECTOR COMPENSATION

    Except for grants of stock options, directors of Red Brick do not receive compensation for services provided as directors. Red Brick also does not pay compensation for committee participation or special assignments of the Red Brick Board.

    Non-employee Board members are eligible for option grants pursuant to the provisions of the Automatic Option Grant Program under Red Brick's 1995 Stock Option Plan (the "1995 Plan"). Under the Automatic Option Grant Program, each individual who first becomes a non-employee Board member after the date of Red Brick's initial public offering will be granted an option to purchase 15,000 shares on the date such individual joins the Red Brick Board, provided such individual has not been in the prior employ of Red Brick. In addition, at each annual meeting of stockholders, each individual who continues to serve as a board member after such annual meeting and has served as a non-employee board member for at least six months prior to such annual meeting will receive a non-statutory option grant to purchase 1,000 shares of common stock. Accordingly, on October 18, 1996, Mr. Ludwick was granted an option to purchase 15,000 shares at an exercise price of $25.25, on May 21, 1997 Mr. Ludwick and Dr. Shoch were granted an option to purchase 1,000 shares at an exercise price of $8.625 per share, and on May 15, 1998 Mr. Ludwick and Dr. Shoch were granted an option to purchase 1,000 shares at an exercise price equal to the fair market value on that date.

    Board members who are also employees of Red Brick are eligible to receive discretionary options under the 1995 Plan, and employee-directors, other than Mr. Erickson, are also eligible to participate in Red Brick's 1998 Employee Stock Purchase Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Red Brick Board was formed in October 1993 and was comprised of Mr. Ludwick and Dr. Shoch. None of these individuals was at any time during 1997, or at any other time, an officer or employee of Red Brick. No member of the Compensation Committee of Red

Brick serves as a member of the Red Brick Board or compensation committee of any entity that has one or more executive officers serving as a member of the Red Brick Board or Compensation Committee.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

    The members of the Red Brick Board, the executive officers of Red Brick, and persons who hold more than 10% of Red Brick's outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which require them to file reports with respect to their ownership of Red Brick's common stock and their transactions in such common stock. Based upon (i) the copies of Section 16(a) reports that Red Brick received from such persons for their fiscal 1997 transactions in the common stock and their common stock holdings and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for the 1997 fiscal year, Red Brick believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its executive officers, board members, and greater than 10% stockholders, except that Dr. Shoch filed late a Form 4 for November 1997 reporting one transaction.

EXECUTIVE COMPENSATION

    The following Summary Compensation Table sets forth the compensation earned by Red Brick's Chief Executive Officer and the three other most highly compensated executive officers who were serving as such at the end of fiscal 1997, each of whose aggregate compensation for fiscal 1997 exceeded $100,000 for services rendered in all capacities to Red Brick and its subsidiaries for that fiscal year, and one other individual who was not serving as an executive officer at the end of the fiscal year but whose salary and bonus exceeded $100,000 (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                     LONG-TERM
                                                                                                   COMPENSATION
                                                                   ANNUAL COMPENSATION                AWARDS
                                                         ----------------------------------------  -------------  SECURITIES
                                              FISCAL                              OTHER ANNUAL      RESTRICTED    UNDERLYING
NAME AND PRESENT PRINCIPAL POSITION            YEAR        SALARY      BONUS     COMPENSATION(1)   STOCK AWARDS     OPTIONS
------------------------------------------  -----------  ----------  ---------  -----------------  -------------  -----------
Christopher G. Erickson...................        1997   $  204,750  $  33,735      $   4,056                0        40,000
  President, Chief Executive Officer              1996   $  188,750  $  65,869      $   5,643                0             0
  and Chairman of the Board                       1995   $  170,000  $  61,520      $   5,711          110,145        84,956

Phillip M. Fernandez......................        1997   $  185,000  $  99,876      $   1,365                0        25,000
  Executive Vice President                        1996   $  156,820  $  55,675      $   2,117                0             0
  and Chief Operating Officer                     1995   $  137,280  $  54,226      $   2,104           39,652        46,079

Anthony W. Layzell(2).....................        1997   $   80,881  $  46,001              0                0       150,000
  Former Sr. Vice President,                      1996       --
  Sales & Marketing                               1995       --

Robert C. Hausmann(3).....................        1997   $  120,714  $  18,113              0                0        25,000
  Former Vice President, Finance                  1996   $  133,000  $  50,757      $     863                0             0
  and Administration, Chief                       1995   $  111,627  $  44,366      $   1,204           26,435        34,886
  Financial Officer and Secretary

Alexander Wilson(4).......................        1997   $  210,756(5) $  15,000             0               0        35,000
  Former Vice President,                          1996   $  223,201(6) $  46,202             0               0             0
  Worldwide Sales                                 1995   $  148,693(7) $  24,000             0               0             0

------------------------

(1) Represents imputed interest on outstanding loans.

(2) Mr. Layzell commenced employment on July 15, 1997 and terminated employment on July 3, 1998.

(3) Mr. Hausmann terminated employment on September 15, 1997.

(4) Mr. Wilson terminated employment on January 7, 1998.

(5) Includes commissions of $70,756.

(6) Includes commissions of $103,201.

(7) Includes commissions of $57,978.

    As of the last day of the 1997 fiscal year, the Named Officers held the number of shares of restricted common stock set forth below. Also, see "Red Brick Certain Transactions" below.

                                                                                    NUMBER OF        VALUE OF
NAME                                                                             UNVESTED SHARES  UNVESTED SHARES
-------------------------------------------------------------------------------  ---------------  ---------------
Christopher G. Erickson........................................................        29,831       $   199,271
Phillip M. Fernandez...........................................................        10,739       $    71,737
Anthony W. Layzell.............................................................             0       $         0
Robert C. Hausmann.............................................................             0       $         0
Alexander Wilson...............................................................             0       $         0

                     OPTION GRANTS IN LAST FISCAL YEAR 1997

    The following table contains information concerning the stock option grants made to each of the Named Officers in the fiscal year ended 1997. No stock appreciation rights were granted to these individuals during such year.

                                                       INDIVIDUAL GRANTS(1)                      POTENTIAL REALIZABLE
                                     --------------------------------------------------------      VALUE AT ASSUMED
                                      NUMBER OF   PERCENT OF TOTAL                              ANNUAL RATES OF STOCK
                                     SECURITIES        OPTIONS        EXERCISE                    PRICE APPRECIATION
                                     UNDERLYING      GRANTED TO        OR BASE                    FOR OPTION TERM(4)
                                       OPTIONS      EMPLOYEES IN        PRICE     EXPIRATION   ------------------------
NAME                                 GRANTED(1)        1997(2)        ($/SH)(3)      DATE        5%($)        10%($)
-----------------------------------  -----------  -----------------  -----------  -----------  ----------  ------------
Christopher G. Erickson............      40,000            1.80%          6.625      4/18/07   $  166,657  $    422,341
Phillip M. Fernandez...............      25,000            1.13%          6.625      4/18/07      104,161       263,964
Anthony W. Layzell.................     100,000            4.50%          8.125      7/16/07      510,977     1,294,916
                                          5,000            0.23%          8.125      7/16/07       25,549        64,746
                                         30,000            1.35%           7.25     11/19/07      136,785       346,639
                                         15,000            0.68%           7.25     11/19/07       68,392       173,320
Robert C. Hausmann.................      25,000            1.13%          6.625      4/18/07      104,161       263,964
Alexander Wilson...................      35,000            1.58%          6.625      4/18/07      145,825       369,549

(1) Each of the options listed in the table granted to Messrs. Erickson, Fernandez, Hausmann and Wilson were granted on April 18, 1997 and become exercisable with respect to 50% of the Option Shares after one year of service from the grant date and for the balance in 24 equal monthly installments thereafter. The first two options granted to Mr. Layzell were granted on July 16, 1997 and the third option was granted on November 19, 1997; each becomes exercisable to the extent of 25% of the shares after one year from the vesting commencement date and for the balance in 36 equal monthly installments thereafter. The fourth option was granted on November 19, 1997 and becomes exercisable with respect to 50% of the shares after one year from the grant date and the remainder in 24 equal monthly installments thereafter. The plan administrator has the discretionary authority to reprice the options through the cancellation of those options and the grant of replacement options with an exercise price based on the fair market value of the option shares on the regrant date. The options have a maximum term of 10 years measured from the option grant date, subject to earlier termination in the event of the optionee's cessation of service with Red Brick. Under each of the options, the option shares will vest upon an acquisition of Red Brick by merger or asset sale, unless the acquiring entity or its parent corporation assumes the outstanding options. Any options that are assumed or replaced in the transaction and do not otherwise accelerate at that time shall automatically accelerate (and any unvested option shares which do not otherwise vest at that time shall automatically vest) in the event the optionee's service terminates by reason of an involuntary or constructive termination within 12 months following the transaction.

(2) Based on a total of 2,220,650 options granted to employees in 1997.

(3) The exercise price for each option may be paid in cash, in shares of common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. Red Brick may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

(4) In accordance with the rules of the Securities and Exchange Commission ("SEC"), the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective ten-year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the respective option terms. Actual gains, if any, on option exercises are dependent on the future performance of Red Brick's common stock and overall market conditions. There can be no assurance provided to any executive officer or any other holder of Red Brick's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information concerning exercises of options by the Named Officers and option holdings as of the end of fiscal 1997 with respect to each of the Named Officers. No stock appreciation rights were exercised during such year or were outstanding at the end of that year.

                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                              UNDERLYING UNEXERCISED     IN-THE- MONEY OPTIONS AT
                                                                OPTIONS AT FISCAL                 FISCAL
                                   SHARES                          YEAR-END(#)                YEAR-END($)(2)
                                 ACQUIRED ON     VALUE      --------------------------  --------------------------
NAME                             EXERCISE(#)  REALIZED(1)   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-------------------------------  -----------  ------------  -----------  -------------  -----------  -------------
Christopher G. Erickson........     325,750      2,079,914   $  42,478         82,477    $  27,478    $    42,477
Phillip M. Fernandez...........           0              0     144,491         48,739      825,081         20,614
Anthony W. Layzell.............           0              0           0        150,000            0              0
Robert C. Hausmann.............       9,818         31,909           0              0            0              0
Alexander Wilson...............       5,000        112,950      26,955        104,607            0         21,843

------------------------

(1) Market price at exercise less exercise price.

(2) Market value of underlying securities at fiscal year end, December 31, 1997 ($7.00), minus the exercise price.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

    The Compensation Committee of the Red Brick Board, as plan administrator of the 1995 Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by the Named Officers and any other officer or any shares actually held by such individual in connection with certain changes in control of Red Brick or the subsequent termination of the officer's employment following the change in control event.

    None of Red Brick's executive officers have employment agreements with Red Brick, and their employment may be terminated at any time.

    Red Brick has adopted a severance plan for executive officers that provides that upon an involuntary termination of an officer's employment, he or she shall be entitled to six months of salary (one year of salary in the case of the Chief Executive Officer) and certain benefits and, upon an involuntary termination of an officer's employment following certain acquisitions or changes in control of Red Brick, he or she shall be entitled to one year of salary and accelerated vesting of option shares or restricted stock as if the officer remained employed for one additional year. See "The Plan of Merger and Related Transactions--Interests of Certain Persons in the Merger."

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

    Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "1933 Act"). The Registrant's Bylaws provide for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of their fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the fiduciary duty of the directors, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

STOCK PLANS

    1995 STOCK OPTION PLAN

    The Red Brick 1995 Stock Option Plan (the "1995 Plan") was adopted by the Red Brick Board on September 20, 1995 as the successor to the 1991 Stock Option Plan ("1991 Plan"). Red Brick has reserved 2,265,976 shares for issuance under the 1995 Plan, plus an additional number of shares equal to 5% of the number of shares of common stock outstanding on the first day of each of 1997 and 1998. The 1995 Plan was amended to increase the share reserve to 3,310,217 shares of common stock and to provide that the number of shares issuable under the 1995 Plan would increase automatically on January 1, 1999 by an additional number of shares equal to 5% of the number of shares of common stock and common stock equivalents outstanding on December 31, 1998. The amendment was approved by the Red Brick Board on March 18, 1998 and by the Red Brick stockholders on May 15, 1998. As of September 30, 1998, 1,801,537
shares had been issued under the 1995 Plan (including options incorporated from the 1991 Plan), options for 2,645,800 shares were outstanding (including options incorporated from the 1991 Plan), and 28,359 shares remained available for future grant. Shares of common stock subject to outstanding options, including options granted under the 1991 Plan, which expire or terminate prior to exercise will be available for future issuance under the 1995 Plan.

    Under the 1995 Plan, employees (including officers) and independent consultants may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price not less than 85% of the fair market value of such shares on the grant date. Non-employee members of the Red Brick Board are eligible solely for automatic option grants under the 1995 Plan.

    The 1995 Plan is administered by the Compensation Committee of the Board. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a non-statutory option under the Federal tax laws, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding. No one person participating in the 1995 Plan may receive options for more than 300,000 shares of common stock per calendar year or 500,000 shares of common stock in the calendar year in which an individual first commences service.

    The exercise price for options granted under the 1995 Plan may be paid in cash or in outstanding shares of common stock. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares. The Compensation Committee may also permit the optionee to pay the exercise price through a promissory note payable in installments over a period of years. The amount financed may include any federal or state income and employment taxes incurred by reason of the option exercise.

    Each option granted to an officer of Red Brick subject to the short-swing profit restrictions of the Federal securities laws includes a special stock appreciation right that provides that, upon the acquisition of 50% or more of Red Brick's outstanding voting stock pursuant to a hostile tender offer, such option, if outstanding for at least six months, may be surrendered to Red Brick in exchange for a cash distribution to the officer based upon the tender offer price.

    The Compensation Committee has the authority to effect, from time to time, the cancellation of outstanding options under the 1995 Plan in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

    In the event Red Brick is acquired by merger, consolidation or asset sale, options granted under the 1995 Plan and shares of unvested stock will immediately vest in full, unless such options are assumed or replaced with a comparable cash incentive program and unless the right to repurchase unvested shares is assigned. An option that is assumed will also accelerate if the optionee's employment or service is terminated within the twelve month period following a merger, consolidation or asset sale. The Compensation Committee has the discretion to provide for automatic acceleration of one or more options upon a merger, consolidation or asset sale, whether or not the options are assumed. These provisions of the 1995 Plan may have the effect of discouraging or deterring a change of control of Red Brick.

    Under the automatic grant program, each individual serving as a non-employee director received on the effective date of the initial public offering, and each individual who first joins the Board as a non-employee director on or after the effective date of the 1995 Plan will receive at that time, an automatic option grant for 15,000 shares of common stock. In addition, at each annual stockholders meeting, beginning in 1997, each non-employee director will automatically be granted at that meeting, whether or not he or she is standing for re-election at that particular meeting, a stock option to purchase 1,000 shares of common stock, provided such individual has served on the Board for at least six months prior to such meeting. Each option will have an exercise price equal to the fair market value of the common stock on the automatic grant date and a maximum term of ten years, subject to earlier termination following the optionee's cessation of Board service. Each option will be immediately exercisable for all of the shares but the shares will be subject to repurchase at original cost. The repurchase right shall lapse and the optionee vest in a series of four annual installments over the optionee's period of Board service, beginning one year from the grant date. However, vesting of the shares will automatically accelerate upon (i) an acquisition of Red Brick by merger, consolidation or asset sale, (ii) a hostile take-over of Red Brick effected by tender offer for more than 50% of the outstanding voting stock or proxy contest for Board membership or (iii) the death or disability of the optionee while serving as a Board member.

    In the event that more than 50% of Red Brick's outstanding voting stock were to be acquired pursuant to a hostile tender offer, each automatic option grant that has been outstanding for at least six months will automatically be canceled by Red Brick in return for a cash distribution from Red Brick based upon the tender offer price per share of common stock at the time subject to the canceled option.

    The Board may amend or modify the 1995 Plan at any time. The 1995 Plan will terminate on September 19, 2005, unless sooner terminated by the Board.

    EMPLOYEE STOCK PURCHASE PLAN

    Red Brick adopted the 1998 Employee Stock Purchase Plan (the "Purchase Plan"), and the Purchase Plan was approved by the stockholders on May 15, 1998. A total of 1,500,000 shares of common stock were reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and was implemented beginning June 1, 1998 with an initial offering period of 26 months. After this initial offering period, the Purchase Plan is implemented through a series of 24-month offerings with purchases occurring at six-month intervals. The Purchase Plan is administered by the Compensation Committee of the Board. Employees are eligible to participate if they are employed by Red Brick for more than 20 hours per week and have been employed by Red Brick for at least sixty days. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's cash compensation, nor more than 1,000 shares per participant on any purchase date. The price of stock purchased under the Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the 24-month offering period or on the applicable semi-annual purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with Red Brick. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. However, the Board may not, without stockholder approval, materially increase the number of shares of common stock available for issuance. The Purchase Plan will in all events terminate after the scheduled purchase date in January 2008. However, if the Merger is consummated then the Purchase Plan will terminate immediately following the purchase at the time of consummation of the Merger.

                      RED BRICK STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth as of September 30, 1998, certain information with respect to shares beneficially owned by (i) each person who is known by Red Brick to be the beneficial owner of more than five percent of Red Brick's outstanding shares of common stock, (ii) each of the executive officers named in the Summary Compensation Table above, (iii) each of Red Brick's directors, and
(iv) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at a particular date.

                                                                                          SHARES BENEFICIALLY OWNED
                                                                                             AS OF SEPTEMBER 30,
                                                                                                 1998(1)(2)
                                                                                         ---------------------------
                                                                                         NUMBER OF    PERCENTAGE OF
BENEFICIAL OWNER                                                                           SHARES         CLASS
---------------------------------------------------------------------------------------  ----------  ---------------
Cowen & Company and affiliated entities(3) ............................................     738,600           5.9%
  Financial Square, Thirty-first Floor
  New York, NY 10005-3597
New Valley Corporation and affiliated entities(4) .....................................     634,015           5.1%
  International Place, 100 Southeast Second Street
  Miami, FL 33131
Christopher G. Erickson(5) ............................................................     861,522           6.8%
  485 Alberto Way
  Los Gatos, CA 95032
Phillip M. Fernandez(6)................................................................     195,958           1.5%
Robert C. Hausmann(7)..................................................................     139,423           1.1%
Anthony W. Layzell.....................................................................      --                 *
Alexander Wilson.......................................................................       9,751             *
Andrew K. Ludwick(8)...................................................................      16,000             *
John F. Shoch(9).......................................................................     239,874           1.9%
All current directors and executive officers as a group ...............................   1,433,278          11.1%
  (10 persons, including any listed above)(10)

------------------------

*   Less than 1% of the outstanding shares of common stock

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock. To Red Brick's knowledge, the entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them except as otherwise disclosed below.

(2) The number of shares of common stock deemed outstanding includes shares issuable pursuant to stock options that may be exercised within 60 days after September 30, 1998, as well as outstanding common stock held as of September 30, 1998.

(3) Includes shares owned directly by Cowen & Company, Cowen Incorporated and Joseph M. Cohen. Information regarding ownership by Cowen & Company, Cowen Incorporated and Joseph M. Cohen is stated as of December 31, 1997, and was obtained from a Schedule 13G filed by such owners with the Securities and Exchange Commission on February 18, 1998. According to SEC filings, Cowen Incorporated is a parent holding company of Cowen & Company under Rule 13d-1(b)(ii)(G) and Joseph M. Cohen may be deemed to control Cowen Incorporated. Red Brick is not responsible for any errors or omissions in such information.

(4) Includes shares owned directly by Bennett S. Lebow, BGLS, Inc., Brooke Group, N.V. Holdings, Inc., and New Valley Corporation. Information regarding ownership by Bennett S. Lebow, BGLS, Inc., Brooke Group, N.V. Holdings, Inc., and New Valley Corporation is stated as of September 25, 1998, and was obtained from a Schedule 13D filed by such owners with the Securities and Exchange Commission on September 30, 1998 and amended on October 9, 1998. Red Brick is not responsible for any errors or omissions in such information.

(5) Includes options exercisable into 92,152 shares of common stock.

(6) Includes options exercisable into 171,197 shares of common stock.

(7) Includes all Red Brick shares held by the Robert C. Hausmann and Lori Anne Hausmann Revocable Living Trust dated November 21, 1991.

(8) Represents options exercisable into 16,000 shares of common stock.

(9) Includes 17,918 shares owned by Asset Management Associates 1989, L.P. ("Asset Management"). Dr. Shoch, a director of Red Brick, is a general partner of AMC Partners 89 L.P. ("AMC Partners"), which is the general partner of Asset Management. Dr. Shoch disclaims beneficial ownership of the shares held by Asset Management except to the extent of his pecuniary interest therein arising from his interests in Asset Management and AMC Partners. Dr. Shoch's shares include 2,000 shares held by his spouse and options exercisable into 16,000 shares of common stock.

(10) Includes options exercisable into 403,991 shares of common stock.

                         RED BRICK CERTAIN TRANSACTIONS

    Christopher G. Erickson purchased shares of restricted common stock awarded on January 18, 1995, at a purchase price of $0.32 by delivery of a promissory note on February 14, 1995 in the principal amount of $35,247. The 1995 loan is full recourse, bears interest at the rate of 7.96% per annum, is due February 14, 1999, and is secured by the shares of common stock purchased with the proceeds of the loan. Mr. Erickson's remaining indebtedness under the 1995 loan as of September 30, 1998 was $7,345.

    Red Brick's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Red Brick's Bylaws provide that Red Brick shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. Red Brick has also entered into indemnification agreements with its officers and directors containing provisions that may require Red Brick, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

                     DESCRIPTION OF RED BRICK CAPITAL STOCK

    As of the date of this Proxy Statement/Prospectus, the authorized capital stock of Red Brick consists of 50,000,000 shares of common stock, $.0001 par value, and 2,000,000 shares of Preferred Stock, $.0001 par value. The following description of Red Brick's capital stock does not purport to be complete and is subject to and qualified in its entirety by Red Brick's Certificate of Incorporation and Bylaws and by the provisions of applicable Delaware law.

COMMON STOCK

    As of September 30, 1998, there were 12,558,738 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Red Brick common stock do not have cumulative voting rights, and, therefore, subject to the applicable provisions of Delaware law, holders of a majority of the shares entitled to vote for the election of directors can elect all of the directors and take other stockholder actions. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Red Brick Board out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of Red Brick, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

    Red Brick's Certificate of Incorporation authorizes 2,000,000 shares of Preferred Stock, none of which are currently issued or outstanding. The Red Brick Board has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Red Brick without further action by the stockholders. For example, the Red Brick Board could issue Preferred Stock that has the power to prevent a change of control transaction. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Red Brick currently has no plans to issue any of the Preferred Stock.

RIGHTS AGREEMENT

    Red Brick adopted a Rights Agreement, dated July 21, 1997 (the "Red Brick Rights Agreement"), and declared a dividend distribution of one Preferred Share Purchase Right (for purposes of this subsection, a "Right") on each outstanding share of Red Brick's common stock. The non-taxable dividend distribution was made on August 25, 1997 to stockholders of record on that date. After the record date, Red Brick mailed to each stockholder a summary of the Red Brick Rights Agreement. The Rights will expire on July 20, 2007.

    Each of the Rights, which are not presently exercisable, entitles the holder to purchase one one-thousandth of a share of Red Brick's Series A Junior Participating Preferred Stock at an exercise price of $65.00 per one one-thousandth of a share. In the event that any person acquires 15% or more of Red Brick's outstanding common stock, each holder of a Right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, that number of shares of common stock having a market value equal to twice the exercise price. In addition, following the acquisition by a person or group of 15% or more of Red Brick's common stock and prior to an acquisition of 50% or more of Red Brick's common stock, each Right will entitle its holder to purchase shares of the acquiring company's common shares having a market value equal to twice the exercise price. The Rights may be redeemed for one-tenth of a cent per Right at the option of the Red Brick Board prior to the acquisition by a person or group of beneficial ownership of 15% or more of Red Brick's common stock.

    Pursuant to the Merger Agreement, the Red Brick Rights Agreement was amended on October 7, 1998, to (i) render the Rights Plan inapplicable to the Merger and the other transactions contemplated by the Merger Agreement and related agreements; (ii) ensure that (A) neither Informix nor Merger Sub, nor any of their affiliates shall be deemed to have become an acquiring person under the Red Brick Rights Agreement by virtue of entering into the Merger Agreement and related agreements and (B) a distribution date, trigger date or shares acquisition date (as such terms are defined in the Red Brick Rights Agreement) or similar event does not occur by reason of Informix, Merger Sub and/or Red Brick entering into the Merger Agreement or related agreements, or by the consummation of the other transactions contemplated thereby; (iii) provide that the exercise of Rights under the Red Brick Rights Agreement shall expire immediately prior to the Effective Time; and (iv) provide that such amendment of the Red Brick Rights Agreement may not be further amended by Red Brick without the prior written consent of Informix.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
  DELAWARE LAW

    CERTIFICATE OF INCORPORATION

    Red Brick's Bylaws provide that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Red Brick's Bylaws provide that special meetings of the stockholders can only be called by the President, or by the President or Secretary upon written request of a majority of the members of the Red Brick Board. In addition, Red Brick's Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Red Brick Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Red Brick Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to Red Brick's secretary of the stockholder's intention to bring such business before the meeting. The foregoing provisions of Red Brick's Bylaws are intended to enhance the likelihood of continuity and stability in the composition of the Red Brick Board and in the policies formulated by the Red Brick Board and to discourage certain types of transactions which may involve an actual or threatened change of control of Red Brick. Such provisions are designed to reduce the vulnerability of Red Brick to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of Red Brick. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for Red Brick's shares and, consequently, may also inhibit fluctuations in the market price of Red Brick's shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of Red Brick.

    DELAWARE TAKEOVER STATUTE

    Red Brick is subject to Section 203 of the Delaware General Corporation law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combinations with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

    Certain holders of outstanding Red Brick common stock are entitled to certain rights with respect to the registration of such shares under the Securities Act ("Registration Rights"). Registration Rights were granted (i) to certain holders of Red Brick common stock ("private company investors") that purchased shares of Red Brick Preferred Stock prior to the time of Red Brick's initial public offering, which such shares were automatically converted into Red Brick common stock upon the consummation of such offering, (ii) to certain present and former officers of Red Brick, and (iii) to Engage in conjunction with the purchase of certain technology. Registration Rights granted to the private company investors and certain present and former officers prior to the initial public offering of Red Brick terminate after the later of (a) two (2) years following the date of the initial public offering, or (b) the date such stockholder is able to sell all of the common stock held by such stockholder in a three-month period pursuant to Rule 144, under the Securities Act ("Rule 144"), or a successor rule. Registration Rights granted to Engage terminate on August 29, 2000, or with respect to the sale of any of the common stock held by Engage pursuant to Rule 144 or an effective registration statement under the Securities Act.

    To the extent that a stockholder's Registration Rights still survive, if Red Brick proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising Registration Rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Certain of such stockholders benefiting from these rights may also require Red Brick to file a registration statement under the Securities Act at Red Brick's expense with respect to their shares of common stock. With respect to the private company investors and former and current officers holding Registration Rights, Red Brick is required to use its diligent reasonable efforts to effect such registration and holders may require Red Brick to file additional registration statements on Form S-3 at Red Brick's expense. The Registration Rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is Harris Trust and Savings Bank.

                                 LEGAL MATTERS

    The validity of the shares of Informix common stock to be issued in connection with the Merger will be passed upon for Informix by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the Merger will be passed upon for Red Brick by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

    The consolidated financial statements of Informix Corporation at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


    The consolidated financial statements of Red Brick Systems, Inc. at September 30, 1998 and December 31, 1997 and 1996, and for the nine months ended September 30, 1998 and for each of the three years in the period ended December 31, 1997, included in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph which raises substantial doubt about the Company's ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
INFORMIX

Unaudited Condensed Consolidated Balance Sheets as of September 30, 1998 and December 31, 1997.............  F-2
Unaudited Condensed Consolidated Statements of Operations for the nine-month periods ended September 30,
  1998 and September 28, 1997..............................................................................  F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30,
  1998 and September 28, 1997..............................................................................  F-4
Notes to Unaudited Condensed Consolidated Financial Statements.............................................  F-5
Report of Ernst & Young LLP, Independent Auditors..........................................................  F-16
Consolidated Balance Sheets as of December 31, 1997 and 1996...............................................  F-17
Consolidated Statements of Operations for the Years ended December 31, 1997, 1996 and 1995.................  F-18
Consolidated Statements of Cash Flows for the Years ended December 31, 1997, 1996 and 1995.................  F-19
Consolidated Statements of Stockholders' Equity for the Years ended December 31, 1997, 1996 and 1995.......  F-20
Notes to Consolidated Financial Statements.................................................................  F-21

RED BRICK

Report of Ernst & Young LLP, Independent Auditors..........................................................  F-48
Consolidated Balance Sheets as of September 30, 1998 and December 31, 1997 and 1996........................  F-49
Consolidated Statements of Operations for the Nine Months ended September 30, 1998 and for the Years ended
  December 31, 1997, 1996 and 1995.........................................................................  F-50
Consolidated Statements of Cash Flows for the Nine Months ended September 30, 1998 and for the Years ended
  December 31, 1997, 1996 and 1995.........................................................................  F-51
Consolidated Statements of Stockholders' Equity for the Nine Months ended September 30, 1998 and for the
  Years ended December 31, 1997, 1996 and 1995.............................................................  F-52
Notes to Consolidated Financial Statements.................................................................  F-53

                      NINE MONTHS ENDED SEPTEMBER 30, 1998

                              INFORMIX CORPORATION

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                      SEPTEMBER 30,  DECEMBER 31,
                                                                                          1998           1997
                                                                                      -------------  ------------
                                       ASSETS

Current assets:
  Cash and cash equivalents.........................................................   $   144,852    $  139,396
  Short-term investments............................................................        11,562        16,069
  Accounts receivable, net..........................................................       151,637       142,048
  Deferred taxes....................................................................        45,717        12,249
  Other current assets..............................................................        24,182        26,243
                                                                                      -------------  ------------
    Total current assets............................................................       377,950       336,005
Property and equipment, net.........................................................        75,864        96,012
Software costs, net.................................................................        37,972        40,854
Deferred taxes......................................................................        18,046        56,345
Intangible assets, net..............................................................         6,615         8,277
Other assets........................................................................        21,897        25,751
                                                                                      -------------  ------------
    Total assets....................................................................   $   538,344    $  563,244
                                                                                      -------------  ------------
                                                                                      -------------  ------------

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..................................................................   $    24,693    $   36,155
  Accrued expenses..................................................................        44,681        64,538
  Accrued employee compensation.....................................................        47,891        49,154
  Income taxes payable..............................................................         4,947         3,031
  Deferred maintenance revenue......................................................       115,485       100,828
  Advances from customers and financial institutions................................       139,304       180,048
  Accrued restructuring costs.......................................................         9,085        26,597
  Other liabilities.................................................................         6,334        15,802
                                                                                      -------------  ------------
  Total current liabilities.........................................................       392,348       476,153
Other liabilities...................................................................         4,467         6,311
Deferred taxes......................................................................        14,895        21,716
Stockholders' equity:
  Convertible Series A Preferred Stock..............................................       --                  2
  Convertible Series B Preferred Stock..............................................       --                  1
  Common stock; par value...........................................................         1,723         1,526
  Additional paid-in capital........................................................       373,136       347,582
  Accumulated deficit...............................................................      (245,001)     (278,144)
  Accumulated other comprehensive loss, net of tax..................................        (3,224)      (11,903)
                                                                                      -------------  ------------
  Total stockholders' equity........................................................       126,634        59,064
                                                                                      -------------  ------------
    Total liabilities and stockholders' equity......................................   $   538,344    $  563,244
                                                                                      -------------  ------------
                                                                                      -------------  ------------

      See Notes to Unaudited Condensed Consolidated Financial Statements.

                      NINE MONTHS ENDED SEPTEMBER 30, 1998

                              INFORMIX CORPORATION

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              NINE MONTHS ENDED
                                                                                           -----------------------
                                                                                           SEPT. 30,    SEPT. 28,
                                                                                              1998        1997
                                                                                           ----------  -----------
Net Revenues:
  Licenses...............................................................................  $  265,731  $   273,081
  Services...............................................................................     254,680      209,532
                                                                                           ----------  -----------
                                                                                              520,411      482,613
Costs and expenses:
  Cost of software distribution..........................................................      26,661       52,860
  Cost of services.......................................................................     113,404      128,197
  Sales and marketing....................................................................     193,716      347,906
  Research and development...............................................................     107,673      108,420
  General and administrative.............................................................      50,549       72,110
  Write-off of goodwill and other long-term assets.......................................      --           30,473
  Write-off of acquired research and development.........................................      --            7,000
  Restructuring..........................................................................      (7,255)     109,356
                                                                                           ----------  -----------
                                                                                              484,748      856,322
                                                                                           ----------  -----------
Operating income (loss)..................................................................      35,663     (373,709)
  Interest income........................................................................       6,359        3,691
  Interest expense.......................................................................      (4,582)      (6,839)
  Other income/(expense), net............................................................      (2,396)      17,596
                                                                                           ----------  -----------
Income (loss) before income taxes........................................................      35,044     (359,261)
Income taxes.............................................................................       1,900        6,800
                                                                                           ----------  -----------
Net income (loss)........................................................................  $   33,144  $  (366,061)
  Preferred stock dividend...............................................................      (1,816)     --
  Value assigned to warrants.............................................................      (1,982)     --
                                                                                           ----------  -----------
Net income (loss) applicable to common stockholders......................................  $   29,346  $  (366,061)
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Net income (loss) per common share:
  Basic..................................................................................  $     0.18  $     (2.41)
                                                                                           ----------  -----------
                                                                                           ----------  -----------
  Diluted................................................................................  $     0.17  $     (2.41)
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Shares used in per share calculation:
  Basic..................................................................................     165,711      151,708
                                                                                           ----------  -----------
                                                                                           ----------  -----------
  Diluted................................................................................     171,406      151,708
                                                                                           ----------  -----------
                                                                                           ----------  -----------

      See Notes to Unaudited Condensed Consolidated Financial Statements.

                      NINE MONTHS ENDED SEPTEMBER 30, 1998

                              INFORMIX CORPORATION

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                               NINE MONTHS ENDED
                                                                                             ---------------------
                                                                                             SEPT. 30,  SEPT. 28,
                                                                                               1998        1997
                                                                                             ---------  ----------
Operating Activities:
Net income (loss)..........................................................................  $  33,144  $ (366,061)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:
  License fees received in advance.........................................................    (48,561)    (51,025)
  Depreciation and amortization............................................................     35,279      51,491
  Amortization of capitalized software.....................................................     15,841      15,923
  Write-off of capitalized software........................................................        771      14,749
  Write-off of long term assets............................................................     --           6,799
  Write-off of intangibles.................................................................     --          20,033
  Write-off of acquired research & development.............................................     --           7,000
  Foreign currency transaction losses......................................................        152         855
  (Gain) loss on sales or write-downs of strategic investments.............................        880      (4,445)
  Loss on disposal of property and equipment...............................................      1,736       8,272
  Provisions for losses on accounts receivable.............................................     (5,569)     12,962
  Restructuring charges, net of adjustments................................................     (7,255)     91,873
  Stock-based employee compensation........................................................        715      --
  Changes in operating assets and liabilities:
    Accounts receivable....................................................................     (7,462)     53,444
    Other current assets...................................................................      3,357       3,193
    Accounts payable and other accrued liabilities.........................................    (57,405)    (11,417)
    Deferred maintenance revenue...........................................................     11,406       2,392
                                                                                             ---------  ----------
Net cash and cash equivalents used in operating activities.................................    (22,971)   (143,962)
Investing Activities:
Investments of excess cash:
  Purchases of available-for-sale securities...............................................    (24,908)    (25,553)
  Maturities of available-for-sale securities..............................................      5,119      13,468
  Proceeds from sale of available-for-sale securities......................................     24,300      37,482
Proceeds from sale of strategic investments................................................      1,500      10,002
Purchases of strategic investments.........................................................     (1,000)     (2,250)
Purchases of property and equipment........................................................    (13,152)    (94,176)
Proceeds from disposal of property and equipment...........................................        693       2,644
Additions to software costs................................................................    (13,728)    (17,188)
Business combinations, net of cash acquired................................................     --          (8,817)
Other......................................................................................       (239)      8,846
                                                                                             ---------  ----------
Net cash and cash equivalents used in investing activities.................................    (21,415)    (75,542)
Financing Activities:
Advances from customers and financial institutions.........................................     10,092      21,787
Proceeds from issuance of common stock, net................................................     12,752       9,010
Proceeds from issuance of preferred stock, net.............................................     14,100      37,600
Principal payments on capital leases.......................................................     (3,349)     (1,268)
                                                                                             ---------  ----------
  Net cash and cash equivalents provided by financing activities...........................     33,595      67,129
                                                                                             ---------  ----------
  Effect of exchange rate changes on cash and cash equivalents.............................     16,247       4,802
                                                                                             ---------  ----------
  Increase (decrease) in cash and cash equivalents.........................................      5,456    (147,573)
  Cash and cash equivalents at beginning of period.........................................    139,396     226,508
                                                                                             ---------  ----------
  Cash and cash equivalents at end of period...............................................  $ 144,852  $   78,935
                                                                                             ---------  ----------
                                                                                             ---------  ----------

      See Notes to Unaudited Condensed Consolidated Financial Statements.

                              INFORMIX CORPORATION

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1998

NOTE A--PRESENTATION OF INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. All significant adjustments, in the opinion of management, which are normal, recurring in nature and necessary for a fair presentation of the financial position and results of the operations of the Company, have been consistently recorded. The operating results for the interim periods presented are not necessarily indicative of expected performance for the entire year. The unaudited information should be read in conjunction with the audited consolidated financial statements of Informix Corporation ("Informix" or "the Company") and the notes thereto for the year ended December 31, 1997 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

    Effective January 1, 1998, the Company elected to change from the 4-4-5 week quarterly convention previously followed to a calendar quarter convention. The change resulted in an additional three days of operations for the nine-month period ended September 30, 1998 as compared to the same period in the previous year. The impact on the Company's financial statements for the nine-month period ended September 30, 1998 was to increase license revenue by $17.4 million, or 7% percent. In addition, accounts receivable increased approximately $17.4 million and accrued expenses increased approximately $2.7 million.

NOTE B--RESTATEMENT OF FINANCIAL STATEMENTS

    RESTATEMENT OF FINANCIAL STATEMENTS FOR FISCAL 1996, 1995 AND 1994 AND THE
     FIRST QUARTER OF FISCAL 1997

    Subsequent to the filing of its Quarterly Report on Form 10-Q for the quarter ended March 30, 1997 with the Securities and Exchange Commission, the Company became aware of errors and irregularities that ultimately affected the timing and dollar amount of reported earned revenues from license transactions for all periods in the three years ended December 31, 1996 and the quarter ended March 30, 1997. The irregularities took numerous forms and were primarily the result of lack of compliance with or circumvention of the Company's procedures and controls.

    These errors and irregularities included unauthorized and undisclosed arrangements or agreements between Company personnel and resellers, recognition of revenue on certain transactions in reporting periods prior to contract acceptance, the recording of certain transactions that lacked economic substance and the recording of maintenance revenue as license revenue. The unauthorized and undisclosed agreements with resellers introduced acceptance contingencies, permitted resellers to return unsold licenses for refunds, extended payment terms or committed the Company to assist resellers in selling the licenses to end-users. Accordingly, license revenue from these transactions that was recorded at the time product was delivered to resellers should have instead been recorded at the time all conditions on the sale lapsed. Because of the pervasiveness of the unauthorized arrangements with resellers in the 1994, 1995 and 1996 accounting periods, the Company concluded that all revenue from license agreements with resellers in these accounting periods, except for those licenses sold and billed on a per copy basis, should be recognized only when the licenses were resold or utilized by resellers and all related obligations had been satisfied. Amounts received from resellers as prepayments of software license fees in advance of revenue recognition have been recorded as advances from customers and financial institutions. This revised application of accounting policy has been followed for all transactions with resellers, other than those licenses sold and billed on a per-copy basis.

                              INFORMIX CORPORATION

                               SEPTEMBER 30, 1998

NOTE B--RESTATEMENT OF FINANCIAL STATEMENTS (CONTINUED)
    In response to the errors and irregularities discussed above, a number of conditions which collectively represented a material weakness in the Company's internal accounting controls were identified. These conditions included a deterioration in the Company's internal accounting controls at corporate and regional management levels, and a related failure to stress the importance of these controls, an inappropriate level of influence, principally by the Company's sales organization, over the revenue recognition process and an apparent lack of clarity and consistent understanding within the Company concerning the application of the Company's revenue recognition policies to large, complex reseller license transactions. The Company is implementing a plan to strengthen the Company's internal accounting controls. This plan includes updating the Company's policies regarding accounting and reporting for large, complex reseller license transactions, developing and conducting educational programs to implement such policies, changing the Company's corporate and regional accounting and reporting structure, and re-establishing an internal audit function reporting to the Company's Board of Directors.

    RESTATEMENT OF FINANCIAL STATEMENTS FOR FIRST QUARTER OF FISCAL 1998

    On May 20, 1998, the Company announced that it had restated its financial results for the first quarter ended March 31, 1998. The restatement of the Company's financial results for the first quarter occurred in connection with the Company's accounting treatment for license transactions with industrial manufacturers ("IMs").

    In connection with the restatement of its financial statements for fiscal 1994, 1995, 1996 and the first quarter of fiscal 1997, the Company examined both: (1) agreements where customers committed to purchase up to a designated dollar amount of software licenses ("Commitment Agreements"); and (2) agreements where customers purchased licenses on a per copy basis ("Straight Purchase Agreements"). The Company determined that unauthorized and undisclosed agreements (which included the introduction of acceptance contingencies, permission to return unsold licenses for refunds and extended payment terms) had been made to certain customers in connection with Commitment Agreements, but not in connection with Straight Purchase Agreements.

    The Company had entered into Commitment Agreements with end users, IMs and other resellers during such prior periods, all of which were initially accounted for on a sell-in basis (I.E., recognizing revenue upon the initial shipment of the Company's software to the customer). Upon further examination of its Commitment Agreements in connection with the restatement process, the Company determined that the unauthorized and undisclosed agreements had been made with certain resellers, but not with end users. As a result: (1) the Company did not restate revenue resulting from Commitment Agreements with end users; and (2) the Company restated all revenue resulting from Commitment Agreements with all resellers from a sell-in to a sell-through basis (I.E., recognizing revenue only when the reseller resold or utilized the licenses and all related obligations were satisfied).

    Some of the Company's software license agreements with IMs were Commitment Agreements and some were Straight Purchase Agreements. Instead of analyzing every Commitment Agreement with IMs to determine whether unauthorized and undisclosed agreements had been made, the Company conservatively treated all Commitment Agreements with IMs as reseller agreements for accounting purposes and restated that IM revenue to a sell-through basis. The total amount of revenue resulting from all Commitment Agreements with IMs was not material in fiscal 1994, 1995, 1996 or the first quarter of fiscal 1997. Straight Purchase Agreements with IMs were not restated.

                              INFORMIX CORPORATION

                               SEPTEMBER 30, 1998

NOTE B--RESTATEMENT OF FINANCIAL STATEMENTS (CONTINUED)
    The Company initially decided to recognize revenue from IM transactions after December 31, 1997 on a sell-in basis. The Company's license transactions with IMs and end users are substantially similar in that upon the delivery of the Company's software to the IM: (1) all obligations of the Company under the software license agreement are fully performed; and (2) the Company believes the earnings process with regard to these transactions to be complete. Accordingly, in its original report of the financial results for the quarter ended March 31, 1998, the Company had recognized approximately $6.2 million in license revenue resulting from software license agreements with IMs in the same manner as revenue resulting from agreements with end users.

    The Company subsequently decided to change its initial decision and to recognize revenue resulting from all license transactions with IMs on a sell-through basis upon the advice of the Company's former independent accountants, Ernst & Young LLP. Accordingly, approximately $6.2 million in license revenue previously recognized has been deferred and will be recognized only when the related software licenses are resold to end user customers over a period which the Company expects to be approximately two years.

    The effects of the restatement of the Company's financial reports for the quarter ended March 31, 1998 are as follows:

                                                        AS REPORTED  RESTATED
                                                        -----------  ---------
                                                          THREE MONTHS ENDED
                                                            MARCH 31, 1998
                                                        ----------------------
                                                         (IN THOUSANDS EXCEPT
                                                           PER SHARE DATA)
Net revenues:
  Licenses............................................   $  89,462   $  83,431
  Services............................................      77,720      77,568
                                                        -----------  ---------
                                                         $ 167,182   $ 160,999
                                                        -----------  ---------
Operating income......................................   $   9,137   $   3,870
Income tax............................................   $   1,900   $   1,900
Net income............................................   $   7,078   $   1,811
Net income (loss) applicable to common stockholders...   $   4,881   $    (386)
Net income (loss) per share
  Basic...............................................   $    0.03   $   (0.00)
  Diluted.............................................   $    0.03   $   (0.00)
Accumulated deficit...................................   $(271,066)  $(276,333)
Advances from customers and financial institutions....   $ 156,505   $ 156,505

    In connection with its audit of the Company's fiscal 1997 consolidated financial statements, the Company's former independent accountants determined that a material weakness existed, based on the lack of appropriate resources in the Finance Department of the Company and other conditions. To address these conditions, the Company has hired, and plans to continue to hire, additional finance personnel to serve in the Finance Department. In addition, the Company has hired a number of consultants to assist the Finance Department.

                              INFORMIX CORPORATION

                               SEPTEMBER 30, 1998

NOTE C--REVENUE RECOGNITION POLICY

    In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition" which superseded SOP 91-1 and provides guidance on generally accepted accounting principles for recognizing revenue on software transactions. SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. Under SOP 97-2, the determination of fair value is based on objective evidence which is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered. SOP 97-2 was amended in February 1998 by Statement of Position 98-4 (SOP 98-4) "Deferral of the Effective Date of a Provision of SOP 97-2" which deferred for one year the specification of what was considered vendor specific objective evidence of fair value for the various elements in a multiple element arrangement. The Company has adopted the provisions of these SOP's as of January 1, 1998 and as a result, changed certain business practices. The adoption has, in certain circumstances, resulted in the deferral of software license revenues that would have been recognized upon delivery of the related software under preceding accounting standards. Neither the changes in certain business practices nor the deferral of certain revenues have resulted in a material impact on the Company's operating results, financial position or cash flows for the period ended September 30, 1998.

    The Company's revenue recognition policy as of January 1, 1998 is as follows:

    LICENSE REVENUE. The Company recognizes revenue from sales of software licenses to end users upon persuasive evidence of an arrangement, delivery of the software to a customer, determination that there are no significant post-delivery obligations and collection of a fixed or determinable license fee is considered probable. Revenue for transactions with resellers and industrial manufacturers ("IMs"), except for those licenses sold and billed on a per-copy basis, is currently recognized as earned when the licenses are resold or utilized by the reseller and all related obligations of the Company have been satisfied. The Company provides for sales allowances on an estimated basis. The Company accrues royalty revenue through the end of the reporting period based on reseller royalty reports or other forms of customer-specific historical information. In the absence of customer-specific historical information, royalty revenue is recognized when the customer-specific objective information becomes available. Any subsequent changes to previously reported royalties are reflected in the period when the updated information is received for the reseller.

    SERVICE REVENUE. Maintenance contracts generally call for the Company to provide technical support and software updates and upgrades to customers. Maintenance revenue is recognized ratably over the term of the maintenance contract, generally on a straight-line basis. Other service revenue, primarily training and consulting, is generally recognized at the time the service is performed and it is determined that the Company has essentially fulfilled its obligations resulting from the services contract, or on a contract accounting basis. When the fee for maintenance and service is bundled with the license fee and not separately stated, it is unbundled from the license fee using the Company's objective evidence of the fair value of the maintenance and/or services represented by the Company's customary pricing for such maintenance and/or services, and deferred for revenue recognition purposes.

    ADVANCES FROM CUSTOMERS AND FINANCIAL INSTITUTIONS. Amounts received in advance of revenue being recognized are recorded as a liability on the accompanying financial statements. These amounts may be

                              INFORMIX CORPORATION

                               SEPTEMBER 30, 1998

NOTE C--REVENUE RECOGNITION POLICY (CONTINUED) received either from the customer or from a financing entity to whom the customer payment streams are sold.

    The Company's license arrangements with some of its customers provide contractually for a non-refundable fee payable by the customer in single or multiple installment(s) at the initiation or over the term of the license arrangement. If the Company fails to comply with certain contractual terms of a specific license agreement, the Company could be required to refund the amount(s) received to the customer or the financial institution in the event of an assignment of receivables.

    The Company's arrangements for financing of license contracts with customers frequently took the form of a non-recourse sale of the future payment streams. When such customer contracts were sold to a third-party financing entity, they were typically sold at a discount which represented the financing cost. Such discounts offset revenues in cases where the license was recorded as a sale. For transactions where the financing was received prior to the recognition of revenue, the financing discount has been charged ratably to interest expense over the financing period, which approximates the "interest method."

NOTE D--DERIVATIVE FINANCIAL INSTRUMENTS POLICY

    The Company enters into forward foreign currency exchange contracts to reduce its exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of accounts receivable and accounts payable denominated in foreign currencies (primarily European and Asian currencies) until such receivables are collected and payables are disbursed. A forward foreign currency exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. These forward foreign exchange contracts, to qualify as hedges of existing assets or liabilities, are denominated in the same currency in which the underlying foreign receivables or payables are denominated and bear a contract value and maturity date which approximate the value and expected settlement date of the underlying transactions. For contracts that are designated and effective as hedges, discounts or premiums (the difference between the spot exchange rate and the forward exchange rate at inception of the contract) are accreted or amortized to other expenses over the contract lives using the straight-line method while unrealized gains and losses on open contracts at the end of each accounting period resulting from changes in the spot exchange rate are deferred and recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables or payables are recognized and generally offset. Contract amounts in excess of the carrying value of the Company's foreign denominated accounts receivable or payable balances are marked to market, with changes in market value recorded in earnings as foreign exchange gains or losses.

    In addition, in the quarter ended March 31, 1998, the Company initiated a program whereby it enters into forward foreign currency exchange contracts that do not qualify as hedges. These forward exchange contracts are marked to market and comprise a significant portion of the Company's net foreign currency losses of $2.6 million for the nine-month period ended September 30, 1998.

NOTE E--COMPREHENSIVE INCOME

    As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130 (FAS 130), "Reporting Comprehensive Income." FAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income/(loss) or stockholders' equity. FAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments, which

                              INFORMIX CORPORATION

                               SEPTEMBER 30, 1998

NOTE E--COMPREHENSIVE INCOME (CONTINUED) prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income.

                                                                               NINE MONTHS ENDED
                                                                            -----------------------
                                                                             SEPT. 30,   SEPT. 28,
                                                                               1998         1997
                                                                            -----------  ----------
                                                                                (IN THOUSANDS)
Net income (loss).........................................................   $  33,144   $ (366,061)
Other comprehensive income (loss), net of income taxes
  Unrealized gains (losses) on available-for-sale securities..............       3,850      (12,123)
  Foreign currency translation adjustment.................................       4,828           (7)
                                                                            -----------  ----------
Comprehensive income (loss)...............................................   $  41,822   $ (378,191)
                                                                            -----------  ----------
                                                                            -----------  ----------

NOTE F--NET INCOME (LOSS) PER SHARE

    The following table sets forth the computation of basic and diluted net income (loss) per common share:

                                                                             NINE MONTHS ENDED
                                                                           ---------------------
                                                                           SEPT. 30,  SEPT. 28,
                                                                             1998        1997
                                                                           ---------  ----------
                                                                           (IN THOUSANDS EXCEPT
                                                                              PER SHARE DATA)
Numerator for basic and diluted net income (loss) per common share-- net income (loss) applicable to common stockholders........................  $  29,346  $ (366,061)
                                                                           ---------  ----------
                                                                           ---------  ----------
Denominator for basic net income (loss) per common share--weighted
  average common shares outstanding......................................    165,711     151,708
Effect of dilutive securities:
  Stock options..........................................................      2,696      --
  Series A-1 Convertible Preferred Stock and warrants....................      2,999      --
  Series B Convertible Preferred Stock and Warrants......................     --          --
                                                                           ---------  ----------
Denominator for diluted net income (loss) per common share...............    171,406     151,708
                                                                           ---------  ----------
                                                                           ---------  ----------

Basic net income (loss) per common share.................................  $    0.18  $    (2.41)

Diluted net income (loss) per common share...............................  $    0.17  $    (2.41)

    The Company excluded potentially dilutive securities for each period presented from its diluted EPS computation because either the exercise price of the securities exceeded the average fair value of the Company's common stock or the Company had net losses, and, therefore, these securities were anti-

                              INFORMIX CORPORATION

                               SEPTEMBER 30, 1998

NOTE F--NET INCOME (LOSS) PER SHARE (CONTINUED) dilutive. A summary of the excluded potential dilutive securities and the related exercise/conversion features as of September 30, 1998 follows (in thousands):

Potential dilutive securities:
Stock options........................................................      9,938
Stock warrants
  Common Stock.......................................................      1,002
  Series A-1 Convertible Preferred Stock.............................     --
Convertible Preferred Stock
  Series B Convertible Preferred Stock...............................     --

    The stock options have per share exercise prices ranging from $5.75 to $33.25 and are exercisable through June 2007.

    The warrants to purchase shares of Common Stock of the Company (the "Series B Warrants") were issued in connection with the conversion of certain shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred") into shares of Common Stock of the Company in accordance with the provisions described below. Shares of the Company's Common Stock are purchasable under the Series B Warrants at a per share exercise price of $7.84 and the Series B Warrants are exercisable through November 2002.

    Warrants to purchase shares of the Company's Series A-1 Preferred Stock (the "Series A Preferred") are exercisable into shares of Series A-1 Preferred at a per share price of $250 through August 15, 1999. Each Series A-1 Preferred share is convertible into shares of the Company's Common Stock at a per share price equal to 101% of the average price of the Company's Common Stock for the thirty trading days ending five trading days prior to conversion, but not greater than the lesser of (i) 105% of the Company's Common Stock's average price of the first five trading days of such thirty-day period, or (ii) $12. If not converted earlier, the Series A-1 Preferred Stock will generally convert automatically into shares of the Company's Common Stock 18 months after their issuance.

    Each Series B Preferred share is convertible, at the election of the holder, into the number of shares of the Company's Common Stock at a per share price equal to the lowest of (i) the average of the closing bid prices for the Company's Common Stock for the 22 days immediately prior to the 180th day following the initial issuance date, (ii) 101% of the average closing bid price for the 22 trading days ending five days prior to the date of actual conversions, or (iii) 101% of the lowest closing bid price for the Company's Common Stock during the five trading days immediately prior to the date of actual conversions. The conversion price of the Series B Preferred is subject to modification and adjustment upon occurrence of certain events. If not converted earlier, the Series B Preferred will automatically convert into shares of Common Stock three years following the date of issuance. Upon conversion of the Series B Preferred, the holders will receive Series B Warrants to purchase that number of shares of the Company's Common Stock equal to 20% of the shares of the Company's Common Stock into which the Series B Preferred is convertible, but not less than an aggregate of 748,109 at a per share exercise price of $7.84.

NOTE G--SENIOR SECURED CREDIT AGREEMENT

    In December 1997, Informix Software, Inc., a Delaware corporation and the Company's principal operating subsidiary, entered into a Senior Secured Credit Agreement with a syndicate of commercial banks, including BankBoston, N.A. as administrative agent and Canadian Imperial Bank of Commerce as

                              INFORMIX CORPORATION

                               SEPTEMBER 30, 1998

NOTE G--SENIOR SECURED CREDIT AGREEMENT (CONTINUED) syndication agent, providing for a revolving credit facility of up to $75 million (the "Credit Facility"). Amounts outstanding under the Credit Facility bear interest at a premium over one of two alternative variable rates selected by the Company. The "Base Rate" equals the greater of (i) the rate of interest announced by BankBoston, N.A. as its "base rate" and (ii) the Federal Funds Effective Rate plus 1/2 of 1% per year. The "Adjusted LIBOR Rate" equals (i) the London Interbank Offered Rate divided by (ii) one minus the applicable reserve requirement under Regulation D of the Federal Reserve Board. The maximum premium over the Base Rate is 1.25%, and the maximum premium over the LIBOR Rate is 2.50%, subject to downward adjustment based on the Company's realizing certain financial thresholds. The actual amount available under the Credit Facility, for either direct borrowings or issuances of letters of credit, is based on 80% of the eligible domestic accounts receivable and 50% of the eligible foreign accounts receivable, which are measured on a revolving basis. As of September 30, 1998, the Company was able to borrow $50.3 million, subject to compliance with certain covenants. During the quarter ended September 30, 1998, the lenders under the Credit Facility waived the Company's non-compliance with certain financial covenants as of June 30, 1998 and amended the Credit Facility so that it now includes less restrictive financial covenants.

    At September 30, 1998, the Company was in compliance with all of the covenants under the amended Credit Facility. At September 30, 1998, no borrowings were outstanding under the Credit Facility.

NOTE H--STOCKHOLDERS' EQUITY

    In December 1997, the Company's Board of Directors authorized a second stock option repricing which was effective January 9, 1998 (the "Second Repricing Effective Date") based upon the closing sales price of the Company's Common Stock as of the Second Repricing Effective Date. Under the terms of the second repricing, each employee, excluding officers and directors of the Company, could exchange any option granted and outstanding as of May 1, 1997 for a new option with an exercise price equal to the closing sales price on the Second Repricing Effective Date and with terms consistent with those of the original option, except that options exchanged in the second repricing could not be exercised for a period of one year from the Second Repricing Effective Date. Employees elected to reprice 3,128,524 options at a price of $5.094, the closing sales price of the Company's Common Stock on the Second Repricing Effective Date.

    On February 13, 1998, the holders of the Series A-1 Preferred Stock exercised warrants to purchase 60,000 additional shares of Series A-1 Preferred at $250 per share resulting in net proceeds to the Company of $14.1 million. In addition, pursuant to the Series A-1 Subscription Agreement, the Series A-1 Preferred stockholders converted 220,000 shares of Series A-1 Preferred into 12,769,908 shares of the Company's Common Stock.

    On June 10, 1998, a holder of the Series B Preferred Stock converted 500 shares of Series B Preferred into 80,008 shares of the Company's Common Stock. In connection with such conversion, the Company also issued such Series B Preferred Stockholder a warrant to purchase up to 66,000 shares of Common Stock at a purchase price of $7.84 per share. Also, during the quarter ended June 30, 1998, the Company issued a warrant pursuant to the provisions of the Series B Preferred to purchase up to an additional 50,000 shares of Common Stock at a purchase price of $7.84 per share to a financial advisor of the Company because, as of May 15, 1998, the closing sales price of the Company's common stock was less than $12.50. Such warrant was issued in connection with services provided by such financial advisor related to the sale of shares of the Series B Preferred in November 1997.

                              INFORMIX CORPORATION

                               SEPTEMBER 30, 1998

NOTE H--STOCKHOLDERS' EQUITY (CONTINUED)
    In July 1998, the Company adopted its 1998 Non Statutory Stock Option Plan under which it reserved 5,500,000 shares of its Common Stock for issuance to employees and consultants of the Company other than executive officers and directors.

    During September 1998, holders of the Series B Preferred Stock converted a total of 13,500 shares of Series B Preferred into 3,679,472 shares of the Company's Common Stock. In connection with such conversions, the Company also issued such Series B Preferred Stockholders warrants to purchase up to 885,891 shares of Common Stock at a purchase price of $7.84 per share and paid cash dividends in the amount of $549,178 to such stockholders.

    Reconciliation of outstanding common shares:

Shares outstanding at December 31, 1997........................  152,587,051
Shares issued upon exercises of stock options..................   2,209,479
Shares sold and issued to employees under ESPP.................     984,828
Shares issued upon conversion of Series A-1 Preferred..........  12,769,908
Shares issued upon conversion of Series B Preferred............   3,759,480
                                                                 ----------
Shares outstanding at September 30, 1998.......................  172,310,746
                                                                 ----------
                                                                 ----------

NOTE I--RESTRUCTURING CHARGES

    In June and September 1997, the Company approved plans to restructure its operations to bring expenses in line with forecasted revenues. In connection with the restructuring, the Company substantially reduced its worldwide headcount and operations to improve efficiency. The following analysis sets forth the significant components of the restructuring charge included in current liabilities at September 30, 1998:

                                             RESTRUCTURING
                                                EXPENSE
                                              AT DEC. 31,     NON-CASH       CASH                         ACCRUAL BALANCE
                                                 1997           COSTS      PAYMENTS      ADJUSTMENTS     AT SEPT. 30, 1998
                                            ---------------  -----------  -----------  ---------------  -------------------
                                                                             (IN MILLIONS)
Severance and benefits....................     $    21.9      $  --        $    19.6      $     2.2          $     0.1
Write-off of assets.......................          48.2           48.2       --             --                 --
Facility charges..........................          34.7            9.4         11.7            5.1                8.5
Other.....................................           3.4            2.7          0.2         --                    0.5
                                                  ------          -----        -----            ---                ---
                                               $   108.2      $    60.3    $    31.5      $     7.3          $     9.1
                                                  ------          -----        -----            ---                ---
                                                  ------          -----        -----            ---                ---

    Severance and benefits represent the reduction of approximately 670 employees, primarily sales and marketing personnel, on a worldwide basis. As of September 30, 1998, the Company had substantially completed this component of its restructuring plan. Write-off of assets included write-off or write-down in carrying value of equipment as a result of the Company's decision to reduce the number of Information Superstores throughout the world, as well as the write-off of equipment associated with headcount reductions. The equipment subject to write-offs and write-downs consisted primarily of computer servers, workstations, and personal computers that are no longer utilized in the Company's operations. Facility charges include early termination costs associated with the closing of certain domestic and international sales offices.

    Total restructuring expense decreased by $7.3 million during the nine-month period ended September 30, 1998. This decrease was primarily due to adjusting the estimated severance and facility charges to

                              INFORMIX CORPORATION

                               SEPTEMBER 30, 1998

NOTE I--RESTRUCTURING CHARGES (CONTINUED) actual costs incurred. The Company has substantially completed actions associated with its restructuring except for subleasing or settling its remaining long-term operating leases related to vacated properties.

NOTE J--LITIGATION

    Commencing in April 1997, a series of class action lawsuits purportedly by or on behalf of stockholders and a separate but related stockholder action were filed in United States District Court for the Northern District of California. These actions name as defendants the Company, certain of its present and former officers and directors and in some cases, its former independent auditors. The complaints allege various violations of the federal securities laws and seek unspecified but potentially significant damages. Similar actions were also filed in California state court, Utah state court, federal court in the Southern District of New York and in Newfoundland, Canada.

    Stockholder derivative actions, purportedly on behalf of the Company and naming virtually the same individual defendants and the Company's former independent auditors, were also filed, commencing in August 1997, in California state court. While these actions allege various violations of state law, any monetary judgments in the derivative actions would accrue to the benefit of the Company.

    Pursuant to Delaware law and certain indemnification agreements between the Company and each of its current and former officers and directors, the Company is obligated to indemnify its current and former officers and directors for certain liabilities arising from their employment with or service to the Company. This includes the costs of defending against the claims asserted in the above-referenced actions and any amounts paid in settlement or other disposition of such actions on behalf of these individuals. The Company's obligations do not permit or require it to provide such indemnification to any such individual who is adjudicated to be liable for fraudulent or criminal conduct. Although the Company has purchased directors' and officers' liability insurance to reimburse it for the costs of indemnification for its directors and officers, the coverage presumes that 100 percent of the costs incurred in defending claims asserted jointly against the Company and its current and former directors and officers are allocable to the individuals' defense. With respect to the claims described above, the Company does not have insurance to cover the costs of its own defense or to cover any liability for any claims asserted against it.

    The pending federal and state securities actions are in the early stages of discovery. Consequently, at this time it is not reasonably possible to estimate the damages, or the range of damages, that the Company might incur in connection with such actions. Therefore, the Company has not set aside any financial reserves relating to any of the above-referenced actions.

    In addition, in July 1997, the Securities and Exchange Commission issued a formal order of investigation of the Company and certain unidentified individuals associated with the Company with respect to non-specified accounting matters, public disclosures and trading activity in the Company's securities. The Company is cooperating with the investigation and is providing all information subpoenaed by the Commission.

    On June 9, 1998, the Company filed a Post-Effective Amendment to its Registration Statement on Form S-1 pertaining to the Company's sale of its Series B Preferred stock. The Securities and Exchange Commission ("SEC") reviewed the Post-Effective Amendment and declared it effective on August 13, 1998. The Series B Preferred stockholders have claimed that during August 1998 they were prevented from selling shares of Series B Preferred stock until the SEC completed its review of the Post-Effective Amendment and, as a result, the Company had failed to comply with certain terms of a Registration Rights Agreement between the Series B Preferred stockholders and the Company. The Company is currently

                              INFORMIX CORPORATION

                               SEPTEMBER 30, 1998

NOTE J--LITIGATION (CONTINUED)
involved in discussions with the Series B Preferred stockholders and expects to resolve this matter before the end of the current fiscal year. The Company will account for any cost associated with the resolution of this matter as an additional dividend to the Series B Preferred stockholders. The Company is unable to estimate the amount, if any, of such dividend.

    In the ordinary course of business, various other lawsuits and claims are filed from time to time against the Company. It is the Company's opinion that the resolution of these disputes or such other litigation will not have a material effect on the Company's financial position, results of operations or cash flows.

NOTE K--NEW ACCOUNTING STANDARD

    In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. FAS 133 is effective for fiscal years beginning after June 15, 1999. Earlier application of FAS 133 is encouraged but should not be applied retroactively to financial statements of prior periods. The Company is currently evaluating the requirements and impact of FAS 133.

NOTE L--SUBSEQUENT EVENTS

    In October 1998, the Company announced the signing of a definitive agreement (the "Agreement") to acquire Red Brick Systems, Inc. ("Red Brick"), a company that designs, develops, markets and supports data warehousing software. Under the terms of the agreement, each share of Red Brick common stock will be exchanged for 0.6 share of Informix common stock. The transaction will be accounted for as a purchase. The transaction is subject to the satisfaction of several conditions, including regulatory approval, the approval of Red Brick stockholders and completion of an independent audit of Red Brick's financial results for the first three quarters of 1998.

    Subsequent to September 30, 1998, holders of the Series B Preferred converted an additional 9,350 shares of Series B Preferred into 2,130,069 shares of common stock. In connection with such conversions, Informix also issued such Series B Preferred stockholders Warrants to purchase up to 426,010 shares of common stock at an exercise price of $7.84 per share and paid cash dividends in the amount of $442,863 to such stockholders.


    On November 25, 1998 the outstanding Series A-1 Warrant was exercised in full for 80,000 shares of Series A-1 Preferred, resulting in $20 million in net proceeds to Informix. Immediately following the exercise of this warrant, the holder of the shares of Series A-1 Preferred converted all 80,000 shares into 4,642,525 shares of Informix common stock.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS--
INFORMIX CORPORATION

    We have audited the accompanying consolidated balance sheets of Informix Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Informix Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                           /s/ ERNST & YOUNG LLP

San Jose, California

March 2, 1998

                              INFORMIX CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1997       1996
                                                                                               ---------  ---------
                                                                                                  (IN THOUSANDS,
                                                                                                   EXCEPT SHARE
                                                                                                  AND PER SHARE
                                                                                                     AMOUNTS)
                                           ASSETS
Current Assets:
  Cash and cash equivalents..................................................................  $ 139,396  $ 226,508
  Short-term investments.....................................................................     16,069     34,512
  Accounts receivable, less allowance for doubtful accounts of $33,807 in 1997 and $21,429 in
    1996.....................................................................................    142,048    194,499
  Deferred taxes.............................................................................     12,249     42,133
  Other current assets.......................................................................     26,243     35,662
                                                                                               ---------  ---------
Total current assets.........................................................................    336,005    533,314
                                                                                               ---------  ---------
Property and equipment, at cost
  Computer equipment.........................................................................    189,985    225,336
  Office equipment and leasehold improvements................................................     73,084     67,982
    Less accumulated depreciation and amortization...........................................   (167,057)  (106,591)
                                                                                               ---------  ---------
                                                                                                  96,012    186,727
Software costs, less accumulated amortization of $22,786 in 1997 and $41,559 in 1996.........     40,854     54,486
Deferred taxes...............................................................................     56,345     10,542
Long-term investments........................................................................     --          6,639
Intangible assets, net.......................................................................      8,277     34,693
Other assets.................................................................................     25,751     55,597
                                                                                               ---------  ---------
Total Assets.................................................................................  $ 563,244  $ 881,998
                                                                                               ---------  ---------
                                                                                               ---------  ---------
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...........................................................................  $  36,155  $  65,446
  Accrued expenses...........................................................................     64,538     59,723
  Accrued employee compensation..............................................................     49,154     57,626
  Income taxes payable.......................................................................      3,031      5,757
  Deferred maintenance revenue...............................................................    100,828     94,981
  Advances from customers and financial institutions.........................................    180,048    239,506
  Accrued restructuring costs................................................................     26,597     --
  Other current liabilities..................................................................     15,802      7,138
                                                                                               ---------  ---------
Total current liabilities....................................................................    476,153    530,177
                                                                                               ---------  ---------
                                                                                                   6,311      2,359
Other non-current liabilities................................................................     21,716     24,158
Deferred taxes...............................................................................
Commitments and contingencies
Stockholders' Equity:
  Preferred stock, par value $.01 per share--5,000,000 shares authorized
    Series A-1 convertible preferred stock, 160,000 shares issued and outstanding, aggregate
     liquidation preference of $40,000.......................................................          2     --
    Series B convertible preferred stock, 50,000 shares issued and outstanding, aggregate
     liquidation preference of $50,301.......................................................          1     --
  Common stock, par value $.01 per share--500,000,000 shares authorized, 152,587,000 and
    150,782,000 shares issued and outstanding in 1997 and 1996, respectively.................      1,526      1,508
  Additional paid-in capital.................................................................    347,582    243,564
  Retained earnings (accumulated deficit)....................................................   (278,144)    78,723
  Accumulated other comprehensive income (loss), net of tax..................................    (11,903)     1,509
                                                                                               ---------  ---------
Total stockholders' equity...................................................................     59,064    325,304
                                                                                               ---------  ---------
Total Liabilities and Stockholders' Equity...................................................  $ 563,244  $ 881,998
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                See Notes to Consolidated Financial Statements.

                              INFORMIX CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                                                                                   YEARS ENDED DECEMBER 31,
                                                                             ------------------------------------
                                                                                 1997         1996        1995
                                                                             ------------  ----------  ----------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                                            DATA)
Net Revenues
  Licenses.................................................................  $    378,164  $  502,730  $  462,061
  Services.................................................................       285,728     231,810     174,486
                                                                             ------------  ----------  ----------
                                                                                  663,892     734,540     636,547
Costs and Expenses
  Cost of software distribution............................................        63,027      46,786      37,593
  Cost of services.........................................................       166,916     144,850      91,540
  Sales and marketing......................................................       417,162     413,689     301,932
  Research and development.................................................       139,310     120,211      85,643
  General and administrative...............................................        87,498      64,416      51,114
  Write-off of goodwill and other long-term assets.........................        30,473      --          --
  Write-off of acquired research and development...........................         7,000      --          --
  Restructuring charges....................................................       108,248      --          --
  Expenses related to Illustra merger......................................       --            5,914      --
                                                                             ------------  ----------  ----------
                                                                                1,019,634     795,866     567,822
                                                                             ------------  ----------  ----------
Operating income (loss)....................................................      (355,742)    (61,326)     68,725
  Interest income..........................................................         5,623       9,868       8,148
  Interest expense.........................................................        (9,405)    (12,475)     (6,299)
  Other income, net........................................................        10,474       2,899         120
                                                                             ------------  ----------  ----------
Income (loss) before income taxes..........................................      (349,050)    (61,034)     70,694
  Income taxes.............................................................         7,817      12,531      32,094
                                                                             ------------  ----------  ----------
Net income (loss)..........................................................      (356,867)    (73,565)     38,600
Preferred stock dividend...................................................          (301)     --          --
Value assigned to warrants.................................................        (1,601)     --          --
                                                                             ------------  ----------  ----------
Net income (loss) applicable to common stockholders                          $   (358,769) $  (73,565) $   38,600
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------
Net income (loss) per common share:
  Basic....................................................................  $      (2.36) $    (0.49) $     0.27
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------
  Diluted..................................................................  $      (2.36) $    (0.49) $     0.26
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------
Shares used in per share calculations:
  Basic....................................................................       151,907     149,310     145,062
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------
  Diluted..................................................................       151,907     149,310     150,627
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------

                See Notes to Consolidated Financial Statements.

                              INFORMIX CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1997       1996       1995
                                                                                   ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
Operating Activities
Net income (loss)................................................................  $(356,867) $ (73,565) $  38,600
Adjustments to reconcile net income (loss) to cash and cash equivalents provided by
  (used in) operating activities:
  License fees received in advance...............................................    (64,797)   (58,206)   (34,237)
  Depreciation and amortization..................................................     65,639     47,207     28,949
  Amortization of capitalized software...........................................     21,437     14,626     12,041
  Write-off of capitalized software..............................................     14,749     --         --
  Write-off of long term assets..................................................      6,799     --         --
  Write-off of intangibles.......................................................     20,033     --         --
  Write-off of acquired research and development.................................      7,000     --         --
  Foreign currency transaction losses (gains)....................................      3,243     (5,349)    (4,609)
  Gain on sales of strategic investments.........................................     (5,007)    (3,856)    --
  Loss on disposal of property and equipment.....................................     10,815      2,393        605
  Deferred tax expense...........................................................       (328)    (3,965)   (16,577)
  Provisions for losses on accounts receivable...................................     19,929     14,983      8,508
  Restructuring charges..........................................................     77,196     --         --
  Stock-based employee compensation..............................................      7,501     --         --
  Changes in operating assets and liabilities:
    Accounts receivable..........................................................     42,596    (45,426)   (47,045)
    Other current assets.........................................................     40,530         89     (8,441)
    Accounts payable and accrued expenses........................................    (58,867)    52,077     64,294
    Deferred maintenance revenue.................................................      3,618     29,590     17,197
                                                                                   ---------  ---------  ---------
  Net cash and cash equivalents provided by (used in) operating activities.......   (144,781)   (29,402)    59,285
                                                                                   ---------  ---------  ---------
Investing Activities
Investments of excess cash:
  Purchases of held-to-maturity securities.......................................     --         --       (144,517)
  Purchases of available-for-sale securities.....................................    (35,255)  (152,179)    (4,303)
  Maturities of held-to-maturity securities......................................     --         --         83,159
  Maturities of available-for-sale securities....................................     14,468    126,137      6,104
  Sales of available-for-sale securities.........................................     45,957     83,696     27,261
Purchases of strategic investments...............................................     (3,250)   (12,737)    (1,000)
Proceeds from sales of strategic investments.....................................     10,454      7,299     --
Purchases of land, and property and equipment....................................    (93,786)  (148,270)   (56,500)
Proceeds from disposal of land, and property and equipment.......................     62,371      1,929        288
Additions to software costs......................................................    (20,776)   (32,381)   (23,977)
Business combinations, net of cash acquired......................................     (9,749)    (4,340)   (38,413)
Other............................................................................    (33,500)   (14,434)    (5,757)
                                                                                   ---------  ---------  ---------
Net cash and cash equivalents used in investing activities.......................    (63,066)  (145,280)  (157,655)
                                                                                   ---------  ---------  ---------
Financing Activities
Advances from customers and financial institutions...............................     21,787    207,218    109,338
Proceeds from issuance of common stock, net......................................      9,239     24,357     27,898
Proceeds from issuance of preferred stock, net...................................     87,600     --         --
Principal payments on capital leases.............................................     (3,388)    (1,025)      (442)
Acquisition of common stock......................................................     --         (2,388)    --
Reissuance of treasury stock.....................................................     --            578     --
                                                                                   ---------  ---------  ---------
Net cash and cash equivalents provided by financing activities...................    115,238    228,740    136,794
                                                                                   ---------  ---------  ---------
Effect of exchange rate changes on cash and cash equivalents.....................      5,497      8,145     (6,402)
                                                                                   ---------  ---------  ---------
Increase (decrease) in cash and cash equivalents.................................    (87,112)    62,203     32,022
Cash and cash equivalents at beginning of year...................................    226,508    164,305    132,283
                                                                                   ---------  ---------  ---------
Cash and cash equivalents at end of year.........................................  $ 139,396  $ 226,508  $ 164,305
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                See Notes to Consolidated Financial Statements.

                              INFORMIX CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         PREFERRED STOCK
                                ---------------------------------
                                  SERIES A-1         SERIES B         COMMON STOCK    ADDITIONAL   TREASURY STOCK
                                ---------------   ---------------   ----------------   PAID-IN     ---------------
                                SHARES   AMOUNT   SHARES   AMOUNT    SHARES   AMOUNT   CAPITAL     SHARES   AMOUNT
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
                                                                  (IN THOUSANDS)
Balances at December 31,
  1994........................   --       $--      --       $--      140,154  $1,400   $153,343    $--      $--
Comprehensive income (loss)
Net income....................
Other comprehensive income
  (loss), net of tax
  Unrealized gain on
    available-for-sale
    securities, net of
    reclassification
    adjustments(1)............
  Foreign currency translation
    adjustments...............
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
  Other comprehensive income
    (loss)....................
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
Comprehensive income (loss)...
Exercise of stock options.....                                         4,377     44      13,712
Sale of stock to employees
  under employee stock
  purchase plan...............                                           349      3       6,603
Issuance of stock, net of
  costs.......................                                         2,571     28       7,508
Tax benefits related to stock
  options.....................                                                           21,291
Acquisition of STG............                                           533      5       1,991
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
Balances at December 31,
  1995........................   --       --       --       --       147,984  1,480     204,448     --       --
Comprehensive income (loss)
Net loss......................
Other comprehensive income
  (loss), net of tax
  Unrealized gain on
    available-for-sale
    securities, net of
    reclassification
    adjustments(1)............
  Foreign currency translation
    adjustments...............
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
  Other comprehensive income
    (loss)....................
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
Comprehensive income (loss)...
Exercise of stock options.....                                         2,182     22      13,343
Sale of stock to employees
  under employee stock
  purchase plan...............                                           616      6      10,986
Acquisition of treasury
  stock.......................                                                                      (100)   (2,388)
Reissuance of treasury
  stock.......................                                                                       100    2,388
Tax benefits related to stock
  options.....................                                                           14,787
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
Balances at December 31,
  1996........................   --       --       --       --       150,782  1,508     243,564     --       --
Comprehensive income (loss)
Net loss......................
Other comprehensive income
  (loss), net of tax
  Unrealized loss on
    available-for-sale
    securities, net of
    reclassification
    adjustments(1)............
  Foreign currency translation
    adjustments...............
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
  Other comprehensive income
    (loss)....................
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
Comprehensive income (loss)...
Exercise of stock options.....                                         1,132     11       3,563
Sale of stock to employees
  under employee stock
  purchase plan...............                                           573      6       5,659
Stock-based compensation
  expense resulting from stock
  options.....................                                                            7,501
Issuance of Series A-1
  convertible preferred stock
  and warrants, net...........   160         2                                           37,598
Issuance of Series B
  convertible preferred stock
  and warrants, net...........                      50         1                         49,196
Common stock issued for
  services rendered in
  connection with the Series B
  convertible preferred stock
  offering....................                                           100      1         802
Accrual of 5% cumulative
  preferred dividends on
  Series B convertible
  preferred stock.............                                                             (301)
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
Balance at December 31,
  1997........................   160      $  2      50      $  1    $152,587  $1,526   $347,582     --      $--
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------
                                ------   ------   ------   ------   --------  ------  ----------   ------   ------


                                  RETAINED                      ACCUMULATED
                                  EARNINGS                         OTHER
                                (ACCUMULATED   COMPREHENSIVE   COMPREHENSIVE
                                  DEFICIT)     INCOME (LOSS)      (LOSS)        TOTALS
                                ------------   -------------   -------------   ---------

Balances at December 31,
  1994........................   $ 115,668                       $ (1,011)     $ 269,400
Comprehensive income (loss)
Net income....................      38,600         38,600                         38,600
Other comprehensive income
  (loss), net of tax
  Unrealized gain on
    available-for-sale
    securities, net of
    reclassification
    adjustments(1)............                      3,399                          3,399
  Foreign currency translation
    adjustments...............                     (4,667)                        (4,667)
                                ------------   -------------
  Other comprehensive income
    (loss)....................                     (1,268)         (1,268)
                                ------------   -------------
Comprehensive income (loss)...                     37,332
                                               -------------
                                               -------------
Exercise of stock options.....                                                    13,756
Sale of stock to employees
  under employee stock
  purchase plan...............                                                     6,606
Issuance of stock, net of
  costs.......................                                                     7,536
Tax benefits related to stock
  options.....................                                                    21,291
Acquisition of STG............        (170)                                        1,826
                                ------------                   -------------   ---------
Balances at December 31,
  1995........................     154,098                         (2,279)       357,747
Comprehensive income (loss)
Net loss......................     (73,565)       (73,565)                       (73,565)
Other comprehensive income
  (loss), net of tax
  Unrealized gain on
    available-for-sale
    securities, net of
    reclassification
    adjustments(1)............                      7,626                          7,626
  Foreign currency translation
    adjustments...............                     (3,838)                        (3,838)
                                ------------   -------------
  Other comprehensive income
    (loss)....................                      3,788           3,788
                                ------------   -------------
Comprehensive income (loss)...                    (69,777)
                                               -------------
                                               -------------
Exercise of stock options.....                                                    13,365
Sale of stock to employees
  under employee stock
  purchase plan...............                                                    10,992
Acquisition of treasury
  stock.......................                                                    (2,388)
Reissuance of treasury
  stock.......................      (1,810)                                          578
Tax benefits related to stock
  options.....................                                                    14,787
                                ------------                   -------------   ---------
Balances at December 31,
  1996........................      78,723                          1,509        325,304
Comprehensive income (loss)
Net loss......................    (356,867)      (356,867)                      (356,867)
Other comprehensive income
  (loss), net of tax
  Unrealized loss on
    available-for-sale
    securities, net of
    reclassification
    adjustments(1)............                    (12,457)                       (12,457)
  Foreign currency translation
    adjustments...............                       (955)                          (955)
                                ------------   -------------
  Other comprehensive income
    (loss)....................                    (13,412)        (13,412)
                                ------------   -------------
Comprehensive income (loss)...                   (370,279)
                                               -------------
                                               -------------
Exercise of stock options.....                                                     3,574
Sale of stock to employees
  under employee stock
  purchase plan...............                                                     5,665
Stock-based compensation
  expense resulting from stock
  options.....................                                                     7,501
Issuance of Series A-1
  convertible preferred stock
  and warrants, net...........                                                    37,600
Issuance of Series B
  convertible preferred stock
  and warrants, net...........                                                    49,197
Common stock issued for
  services rendered in
  connection with the Series B
  convertible preferred stock
  offering....................                                                       803
Accrual of 5% cumulative
  preferred dividends on
  Series B convertible
  preferred stock.............                                                      (301)
                                ------------                   -------------   ---------
Balance at December 31,
  1997........................   $(278,144)                      $(11,903)     $  59,064
                                ------------                   -------------   ---------
                                ------------                   -------------   ---------

----------------------------------------
(1) Disclosure of reclassification amount for the years ended:

                                                                                1997            1996          1995
                                                                            -------------   -------------   ---------
Net unrealized gain
  (loss) on
  available-for-sale
  securities arising
  during period..........                                                     $ (3,599)       $  9,006      $   3,399
Less: reclassification
  adjustment for net
  (gains) losses included
  in net income (loss)...                                                       (8,858)         (1,380)        --
                                                                            -------------   -------------   ---------
Net unrealized gain
  (loss) on
  available-for-sale
  securities.............                                                     $(12,457)       $  7,626      $   3,399
                                                                            -------------   -------------   ---------
                                                                            -------------   -------------   ---------

                              INFORMIX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 1--RESTATEMENT OF FINANCIAL STATEMENTS

    Subsequent to the filing of its Annual Report on Form 10-K for the year ended December 31, 1996 with the Securities and Exchange Commission, the Company became aware of errors and irregularities that ultimately affected the timing and dollar amount of reported earned revenues from license transactions in 1996, 1995 and 1994. The irregularities took numerous forms and were primarily the result of lack of compliance with or circumvention of the Company's procedures and controls.

    These errors and irregularities included unauthorized and undisclosed arrangements or agreements between Company personnel and resellers, recognition of revenue on certain transactions in reporting periods prior to contract acceptance, the recording of certain transactions that lacked economic substance and the recording of maintenance revenue as license revenue. The unauthorized and undisclosed agreements with resellers introduced acceptance contingencies, permitted resellers to return unsold licenses for refunds, extended payment terms or committed the Company to assist resellers in selling the licenses to end-users. Accordingly, license revenue from these transactions that was recorded at the time product was delivered to resellers should have instead been recorded at the time all conditions on the sale lapsed. Because of the pervasiveness of the unauthorized arrangements with resellers in the 1994, 1995 and 1996 accounting periods, the Company concluded that all revenue from license agreements with resellers in these accounting periods, except for those licenses sold and billed on a per copy basis, should be recognized only when the licenses were resold or utilized by resellers and all related obligations had been satisfied. Amounts received from resellers as prepayments of software license fees in advance of revenue recognition have been recorded as advances from customers and financial institutions. This revised application of accounting policy has been followed for all transactions with resellers, other than those licenses sold and billed on a per-copy basis, for 1996, 1995 and 1994.

    Accordingly, such financial statements have been restated as follows:

                                                        1996                     1995                     1994
                                               -----------------------  -----------------------  -----------------------
                                               AS REPORTED   RESTATED   AS REPORTED   RESTATED   AS REPORTED   RESTATED
                                               -----------  ----------  -----------  ----------  -----------  ----------
Net revenues
  Licenses...................................   $ 708,035   $  502,730   $ 539,733   $  462,061   $ 364,661   $  346,518
  Services...................................     231,276      231,810     174,486      174,486     105,451      105,451
                                               -----------  ----------  -----------  ----------  -----------  ----------
                                                  939,311      734,540     714,219      636,547     470,112      451,969

Operating income (loss)......................     137,344      (61,326)    145,826       68,725      95,091       77,229
Income taxes.................................      50,391       12,531      55,164       32,094      34,074       29,250
Net income (loss)............................      97,818      (73,565)     97,644       38,600      61,948       48,293
Net income (loss) per share:
  Basic......................................   $    0.66   $    (0.49)  $    0.67   $     0.27   $    0.45   $     0.35
  Diluted....................................   $    0.63        (0.49)  $    0.65   $     0.26   $    0.43   $     0.34
Retained earnings............................   $ 322,805   $   78,723   $ 226,797   $  154,098   $ 129,323   $  115,668
Advances from customers and financial
  institutions...............................   $  --       $  239,506   $  --       $   83,553   $  --       $   18,556

    The nature of the Company's business in 1992 and 1993 was such that there was not a material amount of revenues recorded under prepaid software license transactions conducted with resellers during these years. Additionally, as a result of the Company's extended procedures, there were no material errors

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 1--RESTATEMENT OF FINANCIAL STATEMENTS (CONTINUED) or irregularities identified affecting revenues recognized prior to the third quarter of 1994. The Company concluded based on those circumstances that it was not necessary to restate the financial statements for 1992 and 1993.

    In response to the errors and irregularities discussed above, a number of conditions which collectively represented a material weakness in the Company's internal accounting controls were identified. These conditions included a deterioration in the Company's accounting controls at corporate and regional management levels, and a related failure to stress the importance of these controls, an inappropriate level of influence, principally by the Company's sales organization, over the revenue recognition process and an apparent lack of clarity and consistent understanding within the Company concerning the application of the Company's revenue recognition policies to large, complex reseller license transactions. The Company is implementing a plan to strengthen the Company's internal accounting controls. This plan includes updating the Company's policies regarding accounting and reporting for large, complex reseller license transactions, developing and conducting educational programs to help implement such policies, changing the Company's corporate and regional accounting and reporting structure and re-establishing an internal audit function reporting to the Company's Board of Directors.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND OPERATIONS. The Company is a multinational supplier of high-performance, parallel processing database technology for open systems. The Company's products also include application development tools for creating client/server production applications, decision-support systems, ad-hoc query interfaces and software that allows information to be shared transparently from personal computers to mainframes within the corporate computing environment. In addition to software products, the Company offers training, consulting and post-contract support to its customers.

    The principal geographic markets for the Company's products are North America, Europe, Asia/ Pacific, and Latin America. Customers include large-, medium- and small-sized corporations in the manufacturing, financial services, telecommunications, retail/wholesale, hospitality and government services sectors.

    USE OF ESTIMATES. The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Informix Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

    FOREIGN CURRENCY TRANSLATION. For foreign operations with the local currency as the functional currency, assets and liabilities are translated at year-end exchange rates, and statements of operations are translated at the average exchange rates during the year. Exchange gains or losses arising from translation of foreign entity financial statements are included as a component of stockholders' equity.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    For foreign operations with the U.S. dollar as the functional currency, certain assets and liabilities are remeasured at the year-end or historical exchange rates as appropriate. Statements of operations are remeasured at the average exchange rates during the year. Gains and losses resulting from the remeasurement of the entity's financial statements and other foreign currency transaction gains and losses are included in other income, net. Foreign currency transaction gains, net of losses, were $8.0 million, $0.3 million and $0.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.

    DERIVATIVE FINANCIAL INSTRUMENTS. The Company enters into forward foreign currency exchange contracts to reduce its exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of firm accounts receivable and accounts payable denominated in foreign currencies (primarily European and Asian currencies) until such receivables are collected and payables are disbursed. A forward foreign currency exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. These forward foreign exchange contracts, to qualify as hedges of firm commitments, are denominated in the same currency in which the underlying foreign receivables or payables are denominated and bear a contract value and maturity date which approximate the value and expected settlement date of the underlying transactions. For contracts that are designated and effective as hedges, discounts or premiums (the difference between the spot exchange rate and the forward exchange rate at inception of the contract) are accreted or amortized to other expenses over the contract lives using the straight-line method while unrealized gains and losses on open contracts at the end of each accounting period resulting from changes in the spot exchange rate are deferred and recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables or payables are recognized and generally offset. Contract amounts in excess of the carrying value of the Company's foreign denominated accounts receivable or payable balances are marked to market, with changes in market value recorded in earnings as foreign exchange gains or losses. The Company does not enter into forward foreign currency exchange contracts for speculative or trading purposes. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related forward foreign currency exchange contract is recognized in earnings in the same period. Subsequent gains or losses on the related contract would be recognized in earnings in each period until the contract matures, is terminated, or sold. The Company operates in certain countries in Latin America, Eastern Europe and Asia Pacific where there are limited forward currency exchange markets and thus the Company has limited unhedged transaction exposures in these currencies. However, such exposures are not material to the Company's financial statements for any period presented.

    LICENSE REVENUE. The Company recognizes revenue from sales of software licenses to end-users upon delivery of the software product to a customer when there are no significant post-delivery obligations and collection of the license fee is considered probable. Revenue from license agreements with resellers, except for those licenses sold and billed on a per-copy basis, is recognized as earned when the licenses are resold or utilized by the reseller and all related obligations have been satisfied. The Company provides for sales allowances on an estimated basis.

    SERVICE REVENUE. Maintenance contracts generally call for the Company to provide technical support and software updates to customers. Maintenance contract revenue is recognized ratably over the term of the maintenance contract, generally on a straight-line basis. Where maintenance revenue is not separately

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) invoiced, it is unbundled from license fees and deferred for revenue recognition purposes. Other service revenue, primarily training and consulting, is generally recognized at the time the service is performed.

    ADVANCES FROM CUSTOMERS AND FINANCIAL INSTITUTIONS. At December 31, 1997 and 1996, "advances on unearned license revenue" reflect amounts received from customers and third-party financial institutions in advance of revenue being recognized. The Company may receive cash, either from the customer, or from a financing entity to whom the customer payment streams are sold, prior to the time the license fee is recognized as earned revenue.

    The Company's license agreements with customers provide contractually for a non-refundable fee payable by the customer in single or multiple installment(s) at the initiation or over the term of the license arrangement. If the Company fails to comply with the contractual terms of a specific license agreement, the Company could be required to refund to the customer or the financial institution the amount(s) received. These terms require the Company to meet all of its obligations under the license agreement; to have rights to the software it licenses; to deliver software that is fully functional according to agreement specifications; and to represent that the accounts receivable or payment streams sold to the financial institution are payment obligations under a valid, authorized, and legally enforceable contract between the Company and customer. The refund of amounts received would not, however, have a material effect on the Company's results of operation as revenue has not been recognized for amounts recorded as "Advances from customers and financial institutions."

    SALES OF RECEIVABLES. The Company often finances amounts due from customers with financial institutions on a non-recourse basis. The Company accounts for these transactions in accordance with Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse" (FAS 77). Effective January 1, 1998 these transactions will be accounted for in accordance with Statement of Financial Accounting Standards No.125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" (FAS 125). If at the time of the transfer the amounts due from the customer have been recognized as revenue and a receivable, the transfer is accounted for as the sale of a receivable and the receivable is removed from the books and the financing fees are charged to operations immediately as interest expense.

    SALES OF FUTURE REVENUE STREAMS. If at the time of transfer the amounts due from the customers have not been recognized as revenue or a receivable, the transfer is accounted for as the sale of a future revenue stream in accordance with EITF 88-18. Accordingly, the receipt of cash is treated as a borrowing and recorded as "advances from customers and financial institutions" and the financing fees are amortized to interest expense over the term of the financing arrangement. The Company does not expect to finance amounts due from customers subsequent to December 31, 1997.

    CONCURRENT TRANSACTIONS. Principally during 1996, the Company entered into software license agreements with certain computer and service vendors where the Company concurrently committed to acquire goods and services in the aggregate of approximately $130 million. If the agreement is with a reseller, revenue is recognized as earned on these transactions as the licenses are resold by the customer. If the agreement is with an end user, revenue is generally recognized as earned upon delivery of software. The computer equipment and services are recorded at their fair value. These concurrent transactions for 1996 included license agreements of approximately $170 million and commitments to acquire goods and services in the aggregate of approximately $130 million. Concurrent transactions in 1997 included software license

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) agreements of approximately $21 million and commitments by the Company to acquire goods and services in the aggregate of approximately $50 million (see
Note 13).

    INVENTORIES. Inventories, which consist primarily of software product components, finished software products, and marketing and promotional materials, are carried at the lower of cost (first in, first out) or market value, and are included in other current assets.

    SOFTWARE COSTS. The Company capitalizes software development costs incurred in developing a product once technological feasibility of the product has been determined. Software costs also include amounts paid for purchased software and outside development on products which have reached technological feasibility. All software costs are amortized as a cost of software distribution either on a straight-line basis over the remaining estimated economic life of the product or on the basis of each product's projected revenues, whichever results in greater amortization. Capitalized software costs are generally amortized over three years. The Company recorded amortization of $21.4 million, $14.6 million, and $12.0 million of software costs in 1997, 1996 and 1995, respectively, in cost of software distribution.

    PROPERTY AND EQUIPMENT. Depreciation of property and equipment is calculated using the straight-line method over its estimated useful life, generally the shorter of the applicable lease term or three-to-seven years for financial reporting purposes.

    BUSINESSES ACQUIRED. The purchase price of businesses acquired, accounted for as purchased business combinations, is allocated to the tangible and specifically identifiable intangible assets acquired based on their estimated fair values with any amount in excess of such allocations being designated as goodwill. Intangible assets are amortized over their estimated useful lives, which to date have been five to seven years. The carrying values of goodwill and specified intangible assets are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates that the asset will not be recoverable, as determined based on the undiscounted cash flows of the acquired business over the remaining amortization period, the Company's carrying value is reduced to net realizable value. During 1997, the Company wrote down $30.5 million of impaired long-term assets related to the shortfall in business activity of its Japanese subsidiary (see Note 13). There were no writedowns of intangible assets in 1996 or 1995. As of December 31, 1997 and 1996, the Company had $19.2 million and $50.6 million of intangible assets, with accumulated amortization of $10.9 million and $15.9 million respectively, as a result of these acquisitions.

    CONCENTRATION OF CREDIT RISK. The Company designs, develops, manufactures, markets, and supports computer software systems to customers in diversified industries and in diversified geographic locations. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral.

    No single customer accounted for 10% or more of the consolidated revenues of the Company in 1997, 1996 or 1995.

    CASH, CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, AND LONG-TERM
INVESTMENTS. The Company considers liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company considers investments with a maturity of more than three months but less than one year to be short-term investments. Investments with an original maturity of more than one year are considered long-term

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) investments. Short-term and long-term investments are classified as available-for-sale and are carried at fair value. Cash equivalents are carried at amortized cost.

    The Company invests its excess cash in accordance with its short-term and long-term investments policy, which is approved by the Board of Directors. The policy authorizes the investment of excess cash in government securities, municipal bonds, time deposits, certificates of deposit with approved financial institutions, commercial paper rated A-1/P-1 (a small portion of the portfolio may consist of commercial paper rated A-2/P-2), and other specific money market instruments of similar liquidity and credit quality. The Company has not experienced any significant losses related to these investments.

    SECURITIES HELD-TO-MATURITY AND AVAILABLE-FOR-SALE. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and the ability to hold the securities until maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income.

    Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other expense, net. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale are included in interest income. The Company realized gross gains of approximately $8.5 million and $5.2 million and gross losses of approximately $1.2 million and $1.3 million on the sale of available-for-sale equity securities during 1997 and 1996, respectively. Realized gains and losses were not material in 1995.

    FAIR VALUE OF FINANCIAL INSTRUMENTS. Fair values of cash, cash equivalents, short and long term investments, other assets, and currency forward contracts are based on quoted market prices.

    COMPREHENSIVE INCOME. As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130 (FAS 130), "Reporting Comprehensive Income." FAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income (loss) or stockholders' equity. FAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. The accompanying financial statements have been reclassified to conform to the requirements of FAS 130.

    RECLASSIFICATIONS. Certain prior period amounts have been reclassified to conform to the current period presentation.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 3--FINANCIAL INSTRUMENTS

    The following is a summary of available-for-sale debt and equity securities:

                                                                            AVAILABLE-FOR-SALE SECURITIES
                                                                   ------------------------------------------------
                                                                                  GROSS        GROSS
                                                                               UNREALIZED   UNREALIZED   ESTIMATED
                                                                      COST        GAINS       LOSSES     FAIR VALUE
                                                                   ----------  -----------  -----------  ----------
                                                                                    (IN THOUSANDS)
DECEMBER 31, 1997
U.S. treasury securities.........................................  $    3,701   $       1    $  --       $    3,702
Commercial paper, corporate bonds and medium-term notes..........      49,664          18       --           49,682
Municipal bonds..................................................      11,903      --               (3)      11,900
Repurchase agreements............................................      23,262      --           --           23,262
                                                                   ----------  -----------       -----   ----------
  Total debt securities..........................................  $   88,530   $      19    $      (3)  $   88,546
U.S. equity securities...........................................      13,309      --             (851)      12,458
                                                                   ----------  -----------       -----   ----------
                                                                   $  101,839   $      19    $    (854)  $  101,004
                                                                   ----------  -----------       -----   ----------
                                                                   ----------  -----------       -----   ----------
Amounts included in cash and cash equivalents....................  $   72,460   $      18    $      (1)  $   72,477
Amounts included in short-term investments.......................      16,070           1           (2)      16,069
Amounts included in other assets.................................      13,309      --             (851)      12,458
                                                                   ----------  -----------       -----   ----------
                                                                   $  101,839   $      19    $    (854)  $  101,004
                                                                   ----------  -----------       -----   ----------
                                                                   ----------  -----------       -----   ----------

DECEMBER 31, 1996
U.S. treasury securities.........................................  $   61,308   $  --        $     (20)  $   61,288
Commercial paper.................................................      15,872          14           (2)      15,884
Municipal bonds..................................................      27,317          10          (48)      27,279
Auctioned preferred stock........................................       4,504      --               (4)       4,500
                                                                   ----------  -----------       -----   ----------
  Total debt securities..........................................     109,001          24          (74)     108,951
U.S. equity securities...........................................      15,404      18,490       --           33,894
                                                                   ----------  -----------       -----   ----------
                                                                   $  124,405   $  18,514    $     (74)  $  142,845
                                                                   ----------  -----------       -----   ----------
                                                                   ----------  -----------       -----   ----------
Amounts included in cash and cash equivalents....................      67,806      --               (6)      67,800
Amounts included in short-term investments.......................      34,548          19          (55)      34,512
Amounts included in long-term investments........................       6,647           5          (13)       6,639
Amounts included in other assets.................................      15,404      18,490       --           33,894
                                                                   ----------  -----------       -----   ----------
                                                                   $  124,405   $  18,514    $     (74)  $  142,845
                                                                   ----------  -----------       -----   ----------
                                                                   ----------  -----------       -----   ----------

NOTE 4--DERIVATIVE FINANCIAL INSTRUMENTS

    The Company enters into forward foreign exchange contracts primarily to hedge the value of accounts receivable or accounts payable denominated in foreign currencies against fluctuations in exchange rates until such receivables are collected or payables are disbursed. The purpose of the Company's foreign exchange exposure management policy and practices is to attempt to minimize the impact of exchange rate fluctuations on the value of the foreign currency denominated assets and liabilities being hedged.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 4--DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
Substantially all forward foreign exchange contracts entered into by the Company have maturities of 360 days or less. The Company's practice is to settle all foreign exchange contracts within ten calendar days of year end and thus there is no material difference between the contract value and the fair value of the contracts at December 31, 1997 and 1996. At December 31, 1997 and 1996, the Company had approximately $102.7 and $168.6 million of forward foreign currency exchange contracts outstanding, respectively. The table below summarizes by currency the contractual amounts of the Company's forward foreign exchange contracts at December 31, 1997 and December 31, 1996.

    The restatement of the 1996, 1995 and 1994 financial statements resulted in a change in the Company's foreign currency denominated intercompany accounts payable and accounts receivable balances. As a result, certain foreign currency transaction gains and losses realized due to fluctuation in the related asset and liability currency exchange rates were not offset by underlying gains and losses on forward foreign currency exchange contracts used to hedge those foreign currency exposures. The Company recorded net foreign currency transaction gains and (losses) of approximately $7.5 million, $(0.7) million, $0.1 million and $(0.5) million in 1997, 1996, 1995 and 1994, respectively, due to the restatement.

FORWARD CONTRACTS

                                                                        UNREALIZED
                                                       CONTRACT VALUE   GAIN/(LOSS)   FAIR VALUE
                                                       --------------  -------------  -----------
                                                                     (IN THOUSANDS)
AT DECEMBER 31, 1997
-----------------------------------------------------
Forward currency contracts sold:
  British Pound......................................   $     55,740     $      28     $     241
  Deutsche Mark......................................         17,050            13           (75)
  French Franc.......................................         14,139             9           (66)
  Italian Lira.......................................          3,901             4             4
  Spanish Peseta.....................................          3,166             1            (7)
  Swedish Krona......................................          1,682             2            (3)
  Other (individually less than $1 million)..........          2,090            41            47
                                                       --------------        -----         -----
Total................................................   $     97,768     $      98     $     141
                                                       --------------        -----         -----
                                                       --------------        -----         -----

Forward currency contracts purchased:
  Swiss Franc........................................   $      1,636     $      (1)    $      16
  Dutch Guilder......................................          1,096        --                 5
  Other (individually less than $1 million)..........          2,208            15            12
                                                       --------------        -----         -----
Total................................................   $      4,940     $      14     $      33
                                                       --------------        -----         -----
                                                       --------------        -----         -----
Grand Total..........................................   $    102,708     $     112     $     174
                                                       --------------        -----         -----
                                                       --------------        -----         -----

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 4--DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

                                                                        UNREALIZED
                                                       CONTRACT VALUE   GAIN/(LOSS)   FAIR VALUE
                                                       --------------  -------------  -----------
                                                                     (IN THOUSANDS)

AT DECEMBER 31, 1996
-----------------------------------------------------
Forward currency contracts sold:
  Deutsche Mark......................................   $     55,815     $     (24)    $     209
  Japanese Yen.......................................         41,384          (143)          329
  British Pound......................................         16,051           (12)          (42)
  French Franc.......................................          8,252        --                38
  Malaysian Ringgit..................................          5,914             1           (21)
  Taiwanese NT.......................................          5,609            (2)          (17)
  Italian Lira.......................................          4,555            (9)          (24)
  Singapore Dollar...................................          3,600            (8)            5
  Dutch Guilder......................................          3,558             1            19
  Swedish Krona......................................          2,246             1             8
  Swiss Franc........................................          1,622             1        --
  Portuguese Escudo..................................          1,574        --                (3)
  Other (individually less than $1 million)..........          2,240            (1)            1
                                                       --------------        -----         -----
Total................................................   $    152,420     $    (195)    $     502
                                                       --------------        -----         -----
                                                       --------------        -----         -----

Forward currency contracts purchased:
  British Pound......................................   $     10,501     $    (192)    $    (149)
  Deutsche Mark......................................          4,198             6           (16)
  Other (individually less than $1 million)..........          1,472            (7)          (10)
                                                       --------------        -----         -----
Total................................................   $     16,171     $    (193)    $    (175)
                                                       --------------        -----         -----
                                                       --------------        -----         -----
Grand Total..........................................   $    168,591     $    (388)    $     327
                                                       --------------        -----         -----
                                                       --------------        -----         -----

    While the contract amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts (arising from the possible inabilities of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits and monitoring procedures.

    As of December 31, 1997, other than foreign forward exchange contracts discussed immediately above, the Company does not currently invest in or hold any other derivative financial instruments.

NOTE 5--NET INCOME (LOSS) PER COMMON SHARE

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (FAS 128), "Earnings per Share." FAS 128 supersedes Accounting Principles Board Opinion No. 15 (APB 15), "Earnings per Share," and other related Interpretations and is effective for the periods ending after December 15, 1997. Under FAS 128, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 5--NET INCOME (LOSS) PER COMMON SHARE (CONTINUED) share includes the incremental shares issuable upon the assumed exercise of stock options, warrants, and convertible preferred stock, when the effect is dilutive. As required by FAS 128, all prior year net income (loss) per share amounts have been restated.

    The following table sets forth computation of basic and diluted net income
(loss) per common share:

                                                   1997            1996            1995
                                              --------------  --------------  --------------
                                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
Numerator:
  Net income (loss).........................  $     (356,867) $      (73,565) $       38,600
  Preferred stock dividends.................            (301)       --              --
  Value assigned to warrants................          (1,601)       --              --
                                              --------------  --------------  --------------
  Numerator for basic and diluted net income
    (loss) per common share.................  $     (358,769) $      (73,565) $       38,600
                                              --------------  --------------  --------------
Denominator:
  Denominator for basic net income (loss)
    per common share-- weighted-average
    shares..................................     151,907,041     149,310,000     145,062,000
  Effect of dilutive securities:
    Employee stock options..................        --              --             5,565,000
                                              --------------  --------------  --------------
  Denominator for diluted net income (loss)
    per common share--adjusted
    weighted-average shares and assumed
    conversions.............................     151,907,041     149,310,000     150,627,000
                                              --------------  --------------  --------------
                                              --------------  --------------  --------------
Basic net income (loss) per common share....  $        (2.36) $        (0.49) $         0.27
Diluted net income (loss) per common
  share.....................................  $        (2.36) $        (0.49) $         0.26
                                              --------------  --------------  --------------
                                              --------------  --------------  --------------

    Weighted average employee stock options to acquire 4,776,124 and 6,263,000 were outstanding in fiscal 1997 and 1996, respectively, but were not included in the computation of diluted earnings per share because the effect was antidilutive. In addition, at December 31, 1997, 8,341,238 shares of convertible preferred stock were also excluded from the computation of diluted earnings per share because the effect was antidilutive. See Notes 6 and 7.

NOTE 6--PREFERRED STOCK

    In August 1997, the Company sold 160,000 shares of newly issued Series A Convertible Preferred Stock, face value $250 per share, which shares are generally not entitled to vote on corporate matters, to a private investor for aggregate net proceeds of $37.6 million and issued a warrant to the same investor to purchase up to an additional 140,000 shares of Series A Convertible Preferred Stock at an aggregate purchase price of up to $35 million. In November 1997, the Company canceled the Series A Convertible Preferred Stock in exchange for the same number of shares of a substantially identical Series A-1

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 6--PREFERRED STOCK (CONTINUED)
Convertible Stock (the "A-1 Preferred") issued to the same investor, with a corresponding change to the warrant shares. The warrant may be exercised from August 13, 1997 through April 15, 1999.

    The Series A-1 Preferred shares are convertible into common shares at any time, at the holder's option, at a per share price equal to 101% of the average price of the Company's common stock for the 30 days ending five trading days prior to conversion, but not greater than the lesser of (i) 105% of the common stock's average price of the first five trading days of such thirty day period, or (ii) $12 per share. If not converted prior, the A-1 Preferred will automatically convert into common shares eighteen months after their issuance, subject to extension of the automatic conversion date in certain defined circumstances of default. However, if at the time of conversion, the aggregate number of shares of common stock already issued and to be issued as a result of the conversion of the shares of the Series A-1 Convertible Preferred Stock were to exceed 19.9% of the total number of shares of then outstanding common stock, then such excess does not convert unless or until stockholder approval is obtained.

    The mandatory redemption provisions of the new A-1 Preferred differ from the Series A Convertible Preferred Stock. The redemption provisions in the A-1 Preferred effectively preclude the Company from having to redeem the preferred stock except by actions solely within its control. Accordingly, the Consolidated Balance Sheet reflects the A-1 Preferred under stockholder's equity. On February 13, 1998, the Series A-1 convertible preferred stockholders exercised their conversion privileges. See Note 17-- Subsequent Events.

    In November 1997, the Company sold 50,000 shares of newly issued Series B Convertible Preferred Stock ("Series B Preferred"), face value $1,000 per share, which shares are generally not entitled to vote on corporate matters, to private investors for aggregate proceeds of $50.0 million (excluding a $1.0 million fee paid to a financial advisor of the Company). In connection with the sale, the Company also agreed to issue a warrant to such investors upon conversion of such Series B Preferred to purchase 20% of the shares of Common Stock but no less than 1,500,000 shares at a per share exercise price which is presently indeterminable and will depend on the trading price of the Common Stock of the Company in the period prior to the conversion of the Series B Preferred. The Company also agreed to issue additional warrants to purchase up to an aggregate of 200,000 shares at a per share exercise price which is presently indeterminable and will depend on the trading price of the Common Stock of the Company in the period prior to the conversion of the Series B Preferred. The Series B Preferred is convertible at the election of the holder into shares of Common Stock beginning six months after issuance, and upon the occurrence of certain events, including a merger. The Series B Preferred will automatically convert into Common Stock three years following the date of its issuance. Each Series B Preferred share is convertible into the number of shares of Common Stock at a per share price equal to the lowest of (i) the average of the closing prices for the Common Stock for the 22 days immediately prior to the 180th day following the initial issuance date, (ii) 101% of the average closing price for the 22 trading days prior to the date of actual conversions, or (iii) 101% of the lowest closing price for the Common Stock during the five trading days immediately prior to the date of actual conversion. The conversion price of the Series B Preferred is subject to modification and adjustment upon the occurrence of certain events. The Series B Preferred accrues cumulative dividends at an annual rate of 5% of per share face value. The dividend is generally payable upon the conversion or redemption of the Series B Preferred, and may be paid in cash or, at the holder's election, in shares of Common Stock. The Series B is junior to the Company's outstanding Series A-1 Preferred in respect to the right to receive dividend payments and liquidation preferences.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 6--PREFERRED STOCK (CONTINUED)
    The Company reserved 26.0 million shares of Common Stock for issuance upon conversion of the A-1 Preferred (including shares of A-1 Preferred issuable upon exercise of the Series A-1 Warrant). Of those 26.0 million shares, the Company issued 12.8 million shares in February 1998 in connection with the conversion of 220,000 shares of A-1 Preferred (see Note 17). The Company has reserved 22.8 million shares of Common Stock for issuance upon conversion of the Series B Preferred and upon exercise of the Series B Warrants.

    The fair value of the warrants issued in connection with the A-1 Preferred and Series B Preferred are deemed to be a discount to the conversion price of the respective equity instruments available to the preferred stockholders. The discounts are being recognized as a return to the preferred stockholders (similar to a dividend) over the minimum period during which the preferred stockholders can realize this return, immediate for the A-1 Preferred and six months for the Series B Preferred. The portion of the discount applicable to fiscal 1997 has been accreted to additional paid in capital (accumulated deficit) in the Company's December 31, 1997 financial statements and has been disclosed as a decrease in the amount available to common stockholders on the face of the statement of operations and for purposes of computing net income
(loss) per share. The fair value assigned to the warrants is based on an independent appraisal performed by a nationally recognized investment banking firm. The appraisal was completed utilizing the Black-Scholes valuation model. This model requires assumptions related to the remaining life of the warrant, the risk free interest rate at the time of issuance, stock volatility, and an illiquidity factor associated with the security. These assumptions and the values assigned to the Series A-1 and Series B Warrants were as follows:

                                          SERIES A-1                       SERIES B
                                ------------------------------  ------------------------------
Volatility....................               0.4                             0.6
Expected life.................            18 months                       24 months
Risk free interest rate.......               5.6%                            5.6%
Dividend yield................                0%                              0%
Illiquidity discount..........               33%                             33%
Exercise price................              $7.59                           $9.73
Assigned value................           $0.9 million                    $2.7 million

    In connection with the issuance of the Series B Convertible Preferred Stock in November 1997, the Company paid a fee of $1,000,000 for financial advisory services provided in connection with such financing. In addition, the Company issued 100,000 shares of its Common Stock, and also agreed to issue a warrant to purchase an additional 50,000 shares of the Company's Common Stock to the service provider in the event that, as of May 17, 1998, the trading price of the Company's Common Stock is less than $12.50 per share. Such warrant will be exercisable according to the same terms as the warrants issued in connection with the issuance of the Series B Convertible Preferred Stock.

NOTE 7--STOCK-BASED BENEFIT PLANS

OPTION PLANS

    Under the Company's 1986 Employee Stock Option Plan, options are granted at fair market value on the date of the grant. Options are generally exercisable in cumulative annual installments over three to five

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 7--STOCK-BASED BENEFIT PLANS (CONTINUED) years. Payment for shares purchased upon exercise of options may be by cash or, with Board approval, by full recourse promissory note or by exchange of shares of the Company's common stock at fair market value on the exercise date. Unissued options under the 1986 Plan expired on July 29, 1996, which was 10 years after adoption of the plan.

    Additionally, 1,600,000 shares were authorized for issuance under the 1989 Outside Directors Stock Option Plan, whereby non-employee directors are automatically granted non-qualified stock options upon election or re-election to the Board of Directors. At December 31, 1997, 645,000 shares were available for grant under this Plan.

    In April 1994, the Company adopted the 1994 Stock Option and Award Plan; 8,000,000 shares were authorized for grant under this Plan. Options can be granted to employees on terms substantially equivalent to those described above. The 1994 Stock Option and Award Plan also allows the Company to award performance shares of the Company's common stock to be paid to recipients on the achievement of certain performance goals set with respect to each recipient. In May 1997, the Company's stockholders approved an additional 8,000,000 shares to be reserved for issuance under the Company's 1994 Stock Option and Award Plan. At December 31, 1997, 4,009,476 shares were available for grant under this Plan.

    In July 1997, the Company's Board of Directors approved a resolution authorizing the grant of a maximum of 500,000 non-statutory stock options to executives and other employees, as determined by the Board, under the newly created 1997 Non-Statutory Stock Option Plan ("the 1997 Stock Plan"). The authorization of such shares for grant under the 1997 Stock Plan is not subject to stockholder approval. Terms of each option are determined by the Board or committee delegated such duties by the Board. Concurrent with the authorization of the 1997 Stock Plan, the Board granted the Company's current chief executive officer 500,000 options to purchase the Company's common stock thereunder. Such options vest ratably over five years beginning with the first anniversary of the date of grant.

    In September 1997, the Company's Board of Directors authorized the repricing of outstanding options to purchase Common Stock under the Company's stock option plans. Employees were eligible to participate only if they remained actively employed at the effective date of the repricing and were only permitted to exchange options granted and outstanding prior to May 1, 1997. The repricing/option exchange was effective November 21, 1997 (the "Repricing Effective Date"). The repricing program offered eligible employees the opportunity to exchange eligible outstanding options with exercise prices in excess of the closing sales price of the Company's Common Stock on the Repricing Effective Date for a new option with an exercise price equal to such price. Other than the exercise price, each new option issued upon exchange has terms substantially equivalent to the surrendered option, including the number of shares, vesting terms and expiration except that options issued in connection with the exchange may not be exercised for a period of one year from the Repricing Effective Date. In addition, officers of the Company participating in the option exchange were required to forfeit 20% of the shares subject to each option being surrendered. The exercise price for repriced options was $7.1563, the closing sales price of the Company's Common Stock on the Repricing Effective Date.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 7--STOCK-BASED BENEFIT PLANS (CONTINUED)
    Following is a summary of activity for all stock option plans for the three years ended December 31, 1997:

                                                                 NUMBER           OPTIONS
                                                                OF SHARES     PRICE PER SHARE
                                                              -------------  -----------------
Outstanding at December 31, 1994............................     15,013,772  $  0.06 to $14.44
Options granted and assumed.................................      5,456,927     0.19 to  34.00
Options exercised...........................................     (3,852,697)    0.19 to  13.88
Options canceled............................................       (864,920)    0.06 to  32.75
                                                              -------------  -----------------
Outstanding at December 31, 1995............................     15,753,082  $  0.06 to $34.00

                                                                                   WEIGHTED
                                                                                   AVERAGE
                                                                                    PRICE
                                                                                 ------------
Options granted and assumed.....................................      5,850,225   $  24.3456
Options exercised...............................................     (2,927,260)      4.6069
Options canceled................................................     (1,561,800)     17.1483
                                                                  -------------  ------------
Outstanding at December 31, 1996................................     17,114,247   $  13.4495
Options granted and assumed.....................................     13,137,338       8.5926
Options exercised...............................................     (1,132,484)      2.9266
Options canceled................................................    (10,008,150)     18.8573
                                                                  -------------  ------------
Outstanding at December 31, 1997................................     19,110,951   $   7.9906
                                                                  -------------  ------------
                                                                  -------------  ------------

    The following table summarizes information about options outstanding at December 31, 1997:

                                                OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                               -----------------------------------------------------  ------------------------------
                                                                                         NUMBER
                                                       WEIGHTED          WEIGHTED      EXERCISABLE      WEIGHTED
                                    NUMBER              AVERAGE           AVERAGE          AT            AVERAGE
                                OUTSTANDING AT         REMAINING         EXERCISE     DECEMBER 31,      EXERCISE
RANGE OF EXERCISE PRICES       DECEMBER 31, 1997   CONTRACTUAL LIFE        PRICE          1997            PRICE
-----------------------------  -----------------  -------------------  -------------  -------------  ---------------
$0.2000-$0.3900..............         843,276               7.19         $  0.2927        843,275       $  0.2927
$0.4844-$1.7800..............         942,176               2.40         $  0.7486        942,176       $  0.7486
$1.8906-$4.2188..............       1,711,539               4.35         $  3.6708      1,707,139       $  3.6696
$4.2500-$7.1563..............       5,531,029               8.43         $  7.0768         58,728       $  5.6288
$7.2500-$7.5000..............       1,350,140               7.19         $  7.4560        845,890       $  7.4929
$7.5625-$8.6250..............       1,577,025               5.34         $  8.6010      1,541,875       $  8.6050
$8.6875-$9.7813..............       4,148,565               9.33         $  9.0885        158,500       $  9.7069
$9.9063-$18.2500.............       2,438,057               8.61         $ 12.7550        779,961       $ 16.1924
$18.5625-$24.5000............         489,921               8.24         $ 23.4102        342,310       $ 23.4008
$24.6250-$34.2500............          79,223               7.97         $ 30.4673         67,723       $ 30.6235
                               -----------------             ---       -------------  -------------  ---------------
$0.2000-$34.2500.............      19,110,951               7.58         $  7.9906      7,287,577       $  7.0538
                               -----------------             ---       -------------  -------------  ---------------
                               -----------------             ---       -------------  -------------  ---------------

    In connection with all stock option plans, 23,765,427 shares of Common Stock were reserved for issuance as of December 31, 1997, and 7,287,577 options were exercisable. At December 31, 1996, 18,750,708 shares of common stock were reserved for issuance, and 7,988,176 options were exercisable.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 7--STOCK-BASED BENEFIT PLANS (CONTINUED)
EMPLOYEE STOCK PURCHASE PLAN

    The Company also has a qualified Employee Stock Purchase Plan (ESPP) under which 7,600,000 shares of common stock, in the aggregate, have been authorized for issuance. Under the terms of the Plan, employees may contribute, through payroll deductions, up to 10 percent of their base pay and purchase up to 500 shares per quarter (with the limitation of purchases of $25,000 annually in fair market value of the shares). Employees may elect to withdraw from the Plan during any quarter and have their contributions for the period returned to them. Also, employees may elect to reduce the rate of contribution one time in each quarter. The price at which employees may purchase shares is 85 percent of the lower of the fair market value of the stock at the beginning or end of the quarter. The Plan is qualified under Section 423 of the Internal Revenue Code of 1986, as amended. During 1997, 1996 and 1995 the Company issued 573,343 shares, 616,128 shares and 347,743 shares, respectively, under this Plan. The Plan was terminated on July 1, 1997, which was 10 years after the offering date for the Plan's first offering period.

    In May 1997, the Company's stockholders approved the 1997 Employee Stock Purchase Plan (the "1997 ESPP"). The Company has reserved 4,000,000 shares of Common Stock for issuance under the 1997 ESPP. The 1997 ESPP permits participants to purchase Common Stock through payroll deductions of up to 15 percent of an employee's compensation, including commissions, overtime, bonuses and other incentive compensation. The price of Common Stock purchased under the 1997 ESPP is equal to 85 percent of the lower of the fair market value of the Common Stock at the beginning or at the end of each quarter in which an eligible employee participates. The Plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. As of December 31, 1997, the Company has not issued any shares of Common Stock under the 1997 ESPP.

STOCK-BASED COMPENSATION

    As permitted under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FASB 123), the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

    Pro forma information regarding the net income (loss) and earnings per share
(loss) is required by FASB 123 for awards granted or modified after December 31, 1994 as if the Company had accounted for its stock based awards to employees under the fair value method of FASB 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model.

    The fair value of the Company's stock-based awards was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                                   OPTIONS                              ESPP
                                                      ---------------------------------  ----------------------------------
                                                        1997        1996        1995        1997        1996        1995
                                                      ---------  ----------  ----------  ----------  ----------  ----------
Expected life (years)...............................  4.5 years   4.5 years   4.5 years   .25 years   .25 years   .25 years
Expected volatility (percent).......................      .7900  .5822-.6327 .5642-.6239 .5066-.8954 .5765-.9662 .4170-.7295
Risk-free interest rate (percent)...................       5.71   5.20-6.09   5.82-7.72   5.23-5.40   5.01-5.85   5.49-6.07

    For pro forma purposes, the estimated fair value of the Company's stock based awards is amortized over the award's vesting period (for options) and the three month purchase period (for stock purchases

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 7--STOCK-BASED BENEFIT PLANS (CONTINUED) under the ESPP). The Company's pro forma information follows (in thousands except for per share information):

                                                                                       1997       1996       1995
                                                                                     ---------  ---------  ---------

Net income (loss).....................................................  As reported  $(358,769) $ (73,565) $  38,600
                                                                          Pro forma   (387,594)   (94,196)    28,652

Net income (loss) per share:

  Basic...............................................................  As reported  $   (2.36) $   (0.49) $    0.27
                                                                          Pro forma      (2.55)     (0.63)      0.20

  Diluted.............................................................  As reported  $   (2.36) $   (0.49) $    0.26
                                                                          Pro forma      (2.55)     (0.63)      0.19

    Calculated under FASB 123, the weighted-average fair value of the options granted during fiscal 1997, 1996 and 1995 was $5.26, $13.04 and $10.39 per share, respectively. The weighted average fair value of employee stock purchase rights granted under the ESPP during 1997, 1996 and 1995 were $3.83, $7.47 and $5.27, respectively.

401(K) PLAN

    The Company has a 401(k) plan covering substantially all of its U.S. employees. Under this plan, participating employees may defer up to 15 percent of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limits. In fiscal 1997, the Company matched 50 percent of each employee's contribution up to a maximum of $2,000. The Company's matching contributions to this 401(k) plan for 1997, 1996 and 1995 were $4.2 million, $3.8 million and $2.5 million, respectively.

NOTE 8--COMMITMENTS

    The Company leases certain computer and office equipment under capital leases having terms of three-to-five years. Amounts capitalized for such leases are included on the consolidated balance sheets as follows:

                                                                   DECEMBER 31,   DECEMBER 31,
                                                                       1997           1996
                                                                   -------------  ------------
                                                                         (IN THOUSANDS)
Computer equipment...............................................    $   6,939     $    8,825
Office equipment.................................................          349          2,474
                                                                        ------    ------------
                                                                         7,288         11,299
                                                                         1,489          8,985
                                                                        ------    ------------
Less: accumulated amortization...................................    $   5,799     $    2,314
                                                                        ------    ------------
                                                                        ------    ------------

    During fiscal 1997, 1996 and 1995, the Company financed approximately $10.5 million, $1.8 million and $1.7 million, respectively, of equipment purchases under capital lease arrangements. Amortization with respect to leased equipment is included in depreciation expense.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 8--COMMITMENTS (CONTINUED)
    The Company leases certain of its office facilities and equipment under non-cancelable operating leases and total rent expense was $34.7 million, $42.4 million and $19.7 million in 1997, 1996 and 1995, respectively.

    In November 1996, the Company leased approximately 200,000 square feet of office space in Santa Clara, California. The lease term is for fifteen years and minimum lease payments amount to $96.0 million over the term. The minimum lease payments increase within a contractual range based on changes in the Consumer Price Index. In the fourth quarter of 1997, the Company assigned the lease to an unrelated third party. The Company remains contingently liable for minimum lease payments under this assignment.

    Future minimum payments, by year and in the aggregate, under the capital and non-cancelable operating leases as of December 31, 1997, are as follows:

                                                                                NON-CANCELABLE
                                                                      CAPITAL     OPERATING
                      YEAR ENDING DECEMBER 31                         LEASES        LEASES
-------------------------------------------------------------------  ---------  --------------
                                                                          (IN THOUSANDS)
1998...............................................................  $   4,838    $   34,329
1999...............................................................      3,904        26,944
2000...............................................................      1,887        21,430
2001...............................................................     --            17,427
2002...............................................................     --            12,875
Thereafter.........................................................     --             4,364
                                                                     ---------  --------------
Total payments.....................................................     10,629    $  117,369
                                                                                --------------
                                                                                --------------
Less: amount representing interest.................................      1,185
                                                                     ---------
Present value of minimum lease payments............................      9,444
Less current portion...............................................      3,627
                                                                     ---------
                                                                     $   5,817
                                                                     ---------
                                                                     ---------

    As of December 31, 1997, the Company was contractually obligated to purchase approximately $4.4 million of various computer equipment.

    The Company has several active software development and service provider contracts with third-party technology providers. These agreements contain financial commitments by the Company of $15.1 million, $11.4 million, $10.4 million, $7.3 million and $3.5 million in fiscal 1998, 1999, 2000, 2001 and 2002, respectively.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 9--GEOGRAPHIC INFORMATION

    Net revenues, operating income, and identifiable assets for the Company's North American, European, Asia/Pacific and Latin American operations are summarized below by year:

                                                                                         LATIN
                                              NORTH AMERICA     EUROPE    ASIA/PACIFIC  AMERICA   ELIMINATIONS    TOTAL
                                              --------------  ----------  -----------  ---------  ------------  ----------
                                                                             (IN THOUSANDS)
1997:
  Net revenues..............................   $    358,532   $  220,654   $  81,129   $  50,064   $  (46,487)  $  663,892
  Operating income (loss)...................       (227,783)     (78,005)    (49,067)      3,541       (4,428)    (355,742)
  Identifiable assets.......................        555,476      130,174      61,875      38,948     (223,229)     563,244
1996:
  Net revenues..............................   $    413,604   $  233,224   $  93,622   $  50,829   $  (56,741)  $  734,538
  Operating income (loss)...................        (35,276)     (20,520)    (11,576)      4,693        1,353      (61,326)
  Identifiable assets.......................        734,852      218,196     101,203      44,803     (217,058)     881,996
1995:
  Net revenues..............................   $    367,373   $  201,762   $  80,667   $  39,549   $  (52,804)  $  636,547
  Operating income (loss)...................         70,971         (537)     (3,005)      2,045         (749)      68,725
  Identifiable assets.......................        579,306      216,530      85,158      25,618     (224,699)     681,913

    Sales and transfers between geographic areas are accounted for at prices which the Company believes are arm's length prices, and which in general are in accordance with the rules and regulations of the respective governing tax authorities.

    Export revenues consisting of sales from the Company's U.S. operating subsidiary to non-affiliated customers were as follows:

                                                                  1997       1996       1995
                                                                ---------  ---------  ---------
                                                                        (IN THOUSANDS)
Canada........................................................  $   2,033  $   7,521  $   6,299
Latin America.................................................      4,494      6,556      6,817
Asia/Pacific..................................................         11      3,391      5,887
Other.........................................................        364      3,437      1,301
                                                                ---------  ---------  ---------
Total.........................................................  $   6,902  $  20,905  $  20,304
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 10--INCOME TAXES

    The provision for income taxes applicable to income (loss) before income taxes consists of the following:

                                                                1997        1996        1995
                                                              ---------  ----------  ----------
                                                                       (IN THOUSANDS)
Currently payable:
  Federal...................................................  $  (2,264) $    1,540  $   40,582
  State.....................................................     --             565       6,463
  Foreign...................................................     10,415       6,216       9,325
                                                              ---------  ----------  ----------
                                                              $   8,151  $    8,321  $   56,370
                                                              ---------  ----------  ----------
                                                              ---------  ----------  ----------
Deferred:
  Federal...................................................  $  (3,857) $   (1,748) $  (13,747)
  State.....................................................       (189)     (2,983)     (1,204)
  Foreign...................................................      3,712       8,941      (9,325)
                                                              ---------  ----------  ----------
                                                                   (334)      4,210     (24,276)
                                                              ---------  ----------  ----------
                                                              $   7,817  $   12,531  $   32,094
                                                              ---------  ----------  ----------
                                                              ---------  ----------  ----------

    In 1996 and 1995, the Company recognized tax benefits related to stock option plans of $14.8 million and $21.3 million, respectively. Such benefits were recorded as an increase to additional paid-in capital. Income (loss) before income taxes consists of the following:

                                                              1997         1996        1995
                                                           -----------  ----------  ----------
                                                                     (IN THOUSANDS)
Domestic.................................................  $  (227,266) $  (26,510) $   83,937
Foreign..................................................     (121,784)    (34,524)    (13,243)
                                                           -----------  ----------  ----------
                                                           $  (349,050) $  (61,034) $   70,694
                                                           -----------  ----------  ----------
                                                           -----------  ----------  ----------

    The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes. The sources and tax effects of the differences are as follows:

                                                                  1997                    1996                     1995
                                                         ----------------------  ----------------------  ------------------------
                                                          AMOUNT      PERCENT     AMOUNT      PERCENT      AMOUNT       PERCENT
                                                         ---------  -----------  ---------  -----------  -----------  -----------

                                                                                      (IN THOUSANDS)
Computed tax at federal statutory rate.................  $(122,167)      (35.0)% $ (21,362)      (35.0)%  $  24,743         35.0%
Valuation allowance....................................    116,978        33.5%     41,192        67.5%       4,239          6.0%
Research and development credits.......................     --          --          (1,457)       (2.4)%       (935)        (1.3)%
State income taxes, net of federal tax benefit.........     --          --          (1,572)       (2.6)%      3,418          4.8%
Foreign taxes..........................................     10,415         3.0%     --          --           --           --
Other, net.............................................      2,591         0.7%     (4,270)       (7.0)%        629          0.9%
                                                         ---------       -----   ---------       -----   -----------         ---
                                                         $   7,817         2.2%  $  12,531        20.5%   $  32,094         45.4%
                                                         ---------       -----   ---------       -----   -----------         ---
                                                         ---------       -----   ---------       -----   -----------         ---

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 10--INCOME TAXES (CONTINUED)
    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows:

                                                                          1997         1996
                                                                       -----------  ----------
                                                                           (IN THOUSANDS)
DEFERRED TAX ASSETS:
Reserves and accrued expenses........................................  $    13,457  $    7,703
Deferred revenue.....................................................       34,786      33,875
Foreign net operating loss carryforwards.............................       77,149      38,067
Domestic net operating loss carryforwards............................       93,003       9,800
Foreign taxes in excess of taxes at U.S. rate........................        7,682       9,014
Valuation of investment portfolio under FAS 115......................          307      --
Other................................................................        1,632         555
                                                                       -----------  ----------
Total deferred tax assets............................................      228,016      99,014
Valuation allowance for deferred tax assets..........................     (178,353)    (46,339)
                                                                       -----------  ----------
Deferred tax assets, net of valuation allowance......................       49,663      52,675

DEFERRED TAX LIABILITIES:
Capitalized software.................................................       14,051      17,704
Revenue recognition..................................................        1,612       1,612
Valuation of investment portfolio FAS 115............................      --            6,454
                                                                       -----------  ----------
Total deferred tax liabilities.......................................       15,663      25,770
                                                                       -----------  ----------
Net deferred tax assets..............................................  $    34,000  $   26,905
                                                                       -----------  ----------
                                                                       -----------  ----------

    At December 31, 1997, the Company had approximately $220.4 million, $237.2 million and $159.3 million of foreign, federal and state net operating loss carryforwards. The foreign and state net operating loss carryovers expire at various dates beginning in 1999. The federal net operating loss carryovers expire at various dates beginning in 2007. Income taxes paid amounted to $11.3 million, $22.7 million and $18.6 million in 1997, 1996 and 1995, respectively. The valuation allowance for deferred tax assets increased by $132.0 million, $41.2 million and $4.2 million in 1997, 1996 and 1995, respectively.

NOTE 11--BUSINESS COMBINATIONS

    In February 1996, the Company acquired Illustra Information Technologies, Inc. (Illustra), a company that provides dynamic content management database software and tools for managing complex data in the Internet, multimedia/entertainment, financial services, earth sciences and other markets. Approximately 12.7 million shares of Informix common stock were issued to acquire all outstanding shares of Illustra common stock. An additional 2.3 million shares of Informix common stock were reserved for issuance in connection the assumption of Illustra's outstanding stock options and warrants. The transaction has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements for all prior periods presented have been restated to include the accounts and operations of Illustra as if the merger

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 11--BUSINESS COMBINATIONS (CONTINUED) was consummated at the beginning of the earliest period presented. Merger fees of approximately $5.9 million were recorded in the first quarter of 1996. The following table presents the separate operating results for Informix Corporation and Illustra for the periods prior to the acquisition date (because the operating results of Illustra for the period January 1, 1996 to the effective date of the merger were immaterial to the combined Company, for the purposes of this table an acquisition date of January 1, 1996 is assumed).

                                                                                     1995
                                                                                      (IN
                                                                                  THOUSANDS)
                                                                                 -------------
Income Statement
Net revenues
  Informix.....................................................................   $   631,313
  Illustra.....................................................................         5,234
                                                                                 -------------
  Combined.....................................................................   $   636,547
                                                                                 -------------
                                                                                 -------------
Net income (loss)
  Informix.....................................................................   $    46,289
  Illustra.....................................................................        (7,689)
                                                                                 -------------
  Combined.....................................................................   $    38,600
                                                                                 -------------
                                                                                 -------------

    In January 1995, the Company acquired a 90 percent interest in the database division of ASCII Corporation ("ASCII"), a distributor of its products in Japan. The Company acquired the remaining 10 percent interest in January 1996. The total purchase price, which consisted of cash and direct acquisition costs, was approximately $46.0 million, of which approximately $35.4 million exceeded the net tangible assets acquired. Intangible assets acquired included customer lists, sales and marketing workforce, business tradenames, and goodwill. These intangible assets are being amortized over seven years.

    In April 1995, the Company acquired an 80 percent interest in the database division of Daou Corporation ("Daou"), a distributor of its products in Korea. The Company acquired the remaining 20 percent interest in January 1997. The total purchase price, which consisted of cash and direct acquisition costs, was approximately $7.6 million, of which approximately $7.0 million exceeded the net tangible assets acquired. Intangible assets acquired included customer lists, sales and marketing workforce, business tradenames, and goodwill. These intangible assets are being amortized over seven years.

    In February 1997, the Company acquired all of the outstanding capital stock of CenterView Software, Inc. ("CenterView"), a privately-owned company which develops and sells software application development tools. The aggregate purchase price paid was approximately $8.7 million, which included cash plus direct costs of acquisition. The transaction has been accounted for as a purchase and, based on an independent appraisal of the assets acquired and liabilities assumed, the purchase price has been allocated to the net tangible and intangible assets acquired including developed software technology, acquired workforce, in-process technology, and goodwill. The in-process technology, which based on the independent appraisal has been valued at $7 million, had not, at the date of acquisition, reached technological feasibility and had no alternative future uses in other research and development projects. Consequently, its value was charged to operations in the period the acquisition was consummated (the first quarter of 1997). The remaining identifiable intangible assets are being amortized over three to five years.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 11--BUSINESS COMBINATIONS (CONTINUED)
    The operating results of these businesses have not been material in relation to those of the Company and are included in the Company's consolidated results of operations from the date of acquisition.

NOTE 12--LITIGATION

    Commencing in April 1997, a series of class action lawsuits purportedly by or on behalf of stockholders and a separate but related stockholder action were filed in the United States District Court for the Northern District of California. These actions name as defendants the Company, certain of its present and former officers and directors and, in some cases, its former independent accountants. The complaints allege various violations of the federal securities laws and seek unspecified but potentially significant damages. Similar actions were also filed in California state court and in Newfoundland, Canada.

    Stockholder derivative actions, purportedly on behalf of the Company and naming virtually the same individual defendants and the Company's independent accountants, were also filed, commencing in August 1997, in California state court. While these actions allege various violations of state law, any monetary judgments in these derivative actions would accrue to the benefit of the Company.

    Pursuant to Delaware law and certain indemnification agreements between the Company and each of its current and former officers and directors, the Company is obligated to indemnify its current and former officers and directors for certain liabilities arising from their employment with or service to the Company. This includes the costs of defending against the claims asserted in the above-referenced actions and any amounts paid in settlement or other disposition of such actions on behalf of these individuals. The Company's obligations do not permit or require it to provide such indemnification to any such individual who is adjudicated to be liable for fraudulent or criminal conduct. Although the Company has purchased directors' and officers' liability insurance to reimburse it for the costs of indemnification for its directors and officers, the coverage under its policies is limited. Moreover, although the directors' and officers' insurance coverage presumes that 100 percent of the costs incurred in defending claims asserted jointly against the Company and its current and former directors and officers are allocable to the individuals' defense, the Company does not have insurance to cover the costs of its own defense or to cover any liability for any claims asserted against it. The Company has not set aside any financial reserves relating to any of the above-referenced actions.

    The pending federal and state securities actions are in the early stages of discovery. Consequently, at this time it is not reasonably possible to estimate the damages, or the range of damages, that the Company might incur in connection with such actions.

    In addition, in July 1997, the Securities and Exchange Commission issued a formal order of investigation of the Company and certain unidentified individuals associated with the Company with respect to non-specified accounting matters, public disclosures and trading activity in the Company's securities. The Company is cooperating with the investigation and is providing all information subpoenaed by the Commission.

NOTE 13--NONRECURRING CHARGES

    In accordance with Financial Accounting Standards Board Statement No. 121 (FAS121), "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed of", the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 13--NONRECURRING CHARGES (CONTINUED) that the assets might be impaired and the estimated future undiscounted cash flows to be generated by those assets are less than the assets' carrying amounts. During the first quarter of 1997, the Company's Japanese subsidiary experienced a significant shortfall in business activity compared to historical levels. Accordingly, the Company evaluated the ongoing value of the subsidiary's long-lived assets (primarily computer and other equipment) and related goodwill. Based on this evaluation, the Company determined that the subsidiary's assets had been impaired and wrote them down by $30.5 million to their estimated fair values. Fair value was determined using estimated future discounted cash flows and/or resale market quotes as appropriate.

    In February 1997 the Company acquired CenterView Software (see Note 11) and, as a direct result, revised its database application tool business strategy to incorporate CenterView's developed technology and "Data Director" product. This revision to the tools business strategy significantly altered the Company's current and future marketing plans for its own NewEra family of application tools including projected future NewEra product revenues. As a result, the Company reevaluated the net realizable value of its NewEra products and found it to be significantly below the net balance of related capitalized software development costs. Accordingly, the Company recorded a charge during the first quarter 1997 of $14.7 million to reduce the carrying value of these capitalized product development costs to the revised estimated net realizable value of the NewEra products.

    In June and again in September 1997, the Company approved plans to restructure its operations to bring expenses in line with forecasted revenues. In connection with the restructurings, the Company substantially reduced its worldwide headcount and consolidated facilities and operations to improve efficiency. The following analysis sets forth the significant components of the restructuring reserve at December 31, 1997:

                                                           RESTRUCTURING   NON-CASH       CASH      ACCRUAL BALANCE AT
                                                              EXPENSE        COSTS      PAYMENTS     DECEMBER 31, 1997
                                                           -------------  -----------  -----------  -------------------
                                                                              (DOLLARS IN MILLIONS)
Severance and benefits...................................    $    21.9     $  --        $    19.5        $     2.4
Write-off of assets......................................         48.2          48.2       --               --
Facility charges.........................................         34.7           7.7          3.8             23.2
Other....................................................          3.4           2.2           .2              1.0
                                                                ------         -----        -----            -----
                                                             $   108.2     $    58.1    $    23.5        $    26.6
                                                                ------         -----        -----            -----
                                                                ------         -----        -----            -----

    Severance and related costs represented the reduction of approximately 670 employees, primarily sales and marketing personnel, on a worldwide basis. Temporary employees and contractors were also reduced. Write-off of assets include the write-off or write-down in carrying value of equipment as a result of the Company's decision to reduce the number of Information Superstores throughout the world, as well as the write-off of equipment associated with headcount reductions. The equipment subject to the write-offs and write-downs consists primarily of computer servers, workstations, and personal computers that will no longer be utilized in the Company's operations. These assets were written down to their fair value less cost to sell. The carrying value at December 31, 1997, of computer equipment included in the restructuring activities during the second and third quarters of 1997 and intended to be disposed of, is approximately $2.2 million. Facility charges included early termination costs associated with the closing of certain domestic and international sales offices.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 13--NONRECURRING CHARGES (CONTINUED)
    The total restructuring expense decreased by $1.2 million during the fourth quarter of 1997 primarily due to adjusting the original estimate of the loss to be incurred on the sale of land to the actual loss.

    The Company expects to complete most of the actions associated with its restructuring by the end of the second quarter of fiscal 1998.

NOTE 14--SENIOR SECURED CREDIT AGREEMENT

    In December 1997, the Company entered into a Senior Secured Credit Agreement with a syndicate of commercial banks, providing for a revolving credit facility of up to $75 million (the "Credit Facility"). The actual amount available under the Credit Facility, for either direct borrowings or issuances of letters of credit, is based on certain eligibility criteria. As a result, the aggregate amount available under the Credit Facility will vary from time to time based on the amount and eligibility of the Company's receivables. As of December 31, 1997, no borrowings were outstanding under the Credit Facility, the Company's net accounts receivable totaled $142 million and its borrowing base under the Credit Facility was $47 million. The term of the Credit Facility is two years and is secured by all of the assets of Informix Software and the capital stock of the Company's domestic subsidiaries. The availability of the Credit Facility is subject to the Company's compliance with certain covenants, including the following financial covenants requiring the Company to: (a) maintain a ratio of
1.25 to 1.00 in respect of the sum of cash and accounts receivable to the difference of current liabilities less deferred and unearned revenues, (b) maintain quarterly revenues of $150 million through June 1998 and $160 million thereafter, (c) maintain quarterly operating loss of no more than $10 million through the quarter ending March 31, 1998 and a quarterly operating profit of at least $10 million for the quarter ending June 30, 1998 and a quarterly operating profit of at least $15 million thereafter, (d) maintain, for the quarter ending June 30, 1998 and each quarter thereafter, a positive quarterly cash flow consisting of operating income which does not include any restated revenue resulting from the Company's November 1997 restatement of its financial statements, capitalized software costs, capital expenditures or cash outlays in respect of accrued expenses arising from restructuring charges (but which income figure does take into account depreciation and amortization expenses), (e) maintain an interest coverage ratio of 1.25 to 1.00 in respect of quarterly operating cash flow to interest expense plus scheduled amortization of debt, (f) refrain from making additional investments in fixed or capital assets, in any fiscal year, in excess of $15 million, plus any carry forward amount which carry forward amount cannot exceed $5 million and (g) refrain from entering into any merger, consolidation, reorganization or other transaction resulting in a fundamental change. At December 31, 1997, the Company was in compliance with all financial covenants under the Credit Facility.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 15--SUMMARY QUARTERLY INFORMATION (UNAUDITED)

                                   FIRST QUARTER         SECOND QUARTER (3)      THIRD QUARTER (3)       FOURTH QUARTER (3)
                               ----------------------  ----------------------  ----------------------  ----------------------
                               AS REPORTED  RESTATED   AS REPORTED  RESTATED   AS REPORTED  RESTATED   AS REPORTED  RESTATED
                               -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------

                                                            (IN THOUSANDS EXCEPT PER SHARE DATA)
Year ended December 31, 1997
  Net revenues...............   $ 133,664   $ 149,902   $ 182,012   $ 182,527   $ 149,911   $ 150,184   $ 181,152   $ 181,279
  Gross profit (2)...........      63,185      79,616     123,527     124,042      97,625      97,898     132,266     132,393
  Net income (loss) (1)(2)...    (140,107)   (144,161)   (111,377)     --        (110,523)     --           9,194      --
  Preferred stock dividend...      --          --          --          --          --          --            (301)     --
  Value assigned to
    warrants.................      --          --          --          --          --          --          (1,601)     --
                               -----------  ---------  -----------  ---------  -----------  ---------  -----------  ---------
  Net income (loss)
    applicable to common
    stockholders.............    (140,107)   (144,161)   (111,377)     --        (110,523)     --           7,292      --
  Net income (loss) per
    common share:
    Basic....................   $   (0.93)  $   (0.95)  $   (0.73)  $  --       $   (0.73)  $  --       $    0.05   $  --
    Diluted..................       (0.93)      (0.95)      (0.73)     --           (0.73)     --            0.04      --
Year ended December 31, 1996
  Net revenues...............   $ 204,021   $ 164,985   $ 226,282   $ 160,290   $ 238,180   $ 190,600   $ 270,828   $ 218,665
  Gross profit...............     160,584     121,758     178,474     113,041     189,003     141,619     218,342     166,486
  Net income (loss)..........      15,891     (15,377)     21,628     (34,083)     26,181     (17,095)     34,118      (7,010)
  Net income (loss) per
    share:
    Basic....................   $    0.11   $   (0.10)  $    0.15   $   (0.23)  $    0.17   $   (0.11)  $    0.23   $   (0.05)
    Diluted..................        0.10       (0.10)       0.14       (0.23)       0.17       (0.11)       0.22       (0.05)
Year ended December 31, 1995
  Net revenues...............   $ 148,037   $ 146,325   $ 164,068   $ 142,381   $ 182,701   $ 168,002   $ 219,413   $ 179,839
  Gross profit...............     121,839     120,343     134,042     112,432     150,183     137,668     178,396     136,971
  Net income (loss)..........      17,646      16,177      20,184      (2,731)     23,896       7,759      35,918      17,372
  Net income (loss) per
    share:
    Basic....................   $    0.12   $    0.11   $    0.14   $   (0.02)  $    0.16   $    0.05   $    0.24   $    0.12
    Diluted..................        0.12        0.11        0.14       (0.02)       0.16        0.05        0.23        0.11
Year ended December 31, 1994
  Net revenues...............   $  96,242   $  92,763   $ 106,214   $  96,217   $ 117,081   $ 111,428   $ 150,575   $ 151,561
  Gross profit...............      81,429      77,950      89,765      79,768      98,106      92,453     129,520     130,506
  Net income (loss)..........      11,540       8,922      12,210       4,686      15,446      11,191      22,752      23,494
  Net income (loss) per
    share:
    Basic....................   $    0.09   $    0.07   $    0.09   $    0.03   $    0.11   $    0.08   $    0.16   $    0.17
    Diluted..................        0.08        0.06        0.09        0.03        0.11        0.08        0.16        0.16

------------------------

(1) The Company recorded in the second quarter and again in the third quarter of 1997, restructuring charges of $59.6 million and $49.7 million, respectively. The total restructuring expense decreased by $1.2 million during the fourth quarter of 1997 primarily due to adjusting the original estimate of the loss to be incurred on the sale of land to the actual loss. (See Note 13)

(2) In the first quarter of 1997, the Company recorded a charge of $30.5 million to write down the carrying values of certain of its Japanese subsidiary's long-lived assets to their fair values. During the same quarter, the Company also recorded a charge of $14.7 million to write down the carrying value of capitalized software development costs for certain products to their net realizable values.

(3) The second, third and fourth quarters of fiscal 1997 were restated for the reclassification of interest expense on sold receivables to interest expense from net revenues.

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 16--RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (UNAUDITED)

    In 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition" as amended by Statement of Position 98-4 (SOP 98-4). The Company will be required to adopt the provisions of the SOPs' as of January 1, 1998. The adoption may, in certain circumstances, result in the deferral of software license revenues that would have been recognized upon delivery of the related software under preceding accounting standards. In response to these SOPs', the Company will likely change its business practices, and, consequently, the Company cannot quantify the effect the SOPs' will have on its operating results, financial position or cash flows.

    In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures About Segments of An Enterprise and Related Information (FAS No. 131). FAS No. 131 will require the Company to use the "management approach" in disclosing segment information. The statement is effective for the Company during 1998. The Company does not believe that the adoption of FAS No. 131 will have a material impact on the Company's results of operations, financial position or cash flows.

NOTE 17--SUBSEQUENT EVENTS (UNAUDITED)

    In December 1997, the Company's Board of Directors authorized a second option repricing to be effective January 9, 1998 (the "Second Repricing Effective Date") based upon the closing sales price of the Company's Common Stock as of the Second Repricing Effective Date. Under the terms of the second repricing, each employee, excluding officers and directors of the Company, could exchange any option outstanding as of May 1, 1997 for a new option with an exercise price equal to the closing sales price on the Second Repricing Effective Date. Options exchanged in the second repricing may not be exercised for a period of one year from the Second Repricing Effective Date. The exercise price for repriced options was $5.094, the closing sales price of the Company's Common Stock on the Repricing Effective Date.

    On February 13, 1998, the A-1 Preferred Stockholders exercised warrants to purchase 60,000 additional shares of A-1 Preferred at $250 per share for net proceeds to the Company of $14.1 million, and simultaneously converted 220,000 shares of A-1 Preferred into 12,769,908 shares of the Company's common stock.

    On June 10, 1998, a holder of the Series B Preferred Stock converted 500 shares of Series B Preferred into 80,008 shares of the Company's Common Stock. In connection with such conversion, the Company also issued such Series B Preferred Stockholder a warrant to purchase up to 66,000 shares of Common Stock at a purchase price of $7.84 per share. Also, during the quarter ended June 30, 1998, the Company issued a warrant pursuant to provisions of the Series B Preferred to purchase up to an additional 50,000 shares of Common Stock at a purchase price of $7.84 per share to a financial advisor of the Company because, as of May 15, 1998, the closing sales price of the Company's common stock was less than $12.50. Such warrant was issued in connection with services provided by such financial advisor related to the sale of shares of the Series B Preferred in November 1997.

    In July 1998, the Company adopted its 1998 Non-Statutory Option Plan under which it reserved 5,500,000 shares of its Common Stock for issuance to employees and consultants of the Company other than executive officers and directors.

    During September 1998, holders of the Series B Preferred Stock converted a total of 13,500 shares of Series B Preferred into 3,679,472 shares of the Company's Common Stock. In connection with such

                              INFORMIX CORPORATION

                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 17--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) conversions, the Company also issued such Series B Preferred Stockholders warrants to purchase up to 885,891 shares of Common Stock at a purchase price of $7.84 per share.


    In October 1998, the Company announced the signing of a definitive agreement (the "Agreement") to acquire Red Brick Systems, Inc. ("Red Brick"), a company that designs, develops, markets and supports data warehousing software. Under the terms of the agreement, each share of Red Brick common stock will be exchanged for 0.6 share of Informix common stock. The transaction will be accounted for as a purchase. The transaction is subject to the satisfaction of several conditions, including regulatory approval, the approval of Red Brick stockholders and completion of an independent audit of Red Brick's financial results for the first three quarters of 1998.



    Subsequent to September 30, 1998, holders of the Series B Preferred converted an additional 9,350 shares of Series B Preferred into 2,130,069 shares of common stock. In connection with such conversions, Informix also issued such Series B Preferred stockholders Warrants to purchase up to 426,010 shares of common stock at an exercise price of $7.84 per share and paid cash dividends in the amount of $442,863 to such stockholders.



    On November 25, 1998 the outstanding Series A-1 Warrant was exercised in full for 80,000 shares of Series A-1 Preferred, resulting in $20 million in net proceeds to Informix. Immediately following the exercise of this warrant, the holder of the shares of Series A-1 Preferred converted all 80,000 shares into 4,642,525 shares of Informix common stock.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
RED BRICK SYSTEMS, INC.


    We have audited the accompanying consolidated balance sheets of Red Brick Systems, Inc. as of September 30, 1998 and December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the nine months ended September 30, 1998 and for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Red Brick Systems, Inc. at September 30, 1998 and December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for the nine months ended September 30, 1998 and for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



    The accompanying financial statements have been prepared assuming that Red Brick Systems, Inc. will continue as a going concern. As more fully described in
Note 1, the Company has experienced a reduction in license revenues, incurred recurring operating losses and has used cash in operating activities of approximately $8.5 million for the nine months ended September 30, 1998 and will need additional financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the uncertainty.


                                                           /s/ ERNST & YOUNG LLP


San Jose, California
November 30, 1998

                            RED BRICK SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                 DECEMBER 31,
                                                                              SEPTEMBER 30,  ---------------------
                                                                                  1998          1997       1996
                                                                              -------------  ----------  ---------
                                                      ASSETS

Current assets:
  Cash and cash equivalents.................................................   $     7,357   $   12,358  $  14,552
  Short-term investments....................................................         9,775       14,551     20,599
  Accounts receivable, net of allowances of $1,477, $1,553 and $958 at
    September 30, 1998, December 31, 1997 and 1996, respectively............         6,443       12,291     13,106
  Prepaid expenses and other current assets.................................         1,238          955      1,213
  Deferred tax assets.......................................................            --           --        850
                                                                              -------------  ----------  ---------
    Total current assets....................................................        24,813       40,155     50,320
Property and equipment, net.................................................         3,734        2,677      2,693
Intangible assets, net......................................................           224          361         --
Deposits and other assets...................................................           399          372        205
Deferred tax assets.........................................................            --           --        150
                                                                              -------------  ----------  ---------
    Total assets............................................................   $    29,170   $   43,565  $  53,368
                                                                              -------------  ----------  ---------
                                                                              -------------  ----------  ---------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................................   $       353   $      518  $     316
  Accrued expenses..........................................................         3,378        3,719      2,565
  Accrued compensation......................................................         2,343        2,031      2,191
  Deferred revenue..........................................................         6,895        7,370      4,180
  Capital lease obligations due within one year.............................           163          385        760
                                                                              -------------  ----------  ---------
    Total current liabilities...............................................        13,132       14,023     10,012
Capital lease obligations...................................................            21           60        396
Minority interest...........................................................            --           --         36
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.0001 par value; 2,000 shares authorized; no shares
    outstanding.............................................................            --           --         --
  Common stock, $0.0001 par value; 50,000 shares authorized; 12,559, 12,233 and 11,346 shares issued and outstanding at September 30, 1998, December
    31, 1997 and 1996, respectively.........................................             1            1          1
  Additional paid-in capital................................................        57,562       56,055     51,570
  Accumulated deficit.......................................................       (41,536)     (26,530)    (8,507)
  Deferred compensation.....................................................            --           --        (36)
  Accumulated other comprehensive income....................................             4           26          4
                                                                              -------------  ----------  ---------
                                                                                    16,031       29,552     43,032
  Notes receivable from stockholders........................................           (14)         (70)      (108)
                                                                              -------------  ----------  ---------
    Total stockholders' equity..............................................        16,017       29,482     42,924
                                                                              -------------  ----------  ---------
    Total liabilities and stockholders' equity..............................   $    29,170   $   43,565  $  53,368
                                                                              -------------  ----------  ---------
                                                                              -------------  ----------  ---------


          See accompanying notes to Consolidated Financial Statements.

                            RED BRICK SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                                           -----------------------  --------------------------------
                                                                          1997
                                                              1998     -----------     1997       1996       1995
                                                           ----------               ----------  ---------  ---------
                                                                       (UNAUDITED)
Revenues:
  Software License.......................................  $   11,860   $  19,189   $   29,234  $  29,242  $  15,742
  Maintenance and service................................      13,296       9,434       14,081      6,793      4,863
                                                           ----------  -----------  ----------  ---------  ---------
    Total revenues.......................................      25,156      28,623       43,315     36,035     20,605
Cost of revenues:
  Software license.......................................       1,457       1,139        1,503      1,136        685
  Maintenance and service................................       7,616       6,164        8,438      3,357      1,615
                                                           ----------  -----------  ----------  ---------  ---------
    Total cost of revenues...............................       9,073       7,303        9,941      4,493      2,300
                                                           ----------  -----------  ----------  ---------  ---------
      Gross margin.......................................      16,083      21,320       33,374     31,542     18,305
Operating expenses:
  Sales and marketing....................................      19,061      19,813       26,955     20,410     11,011
  Research and development...............................       9,503       7,130        9,960      6,256      5,033
  General and administrative.............................       3,104       3,019        4,192      2,839      1,682
  In-process technology..................................          --      10,984       10,984        500         --
                                                           ----------  -----------  ----------  ---------  ---------
    Total operating expenses.............................      31,668      40,946       52,091     30,005     17,726
                                                           ----------  -----------  ----------  ---------  ---------
      Income (loss) from operations......................     (15,585)    (19,626)     (18,717)     1,537        579
Interest and other income (expense), net.................         992       1,398        1,767      1,509       (128)
                                                           ----------  -----------  ----------  ---------  ---------
  Income (loss) before provision for (benefit from)
    income taxes and minority interest...................     (14,593)    (18,228)     (16,950)     3,046        451
Provision for (benefit from) income taxes................         413         305        1,203       (687)       143
                                                           ----------  -----------  ----------  ---------  ---------
  Income (loss) before minority interest.................     (15,006)    (18,533)     (18,153)     3,733        308
Minority interest in net loss of consolidated
  subsidiary.............................................          --          96          130         85         --
                                                           ----------  -----------  ----------  ---------  ---------
  Net income (loss)......................................  $  (15,006)  $ (18,437)  $  (18,023) $   3,818  $     308
                                                           ----------  -----------  ----------  ---------  ---------
                                                           ----------  -----------  ----------  ---------  ---------
Basic earnings (loss) per share..........................  $    (1.20)  $   (1.61)  $    (1.55) $    0.37  $    0.22
                                                           ----------  -----------  ----------  ---------  ---------
                                                           ----------  -----------  ----------  ---------  ---------
Diluted earnings (loss) per share........................  $    (1.20)  $   (1.61)  $    (1.55) $    0.30  $    0.04
                                                           ----------  -----------  ----------  ---------  ---------
                                                           ----------  -----------  ----------  ---------  ---------
Shares used to compute basic earnings (loss) per share...      12,473      11,463       11,663     10,357      1,407
                                                           ----------  -----------  ----------  ---------  ---------
                                                           ----------  -----------  ----------  ---------  ---------
Shares used to compute diluted earnings (loss) per
  share..................................................      12,473      11,463       11,663     12,643      8,635
                                                           ----------  -----------  ----------  ---------  ---------
                                                           ----------  -----------  ----------  ---------  ---------



          See accompanying notes to Consolidated Financial Statements.

                            RED BRICK SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                      NINE MONTHS ENDED
                                                                        SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                                                    ----------------------  -------------------------------
                                                                                  1997
                                                                      1998     -----------    1997       1996       1995
                                                                    ---------               ---------  ---------  ---------
                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...............................................  $ (15,006)  $ (18,437)  $ (18,023) $   3,818  $     308
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Depreciation..................................................      1,461       1,269       1,692      1,433        857
    Amortization..................................................        137          --          45         --         --
    Deferred taxes................................................         --          --       1,000     (1,000)        --
    In-process technology.........................................         --      10,984      10,984         --         --
    Minority interest in subsidiary...............................         --         (36)        (36)        36         --
    Other.........................................................         --          --          --         --         36
    Changes in assets and liabilities:
      Accounts receivable.........................................      5,848       5,365         815     (7,595)    (2,871)
      Prepaid expenses and other current assets...................       (283)        418         258       (920)      (219)
      Accounts payable............................................       (165)        716         202       (342)       495
      Accrued expenses and compensation...........................        (29)        717         956      2,247      1,318
      Deferred revenue............................................       (475)        553       3,190      2,165        872
                                                                    ---------  -----------  ---------  ---------  ---------
          Net cash provided by (used in) operating activities.....     (8,512)      1,549       1,083       (158)       796
Cash flows from investing activities:
  Purchases of short-term investments.............................    (10,658)    (18,990)    (22,295)   (50,906)        --
  Proceeds from sales of short-term investments...................     15,434      25,978      28,343     30,307         --
  Acquisition of property and equipment...........................     (2,413)     (1,109)     (1,676)    (1,748)       (85)
  Acquisition of certain assets and technology....................         --      (9,543)     (9,543)        --         --
  Deposits and other assets.......................................        (27)        (96)       (167)       (10)       (27)
                                                                    ---------  -----------  ---------  ---------  ---------
            Net cash provided by (used in) investing activities...      2,336      (3,760)     (5,338)   (22,357)      (112)
Cash flows from financing activities:
  Proceeds from issuance of common stock, net of issuance costs...      1,507       2,662       2,712     35,300        320
  Principle payments on capital lease obligations.................       (366)       (555)       (711)    (1,271)      (713)
  Proceeds from notes receivable..................................         56          33          38         69         17
  Change in other accumulated comprehensive income................        (22)        (13)         22          4         --
  Other...........................................................         --          --          --        (33)       732
                                                                    ---------  -----------  ---------  ---------  ---------
            Net cash provided by financing activities.............      1,175       2,127       2,061     34,069        356
                                                                    ---------  -----------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents..............     (5,001)        (84)     (2,194)    11,554      1,040
Cash and cash equivalents at beginning of year....................     12,358      14,552      14,552      2,998      1,958
                                                                    ---------  -----------  ---------  ---------  ---------
Cash and cash equivalents at end of year..........................  $   7,357   $  14,468   $  12,358  $  14,552  $   2,998
                                                                    ---------  -----------  ---------  ---------  ---------
                                                                    ---------  -----------  ---------  ---------  ---------
SUPPLEMENTAL SCHEDULES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest........................................................  $      29   $      75   $      90  $     233  $     222
  Income taxes....................................................  $     137   $     143   $     163  $     114  $      54
SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES
Property and equipment acquired under capital lease financings....  $     105   $      --   $      --  $     385  $   1,082
Common stock issued in purchase of certain assets and
  technology......................................................  $      --   $   1,773   $   1,773  $      --  $      --



          See accompanying notes to Consolidated Financial Statements.

                            RED BRICK SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                 CONVERTIBLE PREFERRED
                                                                         STOCK                  COMMON STOCK          ADDITIONAL
                                                                ------------------------  ------------------------     PAID- IN
                                                                  SHARES       AMOUNT       SHARES       AMOUNT         CAPITAL
                                                                -----------  -----------  -----------  -----------  ---------------
Balance at December 31, 1994..................................       5,450    $       1        1,378    $      --      $  15,018
  Issuance of Common Stock....................................          --           --          220           --             70
  Exercise of stock options...................................          --           --        1,017           --            250
  Repurchase of common stock..................................          --           --          (59)          --            (12)
  Sale of preferred stock on exercise of warrants.............         413           --           --           --            859
  Deferred compensation.......................................          --           --           --           --             55
  Amortization of deferred compensation.......................          --           --           --           --             --
  Issuance of common stock warrants in connection with the
    sale of note receivable...................................          --           --           --           --             30
  Note receivable payment.....................................          --           --           --           --             --
  Net income..................................................          --           --           --           --             --
                                                                -----------  -----------  -----------         ---        -------
Balance at December 31, 1995..................................       5,863            1        2,556           --         16,270
  Conversion of preferred stock to common stock...............      (5,863)          (1)       5,863            1             --
  Net exercise of warrants....................................          --           --          264           --             --
  Issuance of common stock, net of issuance costs.............          --           --        2,070           --         33,684
  Exercise of stock options, net of repurchases...............          --           --          217           --            244
  ESPP distribution...........................................          --           --           90           --          1,372
  Sale of common stock on exercise of warrants................          --           --          286           --             --
  Amortization of deferred compensation.......................          --           --           --           --             --
  Translation adjustment......................................          --           --           --           --             --
  Note receivable payment.....................................          --           --           --           --             --
  Net income..................................................          --           --           --           --             --
                                                                -----------  -----------  -----------         ---        -------
Balance at December 31, 1996..................................          --           --       11,346            1         51,570
  Exercise of stock options, net of repurchases...............          --           --          435           --            566
  ESPP distribution...........................................          --           --          214           --          2,146
  Issuance of common stock for purchase of technology.........          --           --          238           --          1,773
  Amortization of deferred compensation.......................          --           --           --           --             --
  Translation adjustment......................................          --           --           --           --             --
  Note receivable payment.....................................          --           --           --           --             --
  Net loss....................................................          --           --           --           --             --
                                                                -----------  -----------  -----------         ---        -------
Balance at December 31, 1997..................................          --           --       12,233            1         56,055
  Exercise of stock options, net of repurchases...............          --           --          130           --            578
  ESPP distribution...........................................          --           --          196           --            929
  Translation adjustment......................................          --           --           --           --             --
  Note receivable payment.....................................          --           --           --           --             --
  Net loss....................................................          --           --           --           --             --
                                                                -----------  -----------  -----------         ---        -------
Balance at September 30, 1998.................................          --    $      --       12,559    $       1      $  57,562
                                                                -----------  -----------  -----------         ---        -------
                                                                -----------  -----------  -----------         ---        -------


                                                                                                  ACCUMULATED
                                                                                                     OTHER              NOTES
                                                                ACCUMULATED      DEFERRED        COMPREHENSIVE     RECEIVABLE FROM
                                                                  DEFICIT      COMPENSATION         INCOME          STOCKHOLDERS
                                                                ------------  ---------------  -----------------  -----------------
Balance at December 31, 1994..................................   $  (12,633)     $      --         $      --          $    (124)
  Issuance of Common Stock....................................           --             --                --                (70)
  Exercise of stock options...................................           --             --                --                 --
  Repurchase of common stock..................................           --             --                --                 --
  Sale of preferred stock on exercise of warrants.............           --             --                --                 --
  Deferred compensation.......................................           --            (55)               --                 --
  Amortization of deferred compensation.......................           --              6                --                 --
  Issuance of common stock warrants in connection with the
    sale of note receivable...................................           --             --                --                 --
  Note receivable payment.....................................           --             --                --                 17
  Net income..................................................          308             --                --                 --
                                                                ------------        ------             -----             ------
Balance at December 31, 1995..................................      (12,325)           (49)               --               (177)
  Conversion of preferred stock to common stock...............           --             --                --                 --
  Net exercise of warrants....................................           --             --                --                 --
  Issuance of common stock, net of issuance costs.............           --             --                --                 --
  Exercise of stock options, net of repurchases...............           --             --                --                 --
  ESPP distribution...........................................           --             --                --                 --
  Sale of common stock on exercise of warrants................           --             --                --                 --
  Amortization of deferred compensation.......................           --             13                --                 --
  Translation adjustment......................................           --             --                 4                 --
  Note receivable payment.....................................           --             --                --                 69
  Net income..................................................        3,818             --                --                 --
                                                                ------------        ------             -----             ------
Balance at December 31, 1996..................................       (8,507)           (36)                4               (108)
  Exercise of stock options, net of repurchases...............           --             --                --                 --
  ESPP distribution...........................................           --             --                --                 --
  Issuance of common stock for purchase of technology.........           --             --                --                 --
  Amortization of deferred compensation.......................           --             36                --                 --
  Translation adjustment......................................           --             --                22                 --
  Note receivable payment.....................................           --             --                --                 38
  Net loss....................................................      (18,023)            --                --                 --
                                                                ------------        ------             -----             ------
Balance at December 31, 1997..................................      (26,530)            --                26                (70)
  Exercise of stock options, net of repurchases...............           --             --                --                 --
  ESPP distribution...........................................           --             --                --                 --
  Translation adjustment......................................           --             --               (22)                --
  Note receivable payment.....................................           --             --                --                 56
  Net loss....................................................      (15,006)            --                --                 --
                                                                ------------        ------             -----             ------
Balance at September 30, 1998.................................   $  (41,536)     $      --         $       4          $     (14)
                                                                ------------        ------             -----             ------
                                                                ------------        ------             -----             ------


                                                                    TOTAL
                                                                STOCKHOLDERS'
                                                                   EQUITY
                                                                -------------
Balance at December 31, 1994..................................    $   2,262
  Issuance of Common Stock....................................           --
  Exercise of stock options...................................          250
  Repurchase of common stock..................................          (12)
  Sale of preferred stock on exercise of warrants.............          859
  Deferred compensation.......................................           --
  Amortization of deferred compensation.......................            6
  Issuance of common stock warrants in connection with the
    sale of note receivable...................................           30
  Note receivable payment.....................................           17
  Net income..................................................          308
                                                                -------------
Balance at December 31, 1995..................................        3,720
  Conversion of preferred stock to common stock...............           --
  Net exercise of warrants....................................           --
  Issuance of common stock, net of issuance costs.............       33,684
  Exercise of stock options, net of repurchases...............          244
  ESPP distribution...........................................        1,372
  Sale of common stock on exercise of warrants................           --
  Amortization of deferred compensation.......................           13
  Translation adjustment......................................            4
  Note receivable payment.....................................           69
  Net income..................................................        3,818
                                                                -------------
Balance at December 31, 1996..................................       42,924
  Exercise of stock options, net of repurchases...............          566
  ESPP distribution...........................................        2,146
  Issuance of common stock for purchase of technology.........        1,773
  Amortization of deferred compensation.......................           36
  Translation adjustment......................................           22
  Note receivable payment.....................................           38
  Net loss....................................................      (18,023)
                                                                -------------
Balance at December 31, 1997..................................       29,482
  Exercise of stock options, net of repurchases...............          578
  ESPP distribution...........................................          929
  Translation adjustment......................................          (22)
  Note receivable payment.....................................           56
  Net loss....................................................      (15,006)
                                                                -------------
Balance at September 30, 1998.................................    $  16,017
                                                                -------------
                                                                -------------



          See accompanying notes to Consolidated Financial Statements.

                            RED BRICK SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION

    Red Brick Systems, Inc. (the Company), a Delaware corporation, was originally incorporated in California in July 1986. The Company designs, develops, markets and supports a high performance client/ server relational database management system and related software and services specifically designed for data warehouse applications.


    BASIS OF PRESENTATION



    The consolidated financial statements have been prepared on a going concern basis. The Company has experienced a reduction in license revenues, incurred recurring operating losses and has used cash in operating activities of approximately $8.5 million for the nine months ended September 30, 1998. Existing and prospective customers have raised concerns regarding the Company's stability and its ability to support its products. As a result, the Company has experienced delays in orders and corresponding reductions in revenue. In addition, revenues have decreased due to a decline in average selling prices. This decline resulted primarily from a shift in orders from higher priced Unix versions to lower priced Windows NT versions and increased competition. Furthermore, significant turnover within the sales organization has negatively impacted revenues. The Company's financial condition has also affected its ability to recruit and retain employees.



    Management currently believes that its current cash and investment balances, plus anticipated cash collections, are sufficient to fund operations through March 1999. While management has initiated spending controls in an effort to preserve its cash resources, the Company has refrained from curtailing significant portions of its operations in order to remain attractive to potential acquirors. The Company has recently entered into an agreement to merge with Informix Corporation ("Informix"). See also Note 12. If the merger is not consummated, management anticipates that the Company would shift its primary focus to the Japanese market where it has established a network of distributors which have made significant investments in marketing the Company's products. The Company expects that its revenues outside of Japan would be reduced and the Company would take action to reduce significantly its sales, marketing and administrative costs, principally through headcount reductions. Notwithstanding these changes, if the merger is not consummated, the Company will need to raise additional capital to fund continuing operations. The Company may not be able to increase revenues in Japan, reduce spending or raise capital on acceptable terms or at all. The Company's inability to increase revenues in Japan, reduce spending or raise capital would have a material adverse affect on the Company's financial condition and results of operations. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of the uncertainty.



    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, as well as Red Brick Systems Australasia Pty. Ltd. ("RBA") through September 16, 1998. All significant intercompany accounts and transactions have been eliminated.



    Certain prior period amounts have been reclassified to conform to the current period presentation.

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    USE OF ESTIMATES



    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates are related to the useful lives of fixed assets, allowances for doubtful accounts, other reserves, and income tax valuation allowances. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.



    INTERIM FINANCIAL INFORMATION



    The interim financial information for the nine months ended September 30, 1997 is unaudited, but in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the operating results.


    RED BRICK SYSTEMS AUSTRALASIA PTY. LTD.


    On July 1, 1996, the Company entered into an agreement with Productivity Software Group Limited ("PSG") to form a joint venture to distribute the Company's products and services in Australia and New Zealand. Prior to September 16, 1998, the Company owned approximately 50.1% of the voting stock of the joint venture and was consolidating this entity. The minority interest shown on the financial statements represents PSG's proportionate share in the net assets and operating activity of the Australian subsidiary. On September 16, 1998, the Company terminated the joint venture agreement between the Company and PSG, sold capital shares of RBA to PSG and entered into an International Distributor Agreement with RBA. The Company currently holds ordinary shares in RBA equivalent to approximately 10% of RBA's outstanding capital stock. Accordingly, as of September 16, 1998, the Company no longer consolidated the financial results of RBA.


    FOREIGN CURRENCY TRANSLATION


    The functional currency of the Company's wholly owned subsidiaries is the U.S. dollar. Subsidiary financial statements are remeasured into U.S. dollars for consolidation. Foreign currency translation gains and losses are included in other income (expense) and were immaterial for all periods presented. The functional currency of RBA was the Australian dollar. Translation gains or losses are shown as a component of stockholders' equity.


    CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS


    Management determines the appropriate classifications of debt securities at the time of purchase. All of the Company's debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, which approximates cost. The fair value of the Company's available for sale securities is based on quoted market prices at the balance sheet dates. For the nine months ended September 30, 1998 and for each of the years ended December 31, 1997 and 1996, unrealized gains or losses on such investments were not significant. Realized gains and losses and declines in value judged to be other-than-temporary on

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income.


    All cash equivalents, by contractual maturity, mature in three months or less. Short-term investments mature in three to fifteen months. The fair value of the Company's investments is summarized as follows:



                                                                             FAIR VALUE AT
                                                           FAIR VALUE AT      DECEMBER 31,
                                                           SEPTEMBER 30,  --------------------
                                                               1998         1997       1996
                                                           -------------  ---------  ---------
                                                                     (IN THOUSANDS)
Money market.............................................    $   2,167    $      37  $      52
Corporate bonds and notes................................        4,191        6,115     15,412
Commercial paper.........................................        2,306        5,757     12,195
Certificates of deposit..................................        4,000        3,001         --
Government debt securities...............................        3,600        8,211      4,200
International bond.......................................          204          999        750
                                                           -------------  ---------  ---------
    Total investments....................................    $  16,468    $  24,120  $  32,609
                                                           -------------  ---------  ---------
                                                           -------------  ---------  ---------


    The following is a reconciliation of the Company's investments to the balance sheet classifications:


                                                                             FAIR VALUE AT
                                                           FAIR VALUE AT      DECEMBER 31,
                                                           SEPTEMBER 30,  --------------------
                                                               1998         1997       1996
                                                           -------------  ---------  ---------
                                                                     (IN THOUSANDS)
Amounts included in cash and cash equivalents............    $   6,693    $   9,569  $  12,010
Short-term investments...................................        9,775       14,551     20,599
                                                           -------------  ---------  ---------
    Total investments....................................       16,468       24,120     32,609
Demand deposits..........................................          664        2,789      2,542
                                                           -------------  ---------  ---------
Total cash, cash equivalents, and short-term
  investments............................................    $  17,132    $  26,909  $  35,151
                                                           -------------  ---------  ---------
                                                           -------------  ---------  ---------



    At September 30, 1998, approximately $14.4 million of the investments were due in one year or less, with the remainder due in one year to fifteen months.


    DEPRECIATION AND AMORTIZATION

    Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Assets acquired under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases.

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INTANGIBLE ASSETS


    Intangible assets related to the technology purchase agreement with CMG Information Services, Inc. ("CMGI") and its subsidiary, Engage Technologies, Inc. ("Engage") in August 1997, include an assembled workforce and goodwill. The intangible assets are being amortized on a straight-line basis over periods ranging from 2 to 3 years. Accumulated amortization was approximately $182,000 and $45,000 at September 30, 1998 and December 31, 1997, respectively.


    REVENUE RECOGNITION


    Prior to 1998, the Company recognized revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 91-1, "Software Revenue Recognition." Revenue from product licensing and the portion of royalty revenues not subject to future obligations was generally recognized after execution of a licensing agreement and shipment of the product, provided that no significant vendor obligations remained and the resulting receivable was deemed collectible by management. Maintenance and service revenue included maintenance, training, and consulting. Maintenance revenue was recognized ratably over the term of the contract. Service revenues, primarily consulting and training, were recognized at the time the service was performed. Revenue under software development agreements was recognized using the percentage-of-completion method based on the ratio that incurred costs bear to total estimated costs.



    In October 1997, the American Institute of Certified Public Accountants issued Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"), which superseded SOP 91-1 and provides guidance on generally accepted accounting principles for recognizing revenue on software transactions. SOP 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. Under SOP 97-2, the determination of fair value is based on objective evidence which is specific to the vendor. If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered. SOP 97-2 was amended in February 1998 by Statement of Position 98-4 ("SOP 98-4") "Deferral of the Effective Date of a Provision of SOP 97-2" which deferred for one year the specification of what was considered vendor specific objective evidence of fair value for the various elements in a multiple element arrangement. The Company has adopted the provisions of these SOPs as of January 1, 1998.


    WARRANTY

    The Company provides for the costs of warranty when specific problems are identified. The Company has not experienced significant warranty claims to date.

    SOFTWARE DEVELOPMENT COSTS

    Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("FAS 86"). Under the standard, capitalization of software development costs

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

begins upon the establishment of technological feasibility, subject to net realizable value considerations. In the Company's case, capitalization would begin upon completion of a working model as the Company does not prepare detail program designs as part of the development process. From inception to date, such capitalizable costs have been insignificant. Accordingly, the Company has charged all such costs to research and development expenses in the accompanying statements of operations.


    ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock-based awards because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123") requires use of option valuation models that were not developed for use in valuing employee stock-based awards. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

    ADVERTISING COSTS


    The Company expenses advertising costs as they are incurred. Advertising expenses for the nine months ended September 30, 1998 and the years ended December 31, 1997, 1996 and 1995 were $312,000, $1,164,000, $668,000, and
$349,000, respectively.


    EARNINGS (LOSS) PER SHARE

    In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share" ("FAS 128"). FAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Also in 1997, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 ("SAB 98"). SAB 98 affected the treatment of certain stock and warrants ("cheap stock") issued within a one-year period prior to an initial public offering. Earnings (loss) per share amounts for all periods have been presented and where appropriate, restated to conform to the FAS 128 and SAB No. 98 requirements.

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth the computation of basic and diluted earnings
(loss) per share.


                                                            FOR THE NINE MONTHS
                                                            ENDED SEPTEMBER 30,    FOR THE YEAR ENDED DECEMBER 31,
                                                           ----------------------  --------------------------------
                                                              1998        1997        1997       1996       1995
                                                           ----------  ----------  ----------  ---------  ---------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator:
  Net Income (loss)......................................  $  (15,006) $  (18,437) $  (18,023) $   3,818  $     308
                                                           ----------  ----------  ----------  ---------  ---------
                                                           ----------  ----------  ----------  ---------  ---------
Denominator:
  Weighted average common shares outstanding.............      12,473      11,463      11,663     10,357      1,407
                                                           ----------  ----------  ----------  ---------  ---------
  Denominator for basic earnings (loss) per share........      12,473      11,463      11,663     10,357      1,407
Effect of dilutive securities:
  Employee stock options and warrants....................          --          --          --      1,644        979
  Convertible preferred stock............................          --          --          --        337      5,450
  Unvested outstanding shares............................          --          --          --        305        799
                                                           ----------  ----------  ----------  ---------  ---------
Dilutive potential common shares.........................          --          --          --      2,286      7,228
                                                           ----------  ----------  ----------  ---------  ---------
Denominator of diluted earnings (loss) per share--
  adjusted weighted-average shares and assumed
  conversions............................................      12,473      11,463      11,663     12,643      8,635
                                                           ----------  ----------  ----------  ---------  ---------
                                                           ----------  ----------  ----------  ---------  ---------
Basic earnings (loss) per share..........................  $    (1.20) $    (1.61) $    (1.55) $    0.37  $    0.22
                                                           ----------  ----------  ----------  ---------  ---------
                                                           ----------  ----------  ----------  ---------  ---------
Diluted earnings (loss) per share........................  $    (1.20) $    (1.61) $    (1.55) $    0.30  $    0.04
                                                           ----------  ----------  ----------  ---------  ---------
                                                           ----------  ----------  ----------  ---------  ---------


    For additional disclosures regarding the outstanding preferred stock, the employee stock options, and the warrants, see Note 6--Stockholders Equity.


    The Company has excluded outstanding stock options, warrants, and shares subject to repurchase by the Company from the calculation of diluted loss per common share because all such shares are anti-dilutive for all periods presented. The total weighted average shares excluded from the calculation of diluted loss per share was approximately 466,000 and 1,277,000 for the nine months ended September 30, 1998 and 1997, respectively, and 1,082,000 for the year ended December 31, 1997.


CONCENTRATIONS

    CREDIT RISK/CUSTOMER


    The Company operates in one business segment, the development and licensing of data warehousing software, which it sells to various companies across several industries. The Company performs ongoing credit evaluations of its customers and generally requires no collateral. A relatively small number of customers and resellers account for a significant percentage of the Company's revenues. The Company expects that licenses of its products to a limited number of customers and resellers may continue to account for a high percentage of revenues for the foreseeable future. The loss of a major customer or reseller would adversely affect operating results. For the nine months ended September 30, 1998 and 1997,

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

and for the years ended December 31, 1997 and 1996, sales to no one customer accounted for more than 10% of total revenues. In 1995, one customer accounted for 21% of total revenues.


    PRODUCT

    Substantially all of the Company's revenues have been attributable to sales of Red Brick Warehouse and the related maintenance and service contracts. This product is currently expected to account for a significant part of the Company's license revenues for the foreseeable future. As a result, a decline in demand for, or failure to achieve broad market acceptance of, Red Brick Warehouse would adversely affect operating results.

RECENTLY ISSUED ACCOUNTING STANDARDS

    COMPREHENSIVE INCOME


    As of January 1, 1998, the Company adopted Statement of Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes standards for the reporting and display of comprehensive income and its components; however the adoption of FAS 130 had no material impact on the Company's net loss or stockholders' equity. Accumulated comprehensive income disclosed on the face of the balance sheet is composed entirely of unrealized foreign currency translation gains and losses and unrealized gains and losses on marketable securities.


    SEGMENT INFORMATION


    In June 1997, the FASB released Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 will change the way companies report selected segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. FAS 131 is effective for fiscal years beginning after December 15, 1997. Management has not completed its review of FAS 131, and, accordingly, has not determined the effect that adoption of this statement will have on its financial statements.


2. NOTE RECEIVABLE SALE

    In September 1995, the Company recognized product revenue of $1,710,000 and recorded deferred maintenance revenue of $90,000 in connection with a license agreement with efficient market services, inc. ("ems"), a related party. The license agreement stated that if the Company granted a similar license for an equivalent application to A.C. Nielsen, who was a major provider of data to ems and a stockholder of ems, then ems could elect to terminate the agreement and cease making future payments. The event that caused the cancellation privilege was under the control of the Company and the Company believed that the likelihood of cancellation was remote. As part of this transaction, the Company recorded a long-term note receivable. In December 1995, the Company sold, on a non-recourse basis, the remaining balance on the note receivable of $1,652,830 to Comdisco, Inc. ("Comdisco") for approximately $1,362,136 and issued a warrant valued at $30,000 to purchase shares of the Company's common stock. The Company recorded a loss on sale of the note receivable of $320,694, which was included in general and administrative expenses.

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


2. NOTE RECEIVABLE SALE (CONTINUED)
In addition, the Company signed a remarketing agreement with Comdisco that provided that the Company would assist Comdisco on a best efforts basis in the remarketing of the software under license to ems should ems default on the note. The Company sold the note receivable primarily to provide cash for operations.

3. PROPERTY AND EQUIPMENT

    Property and equipment, at cost, consist of the following.


                                                                                                    DECEMBER 31,
                                                                                 SEPTEMBER 30,  --------------------
                                                                                     1998         1997       1996
                                                                                 -------------  ---------  ---------
                                                                                           (IN THOUSANDS)
Computer equipment and software................................................    $   4,650    $   5,218  $   3,846
Furniture and equipment........................................................        2,101        1,455      1,240
Leasehold improvements.........................................................        1,327          616        567
                                                                                      ------    ---------  ---------
                                                                                       8,078        7,289      5,653
Less accumulated depreciation and amortization.................................        4,344        4,612      2,960
                                                                                      ------    ---------  ---------
                                                                                   $   3,734    $   2,677  $   2,693
                                                                                      ------    ---------  ---------
                                                                                      ------    ---------  ---------



4. PURCHASED TECHNOLOGY AND ROYALTIES


    On August 29, 1997, the Company executed a technology purchase agreement with CMGI and Engage whereby the Company acquired the in-process source code and related documentation to certain software technology. In the third quarter of 1997 the Company recorded a charge of approximately $11.0 million for in-process technology based upon an independent appraisal. The Company paid CMGI $9.5 million in cash and issued to CMGI 238,160 shares of unregistered common stock. The acquired in-process technology had not yet reached technological feasibility and did not have alternative future uses.


    In July 1998, the Company signed a five-year, mutual reseller and cross-licensing agreement with Engage, including its parent company CMGI and CMGI's majority-owned subsidiaries. The cross-license is royalty bearing for the Engage products that are sublicensed by the Company. The terms of the agreement required the Company to pay Engage minimum nonrefundable royalties during the years 1998 through 2000. See also Note 12.


    The Company acquired in-process technology associated with a $500,000 licensing arrangement during the second quarter of 1996. At the time of acquisition, the acquired in-process technology had not yet reached technological feasibility and did not have alternative future uses.


    The Company is obligated to make minimum license royalty payments under the terms of its developer/reseller agreement with BMC Software, Inc. ("BMC"). The license is royalty bearing for the products that are sublicensed by the Company. The Company is required to make future minimum royalty payments of $1.2 million through 1999.

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


5. COMMITMENTS AND CONTINGENCIES

    CAPITAL AND OPERATING LEASES


    The Company leases its facilities under operating leases expiring at various dates through March 2003. In addition to base rent, the Company is responsible for certain taxes, utilities, and maintenance costs.



    The Company leases certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment under capital lease arrangements, and included in property and equipment, aggregated approximately $1.5 million, $3.0 million and $3.6 million at September 30, 1998, December 31, 1997 and 1996, respectively. Related accumulated amortization was approximately $1.3 million, $2.6 million and $2.3 million at September 30, 1998, December 31, 1997 and 1996, respectively. The capital leases are secured by the related equipment, and the Company is required to maintain liability and property damage insurance. Amortization of assets recorded under capital leases is included in depreciation expense.


    Future minimum lease payments under noncancelable operating leases and capital leases are as follows:

                                                                             SEPTEMBER 30, 1998
                                                                          ------------------------
                                                                            CAPITAL     OPERATING
                                                                            LEASES       LEASES
                                                                          -----------  -----------

                                                                               (IN THOUSANDS)
1998 (through December 31)..............................................   $      64    $     675
1999....................................................................         121        2,530
2000....................................................................          10        2,229
2001....................................................................          --        2,122
2002....................................................................          --        2,003
2003 and thereafter.....................................................          --          177
                                                                               -----   -----------
Total minimum lease payments............................................         195    $   9,736
                                                                                       -----------
                                                                                       -----------
Less amount representing interest.......................................          11
                                                                               -----
Present value of minimum lease payments.................................         184
Less current obligations................................................         163
                                                                               -----
Long-term obligations...................................................   $      21
                                                                               -----
                                                                               -----



    Total rental expense was approximately $3.0 million for the nine months ended September 30, 1998 and $1.8 million, $1.0 million and $0.5 million for each of the three years ended December 31, 1997, 1996 and 1995, respectively.


    CONTINGENCIES


    On March 25, 1998, certain Red Brick stockholders acting on behalf of themselves and other persons who purchased the Company's common stock between January 15, 1997, and April 15, 1997, filed two purported class action lawsuits in the United States District Court for the Northern District of California. On May 28, 1998, the court consolidated the two lawsuits into one action. On September 2, 1998, the

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

plaintiffs filed an Amended Class Action Complaint for the consolidated action (the "Amended Complaint"). The Amended Complaint names as defendants, among others, the Company and certain of its present and former officers and directors. The complaint alleges violations of the federal securities laws and seeks unspecified monetary damages. The Company believes that the Amended Complaint is without merit and, on October 7, 1998, the Company filed a motion to dismiss the complaint. A hearing on the motion to dismiss is tentatively scheduled for December 15, 1998. The pending litigation against the Company, and any future litigation against the Company or its employees, may result in substantial costs and expenses to the Company, even if the Company prevails in its case or settles the litigation. Due to the uncertain outcome of this matter, an estimate of the range of costs and expenses cannot be made. Such costs may include a significant diversion of time and effort by the Company's technical and management personnel. The Company could be materially adversely affected by an unfavorable resolution of such litigation. Depending on their breadth and timing, pending litigation and any future litigation against the Company could have a material adverse effect on the Company's business, future results of operation, cash flows, or financial condition.


    From time to time, the Company may be a party to litigation and claims incident to the ordinary course of its business. Although the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

6. STOCKHOLDERS' EQUITY

    INITIAL PUBLIC OFFERING

    On January 23, 1996, the Company commenced its initial public offering and its Common Stock began trading on the NASDAQ National Market under the symbol REDB. The Company sold 2,070,000 shares in the offering and generated approximately $33.7 million of cash net of underwriting discounts and commissions and other offering costs. Upon completion of the offering, all outstanding shares of Series A, Series B, Series C, and Series D Preferred Stock (a total of approximately 5,863,000 shares) were converted into shares of Common Stock on a one-for-one basis.

    PREFERRED STOCK

    The Company's Certificate of Incorporation authorizes 2,000,000 shares of preferred stock. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or the designation of such series without further vote or action by the stockholders.

    WARRANTS

    In February 1993 and November 1993, the Company sold warrants to purchase 908,805 shares of Series D preferred stock at an exercise price of $2.08 per share. In connection with the Company's initial public offering, such warrants became warrants to purchase common stock. In 1995, warrants to purchase 340,465 shares of Series D preferred stock were exercised. Warrants to purchase 378,834 shares of the

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


6. STOCKHOLDERS' EQUITY (CONTINUED)

Company's common stock were exercised in connection with the initial public offering of the Company's common stock in January 1996. At September 30, 1998, warrants to purchase 189,506 shares of common stock were outstanding, of which the majority expire in November 1998.



    In December 1995, as part of the sale of the ems note receivable, the Company issued a warrant to Comdisco for the purchase of the Company's common stock and recorded additional expense of $30,000. The number of shares to be issued under the warrant agreement is 15,556 at an exercise price of $18.00 per share. At September 30, 1998, the warrant to purchase 15,556 shares of common stock was outstanding and expires January 22, 1999.


    NOTES RECEIVABLE FROM STOCKHOLDERS


    During January 1994 and February 1995, certain officers of the Company were provided cash advances totaling $194,488 for the purpose of purchasing the Company's common stock. The underlying full recourse notes are due in January 1998 and February 1999, bear interest at 5.32% and 7.96% per annum, respectively, and are secured by the purchased common stock. The common stock sold in January 1994 and February 1995 vests at a rate of 25% one year after the commencement date (January 1, 1993 and January 1, 1995, respectively) and ratably over thirty-six months thereafter. Unvested shares may be repurchased by the Company within 60 days of termination. As of September 30, 1998, a total of 12,483 shares of this common stock is unvested.


    COMMON STOCK


    At September 30, 1998, common stock was reserved for issuance as follows (in thousands):



Stock options........................................................      4,749
Warrants.............................................................        205
Purchase Plan........................................................      1,500
                                                                       ---------
                                                                           6,454
                                                                       ---------
                                                                       ---------


    STOCKHOLDERS RIGHTS PLAN

    On July 21, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $0.0001 per share, outstanding on August 25, 1997. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share, of the Company, at a price of $65.00 per one one-thousandth of a Preferred Share, subject to adjustment. The rights are not exercisable until a person or group of affiliated or associated persons makes or intends to make an announcement to acquire beneficial ownership of 15% or more of the Company's outstanding shares of Common Stock. The Rights will expire on July 20, 2007, unless extended.

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


7. STOCK-BASED COMPENSATION PLANS

    1995 STOCK OPTION PLAN


    The Company's 1995 Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors on September 20, 1995, as the successor to the 1991 Stock Option Plan (the "1991 Plan"). Under the 1995 Plan, employees (including officers) and independent consultants may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of the fair market value of such shares on the grant date. Non-employee members of the Board of Directors are eligible solely for automatic option grants under the 1995 Plan. Post-IPO options are exercisable upon vesting. Pre-IPO options granted under the 1991 Plan are immediately exercisable for all the option shares outstanding; however, any unvested shares purchased under the Plan are subject to repurchase by the Company at the original exercise price per share upon the employees cessation of service. At September 30, 1998, a total of 4,706 shares are subject to repurchase. Options expire ten years from the date of grant (five years in certain instances). The options generally vest at a rate of 25% one year after the date of grant and ratably over thirty-six months thereafter.


    The Company has entered into agreements with certain officers of the Company that provide for acceleration of vesting of certain option shares or restricted stock as if the officer remained employed for up to an additional two years in the event the officer's employment is involuntarily terminated following certain acquisitions or changes in control of the Company.


    At September 30, 1998, the maximum number of common shares available under the 1995 Plan was approximately 28,000. The 1995 Plan also incorporates special provisions (such as stock appreciation rights) which may be provided in the future as additional employee benefits without requiring shareholder approval.



    In 1995, the Company granted options to purchase 133,750 shares of common stock at $8.00 per share outside of the 1995 Plan. In 1997, the Company granted options to purchase 100,000 shares of common stock at $8.13 per share and 120,000 at $7.56 per share outside of the 1995 Plan. These options vest at a rate of 25% one year after the date of grant and ratably over thirty-six months thereafter. At September 30, 1998, options to purchase 27,500 shares of common stock outside of the 1995 Plan were outstanding.


    SUPPLEMENTAL STOCK OPTION PLAN


    The Company's Supplemental Stock Option Plan (the "Supplemental Plan") was adopted by the Board of Directors on March 19, 1997. Under the Supplemental Plan, employees (excluding officers) and independent consultants may, at the discretion of the Plan Administrator, be granted non-statutory stock options to purchase shares of common stock at an exercise price not less than 85% of the fair market value of such shares on the grant date. Non-employee members of the Board of Directors are not eligible for grants under the Supplemental Plan. Options granted under the Supplemental Plan generally vest at a rate of 25% one year after the date of grant and ratably over thirty-six months thereafter. The Supplemental Plan will in all events terminate on March 18, 2007. During the nine months ended September 30, 1998, the Company granted options to purchase approximately 1,830,000 shares of common stock at a price range from $2.00 to $8.12 per share. These options are net of cancellations and vest at a rate of 25% one year after the date of grant and ratably over thirty-six months thereafter. Options to purchase 1,856,050

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


7. STOCK-BASED COMPENSATION PLANS (CONTINUED)

shares of common stock were outstanding under the Supplemental Plan at September 30, 1998. Shares available for grant under the Supplemental Plan were approximately 192,000 as of September 30, 1998.


    REPRICING


    In August 1998, the Company offered employees, excluding executive officers, the option to exchange options to purchase 1,038,691 shares of common stock with an aggregate exercise price of $7,683,236 for new options to purchase 1,038,691 shares with an exercise price of $2.31 per share and an aggregate exercise price of $2,401,973. All options that were repriced began vesting six months after the vesting start date under the original terms of the option grant.


    In April 1997, the Company offered employees, excluding executive officers, the option to exchange options to purchase 489,775 shares of common stock with an aggregate exercise price of $10,782,088 for new options to purchase 489,775 shares with an exercise price of $6.00 per share and an aggregate exercise price of $4,193,475. All options that were repriced began vesting six months after the vesting start date under the original terms of the option grant.

    In July 1996, the Company offered employees, excluding executive officers, the option to exchange options to purchase 164,450 shares of common stock with an aggregate exercise price of $7,093,288 for new options to purchase 164,450 shares of Common Stock with an exercise price of $25.50 per share and an aggregate exercise price of $2,938,650. All options that were repriced generally began vesting three months after the vesting start date under the original terms of the option grant.


    A summary of the Company's stock option activity, and related information for the nine months ended September 30, 1998 and the years ended December 31, 1997, 1996, and 1995 follows:


                                                       NINE MONTHS ENDED
                                                       SEPTEMBER 30, 1998               1997                      1996
                                                    ------------------------  ------------------------  ------------------------
                                                                  WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                                                   AVERAGE                   AVERAGE                   AVERAGE
                                                      OPTIONS     EXERCISE      OPTIONS     EXERCISE      OPTIONS     EXERCISE
                                                       (000)        PRICE        (000)        PRICE        (000)        PRICE
                                                    -----------  -----------  -----------  -----------  -----------  -----------
Outstanding--beginning of period..................       2,626    $    6.75        1,875    $    8.50        1,696    $    2.94
Options granted...................................       4,164    $    3.20        2,225    $    8.02          728    $   27.94
Options exercised.................................        (144)   $    3.37         (465)   $    1.17         (224)   $    1.09
Options canceled..................................      (2,117)   $    7.52       (1,009)   $   15.35         (325)   $   28.14
                                                    -----------               -----------               -----------
Outstanding--end of period........................       4,529    $    3.23        2,626    $    6.75        1,875    $    8.50
                                                    -----------               -----------               -----------
                                                    -----------               -----------               -----------
Exercisable at end of period......................         631                       815
                                                    -----------               -----------
                                                    -----------               -----------
Weighted average fair value of options granted
  during period...................................   $    1.82                 $    4.82                 $   15.13
                                                    -----------               -----------               -----------
                                                    -----------               -----------               -----------

                                                              1995
                                                    ------------------------
                                                                  WEIGHTED-
                                                                   AVERAGE
                                                      OPTIONS     EXERCISE
                                                       (000)        PRICE
                                                    -----------  -----------
Outstanding--beginning of period..................       1,766    $    0.22
Options granted...................................       1,307    $    3.83
Options exercised.................................      (1,237)   $    0.26
Options canceled..................................        (140)   $    0.59
                                                    -----------
Outstanding--end of period........................       1,696    $    2.94
                                                    -----------
                                                    -----------
Exercisable at end of period......................
Weighted average fair value of options granted
  during period...................................


    EMPLOYEE STOCK PURCHASE PLAN

    In 1995, the Board of Directors and stockholders approved an Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and is administered over offering periods of 24 months each, with purchases occurring at six-month intervals. Under the Purchase Plan, eligible employees are entitled to purchase shares at 85% of the lower

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


7. STOCK-BASED COMPENSATION PLANS (CONTINUED)

of fair market value of the common stock at the beginning of the 24-month offering period or on the applicable semi-annual purchase date. Under the Purchase Plan, 195,854, 213,636, 89,724, and no shares were issued in the nine months ended September 30, 1998, and the years ended December 31, 1997, 1996, and 1995, respectively. The weighted average fair values of shares granted under the Purchase Plan were $1.94, $5.87 and $7.59 for 1998, 1997 and 1996, respectively.



    On May 15, 1998, the Board of Directors and stockholders approved a new Employee Stock Purchase Plan (the "1998 Purchase Plan") that replaces the 1995 Purchase Plan. 1,500,000 shares of common stock were reserved for issuance under the 1998 Purchase Plan at September 30, 1998.


    ACCOUNTING FOR STOCK-BASED COMPENSATION

    Pro forma information regarding net income (loss) per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock-based awards granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these awards was estimated at the date of grant using the minimum value method prior to the Company's initial filing with the SEC in connection with the IPO and, subsequently to the IPO, the Black-Scholes options pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards.


    The fair value of the Company's stock-based awards to employees was estimated using no expected dividends and the following weighted-average assumptions:



                                                 OPTIONS                                PURCHASE PLAN
                           ---------------------------------------------------   ----------------------------
                             NINE MONTHS                  JAN. 1-    SEPT. 27-     NINE MONTHS
                           ENDED SEPTEMBER               SEPT. 26,   DEC. 31,    ENDED SEPTEMBER
                              30, 1998       1997  1996    1995        1995         30, 1998       1997  1996
                           ---------------   ----  ----  ---------   ---------   ---------------   ----  ----
Expected life (years)....           5           5     5       5           5            0.50        0.50  0.50
Expected volatility......        0.70        0.65  0.55    0.00        0.55            0.96        1.04  0.79
Risk-Free Interest
  Rate...................        5.36%       6.19% 6.18%   5.69%       5.69%           4.97%       6.03% 5.08%



    If compensation cost for the employee stock-based awards was determined based on the fair value at the grant date for awards in the nine months ended September 30, 1998, and the years ended December 31, 1997, 1996 and 1995, consistent with the provisions of FAS 123, the Company's net income (loss)

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


7. STOCK-BASED COMPENSATION PLANS (CONTINUED)

and net income (loss) per share for the nine months ended September 30, 1998 and the years ended December 31, 1997, 1996 and 1995 would have been adjusted to the pro forma amounts indicated below:



                                                                        NINE MONTHS
                                                                           ENDED          YEAR ENDED DECEMBER 31,
                                                                       SEPTEMBER 30,  --------------------------------
                                                                           1998          1997       1996       1995
                                                                       -------------  ----------  ---------  ---------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma net income (loss)..........................................   $   (18,332)  $  (24,155) $   1,268  $     199
Pro forma earnings (loss) per share:
  Basic..............................................................   $     (1.47)  $    (2.07) $    0.13  $    0.14
  Diluted............................................................   $     (1.47)  $    (2.07) $    0.10  $    0.02


    Because FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effects will not be fully reflected until the year 2000. In addition the effects of applying FAS 123 for providing pro forma disclosures are not likely to be representative of the effects on reported net income (loss) for future years.


    Exercise prices for options outstanding as of September 30, 1998, and weighted-average remaining contractual life is as follows:



                                         OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                         ---------------------------------------------------  --------------------------------
                             NUMBER            WEIGHTED                            NUMBER
                         OUTSTANDING AT         AVERAGE          WEIGHTED      EXERCISABLE AT      WEIGHTED
                          SEPTEMBER 30,        REMAINING          AVERAGE       SEPTEMBER 30,       AVERAGE
       RANGE OF               1998         CONTRACTUAL LIFE      EXERCISE           1998           EXERCISE
    EXERCISE PRICES           (000)             (YEARS)            PRICE            (000)            PRICE
-----------------------  ---------------  -------------------  -------------  -----------------  -------------
    $0.16 - $ 0.32                187               4.84         $    0.22              184        $    0.22
    $0.80 - $ 2.16                604               9.33         $    1.91               65        $    1.02
    $2.30 - $ 2.31              1,028               9.89         $    2.31               82        $    2.31
    $2.35 - $ 2.35              1,751               9.92         $    2.34           --            $    0.00
    $2.38 - $ 8.00                833               8.69         $    6.52              269        $    6.28
    $8.13 - $25.25                126               8.72         $   12.07               31        $   15.50
                                -----                                                   ---
    $0.16 - $25.25              4,529               9.36         $    3.23              631        $    3.91
                                -----                                                   ---
                                -----                                                   ---


8. EMPLOYEE BENEFIT PLAN


    In October 1991, the Company adopted a plan to provide retirement and incidental benefits for its employees, known as the Red Brick Systems 401(k) Retirement Savings Plan. As allowed under Section 401(k) of the Internal Revenue Code, the plan provides tax-deferred salary deductions for eligible employees. Employees are eligible to participate after a sixty day service requirement. Participants may make salary deferral contributions to the plan of up to 20% of their compensation. The plan permits for company contributions; however, none have been made as of September 30, 1998.

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


9. INCOME TAXES

    The components of the provision for (benefit from) income taxes consist of the following:


                                                                              FOR THE      FOR THE YEAR ENDED DECEMBER 31,
                                                                            NINE MONTHS
                                                                          ENDED SEPTEMBER  -------------------------------
                                                                             30, 1998        1997       1996       1995
                                                                          ---------------  ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
Current:
  Federal...............................................................     $      --     $      --  $      75  $      98
  State.................................................................            30            --         86         28
  Foreign...............................................................           383           203        152         17
                                                                                 -----     ---------  ---------  ---------
    Total current.......................................................     $     413           203        313        143
                                                                                 -----     ---------  ---------  ---------

Deferred:
  Federal...............................................................            --           900       (900)        --
  State.................................................................            --           100       (100)        --
  Foreign...............................................................            --            --         --         --
                                                                                 -----     ---------  ---------  ---------
    Total deferred......................................................            --         1,000     (1,000)        --
                                                                                 -----     ---------  ---------  ---------
      Provision for (benefit from) income taxes.........................     $     413     $   1,203  $    (687) $     143
                                                                                 -----     ---------  ---------  ---------
                                                                                 -----     ---------  ---------  ---------


    The difference between the provision for (benefit from) income taxes and the amount computed by applying the federal statutory income tax rate of 34% to income (loss) before provision for (benefit from) income taxes is explained below:


                                                                         FOR THE
                                                                       NINE MONTHS   FOR THE YEAR ENDED DECEMBER 31,
                                                                          ENDED
                                                                      SEPTEMBER 30,  -------------------------------
                                                                          1998         1997       1996       1995
                                                                      -------------  ---------  ---------  ---------
                                                                                      (IN THOUSANDS)
Income tax (benefit) computed at the federal statutory rate.........    $  (4,969)   $  (5,763) $   1,036  $     153
State taxes.........................................................           30           --         86         28
Foreign taxes.......................................................          383          203        152         --
Losses for which no tax benefit was recognized......................        4,969        1,981         --         --
Tax benefits of net operating loss carryforwards....................           --           --     (1,015)      (773)
Adjustment of the valuation allowance...............................           --        1,000     (1,000)       717
In-process research & development...................................           --        3,734         --         --
Other...............................................................           --           48         54         18
                                                                      -------------  ---------  ---------  ---------
    Provision (benefit) for income taxes............................    $     413    $   1,203  $    (687) $     143
                                                                      -------------  ---------  ---------  ---------
                                                                      -------------  ---------  ---------  ---------

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)


9. INCOME TAXES (CONTINUED)

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:



                                                                             DECEMBER 31,
                                                          SEPTEMBER 30,  ---------------------
                                                              1998          1997       1996
                                                          -------------  ----------  ---------
                                                                     (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards......................   $     9,431   $    4,358  $   2,092
  Research credit carryforwards.........................         1,562        1,217        618
  Reserves and accruals.................................         1,355        1,056        703
  Intangible assets.....................................         3,848        4,233         --
  Other.................................................           737          461        196
                                                          -------------  ----------  ---------
Total deferred tax assets...............................        16,933       11,325      3,609
Valuation allowance.....................................       (16,933)     (11,325)    (2,609)
                                                          -------------  ----------  ---------
Net deferred tax assets.................................   $        --   $       --  $   1,000
                                                          -------------  ----------  ---------
                                                          -------------  ----------  ---------



    The valuation allowance increased by approximately $5.6 million and $8.7 million during the nine-month period ending September 30, 1998 and the year ended December 31, 1997, respectively, and decreased by approximately $1.6 million during 1996. Approximately $1.1 million of the valuation allowance at September 30, 1998, is attributable to the tax benefits of disqualifying dispositions of stock received through incentive stock options and the Company's employee stock purchase plan, the benefit of which will be credited to additional paid in capital when realized.



    As of September 30, 1998, the Company has federal and state net operating loss carryforwards of approximately $27.0 million and $9.5 million, respectively, and federal and state tax credit carryforwards of approximately $1.0 million and $0.8 million, respectively. These carryforwards will expire beginning in the years 1999 through 2013. Utilization of approximately $1.5 million of the net operating loss carryforwards is limited to approximately $100,000 per year due to the ownership change provisions provided by the Tax Reform Act of 1986 and similar state provisions. These carryforwards will be subject to further limitations in the event of the completion of the proposed acquisition discussed in Note 12.


10. RELATED PARTY REVENUES

    During 1995, the Company recorded revenue of approximately $1,720,000 for sales to ems. ems is a related party of the Company due to the fact that venture capital funds affiliated with Asset Management Associates 1989, L.P. and Menlo Ventures IV, L.P., two principal stockholders of the Company at the time of the transactions, were also principal stockholders of ems. Gross margins realized on related party transactions have not been materially different from the gross margins realized on similar types of transactions with unaffiliated customers.

                            RED BRICK SYSTEMS, INC.

               (INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1997 IS UNAUDITED)



11. EXPORT REVENUES



    The Company markets its products in the United States and foreign countries through its sales personnel, value added resellers, and subsidiaries. International operations for the nine-month period ended September 30, 1998 and for each of the three years in the period ended December 31, 1997, were not material. Total export revenues by geographic region for the nine-month period ended September 30, 1998 and for each of the three years ended December 31, 1997 are as follows:



                                                    NINE MONTHS
                                                       ENDED          YEAR ENDED DECEMBER 31,
                                                   SEPTEMBER 30,  -------------------------------
                                                       1998         1997       1996       1995
                                                   -------------  ---------  ---------  ---------
                                                                   (IN THOUSANDS)
Asia Pacific.....................................    $   2,197    $   3,732  $     901  $     596
Europe...........................................          379        1,202      1,253         --
Other............................................        1,639        2,438      1,504      1,084
                                                        ------    ---------  ---------  ---------
                                                     $   4,215    $   7,372  $   3,658  $   1,680
                                                        ------    ---------  ---------  ---------
                                                        ------    ---------  ---------  ---------



12. SUBSEQUENT EVENTS (UNAUDITED)



    In October 1998, the Company and Engage mutually agreed to terminate the mutual reseller agreement. In addition, the Company agreed to pay additional minimum nonrefundable royalties in connection with the cross-licensing agreement. The total amount of minimum nonrefundable royalties to be paid to Engage, including amounts from the July agreement discussed in Note 4, is $3.1 million. As of October 30, 1998, $1.5 million has been paid.



    In October 1998, the Company entered into an Agreement and Plan of Reorganization with Informix providing for the merger of the Company with a subsidiary of Informix such that the Company would become a wholly owned subsidiary of Informix. Under the terms of the agreement, upon the consummation of the merger, each share of the Company's common stock will be exchanged for
0.6 share of Informix common stock. The transaction will be accounted for as a purchase. Consummation of the merger is conditional on regulatory and stockholder approval and the satisfaction of other closing conditions.

                                                                         ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                             INFORMIX CORPORATION,

                             IC MERGER CORPORATION

                                      AND

                            RED BRICK SYSTEMS, INC.

                          Dated as of October 7, 1998

                               TABLE OF CONTENTS

                                                                                     PAGE
                                                                                     ----
            ARTICLE I
                 THE MERGER .......................................................  A-1
                  1.1  The Merger .................................................  A-1
                  1.2  Effective Time; Closing ....................................  A-1
                  1.3  Effect of the Merger .......................................  A-2
                  1.4  Certificate of Incorporation; Bylaws .......................  A-2
                  1.5  Directors and Officers .....................................  A-2
                  1.6  Effect on Capital Stock ....................................  A-2
                  1.7  Surrender of Certificates ..................................  A-3
                  1.8  No Further Ownership Rights in Company Common Stock ........  A-4
                  1.9  Lost, Stolen or Destroyed Certificates .....................  A-4
                  1.10 Tax and Accounting Consequences ............................  A-5
                  1.11 Taking of Necessary Action; Further Action .................  A-5

           ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF COMPANY ........................  A-5
                  2.1  Organization and Qualification; Subsidiaries ...............  A-5
                  2.2  Certificate of Incorporation and Bylaws ....................  A-5
                  2.3  Capitalization .............................................  A-5
                  2.4  Authority Relative to this Agreement .......................  A-6
                  2.5  No Conflict; Required Filings and Consents .................  A-6
                  2.6  Compliance; Permits ........................................  A-7
                  2.7  SEC Filings; Financial Statements ..........................  A-8
                  2.8  No Undisclosed Liabilities .................................  A-8
                  2.9  Absence of Certain Changes or Events .......................  A-8
                  2.10 Absence of Litigation ......................................  A-9
                  2.11 Employee Benefit Plans .....................................  A-9
                  2.12 Labor Matters ..............................................  A-11
                  2.13 Registration Statement; Proxy Statement ....................  A-11
                  2.14 Restrictions on Business Activities ........................  A-11
                  2.15 Title to Property ..........................................  A-11
                  2.16 Taxes ......................................................  A-11
                  2.17 Environmental Matters ......................................  A-12
                  2.18 Brokers ....................................................  A-12
                  2.19 Intellectual Property ......................................  A-12
                  2.20 Agreements, Contracts and Commitments ......................  A-14
                  2.21 Company Rights Plan ........................................  A-15
                  2.22 Insurance ..................................................  A-15
                  2.23 Opinion of Financial Advisor ...............................  A-16
                  2.24 Board Approval .............................................  A-16
                  2.25 Vote Required ..............................................  A-16
                  2.26 State Takeover Statutes ....................................  A-16

          ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB .           A-16
                  3.1  Organization and Qualification; Subsidiaries ...............  A-16
                  3.2  Certificate of Incorporation and Bylaws ....................  A-17
                  3.3  Capitalization .............................................  A-17
                  3.4  Authority Relative to this Agreement .......................  A-17
                  3.5  No Conflict; Required Filings and Consents .................  A-17
                  3.6  SEC Filings; Financial Statements ..........................  A-18

                                                                                     PAGE
                                                                                     ----
                  3.7  Absence of Certain Changes or Events .......................  A-19
                  3.8  Absence of Litigation ......................................  A-19
                  3.9  Registration Statement; Proxy Statement ....................  A-19
                  3.10 Board Approval .............................................  A-19
                  3.11 Interim Operations of Merger Sub ...........................  A-19
                  3.12 Parent Ownership of Company Common Stock ...................  A-19

           ARTICLE IV
                 CONDUCT PRIOR TO THE EFFECTIVE TIME ..............................  A-19
                  4.1  Conduct of Business by Company .............................  A-19
                  4.2  Conduct of Business by Parent ..............................  A-21

            ARTICLE V
                 ADDITIONAL AGREEMENTS ............................................  A-22
                  5.1  Proxy Statement/Prospectus; Registration Statement; Other
                         Filings; Board Recommendations ...........................  A-22
                  5.2  Meeting of Company Stockholders ............................  A-22
                  5.3  Confidentiality; Access to Information .....................  A-23
                  5.4  No Solicitation ............................................  A-24
                  5.5  Public Disclosure ..........................................  A-25
                  5.6  Reasonable Efforts; Notification ...........................  A-25
                  5.7  Third Party Consents .......................................  A-26
                  5.8  Stock Options and Employee Benefits ........................  A-26
                  5.9  Form S-8 ...................................................  A-27
                  5.10 Indemnification ............................................  A-27
                  5.11 Nasdaq Listing .............................................  A-28
                  5.12 Company Affiliate Agreement ................................  A-28
                  5.13 Regulatory Filings; Reasonable Efforts .....................  A-28
                  5.14 Comfort Letter .............................................  A-28
                  5.15 Company Audit ..............................................  A-28
                  5.16 No Rights Plan Amendment ...................................  A-29
                  5.17 Noncompetition Agreements ..................................  A-29

           ARTICLE VI
                 CONDITIONS TO THE MERGER .........................................  A-29
                  6.1  Conditions to Obligations of Each Party to Effect the
                         Merger ...................................................  A-29
                  6.2  Additional Conditions to Obligations of Company ............  A-30
                  6.3  Additional Conditions to the Obligations of Parent and
                         Merger Sub ...............................................  A-30

          ARTICLE VII
                 TERMINATION, AMENDMENT AND WAIVER ................................  A-31
                  7.1  Termination ................................................  A-31
                  7.2  Notice of Termination; Effect of Termination ...............  A-32
                  7.3  Fees and Expenses ..........................................  A-32
                  7.4  Amendment ..................................................  A-33
                  7.5  Extension; Waiver ..........................................  A-33

         ARTICLE VIII
                 GENERAL PROVISIONS ...............................................  A-33
                  8.1  Non-Survival of Representations and Warranties .............  A-33
                  8.2  Notices ....................................................  A-33
                  8.3  Interpretation; Knowledge ..................................  A-34
                  8.4  Counterparts ...............................................  A-34
                  8.5  Entire Agreement; Third Party Beneficiaries ................  A-34

                                                                                     PAGE
                                                                                     ----
                  8.6  Severability ...............................................  A-35
                  8.7  Other Remedies; Specific Performance .......................  A-35
                  8.8  Governing Law ..............................................  A-35
                  8.9  Rules of Construction ......................................  A-35
                  8.10 Assignment .................................................  A-35
                  8.11 Waiver of Jury Trial .......................................  A-35

                               INDEX OF EXHIBITS

Exhibit A    Form of Voting Agreement

Exhibit B    Form of Stock Option Agreement

Exhibit C    Form of Affiliate Agreement

Exhibit D-1  Persons to Sign Noncompetition Agreement

Exhibit D-2  Form of Noncompetition Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION

    This AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of October 7, 1998, among Informix Corporation, a Delaware corporation ("Parent"), IC Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Red Brick Systems, Inc., a Delaware corporation ("Company").

                                    RECITALS

    A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Delaware General Corporation Law ("Delaware Law"), Parent and Company intend to enter into a business combination transaction.

    B. The Board of Directors of Company (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Company adopt and approve this Agreement and approve the Merger.

    C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of Company are entering into Voting Agreements in substantially the form attached hereto as EXHIBIT A (the "Company Voting Agreements").

    D. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, Company shall execute and deliver a Stock Option Agreement in favor of Parent in substantially the form attached hereto as EXHIBIT B (the "Company Stock Option Agreement"). The Board of Directors of Company has approved the Company Stock Option Agreement.

    E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

    1.2 EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "Certificate of Merger") (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

    1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    1.4  CERTIFICATE OF INCORPORATION; BYLAWS.

    (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; PROVIDED, HOWEVER, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "Red Brick Systems, Inc."

    (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

    1.5 DIRECTORS AND OFFICERS. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

    1.6 EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities:

    (a) CONVERSION OF COMPANY COMMON STOCK. Each share of Common Stock, $0.0001 par value per share, of Company (the "Company Common Stock") (including, with respect to each such share of Company Common Stock, the associated Rights (as defined in that certain Rights Agreement (the "Company Rights Plan") dated as of July 21, 1997 between the Company and Harris Trust and Savings Bank as Rights Agent) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive 0.600 (the "Exchange Ratio") shares of Common Stock of Parent (the "Parent Common Stock") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9).

    (b) CANCELLATION OF PARENT-OWNED STOCK. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

    (c) STOCK OPTIONS; EMPLOYEE STOCK PURCHASE PLANS. At the Effective Time, all options to purchase Company Common Stock then outstanding under Company's 1995 Stock Option Plan (including options granted under the predecessor 1991 Stock Option Plan) and the Company's Supplemental Stock Option Plan (collectively, the "Company Stock Option Plans"), as well as those options described in Section 2.3 (viii) hereof, shall be assumed by Parent in accordance with Section 5.8 hereof. Rights outstanding under Company's 1998 Employee Stock Purchase Plan (the "ESPP") shall be treated as set forth in Section 5.8.

    (d) WARRANTS. At the Effective Time, (i) those certain warrants to purchase Common Stock of the Company, under which 69,416 shares remain exercisable (the "Common Warrants") and (ii) that certain warrant issued to Comdisco, Inc. for the purchase of 15,555 shares of Company Common Stock (the

"Comdisco Warrant") shall be assumed by Parent in accordance with the terms thereof. In this regard, the Company agrees to provide the holders of the Common Warrants and the Comdisco Warrants (collectively the "Company Warrants") with any and all notices required as a result of the Merger and the transactions contemplated thereby.

    (e) CAPITAL STOCK OF MERGER SUB. Each share of Common Stock, $0.001 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.0001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

    (f) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

    (g) FRACTIONAL SHARES. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of
(i) such fraction, multiplied by (ii) the average closing price of one share of Parent Common Stock for the five (5) most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market System ("Nasdaq").

    1.7  SURRENDER OF CERTIFICATES.

    (a) EXCHANGE AGENT. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "Exchange Agent") in the Merger.

    (b) PARENT TO PROVIDE COMMON STOCK. Promptly after the Effective Time (but in no event later than three (3) business days thereafter), Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(g) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

    (c) EXCHANGE PROCEDURES. Promptly after the Effective Time (but in no event later than five (5) business days thereafter), Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(g) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(g) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective

Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d).

    (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(g) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

    (e) TRANSFERS OF OWNERSHIP. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

    (f) NO LIABILITY. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    1.8 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(g) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

    1.9 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d); PROVIDED, HOWEVER, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

    1.10  TAX AND ACCOUNTING CONSEQUENCES.

    (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

    (b) It is intended by the parties hereto that the Merger shall be treated as a purchase for accounting purposes.

    1.11 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub will take all such lawful and necessary action. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated thereby.

                                   ARTICLE II
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

    Company represents and warrants to Parent and Merger Sub, subject to such exceptions as are set forth in the Company SEC Reports (as defined in Section
2.7.1 or specifically disclosed in the disclosure letter (referencing the appropriate section and paragraph numbers) delivered by Company to Parent on or prior to the date of this Agreement (the "Company Disclosure Letter"), as follows:

    2.1 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined in Section 8.3(c)) on the Company. Each of Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on the Company. Other than wholly-owned subsidiaries, Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity.

    2.2 CERTIFICATE OF INCORPORATION AND BYLAWS. Company has previously furnished to Parent a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date. Such Certificate of Incorporation, Bylaws and equivalent organizational documents of each of its subsidiaries are in full force and effect. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents.

    2.3 CAPITALIZATION. The authorized capital stock of Company consists of 50,000,000 shares of Company Common Stock and 2,000,000 shares of Preferred Stock ("Company Preferred Stock"), each having a par value of $0.0001 per share. At the close of business on September 30, 1998, (i) 12,558,738 shares of Company Common Stock were issued and outstanding all of which are validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock were held in treasury by Company or by subsidiaries of Company, (iii) 1,500,000 shares of Company Common Stock were available for future issuance pursuant to Company's employee stock purchase plan, (iv) 2,645,800 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the 1995 Option Plan,
(v) 28,359 shares of Company Common Stock were available for future grant under the 1995 Option Plan, (vi) 1,856,050 shares of Company Common Stock were reserved for issuance upon exercise of outstanding options to purchase Company Common Stock under the Supplemental Stock Option Plan, (vii) 191,512 shares of Company Common Stock were available for future grant under the Supplemental Stock Option Plan; (viii) 27,500 shares of Company Common Stock were reserved for issuance upon exercise of options to purchase Company Common Stock not made under the 1995 Stock Option Plan or the Supplemental Stock Option Plan, (ix) 205,163 shares of Company Common Stock were reserved for future issuance upon conversion of Company Warrants (as described in Section 1.6(d)) and (x) a sufficient number of shares of Company Common Stock were reserved for future issuance pursuant to the Company Option Agreement. As of the date hereof, no shares of Company Preferred Stock were issued or outstanding and 30,000 shares of Company Series A Preferred were reserved for issuance upon exercise of the Company Rights. No change in such capitalization has occurred between September 30, 1998 and the date hereof except (x) the issuance of shares of Company Common Stock pursuant to the exercise of outstanding options or warrants or (y) the cancellation of unvested options for Common Stock held by, or the repurchase of unvested shares of Common Stock from, directors employees, consultants or other service providers of the Company pursuant to the terms of their stock option, stock purchase or stock restriction agreements. Except as set forth in this
Section 2.3, as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, Company or any of its subsidiaries. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than guarantees of obligations of subsidiaries entered into in the ordinary course of business. All of the outstanding shares of capital stock of each of Company's subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Company or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Company's voting rights, charges or other encumbrances of any nature whatsoever.

    2.4 AUTHORITY RELATIVE TO THIS AGREEMENT. Company has all necessary corporate power and authority to execute and deliver this Agreement and the Company Option Agreement and to perform its obligations hereunder and thereunder and, subject to obtaining the approval of the stockholders of Company of the Merger, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Option Agreement by Company and the consummation by Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement, the Company Option Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the approval and adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock in accordance with the Delaware General Corporation Law and Company's Certificate of Incorporation and Bylaws). This Agreement and the Company Option Agreement have been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitute legal and binding obligations of Company, enforceable against Company in accordance with their respective terms.

    2.5  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

    2.5.1 The execution and delivery of this Agreement and the Company Option Agreement by Company do not, and the performance of this Agreement and the Company Option Agreement by Company shall not, (i) conflict with or violate the Certificate of Incorporation or Bylaws or equivalent organizational documents of Company or any of its subsidiaries, (ii) subject to obtaining the approval of Company's stockholders of the Merger and compliance with the requirements set forth in Section 2.5.2 below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties are bound or affected (except, in the case of end-user license agreements not relating to the Company's fifty largest accounts measured in terms of revenue generated during the two-year period prior to the date hereof (but not with respect to any other agreements, end-user or otherwise), where such breach, default, impairment of rights, alteration of rights or obligations, right of termination, amendment, acceleration or cancellation, or creation of a lien or encumbrance (i) would not prevent consummation of the Merger or otherwise prevent Company from performing its obligations under this Agreement or (ii) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company).

    2.5.2 The execution and delivery of this Agreement and the Company Option Agreement by Company do not, and the performance of this Agreement by Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "Governmental Entity"), except (A) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws ("Blue Sky Laws"), the pre-merger notification requirements (the "HSR Approval") of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and of foreign Governmental Entities and the rules and regulations thereunder, the rules and regulations of the Nasdaq Stock Market, and the filing and recordation of the Certificate of Merger as required by the Delaware General Corporation Law and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (i) would not prevent consummation of the Merger or otherwise prevent Company from performing its obligations under this Agreement or (ii) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

    2.6  COMPLIANCE; PERMITS.

    2.6.1 Neither Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of Company, no investigation or review by any governmental or regulatory body or authority is pending or threatened against Company or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

    2.6.2 Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to operation of the business of Company and its subsidiaries taken as a whole (collectively, the "Company Permits"). Company and its subsidiaries are in compliance in all respects with the terms of the Company Permits, except where failure to comply could not reasonably be expected to have a Material Adverse Effect on the Company.

    2.7  SEC FILINGS; FINANCIAL STATEMENTS.

    2.7.1 Company has made available to Parent a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Company with the Securities and Exchange Commission ("SEC") since January 1, 1996 (the "Company SEC Reports"), which are all the forms, reports and documents required to be filed by Company with the SEC since January 1, 1996. The Company SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and
(B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Company's subsidiaries is required to file any reports or other documents with the SEC.

    2.7.2 Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles ("GAAP") (including, without limitation, in accordance with the revenue recognition principles thereof) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents the consolidated financial position of Company and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

    2.7.3 Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

    2.8 NO UNDISCLOSED LIABILITIES. Neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP (including, without limitation, in accordance with the revenue recognition principles thereof) which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except (i) liabilities provided for in Company's balance sheet as of June 30, 1998, (ii) liabilities incurred since June 30, 1998 in the ordinary course of business consistent with past practices or (iii) banking, accounting, legal and printing fees associated with the Merger.

    2.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1998, there has not been: (i) any Material Adverse Effect on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock, (iv) any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) entry by Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.19) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Company with the SEC, (vi) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

    2.10 ABSENCE OF LITIGATION. There are no material claims, actions, suits or proceedings pending or, to the knowledge of Company, threatened (or, to the knowledge of Company, any governmental or regulatory investigation pending or threatened) against Company or any of its subsidiaries as to which Company or any of its subsidiaries has received any written notice or assertion, or any properties or rights of Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign.

    2.11  EMPLOYEE BENEFIT PLANS

    2.11.1 All employee compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) covering any active, former employee, director or consultant of Company, any subsidiary of Company or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Company within the meaning of Section 414 of the Code, or with respect to which Company has or may in the future have liability, are listed in Section 2.11.1 of the Company Disclosure Letter (the "Plans"). Company has provided to Parent: (i) correct and complete copies of all documents embodying each Plan including (without limitation) all amendments thereto, all related trust documents, and all material written agreements and contracts relating to each such Plan; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Plan; (iv) all IRS determination, opinion, notification and advisory letters; (vi) all correspondence to or from any governmental agency relating to any Plan; (vii) all COBRA forms and related notices and (viii) all discrimination tests for each Plan for the most recent plan year.

    2.11.2 Each Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign or domestic), including but not limited to ERISA, and the Code, which are applicable to such Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or to the best knowledge of Company is threatened, against or with respect to any such Plan. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued.
Section 2.11.2 of the Company Disclosure Letter includes a listing of the accrued vacation liability of Company as of October 1, 1998. Any Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the Internal Revenue Service or still has a remaining period of time under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation. Company has furnished or made available to Parent copies of the most recent Internal Revenue Service letters and three (3) years of Form 5500 with respect to any such Plan. Company does not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any new Plan. Except as provided in Section 5.8(e), each Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to the Parent, Company or any of its Affiliates (other than ordinary administration expenses).

    2.11.3 Neither Company nor any Affiliate has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Company contributed to or been requested to contribute to any "multiemployer plan," as such term is defined in ERISA. Neither Company nor any officer or director of Company is subject to any liability or penalty under Section 4975 through 4980B of the Code or Title 1 of ERISA. There are no audits, inquiries or proceedings pending or, to the knowledge of Company, threatened by the IRS or DOL with respect to any Company Employee Plan. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan.

    2.11.4 Neither Company nor any Affiliate has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), the requirements of FMLA or any similar provisions of state law applicable to Company employees. None of the Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, including but not limited to, COBRA, and Company has never represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by statute.

    2.11.5 Company is not bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Company is represented by any labor union or covered by any collective bargaining agreement and, to the best knowledge of Company, no campaign to establish such representation is in progress. There is no pending or, to the best knowledge of Company, threatened labor dispute involving Company and any group of its employees nor has Company experienced any labor interruptions over the past three years, and Company considers its relationship with its employees to be good. Company is in compliance in all material respects with all applicable material foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours.

    2.11.6 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of Company under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

    2.12 LABOR MATTERS. (i) There is no litigation pending or, to the knowledge of each of Company and its respective subsidiaries, threatened, between Company or any of its subsidiaries and any of their respective employees; (ii) as of the date of this Agreement, neither Company nor any of subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Company or its subsidiaries nor does Company or its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and (iii) as of the date of this Agreement, neither Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Company or any of its subsidiaries.

    2.13 REGISTRATION STATEMENT; PROXY STATEMENT. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") to be filed with the SEC by Company pursuant to
Section 5.1(a) hereof will, at the dates mailed to the stockholders of Company, at the times of the stockholders meeting of Company (the "Company Stockholders' Meeting") in connection with the transactions contemplated hereby and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

    2.14 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no material agreement, judgment, injunction, order or decree binding upon Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries as currently conducted.

    2.15 TITLE TO PROPERTY. Company owns no material real property. Company and each of its subsidiaries have good and defensible title to all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby; and all leases pursuant to which Company or any of its subsidiaries lease from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which Company or subsidiary has not taken adequate steps to prevent such default from occurring). All the plants, structures and equipment of Company and its subsidiaries, except such as may be under construction, are in good operating condition and repair, in all material respects. For the purposes of this Section 2.15, the word "property" or "properties" does not include Intellectual Property.

    2.16 TAXES. Company and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Company or any of its subsidiaries is or has been a member has timely filed all Tax Returns required to be filed by it (other than those that are not, individually or in the aggregate, material), has paid all Taxes shown thereon to be due and has provided adequate accruals in all material respects in accordance with GAAP in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. In addition, (i) no material claim for unpaid Taxes that are currently, or will be prior to the Effective Time, due and payable has become a lien against the property of Company or any of its subsidiaries or is being asserted against Company or any of its subsidiaries, (ii) no audit of any material Tax Return of Company or any of its subsidiaries is being conducted by a Tax authority, (iii) no extension of the statute of limitations on the assessment of any Taxes has been granted by Company or any of its subsidiaries and is currently in effect and (iv) there is no agreement, contract or arrangement to which Company or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible pursuant to Sections 280G, 162(a) (by reason of being unreasonable in amount), 162(b) through (p) or 404 of the Code. As used herein, "Taxes" shall mean all taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, "Tax Return" shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes.

    2.17 ENVIRONMENTAL MATTERS. Company and each of its subsidiaries to their respective knowledge (i) have obtained all applicable permits, licenses and other authorizations which are material to the business of Company and required under Federal, state or local laws relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials or wastes into ambient air, surface water, ground water, or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials or wastes by Company or its subsidiaries (or their respective agents); (ii) are in material compliance with all terms and conditions of such required permits, licenses and authorizations, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder; (iii) as of the date hereof, are not aware of nor have received notice of any event, condition, circumstance, activity, practice, incident, action or plan which is reasonably likely to interfere with or prevent continued material compliance or which would give rise to any material common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, based on or resulting from Company's or any of its subsidiaries (or any of their respective agents) manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, or release into the environment, of any pollutant, contaminant, or hazardous or toxic material or waste; and (iv) have taken all actions necessary under applicable requirements of Federal, state or local laws, rules or regulations to register any products or materials required to be registered by Company or its subsidiaries (or any of their respective agents) thereunder.

    2.18 BROKERS. No broker, finder or investment banker (other than Morgan Stanley & Co., Incorporated) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company.

    2.19 INTELLECTUAL PROPERTY. For the purposes of this Agreement, the following terms have the following definitions:

        "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

        "COMPANY INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Company.

        "REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and
        (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

        "COMPANY REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, Company.

    2.19.1 No material Company Intellectual Property or material product or material service of Company is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Company, or which is reasonably likely to affect the validity, use or enforceability of such Company Intellectual Property.

    2.19.2 Each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property.

    2.19.3 Company owns and has good and exclusive title to, or has license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to, each material item of Company Intellectual Property free and clear of any lien or encumbrance (excluding licenses and related restrictions); and Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Company, including the sale of any products or the provision of any services by Company.

    2.19.4 Company owns exclusively, and has good title to, all copyrighted works that are Company products or which Company otherwise expressly purports to own.

    2.19.5 To the extent that any material Intellectual Property has been developed or created by a third party for Company, Company has a written agreement with such third party with respect thereto and Company thereby either
(i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted) to all such third party's Intellectual Property in such work, material or invention to the extent it is necessary to do so.

    2.19.6 Company has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Company Intellectual Property, to any third party.

    2.19.7 Section 2.19.7 of the Company Disclosure Letter lists all material contracts, licenses and agreements to which Company is a party (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Company.

    2.19.8 All material contracts, licenses and agreements relating to Company Intellectual Property (other than those that, by their terms, have expired or been terminated) are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. Company is in material compliance with, and has not materially breached any term of any such contracts, licenses and agreements and, to the knowledge of Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company's rights under such contracts, licenses and agreements to the same extent Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay.

    2.19.9 The operation of the business of Company as such business currently is conducted, including the Company's design, development, manufacture, marketing and sale of the products or services of Company (including products currently in beta release) has not, does not and, to the Company's knowledge, will not infringe or misappropriate the Intellectual Property of any third party (provided that with respect to patent rights and trademarks and service mark rights, such representation is limited in all cases to the Company's knowledge) or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction.

    2.19.10 Company has not received notice from any third party that the operation of the business of Company or any act, product or service of Company, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

    2.19.11 To the best knowledge of Company, no person has or is infringing or misappropriating any Company Intellectual Property.

    2.19.12 Company has taken reasonable steps to protect Company's rights in Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Company, and, without limiting the foregoing, Company has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent (or a form providing substantially the same protection) and all current and former employees and contractors of Company have executed such an agreement, except where the failure to do so is not reasonably expected to be material to Company.

    2.20 AGREEMENTS, CONTRACTS AND COMMITMENTS. Neither Company nor any of its subsidiaries is a party to or is bound by:

    2.20.1 any employment or consulting agreement, contract or commitment with any officer, director or member of Company's Board of Directors, other than those that are terminable by Company or any of its subsidiaries on no more than thirty days notice and which do so with no express (whether by contract or by policy) liability or financial obligation to the Company;

    2.20.2 any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

    2.20.3 any agreement of indemnification or any guaranty currently in force other than any agreement of indemnification entered into in connection with the sale or license or distribution or marketing of software products or services in the ordinary course of business;

    2.20.4 any agreement, contract or commitment containing any covenant limiting in any respect the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

    2.20.5 any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

    2.20.6 any material joint marketing or development agreement currently in force under which Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any material agreement pursuant to which Company or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Company or any of its subsidiaries and which may not be canceled without penalty upon notice of 90 days or less;

    2.20.7 any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Company and its subsidiaries taken as a whole; or

    2.20.8 any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product, service or technology except as a distributor in the normal course of business.

    Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Disclosure Letter pursuant to this Section 2.20 hereof (any such agreement, contract or commitment, a "Company Contract") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

    2.21 COMPANY RIGHTS PLAN. The Company Rights Plan has been amended to (i) render the Company Rights Plan inapplicable to the Merger and the other transactions contemplated by this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements, (ii) ensure that (y) neither Parent nor Merger Sub, nor any of their affiliates shall be deemed to have become an Acquiring Person (as defined in the Company Rights
Plan) pursuant to the Company Rights Plan solely by virtue of the execution of this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements of the consummation of the transactions contemplated hereby or thereby and (z) a Distribution Date, a
Section 11(a)(ii) Trigger Date or a Shares Acquisition Date (as such terms are defined in the Company Rights Plan) or similar event does not occur by reason of the execution of this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements, the consummation of the Merger, or the consummation of the other transactions, contemplated hereby and thereby, (iii) provide that the exercise of rights under the Company Rights Plan shall expire immediately prior to the Effective Time, and (iv) that such amendment may not be further amended by the Company without the prior consent of Parent in its sole discretion.

    2.22 INSURANCE. Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and its subsidiaries (collectively, the "Insurance Policies") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Company and its subsidiaries. There is no material claim by Company or any of its subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

    2.23 OPINION OF FINANCIAL ADVISOR. Company has been advised in writing by its financial advisor, Morgan Stanley & Co., Incorporated, that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair to the stockholders of Company from a financial point of view.

    2.24 BOARD APPROVAL. The Board of Directors of Company has, as of the date of this Agreement (i) approved, subject to stockholder approval, this Agreement and the Company Option Agreement and the transactions contemplated hereby and thereby, (ii) determined that the Merger is in the best interests of the stockholders of Company and is on terms that are fair to such stockholders and
(iii) recommended that the stockholders of Company approve this Agreement and the Merger.

    2.25 VOTE REQUIRED. The affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock are entitled to vote thereon is the only vote of the holders of any class or series of Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

    2.26 STATE TAKEOVER STATUTES. The Board of Directors of the Company has approved the Merger, this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements, and such approval is sufficient to render inapplicable to the Merger, this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements and the transactions contemplated by this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements, the provisions of Section 203 of the Delaware General Corporation Law to the extent, if any, such Section is applicable to the Merger, this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements and the transactions contemplated by this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements (assuming that Parent and its "affiliates" and "associates" (as defined under both Section 203 of the Delaware Statute and Rule 405 under the Securities Act), collectively beneficially own and have beneficially owned at all times during the three-year period prior to the date hereof less than 1% of the shares of Company Common Stock outstanding, other than shares of Company Common Stock issuable pursuant to the Company Option Agreement to be entered into concurrently herewith). To the Company's knowledge after consultation with the Company's outside counsel, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements or the transactions contemplated by this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub jointly and severally represent and warrant to Company, subject to such exceptions as are set forth in the Parent SEC Reports (as defined in Section 3.6 or specifically disclosed in the disclosure letter (referencing the appropriate section and paragraph number) delivered by Parent and Sub to Company on or prior to the date of this Agreement (the "Parent Disclosure Letter"), as follows:

    3.1 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

    3.2 CERTIFICATE OF INCORPORATION AND BYLAWS. Parent has previously furnished to Company a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date. Such Certificate of Incorporation, Bylaws and equivalent organizational documents of each of its subsidiaries are in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents.

    3.3 CAPITALIZATION. The authorized capital stock of Parent consists of (i) 500,000,000 shares of Parent Common Stock and of (ii) 5,000,000 shares of Preferred Stock, par value $.01 per share ("Parent Preferred Stock"), 440,000 of which have been designated as Series A-1 Preferred Stock and 80,000 of which have been designated as Series B Preferred Stock. At the close of business on September 30, 1998 (i) 172,310,746 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 248,975 shares of Parent Common Stock were held in treasury by Parent or by subsidiaries of Parent, (iii) 2,837,759 shares of Parent Common Stock were reserved for future issuance pursuant to Parent's employee stock purchase plan,
(iv) 18,140,543 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options ("Parent Options") to purchase Parent Common Stock. As of the date hereof, no shares of Series A-1 Preferred Stock and 32,000 shares of Series B Preferred Stock were issued or outstanding. A warrant to purchase 80,000 shares of Series A-1 Preferred Stock and warrants to purchase an aggregate of 951,891 shares of Parent Common Stock, associated with the exercise of Series B Preferred Stock, were outstanding as of the date hereof. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

    3.4 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Company Option Agreement, and to perform its obligations hereunder and thereunder, subject to obtaining the approval of Parent's stockholders of the issuance of Parent Common Stock in the Merger, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Option Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Company Option Agreement, or to consummate the transactions so contemplated. This Agreement and the Company Option Agreement have been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitute legal and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms.

    3.5  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

    3.5.1 The execution and delivery of this Agreement by Parent and Merger Sub and the Company Option Agreement by Parent do not, and the performance of this Agreement by Parent and Merger Sub and the Company Option Agreement by Parent shall not, (i) conflict with or violate the Certificate of

Incorporation, Bylaws or equivalent organizational documents of Parent or any of its subsidiaries, (ii) subject to compliance with the requirements set forth in
Section 3.5.2 below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which it or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's or any such subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected.

    3.5.2 The execution and delivery of this Agreement by Parent and Merger Sub and the Company Option Agreement by Parent do not, and the performance of this Agreement by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act and of foreign governmental entities and the rules and regulations thereunder, the rules and regulations of the Nasdaq Stock Market, and the filing and recordation of the Certificate or Merger as required by the Delaware General Corporation Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (i) would not prevent consummation of the Merger or otherwise prevent Parent or Sub from performing their respective obligations under this Agreement or (ii) could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

    3.6  SEC FILINGS; FINANCIAL STATEMENTS.

    3.6.1 Parent has made available to Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after January 1, 1997 and prior to the date of this Agreement (the "Parent SEC Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since January 1, 1997. The Parent SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any reports or other documents with the SEC.

    3.6.2 Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP (including, without limitation, in accordance with the revenue recognition provisions thereof) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

    3.6.3 Parent has previously furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

    3.6.4 Parent has filed all the reports required to be filed under the Exchange Act during the preceding twelve months.

    3.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since June 30, 1998, Parent and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any Material Adverse Effect on Parent or (ii) any material change by Parent in its accounting methods, principles or practices except as required by concurrent changes in GAAP.

    3.8 ABSENCE OF LITIGATION. Except as set forth in the Parent SEC Reports, there are no material claims, actions, suits or proceedings pending or, to the knowledge of Parent, threatened (or to the knowledge of Parent, any governmental or regulatory investigation pending or threatened) against Parent or any of its subsidiaries as to which Parent or any of its subsidiaries has received any written notice or assertion, or any properties or rights of Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign.

    3.9 REGISTRATION STATEMENT; PROXY STATEMENT. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the dates mailed to the stockholders of Company, at the time of the Company Stockholders Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder.

    3.10 BOARD APPROVAL. The Board of Directors of Parent has, as of the date hereof, (i) approved this Agreement, the Merger Agreement, the Company Option Agreement and the transactions contemplated hereby and thereby and (ii) determined that the Merger is in the best interests of the stockholders of Parent and is on terms that are fair to such stockholders.

    3.11 INTERIM OPERATIONS OF MERGER SUB. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

    3.12 PARENT OWNERSHIP OF COMPANY COMMON STOCK. Parent and, to the best knowledge of Parent, its "affiliates" and "associates" (as defined under both
Section 203 of the Delaware Statute and Rule 405 under the Securities Act), collectively beneficially own and have beneficially owned at all times during the three-year period prior to the date hereof less than 1% of the shares of Company Common Stock outstanding (other than shares of Company Common Stock issuable pursuant to the Company Option Agreement to be entered into concurrently herewith).

                                   ARTICLE IV
                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1 CONDUCT OF BUSINESS BY COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

    In addition, except as permitted by the terms of this Agreement, and except as provided in Section 4.1 of the Company Disclosure Letter, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

    (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

    (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan;

    (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

    (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

    (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the service relationship with any employee or consultant pursuant to stock option or purchase agreements in effect on the date hereof;

    (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of stock options or warrants therefor outstanding as of the date of this Agreement, and (ii) shares of Company Common Stock issuable to participants in the ESPP consistent with the terms thereof and (y) the granting of stock options (and the issuance of Common Stock upon exercise thereof), in the ordinary course and consistent with past practices, in an amount not to exceed options to purchase (and the issuance of Common Stock upon exercise thereof) 60,000 shares in the aggregate;

    (g) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

    (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Company or enter into any material joint ventures, strategic partnerships or alliances;

    (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Company, except sales or licenses of product or inventory in the ordinary course of business consistent with past practice;

    (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or
(ii) pursuant to existing credit facilities in the ordinary course of business;

    (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will,"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

    (l) Make any individual or series of related payments outside of the ordinary course of business in excess of $100,000, other than banking, accounting, legal and printing fees associated with the Merger;

    (m) except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

    (n) enter into any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of Company's products or products licensed by Company other than in the ordinary course of business consistent with past practice, but in no event shall Company enter into any exclusive distribution arrangement;

    (o) materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

    (p) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code;

    (q) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

    (r) Agree in writing or otherwise to take any of the actions described in
Article 4 (a) through (q) above.

    4.2 CONDUCT OF BUSINESS BY PARENT. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as permitted by the terms of this Agreement and except as provided in Section 4.2 of the Parent Disclosure Letter, without the prior written consent of Company (which consent shall not be unreasonably withheld), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do any of the following:

    (a) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; or

    (b) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    5.1 PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT; OTHER FILINGS; BOARD RECOMMENDATIONS. As promptly as practicable after the execution of this Agreement, Company and Parent will prepare, and file with the SEC, the Proxy Statement/Prospectus and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Other Filing. Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Other Filing, Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Company, such amendment or supplement.

    5.2  MEETING OF COMPANY STOCKHOLDERS.

    (a) Promptly after the date hereof, Company will take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and Bylaws to convene the Company Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement and the Merger. Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding the anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to Company's stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company's Stockholders' Meeting. Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and subject to Section 5.2(c) that all proxies solicited by the Company in connection with the Company Stockholders' Meeting are solicited, in compliance with the Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements. Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this
Section 5.2(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition

Proposal, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Company with respect to the Merger.

    (b) Subject to Section 5.2(c): (i) the Board of Directors of Company shall unanimously recommend that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has unanimously recommended that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Board of Directors of Company that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger. For purposes of this Agreement, said recommendation of the Board of Directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

    (c) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying its unanimous recommendation in favor of the Merger, or from endorsing or recommending to its stockholders a Superior Offer (as defined below) if (i) a Superior Offer is made to the Company and is not withdrawn, (ii) neither Company nor any of its representatives shall have violated any of the restrictions set forth in Section
5.4 with respect to such Superior Offer or the party making such offer (or any affiliate or associate of such party), and (iii) the Board of Directors of Company or any committee thereof concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation, and the endorsement or recommendation of such Superior Offer, is required in order for the Board of Directors of Company or any committee thereof to comply with its fiduciary obligations to Company's stockholders under applicable law. Subject to applicable laws, nothing contained in this Section 5.2 shall limit Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified). For purposes of this Agreement ("Superior Offer") shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the fair market value of Company's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company, on terms that the Board of Directors of Company determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to the Company stockholders than the terms of the Merger; PROVIDED, HOWEVER, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of Company's Board of Directors to be obtained by such third party on a timely basis.

    5.3  CONFIDENTIALITY; ACCESS TO INFORMATION.

    (a) The parties acknowledge that Company and Parent have previously executed a Confidentiality Agreement, dated as of September 1, 1998 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

    (b) Access to Information. Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Company, as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

    5.4  NO SOLICITATION.

    (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article V5, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) subject to Section 5.2(c), approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Transaction; PROVIDED, HOWEVER, that prior to the approval of this Agreement by the required Company Stockholder Vote, this Section 5.4(a) shall not prohibit Company from (A) furnishing nonpublic information regarding Company and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions or negotiations with, any person or group in response to a Superior Offer submitted by such person or group (and not withdrawn) if (1) neither Company nor any representative of Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4 with respect to such person or group making such Superior Offer (or any affiliate or associate of such person or group), (2) the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such person or group, Company gives Parent written notice of the identity of such person or group and of Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and the Company receives from such person or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of the Company, and (4) contemporaneously with furnishing any such nonpublic information to such person or group, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent) or (B) complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer or director of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative (excluding non-officer employees) of Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4 by Company. In addition to the foregoing, the Company shall (i) provide Parent with at least 24 hours prior notice (or such lesser prior notice as provided to the members of Company's Board of Directors but in no event less than eight hours) of any meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to consider a Superior Offer and (ii) provide Parent with at least two (2) business days or forty-eight (48) hours prior written notice of a meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to recommend a Superior Offer to its stockholders and together with such notice a copy of the definitive documentation relating to such Superior Offer, to the extent available.

    For purposes of this Agreement, "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement, "Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from the Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of the Company; or (C) any liquidation or dissolution of the Company.

    (b) In addition to the obligations of Company set forth in paragraph (a) of this Section 5.4, Company as promptly as practicable shall advise Parent orally and in writing of any request for nonpublic information which Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which Company reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Company will keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

    5.5 PUBLIC DISCLOSURE. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or Nasdaq. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

    5.6  REASONABLE EFFORTS; NOTIFICATION.

    (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

    (b) Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied, PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

    (c) Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied, PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

    5.7 THIRD PARTY CONSENTS. As soon as practicable following the date hereof, Parent and Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

    5.8  STOCK OPTIONS AND EMPLOYEE BENEFITS.

    (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a "Company Stock Option") under Company's 1995 Stock Option Plan (including options granted under the predecessor 1991 Stock Option
Plan) and Supplemental Stock Option Plan or as described in Section 2.3(viii) hereof, whether or not exercisable, whether or not vested, shall by virtue of the Merger and without any further action on the part of Company or the holder thereof, be assumed by Parent in such manner that Parent (i) is "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of Section 424 of the Code, or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be a transaction within Section 424 of the Code. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (1) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for the number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and
(2) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. In addition, each Restricted Stock Purchase Agreement between the Company or an Affiliate and an employee of such entity shall be assumed by Parent, and the number of shares subject to such Restricted Stock Purchase Agreement will be adjusted as described above.

    (b) It is intended that Company Stock Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in
Section 422 of the Code to the extent Company Stock Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.8 shall be applied consistent with such intent.

    (c) Outstanding purchase rights under the ESPP shall be exercised upon the earlier of January 29, 1999 or immediately prior to the Effective Time, provided that if the Effective Time is later than January 31, 1999, then a new Purchase Period (as defined in the ESPP) will commence on February 1, 1999 and will end upon the earlier of July 31, 1999 or immediately prior to the Effective Time, and each participant in the ESPP shall accordingly be issued shares of Company Common Stock at that time pursuant to the terms of the ESPP and each share of Company Common Stock so issued shall by virtue of the Merger, and without any action on the part of the holder thereof, be converted into the right to receive the Common Stock of the Parent pursuant to Section 1.6(a).

    (d) From and after the Effective Time, Parent shall grant all employees credit for all service (to the same extent as service with Parent is taken into account with respect to similarly situated employees of Parent) with Company prior to the Effective Time for (i) eligibility and vesting purposes and (ii) for purposes of vacation accrual after the Effective Time as if such service with Company was service with Parent. Parent and Company agree that where applicable with respect to any medical or dental benefit plan of Parent, Parent shall, to the extent permitted under its plans, waive any pre-existing condition exclusion and actively-at-work requirements (provided, however, that no such waiver shall apply to a pre-existing condition of any employee of Company who was, as of the Effective Time, excluded from participation in a plan by virtue of such pre-existing condition).

    (e) Any Company employee whose employment is involuntarily terminated without cause within 90 days following the Effective Time will receive severance benefits in accordance with the existing terms of the Company Officers Severance Plan or Company Employee Severance Plan, to the extent such individual is eligible under each such plan. In addition, any person who is a Company officer on the date hereof whose employment is voluntarily terminated within ninety (90) days following the Effective Time will receive severance benefits in accordance with the existing terms of the Company Officers Severance Plan, to the extent such officer is eligible under such plan.

    5.9 FORM S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as soon as is reasonably practicable after the Effective Time (but in any event within five (5) business days of the Effective Time) and intends to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

    5.10  INDEMNIFICATION.

    (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its present and former directors and officers in effect immediately prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under Company's Certificate of Incorporation or Bylaws as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of four years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless such modification is required by law.

    (b) For a period of four years after the Effective Time, Parent will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Company's directors' and officers' liability insurance policy on terms substantially similar to those applicable to the current directors and officers of Company; PROVIDED, HOWEVER, that in no event will Parent or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by Company for such coverage (or such coverage as is available for such 150% of such annual premium).

    (c) The provisions of this Section 5.10 are intended to be in addition to the rights otherwise available to the Indemnified Parties by law, charter, statute, bylaw, resolution of the Board of Directors of the Company or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

    5.11 NASDAQ LISTING. Parent agrees to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

    5.12 COMPANY AFFILIATE AGREEMENT. Set forth in the Company Disclosure Letter is a list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (each a "Company Affiliate"). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Company will use its commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as EXHIBIT C (the "Company Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

    5.13 REGULATORY FILINGS; REASONABLE EFFORTS. As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

    5.14 COMFORT LETTER. Prior to the Closing, Company shall cause Ernst & Young LLP, certified public accountants to Company, to provide a letter reasonably acceptable to Parent, relating to their audit of the financial statements relating to Company contained in or incorporated by reference in the Registration Statement.

    5.15 COMPANY AUDIT; ACCOUNTANTS' CONSENT. Company shall cause Ernst & Young LLP, certified public accountants to the Company, by a target date of November 15, 1998 but in no event later than November 30, 1998; (i) to complete, and to communicate to Parent the results of, an audit of the Company's financial statements (A) for each of the three calendar quarters of 1998 which have been completed as of the date hereof (the "Quarterly Audit") and (B) as of and for the nine-month period ending September 30, 1998 (the "Nine-Month Audit"); and
(ii) to provide, upon request, an accountants' consent for the inclusion, in the Proxy Statement/Prospectus, of audit report(s) for the periods required to be included in such Proxy Statement/Prospectus as well as for the nine-month period ending September 30, 1998 (irrespective of whether an audit for such period is required under SEC rules) (the "Accountants' Consent"). The inclusion of a going concern qualification in the Nine-Month Audit or any Quarterly Audit shall not be deemed to result in a breach of the covenant set forth in this Section 5.15.

    5.16 NO RIGHTS PLAN AMENDMENT. Except as required by Section 6.3(e), prior to the Closing, Company shall not amend or modify the Company Rights Plan in any manner or take another action so as to (i) render the Company Rights Plan inapplicable to any transaction(s) other than the Merger and other transactions contemplated by this Agreement, the Company Stock Option Agreement, the Company Affiliate Agreements and the Company Voting Agreements, or (ii) permit any person or group who would otherwise be an Acquiring Person (as defined in the Company Rights Plan) not to be an Acquiring Person, or (iii) provide that a Distribution Date, a Section II(a)(ii) Trigger Date or a Shares Acquisition Date (as such terms are defined in the Company Rights Plan) or similar event does not occur by reason of the execution of any agreement or transaction other than this Agreement and the Merger and the agreements and transactions contemplated hereby and thereby, or (iv) except as specifically contemplated by this Agreement, otherwise affect the rights of holders of Company Rights.

    5.17 NONCOMPETITION AGREEMENTS. The Company will encourage the persons set forth on Exhibit D-1 hereto to enter into Noncompetition Agreements substantially in the form attached hereto as Exhibit D-2.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

    (a) COMPANY STOCKHOLDER APPROVAL. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Company.

    (b) REGISTRATION STATEMENT EFFECTIVE; PROXY STATEMENT. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

    (c) NO ORDER; HSR ACT. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

    (d) TAX OPINIONS. Parent and Company shall each have received written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Gunderson Dettmer Stough Villenueve Franklin & Hachigan, LLP, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

    (e) NASDAQ LISTING. The shares of Parent Common Stock issuable to stockholders of Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance.

    6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF COMPANY. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

    (a) REPRESENTATIONS AND WARRANTIES. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except, (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent and Merger Sub, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on Parent and Merger Sub as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

    (b) AGREEMENTS AND COVENANTS. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

    (c) MATERIAL ADVERSE EFFECT. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

    6.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

    (a) REPRESENTATIONS AND WARRANTIES. Each representation and warranty of Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Company (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on Company as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

    (b) AGREEMENTS AND COVENANTS. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

    (c) MATERIAL ADVERSE EFFECT. No Material Adverse Effect with respect to Company and its subsidiaries shall have occurred since the date of this Agreement.

    (d) AFFILIATE AGREEMENTS. Each of the Company Affiliates shall have entered into the Company Affiliate Agreement and each of such agreements will be in full force and effect as of the Effective Time.

    (e) COMPANY RIGHTS PLANS. All actions necessary to extinguish and cancel all outstanding Rights under the Company Rights Plan or render such rights inapplicable to the Merger shall have been taken.

    (f) COMPANY AUDIT. (i) On or before November 30, 1998, the Quarterly Audit and the Nine-Month Audit shall have been completed by Ernst & Young LLP and the results of such audits shall have been communicated to Parent; and (ii) the revenues and other financial results of the Quarterly Audit for each of the three calendar quarters included in such audit shall not be materially different from the revenues and other financial results disclosed by the Company for each of such three calendar quarters in the Form 10-Q filed by the Company with respect to each such quarter; and (iii) if requested, Ernst & Young LLP shall have provided the Accountants' Consent on or before November 30, 1998.

    (g) NO ADJUSTMENT TO FINANCIAL STATEMENTS. No material restatement or adjustment shall have occurred or been made to any audited financial statements of the Company which were contained in any Company SEC Reports filed by the Company on or before the date hereof.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

    7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of Company or Parent:

    (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

    (b) by either Company or Parent if the Merger shall not have been consummated by April 30, 1999 for any reason; PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 7.1(b) shall ont be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

    (c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

    (d) by either Company or Parent if the required approval of the stockholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company stockholders duly convened therefor or at any adjournment thereof (PROVIDED that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by Company of this Agreement);

    (e) by Parent if a Triggering Event (as defined below) shall have occurred;

    (f) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the stockholders of Company) if a Termination Event (as defined below) shall have occurred;

    (g) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, PROVIDED that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then Company may not terminate this Agreement under this Section 7.1(g) for thirty days after delivery of written notice from Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty day period); or

    (h) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, PROVIDED, that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(h) for thirty days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (h) if it shall have materially breached this Agreement or if such breach by Company is cured during such thirty day period).

    For the purposes of this Agreement, a "Termination Event" shall be deemed to occur if Company shall not have used commercially reasonable efforts to hold the Company Stockholders' Meeting as promptly as practicable and in any event within forty-five (45) days after the Registration Statement is declared effective under the Securities Act.

    For the purposes of this Agreement, a "Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) Company shall have failed to include in the Proxy Statement/Prospectus the unanimous recommendation of the Board of Directors of Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) Board of Directors of Company fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within seven (7) business days after Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iv) the Board of Directors of Company or any committee thereof shall have approved or publicly recommended any Acquisition Proposal;
(v) Company shall have entered into any letter of intent of similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or
(vi) a tender or exchange offer relating to securities of Company shall have been commenced by a Person unaffiliated with Parent and Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

    7.2 NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8 (miscellaneous), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

    7.3 FEES AND EXPENSES. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; PROVIDED, HOWEVER, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement/Prospectus

(including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

    7.4 AMENDMENT. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

    7.5 EXTENSION; WAIVER. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

    8.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

    8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

    (a) if to Parent or Merger Sub, to:

    Informix Corporation
    4100 Bohannon Drive
    Menlo Park, CA 94025
    Attention: Gary Lloyd, Vice President, General Counsel
    Telephone No.:  (650) 926-6300
    Telecopy No.:   (650) 926-6562

    with a copy to:

    Wilson Sonsini Goodrich & Rosati
    Professional Corporation
    650 Page Mill Road
    Palo Alto, California 94304-1050
    Attention: Martin W. Korman, Esq./Jeffrey A. Herbst, Esq.
    Telephone No.:  (650) 493-9300
    Telecopy No.:   (650) 493-6811

    (b) if to Company, to:

    Red Brick Systems, Inc.
    485 Alberto Way
    Los Gatos, CA 95032
    Attention: Chris Erickson, President
    Telephone No.:  (408) 399-3200
    Telecopy No.:   (408) 399-7264
    with a copy to:

    Gunderson Dettmer Stough Villenueve
    Franklin & Hachigan, LLP
    155 Constitution Drive
    Menlo Park, California 94025
    Attention: Daniel E. O'Connor, Esq.
    Telephone No.:  (650) 321-2400
    Telecopy No.:   (650) 321-2800

    8.3  INTERPRETATION; KNOWLEDGE.

    (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

    (b) For purposes of this Agreement the term "knowledge" means with respect to a party hereto, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer, General Counsel or Controller of such party, has actual knowledge of such matter.

    (c) For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its parent (if applicable) or subsidiaries taken as a whole; provided, however, that the following shall not be considered a "Material Adverse Effect": (i) changes, events, violations, inaccuracies, circumstances and effects that are caused by conditions affecting the United States economy as a whole or affecting the industry in which such entity completes as a whole, which conditions do not affect such entity in a disproportionate manner, (ii) a shortfall in revenues of such entity as a result of delays in customer orders (including any effects on such entity's operating income which result directly from such revenue shortfall), which delays result from the announcement and pendency of the Merger, or (iii) the loss of employees resulting from the announcement and pendency of the Merger.

    (d) For purposes of this Agreement, the term "person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

    (e) For purposes of this Agreement, the term "subsidiary" or "subsidiaries" shall not include Red Brick Australasia Pty Ltd.

    8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    8.5 ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Parent Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in
Section 5.10.

    8.6 SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    8.7 OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    8.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court within the Northern District of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, other than issues involving the corporate governance of any of the parties hereto, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

    8.9 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    8.10 ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

    8.11 WAIVER OF JURY TRIAL. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

                                     *****

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                INFORMIX CORPORATION

                                By:         /s/ ROBERT J. FINOCCHIO, JR.
                                     -----------------------------------------
                                           Name: Robert J. Finocchio, Jr.
                                        Title: PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER

                                IC MERGER CORPORATION

                                By:         /s/ ROBERT J. FINOCCHIO, JR.
                                     -----------------------------------------
                                           Name: Robert J. Finocchio, Jr.
                                        Title: PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER

                                RED BRICK SYSTEMS, INC.

                                By:         /s/ CHRISTOPHER G. ERICKSON
                                     -----------------------------------------
                                           Name: Christopher G. Erickson
                                        Title: PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER

                           **** MERGER AGREEMENT ****

                         EXHIBIT A TO MERGER AGREEMENT

                            Form of Voting Agreement

                                VOTING AGREEMENT

    This Voting Agreement ("Agreement") is made and entered into as of October 7, 1998, between Informix Corporation, a Delaware corporation ("Parent"), and the undersigned stockholder ("Stockholder") of Red Brick Systems, Inc., a Delaware corporation (the "Company").

                                    RECITALS

    A. Concurrently with the execution of this Agreement, Parent, Company and IC Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Reorganization of even date herewith (the "Merger Agreement") which provides for the merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, shares of Common Stock of the Company will be converted into Common Stock of Parent on the basis described in the Merger Agreement.

    B. The Stockholder is the record holder and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding Common Stock of the Company as is indicated on the final page of this Agreement (the "Shares").

    C. Parent desires the Stockholder to agree, and the Stockholder is willing to agree, not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of the Company acquired hereafter and prior to the Expiration Date (as defined in Section 1.1 below, except as otherwise permitted hereby), and to vote the Shares and any other such shares of capital stock of the Company so as to facilitate consummation of the Merger.

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, the parties agree as follows:

    1.  AGREEMENT TO RETAIN SHARES.

    1.1 TRANSFER AND ENCUMBRANCE. Stockholder agrees not to transfer (except as may be specifically required by court order), sell, exchange, pledge or otherwise dispose of or encumber any of the Shares or any New Shares as defined in Section 1.2 below, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date as the Merger Agreement shall be terminated pursuant to Article VII thereof.

    1.2 ADDITIONAL PURCHASES. Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

    2. AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the Stockholders of the Company with respect to any of the following, Stockholder shall vote the Shares and any New Shares: (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger; and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than with Parent and its affiliates and against any liquidation or winding up of the Company (each of the foregoing is hereinafter referred to as an "Opposing Proposal"). Stockholder agrees not to take any actions contrary to Stockholder's obligations under this Agreement.

                                     A-A-1

    3. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent a proxy in the form attached hereto as EXHIBIT A (the "Proxy"), which shall be irrevocable, with the total number of shares of capital stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder set forth therein.

    4.  REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE
STOCKHOLDER. Stockholder hereby represents, warrants and covenants to Parent as follows:

    4.1 OWNERSHIP OF SHARES. Stockholder (i) is the beneficial owner of the Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of the Company other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law); and
(iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

    4.2 NO PROXY SOLICITATIONS. Stockholder will not, and will not permit any entity under Stockholder's control to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (ii) initiate a Stockholders' vote or action by consent of the Company Stockholders with respect to an Opposing Proposal; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Opposing Proposal. This provision shall not in any manner limit the Company's ability through its officers and directors to take action specifically permitted by the
provisions of Section       of the Merger Agreement.

    5. ADDITIONAL DOCUMENTS. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent and Stockholder, as the case may be, to carry out the intent of this Agreement.

    6. CONSENT AND WAIVER. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Stockholder is a party or pursuant to any rights Stockholder may have.

    7. TERMINATION. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

    8.  MISCELLANEOUS.

    8.1 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

    8.2 BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, either this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

    8.3 AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

    8.4 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants

                                     A-A-2
or agreement of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

    8.5 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

    If to Parent:

    Informix Corporation
    4100 Bohannon Drive
    Menlo Park, California 94025
    Attn: General Counsel

    With a copy to:

    Wilson Sonsini
    Goodrich & Rosati
    650 Page Mill Road
    Palo Alto, California 94304
    Attn: Martin W. Korman, Esq.
    Jeffrey A. Herbst, Esq.

If to the Stockholder:

    At the address provided by Stockholder to Parent in writing

    With a copy to:

    Gunderson Dettmer
    155 Constitution Drive
    Menlo Park, California 94025
    Attn:  Daniel E. O'Connor, Esq.

    or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

    8.6 GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California.

    8.7 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

    8.8 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

    8.9 EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

                                     A-A-3

    IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.

                                          INFORMIX CORPORATION

                                          By:
                                             -----------------------------------

                                               Name:  Robert J. Finocchio, Jr.

                                                 Title:  PRESIDENT AND CHIEF
                                                      EXECUTIVE OFFICER

                                          STOCKHOLDER

                                          --------------------------------------

                                          Name:

                                          Stockholder's Address for Notice:

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                          Shares beneficially owned:

                                                   shares of Common Stock

                             ***VOTING AGREEMENT***

                                     A-A-4

                                   EXHIBIT A
                               IRREVOCABLE PROXY

    The undersigned Stockholder of Red Brick Systems, Inc., a Delaware corporation ("Company"), hereby irrevocably appoints the directors on the Board of Directors of Informix Corporation, a Delaware corporation ("Parent"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of Company beneficially owned by the undersigned, which shares are listed on the final page of this Proxy (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement and Plan of Reorganization dated as of October 7, 1998 (the "Merger Agreement"), among Parent, IC Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

    This proxy is irrevocable, is granted pursuant to the Voting Agreement dated as of October 7, 1998 between Parent and the undersigned Stockholder (the "Voting Agreement"), and is granted in consideration of Parent entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of Company stockholders, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any proposal made in opposition to or competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization of Company with any party other than Parent and its affiliates and against any liquidation or winding up of Company.

    The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the Stockholders of Company and in every written consent in lieu of such meeting, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, and against any merger, consolidation, sale of assets, reorganization or recapitalization of Company with any party other than Parent and its affiliates, and against any liquidation or winding up of Company, and may not exercise this proxy on any other matter. The undersigned Stockholder may vote the Shares on all other matters.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

    This proxy is irrevocable.

Dated: October 7, 1998

    Signature of Stockholder: __________________________________________________

    Print Name of Stockholder: _________________________________________________

    Shares beneficially owned:

                             ____________________________ shares of Common Stock

                                     A-A-5

                         EXHIBIT B TO MERGER AGREEMENT

                         Form of Stock Option Agreement

                             STOCK OPTION AGREEMENT

    THIS STOCK OPTION AGREEMENT dated as of October 7, 1998 (the "AGREEMENT") is entered into by and between Red Brick Systems, Inc., a Delaware corporation ("RED BRICK") and Informix Corporation, a Delaware corporation ("INFORMIX"). Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

                                    RECITALS

    A. Concurrently with the execution and delivery of this Agreement, Red Brick, Informix and IC Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Informix ("SUB"), are entering into an Agreement and Plan of Reorganization (the "MERGER AGREEMENT"), which provides that, among other things, upon the terms and subject to the conditions thereof, Red Brick and Informix will enter into a business combination transaction (the "MERGER").

    B. As a condition to Informix's willingness to enter into the Merger Agreement, Informix has requested that Red Brick agree, and Red Brick has so agreed, to grant to Informix an option to acquire shares of Red Brick's Common Stock, $0.0001 par value, upon the terms and subject to the conditions set forth herein.

                                   AGREEMENT

    NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

    1.  GRANT OF OPTION

    Red Brick hereby grants to Informix an irrevocable option (the "OPTION") to acquire up to a number of shares of the Common Stock, $0.0001 par value, of Red Brick ("RED BRICK SHARES"), including the associated rights (the "Rights") to purchase shares of Red Brick Preferred Stock pursuant to the Rights Agreement, dated as of July 21, 1997, between Red Brick and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agreement"), equal to 19.9% of the issued and outstanding shares of capital stock of Red Brick as of the first date, if any, upon which an Exercise Event (as defined in Section 2(a) below) shall occur (the "OPTION SHARES"), in the manner set forth below by paying cash at a price of $2.40 per share (the "EXERCISE PRICE"). All references in this Agreement to Red Brick Shares issued to Informix hereunder shall be deemed to include the Rights (subject to the terms of the Rights Agreement).

    2.  EXERCISE OF OPTION; MAXIMUM PROCEEDS

    (a) For all purposes of this Agreement, an "EXERCISE EVENT" shall have occurred (i) immediately prior to the earlier of (x) the consummation of, or (y) the record date, if any, for a meeting of Red Brick's stockholders with regard to, an Acquisition Proposal for an Acquisition Transaction with respect to Red Brick with any party other than Informix (or an affiliate of Informix), (ii) immediately prior to the effectiveness of a Change of Control (as defined below) of the Red Brick Board of Directors as a result of an election contest within the meaning of Rule 14a-11 of the Exchange Act; or (iii) upon termination of the Merger Agreement pursuant to Section 7.1(b), (e) or (f). For purposes of this Agreement, a "Change of Control" of the Red Brick Board of Directors shall mean a change in the composition of such Board as a result of which fewer than a majority of the incumbent directors are directors who either (A) had been directors of Red Brick at least eighteen (18) months prior to such change or (B) were elected or nominated for election to the Red Brick Board with the affirmative votes of at least a majority of the directors who had been directors of Red Brick at least eighteen (18) months prior to such change and who were still serving as directors at the time of the election or nomination.

    (b) Informix may deliver to Red Brick a written notice (an "EXERCISE NOTICE") specifying that it wishes to exercise and close a purchase of Option Shares upon the occurrence of an Exercise Event and

                                     A-B-1
specifying the total number of Option Shares it wishes to acquire (i) upon public disclosure of an Acquisition Proposal for an Acquisition Transaction with respect to Red Brick, with any party other than Informix (or an affiliate of Informix) (ii) upon the commencement of an election contest within the meaning of Rule 14a-11 of the Exchange Act with the purpose of seeking to effect a Change of Control of the Red Brick Board of Directors, or (iii) upon termination of the Merger Agreement pursuant to Section 7.1(b), (e) or (f) (the events specified in clauses (i), (ii) or (iii) of this sentence being referred to herein as "CONDITIONAL EXERCISE EVENTS"). At any time after delivery of an Exercise Notice, unless such Exercise Notice is withdrawn by Informix, the closing of a purchase of Option Shares (a "CLOSING") specified in such Exercise Notice shall take place at the principal offices of Red Brick upon the occurrence of an Exercise Event or at such later date prior to the termination of the Option as may be designated by Informix in writing. In the event that no Exercise Event shall occur prior to termination of the Option, such Exercise Notice shall be void and of no further force and effect.

    (c) The Option shall terminate upon the earliest of (i) the Effective Time,
(ii) 12 months following the termination of the Merger Agreement; PROVIDED, HOWEVER, that if the Option is exercisable but cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the HSR Act shall not have expired or been terminated, or because any other condition to closing has not been satisfied, then the Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal.

    (d) If Informix receives proceeds in connection with any sales or other dispositions of Option Shares, plus any dividends received by Informix declared on Option Shares (including by exercising the Informix Put described in Section 6(a) hereof), of more than the sum of (x) $2,000,000 plus (y) the Exercise Price multiplied by the number of Red Brick Shares purchased by Informix pursuant to the Option, then all proceeds to Informix in excess of such sum shall be remitted by Informix to Red Brick.

    3.  CONDITIONS TO CLOSING

    The obligation of Red Brick to issue Option Shares to Informix hereunder is subject to the conditions that (a) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder shall have expired or been terminated; (b) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder shall have been obtained or made, as the case may be; and (c) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect. It is understood and agreed that at any time during which Informix shall be entitled to deliver to Red Brick an Exercise Notice, the parties will use their respective best efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable, and in any event, upon the occurrence of an Exercise Event.

    4.  CLOSING

    At any Closing, (a) Red Brick shall deliver to Informix a single certificate in definitive form representing the number of Red Brick Shares designated by Informix in its Exercise Notice consistent with this Agreement, such certificate to be registered in the name of Informix and to bear the legend set forth in
Section 10 hereof, against delivery of (b) payment by Informix to Red Brick of the aggregate purchase price for the Red Brick Shares so designated and being purchased by delivery of a certified check or bank check in immediately available funds.

    5.  REPRESENTATIONS AND WARRANTIES OF RED BRICK

    Red Brick represents and warrants to Informix that (a) Red Brick is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution

                                     A-B-2
and delivery of this Agreement by Red Brick and consummation by Red Brick of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Red Brick and no other corporate proceedings on the part of Red Brick are necessary to authorize this Agreement or any of the transactions contemplated hereby; (c) this Agreement has been duly executed and delivered by Red Brick and constitutes a legal, valid and binding obligation of Red Brick and, assuming this Agreement constitutes a legal, valid and binding obligation of Informix, is enforceable against Red Brick in accordance with its terms; (d) except for any filings required under the HSR Act, Red Brick has taken all necessary corporate and other action to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Red Brick Shares for Informix to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Red Brick Shares or other securities which may be issuable pursuant to Section 8(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (e) upon delivery of the Red Brick Shares and any other securities to Informix upon exercise of the Option, Informix will acquire such Red Brick Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Informix; (f) the execution and delivery of this Agreement by Red Brick do not, and the performance of this Agreement by Red Brick will not, (i) violate the Certificate of Incorporation or Bylaws of Red Brick, (ii) conflict with or violate any order applicable to Red Brick or any of its subsidiaries or by which they or any of their property is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any property or assets of Red Brick or any of its subsidiaries pursuant to, any contract or agreement to which Red Brick or any of its subsidiaries is a party or by which Red Brick or any of its subsidiaries or any of their property is bound or affected, except, in the case of clauses (ii) and (iii) above, for violations, conflicts, breaches, defaults, rights of termination, amendment, acceleration or cancellation, liens or encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on Red Brick; and (g) the execution and delivery of this Agreement by Red Brick does not, and the performance of this Agreement by Red Brick will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity except pursuant to the HSR Act.

    6.  CERTAIN RIGHTS

    (a) INFORMIX PUT. Informix may deliver to Red Brick a written notice (a "PUT NOTICE") at any time during which Informix may deliver an Exercise Notice specifying that it wishes to sell the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below (as limited by subparagraph (iii) below), and the Option Shares, if any, acquired by Informix pursuant thereto, at the price set forth in subparagraph (ii) below (as limited by subparagraph (iii) below) (the "PUT"). At any time after delivery of a Put Notice, unless such Put Notice is withdrawn by Informix, the closing of the Put (the "PUT CLOSING") shall take place at the principal offices of Red Brick upon the occurrence of an Exercise Event or at such later date prior to the termination of the Option as may be designated by Informix in writing. In the event that no Exercise Event shall occur prior to termination of the Option, such Put Notice shall be void and of no further force and effect.:

    (i) The difference between the "MARKET/TENDER OFFER PRICE" for Red Brick Shares as of the date Informix gives notice of its intent to exercise its rights under this Section 6(a) (defined as the higher of (A) the highest price per share offered as of such date pursuant to any Acquisition Transaction which was made prior to such date and not terminated or withdrawn as of such date and (B) the highest closing sale price of Red Brick Shares on the Nasdaq National Market during the twenty (20) trading days ending on the trading day immediately preceding such date) and the Exercise Price, multiplied by the number of Red Brick Shares purchasable pursuant to the Option, but only if the Market/Tender Offer Price is greater than the Exercise Price. For purposes of determining the highest price offered pursuant to any Acquisition

                                     A-B-3

Transaction which involves consideration other than cash, the value of such consideration shall be equal to the higher of (x) if securities of the same class of the proponent as such consideration are traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such Acquisition Transaction, or if no such value is ascribed, a value determined in good faith by the Board of Directors of Red Brick.

    (ii) The Exercise Price paid by Informix for Red Brick Shares acquired pursuant to the Option PLUS the difference between the Market/Tender Offer Price and such Exercise Price (but only if the Market/ Tender Offer Price is greater than the Exercise Price) multiplied by the number of Red Brick Shares so purchased. If Informix issued Informix Shares in connection with any exercise of the Option, the Exercise Price in connection with such exercise shall be calculated as set forth in the last sentence of Section 1 as if Informix had exercised its right to pay cash instead of issuing Informix Shares.

   (iii) Notwithstanding subparagraphs (i) and (ii) above, pursuant to this
Section 6 Red Brick shall not be required to pay Informix in excess of an aggregate of (A) (x) $2,000,000 PLUS (y) the Exercise Price paid by Informix for Red Brick Shares acquired pursuant to the Option and put to Red Brick pursuant to Section 6 minus (B) the gain received by Informix on sale(s) of Option Shares to third parties. The parties intend Informix profit received pursuant to this Option not to exceed $2,000,000 and Section 3(d) and Section 6(a)(iii) shall be read collectively to achieve such purpose.

    (b) PAYMENT AND REDELIVERY OF OPTION OR SHARES. At the Put Closing, Red Brick shall pay the required amount to Informix in immediately available funds and Informix shall surrender to Red Brick the Option and the certificates evidencing the Red Brick Shares purchased by Informix pursuant thereto.

    7.  REGISTRATION RIGHTS

    (a) Following the termination of the Merger Agreement, Informix (sometimes referred to herein as a "HOLDER") may by written notice (sometimes referred to herein as the "REGISTRATION NOTICE") to Red Brick (the "REGISTRANT") request the Registrant to register under the Securities Act all or any part of the shares acquired by such Holder pursuant to this Agreement (the "REGISTRABLE SECURITIES") in order to permit the sale or other disposition of such shares pursuant to a BONA FIDE firm commitment underwritten public offering in which the Holder and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use reasonable efforts to prevent any person or group from purchasing through such offering shares representing more than 1% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis (a "PERMITTED OFFERING"); PROVIDED, HOWEVER, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Common Stock of the Registrant on a fully diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act. The Registration Notice shall include a certificate executed by the Holder and its proposed managing underwriter, which underwriter shall be an investment banking firm of internationally recognized standing reasonably acceptable to the Company (the "MANAGER"), stating that (i) the Holder and the Manager have a good faith intention to commence a Permitted Offering and (ii) the Manager in good faith believes that, based on the then prevailing market conditions, it will be able to sell the Registrable Securities at a per share price equal to at least 80% of the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the twenty trading days immediately preceding the date of the Registration Notice. The Registrant shall thereupon have the option exercisable by written notice delivered to the Holder within ten business days after the receipt of the Registration Notice, irrevocably to agree to purchase all or any part of the Registrable Securities for cash at a price (the "OPTION PRICE" equal to the product of (i) the number of Registrable Securities so purchased and (ii) the per share average of the closing sale prices of the Registrant's Common Stock on the Nasdaq National Market for the twenty trading days immediately preceding the date of the Registration Notice. Any such purchase of Registrable Securities by the Registrant hereunder shall take place at a closing to be held at the principal executive offices of the Registrant or its counsel at any reasonable date and time designated by

                                     A-B-4
the Registrant in such notice within 10 business days after delivery of such notice. The payment for the shares to be purchased shall be made by delivery at the time of such closing of the Option Price in immediately available funds.

    (b) If the Registrant does not elect to exercise its option to purchase pursuant to Section 7(a) with respect to all Registrable Securities, the Registrant shall use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the unpurchased Registrable Securities requested to be registered in the Registration Notice; PROVIDED, HOWEVER, that (i) the Holder shall not be entitled to more than an aggregate of two effective registration statements hereunder and (ii) the Registrant will not be required to file any such registration statement during any period of time (not to exceed 40 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) the Registrant is in possession of material nonpublic information which it reasonably believes would be detrimental to be disclosed at such time and, in the written opinion of counsel to such Registrant, such information would have to be disclosed if a registration statement were filed at that time; (B) such Registrant is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) such Registrant determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving the Registrant. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this
Section 7 shall again be applicable to any proposed registration, it being understood that neither party shall be entitled to more than an aggregate of two effective registration statements hereunder. The Registrant shall use all reasonable efforts to cause any Registrable Securities registered pursuant to this Section 7 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and shall continue such registration or qualification in effect in such jurisdictions; PROVIDED, HOWEVER, that the Registrant shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

    (c) The registration rights set forth in this Section 7 are subject to the condition that the Holder shall provide the Registrant with such information with respect to such Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to such Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all material facts required to be disclosed with respect to a registration thereunder.

    (d) A registration effected under this Section 7 shall be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant shall use all reasonable efforts to provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the Holder and the Registrant agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type with the underwriters participating in such offering.

    (e)  INDEMNIFICATION

    (i) The Registrant will indemnify the Holder, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter of the Registrant's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any

                                     A-B-5
omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Registrant of any rule or regulation promulgated under the Securities Act applicable to the Registrant in connection with any such registration, qualification or compliance, and the Registrant will reimburse the Holder and, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Registrant will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Registrant by such Holder or director or officer or controlling person or underwriter seeking indemnification.

    (ii) The Holder will indemnify the Registrant, each of its directors and officers and each underwriter of the Registrant's securities covered by such registration statement and each person who controls the Registrant within the meaning of Section 15 of the Securities Act, against all claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of any rule or regulation promulgated under the Securities Act applicable to the Holder in connection with any such registration, qualification or compliance, and will reimburse the Registrant, such directors, officers or control persons or underwriters for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Registrant by the Holder for use therein, provided that in no event shall any indemnity under this Section 8(e) exceed the gross proceeds of the offering received by the Holder.

   (iii) Each party entitled to indemnification under this Section 7(e) (the "INDEMNIFIED PARTY") shall give notice to the party required to provide indemnification (the "INDEMNIFYING PARTY") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; PROVIDED, HOWEVER, that the Indemnifying Party shall pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and PROVIDED FURTHER that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 7(e) unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party shall be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior consent (which shall not be unreasonably withheld).

                                     A-B-6

    (f) NO CONFLICT. Notwithstanding anything herein to the contrary, Informix hereby agrees that the rights granted by this Section 7 shall not conflict with the limitation on subsequent registration rights contained in Section 1.14 of the Amended and Restated Investor Rights Agreement dated as of November 5, 1993.

    8.  ADJUSTMENT UPON CHANGES IN CAPITALIZATION; RIGHTS PLANS

    (a) In the event of any change in the Red Brick Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Informix shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Informix would have received in respect of the Red Brick Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

    (b) At any time during which the Option is exercisable, and at any time after the Option is exercised (in whole or in part, if at all), Red Brick shall not amend its Rights Agreement nor adopt a new stockholders rights plan that contains provisions for the distribution of rights thereunder as a result of Informix being the beneficial owner of shares of Red Brick by virtue of the Option being exercisable or having been exercised (or as a result of such other party beneficially owning shares issuable in respect of any Option Shares).

    9.  RESTRICTIVE LEGENDS

    Each certificate representing Option Shares issued to Informix hereunder shall include a legend in substantially the following form:

    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF OCTOBER 7, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

    10.  LISTING AND HSR FILING

    Red Brick, upon the request of Informix, shall promptly file an application to list the Red Brick Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and shall use its reasonable efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto shall promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Red Brick Shares subject to the Option at the earliest possible date.

    11.  BINDING EFFECT

    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Certificates representing shares sold in a registered public offering pursuant to Section 7 shall not be required to bear the legend set forth in
Section 9.

                                     A-B-7

    12.  SPECIFIC PERFORMANCE

    The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

    13.  ENTIRE AGREEMENT

    This Agreement and the Merger Agreement (including the appendices and exhibits thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

    14.  FURTHER ASSURANCES

    Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

    15.  VALIDITY

    The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and shall execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

    16.  NOTICES

    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

        (a) if to Red Brick, to:

       Red Brick Systems, Inc.
       485 Alberto Way
       Los Gatos, CA 95032
       Telephone: (408) 399-3200
       Facsimile: (408) 399-7264
       Attn: President and Executive Officer

       with a copy to:

       Gunderson Dettmer Stough Villeneuve
       Franklin & Hachigian, LLP
       155 Constitution Drive
       Menlo Park, CA 94025
       Telephone: (650) 321-2400
       Facsimile: (650) 321-2800
       Attn: Daniel E. O'Connor, Esq.

                                     A-B-8

       (b) if to Informix, to:

       Informix Corporation
       4100 Bohannon Drive
       Menlo Park, CA 94025
       Telephone: (650) 926-6300
       Facsimile: (650) 322-1239
       Attn: President and Executive Officer

       with a copy to:

       Wilson Sonsini Goodrich & Rosati
       650 Page Mill Road
       Palo Alto, CA 94304-1050
       Telephone: (650) 493-9300
       Facsimile: (650) 493-6811
       Attn: Martin W. Korman, Esq/Jeffrey A. Herbst, Esq.

    17.  GOVERNING LAW

    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

    18.  COUNTERPARTS

    This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which, taken together, shall constitute one and the same instrument.

    19.  EXPENSES

    Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

    20.  AMENDMENTS; WAIVER

    This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

    21.  ASSIGNMENT

    Red Brick may not sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of Informix. The rights and obligations hereunder shall inure to the benefit of and be binding upon any successor of a party hereto.

                                     A-B-9

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          RED BRICK SYSTEMS, INC.

                                          By:
                                          --------------------------------------

                                               Name:  Christopher G. Erickson

                                                 Title:  PRESIDENT AND CHIEF
                                                      EXECUTIVE OFFICER

                                          INFORMIX CORPORATION

                                          By:
                                          --------------------------------------

                                               Name:  Robert J. Finocchio, Jr.

                                                 Title:  PRESIDENT AND CHIEF
                                                      EXECUTIVE OFFICER

                                     A-B-10

                         EXHIBIT C TO MERGER AGREEMENT
                          FORM OF AFFILIATE AGREEMENT

                            RED BRICK SYSTEMS, INC.

                              AFFILIATE AGREEMENT

    This AFFILIATE AGREEMENT (the "Agreement") is made and entered into as of October 7, 1998, between Informix Corporation, a Delaware corporation (the "Parent"), and the undersigned stockholder (the "Affiliate") of Red Brick Systems, Inc., a Delaware corporation (the "Company").

                                    RECITALS

    A. The Parent, the Company, and IC Merger Corporation, a Delaware corporation ("Sub"), have entered into an Agreement and Plan of Reorganization
(the "Merger Agreement") dated as of October   , 1998 pursuant to which Sub will
merge with and into the Company (the "Merger"), and the Company will become a subsidiary of Parent (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement);

    B. Pursuant to the Merger, at the Effective Time, outstanding shares of Company Common Stock, including any shares owned by Affiliate, will be converted into the right to receive shares of Parent Common Stock;

    C. The execution and delivery of this Agreement by the Affiliate is a material inducement to Parent to enter into the Merger Agreement;

    D. It is intended that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 as amended (the "Code"), and that it will be a condition to the effectiveness of the Merger that legal counsel for each of the Company and Parent deliver written opinions to such effect;

    E. The Affiliate has been advised that Affiliate may be deemed to be an "affiliate" of the Company, as the term "affiliate" is used for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission"), as amended, although nothing contained herein shall be construed as an admission by Affiliate that Affiliate is in fact an "affiliate" of the Company.

                                   AGREEMENT

    NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

    1.  COMPLIANCE WITH RULE 145 AND THE SECURITIES ACT.

    (a) The Affiliate has been advised that (i) the issuance of shares of Parent Common Stock in connection with the Merger is expected to be effected pursuant to a Registration Statement on Form S-4 to be filed with the Commission to register the shares of Parent Common Stock under the Securities Act of 1933, as amended (the "Securities Act"), and as such will not be deemed "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act, and resale of such shares will not be subject to any restrictions other than as set forth in Rule 145 under the Securities Act (which will not apply if such shares are otherwise transferred pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration), and
(ii) the Affiliate may be deemed to be an "affiliate" of the Company within the meaning of the Securities Act and, in particular, Rule 145 promulgated thereunder. Affiliate accordingly agrees not to sell, transfer, or otherwise dispose of any Parent Common Stock issued to the Affiliate in the Merger unless
(i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act; (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act; or (iii) the Affiliate delivers to Parent a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such sale, transfer, or other disposition is otherwise exempt from registration under the Securities Act. In connection with the obligations of the Affiliate hereunder, Parent agrees to file all

                                     A-C-1
reports required under the Exchange Act to satisfy the requirements of Rule 144(c) as long as the Affiliate shall be subject to the requirements of Rule 145.

    (b) Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received by Affiliate pursuant to the Merger, and there will be placed on the certificates representing such Common Stock, or any substitutions therefor, a legend stating in substance:

    "The shares represented by this certificate were issued in a transaction to which Rule 145 applies and may only be transferred in conformity with Rule 145(d), pursuant to an effective registration statement under the Securities Act of 1933, as amended, or in accordance with a written opinion of counsel, reasonably acceptable to the issuer in form and substance, that such transfer is exempt from registration under the Securities Act of 1933, as amended."

    The foregoing legend shall be removed (by delivery of a substitute certificate without such legend) if the Affiliate delivers to Parent (i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate will be issued in the name of the transferee) or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

    2. SHARE OWNERSHIP. The Affiliate is the beneficial owner of that number of shares of Company Common Stock (including shares issuable upon exercise of stock options and warrants) as set forth on the signature page hereto (the "Company Securities"). Except for the Company Securities, the Affiliate does not beneficially own any shares of Company Common Stock or any other equity securities of the Company or any options, warrants, or other rights to acquire any equity securities of the Company.

    3.  MISCELLANEOUS.

    (a) For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    (b) This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

    (c) This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of California.

    (d) If a court of competent jurisdiction determines that any provision of this Agreement is not enforceable or enforceable only if limited in time or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

    (e) Counsel to the parties to the Merger Agreement shall be entitled to rely upon this Agreement as appropriate.

    (f) This Agreement shall not be modified or amended, or any right hereunder waived or any obligation excused, except by a written agreement signed by both parties.

               [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                                     A-C-2

    IN WITNESS WHEREOF, the parties have executed this Affiliate Agreement as of the date set forth on the first page of this Agreement.

                                          INFORMIX CORPORATION

                                          By:___________________________________
                                          Name: Robert J. Finocchio, Jr.
                                          Title: President and Chief Executive
                                          Office

                                          AFFILIATE

                                          ______________________________________
                                          Name:
                                          Title:

                                          Company shares beneficially owned:

                                          ______________ shares of Common Stock

                                          Company shares subject to outstanding
                                          options:

                                          ______________ shares of Common Stock

                                          Company shares subject to outstanding
                                          warrants:

                                          ______________ shares of Common Stock

                           ***AFFILIATE AGREEMENT***

                                     A-C-3

                        EXHIBIT D-1 TO MERGER AGREEMENT
                    PERSONS TO SIGN NONCOMPETITION AGREEMENT

                                       Ron Barale
                                       Peggy DeLeon
                                       Lawrence Howard
                                       Andrew W. Priest
                                       Paul Rodwick
                                       Kristi L. Smith

                                    A-D-1-1

                        EXHIBIT D-2 TO MERGER AGREEMENT
                        FORM OF NONCOMPETITION AGREEMENT

                            NONCOMPETITION AGREEMENT

    This NONCOMPETITION AGREEMENT is being executed and delivered as of October
7, 1998 by                    (the "Stockholder") in favor of and for the
benefit of Informix Corporation, a Delaware corporation ("Parent"), and Red Brick Systems, Inc., a Delaware corporation (the "Company").

                                    RECITALS

    A. As an employee and stockholder and/or optionholder of the Company, Stockholder has obtained and will obtain extensive and valuable knowledge and information concerning the business of the Company (including confidential information relating to the Company and its operations, assets, contracts, customers, personnel, plans and prospects).

    B. Contemporaneously with the execution and delivery of this Noncompetition Agreement, the Company is entering into an Agreement and Plan of Reorganization with Parent and a subsidiary of Parent (the "Reorganization Agreement"), which provides (subject to the conditions set forth therein) for the merger of Parent's subsidiary into the Company (the "Merger"). It is contemplated that, as a result of the Merger, the Company will become a wholly-owned subsidiary of Parent, and Stockholder will receive shares of common stock of Parent in exchange for Stockholder's shares of common stock of the Company.

    C. In connection with the Merger (and as a condition to entering into the Reorganization Agreement and consummating the Merger), and to more fully secure unto Parent the benefits of the Merger, Parent has requested that Stockholder enter into this Noncompetition Agreement; and Stockholder is entering into this Noncompetition Agreement in order to induce Parent to enter into the Reorganization Agreement and consummate the Merger.

    D. The Company has conducted, is conducting and will continue to conduct its businesses on a worldwide basis.

                                   AGREEMENT

    In order to induce Parent to enter into the Reorganization Agreement and consummate the Merger, and in consideration of the issuance and delivery to Stockholder of shares of common stock of Parent pursuant to the Reorganization Agreement, Stockholder agrees as follows:

    1. ACKNOWLEDGMENTS BY STOCKHOLDER. Stockholder acknowledges that the promises and restrictive covenants that Stockholder is providing in this Noncompetition Agreement are reasonable and necessary to the protection of Parent's legitimate interests in its acquisition of the Company (including the Company's goodwill) pursuant to the Reorganization Agreement. Stockholder acknowledges that, in connection with the consummation of the Merger, all of the Stockholder's shares of stock of the Company will be exchanged for shares of common stock of Parent.

    2. NONCOMPETITION. During the Restriction Period (as defined below), Stockholder shall not (other than in connection with employment with the Company, Parent, their successors, or assigns):

    (a) be or become an officer, director, stockholder, owner, affiliate, salesperson, co-owner, partner, trustee, promoter, technician, engineer, analyst, employee, agent, representative, supplier, consultant, advisor or manager of or to, or otherwise acquire or hold any interest in, any person or entity that competes in the market for data warehousing software applications (including, without limitation, related client/server relational database management applications) for or on behalf of Oracle, IBM, Microsoft, Sybase, Teradata/NCR, Broadbase, Platinum Software, Information Advantage, Arbor/Hyperion or Microstrategy; or

    (b) provide any service (as an employee, consultant or otherwise), support, product or technology to any person or entity, if such service, support, product or technology involves or relates to software development in the market for data warehousing software applications (including, without limitation,

                                    A-D-2-1
related client/server relational database management applications) for or on behalf of Oracle, IBM, Microsoft, Sybase, Teradata/NCR, Broadbase, Platinum Software, Information Advantage, Arbor/Hyperion or Microstrategy;

PROVIDED, HOWEVER, that nothing in this Section 2 shall prevent Stockholder from owning as a passive investment less than 1% of the outstanding shares of the capital stock of a publicly-held Company if (A) such shares are actively traded on an established national securities market in the United States and (B) Stockholder is not otherwise associated directly or indirectly with such corporation or any affiliate of such corporation; PROVIDED, FURTHER, that nothing in this Section 2 shall prevent Stockholder from continuing a previously-established employment relationship following the acquisition of the employer by an entity identified in subsections 2(a) and 2(b) above; and PROVIDED, FURTHER, that nothing in this Section 2 shall prevent Stockholder from entering into arms length reseller or marketing transactions with an entity identified in subsections 2(a) and 2(b) above.

    "Restriction Period" as used herein shall mean the period commencing on the Effective Date and ending on the date that is 12 months from the Effective Date.

    3.  NONSOLICITATION.  Stockholder further agrees that Stockholder will not:

    (a) personally or through others, encourage, induce, attempt to induce, solicit or attempt to solicit (on Stockholder's own behalf or on behalf of any other person or entity) during the Restriction Period any employee of the Company, Parent or any of Parent's subsidiaries to leave his or her employment with the Company, Parent or any of Parent's subsidiaries;

    (b) employ, or permit any entity over which Stockholder exercises voting control to employ, during the Restriction Period any person who shall have voluntarily terminated his or her employment with the Company, Parent or any of Parent's subsidiaries, provided, however, that any such person may be so employed six months following that individual's termination of employment with the Company, Parent or any of Parent's subsidiaries; or

    (c) personally or through others, interfere or attempt to interfere in a material manner (other than through legitimate business competition) with the relationship or prospective relationship of the Company, Parent or any of Parent's subsidiaries with any person or entity that is, was or is expected to become a customer or client of the Company, Parent or any of Parent's subsidiaries.

    4. SPECIFIC PERFORMANCE. Stockholder agrees that in the event of any breach by Stockholder of any covenant, obligation or other provision contained in this Noncompetition Agreement, Parent and the Company shall be entitled (to the extent permitted by applicable law in addition to any other remedy that may be available to them including but not limited to a claim for damages based on the stock and cash consideration paid to Stockholder by Parent) to the extent permitted by applicable law (a) a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

    5. NON-EXCLUSIVITY. The rights and remedies of Parent and the Company hereunder are not exclusive of or limited by any other rights or remedies which Parent or the Company may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent and the Company hereunder, and the obligations and liabilities of Stockholder hereunder, are in addition to their respective rights, remedies, obligations and liabilities under the law of unfair competition, misappropriation of trade secrets and the like.

    6. NOTICES. Any notice or other communication required or permitted to be delivered to Stockholder, the Company or Parent under this Noncompetition Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the

                                    A-D-2-2
name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice delivered in accordance with this Section 7):

IF TO PARENT:     Informix Corporation
                  4100 Bohannon Drive
                  Menlo Park, California 94025
                  Attention: General Counsel
                  Facsimile No.: (650) 926-6300

IF TO             At the address provided by
STOCKHOLDER:      Stockholder to Parent in writing.

    7. SEVERABILITY. If any provision of this Noncompetition Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) such invalidity of enforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Noncompetition Agreement. Each provision of this Noncompetition Agreement is separable from every other provision of this Noncompetition Agreement, and each part of each provision of this Noncompetition Agreement is separable from every other part of such provision.

    8. GOVERNING LAW. This Noncompetition Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of California (without giving effect to principles of conflicts of laws).

    9. WAIVER. No failure on the part of Parent or the Company to exercise any power, right, privilege or remedy under this Noncompetition Agreement, and no delay on the part of Parent or the Company in exercising any power, right, privilege or remedy under this Noncompetition Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Neither Parent nor the Company shall be deemed to have waived any claim arising out of this Noncompetition Agreement, or any power, right, privilege or remedy under this Noncompetition Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    10. CAPTIONS. The captions contained in this Noncompetition Agreement are for convenience of reference only, shall not be deemed to be a part of this Noncompetition Agreement and shall not be referred to in connection with the construction or interpretation of this Noncompetition Agreement.

    11. FURTHER ASSURANCES. Stockholder shall execute and/or cause to be delivered to the Company and Parent such instruments and other documents and shall take such other actions as Company and Parent may reasonably request to effectuate the intent and purposes of this Noncompetition Agreement.

    12. ENTIRE AGREEMENT. This Noncompetition Agreement, and the other agreements referred to herein set forth the entire understanding of Stockholder, the Company and Parent relating to the subject matter hereof and thereof and supersede all prior agreements and understandings between any of such parties relating to the subject matter hereof and thereof.

                                    A-D-2-3

    13. AMENDMENTS. This Noncompetition Agreement may not be amended, modified, altered, or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Stockholder.

    14. ASSIGNMENT. This Noncompetition Agreement and all obligations hereunder are personal to Stockholder and may not be transferred or assigned by Stockholder at any time. Parent may assign its rights under this Noncompetition Agreement to any entity in connection with any sale or transfer of all or substantially all of Parent's assets to such entity.

    15. BINDING NATURE. Subject to Section 15, this Noncompetition Agreement will be binding upon Stockholder and Stockholder's representatives, executors, administrators, estate, heirs, successors and assigns, and will inure to the benefit of Parent and the Company and their respective successors and assigns.

    16.  ARBITRATION.

    (a) ARBITRATION Except as noted in 16(b) below, the Stockholder and Parent agree that any and all past or present dispute or controversy arising out of or relating to this Agreement shall be subject to binding arbitration held in San Mateo County, California, under the Arbitration Rules set forth in California Code of Civil Procedure Section 1280 through 1294.2, including Section 1283.05 (the "Rules") and pursuant to California law. Each party shall be allowed to take three (3) depositions and to make a reasonable request for documents. The arbitrator shall be knowledgeable in the industry and shall be mutually agreed upon by the Stockholder and the Parent. If an arbitrator cannot be mutually agreed upon, each party shall select an arbitrator and the two arbitrators shall select a third to constitute an arbitration panel. Any arbitration shall take place within sixty (60) days of the intial demand or, if the parties are unable to agree on a mutual arbitrator, then within sixty (60) days of the date the three person panel is chosen, except if the arbitrator(s) are unable to hold the arbitration within such time period then the arbitration shall be held based upon the availability and schedule of such arbitrator(s).

    (b) SPECIFIC PERFORMANCE AND EQUITABLE REMEDIES. Stockholder agrees that if he breaches any Section of this Agreement, Parent will have available, in addition to any rights under this Arbitration Provision, the right to obtain an injunction from a Court of competent jurisdiction restraining such breach or threatened breach and to specific performance, as noted in Paragraph 4 above. Stockholder further agrees that no bond or other security shall be required in obtaining such equitable relief and hereby consents to the issuance of such injunction and to the ordering of specific performance.

    17. EFFECTIVENESS. This Agreement shall become effective upon the Closing, as defined in the Merger Agreement, and, if the Closing does not occur prior to Feburary 28, 1999, this Agreement shall immediately terminate and be of nofurther force or effect.

    IN WITNESS WHEREOF, the undersigned has executed this Noncompetition Agreement as of the date first above written.

                                          ______________________________________
                                          Name:

                                    A-D-2-4

                                                                         ANNEX B

MORGAN STANLEY

                                                     MORGAN STANLEY & CO.
                                                     INCORPORATED
                                                     2725 SAND HILL ROAD
                                                     BUILDING C - SUITE 200
                                                     MENLO PARK, CALIFORNIA
                                                     94025

                                                                 October 7, 1998

Board of Directors
Red Brick Systems, Inc.
485 Alberto Way
Los Gatos, CA 95032

Members of the Board:

We understand that Red Brick Systems, Inc. ("Red Brick" or the "Company"), Informix Corporation ("Informix") and IC Merger Corporation, a wholly owned subsidiary of Informix ("Merger Sub") propose to enter into an Agreement and Plan of Reorganization, substantially in the form of the draft dated October 5, 1998 (the "Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into Red Brick. Pursuant to the Merger, Red Brick will become a wholly-owned subsidiary of Informix and each issued and outstanding share of common stock, par value $0.0001 per share (the "Red Brick Common Stock") of Red Brick, other than shares held in treasury or held by Informix or Red Brick or their affiliates, shall be converted into the right to receive 0.6 shares (the "Exchange Ratio") of common stock, par value $0.01 per share (the "Informix Common Stock") of Informix, subject to adjustment in certain circumstances. The terms and conditions of the Merger are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of shares of the Red Brick Common Stock.

For purposes of the opinion set forth herein, we have

     (i) reviewed certain publicly available financial statements and other information of the Company and Informix;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

    (iii) discussed the past and current operations and financial condition and the prospects of the Company and Informix, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company and Informix respectively;

     (iv) reviewed the reported prices and trading activity for the Red Brick Common Stock and Informix Common Stock;

     (v) reviewed the pro forma impact of the Merger on Informix's earnings per share;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Red Brick Common Stock and Informix Common Stock with that of certain other comparable publicly-traded companies and their securities;

    (vii) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

   (viii) reviewed and discussed with the managements of the Company and Informix and their outside advisors certain contingent liabilities of Informix;

     (ix) participated in discussions and negotiations among representatives of Red Brick and Informix and their financial and legal advisors;

     (x) reviewed the draft Agreement and certain related documents; and

     (xi) considered such other factors and performed such other analysis as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial and operating data, including information relating to the strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have also relied upon, without independent verification, the assessment by the managements of Red Brick and Informix of the strategic and other benefits expected to result from the Merger. We have also relied upon, without independent verification, the assessment by the managements of Red Brick and Informix of Red Brick's and Informix's technologies and products, and the risks associated with Red Brick's and Informix's existing and future products and technologies. Additionally, we have assumed that the Merger will be consummated in accordance to the terms set forth in the Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. In addition, with your consent, we have relied upon the assessment by the managements of the Company and Informix and their outside advisors with respect to certain contingent liabilities of Informix. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and Informix and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of the Company, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the Informix Common Stock will trade following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders' meeting held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion as of the date hereof that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of shares of the Red Brick Common Stock.

                                          Very truly yours,
                                          MORGAN STANLEY & CO. INCORPORATED
                                          By: /s/ MARK S. MENELL
                                             -----------------------------------
                                             Mark S. Menell
                                             Principal

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article Eight of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

    Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

    The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) EXHIBITS


EXHIBIT NO.                                                DESCRIPTION
--------------  --------------------------------------------------------------------------------------------------

    3.1  (4)    Certificate of Incorporation of the Registrant, as amended

    3.2  (a)(4) Bylaws of the Registrant, as amended

    3.2  (b)(2) Amendment to Bylaws, dated June 19, 1998

    3.2  (c)(2) Amendment to Bylaws, dated July 15, 1998

    3.3  (5)    Certificate of Designation of Series A Convertible Preferred Stock

    3.4  (6)    Certificate of Designation of Series A-1 Convertible Preferred Stock

    3.5  (6)    Certificate of Designation of Series B Convertible Preferred Stock

    4.1  (7)    First Amended and Restated Rights Agreement, dated as of August 12, 1997, between the Registrant and BankBoston N.A., including the form of Rights Certificate attached thereto as Exhibit A

    4.2  (8)    Amendment, dated as of November 17, 1997, to the First Amended and Restated Rights Agreement
                  between the Registrant and BankBoston, N.A.

   *5.1         Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding legality of the securities being registered

   10.1  (2)    Form of Change of Control Agreement

   10.2  (10)   Form of Indemnity Agreement

   10.3  (11)   1989 Outside Directors Stock Option Plan

   10.4  (3)    Amendment to the 1989 Outside Directors Stock Option Plan

   10.5  (2)    Form of Nonqualified Stock Option Agreement under the Registrant's 1989 Outside Director's Stock
                  Option Plan

   10.6  (12)   1986 Stock Option Plan, as amended

   10.7  (13)   1994 Stock Option and Award Plan

EXHIBIT NO.                                                DESCRIPTION
--------------  --------------------------------------------------------------------------------------------------
   10.8  (3)    Form of Stock Option Agreement and Performance Award Agreement under the Registrant's 1994 Stock
                  Option and Award Plan

   10.9  (13)   Form of Nonqualified Stock Option Agreement under the Registrant's 1994 Stock Option Plan

   10.10 (14)   1997 Employee Stock Purchase Plan

   10.11 (2)    Enrollment/Change Form under the Registrant's 1997 Employee Stock Purchase Plan

   10.12 (15)   Employment Agreement, dated July 18, 1997, between the Registrant and Robert J. Finocchio, Jr.

   10.13 (15)   Offer of Employment Letter, dated September 18, 1997, from the Registrant to Wes Raffel

   10.14 (15)   Offer of Employment Letter, dated September 24, 1997, from the Registrant to Jean-Yves Dexmier

   10.15 (2)    Separation Agreement, dated April 18, 1987, between the Registrant and Ronald M. Alvarez

   10.16 (2)    Separation Agreement, dated May 12, 1997, between the Registrant and Edwin C. Winder

   10.17 (16)   Employment Agreement, dated January 1, 1989, between the Registrant and Phillip E. White

   10.18 (2)    Contract of Employment, dated December 5, 1996, between the Registrant and Kenneth Coulter

   10.19 (2)    Employment Letter Agreement, dated November 25, 1996, between the Registrant and Kenneth Coulter

   10.20 (5)    Subscription Agreement, dated August 12, 1997, between the Company and Fletcher International
                  Limited

   10.21 (17)   Exchange Agreement, dated as of November 17, 1997, between the Company and Fletcher International
                  Limited

   10.22 (17)   Amendment No. 1 to Subscription Agreement, dated as of November 17, 1997, between the Company and
                  Fletcher International Limited

   10.23 (6)    Securities Purchase Agreement, dated as of November 17, 1997, between the Company and the purchasers listed therein

   10.24 (6)    Registration Rights Agreement, dated as of November 17, 1997, between the Company and the purchasers listed therein

   10.25 (9)    Menlo Oaks Corporate Center Standard Business Lease, dated May 16, 1985, between the Registrant and Amarok Bredero Partners for office space at 4100 Bohannon Drive, Menlo Park, California

   10.26 (9)    Lease Amendment #1, dated July 2, 1986, between the Registrant and Amarok Bredero Partners for office space at 4100 Bohannon Drive, Menlo Park, California

   10.27 (18)   Second Amendment to Lease, dated November 7, 1986 between the Registrant and Amarok Bredero
                  Partners for office space at 4100 Bohannon Drive, Menlo Park, California

   10.28 (19)   Third Amendment to Lease, dated June 18, 1991, between the Registrant and Menlo Oaks Partners,
                  L.P. for office space at 4100 Bohannon Drive, Menlo Park, California

   10.29 (2)    Fourth Amendment to Lease, dated June 30, 1997, between the Registrant and Menlo Oaks Partners,
                  L.P. for office space at 4100 Bohannon Drive, Menlo Park, California

   10.30 (10)   Menlo Oaks Corporate Center Standard Business Lease, dated September 4, 1987 between the
                  Registrant and Menlo Oaks Partners, L.P. for office space at 4300/4400 Bohannon Drive, Menlo
                  Park, California

   10.31 (2)    Side Letter Agreement, dated August 31, 1987, between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4300/4400 Bohannon Drive, Menlo Park, California

   10.32 (2)    Side Letter Agreement, dated October 27, 1987, between the Registrant and Menlo Oaks Partners,
                  L.P. for office space at 4300/4400 Bohannon Drive, Menlo Park, California

   10.33 (19)   First Amendment to Lease, dated June 18, 1991, between the Registrant and Menlo Oaks Partners,
                  L.P. for office space at 4300/4400 Bohannon Drive, Menlo Park, California

EXHIBIT NO.                                                DESCRIPTION
--------------  --------------------------------------------------------------------------------------------------
   10.34 (20)   Second Amendment to Lease, dated July 17, 1992, between the Registrant and Menlo Oaks Partners,
                  L.P. for office space at 4300/4400 Bohannon Drive, Menlo Park, California

   10.35 (2)    Third Amendment to Lease, dated June 8, 1993 between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4300/4400 Bohannon Drive, Menlo Park, California

   10.36 (21)   Fourth Amendment to Lease, dated February 10, 1994, between the Registrant and Menlo Oaks
                  Partners, L.P. for office space at 4300/4400 Bohannon Drive, Menlo Park, California

   10.37 (2)    Fifth Amendment to Lease, dated June 30, 1997 between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4300/4400 Bohannon Drive, Menlo Park, California

   10.38 (21)   Menlo Oaks Corporate Center Standard Business Lease, dated February 10, 1994 between the
                  Registrant and Menlo Oaks Partners, L.P. for office space at 4600/4700 Bohannon Drive, Menlo
                  Park, California

   10.39 (21)   First Amendment to Lease, dated March 17, 1994, between the Registrant and Menlo Oaks Partners,
                  L.P. for office space at 4600/4700 Bohannon Drive, Menlo Park, California

   10.40 (2)    Second Amendment to Lease, dated September 22, 1994, between the Registrant and Menlo Oaks
                  Partners, L.P. for office space at 4600/4700 Bohannon Drive, Menlo Park, California

   10.41 (2)    Third Amendment to Lease, dated December 28, 1994, between the Registrant and Menlo Oaks Partners,
                  L.P. for office space at 4600/4700 Bohannon Drive, Menlo Park, California

   10.42 (10)   Office Lease, dated August 15, 1987, between the Registrant and Southlake Partners #1 for office space at 15961 College Blvd. and 11170 Lakeview Avenue, Lenexa, Kansas

   10.43 (2)    First Amendment to Office Lease, dated April 15, 1988, between the Registrant and Southlake
                  Partners #1 for office space at 15901 College Blvd., Lenexa, Kansas

   10.44 (2)    Amendment to Office Lease, dated October 20, 1997, between the Registrant and Southlake Partners
                  #1 for office space at 15901 College Blvd. (now 16011 College Blvd) Lenexa, Kansas

   10.45 (2)    Office Lease, dated October 20, 1997, between the Registrant and Southlake Partners #1 for office space at 11170 Lakeview Avenue, Lenexa, Kansas

   10.46 (2)    Senior Secured Credit Agreement, dated December 31, 1997, among Informix Software, Inc., certain banks and other financial institutions that either now or in the future are parties to the agreement, BankBoston, N.A. and Canadian Imperial Bank of Commerce

   10.47 (2)    Pledge Agreement, dated December 31, 1997, by and between the Registrant and BankBoston, N.A.

   10.48 (2)    Pledge and Security Agreement, dated as of December 31, 1997, between Informix Software, Inc. and
                  BankBoston, N.A.

   10.49 (2)    Continuing Guaranty, dated as of December 31, 1997, by the Registrant

   10.50 (3)    1997 Non-Statutory Stock Option Plan and form of Stock Option Agreement thereunder

   10.51 (3)    Offer of Employment Letter, dated January 23, 1998, from the Registrant to Susan T. Daniel

   10.52 (3)    Offer of Employment Letter, dated January 19, 1998, from the Registrant to Gary Lloyd

   10.53 (3)    Offer of Employment Letter, dated March 11, 1998, from the Registrant to Diane L. Fraiman

   10.54 (3)    Office Lease, dated November 10, 1994, between WVP Income Plus III and Siebel Systems, L.P.
                  (assigned to Informix Corporation) for office space at 4005 Bohannon Drive, including addenda and amendments thereto

   10.55 (3)    Office Lease, dated April 10, 1995, between the Registrant and 3905 Bohannon Partners for office space at 3905 Bohannon Drive, including addenda thereto

   10.56 (2)    1998 Non-Statutory Stock Option Plan and form of Stock Option Agreement thereunder

   16.1  (24)   Letter regarding change in certifying accountants

   21.1  (22)   Subsidiaries of the Registrant

EXHIBIT NO.                                                DESCRIPTION
--------------  --------------------------------------------------------------------------------------------------
   23.1  (1)    Consent of Ernst & Young LLP, Independent Auditors (see page II-8)

   23.2  (1)    Consent of Ernst & Young LLP, Independent Auditor (see page II-9)

  *24.1         Power of Attorney

  *24.2         Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

   99.1         Form of Proxy Card for Red Brick Systems, Inc. Special Meeting of Stockholders to be held December
                  31, 1998.


------------------------


*   Previously filed


(1) Filed herewith

(2) Incorporated by reference to exhibits filed with the Registrants' Registration Statement on Form S-1 (File No. 333-43991)

(3) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for fiscal year ended December 31, 1997.

(4) Incorporated by reference to exhibits filed with the Registrant's quarterly report on Form 10-Q for the fiscal quarter ended July 2, 1995

(5) Incorporated by reference to exhibits filed with the Registrant's report on Form 8-K filed with the Commission on August 25, 1997

(6) Incorporated by reference to exhibits filed with the Registrant's report on Form 8-K filed with the Commission on December 4, 1997

(7) Incorporated by reference to exhibits filed with the amendment to the Registrant's Registration Statement on Form 8-A/A (File No. 000-15325) filed with the Commission on September 3, 1997

(8) Incorporated by reference to exhibits filed with the amendment to the Registrant's Registration Statement on Form 8-A/A (File No. 000-15325) filed with the Commission on December 3, 1997

(9) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1 (File No. 33-8006)

(10) Incorporated by reference to exhibit filed with the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1988

(11) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (File No. 33-31116)

(12) Incorporated by reference to exhibits filed with Registrant's Registration Statements on Form S-8 (File Nos: 33-22862, 33-31117 and 33-506-10)

(13) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (File No. 333-31369) filed with the Commission on July 16, 1997

(14) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (File No. 333-31371) filed with the Commission on July 16, 1997

(15) Incorporated by reference to exhibits filed with the Registrant's quarterly report on Form 10-Q for the fiscal quarter ended September 28, 1997

(16) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1989

(17) Incorporated by reference to exhibits filed with Registrant's report on Form 8-K filed with the Commission on December 2, 1997

(18) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1986

(19) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1991

(20) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1992

(21) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1993

(22) Incorporated by reference to exhibits filed with the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1996

(23) Incorporated by reference to exhibits filed with the Registrant's annual report on Form 10-K/A for the fiscal year ended December 31, 1997

(24) Incorporated by reference to exhibit filed with Registrant's report on Form 8-K/A filed with the Commission on June 2, 1998

SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              INFORMIX CORPORATION
                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                                                           ADDITIONS
                                                                   --------------------------
                                                        BALANCE                  CHARGED TO
                                                          AT       CHARGED TO       OTHER                   BALANCE AT
                                                       BEGINNING    COSTS AND     ACCOUNTS     DEDUCTIONS     END OF
                                                       OF PERIOD    EXPENSES         (1)           (2)        PERIOD
                                                      -----------  -----------  -------------  -----------  -----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS

Year ended December 31, 1997........................   $  21,429    $  19,929     $  --         $   7,551    $  33,807

Year ended December 31, 1996........................   $  12,854    $  15,329     $    (346)    $   6,408    $  21,429

Year ended December 31, 1995........................   $   6,049    $   8,247     $     261     $   1,703    $  12,854

--------------------------

(1) Charged (credited) to net revenues

(2) Uncollectible accounts written off, net of recoveries

                            RED BRICK SYSTEMS, INC.
                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                                              BALANCE AT                              BALANCE AT
                                                               BEGINNING                             END OF PERIOD
                                                               OF PERIOD    ADDITIONS   DEDUCTIONS     OF PERIOD
                                                              -----------  -----------  -----------  -------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
  Year ended December 31, 1995..............................   $     125    $     545   $   --         $     670
  Year ended December 31, 1996..............................   $     670    $     519   $  (231)(1)    $     958
  Year ended December 31, 1997..............................   $     958    $     658   $   (63)(1)    $   1,553
  Nine months ended September 30, 1998......................   $   1,553    $  --       $   (76)(2)    $   1,477

------------------------

(1) Uncollectible accounts written off

(2) Uncollectible accounts written off of $1 and reduction in allowance of $75

ITEM 22. UNDERTAKINGS

    (1) The undersigned Registrant hereby undertakes as follows: that prior to any public offering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such offering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, ON THE 4TH DAY OF DECEMBER 1998.


                                INFORMIX CORPORATION

                                By:           /s/ ROBERT J. FINOCCHIO
                                     ------------------------------------------
                                                Robert J. Finocchio
                                     CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE
                                                      OFFICER


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:



          SIGNATURE                      CAPACITY                  DATE
------------------------------  --------------------------  -------------------

   /s/ ROBERT J. FINOCCHIO
------------------------------  Chairman of the Board and    December 4, 1998
    (Robert J. Finocchio)         Chief Executive Officer

    /s/ JEAN-YVES DEXMIER*
------------------------------  Executive Vice President,    December 4, 1998
     (Jean-Yves Dexmier)          Chief Financial Officer

    /s/ LESLIE G. DENEND*
------------------------------  Director                     December 4, 1998
      (Leslie G. Denend)

  /s/ ALBERT F. KNORP, JR.*
------------------------------  Director                     December 4, 1998
    (Albert F. Knorp, Jr.)

      /s/ JAMES L. KOCH*
------------------------------  Director                     December 4, 1998
       (James L. Koch)

   /s/ THOMAS A. MCDONNELL*
------------------------------  Director                     December 4, 1998
    (Thomas A. McDonnell)

      /s/ GEORGE REYES*
------------------------------  Director                     December 4, 1998
        (George Reyes)

    /s/ CYRIL J. YANSOUNI*
------------------------------  Director                     December 4, 1998
     (Cyril J. Yansouni)

*By:     /s/ ROBERT J.
FINOCCHIO
    --------------------------
            Robert J.
    Finocchio
              ATTORNEY-IN-FACT

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

    We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Prospectus of Informix Corporation for the registration of shares of its common stock in connection with the Agreement and Plan of Reorganization, dated as of October 7, 1998, by and among Informix Corporation, IC Merger Corporation, and Red Brick Systems, Inc., and to the use of our report dated March 2, 1998, with respect to the consolidated financial statements of Informix Corporation included in the Registration Statement.

    Our audits also included the financial statement schedule of Informix Corporation included in the Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                           /s/ ERNST & YOUNG LLP


San Jose, California
December 3, 1998

                                                                    EXHIBIT 23.2

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


    We consent to the reference to our firm under the caption "Experts" in the Proxy Statement/ Prospectus included in the Registration Statement (Form S-4) of Informix Corporation for the registration of shares of its common stock in connection with the Agreement and Plan of Reorganization, dated as of October 7, 1998, by and among Informix Corporation, IC Merger Corporation and Red Brick Systems, Inc., and to the use of our report dated November 30, 1998, with respect to the consolidated financial statements of Red Brick Systems, Inc. included in the Registration Statement.


    Our audits also included the financial statement schedule of Red Brick Systems, Inc. included in the Registration Statement. This schedule is the responsibility of Red Brick's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                           /s/ ERNST & YOUNG LLP


San Jose, California
December 4, 1998

                                 EXHIBIT INDEX


EXHIBIT NO.                                                 DESCRIPTION
--------------  ----------------------------------------------------------------------------------------------------

     3.1 (4)    Certificate of Incorporation of the Registrant, as amended

     3.2 (a)(4) Bylaws of the Registrant, as amended

     3.2 (b)(2) Amendment to Bylaws, dated June 19, 1998

     3.2 (c)(2) Amendment to Bylaws, dated July 15, 1998

     3.3 (5)    Certificate of Designation of Series A Convertible Preferred Stock

     3.4 (6)    Certificate of Designation of Series A-1 Convertible Preferred Stock

     3.5 (6)    Certificate of Designation of Series B Convertible Preferred Stock

     4.1 (7)    First Amended and Restated Rights Agreement, dated as of August 12, 1997, between the Registrant and
                  BankBoston N.A., including the form of Rights Certificate attached thereto as Exhibit A

     4.2 (8)    Amendment, dated as of November 17, 1997, to the First Amended and Restated Rights Agreement between the Registrant and BankBoston, N.A.

    *5.1        Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding legality of the securities being registered

    10.1 (2)    Form of Change of Control Agreement

    10.2 (10)   Form of Indemnity Agreement

    10.3 (11)   1989 Outside Directors Stock Option Plan

    10.4 (3)    Amendment to the 1989 Outside Directors Stock Option Plan

    10.5 (2)    Form of Nonqualified Stock Option Agreement under the Registrant's 1989 Outside Director's Stock
                  Option Plan

    10.6 (12)   1986 Stock Option Plan, as amended

    10.7 (13)   1994 Stock Option and Award Plan

    10.8 (3)    Form of Stock Option Agreement and Performance Award Agreement under the Registrant's 1994 Stock
                  Option and Award Plan

    10.9 (13)   Form of Nonqualified Stock Option Agreement under the Registrant's 1994 Stock Option Plan

    10.10(14)   1997 Employee Stock Purchase Plan

    10.11(2)    Enrollment/Change Form under the Registrant's 1997 Employee Stock Purchase Plan

    10.12(15)   Employment Agreement, dated July 18, 1997, between the Registrant and Robert J. Finocchio, Jr.

    10.13(15)   Offer of Employment Letter, dated September 18, 1997, from the Registrant to Wes Raffel

    10.14(15)   Offer of Employment Letter, dated September 24, 1997, from the Registrant to Jean-Yves Dexmier

    10.15(2)    Separation Agreement, dated April 18, 1987, between the Registrant and Ronald M. Alvarez

    10.16(2)    Separation Agreement, dated May 12, 1997, between the Registrant and Edwin C. Winder

    10.17(16)   Employment Agreement, dated January 1, 1989, between the Registrant and Phillip E. White

    10.18(2)    Contract of Employment, dated December 5, 1996, between the Registrant and Kenneth Coulter

    10.19(2)    Employment Letter Agreement, dated November 25, 1996, between the Registrant and Kenneth Coulter

    10.20(5)    Subscription Agreement, dated August 12, 1997, between the Company and Fletcher International
                  Limited

    10.21(17)   Exchange Agreement, dated as of November 17, 1997, between the Company and Fletcher International
                  Limited

    10.22(17)   Amendment No. 1 to Subscription Agreement, dated as of November 17, 1997, between the Company and
                  Fletcher International Limited

EXHIBIT NO.                                                 DESCRIPTION
--------------  ----------------------------------------------------------------------------------------------------
    10.23(6)    Securities Purchase Agreement, dated as of November 17, 1997, between the Company and the purchasers listed therein

    10.24(6)    Registration Rights Agreement, dated as of November 17, 1997, between the Company and the purchasers listed therein

    10.25(9)    Menlo Oaks Corporate Center Standard Business Lease, dated May 16, 1985, between the Registrant and
                  Amarok Bredero Partners for office space at 4100 Bohannon Drive, Menlo Park, California

    10.26(9)    Lease Amendment #1, dated July 2, 1986, between the Registrant and Amarok Bredero Partners for office space at 4100 Bohannon Drive, Menlo Park, California

    10.27(18)   Second Amendment to Lease, dated November 7, 1986 between the Registrant and Amarok Bredero Partners for office space at 4100 Bohannon Drive, Menlo Park, California

    10.28(19)   Third Amendment to Lease, dated June 18, 1991, between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4100 Bohannon Drive, Menlo Park, California

    10.29(2)    Fourth Amendment to Lease, dated June 30, 1997, between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4100 Bohannon Drive, Menlo Park, California

    10.30(10)   Menlo Oaks Corporate Center Standard Business Lease, dated September 4, 1987 between the Registrant and Menlo Oaks Partners, L.P. for office space at 4300/4400 Bohannon Drive, Menlo Park, California

    10.31(2)    Side Letter Agreement, dated August 31, 1987, between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4300/4400 Bohannon Drive, Menlo Park, California

    10.32(2)    Side Letter Agreement, dated October 27, 1987, between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4300/4400 Bohannon Drive, Menlo Park, California

    10.33(19)   First Amendment to Lease, dated June 18, 1991, between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4300/4400 Bohannon Drive, Menlo Park, California

    10.34(20)   Second Amendment to Lease, dated July 17, 1992, between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4300/4400 Bohannon Drive, Menlo Park, California

    10.35(2)    Third Amendment to Lease, dated June 8, 1993 between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4300/4400 Bohannon Drive, Menlo Park, California

    10.36(21)   Fourth Amendment to Lease, dated February 10, 1994, between the Registrant and Menlo Oaks Partners,
                  L.P. for office space at 4300/4400 Bohannon Drive, Menlo Park, California

    10.37(2)    Fifth Amendment to Lease, dated June 30, 1997 between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4300/4400 Bohannon Drive, Menlo Park, California

    10.38(21)   Menlo Oaks Corporate Center Standard Business Lease, dated February 10, 1994 between the Registrant and Menlo Oaks Partners, L.P. for office space at 4600/4700 Bohannon Drive, Menlo Park, California

    10.39(21)   First Amendment to Lease, dated March 17, 1994, between the Registrant and Menlo Oaks Partners, L.P.
                  for office space at 4600/4700 Bohannon Drive, Menlo Park, California

    10.40(2)    Second Amendment to Lease, dated September 22, 1994, between the Registrant and Menlo Oaks Partners,
                  L.P. for office space at 4600/4700 Bohannon Drive, Menlo Park, California

    10.41(2)    Third Amendment to Lease, dated December 28, 1994, between the Registrant and Menlo Oaks Partners,
                  L.P. for office space at 4600/4700 Bohannon Drive, Menlo Park, California

    10.42(10)   Office Lease, dated August 15, 1987, between the Registrant and Southlake Partners #1 for office space at 15961 College Blvd. and 11170 Lakeview Avenue, Lenexa, Kansas

    10.43(2)    First Amendment to Office Lease, dated April 15, 1988, between the Registrant and Southlake Partners
                  #1 for office space at 15901 College Blvd., Lenexa, Kansas

    10.44(2)    Amendment to Office Lease, dated October 20, 1997, between the Registrant and Southlake Partners #1 for office space at 15901 College Blvd. (now 16011 College Blvd) Lenexa, Kansas

    10.45(2)    Office Lease, dated October 20, 1997, between the Registrant and Southlake Partners #1 for office space at 11170 Lakeview Avenue, Lenexa, Kansas

EXHIBIT NO.                                                 DESCRIPTION
--------------  ----------------------------------------------------------------------------------------------------
    10.46(2)    Senior Secured Credit Agreement, dated December 31, 1997, among Informix Software, Inc., certain banks and other financial institutions that either now or in the future are parties to the agreement, BankBoston, N.A. and Canadian Imperial Bank of Commerce

    10.47(2)    Pledge Agreement, dated December 31, 1997, by and between the Registrant and BankBoston, N.A.

    10.48(2)    Pledge and Security Agreement, dated as of December 31, 1997, between Informix Software, Inc. and
                  BankBoston, N.A.

    10.49(2)    Continuing Guaranty, dated as of December 31, 1997, by the Registrant

    10.50(3)    1997 Non-Statutory Stock Option Plan and form of Stock Option Agreement thereunder

    10.51(3)    Offer of Employment Letter, dated January 23, 1998, from the Registrant to Susan T. Daniel

    10.52(3)    Offer of Employment Letter, dated January 19, 1998, from the Registrant to Gary Lloyd

    10.53(3)    Offer of Employment Letter, dated March 11, 1998, from the Registrant to Diane L. Fraiman

    10.54(3)    Office Lease, dated November 10, 1994, between WVP Income Plus III and Siebel Systems, L.P.
                  (assigned to Informix Corporation) for office space at 4005 Bohannon Drive, including addenda and amendments thereto

    10.55(3)    Office Lease, dated April 10, 1995, between the Registrant and 3905 Bohannon Partners for office space at 3905 Bohannon Drive, including addenda thereto

    10.56(2)    1998 Non-Statutory Stock Option Plan and form of Stock Option Agreement thereunder

    16.1 (24)   Letter regarding change in certifying accountants

    21.1 (22)   Subsidiaries of the Registrant

    23.1 (1)    Consent of Ernst & Young LLP, Independent Auditors (see page II-8)

    23.2 (1)    Consent of Ernst & Young LLP, Independent Auditor (see page II-9)

   *24.1        Power of Attorney

   *24.2        Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

    99.1        Form of Proxy Card for Red Brick Systems, Inc. Special Meeting of Stockholders to be held December
                  31, 1998.


------------------------


*   Previously filed


(1) Filed herewith

(2) Incorporated by reference to exhibits filed with the Registrants' Registration Statement on Form S-1 (File No. 333-43991)

(3) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for fiscal year ended December 31, 1997.

(4) Incorporated by reference to exhibits filed with the Registrant's quarterly report on Form 10-Q for the fiscal quarter ended July 2, 1995

(5) Incorporated by reference to exhibits filed with the Registrant's report on Form 8-K filed with the Commission on August 25, 1997

(6) Incorporated by reference to exhibits filed with the Registrant's report on Form 8-K filed with the Commission on December 4, 1997

(7) Incorporated by reference to exhibits filed with the amendment to the Registrant's Registration Statement on Form 8-A/A (File No. 000-15325) filed with the Commission on September 3, 1997

(8) Incorporated by reference to exhibits filed with the amendment to the Registrant's Registration Statement on Form 8-A/A (File No. 000-15325) filed with the Commission on December 3, 1997

(9) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1 (File No. 33-8006)

(10) Incorporated by reference to exhibit filed with the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1988

(11) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (File No. 33-31116)

(12) Incorporated by reference to exhibits filed with Registrant's Registration Statements on Form S-8 (File Nos: 33-22862, 33-31117 and 33-506-10)

(13) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (File No. 333-31369) filed with the Commission on July 16, 1997

(14) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (File No. 333-31371) filed with the Commission on July 16, 1997

(15) Incorporated by reference to exhibits filed with the Registrant's quarterly report on Form 10-Q for the fiscal quarter ended September 28, 1997

(16) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1989

(17) Incorporated by reference to exhibits filed with Registrant's report on Form 8-K filed with the Commission on December 2, 1997

(18) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1986

(19) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1991

(20) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1992

(21) Incorporated by reference to exhibits filed with Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1993

(22) Incorporated by reference to exhibits filed with the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1996

(23) Incorporated by reference to exhibits filed with the Registrant's annual report on Form 10-K/A for the fiscal year ended December 31, 1997

(24) Incorporated by reference to exhibit filed with Registrant's report on Form 8-K/A filed with the Commission on June 2, 1998